As filed with the Securities and Exchange Commission on March 14, 2016

Registration No. 333-208556

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COCA-COLA EUROPEAN PARTNERS LIMITED

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant name into English)

England and Wales

(State or other jurisdiction of incorporation or organization)

2086

(Primary Standard Industrial Classification Code Number)

98-1267571

(I.R.S. Employer Identification Number)

c/o Jordans Limited

20-22 Bedford Row,

London, WC1R 4JS

+44 (0)20 7400 3333

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue

Suite 204

Newark, DE 19711

(302) 738-6680

Attention: Service of Process Department

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Helene R. Banks, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Eric S. Shube, Esq. Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 (212) 610-6366	Matthew P. Salerno, Esq. Grant M. Binder, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2742

Approximate date of commencement of proposed sale of the securities to the public: As promptly as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the closing of the transactions described therein.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such dates as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered (2)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)(5)
Ordinary shares, nominal value €0.01 per share(6)	233,477,988	N/A	$8,279,300,393.10	$833,725.55

(1)	This registration statement relates to the ordinary shares of the Registrant, nominal value €0.01 per share (the “Orange Shares”), to be issued to holders of the common stock (the “CCE Common Stock”) of Coca-Cola Enterprises, Inc. (“CCE”), pursuant to the Merger Agreement, dated as of August 6, 2015, by and among CCE, Coca-Cola European Partners Limited (formerly known as Spark Orange Limited) (“Orange”), Orange U.S. HoldCo, LLC (“US HoldCo”) and Orange MergeCo, LLC (“MergeCo”).
(2)	Represents the maximum number of the Orange Shares estimated to be issuable upon the closing of the Merger (as described herein). Calculated as the sum of:
(a)	the CCE Common Stock estimated to be outstanding immediately prior to the closing of the Merger (including, for the avoidance of doubt, the Dissenting Shares as defined in the Merger Agreement); and
(b)	(i) the number of shares of CCE Common Stock subject to, underlying or issuable in connection with the vesting, settlement or exercise of all CCE equity awards as of immediately prior to the closing of the Merger minus (ii) the number of shares of CCE Common Stock that could be purchased with the aggregate exercise price in respect of any outstanding in the money White Equity Options (as defined in the Merger Agreement), assuming a price per share of CCE Common Stock of $49.58, as the closing price of CCE Common Stock at the close of trading on the trading day immediately prior to the closing of the Merger.
(3)	Estimated solely for the purpose of calculating the registration fee. The registration fee is required by Section 6(b) of the Securities Act (as defined herein), and computed pursuant to Rules 457(f) and 457(c) under the Securities Act. Pursuant to Rule 457(f) under the Securities Act, the proposed maximum aggregate offering price of the Orange Shares is equal to $8,279,300,393.10, which was determined by multiplying (i) 233,477,988, the estimated number of Orange Shares to be exchanged for shares of CCE Common Stock (the total number of shares of CCE Common Stock outstanding or subject to, underlying or issuable in connection with CCE equity awards), by (ii) $49.58, the average of the high and low prices for the CCE Common Stock as reported on the NYSE on December 9, 2015 and subtracting (iii) $3,295,370,862, the estimated amount of cash to be paid by Orange to CCE Shareholders (as defined herein) in the Merger described herein. The estimated amount of cash to be paid to CCE Shareholders was calculated as (a) 227,266,956, the estimated maximum number of shares of CCE Common Stock outstanding immediately prior to the closing of the Merger, multiplied by (b) the Cash Consideration of $14.50 per share.
(4)	Calculated by multiplying the estimated aggregate offering price of the securities to be registered by 0.0001007.
(5)	Previously paid.
(6)	Also includes additional Orange Shares that Orange may issue in connection with the Merger as adjustment shares. Such adjustment shares may be issued in the future following a valid indemnification claim made by Olive, Red or Orange during the period from the closing date to the date that is three months after the date that Orange files with the SEC its annual report on Form 20-F in respect of the fiscal year ending December 31, 2016, in respect of one or more breaches of warranties under the Master Agreement (as defined below). Such adjustment shares will be issued to certain shareholders of Orange following the occurrence of certain indemnification claims, provided such indemnification claims meet the conditions described under “Master Agreement–Survival of Warranties; Indemnification.” Unless and until such indemnification claims are finally determined to be valid, the adjustment shares are not issuable. The number of adjustment shares cannot be known at this time and there may be none at all. If adjustment shares are issued in connection with the Merger, they will be issued to the relevant shareholders as described herein. The value attributable to such adjustment shares, if any, will be reflected in the market price of the Orange Shares. The adjustment shares will be issued for no additional consideration, and therefore there will be no additional filing fee payable with respect to such adjustment shares upon issuance, if any.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”). These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

PRELIMINARY–SUBJECT TO COMPLETION–DATED MARCH 14, 2016

LETTER TO CCE SHAREHOLDERS

To the shareholders of Coca-Cola Enterprises, Inc.:

You are cordially invited to attend a special meeting of the shareholders of Coca-Cola Enterprises, Inc. (“CCE”) to be held on [    ], 2016 at [    ] a.m., Eastern [Standard/Daylight] Time, at [    ], located at [    ]. At the special meeting, you will be asked to consider and vote on a proposal to adopt the Merger Agreement (the “Merger Agreement”), dated as of August 6, 2015, by and among CCE, Coca-Cola European Partners Limited (formerly known as Spark Orange Limited) (“Orange”), Orange U.S. HoldCo, LLC (“US HoldCo”) and Orange MergeCo, LLC (“MergeCo”) and certain other related proposals.

As previously announced, on August 6, 2015, CCE, Orange, US HoldCo and MergeCo entered into the Merger Agreement. The Merger Agreement provides that CCE will merge with and into MergeCo (the “Merger”), with MergeCo continuing as the surviving company and an indirect wholly owned subsidiary of Orange. Orange is a newly-formed company organized under the laws of England and Wales that will be the parent of MergeCo (the surviving company of the Merger) and the companies that own the Coca-Cola bottling operations in Germany, the Iberian Region (i.e. Spain, Portugal and Andorra) and Iceland.

The terms of the combination of CCE and the German and Iberian Region bottling businesses under Orange are set forth in the Transaction Master Agreement, dated as of August 6, 2015 (as it may be amended and restated from time to time, the “Master Agreement”), entered into by CCE, Orange, MergeCo, US HoldCo, the legal entities that own the German bottling business of The Coca-Cola Company and Coca-Cola Iberian Partners, S.A.U. (formerly known as Coca-Cola Iberian Partners, S.A.), a Spanish company with registered office at Paseo de la Castellana, 259-C (Torre de Cristal), Floor 9, 28046, Madrid and Spanish tax identification number A-86,561,412 (“Olive”).

Pursuant to the Merger Agreement, each share of the common stock of CCE (“CCE Common Stock”), other than certain excluded shares, treasury shares and shares of dissenting shareholders, will be converted into the right to receive one (1) validly issued, fully paid, non-assessable Orange Share (as defined below) (the “Stock Consideration”) and cash consideration of $14.50 (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). Each option, performance unit and restricted stock unit, including each deferred stock unit, of CCE will be converted into a similar right in respect of Orange based on a formula set forth in the Merger Agreement. The Merger Agreement is governed by Delaware law.

Immediately prior to the Merger, (i) all of the issued and outstanding shares of Olive will be contributed to Orange in exchange for Orange Shares representing approximately 34% of the Diluted Orange Share Count (as defined in the Master Agreement) (the “Olive Contribution”) and (ii) all of the issued and outstanding shares of The Coca-Cola Company’s German bottling business, (Coca-Cola Erfrischungsgetränke GmbH, with its corporate seat in Berlin, registered in the commercial register of the local court (Amtsgericht) of Berlin Charlottenburg under HRB 62845 B (“Black”)), will be contributed to Orange in exchange for Orange Shares representing approximately 18% of the Diluted Orange Share Count (the “Black Contribution”). The share allocations, and the percentage ownership represented thereby, may change at the time of the Merger to reflect any dissenting shares or appraisal shares of CCE and certain shortfalls in meeting specified financial position metric targets prior to the closing of the Merger. The Master Agreement is governed by English law.

The CCE board of directors recommends that you vote “FOR” the proposal to adopt the Merger Agreement, the proposal to approve the provisions in the Orange Articles of Association providing for the three-, four- and five-year terms for initial independent non-executive directors and providing for the terms for the initial Chief Executive Officer and the initial Chairman to extend for as long as they hold such office, the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies and the proposal to approve, on a non-binding, advisory basis, certain compensation arrangements for CCE’s named executive officers in connection with the Merger.

On behalf of the CCE board of directors, thank you for your consideration and continued support.

Very truly yours,

John F. Brock

Chairman and Chief Executive

Coca-Cola Enterprises, Inc.

None of the SEC nor any state securities commission or the U.K. Financial Conduct Authority has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of such securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. For the avoidance of doubt, this proxy statement/prospectus does not constitute an offer to buy or sell securities or a solicitation of an offer to buy or sell any securities in the U.K. or any other state in the European Economic Area or a solicitation of a proxy under the laws of England and Wales, and it is not intended to be, and is not, a prospectus or an offer document for the purposes of the U.K. Financial Conduct Authority’s Prospectus Rules or Listing Rules.

We urge all CCE Shareholders to read the accompanying proxy statement/prospectus, including the Annexes thereto and the documents incorporated by reference therein, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 14 in the accompanying proxy statement/prospectus.

This proxy statement/prospectus is dated [    ], 2016, and is first being mailed to the CCE Shareholders (as defined below) on or about [    ], 2016.

NOTICE OF SPECIAL MEETING OF CCE SHAREHOLDERS

Time and Date:	[ ] a.m. Eastern [Standard/Daylight] Time on [ ], 2016.

Place:	[ ]

Record Date:	Shareholders at the close of business on [ ], 2016 are entitled to vote.

Matters to Be Voted upon:	•	The proposal to adopt the Merger Agreement, as it may be amended from time to time, as more fully described in the enclosed proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex B to the proxy statement/prospectus.

•	A proposal to approve the provisions in the Orange Articles of Association providing for the three-, four- and five-year terms for initial independent non-executive directors (each, an “Initial INED”) and providing for the terms for the initial Chief Executive Officer and the initial Chairman to extend for as long as they hold such office, as more fully described in the enclosed proxy statement/prospectus.

•	A proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

•	A proposal to approve, on a non-binding, advisory basis, certain compensation arrangements for CCE’s named executive officers in connection with the Merger.

Appraisal Rights:	CCE Shareholders who do not vote in favor of the adoption of the Merger Agreement will have the right to seek appraisal of the fair value of their shares of CCE Common Stock if the Merger contemplated by the Merger Agreement is completed, but only if (1) they do not vote in favor of the proposal to adopt the Merger Agreement, (2) they submit a written demand for appraisal of their shares before the taking of the vote on the Merger Agreement at the special meeting and (3) they comply with applicable requirements of Section 262 of the Delaware General Corporation Law (the “DGCL”), which are summarized in greater detail in the accompanying proxy statement/prospectus and a copy of which is included as Annex F to the proxy statement/prospectus.

The CCE board of directors recommends that you vote “FOR” the proposal to adopt the Merger Agreement, “FOR” the proposal to approve the provisions in the Orange Articles of Association providing for the three-, four- and five-year terms for the Initial INEDs and providing for the terms for the initial Chief Executive Officer and the initial Chairman to extend for as long as they hold such office, “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies and “FOR” the proposal to approve, on a non-binding, advisory basis, certain compensation arrangements for CCE’s named executive officers in connection with the Merger.

Your vote is very important. Whether or not you plan to attend the special meeting, please promptly vote by Internet or telephone, or by marking, signing, dating and returning the enclosed proxy card (if you are a registered holder), or the voting instruction card provided by your bank or broker (if you hold your shares through an account with a bank or broker) so that your shares will be represented at the special meeting.

The enclosed proxy statement/prospectus provides a detailed description of the Merger, the Merger Agreement, the Master Agreement and transactions contemplated thereby. We urge you to read this proxy statement/prospectus, including any documents incorporated by reference, and the Annexes carefully and in their entirety. If you have any questions concerning the Merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need helping voting your shares of CCE Common Stock, please contact CCE’s proxy solicitor using the contact instructions on the enclosed proxy card.

Suzanne N. Forlidas, Vice President, Secretary and Deputy General Counsel

Atlanta, Georgia

[                    ], 2016

THIS PROXY STATEMENT/PROSPECTUS INCORPORATES ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about CCE from documents that CCE has filed with or furnished to the SEC, but that have not been included in this proxy statement/prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in this proxy statement/prospectus for more details.

You can obtain any of the documents filed with or furnished to the SEC by CCE at no cost from the SEC’s website at www.sec.gov. You may also request copies of these documents, including documents incorporated by reference into this proxy statement/prospectus, at no cost by contacting CCE.

CCE will provide you with copies of the documents it has filed with the SEC relating to CCE, without charge, upon written request to:

Office of the Secretary

Coca-Cola Enterprises, Inc.

PO Box 673548

Marietta, Georgia 30067

(678) 260-3490

In addition, if you have questions about the Merger or the special meeting, need additional copies of this document or need to obtain proxy cards or other information related to the proxy solicitations, you may contact MacKenzie Partners, Inc. (“MacKenzie”) at the following address and telephone number:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

or

Toll Free (800) 322-2885

In order for CCE Shareholders to receive timely delivery of the documents in advance of the special meeting, CCE Shareholders must request the documents no later than [                    ], 2016.

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document constitutes a prospectus of Orange under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) with respect to the Orange Shares to be issued to CCE Shareholders in the Merger. This document is also a notice of meeting and proxy statement under Delaware law with respect to the special meeting at which CCE Shareholders will be asked to consider and vote upon the proposal to adopt the Merger Agreement and certain related proposals described herein.

Except as specifically stated otherwise in this proxy statement/prospectus, information contained in this proxy statement/prospectus regarding CCE has been provided by CCE and information contained in this proxy statement/prospectus regarding Olive, Red and Black has been provided by Olive, Red and Black, respectively. No other person has been authorized to provide you with information that is different from what is contained in, or incorporated by reference into, this proxy statement/prospectus, and, if given or made, such information must not be relied upon as having been authorized. This proxy statement/prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any circumstances in which such offer or solicitation is unlawful. The distribution or possession of the proxy statement/prospectus in or from certain jurisdictions may be restricted by law. You should inform yourself about and observe any such restrictions, and none of CCE, Orange, US HoldCo, MergeCo, Red, Black or Olive accepts any liability in relation to any such restrictions.

Neither the distribution of this proxy statement/prospectus nor the issuance by Orange of Orange Shares in connection with the Merger shall, under any circumstances, create any implication that there has been no change in the affairs of CCE, Orange, US HoldCo, MergeCo, Red, Black or Olive since the date of this proxy statement/prospectus or that the information contained in this proxy statement/prospectus is correct as of any time subsequent to its date or that the information incorporated by reference into this proxy statement/prospectus is accurate as of any time other than the date of such information.

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QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTIONS

The following are answers to some of the questions you may have as a CCE Shareholder. These questions and answers only highlight some of the information contained in this proxy statement/prospectus. They may not contain all the information that is important to you. You should read carefully this entire document, including the Annexes and the documents incorporated by reference into this document, to fully understand the proposed Merger and the voting procedures for the special meeting of CCE Shareholders. See “Where You Can Find More Information” in this proxy statement/prospectus.

Q:	What is this document?

A:	This is a proxy statement/prospectus filed by Coca-Cola Enterprises, Inc. (“CCE”) and Coca-Cola European Partners Limited (formerly known as Spark Orange Limited) (“Orange”). This is a proxy statement because it will be used by the CCE board of directors (the “CCE Board”) to solicit proxies for the special meeting of holders (the “CCE Shareholders”) of each share of the common stock of CCE (the “CCE Common Stock”), at which CCE Shareholders will be asked to vote on the proposal to adopt the Merger Agreement (the “Merger Agreement”), dated as of August 6, 2015, by and among CCE, Orange, Orange U.S. HoldCo, LLC (“US HoldCo”) and Orange MergeCo, LLC (“MergeCo”) and approve certain related proposals described herein. As previously announced, on August 6, 2015, CCE, Orange, US HoldCo and MergeCo entered into the Merger Agreement. The Merger Agreement provides that CCE will merge with and into MergeCo (the “Merger”), with MergeCo continuing as the surviving company and an indirect wholly owned subsidiary of Orange. This is a prospectus because it will be used by Orange to offer validly issued, fully paid, non-assessable ordinary shares in the capital of Orange with a nominal value of €0.01 each (the “Orange Shares”) to the CCE Shareholders in exchange for their CCE Common Stock at the effective time of the Merger.

This proxy statement/prospectus contains important information about the Merger and related transactions, the business, results of operations and financial condition of each of CCE, Coca-Cola Iberian Partners, S.A.U. (formerly known as Coca-Cola Iberian Partners, S.A.). (“Olive”) and Coca-Cola Erfrischungsgetränke GmbH (formerly known as Coca-Cola Erfrischungsgetränke Aktiengesellschaft) (“Black”), the Orange Shares to be issued, certain risk factors related to the Merger and related transactions and each of CCE, Olive, Black and Orange, and other matters that are important to CCE Shareholders. We urge all CCE Shareholders to read this proxy statement/prospectus, including the Annexes and the documents incorporated by reference in this proxy statement/prospectus, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 14 in this proxy statement/prospectus.

Q:	What are the transactions contemplated by the Merger Agreement?

A:	The Merger Agreement provides that CCE will merge with and into MergeCo, with MergeCo continuing as the surviving company and an indirect wholly owned subsidiary of Orange. Pursuant to the Merger Agreement, each share of CCE Common Stock, other than certain excluded shares, treasury shares and shares of dissenting shareholders, will be converted into the right to receive one (1) validly issued, fully paid, non-assessable Orange Share (as defined below) (the “Stock Consideration”) and cash consideration of $14.50 (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). Each stock option in respect of CCE Common Stock will be converted into a similar right in respect of Orange Shares based on the per-share volume-weighted average price of CCE Common Stock on the last full trading day occurring before the Completion and the per-share volume-weighted average price of Orange Shares on the first full trading day occurring after the Completion. Each performance unit and restricted stock unit of CCE, including each deferred stock unit of CCE, granted under shareholder-approved equity compensation plans, will be exchanged for one restricted stock unit, performance stock unit or deferred stock unit with respect to Orange Shares and a credit of $14.50 for each such unit to the account of the holders of the respective units.

The Merger is part of the combination of CCE and the companies that own the Coca-Cola bottling operations in Germany, the Iberian Region and Iceland under Orange, a newly-formed holding company organized under the laws of England and Wales (such combination is referred to herein as the “Combination”).

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Q:	What is the Master Agreement?

A:	The terms of the combination of CCE and the German and Iberian Region bottling businesses under Orange are set forth in the Transaction Master Agreement, dated as of August 6, 2015 (as it may be amended and restated from time to time, the “Master Agreement”), entered into by CCE, Orange, MergeCo, US HoldCo, European Refreshments (“Red 1”), Coca-Cola Gesellschaft mit beschränkter Haftung (“Red 2”) and Vivaqa Beteiligungs GmbH & Co. KG (“Red 3” and, together with Red 1 and Red 2, “Red”) and Olive. The Master Agreement provides that substantially simultaneously with, but prior to, the Merger all of the issued and outstanding shares of Olive will be contributed by Olive Partners, S.A., a Spanish company (sociedad anónima) (“Olive HoldCo”), to Orange in exchange for Orange Shares representing approximately 34% of the Diluted Orange Share Count (as defined in the Master Agreement) (the “Olive Contribution”), and all of the issued and outstanding shares of Black, will be contributed by Red to Orange in exchange for Orange Shares representing approximately 18% of the Diluted Orange Share Count (the “Black Contribution”), which will be effected through the “Olive Contribution Agreement” and the “Black Contribution Agreement,” respectively, included as Exhibit 10.3 and Exhibit 10.4, respectively, to the registration statement of which this proxy statement/prospectus forms a part. The completion of the Combination is referred to herein as the “Completion.”

Q:	What are the reasons for the Merger?

A:	The Merger is part of the combination of CCE, Olive and Black under Orange, in a transformational transaction that will create the world’s largest independent Coca-Cola bottler based on net revenues. For a detailed discussion, see “The Merger–CCE’s Reasons for the Merger and Recommendation of the CCE Board” in this proxy statement/prospectus.

Q:	Why will the place of incorporation of Orange be the United Kingdom?

A:	CCE, Olive and Red decided that Orange would be organized under the laws of England and Wales for the following reasons:

•	The U.K. has a stable and well-developed legal system that encourages high standards of corporate governance and provides shareholders with substantial rights,

•	Organizing Orange in the U.K. will enhance Orange’s ability to develop relations with potential European institutional investors and diversify the investor base of Orange, and

•	Organizing Orange in the U.K. will result in significantly enhanced cash management flexibility, including access to non-U.S. cash flow with associated financial benefits, as compared to incorporation in the United States.

Q:	Why am I receiving this proxy statement/prospectus?

A:	You are receiving this proxy statement/prospectus because you have been identified as a CCE Shareholder as of the record date and, as such, you are entitled to vote at the special meeting.

Q:	What are the proposals on which I am being asked to vote?

A:	You are being asked to vote to (i) adopt the Merger Agreement and thereby approve the Merger provided for in the Merger Agreement, (ii) in accordance with Rule 14a-4(a)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), approve provisions in the Orange Articles (as defined below in “Comparison of the Rights of Holders of CCE Common Stock and Orange Shares”) providing for the three-, four- and five-year terms for the Initial INEDs and providing for the terms for the initial Chief Executive Officer and the initial Chairman to extend for as long as they hold such office, (iii) authorize the holder of any proxy solicited by the CCE Board to vote in favor of the proposal to adjourn the special meeting to another time and place if, at the special meeting, the CCE Board determines it is necessary or appropriate to adjourn the special meeting and (iv) to approve, on a non-binding, advisory basis, certain compensation arrangements for CCE’s named executive officers in connection with the Merger.

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Q:	How does the CCE Board recommend that I vote?

A:	The CCE Board unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that it is advisable and in the best interests of CCE and the CCE Shareholders. The CCE Board unanimously recommends that the CCE Shareholders vote:

•	“FOR” the proposal to adopt the Merger Agreement (Proposal 1);

•	“FOR” the proposal to approve the provisions in the Orange Articles providing for the three-, four- and five-year terms for the Initial INEDs and providing for the terms for the initial Chief Executive Officer and the initial Chairman to extend for as long as they hold such office (Proposal 2);

•	“FOR” the proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement (Proposal 3); and

•	“FOR” the proposal to approve, on a non-binding, advisory basis, certain compensation arrangements for CCE’s named executive officers in connection with the Merger (Proposal 4).

For more information regarding the recommendations of the CCE Board, see “CCE’s Reasons for the Merger and Recommendation of the CCE Board” and “Interests of Certain Persons in the Merger” in this proxy statement/prospectus.

Q:	What is the Franchise Relationship Committee and how do they recommend that I vote?

A:	CCE formed the Franchise Relationship Committee (“FRC”) in 2010. The FRC reviews and considers, on behalf of CCE, and must approve any proposed merger or consolidation between CCE and The Coca-Cola Company, a Delaware corporation (“The Coca-Cola Company” and, together with its consolidated subsidiaries (unless the context suggests otherwise), including Red, “TCCC”), any purchase of an equity interest in TCCC, any purchase by TCCC of an equity interest in the CCE and any purchase by CCE from TCCC of goods and services other than in the ordinary course of business. The FRC also reviews and considers, and must approve, any transaction involving the acquisition or disposition by CCE of franchise rights or territories, any other transaction between CCE and TCCC or any other franchisor that is not in the ordinary course of business and that has an aggregate value exceeding $10 million, as well as any other transactions between the CCE and TCCC or any other franchisor that may be referred to the FRC by the CCE Board.

While TCCC is not a “related party” under applicable rules of the SEC, CCE’s related person transaction policy provides for review by the FRC of the transactions described above (including the Merger and related transactions) due to the significance of the franchise relationship with TCCC. This committee is composed entirely of directors who (i) are not, and for the past five years have not been, an officer, director, or employee of TCCC or one of its affiliates, (ii) do not own more than 1% of TCCC’s outstanding shares and (iii) do not own any equity (except as permitted by (ii)) of a party to the transaction being considered by the committee.

The FRC unanimously approved the Merger Agreement and the related transactions and determined that it is advisable and in the best interests of CCE and CCE Shareholders and resolved that the CCE Board recommend adoption by the CCE Shareholders.

Q:	Why is my vote important?

A:

Your vote is very important because the affirmative vote of the holders of a majority of all of the outstanding shares of CCE Common Stock entitled to vote at the special meeting of the CCE Shareholders is required to approve (i) the adoption of the Merger Agreement and thereby approve the Merger provided for in the Merger Agreement and (ii) the provisions in the Orange Articles (as defined below under “Comparison of the Rights of Holders of CCE Common Stock and Orange Shares” in this proxy statement/ prospectus) providing for the three-, four- and five-year terms for the Initial INEDs and providing for the

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terms for the initial Chief Executive Officer and the initial Chairman to extend for as long as they hold such office, as more fully described in the enclosed proxy statement/prospectus. A failure to vote your shares, including due to your failure to instruct your bank, broker or other nominee to vote on your behalf, will have the same effect as a vote “AGAINST” the adoption of the Merger Agreement. We encourage you to submit your proxy or vote your shares by telephone or Internet as soon as possible.

Q:	What will the CCE Shareholders receive as consideration in the Merger?

A:	At the effective time of the Merger, each share of CCE Common Stock issued and outstanding immediately prior to the Merger will be cancelled and automatically converted into the right to receive one (1) Orange Share and the right to receive $14.50 in cash, without interest, per share. The Stock Consideration is fixed, and, as a result, the number of Orange Shares issued as part of the Stock Consideration pursuant to the Merger will not fluctuate up or down based on the market price of a share of CCE Common Stock prior to the Merger. The Orange Shares will be registered with the SEC and are expected to be listed on the New York Stock Exchange (“NYSE”), Euronext Amsterdam (“ASE”) and the standard listing segment of the Official List of the UKLA (“Official List”), and admitted to trading on the ASE and Euronext London (“Euronext London”) pursuant to a standard listing. In addition, listing on the Barcelona, Bilbao, Madrid and Valencia Stock Exchanges (the “Spanish Stock Exchanges” and, together with the ASE and Euronext London, the “European Exchanges”) for trading through the Spanish Automated Quotation System (Sistema de Interconexíon Bursátil or Mercado Continuo) (“AQS”) is being pursued. Following the Merger, CCE Common Stock will be delisted from the NYSE.

Q:	What is the source of the Cash Consideration?

A:	The Cash Consideration is expected to be paid out of cash on hand and the net proceeds of one or more debt financings by Orange and/or its subsidiaries (the “Debt Financing”). The Debt Financing is expected to be obtained in the public and bank market. Orange expects to have the Debt Financing in place during the second quarter of 2016.

Q:	Will Orange pay dividends after the Completion?

A:	The dividend policy of Orange will be determined by the Orange board of directors (the “Orange Board”) after the Completion. The Orange Board will only be permitted to declare a dividend or recommend that a dividend be paid (i) if such dividend is not prohibited by statute or the general law and (ii) if, when making its determination, the Orange Board takes into account Orange’s annual and long-term business plans and the working capital requirements, debt repayment obligations, banking covenants and operational requirements of Orange and any of its subsidiaries. It is intended that the application to the court requires that the reduction of capital be implemented prior to the end of July 2016 in order to allow Orange to pay a regular periodic dividend. See “Comparison of the Rights of Holders of CCE Common Stock and Orange Shares.”

Q:	What percentage of the Orange Shares will the CCE Shareholders, Red and Olive HoldCo own immediately following the Completion?

A:	Immediately following the Completion, on a fully-diluted basis, subject to the terms of the Master Agreement, CCE Shareholders will own approximately 48% of the Orange Shares, Olive HoldCo will own approximately 34% of the Orange Shares and Red will own approximately 18% of the Orange Shares.

Q:	Are there any circumstances under which the ownership allocations may change?

A:	Pursuant to the Master Agreement, the share allocations, and the percentage ownership represented thereby, may change to reflect any dissenting shares and certain shortfalls in meeting specified financial position metric targets prior to the Merger. See “The Master Agreement–Transaction Consideration” and “The Master Agreement–Net Financial Position” in this proxy statement/prospectus for a summary of the adjustment mechanisms in the Master Agreement.

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Q:	Will appraisal rights be available for dissenting shareholders?

A:	Yes. Under Delaware law, record holders of CCE Common Stock who do not vote in favor of the proposal to adopt the Merger Agreement and who otherwise strictly comply with the applicable requirements of Section 262 of the DGCL will be entitled to seek appraisal rights in connection with the Merger, and if the Merger is completed, obtain payment in cash equal to the fair value of their shares of CCE Common Stock as determined by the Court of Chancery of the State of Delaware, instead of the Merger Consideration. To exercise your appraisal rights, you must strictly follow the procedures prescribed by Delaware law. These procedures are summarized in this proxy statement/prospectus. In addition, the text of Section 262 of the DGCL is included as Annex F to this proxy statement/prospectus. Failure to strictly comply with Section 262 of the DGCL will result in a loss of the right of appraisal.

Q:	What vote is required to adopt the Merger Agreement (Proposal 1)?

A:	The affirmative vote of the holders of a majority of all of the outstanding shares of CCE Common Stock entitled to vote at the special meeting of the CCE Shareholders.

CCE Shareholders are entitled to one vote for each share of CCE Common Stock owned as of the close of business on the record date. As of the record date, [ ] shares of CCE Common Stock were outstanding and entitled to vote at the special meeting and, as a result, the holders of at least [ ] shares of CCE Common Stock need to vote in favor of the proposal to adopt the Merger Agreement for that proposal to be approved (Proposal 1). Failures to vote, votes to abstain and broker non-votes will have the same effect as votes “AGAINST” the proposal to adopt the Merger Agreement.

Q:	What vote is required for the approval of the provisions in the Orange Articles providing for the initial terms for certain Orange Board members (Proposal 2)?

A:	The affirmative vote of the holders of a majority of all of the outstanding shares of CCE Common Stock entitled to vote at the special meeting of the CCE Shareholders.

CCE Shareholders are entitled to one vote for each share of CCE Common Stock owned as of the close of business on the record date. As of the record date, [ ] shares of CCE Common Stock were outstanding and entitled to vote at the special meeting and, as a result, the holders of at least [ ] shares of CCE Common Stock need to vote in favor of the proposal to approve the provisions in the Orange Articles providing for the initial terms for certain Orange Board members (Proposal 2). Failures to vote, votes to abstain and broker non-votes will have the same effect as votes “AGAINST” the proposal to approve the provisions in the Orange Articles providing for the initial terms for certain Orange Board members.

Q:	What vote is required for the approval of the proposal to adjourn the special meeting of the CCE Shareholders, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the Merger Agreement and the provisions in the Orange Articles providing for the initial terms for certain Orange Board members (Proposal 3)?

A:	Assuming a quorum is present, the proposal to adjourn the special meeting will be approved if the majority of the votes cast at the special meeting by holders of CCE Common Stock present or represented by proxy and voting on the proposal vote in the affirmative. Failure to vote, abstentions and broker non-votes will have no effect on the proposal to adjourn the special meeting.

Q:	What vote is required for the approval of the proposal to approve, on a non-binding, advisory basis, certain compensation arrangements for CCE’s named executive officers in connection with the Merger (Proposal 4)?

A:	Assuming a quorum is present, the proposal to approve, on a non-binding, advisory basis, certain compensation arrangements for CCE’s named executive officers in connection with the Merger requires the

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affirmative vote of the holders of a majority of CCE Common Stock present or represented by proxy and entitled to vote on the proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the compensation proposal, while broker non-votes and votes not in attendance will have no effect on such proposal. Proposal 4 is an advisory vote, it is not binding upon CCE or the CCE Board, and as such, approval of this proposal is not a condition to the closing of the Merger.

Q:	When is the Merger expected to be closed?

A:	It is currently anticipated that the Completion, which includes the closing of the Merger, will occur by the end of the second quarter of 2016; however, we cannot assure you when or if the Completion will occur. The required votes of the CCE Shareholders to adopt the Merger Agreement and approve the provisions in the Orange Articles providing for the initial terms for certain Orange Board members at the special meeting, as well as the necessary regulatory consents and approvals, must first be obtained, and certain other conditions specified in the Merger Agreement and the Master Agreement must be satisfied or, to the extent permissible, waived.

Q:	What happens if the proposal to adopt the Merger Agreement is not approved?

A:	If Proposal 1, the proposal to adopt the Merger Agreement, is not approved, CCE will continue to operate as it does now, its business will not be combined with Olive and Black, and CCE Shareholders will not receive the Merger Consideration. CCE will remain an independent public company, and CCE Common Stock will continue to be listed and traded on the NYSE under the symbol “CCE.” If the Merger Agreement is terminated under specified circumstances, CCE may be required to pay Orange a termination fee of $450 million. See “The Merger Agreement–Effects of Termination; Termination Fee” in this proxy statement/prospectus.

Q:	What happens if the proposal to approve the provisions in the Orange Articles providing for the initial terms for certain Orange Board members is not approved?

A:	If Proposal 2, the proposal to approve the provisions in the Orange Articles providing for the initial terms for certain Orange Board members, is not approved, the conditions to the Merger will not be satisfied, and, the closing of the Merger will not occur.

Q:	What happens if the other proposals are not approved?

A:	Approval of Proposal 3 and Proposal 4 are not conditions to the closing of the Merger. Accordingly, if Proposal 1 and Proposal 2 are approved by the CCE Shareholders, the vote to approve Proposal 3 or Proposal 4 will have no effect on the closing of the Merger or the Completion.

Q:	What conditions need to be satisfied prior to the closing of the Merger?

A:

The Merger is subject to the satisfaction of the conditions to the Completion set forth in the Master Agreement, including (i) obtaining the approval of the proposal to adopt the Merger Agreement and the provisions in the Orange Articles, if any, required to be approved by CCE Shareholders under applicable law (i.e., the provisions in the Orange Articles providing for the initial terms for certain Orange Board members) by a majority of CCE Shareholders, (ii) the availability to Orange of cash in an amount sufficient to pay the Cash Consideration, (iii) the NYSE approving the listing of the Orange Shares, (iv) the Orange Shares being admitted to listing and trading on the ASE and to trading on Euronext London, (v) approval by the U.K. Listing Authority of an Orange prospectus complying with the European prospectus directive, (vi) the filing and effectiveness of an Orange registration statement on Form F-4, (vii) the absence of legal prohibitions and the receipt of requisite regulatory approvals, (viii) the receipt by CCE, Red and Olive HoldCo of certain tax opinions, (ix) the absence of pending actions by any governmental entity that would

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prevent the Completion and (x) Red having executed new bottling agreements with Orange and its subsidiaries having an initial 10-year term, with a 10-year renewal term and, except as otherwise agreed, containing other terms materially similar to those currently in effect with CCE, Olive and Black. The Merger is also conditioned on the consummation of the Black Contribution and the Olive Contribution.

Each party’s obligation to close the Merger is further subject to there being no MAE Breach (as defined in the Master Agreement) by the other parties and CCE’s and Red’s obligations to close the Merger are further conditioned on (1) the completion of the Iberian Reorganization, with Olive HoldCo becoming party to the Master Agreement and other relevant documents (which occurred on December 14, 2015) and (2) the approval of the Combination Transactions by Olive HoldCo and Olive shareholders holding at least 80% of the voting power of shares in such entities. On November 11, 2015, Olive HoldCo shareholders holding 100% of such voting power approved the Combination Transactions.

Each of the parties has agreed to use all reasonable endeavors to satisfy the conditions to the Completion. If the conditions to the Completion are not satisfied by August 6, 2016, any conditions become impossible to be satisfied by such date, or any breach of other covenants or warranties occurs that would result in a MAE Breach and such breach cannot be cured before August 6, 2016, or, if curable, is not cured within 30 days following the delivery of a written notice, then the Master Agreement may be terminated by a non-breaching party, as a result of which the Merger Agreement would automatically be terminated.

Q:	Will the Merger be closed if the Black Contribution and/or the Olive Contribution are not completed?

A:	CCE is not required to close the Merger unless the Black Contribution and the Olive Contribution are completed. It is expected that the Black Contribution and the Olive Contribution will occur substantially simultaneously with, but prior to, the Merger.

Q:	What is the Iberian Reorganization?

A:	Pursuant to the framework agreement (the “Olive Framework Agreement”) dated as of July 30, 2015, by Olive and certain holders of its outstanding shares, Olive shareholders agreed to reorganize their holdings in Olive into Olive HoldCo. The “Iberian Reorganization” consists of (i) the incorporation of Olive HoldCo by the Olive shareholders party to the Olive Framework Agreement (the “Olive Accepting Shareholders”), and (ii) the contribution of the Olive Accepting Shareholders of 100% of the Olive shares to Olive HoldCo (with the previous acquisition by certain Olive Accepting Shareholders of the Olive shares owned by the Olive Shareholders who initially declined the offer to contribute their Olive shares to Olive HoldCo). Following the Iberian Reorganization, Olive HoldCo owns 100% of the share capital of Olive. On December 14, 2015, Olive HoldCo became party to the Master Agreement. On or before the Completion, Olive HoldCo will execute the Olive Contribution Agreement, whereby Olive will be contributed to Orange at the Completion.

Q:	How will the rights of CCE Shareholders change after the Merger?

A:	After the Merger, CCE Shareholders will become Orange shareholders, and their rights will be governed by the laws of England and Wales and the Orange Articles, which differ in several significant respects from DGCL and the CCE Charter and the CCE By-Laws, respectively, as currently in effect. A comparison of the rights of CCE Shareholders before and after the Completion may be found under “Comparison of the Rights of Holders of CCE Common Stock and Orange Shares” in this proxy statement/prospectus.

Q:	Will there be any agreements between Orange shareholders and Orange?

A:

Yes. At the Completion, Orange, Olive HoldCo and Red will enter into the Shareholders’ Agreement (as defined below). The Shareholders’ Agreement provides, among other things, for the Orange Board to be composed of up to 17 members, the majority of whom will be independent, based upon the concept of

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independence under the U.K. Corporate Governance Code. The Shareholders’ Agreement is governed by English law. See “Other Related Agreements–The Shareholders’ Agreement” in this proxy statement/prospectus for a description of the Shareholders’ Agreement.

Q:	Will Olive HoldCo and Red have any special rights as shareholders of Orange?

A:	For so long as they maintain certain ownership thresholds, Olive HoldCo will have the right to nominate up to five directors to the Orange Board, and Red will have the right to nominate up to two directors to the Orange Board. Pursuant to the Shareholders’ Agreement, certain Orange Board decisions will require the affirmative vote of a Red Nominated Director (as defined below) and/or an Olive HoldCo Nominated Director (as defined below).

Q:	Why am I being asked to vote on specific items of the Orange Articles?

A:	As a CCE Shareholder, pursuant to Section 14a-4(a)(3) of the Exchange Act, you have a right to vote on certain material differences between the Orange Articles and the CCE Charter and the CCE By-Laws. See “Special Meeting of CCE Shareholders–Proposal 2–Approval of the Initial Terms for Certain Orange Board Members” in this proxy statement/prospectus for the specific items of the Orange Articles on which you are being asked to vote.

Q:	What are the material U.S. federal income tax consequences of the Merger to CCE?

A:	CCE will not be subject to U.S. federal income tax on the Merger. However, the U.S. affiliates of Orange will continue to be subject to U.S. tax after the Merger.

Q:	What are the material U.S. federal income tax consequences of the Merger to U.S. Holders of CCE Common Stock?

A:	A U.S. Holder (as defined below under “Certain U.S. Tax Consequences of the Combination”) should generally recognize gain, if any, but not loss, for U.S. federal income tax purposes on the receipt of Orange Shares and Cash Consideration in exchange for CCE Common Stock pursuant to the Merger. The gain recognized should be equal to the excess, if any, of (i) the sum of the fair market value of the Stock Consideration and the amount of Cash Consideration received by a U.S. Holder in the Merger, over (ii) the U.S. Holder’s adjusted tax basis in the CCE Common Stock surrendered in the Merger. Any gain recognized will generally be long-term capital gain if the U.S. Holder has held the CCE Common Stock for more than one year at the time of the Merger.

While it is expected that U.S. Holders will recognize the full amount of any gain (but not loss) in the Merger, there are various tax rules that might provide otherwise, and it is still uncertain as to whether they actually will. More specifically, U.S. Holders will be required to recognize the full amount of any gain on the Merger if the “U.S. shareholders gain amount” equals or exceeds the “Orange income amount” (both as defined below under “Certain U.S. Tax Consequences of the Combination”). On the other hand, if the Orange income amount exceeds the U.S. shareholders gain amount, a U.S. Holder will recognize gain, but only to the extent of the amount of Cash Consideration received by the U.S. Holder in the Merger, and will not recognize any loss. The U.S. shareholders gain amount has been, and will continue to be, affected by changes in the price of CCE Common Stock, trading activity in CCE Common Stock, and the tax basis of U.S. Holders on the closing date. As a result, the U.S. Holders gain amount cannot be known until after the closing of the Merger. In addition, the Orange income amount cannot be known until after the end of the year in which the Merger is completed. While available facts and current projections by CCE indicate that the U.S. Holders’ gain amount should exceed the Orange income amount, this comparison cannot be made conclusively until the Merger is completed. As a result, Orange will not be in a position to definitively inform U.S. Holders as to the U.S. federal income tax consequences of the Merger until after its

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implementation. Following the Completion, Orange intends to notify CCE Shareholders via one or more website announcements regarding the tax treatment of the Merger to U.S. Holders. These announcements will be updated once actual year-end information becomes available.

CCE recommends that U.S. Holders consult their tax advisors as to the particular tax consequences of the Merger, including the effect of U.S. federal, state and local tax laws or foreign tax laws. See “Certain U.S. Tax Consequences of the Combination—U.S. Federal Income Tax Consequences of the Merger to CCE Shareholders” in this proxy statement/prospectus for a more detailed description of the U.S. federal income tax consequences of the Merger.

CCE SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE COMBINATION TRANSACTIONS, INCLUDING THE MERGER, AND OF THE OWNERSHIP AND DISPOSITION OF ORANGE SHARES AFTER THE COMBINATION TRANSACTIONS, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Q:	What are the material U.K. income tax consequences of the Merger to U.S. Holders of CCE Common Stock?

A:	There should be no U.K. direct tax consequences of the Combination Transactions for U.S. Holders. No U.K. stamp duty or stamp duty reserve tax (“SDRT”) should be payable in relation to the issuance of Orange Shares in the Merger. This is on the basis of Her Majesty’s Revenue and Customs (“HMRC”) having confirmed, in its published guidance and in practice, that as a result of the outcome of litigation that held, inter alia, the charge to SDRT on issuances of U.K. shares into clearance services of 1.5% of the issue price to be incompatible with EU law, HMRC will no longer seek to apply such charge on issuances of U.K. shares into clearance services. The parties have obtained confirmation of this position in relation to the issue of Orange Shares to Depository Trust & Clearing Corporation (“DTC”) by way of a formal clearance by HMRC.

No U.K. tax is required to be withheld from cash distributions on Orange Shares paid to U.S. Holders. In addition, U.S. Holders will not be subject to U.K. tax in respect of their receipt of cash distributions on their Orange Shares.

U.S. Holders will not be subject to U.K. tax on capital gains in respect of any gain realized by such U.S. Holders on a sale, exchange, redemption or other disposition of their Orange Shares.

Orange expects that, upon the Completion, Orange Shares to be issued to CCE Shareholders will be eligible for deposit and clearing within the DTC clearance system. While Orange Shares are held within the DTC clearance system, and provided that DTC satisfies various conditions specified in U.K. legislation, electronic book-entry transfers of such Orange Shares should not be subject to U.K. stamp duty and agreements to transfer such shares should not be subject to SDRT. The parties have obtained confirmation of this position by way of formal clearance by HMRC. Likewise, transfers of, or agreements to transfer, such Orange Shares from the DTC clearance system into another clearance system (or into a depositary receipt system) should not, provided that the other clearance system or depositary receipt system satisfies various conditions specified in U.K. legislation, be subject to U.K. stamp duty or SDRT.

In the event that Orange Shares have left the DTC clearance system, other than into another clearance system or depositary receipt system, any subsequent transfer of, or agreement to transfer, such Orange Shares may, subject to any available exemption or relief, be subject to U.K. stamp duty or SDRT at a rate of 0.5% of the consideration for such transfer or agreement. Any such U.K. stamp duty or SDRT will generally be payable by the transferee and must be paid (and any relevant transfer document stamped by HMRC) before the transfer can be registered in the books of Orange. In the event that Orange Shares that have left the DTC clearance system, other than into another clearance system or depositary receipt system, are subsequently transferred back into a clearance system or depositary receipt system, such transfer or agreement may, subject to any available exemption or relief, be subject to U.K. stamp duty or SDRT at a rate of 1.5% of the consideration for such transfer (or, where there is no such consideration, 1.5% of the value of such Orange Shares).

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THIS DISCUSSION IS NOT INTENDED TO BE TAX ADVICE TO ANY CCE SHAREHOLDER, CCE SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE COMBINATION TRANSACTIONS, INCLUDING THE MERGER, AND OF THE OWNERSHIP AND DISPOSITION OF ORANGE SHARES AFTER THE COMBINATION TRANSACTIONS, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Q:	What will be the relationship between MergeCo, as surviving company of the Merger, and Orange, Black and Olive after the proposed Combination?

A:	MergeCo, the surviving company of the Merger, will be an indirect wholly owned subsidiary of Orange. It is expected that MergeCo will change its name to Coca-Cola Enterprises, LLC following the effective time of the Merger. Black and Olive will also be indirectly wholly owned subsidiaries of Orange.

Q:	Who will serve as the senior officers of Orange and manage the business of the combined company following the Completion?

A:	The senior officers of Orange following the Completion will be Mr. John F. Brock, Chief Executive Officer, Mr. Damian Gammell, Chief Operating Officer, Mr. Manik Jhangiani, Chief Financial Officer, Mr. Victor Rufart, Chief Integration Officer, Ms. Pamela O. Kimmet, Chief Human Resources Officer, Mr. Ronald J. Lewis, Chief Supply Chain Officer, and Mr. Esat Sezer, Chief Information Officer, Mr. Ulrik Nehammer, Mr. Stephen Moorhouse, Mr. Ben Lambrecht, Mr. Leendert den Hollander and Mr. Francisco Cosano will lead the business units in Germany, Northern Europe, France, Great Britain and Iberia, respectively. Other members of the current CCE, Olive and Black corporate management teams are also expected to be named as senior managers of Orange.

Q:	Who will serve on the Orange Board following the Completion?

A:	The Orange Board will consist of 17 members, which will include, Ms. Sol Daurella (Chairman) and four other nominees of Olive HoldCo, two nominees of Red, Mr. Brock (as Chief Executive Officer) and nine INEDs (including seven of CCE’s current directors). See “Board of Directors of Orange” in this proxy statement/prospectus.

Q:	Following the Merger, will Orange Shares be listed for trading?

A:	Yes. Orange Shares are expected to be listed on the NYSE, the ASE and the Official List and admitted to trading on the ASE and Euronext London pursuant to a standard listing. In addition, listing on the Spanish Stock Exchanges for trading through the AQS is being pursued.

Q:	When and where will the special meeting be held?

A:	The special meeting will be held at [ ] a.m. Eastern [Standard/Daylight] Time on [ ], 2016.

Q:	Who is entitled to vote?

A:	CCE Shareholders whose shares of CCE Common Stock are recorded directly in their names in CCE’s stock register (referred to herein as shareholders of record) at the close of business on [ ], 2016 may vote their shares on the matters to be acted upon at the special meeting.

CCE Shareholders who hold shares of CCE Common Stock in “street name,” that is, through an account with a bank, broker or other nominee, are not entitled to vote at the special meeting. Such shareholders should instruct their bank, broker or other nominee how to vote their shares of CCE Common Stock, following the receipt of directions from their bank, broker or other nominee.

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Q:	How do I vote?

A:	You may vote in one of the following four ways:

By the Internet

If you are a CCE Shareholder of record, go to www.proxyvote.com 24 hours a day, 7 days a week, and follow the instructions. You will need the 16-digit control number that is included in the proxy materials. The Internet voting system allows you to confirm that the system has properly recorded your votes. This method of voting will be available up until [        ] [p.m.] Eastern [Standard/Daylight] Time, on [                     ], 2016.

If you hold your shares in “street name” you can vote by Internet by following the instructions on the enclosed proxy card. Please be aware of the voting cut offs as detailed on the proxy card.

By telephone

If you are a CCE Shareholder of record, on a touch-tone telephone, call toll-free [ ], 24 hours a day, 7 days a week, and follow the instructions. You will need the 16-digit control number that is included in the proxy materials that are sent to you. As with Internet voting, you will be able to confirm that the system has properly recorded your votes. This method of voting will be available up until [        ] [a.m.] [p.m.] Eastern [Standard/Daylight] Time, on [                     ], 2016.

If you hold your shares in “street name” you can vote by telephone by following the instructions on the enclosed proxy card. Please be aware of the voting cut offs as detailed on the proxy card.

By mail

If you are a CCE Shareholder of record, you can vote by marking, dating and signing your enclosed proxy card exactly as your name appears on the card and returning it by mail in the enclosed postage-paid envelope. If you hold your shares in “street name,” you can vote by completing and mailing the voting instruction form that will be provided by your bank, broker or other nominee. You should mail the proxy card or voting instruction form in plenty of time to allow delivery prior to the special meeting. Do not mail the proxy card or voting instruction form if you are voting by the Internet or by telephone.

At the special meeting

If you are a CCE Shareholder of record, you may vote your shares at the special meeting if you attend in person. Even if you plan to attend the special meeting, CCE encourages you to vote over the Internet or by telephone prior to the special meeting. It is fast and convenient, and it saves CCE significant postage and processing costs. In addition, your vote is recorded immediately, and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted.

Please note that you may not vote shares held in “street name” by returning a proxy card directly to CCE or by voting in person at your special meeting unless you provide a legal proxy, which you must obtain from your brokerage firm, bank nominee, or other institution. Our proxy solicitor, MacKenzie Partners, Inc. can assist you in obtaining a legal proxy. You may contact MacKenzie Partners at 800-322-2885 (toll-free) or 212-929-5500 (call collect) or via email at proxy@macckenziepartners.com.

Q:	Can I change my vote after I have delivered my proxy?

A:	You may revoke your proxy before it is voted at the special meeting by:

•	submitting a later vote by Internet or telephone;

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•	submitting, prior to the date of the special meeting, a duly executed proxy with a later date;

•	sending the secretary of CCE a written notice revoking the proxy prior to the date of the special meeting at the address provided under “Where You Can Find More Information” in this proxy statement/prospectus;

•	attending the special meeting and voting in person at the special meeting (your attendance at the special meeting will not, by itself, revoke your proxy; you must vote in person at the special meeting); or

•	if you have instructed a broker, bank or other nominee to vote your shares, following the directions received from your broker, bank or other nominee.

Q:	If my shares are held in “street name” by my bank, broker or other nominee will my bank, broker or other nominee, vote my shares for me?

A:	Your brokerage firm, bank nominee, or other institution cannot vote your shares on non-routine matters without instructions from you. All of the proposals are considered non-routine matters. If you do not provide your brokerage firm, bank nominee, or other institution with instructions and your brokerage firm, bank nominee, or other institution submits an unvoted proxy, your shares will not be counted for purposes of determining a quorum at the special meeting and they will not be voted on any proposal at the special meeting. You should therefore instruct your broker how to vote your shares. Failure to instruct your broker how to vote your shares will be the equivalent of voting “AGAINST” approval of the proposal to adopt the Merger Agreement (Proposal 1) and “AGAINST” the proposal to approve the provisions in the Orange Articles providing for the initial terms for certain Orange Board members (Proposal 2).

Q:	What constitutes a quorum?

A:	The holders of a majority of shares of CCE Common Stock outstanding on [ ], 2016, the “record date,” must be present at the special meeting, either in person or represented by proxy, to constitute a quorum. A quorum is necessary before any business may be conducted at the special meeting.

“Abstentions” and “broker non-votes” will be counted as present and entitled to vote for purposes of determining a quorum. An “abstention” represents an affirmative choice to decline to vote on the proposals. A “broker non-vote” occurs when a bank, broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because (1) the nominee has not received voting instructions on the proposal from the beneficial owner and (2) the subject matter of the proposal is one upon which such nominee is not permitted under NYSE rules to vote uninstructed shares in its discretion. Under current NYSE rules, the proposals being voted on at the special meeting are proposals on which discretionary voting is not permitted.

Q:	What is the effect of abstentions and broker non-votes?

A:	Since the approval of holders of a majority of the outstanding CCE Common Stock is required with respect to Proposal 1 and Proposal 2, abstentions will have the same effect as votes “AGAINST” the proposal to adopt the Merger Agreement (Proposal 1) and “AGAINST” the proposal to adopt the initial terms for certain Orange Board members (Proposal 2). The affirmative vote of the holders of a majority of CCE Common Stock present in person or represented by proxy and entitled to vote on the proposal is required with respect to Proposal 4. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve, on a non-binding, advisory basis, certain compensation arrangements for CCE’s named executive officers in connection with the Merger (Proposal 4).

Broker non-votes are not treated as votes cast under Delaware law. Broker non-votes are, however, treated as shares entitled to vote on a proposal, so they will count for purposes of determining whether the total votes cast constitute the required percentage of the CCE Common Stock entitled to vote on the proposal to adopt the Merger Agreement (Proposal 1) and to adopt the initial terms for certain Orange Board members.

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Therefore, broker non-votes have the same effect as votes “AGAINST” the proposal to adopt the Merger Agreement (Proposal 1) and “AGAINST” the proposal to approve the provisions in the Orange Articles providing for initial terms for certain Orange Board members (Proposal 2). However, brokers are not permitted to vote the uninstructed shares of their customers on a discretionary basis on matters related to executive compensation. Because broker non-votes are not considered under Delaware law to be entitled to vote at the meeting, they will have no effect on the outcome of the advisory vote on certain compensation arrangements for CCE’s named executive officers in connection with the Merger (Proposal 4).

Assuming a quorum is present, Proposal 3 will be approved if the votes cast in favor of the proposal exceed the votes cast in opposition to the proposal. Abstentions and broker non-votes will have no effect on such proposal.

Q:	What does it mean if I get more than one proxy card or voting instruction form?

A:	If your shares are registered differently and are in more than one account, you may receive more than one proxy card or voting instruction form. Please complete, sign, date and return all of the proxy cards and voting instruction forms you receive regarding the special meeting (or submit your proxy for all shares by telephone or the Internet) to ensure that all of your shares are voted.

Q:	Will I be allowed to vote shares allocated to my account under a CCE Shareholder-approved equity compensation plan?

A:	Yes. If you are a current or former CCE employee with shares allocated to your accounts under any of the following benefit plans, you will receive information explaining the procedures by which you can vote the shares allocated to your account. The benefit plans are:

•	Coca-Cola Enterprises U.K. Employee Share Plan; and

•	Belgian and Luxembourg Stock Savings Plan.

If you do not give voting instructions in respect of the proposals to the plan administrator by mailing the proxy card or voting by telephone or by the Internet, the administrator will vote shares allocated to your accounts under the plans in the same proportion as shares held in that plan for which voting instructions were timely received. To allow sufficient time for voting by the administrator, your vote must be received by the administrator prior to the special meeting. You will receive an explanation of the voting procedures and the specific date by which your vote must be received by the administrator.

If you hold CCE stock options, restricted stock units or performance stock units, you will not be entitled to vote any CCE Common Stock related to those awards because you are not an actual shareholder with respect to those awards.

Q:	What happens if I sell my shares before the special meeting?

A:	The record date of the special meeting is earlier than the special meeting and the date that the Merger is expected to be completed. If you transfer your shares of CCE Common Stock after the record date but before the special meeting, you will retain your right to vote at the special meeting but will have transferred the right to receive the Merger Consideration, including the $14.50 per share in cash to be received by CCE Shareholders in the Merger. In order to receive the Merger Consideration, you must hold your shares through the effective time of the Merger.

Q:	What do I need to do now?

A:

After carefully reading and considering the information contained in this proxy statement/prospectus, including the Annexes attached hereto or incorporated by reference into this proxy statement/prospectus, please fill out and sign the proxy card, and then mail your completed and signed proxy card in the enclosed

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prepaid envelope as soon as possible so that your shares of CCE Common Stock may be voted at the special meeting, or follow the instructions on the proxy card and vote your shares of CCE Common Stock by telephone or over the Internet. Your proxy card or your telephone or Internet directions will instruct the persons identified as your proxy to vote your shares at the CCE special meeting as directed by you.

If you hold your shares of CCE Common Stock through a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee when instructing them on how to vote your shares of CCE Common Stock. If you do not instruct your bank, broker or other nominee how to vote your shares of CCE Common Stock, your bank, broker or other nominee will not be able to vote your CCE Common Stock, such failure to vote being referred to as a “broker non-vote,” which will have the same effect as voting your shares “AGAINST” the proposal to adopt the Merger Agreement and “AGAINST” the proposal to approve the provisions in the Orange Articles providing for initial terms for certain Orange Board members. Any “broker non-vote” will have no effect on the non-binding, advisory vote regarding compensation arrangements for CCE’s named executive officers in connection with the Merger (Proposal 4).

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you are a holder of record of CCE Common Stock and sign and return your proxy card without indicating how to vote on any particular proposal, the CCE Common Stock represented by your proxy will be voted in accordance with the recommendations of the CCE Board.

Q:	If I own physical certificates, should I send in my stock certificates now?

A:	No. CCE Shareholders that hold shares in certificated form should keep their existing stock certificates at this time. After the closing of the Merger, you will receive written instructions for exchanging your stock certificates for the Stock Consideration and the Cash Consideration.

Q:	Who can help answer my questions?

A:	If you have any questions about the Merger or the Combination, need assistance in voting your shares, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact MacKenzie Partners, Inc., at the following address and telephone number:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

or

Toll Free (800) 322-2885

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SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that is important to you to understand the Merger fully. You should read carefully the entire proxy statement/prospectus, including the Annexes, and the other documents that are referred to in this proxy statement/prospectus. See “Where You Can Find More Information” on page 259 in this proxy statement/prospectus.

Information about the Companies

CCE

CCE is the leading western European marketer, producer and distributor of non-alcoholic ready-to-drink (“NARTD”) beverages and one of the world’s largest independent Coca-Cola bottlers. CCE is the sole licensed bottler for products of TCCC in Belgium, continental France, Great Britain, Luxembourg, Monaco, the Netherlands, Norway and Sweden. CCE operates with a local focus and had, as of December 31, 2015, approximately 11,500 employees and has 17 manufacturing sites across Europe, where the company manufactures nearly 90% of its products in the markets in which they are consumed.

CCE was incorporated in Delaware in 2010 and is a publicly traded company listed on the NYSE and the Euronext Paris Exchange (“Euronext Paris”).

The principal executive offices of CCE are located at 2500 Windy Ridge Parkway, 14th Floor, Atlanta, Georgia 30339, and its telephone number at that address is (678) 260-3000.

Additional information about CCE is included in documents incorporated by reference into this document. See “Where You Can Find More Information” on page 259 in this proxy statement/prospectus.

Olive

Olive is the bottling partner of TCCC for Spain, Portugal and Andorra. Olive is responsible for meeting the demand for TCCC’s products at every stage: manufacturing, packaging, distribution and management of the different client channels. Olive, with a staff of approximately 4,600 employees as of December 31, 2015, distributes products to Spain, Portugal and Andorra, serves approximately 396,000 clients and reaches approximately 135 million consumers, which includes 78 million tourists. Olive markets 17 different brands with 81 products. It has 16 manufacturing sites in operation.

Olive is the result of a consolidation of eight beverage businesses in the Iberian Region that was consummated in June 2013. On November 11, 2015, pursuant to the Olive Framework Agreement, Olive became a 98.3% owned subsidiary of Olive HoldCo. On December 29, 2015, Olive HoldCo acquired a further minority stake in Olive and became the owner of the shares in Olive representing 100% of the share capital of Olive. Olive is a Spanish company with a registered office at Paseo de la Castellana, 259-C (Torre de Cristal), Floor 9, 28046, Madrid and Spanish tax identification number A-86,561,412, and its telephone number is (34) 913348529.

See “The Business of Olive” beginning on page 198 in this proxy statement/prospectus.

Black

Black is an indirect wholly owned subsidiary of The Coca-Cola Company, representing The Coca-Cola Company’s strategic bottling partner in Germany and Germany’s largest beverage company based on volume and revenue. Black employed approximately 9,500 people as of December 31, 2015, and generated $2.4 billion in net sales and sold approximately 680 million unit cases during 2015. Black has 20 production facilities in operation.

Black is a German limited liability company (Gesellschaft mit beschränkter Haftung) with its principal place of business in Berlin, Germany, and is registered with the commercial register of the local court (Amtsgericht) of Berlin Charlottenburg, Germany. Black’s registered office is Stralauer Allee 4, 10245 Berlin, Germany and its telephone number is +49(0)30 9204 01. Effective as of January 20, 2016, Black changed its legal form (Formwechsel) from a stock corporation (Aktiengesellschaft) into a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of Germany.

See “The Business of Black” beginning on page 204 in this proxy statement/prospectus.

Orange

Orange is a private limited company organized under the laws of England and Wales (registered number 9717350) formed on August 4, 2015, under the legal name Spark Orange Limited. On August 6, 2015, Spark Orange Limited changed its name to Coca-Cola European Partners Limited. Prior to the Completion, Orange will not conduct any activities other than those incident to its formation, the execution of the Merger Agreement, the Master Agreement and related documentation and the preparation of U.S. securities laws filings and regulatory filings made in connection with the proposed Combination Transactions (as defined below). Prior to the Completion, Orange will be converted into a public limited company and be renamed Coca-Cola European Partners plc. Following the Completion, Orange will (i) own (directly and indirectly) MergeCo, Olive and Black and (ii) as the parent company of those entities, own the respective businesses of CCE, Olive and Black and become the world’s largest Coca-Cola bottler based on net revenues. In addition, it is expected that, shortly after the Completion, Orange, or one of its direct or indirect subsidiaries, will also own the Coca-Cola bottling operations in Iceland. It is expected that Orange Shares will be listed on the NYSE, the ASE and the Official List, and admitted to trading on the ASE and Euronext London pursuant to a standard listing, in each case under the symbol “CCE.” In addition, listing on the Spanish Stock Exchanges for trading through the AQS is being pursued.

See “The Business of Orange” beginning on page 210 in this proxy statement/prospectus.

The Merger

Pursuant to the Merger Agreement, CCE will merge with and into MergeCo, with MergeCo continuing as the surviving company and an indirect wholly owned subsidiary of Orange. The Merger is part of the combination of CCE and the companies that own the Coca-Cola bottling operations in Germany, the Iberian Region and Iceland under Orange, a newly-formed holding company organized under the laws of England and Wales. See “The Merger” beginning on page 48 in this proxy statement/prospectus.

Merger Consideration

Pursuant to the Merger Agreement, each outstanding share of CCE Common Stock will be converted into the right to receive the Merger Consideration; except that CCE Common Stock that falls into the following categories will not be converted into the right to receive the Merger Consideration: (1) shares owned by Red, Olive HoldCo, Olive, Orange or any of their respective subsidiaries immediately prior to the effective time of the Merger (which shares will be cancelled), (2) shares held by CCE as treasury stock immediately prior to the effective time of the Merger (which shares will be cancelled), or (3) shares with respect to which appraisal rights have been properly exercised and perfected under Delaware law. See “The Merger Agreement–Merger Consideration to CCE Shareholders” beginning on page 95 in this proxy statement/prospectus.

The Combination Transactions

On August 6, 2015, CCE, Orange, US HoldCo and MergeCo entered into the Merger Agreement and CCE, Red, Olive, Orange, MergeCo and US HoldCo entered into the Master Agreement. On December 14, 2015, Olive HoldCo became party to the Master Agreement.

At the Completion, Red, CCE and Olive HoldCo will combine their NARTD beverage bottling businesses in western Europe by combining CCE, Olive and Black through the Olive Contribution, the Black Contribution and the Merger. Pursuant to the Olive Contribution Agreement, Olive HoldCo will transfer all of the issued and outstanding share capital of Olive held by Olive HoldCo (the “Olive Sale Shares”) to Orange in exchange for Orange Shares. Pursuant to the Black Contribution Agreement, Red will transfer 100% of the issued and outstanding shares of Black held by Red (the “Black Sale Shares”) to Orange in exchange for Orange Shares. Pursuant to the Merger Agreement, CCE will be merged with and into MergeCo, with MergeCo continuing as the surviving company and an indirect, wholly owned subsidiary of Orange. It is expected that, shortly after the Completion, Orange or one of its direct or indirect subsidiaries will also own the Coca-Cola bottling operations in Iceland. The Combination and the related transactions in connection therewith and in furtherance thereof and the payment of consideration in connection with such transactions are collectively referred to as the “Combination Transactions.”

At the Completion, on a fully-diluted basis, CCE Shareholders will receive approximately 48% of the Orange Shares, Olive HoldCo will receive approximately 34% of the Orange Shares and Red will receive approximately 18% of the Orange Shares; provided that these allocations may be adjusted to reflect any net financial position shortfall of any of CCE, Olive or Black, as described under “The Master Agreement–Net Financial Position” in this proxy statement/prospectus. In addition, the percentage ownership of Red and Olive HoldCo may increase to account for the exercise and perfection of any appraisal rights by CCE Shareholders.

The Master Agreement is attached as Annex A to this proxy statement/prospectus and the Merger Agreement is attached as Annex B to this proxy statement/prospectus. You should read the Master Agreement and the Merger Agreement in their entirety because they are the legal documents that govern the Combination.

Governance and Management of Orange

Upon the Completion, the Orange Board will be comprised of 17 directors, including: (i) John F. Brock, the current Chief Executive Officer of CCE, (ii) five directors nominated by Olive HoldCo, who will be Sol Daurella, Mario Rotllant Solá, Alfonso Líbano Daurella, Francisco Ruiz de la Torre Esporrín and José Ignacio Comenge Sánchez-Real, (iii) two directors nominated by Red, who will be J. Alexander M. Douglas, Jr. and Irial Finan, and (iv) nine INEDs, who will include two independent directors being selected by an ad hoc committee of the parties and the following seven current directors of CCE: L. Phillip Humann, Thomas H. Johnson, Curtis R. Welling, Jan Bennink, Orrin H. Ingram II, Veronique Morali and Garry Watts. The Orange Board will at all times be comprised of a majority of INEDs and a majority of directors who are non-U.S. citizens and not resident in the U.S. The initial Chairman of the Orange Board will be Ms. Daurella. An INED, nominated by the Nomination Committee and approved by a majority of the Orange Board, will serve as the Senior Independent Director. One of the Initial INEDs, will serve as the first Senior Independent Director. The Senior Independent Director will act as an interface for the INEDs between the INEDs and each of (1) the Chairman, (2) the Orange Board and (3) members of senior management, and will perform such other duties as are consistent with the Corporate Governance Code (as defined in the Shareholders’ Agreement). All directors will be elected annually, other than the Initial INEDs and the initial Chairman, who will have longer initial terms, as described below, and the initial Chief Executive Officer, who will not stand for re-election during his initial 12-month term as Chief Executive Officer and any three-month extension thereof, as described below.

With respect to the Initial INEDs, (i) three Initial INEDs will hold office until the annual general meeting of Orange to be held in 2019, (ii) an additional three Initial INEDs will hold office until the annual general meeting of Orange to be held in 2020, and (iii) the remaining three Initial INEDs will hold office until the annual general meeting of Orange to be held in 2021. The Orange Board will determine the three Initial INEDs whose initial terms will end in each of 2019, 2020 and 2021. The INEDs who are elected from and after the end of each of these initial terms (or who fill any vacancy created by an earlier departure of an Initial INED), will stand for re-election annually.

Upon the Completion, Mr. Brock will be the initial Chief Executive Officer and a director of Orange. The initial Chief Executive Officer will hold office as a director of Orange so long as he is Chief Executive Officer. He will hold office as Chief Executive Officer for an initial term commencing at the Completion and ending on the first anniversary thereof. At the end of his initial term, the Orange Board may approve a three-month extension of his initial term. Any other extension of the term of the initial Chief Executive Officer (and consequently of his term as a director of Orange) will be subject to the approval of the Orange Board, including (i) at least one Olive HoldCo Nominated Director if Olive HoldCo’s Equity Proportion (as defined in the Shareholders’ Agreement) is at least 15% and (ii) at least one Red Nominated Director if Red’s Equity Proportion (as defined in the Shareholders’ Agreement) is at least 10%.

Ms. Daurella will be the initial Chairman of Orange. The initial Chairman will hold office as Chairman and director of Orange by appointment of Olive HoldCo, and her term could extend until the annual general meeting of Orange to be held in 2025. As initial Chairman, she will hold office for an initial term, commencing at the Completion and ending on the date of the annual general meeting of Orange to be held in 2019. Thereafter, she will continue to serve as the initial Chairman for up to two further three-year terms (unless the Orange Board (other than Olive HoldCo Nominated Directors) unanimously resolves otherwise), so long as, at the end of the prior three-year term, Olive HoldCo’s Equity Proportion is at least 25% or she is otherwise appointed by the Orange Board.

Senior officers of Orange, in addition to Mr. Brock, will be Mr. Damian Gammell, Chief Operating Officer, Mr. Manik Jhangiani, Chief Financial Officer, Mr. Victor Rufart, Chief Integration Officer, Ms. Pamela O. Kimmet, Chief Human Resources Officer, Mr. Ronald J. Lewis, Chief Supply Chain Officer, and Mr. Esat Sezer, Chief Information Officer. Mr. Ulrik Nehammer, Mr. Stephen Moorhouse, Mr. Ben Lambrecht, Mr. Leendert den Hollander and Mr. Francisco Cosano will lead the business units in Germany, Northern Europe, France, Great Britain and Iberia, respectively. Other members of the current CCE, Olive and Black corporate management teams are also expected to be named as senior managers of Orange. See “Board of Directors of Orange” and “Executive Officers of Orange” beginning page 221 and 231, respectively, in this proxy statement/prospectus.

CCE’s Reasons for the Merger

At its meeting on August 6, 2015, the CCE Board unanimously authorized CCE to enter into the Merger Agreement, the Master Agreement and related agreements. In evaluating the Merger, the CCE Board received and reviewed the recommendations of the FRC and consulted with CCE management and with advisors to the CCE Board and to the FRC and, in reaching its decision to approve the Merger Agreement, considered a variety of positive factors supporting the Merger and considered a variety of risks and potentially negative factors that could result from the Merger. Taking into account such factors and the then-current circumstances, the CCE Board concluded that the Merger and the related transactions are fair to, and in the best interests of CCE and the CCE Shareholders. See “The Merger–CCE’s Reasons for the Merger and the Recommendation of the CCE Board” beginning on page 70 in this proxy statement/prospectus for a more detailed discussion of certain factors considered by the CCE Board.

Recommendation of the CCE Board

The CCE Board has determined that the Merger Agreement and Master Agreement are fair to, and in the best interests of, CCE and the CCE Shareholders, and it has unanimously adopted a resolution approving, adopting and declaring advisable the Merger Agreement and directing that the Merger Agreement be submitted to a vote of the CCE Shareholders. The CCE Board recommends that CCE Shareholders vote “FOR” the proposal to adopt the Merger Agreement, “FOR” the proposal to approve the provisions in the Orange Articles providing for the three-, four- and five-year terms for the Initial INEDs and providing for the terms for the initial Chief Executive Officer and the initial Chairman to extend for as long as they hold such office, “FOR” the proposal to adjourn the special meeting if necessary or appropriate, including for the purpose of permitting further solicitation of proxies and “FOR” the proposal to approve, on a non-binding, advisory basis, certain compensation arrangements for CCE’s named executive officers in connection with the Merger. See “The Merger–CCE’s Reasons for the Merger and Recommendation of the CCE Board” beginning on page 70 in this proxy statement/prospectus.

Opinions of CCE’s Financial Advisors

Opinion of Lazard Frères & Co. LLC

In connection with the Merger, Lazard Frères & Co. LLC, which we refer to in this proxy statement/prospectus as Lazard, financial advisor to the CCE Board, rendered its oral opinion, subsequently confirmed in writing, to the CCE Board that, as of August 6, 2015, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in its opinion, the Merger Consideration of $14.50 in cash and one Orange Share for each outstanding share of CCE Common Stock to be received by the holders of CCE Common Stock (other than Orange, Red, Olive, Olive HoldCo and any of their respective subsidiaries, CCE with respect to treasury stock, and holders who are entitled to and properly demand an appraisal of their shares of CCE Common Stock) in the Merger (after giving effect to the consummation of the Black Contribution and the Olive Contribution) was fair, from a financial point of view, to such holders. The full text of Lazard’s written opinion, dated August 6, 2015, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached as Annex E-1 to this proxy statement/prospectus and is incorporated herein by reference. We encourage you to read Lazard’s opinion carefully and in its entirety. The Lazard opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Merger, the Black Contribution and the Olive Contribution or any matter relating thereto. The opinion does not address the relative merits of the Combination Transactions as compared to any other transaction or business strategy in which CCE might engage or the merits of the underlying decision by CCE to engage in the Combination Transactions. Lazard’s opinion was provided for the benefit of the CCE Board and was rendered to the CCE Board in connection with its evaluation, from a financial point of view, of the Merger Consideration to be received by the holders of CCE Common Stock (other than Orange, Red, Olive, Olive HoldCo and any of their respective subsidiaries, CCE with respect to treasury stock, and holders who are entitled to and properly demand an appraisal of their shares of CCE Common Stock) and did not address any other aspects of the Combination Transactions. See “The Merger–Opinions of CCE’s Financial Advisors–Opinion of Lazard Frères & Co. LLC” beginning on page 78 in this proxy statement/prospectus.

Opinion of Credit Suisse Securities (USA) LLC

In connection with the Merger, Credit Suisse Securities (USA) LLC, referred to as Credit Suisse, financial advisor to the CCE Board and the FRC, delivered an opinion, dated August 6, 2015, to the CCE Board and the FRC as to the fairness, from a financial point of view and as of the date of such opinion, of the Merger Consideration to be received by holders of CCE Common Stock. The full text of Credit Suisse’s written opinion, dated August 6, 2015, is attached to this proxy statement/prospectus as Annex E-2 and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Credit Suisse in connection with such opinion. The description of Credit Suisse’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s opinion. Credit Suisse’s opinion was provided to the CCE Board and the FRC (in their capacities as such) for their information in connection with their evaluation of the Merger Consideration from a financial point of view and did not address any other aspect or implication of the proposed Merger or any related transactions, including the relative merits of the Merger or any related transactions as compared to alternative transactions or strategies that might be available to CCE or the underlying business decision of CCE to proceed with the Merger or any related transactions. Credit Suisse’s opinion does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Merger, any related transactions or otherwise. See “The Merger–Opinions of CCE’s Financial Advisors–Opinion of Credit Suisse Securities (USA) LLC” beginning on page 86 in this proxy statement/prospectus.

The Special Meeting of CCE’s Shareholders

The special meeting will be held on [                    ], 2016, at [    ] a.m., Eastern [Standard/Daylight] Time. At the special meeting, CCE Shareholders will be asked to vote upon the proposal to adopt the Merger Agreement and the related proposals set forth herein. You can vote at the special meeting if you were a record holder of CCE Common Stock at the close of business on [                    ], 2016, the record date for the special meeting.

Adoption of the Merger Agreement (Proposal 1) and the provisions in the Orange Articles providing for the initial terms for certain Orange Board members (Proposal 2) requires the affirmative vote of the holders of a majority of all outstanding shares of CCE Common Stock.

Approval of the CCE Board’s authority to adjourn the special meeting (Proposal 3), if necessary, requires the affirmative vote of a majority of the votes cast at the special meeting by holders of CCE Common Stock present or represented by proxy and voting on the proposal.

Approval, on a non-binding, advisory basis, of certain compensation arrangements for CCE’s named executive officers in connection with the Merger (Proposal 4), requires the affirmative votes of the holders of a majority of the outstanding shares of CCE Common Stock present or represented by proxy and entitled to vote on the proposal.

As of the record date, there were [            ] shares of CCE Common Stock outstanding and entitled to be voted at the special meeting. As of the record date, [            ] shares of CCE Common Stock were held by directors and executive officers of CCE, representing [    ]% of the outstanding shares of CCE Common Stock entitled to vote at the special meeting. See “Special Meeting of CCE Shareholders” beginning on page 40 in this proxy statement/prospectus.

Interests of Certain Persons in the Merger

In considering the recommendation of the CCE Board, you should be aware that certain directors and officers of CCE may have interests in the proposed Combination Transactions that are different from, or in addition to, the interests of CCE Shareholders generally and that may create potential conflicts of interest. The CCE Board was aware of these interests and considered them, among other things, when they adopted the Merger Agreement, approved the Master Agreement and recommended that you vote in favor of the proposal to adopt the Merger Agreement. These interests relate to or arise from, among other things:

•	CCE’s executive officers and directors hold CCE equity awards that would be converted automatically at the effective time of the Merger into awards with respect to Orange Shares. The conversion methodology, which is the same as the methodology applicable to all other CCE employees, is described under “The Merger Agreement–Treatment of CCE Stock Options and Other Stock-Based Awards” beginning on page 95 in this proxy statement/prospectus.

•	CCE’s executives’ equity awards generally vest, and the exercise periods of stock options remain exercisable for the remaining term of the award, if the individual’s employment is terminated involuntarily without cause (as such term is defined below), or voluntarily for good reason (as such term is defined below), within 24 months following a change-in-control, including the Merger. Mr. Gammell’s 2015 new hire restricted stock unit award will become fully vested in the event of any involuntary termination or Mr. Gammell’s voluntary resignation for good reason, irrespective of a change in control.

•	Certain of CCE’s executive officers have individual employment agreements and other U.S.-based executive officers participate in the CCE Executive Severance Plan that provide for cash severance pay in the event of a termination of the executive officer’s employment under certain circumstances.

•	Under the terms of the Merger Agreement, following the Completion, Orange will be required to honor and fulfill in all material respects the obligations of CCE under any and all indemnification agreements between CCE and any of its current or former directors and officers and any person who becomes a director or officer of CCE or any of its subsidiaries prior to the Completion.

•	Under the terms of the Merger Agreement, Orange will be required at the Completion to obtain and fully pay the premium (in each case, at Orange’s expense) for the extension of D&O Insurance (as defined below).

•	Orange expects to enter into, or to direct an employing subsidiary to enter into, employment agreements with its executive officers. Executive officers of CCE that have been named to positions with Orange are Messrs. Brock, Gammell, Jhangiani, Lewis and Sezer, as well as Ms. Kimmet, as described under “Interests of Certain Persons in the Merger–Employment and Board Service Following Merger” beginning on page 177 in this proxy statement/ prospectus.

Although the terms of certain executive officers’ employment agreements and equity awards may vary slightly, as used in this proxy statement/prospectus:

•	“cause” generally means (i) willful or gross misconduct by the employee that is materially detrimental to CCE or an Affiliate, (ii) acts of personal dishonesty or fraud by an employee toward CCE or an Affiliate, or (iii) the employee’s conviction of a felony, except for a conviction related to vicarious liability based solely on his or her position with CCE or an Affiliate, provided that the employee had no involvement in actions leading to such liability or had acted upon the advice of CCE’s or an Affiliate’s counsel; and

•	“good reason” generally means the respective employee’s (i) material diminution of duties, responsibilities and status; (ii) material reduction in both base salary and annual incentive opportunities (except for reductions in annual incentive opportunities due to individual performance adjustments); or (iii) assignment to a position requiring relocation of more than 50 miles from the employee’s primary workplace (i.e., CCE’s corporate headquarters or other location, as applicable), unless the employee voluntarily consents to the applicable change in clause (i), (ii), or (iii). The employee must give written notice to CCE within 60 days of the date on which he or she is notified of such circumstances, and CCE will have 30 days to remedy the matter.”

See “Interests of Certain Persons in the Merger” beginning on page 177 in this proxy statement/prospectus.

Certain Tax Consequences of the Merger

Tax Residence of Orange for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation generally will be considered to be a tax resident for U.S. federal income tax purposes in its country of organization or incorporation. Accordingly, under generally applicable U.S. federal income tax rules, Orange, which is incorporated under the laws of England and Wales, would be classified as a non-U.S. corporation for U.S. federal income tax purposes. Section 7874 of the Code, however, contains rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes.

As more fully described under “Certain U.S. Tax Consequences of the Combination–U.S. Federal Income Tax Consequences of the Merger and the Combination Transactions to CCE and Orange” beginning on page 188 in this proxy statement/prospectus, Section 7874 is not currently expected to apply in a manner such that Orange should be treated as a U.S. corporation for U.S. federal income tax purposes. However, subsequent changes in the facts or law might cause Orange to be treated as a U.S. corporation for U.S. federal income tax purposes, including with retroactive effect.

Material U.S. Federal Income Consequences of the Merger to CCE

CCE will not recognize any gain or loss as a result of the consummation of the Merger. However, the U.S. members of the Orange group will be subject to U.S. tax after the Merger. As discussed more fully below under “Certain U.S. Tax Consequences of the Combination–U.S. Federal Income Tax Consequences of the Merger and Combination Transactions to CCE and Orange” beginning on page 188 in this proxy statement/prospectus, U.S. members of the Orange group are not expected to be subject to the limitations under Section 7874 on the utilization of certain tax attributes.

U.S. Federal Income Tax Consequences of the Merger to CCE Shareholders

It is expected that a U.S. Holder will recognize gain, if any, but not loss on the exchange of CCE Common Stock for the Merger Consideration in the Merger. It is also expected that the amount of gain recognized will equal the excess, if any, of the sum of the fair market value of the Stock Consideration and the amount of Cash Consideration received in the Merger over the U.S. Holder’s adjusted tax basis in the CCE Common Stock exchanged therefor.

While it is expected that a U.S. Holder of CCE Common Stock will recognize the full amount of any gain (but not loss) in the Merger, this treatment is not certain. U.S. Holders of CCE Common Stock will be required to recognize the full amount of any gain in the Merger if the “U.S. shareholders gain amount” equals or exceeds the “Orange income amount” (both as defined below under “Certain U.S. Tax Consequences of the Combination–U.S. Federal Income Tax Consequences of the Merger to CCE Shareholders” beginning on page 191 in this proxy statement/prospectus). On the other hand, if the Orange income amount exceeds the U.S. shareholders gain amount, a U.S. Holder will recognize gain (but not loss) only to the extent of the amount of Cash Consideration received by the U.S. Holder in the Merger. Neither the Orange income amount nor the U.S. shareholders gain amount can be known with certainty until after the closing date of the Merger. Following the closing of the Merger, U.S. Holders will be notified via one or more website announcements regarding the tax treatment of the Merger to U.S. Holders.

U.K. Tax Consequences of the Combination Transactions for U.S. Holders

As more fully described on pages 185-186 in this proxy statement/prospectus, there should be no U.K. direct tax consequences of the Combination Transactions for U.S. Holders Based on clearance obtained from HMRC, no U.K. stamp duty or SDRT should be payable in relation to the issuance of Orange Shares to DTC in the Merger.

U.K. Tax Consequences of the Ownership and Disposition of Orange Shares for U.S. Holders

No U.K. tax is required to be withheld from cash distributions on Orange Shares paid to U.S. Holders. In addition, U.S. Holders will not be subject to U.K. tax in respect of their receipt of cash distributions on their Orange Shares.

U.S. Holders will not be subject to U.K. tax on capital gains in respect of any gain realized by such U.S. Holders on a sale, exchange, redemption or other disposition of their Orange Shares.

While U.S. Holders’ Orange Shares continue to be held within a clearance service, electronic book-entry transfers of, or agreements to transfer, such Orange Shares should not be subject to U.K. stamp duty and SDRT.

For discussion of certain other U.K. stamp duty and SDRT consequences of the transfer of Orange Shares, see “Certain U.K. Tax Consequences of the Combination” beginning on page 185 in this proxy statement/prospectus.

Appraisal Rights

Under Delaware law, record holders of CCE Common Stock who do not vote for approval of the proposal to adopt the Merger Agreement, either by voting against such proposal or by failing to vote and who otherwise strictly comply with the applicable requirements of Section 262 of the DGCL will be entitled to seek appraisal rights in connection with the Merger, and if the Merger is completed, obtain payment in cash equal to the fair value of their shares of CCE Common Stock as determined by the Court of Chancery of the State of Delaware, instead of the Merger Consideration. This value could be more than, the same as or less than the value of the Merger Consideration. Section 262 of the DGCL is included as Annex F to this proxy statement/prospectus. You are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, CCE Shareholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in loss of the right of appraisal. See “Special Meeting of CCE Shareholders–Appraisal Rights” beginning on page 46 in this proxy statement/prospectus.

Regulatory Approvals Required

European Union Merger Regulation

Under the Master Agreement, the Completion is conditional on the European Commission having taken a decision under Article 6(1)(b) or 6(2) of Council Regulation (EC) No. 139/2004 (or under Article 8(1) or 8(2) of the Merger Regulation if the European Commission has initiated proceedings pursuant to Article 6(1)(c)) declaring the Combination compatible with the common market.

A notification was formally filed with the European Commission on October 2, 2015. The European Commission unconditionally cleared the Combination under Article 6(1)(b) on November 9, 2015.

United States Antitrust

The Combination Transactions may be consummated without notification to the U.S. Federal Trade Commission, or the FTC, and the Antitrust Division of the U.S. Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (the “HSR Act”), because the relevant assets do not exceed the thresholds that require notification pursuant to the HSR Act and the rules and regulations promulgated thereunder by the FTC.

See “Regulatory Approvals Required” beginning on page 176 in this proxy statement/prospectus.

Certain Litigation Matters

Since the announcement of the Merger, three putative class action lawsuits have been filed in the Court of Chancery of the State of Delaware on behalf of CCE Shareholders challenging the Merger. On January 7, 2016, the Court of Chancery of the State of Delaware entered an order consolidating the actions and appointing lead plaintiffs and counsel for the consolidated action. The lawsuits allege that the current members of the CCE Board and a former director of the CCE Board and/or CCE management breached their fiduciary duties in approving the Merger and that CCE, Red, Black, Olive, Orange, MergeCo and US HoldCo aided and abetted these alleged breaches. Plaintiffs allege that the current members of the CCE Board and one former director and/or CCE management conducted a flawed sales process that favored Red’s interests at the expense of CCE

Shareholders, failed to obtain a sufficiently high price for CCE’s shares, and agreed to preclusive deal protection measures including a $450 million termination fee. Plaintiffs seek to enjoin the Combination Transactions, and also ask for damages and other relief. The actions are consolidated under the caption In Re Coca-Cola Enterprises, Inc. Consolidated Stockholders Litigation (Case No. 11492-VCN). On March 2, 2016, Plaintiffs filed a Consolidated Amended Class Action Complaint in the consolidated action, making substantially similar allegations regarding the Transactions, and adding allegations that CCE’s Form F-4 Registration Statement and Amendment No. 1 thereto, filed with the SEC on December 15, 2015 and January 28, 2016, contain misstatements and omissions in their disclosures regarding the Merger. The defendants have moved to dismiss the Consolidated Amended Class Action Complaint, and intend to vigorously defend against the claims asserted in the lawsuit. See “Certain Litigation Matters” beginning on page 176 in this proxy statement/prospectus.

Listing of Orange Shares

Orange Shares are currently not traded or quoted on a stock exchange or quotation system. CCE and Orange expect that, following the Combination, Orange Shares will be listed on the NYSE, the ASE and the Official List, and admitted to trading on the ASE and Euronext London pursuant to a standard listing, in each case under the symbol “CCE.” In addition, listing on the Spanish Stock Exchanges for trading through the AQS is being pursued. See “Listing of Orange Shares” beginning on page 197 in this proxy statement/prospectus.

Conditions to the Closing of the Merger

The Merger is subject to the satisfaction of the conditions to the Completion set forth in the Master Agreement, including (i) obtaining the approval of the Merger Agreement and the provisions in the Orange Articles, if any, required to be approved by CCE Shareholders under applicable law (i.e., the provisions in the Orange Articles providing for the initial terms for certain Orange Board members) by a majority of the CCE Shareholders, (ii) the availability to Orange of cash in an amount sufficient to pay the Cash Consideration, (iii) the NYSE approving the listing of the Orange Shares, (iv) the Orange Shares being admitted to listing and trading on the ASE and to trading on Euronext London, (v) approval by the U.K. Listing Authority of an Orange prospectus complying with the European prospectus directive, (vi) the filing and effectiveness of an Orange registration statement on Form F-4, (vii) the absence of legal prohibitions and the receipt of requisite regulatory approvals, (viii) the receipt by CCE, Red and Olive of certain tax opinions, (ix) the absence of pending actions by any governmental entity that would prevent the Completion and (x) Red having executed new bottling agreements with Orange and its subsidiaries having an initial 10-year term with a 10-year renewal term and, except as otherwise agreed, containing other terms materially similar to those currently in effect with CCE, Olive and Black. The Merger is also conditioned on the consummation of the Black Contribution and the Olive Contribution. Each party’s obligation to close is further subject to there being no MAE Breach by the other parties, and CCE’s and Red’s obligations to close the Merger are further conditioned on (1) the completion of the Iberian Reorganization, (2) Olive HoldCo becoming party to the Master Agreement and other relevant documents (which occurred on December 14, 2015) and (3) the approval of the Combination Transactions by Olive HoldCo and Olive shareholders holding at least 80% of the voting power of shares in such entities. On November 11, 2015, Olive HoldCo shareholders holding 100% of such voting power approved the Combination Transactions. See “The Merger Agreement–Conditions to the Closing of the Merger” beginning on page 100 in this proxy statement/prospectus.

Termination of the Merger Agreement

The Merger Agreement will automatically terminate upon the valid termination of the Master Agreement, and it can be terminated if (1) the parties fail to perform the representations, warranties, covenants or agreements set forth in the Merger Agreement; (2) any court of competent jurisdiction or any governmental authority issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Completion; or (3) there is a Change in CCE Recommendation (as defined under “The Merger Agreement–

Recommendation of the CCE Board; No Solicitation” in this proxy statement/prospectus). Upon termination under specified circumstances, including upon a termination resulting from a Change in CCE Recommendation, CCE will be required to pay Orange a termination fee of $450 million. See “The Merger Agreement–Termination of the Merger Agreement” beginning on page 100 in this proxy statement/prospectus.

Termination of the Master Agreement

Each of the parties has agreed to use all reasonable endeavors to satisfy the conditions to the Completion set forth in the Master Agreement. If the conditions to the Completion are not satisfied by August 6, 2016, any conditions become impossible to be satisfied by such date or any breach of other covenants or warranties occurs that would result in a MAE Breach and such breach cannot be cured before August 6, 2016, or if curable, is not cured within 30 days following the delivery of a written notice, the Master Agreement may be terminated by a non-breaching party, as a result of which the Merger Agreement would automatically be terminated. See “The Master Agreement–Termination” beginning on page 110 in this proxy statement/prospectus.

Financing Relating to the Merger

Orange intends to finance the Cash Consideration using a combination of cash on hand and the net proceeds of the Debt Financing. The Debt Financing is expected to be obtained in the public and bank market. The expected total amount of funds to be used in the transaction is approximately $3.6 billion. Orange expects to have the Debt Financing in place during the second quarter of 2016. See “Financing Relating to the Merger” beginning on page 176 in this proxy statement/prospectus.

Comparison of the Rights of Holders of CCE Common Stock and Orange Shares

As a result of the Merger, CCE Shareholders will become holders of Orange Shares and will have different rights as holders of Orange Shares than they had as holders of CCE Common Stock. The differences between the rights of these respective holders result from the differences between Delaware and English law and the respective governing documents of CCE and Orange. For additional information on the rights of holders of CCE Common Stock and the Orange Shares, please see “Comparison of the Rights of Holders of CCE Common Stock and Orange Shares” beginning on page 233 in this proxy statement/prospectus.

Shareholders’ Agreement

Upon the Completion, Red, Olive HoldCo and Orange will enter into a Shareholders’ Agreement in respect of Orange (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides, among other things, for a board composed of up to 17 members, the majority of whom will be independent, and that certain Orange Board decisions will require the vote of a Red Nominated Director (as defined under “The Shareholders’ Agreement–Composition of the Orange Board and Governance”) and/or an Olive HoldCo Nominated Director (as defined under “The Shareholders’ Agreement–Composition of the Orange Board and Governance”). For so long as they maintain certain ownership thresholds, Olive HoldCo will have the right to nominate up to five directors to the Orange Board and Red will have the right to nominate up to two directors to the Orange Board. The Shareholders’ Agreement also provides for certain restrictions on the acquisition or disposal of Orange Shares by Red and/or Olive HoldCo, subject to certain exceptions. The Shareholders’ Agreement is governed by English law. For more information see “Board of Directors of Orange” beginning on page 211 in this proxy statement/prospectus and “Other Related Agreements—The Shareholders’ Agreement” beginning on page 113 in this proxy statement/prospectus.

Registration Rights Agreement

The Registration Rights Agreement will govern the respective rights and obligations of Red and Olive HoldCo with respect to the registration for resale of Orange Shares following the Completion. For more information see “Other Related Agreements–Registration Rights Agreement” beginning on page 121 in this proxy statement/prospectus.

Summary Unaudited Pro Forma Financial Information of Orange

The following summary unaudited pro forma financial data (“Summary Pro Forma Data”) give effect to the Combination and the Combination Financing (as defined under “Unaudited Pro Forma Condensed Combined Financial Information of Orange” beginning on page 155 in this proxy statement/prospectus). For purposes of this proxy statement/prospectus, the Combination was accounted for as a business combination using the acquisition method of accounting under generally accepted accounting principles in the United States (“U.S. GAAP”) Accounting Standards Codification 805, “Business Combinations.” The summary unaudited pro forma combined balance sheet data are based on the historical consolidated balance sheets of CCE, Olive, and Black as of December 31, 2015, and give effect to the Combination and the incurrence of $3.6 billion of indebtedness from the Combination Financing as if they had occurred on December 31, 2015. The summary unaudited pro forma combined statement of income data for the fiscal year ended December 31, 2015 are based on the historical consolidated statements of income of CCE, Olive and Black, and give effect to the Combination and the Combination Financing as if they had occurred on January 1, 2015.

The Summary Pro Forma Data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of Orange and the accompanying notes to the pro forma information under “Unaudited Pro Forma Condensed Combined Financial Information of Orange” beginning on page 155 in this proxy statement/prospectus. In addition, the pro forma information was based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of CCE, which are incorporated by reference in this proxy statement/prospectus, and of both Olive and Black, which are included herein. See “Where You Can Find More Information” beginning on page 259 in this proxy statement/prospectus for additional information. The Summary Pro Forma Data have been presented for informational purposes only and are not necessarily indicative of what Orange’s financial position or results of operations actually would have been had the Combination and the Combination Financing been completed as of the dates indicated. In addition, the Summary Pro Forma Data are not intended to project the future financial position or operating results of Orange. The Summary Pro Forma Data also include the preliminary fair values of assets acquired and liabilities assumed as explained in more detail in the accompanying notes to the pro forma information. These are subject to adjustment and may vary significantly from the fair values that will be recorded upon the Completion.

Summary Unaudited Pro Forma Combined Balance Sheet Data

(in millions)	As of December 31, 2015
Total assets	$24,229
Total debt	7,536
Total shareowners’ equity	9,913

Summary Unaudited Pro Forma Combined Statement of Income Data

(in millions, except per share data)	Year Ended December 31, 2015
Net sales	$12,185
Net income	707
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic weighted average shares outstanding	481
Diluted weighted average shares outstanding	488
PER SHARE DATA
Basic earnings per share	$1.47
Diluted earnings per share	1.45

Accounting Treatment

For purposes of this proxy statement/prospectus, the Combination was accounted for using the acquisition method of accounting for business combinations in accordance with U.S. GAAP. Immediately following the Completion, Orange will prepare its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which vary in certain respects from U.S. GAAP. Under both U.S. GAAP and IFRS as issued by the IASB, CCE is treated as the accounting acquirer. See “Accounting Treatment of the Merger” beginning on page 184 in this proxy statement/prospectus.

RISK FACTORS

In deciding whether to vote for the adoption of the Merger Agreement and approval of the related proposals set forth herein, you should consider carefully the following risk factors in addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38 in this proxy statement/prospectus.

Risks Relating to the Merger

Closing of the Merger is subject to certain conditions, and if these conditions are not satisfied or waived, the Merger will not close.

The parties’ obligations to close the Merger are subject to satisfaction or waiver (if permitted) of a number of conditions set forth in the Merger Agreement and the Master Agreement. If the Master Agreement or the Merger Agreement is terminated, the Merger will not close. The Merger is conditioned on the consummation of the Black Contribution and the Olive Contribution. The satisfaction of all of the required conditions could delay the Merger for a significant period of time or prevent it from occurring. Any delay in the Merger could cause Orange not to realize some or all of the benefits that the parties expect Orange to achieve if the Combination is successfully completed within the expected timeframe. Further, there can be no assurance that the conditions to the Merger will be satisfied or waived or that the Merger will be completed. See “The Merger Agreement–Conditions to the Closing of the Merger” and “The Master Agreement–Conditions to the Completion of the Combination” in this proxy statement/prospectus.

Failure to close the Merger could negatively impact the stock price of CCE and the future business and financial results of CCE.

If the Merger is not completed on or before August 6, 2016, any party may choose to terminate the Master Agreement, as a result of which the Merger Agreement would automatically be terminated. If any party has breached its covenants and warranties under the Master Agreement and such breach would result in a MAE Breach in respect of the breaching party, and such breach cannot be cured before August 6, 2016, or, if curable, is not cured within 30 days following delivery of a written notice, then the Master Agreement may be terminated by a non-breaching party, as a result of which the Merger Agreement would automatically be terminated. Orange may also terminate the Merger Agreement under certain circumstances, including if the CCE Board withdraws, modifies or qualifies, in any manner adverse to Red and Olive, its recommendation that CCE Shareholders adopt the Merger Agreement and related proposals. If the Merger Agreement or Master Agreement is terminated, the Merger will not close. See “The Merger Agreement–Termination of the Merger Agreement” in this proxy statement/prospectus and “The Master Agreement–Termination” in this proxy statement/prospectus.

If the Merger does not close for any reason, including as a result of CCE Shareholders failing to adopt the Merger Agreement (Proposal 1) and the initial terms for certain Orange Board members (Proposal 2), the ongoing business of CCE may be adversely affected and, without realizing any of the benefits of having closed the Merger, CCE would be subject to a number of risks, including the following:

•	CCE may be required, under certain circumstances, to pay a termination fee of $450 million;

•	CCE is subject to certain restrictions on the conduct of its business prior to closing the Merger, which may adversely affect its ability to execute certain of its business strategies;

•	CCE has incurred and will continue to incur significant costs and fees associated with the Merger;

•	CCE may experience negative reactions from the financial markets, including negative impacts on CCE’s stock price;

•	CCE may experience negative reactions from its customers, regulators and employees; and

•	matters relating to the Merger and the other Combination Transactions (including integration planning) will require substantial commitments of time and resources by CCE management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to CCE as an independent company.

In addition, CCE could be subject to litigation related to any failure to close the Merger or related to any proceeding commenced against CCE to enforce the performance of its obligations under the Master Agreement and Merger Agreement. If the Merger does not close, these risks may materialize and may adversely affect CCE’s business, financial condition, financial results and stock price.

Legal proceedings in connection with the Merger, the outcomes of which are uncertain, could delay or prevent the closing of the Merger.

Since the announcement of the Merger, three putative class action lawsuits have been filed in the Court of Chancery of the State of Delaware on behalf of CCE Shareholders challenging the Merger. On January 7, 2016, the Court of Chancery of the State of Delaware entered an order consolidating the actions and appointing lead plaintiffs and counsel for the consolidated action. The lawsuits allege that the current members of the CCE Board and a former director of the CCE Board and/or CCE management breached their fiduciary duties in approving the Merger and that CCE, Red, Black, Olive, Orange, MergeCo and US HoldCo aided and abetted these alleged breaches. Plaintiffs allege that the current members of the CCE Board and a former director and/or CCE management conducted a flawed sales process that favored Red’s interests at the expense of CCE Shareholders, failed to obtain a sufficiently high price for CCE’s shares, and agreed to preclusive deal protection measures including a $450 million termination fee. Plaintiffs seek to enjoin the Combination Transactions, and also ask for damages and other relief. The actions are consolidated under the caption In Re Coca-Cola Enterprises, Inc. Consolidated Stockholders Litigation (Case No. 11492-VCN). On March 2, 2016, Plaintiffs filed a Consolidated Amended Class Action Complaint in the consolidated action, making substantially similar allegations regarding the Transactions, and adding allegations that CCE’s Form F-4 Registration Statement and Amendment No. 1 thereto, filed with the SEC on December 15, 2015 and January 28, 2016, contain misstatements and omissions in their disclosures regarding the Merger. The defendants have moved to dismiss the Consolidated Amended Class Action Complaint, and intend to vigorously defend against the claims asserted in the lawsuit. See “Certain Litigation Matters” in this proxy statement/prospectus.

After the closing of the Merger, the market price of Orange Shares may fall.

CCE Shareholders may sell the Orange Shares they receive in the Merger. Such sales of Orange Shares may take place promptly following the Merger and could have the effect of decreasing the market price for Orange Shares below the market price of CCE Common Stock prior to the closing of the Merger.

No trading market currently exists for Orange Shares.

There is no trading market for the Orange Shares, and there can be no assurance that a trading market will develop. Following the Merger, the Orange Shares will be listed on the NYSE, the ASE and the Official List and admitted to trading on the ASE and Euronext London pursuant to a standard listing. In addition, listing on the Spanish Stock Exchanges for trading through the AQS is being pursued. However, there can be no assurance that an active public trading market for the Orange Shares will develop on any or all of these exchanges, or that, if it develops, the market will be sustained, which could affect the ability of investors to buy and sell Orange Shares and may depress the market price of Orange Shares.

The Merger Consideration is fixed and will not be adjusted in the event of any change in CCE’s stock price or any change in the business of Olive or Black.

At the effective time of the Merger, each share of CCE Common Stock will be converted into the right to receive one (1) Orange Share and the right to receive $14.50 in cash, without interest. The one-for-one fixed exchange ratio and the Cash Consideration will not be adjusted upwards or downwards for changes in the market price of CCE Common Stock or for any changes in the businesses of Olive or Black that could affect the value of those businesses relative to CCE at the effective time of the Merger.

No assurance can be given that the current market price of CCE Common Stock will be equivalent to the market price of Orange Shares and the Cash Consideration at the effective time of the Merger or at any other time. The market price of Orange Shares when received by a CCE Shareholder, together with the Cash Consideration, may be greater or less than the current market price of CCE Common Stock or the market price of CCE Common Stock on the date of the special meeting or any other time.

Following the Merger, Orange will be a foreign private issuer under the rules and regulations of the SEC and will therefore be exempt from a number of rules under the Exchange Act and will be permitted to file less information with the SEC than a domestic U.S. reporting company like CCE.

As a foreign private issuer under the Exchange Act following the Merger, Orange will be exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, Orange will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act, and Orange will not be required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, Orange’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Orange Shares. Accordingly, after the Merger, if you continue to hold Orange Shares, you may receive less information about Orange than you currently receive about CCE.

As a foreign private issuer, Orange will also be permitted, and intends, to follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the NYSE for domestic U.S. issuers. For instance, Orange intends to follow home country practice in the U.K. with regard to, among other things, composition of its board of directors and approval of compensation of officers. In addition, Orange may follow its home country law instead of the applicable rules of the NYSE that require that it obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following Orange’s home country governance practices as opposed to the requirements that would otherwise apply to a domestic U.S. company listed on the NYSE may provide you with less protection than you currently have as a CCE Shareholder.

The Merger Agreement contains provisions that restrict CCE’s ability to pursue alternatives to the Merger and, in specified circumstances, require CCE to pay a termination fee.

Under the Merger Agreement, CCE is restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging (including by way of furnishing non-public information) or otherwise facilitating the submission of any Acquisition Proposal (as defined in the Merger Agreement) from any person or entity. Prior to the adoption of the Merger Agreement by CCE Shareholders, if CCE, directly or indirectly, receives an unsolicited competing proposal from a third party and the CCE Board recommends such proposal to the CCE Shareholders (which it is only permitted to do after determining in good faith (after consultation with CCE’s outside legal counsel) that failure to do so would be inconsistent with its fiduciary duties under applicable law),

Orange would be entitled to terminate the Merger Agreement, and CCE would be required to pay a termination fee equal to $450 million to Orange. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of CCE from considering or proposing such an acquisition, even if such third party were prepared to enter into a transaction that would be more favorable to CCE and its shareholders than the Merger and Combination Transactions. See “The Merger Agreement–Termination of the Merger Agreement” and “The Merger Agreement–Effects of Termination; Termination Fee” in this proxy statement/prospectus.

After the Merger, former CCE Shareholders will have a significantly lower ownership and voting interest in Orange than they currently have in CCE and will exercise limited influence over management.

CCE estimates that former CCE Shareholders will own approximately 48% of Orange after the Merger. Consequently, former CCE Shareholders will have less influence over the management and policies of Orange than they currently have over the management and policies of CCE. Furthermore, approximately 18% and 34% of the outstanding Orange Shares will be owned by Red and Olive HoldCo, respectively, and each of Red and Olive HoldCo will be entitled to nominate members to the Orange Board, whose approval is required for certain actions. As a result, after the Merger, former CCE Shareholders will have a significantly lower ownership and voting interest in Orange than they currently have in CCE and will exercise limited influence over all matters presented to Orange’s shareholders for approval, including, subject to the Orange Articles and Shareholders’ Agreement, election and removal of directors and change-in-control transactions and matters presented to the Orange Board. The interests of each of Red and Olive HoldCo may not always align with the interests of the other Orange shareholders.

If Red and Olive HoldCo vote in the same manner on any shareholder proposal, they would control the outcome on any proposal that requires a majority vote of Orange shareholders and, whether or not they vote in the same manner on a shareholder proposal, former CCE Shareholders will exercise limited influence over the proposals that require shareholder vote.

Some of the conditions to the Merger may be waived by CCE and/or Red or Olive HoldCo without resoliciting CCE shareholder approval of the proposals approved by them.

Some of the conditions set forth in the Merger Agreement and the Master Agreement may be waived by CCE, Red and/or Olive HoldCo, subject to certain limitations. If any conditions are waived, CCE will evaluate whether amendment of this proxy statement/prospectus and resolicitation of proxies would be warranted. Subject to applicable law, if CCE determines that resolicitation of CCE Shareholders is not warranted, the parties will have the discretion to close the Merger without seeking further CCE Shareholder approval.

The parties may have difficulty attracting, motivating and retaining executives and other key employees due to uncertainty associated with the Combination.

Orange’s success after the Completion will depend in part upon its ability to retain people who were key employees of CCE, Olive and Black prior to the Merger. Employee retention may be particularly challenging during the pendency of the Combination, as employees of each of the parties may experience uncertainty about their future roles with Orange. If key employees of each of the parties depart, the integration of the companies may be more difficult, and Orange’s business following the Completion may be harmed. Furthermore, Orange may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business, and Orange’s ability to realize the anticipated benefits of the Combination may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or works councils or integrating employees into Orange. Accordingly, no assurance can be given that any of the parties will be able to attract or retain its employees to the same extent that it has been able to attract or retain its own employees in the past, or that Orange will, following the Completion, have the benefit of the ongoing employment of current employees of each party during the integration of the three businesses.

CCE, Olive and Black’s business relationships may be subject to disruption due to uncertainty associated with the Combination.

Parties with which CCE, Olive or Black do business may experience uncertainty associated with the Combination, including with respect to current or future business relationships with CCE, Olive or Black. CCE, Olive and Black’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than CCE, Olive or Black. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of Orange, including an adverse effect on Orange’s ability to realize the anticipated benefits of the Combination. The risk and adverse effect of such disruptions could be exacerbated by a delay in the Completion or termination of the Master Agreement.

CCE’s executive officers and directors have interests in the Combination that may be different from the interests of CCE Shareholders generally.

When considering the recommendation of the CCE Board that CCE Shareholders adopt the Merger Agreement, CCE Shareholders should be aware that the directors and executive officers of CCE have certain interests in the Combination that may be different from, or in addition to, the interests of CCE Shareholders generally. These interests include the treatment of CCE equity compensation awards in the Merger, positions as directors, officers or employees of Orange following the Completion, severance benefits, accelerated payout of deferred compensation benefits (in the event of such individual’s respective separation from service, as defined under Section 409A of the Code (as defined below)) and other rights held by CCE’s directors and executive officers, and the indemnification of former CCE directors and officers by Orange. The CCE Board was aware of these interests and considered them, among other things, in evaluating and negotiating the Merger Agreement and the Master Agreement and in recommending that the CCE Shareholders adopt the Merger Agreement. See “Interests of Certain Persons in the Merger” in this proxy statement/prospectus.

If the debt needed to fund the Merger Consideration is not available, the Merger may not close.

Orange is expected to finance the Cash Consideration with cash on hand and the net proceeds of the Debt Financing. There can be no assurance that the Debt Financing will be consummated or of the terms on which it may be available. While the obligation to close the Merger is not subject to any conditions regarding the ability of Orange to finance the Cash Consideration, or obtain debt financing, if the funds are unavailable, whether pursuant to debt financing or otherwise, the Merger will not be completed.

Orange Shares to be received by CCE Shareholders in the Merger will have rights different from the CCE Common Stock they hold prior to the Merger.

Upon closing of the Merger, the rights of former CCE Shareholders who become shareholders of Orange will be governed by the Orange Articles and by the laws of England and Wales. The rights associated with CCE Common Stock are different from the rights associated with Orange Shares. Material differences between the rights of CCE Shareholders and the rights of shareholders of Orange include differences with respect to, among other things, corporate governance, authorized capital/outstanding stock, board committees, voting, proxies, dividends, purchases of shares, approval of financial statements, appraisal/dissenters’ rights, preemptive rights, amendments to organizational documents, the number of directors on the board, the election of directors, vacancies on the board, shareholder actions by written consent, annual/special shareholder meetings, advance notice requirements for shareholder nominations and other proposals, limitation of personal liability of directors, indemnification of directors and officers, certain business combination restrictions, conflict of interest transactions, rights of inspections and shareholder suits. See “Comparison of the Rights of Holders of CCE Common Stock and Orange Shares,” in this proxy statement/prospectus.

The IRS may not agree that Orange should be treated as a non-U.S. corporation and may not agree that Orange is not subject to certain adverse consequences for U.S. federal income tax purposes following the Combination.

A corporation generally is considered a tax resident in the jurisdiction of its organization or incorporation for U.S. federal income tax purposes. Because Orange is incorporated under the laws of England and Wales, it would generally be classified as a non-U.S. corporation (and therefore a non-U.S. tax resident) under these rules. However, section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”), provides an exception under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. However, these rules are complex and there is limited guidance as to their application.

Under section 7874 of the Code, if the former CCE Shareholders own (within the meaning of section 7874 of the Code) 80% or more (by vote or value) of the Orange Shares by reason of holding CCE Common Stock and certain other circumstances exist, Orange will be treated as a U.S. corporation for U.S. federal income tax purposes. The percentage (by vote and value) of the Orange Shares considered held (for purposes of section 7874 of the Code) by former CCE Shareholders immediately after the Combination Transactions by reason of holding CCE Common Stock is referred to in this proxy statement/prospectus as the “Section 7874 Percentage.”

Ownership for purposes of section 7874 of the Code is subject to various adjustments under the Code and the Treasury regulations promulgated thereunder. There is limited guidance regarding section 7874 of the Code, including with respect to the calculation of the Section 7874 Percentage and, as such, determining the Section 7874 Percentage is complex and is subject to factual and legal uncertainties. For example, the U.S. Treasury recently announced that it intends to issue regulations (“U.S. Treasury Regulations”) that would disregard, for purposes of determining the Section 7874 Percentage, certain non-ordinary course distributions made by CCE during the 36 months preceding the Completion, including any transfer of cash to CCE Shareholders in connection with the Combination Transactions to the extent such cash is directly or indirectly provided by CCE. The U.S. Treasury also recently announced that it intends to issue U.S. Treasury Regulations that could disregard, for purposes of determining the Section 7874 Percentage, certain Orange Shares held by Red or Olive HoldCo if the Section 7874 Percentage equals or exceeds 60%. Such U.S. Treasury Regulations have not yet been issued and their scope and precise effect are unclear, but they would likely have the effect of increasing the Section 7874 Percentage. In addition, although it is anticipated that the Section 7874 Percentage should be less than 60%, in the event that the Section 7874 Percentage equals or exceeds 60% prior to the application of the rules that could disregard certain Orange Shares held by Red or Olive HoldCo, these U.S. Treasury Regulations could, and would be expected to, increase the Section 7874 Percentage to 80% or greater and, in such a case, Orange would be treated as a U.S. corporation for U.S. federal income tax purposes.

If Orange were to be treated as a U.S. corporation for U.S. federal income tax purposes, Orange could be subject to liability for substantial U.S. income taxes. Additionally, non-U.S. Holders of Orange Shares would be subject to U.S. withholding tax on the gross amount of any dividends paid by Orange to such non-U.S. Holders. See “Certain U.S. Tax Consequences of the Combination Transactions–U.S. Federal Income Tax Consequences of the Merger and the Combination Transactions to CCE and Orange–Tax Residence of Orange for U.S. Federal Income Tax Purposes” in this proxy statement/prospectus for a more detailed discussion of the application of section 7874 of the Code to the Combination Transactions.

Even taking into account these uncertainties, we currently expect the Section 7874 Percentage should be less than 60% (in which case, Orange should not be treated as a U.S. corporation and the consequences described in the preceding paragraph should not apply). However, because the Section 7874 Percentage must be finally determined after the completion of the Combination Transactions, by which time there could be adverse changes to the relevant facts and circumstances, there can be no assurance that the IRS will agree with the position that the Section 7874 Percentage is less than 60%.

Changes in law could affect Orange’s status as a foreign corporation for U.S. federal income tax purposes or limit the U.S. tax benefits from Orange engaging in certain transactions.

As discussed above, under current law Orange is expected to be treated as a non-U.S. corporation for U.S. federal income tax purposes. However, changes to section 7874 of the Code or the U.S. Treasury Regulations promulgated thereunder could adversely affect Orange’s status as a foreign corporation for U.S. federal tax purposes, and any such changes could have prospective or retroactive application. If Orange were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to materially greater U.S. tax liability than currently contemplated as a non-U.S. corporation.

Recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, including by potentially causing Orange to be treated as a U.S. corporation if the management and control of Orange and its affiliates were determined to be located primarily in the United States, or by reducing the Section 7874 Percentage at or above which Orange would be treated as a U.S. corporation. In addition, other recent legislative proposals would cause Orange and its affiliates to be subject to certain intercompany financing limitations, including with respect to their ability to use certain interest expense deductions, if the Section 7874 Percentage were to be at least 60%. Thus, the rules under Section 7874 and other relevant provisions could change on a prospective or retroactive basis in a manner that could adversely affect Orange and its affiliates.

Future changes to U.S. and non-U.S. tax laws could adversely affect Orange.

The U.S. Congress, the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where Orange and its affiliates will conduct business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the United States, the United Kingdom and other countries in which Orange and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect Orange and its affiliates (including CCE and its affiliates after the Combination Transactions).

Proposed changes to U.S. Model Income Tax Treaty could adversely affect Orange.

On May 20, 2015, the U.S. Treasury released proposed revisions to the U.S. model income tax convention (the “Model”), the baseline text used by the U.S. Treasury to negotiate tax treaties. The proposed revisions address certain aspects of the Model by modifying existing provisions and introducing entirely new provisions. Specifically, the proposed revisions target (1) exempt permanent establishments, (2) special tax regimes, (3) expatriated entities otherwise subject to section 7874 of the Code, (4) the anti-treaty shopping measures of the limitation on benefits article and (5) subsequent changes in treaty partners’ tax laws.

With respect to the proposed changes to the Model pertaining to expatriated entities, because it is expected that the Combination Transactions will not otherwise be subject to section 7874 of the Code, payments of interest, dividends, royalties and certain other items of income by or to U.S. members of the Orange group to or from non-U.S. persons would not become subject to full withholding tax, even if applicable treaties were subsequently amended to adopt such proposed changes to the Model.

The corporate tax rate that will apply to Orange is uncertain and may vary from expectations.

There can be no assurance that the Combination Transactions will improve Orange’s ability to maintain any particular worldwide effective corporate tax rate. We cannot give any assurance as to what Orange’s effective tax rate will be after the Completion because of, among other things, uncertainty regarding the tax policies of the jurisdictions in which Orange and its affiliates will operate. Orange’s actual effective tax rate may vary from our expectations, and such variance may be material. Additionally, tax laws or their implementation and applicable tax authority practices in any particular jurisdiction could change in the future, possibly on a retroactive basis, and any such change could have a material adverse impact on Orange and its affiliates.

The tax treatment of the Merger to CCE Shareholders is uncertain and cannot be definitively known until after the Merger is completed.

Under current U.S. federal income tax law, it is uncertain whether U.S. Holders (as defined below under “Certain U.S. Tax Consequences of the Combination”) of CCE Common Stock will be required to recognize the full amount of any gain on the Merger. While it is expected that U.S. Holders of CCE Common Stock will recognize their full amount of gain (if any) but not loss in the Merger, there is the possibility that U.S. Holders of CCE Common Stock will be required to recognize gain (but not loss) only to the extent of the amounts of Cash Consideration received in the Merger. More specifically, U.S. Holders of CCE Common Stock will be required to recognize the full amount of any gain on the Merger if the “U.S. shareholders gain amount” equals or exceeds the “Orange income amount” (both as defined below under “Certain U.S. Tax Consequences of the Combination–U.S. Federal Income Tax Consequences of the Merger to CCE Shareholders” in this proxy statement/prospectus). On the other hand, if the Orange income amount exceeds the U.S. shareholders gain amount, a U.S. Holder will recognize gain, but only to the extent of the amount of Cash Consideration received by the U.S. Holder in the Merger and will not recognize any loss. The U.S. shareholders gain amount will be affected by changes in CCE’s share price, trading activity in CCE Common Stock, and the tax basis of U.S. Holders of CCE Common Stock on the closing date of the Merger. As a result, the U.S. shareholders gain amount cannot be known until after the closing of the Merger. The Orange income amount will depend, in part, on the earnings and profits of US HoldCo (including the earnings and profits of CCE) for the taxable year that includes the closing date of the Merger (which CCE expects will be 2016). Such earnings and profits, if any, will depend on a number of factors, and cannot be determined until the end of the taxable year in which the Merger is completed. While available facts and current projections by CCE indicate that the U.S. shareholders gain amount should exceed the Orange income amount, this comparison cannot be made conclusively until the Merger is completed. See “Certain U.S. Tax Consequences of the Combination” in this proxy statement/prospectus.

Orange may be subject to U.S. federal withholding tax as a result of US HoldCo’s subscription for Orange Shares in exchange for property.

If the Merger qualifies as a reorganization under Section 368(a) of the Code and if the “Orange income amount” exceeds the “U.S. shareholders gain amount” (both as defined below under “Certain U.S. Tax Consequences of the Combination–U.S. Federal Income Tax Consequences of the Merger to CCE Shareholders” in this proxy statement/prospectus) then, as described below, Orange should be treated for U.S. tax purposes as receiving a distribution from US HoldCo immediately prior to the Merger. The deemed distribution for U.S. tax purposes should be treated as a taxable dividend to Orange to the extent of the current and accumulated earnings and profits of US HoldCo (including the accumulated earnings and profits of CCE) for the year of the deemed distribution and such dividend will be subject to U.S. withholding tax (at a rate of 5%) in accordance with the United Kingdom–United States Tax Treaty (the “Tax Treaty”). The amount of US HoldCo’s and CCE’s current and accumulated earnings and profits for the year of the deemed distribution is uncertain, but could be substantial.

Notwithstanding the foregoing, if, instead, the U.S. shareholders’ gain amount equals or exceeds the Orange income amount, such deemed distribution and U.S. withholding tax consequences would not apply to Orange. While available facts and current projections by CCE indicate that the U.S. shareholders’ gain amount should exceed the Orange income amount, this comparison cannot be made conclusively until the Merger is completed. See “Certain U.S. Tax Consequences of the Combination–U.S. Federal Income Tax Consequences of the Merger and the Combination Transactions to CCE and Orange–U.S. Federal Withholding Tax Consequences of the Merger to Orange” in this proxy statement/prospectus.

Risks Relating to Orange

Orange may not realize the cost savings, synergies and other benefits that the parties expect to achieve from the Combination.

The combination of three independent companies is a complex, costly and time-consuming process. As a result, Orange will be required to devote significant management attention and resources to integrating the business practices and operations of CCE, Olive and Black. The integration process may disrupt the business of Orange and, if implemented ineffectively, could preclude realization of the full benefits expected by CCE, Olive and Black. The failure of Orange to meet the challenges involved in successfully integrating the operations of CCE, Olive and Black or otherwise to realize the anticipated benefits of the Combination could cause an interruption of the activities of Orange and could have a material adverse effect on its results of operations. In addition, the overall integration of the three companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management’s attention, and may cause Orange’s stock price to decline. The difficulties of combining the operations of the companies include, among others:

•	managing a significantly larger company;

•	coordinating geographically separate organizations;

•	the potential diversion of management focus and resources from other strategic opportunities and from operational matters;

•	retaining existing customers and attracting new customers;

•	maintaining employee morale and retaining key management and other employees;

•	integrating three unique business cultures, which may prove to be incompatible;

•	the possibility that assumptions underlying expectations regarding the integration process may prove to be incorrect;

•	issues in achieving anticipated operating efficiencies, business opportunities and growth prospects;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	issues in integrating information technology, communications and other systems;

•	changes in applicable laws and regulations;

•	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by the governmental authorities;

•	managing costs or inefficiencies associated with integrating the operations of Orange; and

•	unforeseen expenses or delays associated with the Combination.

Many of these factors will be outside of Orange’s control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially impact Orange’s businesses, financial condition and results of operations. In addition, even if the operations of CCE, Olive and Black are integrated successfully, Orange may not realize the full benefits of the Combination, including the synergies, cost savings or sales or growth opportunities that the parties expect. These benefits may not be achieved within the anticipated time frame, or at all. As a result, there can be no assurance at the time of the special meeting that the combination of CCE, Olive and Black will result in the realization of the full benefits anticipated from the Combination.

Orange is responsible for significant transaction and combination-related costs incurred by CCE, Olive and Black in connection with the Combination.

CCE, Olive and Black expect to incur significant nonrecurring costs and expenses associated with the Combination and combining the operations of the three companies. The substantial majority of these costs and expenses will be comprised of transaction, advisory and regulatory costs related to the Combination. The Master Agreement provides that if the Combination is completed, the transaction related costs and expenses of Red, Black, CCE, Olive and Olive HoldCo will be borne by Orange.

CCE, Olive and Black will also incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. CCE, Olive and Black continue to assess the magnitude of these costs, and additional significant unanticipated costs may be incurred in the Combination and the integration of the three companies.

The incurrence of these costs may materially impact Orange’s businesses, financial condition and results of operations.

The laws of England and Wales differ from the laws in effect in the United States and may afford less protection to holders of Orange Shares.

It may not be possible to enforce court judgments obtained in the United States against Orange in England and Wales based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of England and Wales would recognize or enforce judgments of U.S. courts obtained against Orange or its directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against Orange or those persons based on those laws. There are no treaties between the United States and any U.K. jurisdictions that provide for the reciprocal recognition and enforcement of judgments in civil matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in the U.K.

Entry of an enforcement order by an English court is conditional, among other things, upon the following: (i) the U.S. court must have been one of competent jurisdiction in relation to the particular defendant according to English conflict of laws rules (the submission to jurisdiction by the defendant in the U.S. court would satisfy this rule), (ii) the judgment must be for a sum of money, but not for taxes, a fine or other penalty and (iii) the judgment must be final and conclusive and unalterable in the court which pronounced it. A judgment may be final and conclusive even though an appeal is pending in the U.S. court where it was given, although in such a case a stay of execution would likely be ordered by the U.S. court pending a possible appeal. A judgment given in default of appearance may be considered by the English courts as final and conclusive. However the English courts may refuse to enforce a judgment of the U.S. courts that meets the above requirements for one of the following reasons: (i) if the judgment was obtained by fraud, (ii) the enforcement or recognition of the judgment would be contrary to public policy or the European Convention on Human Rights, (iii) the proceedings in which the judgment was obtained were opposed to natural justice, (iv) the judgment is inconsistent with a prior judgment on the same subject matter and between the same parties, (v) the judgment is for multiple damages and is therefore unenforceable under the Protection of Trading Interests Act 1980 or (vi) the proceedings in which the judgment was obtained were brought contrary to a jurisdiction or arbitration agreement.

As a company organized under the laws of England and Wales, Orange is governed by the U.K. Companies Act 2006 (the “Companies Act”), which differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an English company generally are owed to the company only. Shareholders of English companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of Orange Shares may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

After the Completion, attempted takeovers of Orange will be governed by English law.

Delaware’s anti-takeover statutes and laws regarding directors’ fiduciary duties give the board of directors’ broad latitude to defend against unwanted takeover proposals. As an English public limited company with its securities admitted to trading on a regulated market (Euronext London), Orange will, with effect from the Completion, be subject to the provisions of the UK City Code on Takeovers and Mergers (the “Takeover Code”). It could be more difficult for Orange to obtain shareholder approval for a merger or negotiated transaction than it would have been for CCE because the shareholder approval thresholds for certain types of transactions differ, and in some cases are greater, under English law than under Delaware law. See “Comparison of the Rights of Holders of CCE Common Stock and Orange Shares” in this proxy statement/prospectus.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit Orange’s flexibility to manage its capital structure.

English law provides that a board of directors may only allot shares (or rights to subscribe for or to convert any security into shares) with the prior authorization of shareholders, such authorization being up to the aggregate nominal amount of shares and for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. The Orange Articles will not authorize the allotment of shares. Instead, Orange intends to seek authorization for the allotment of shares on a periodic or ad hoc basis by way of shareholder resolution.

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders acting in an annual general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. The Orange Articles will not exclude preemptive rights, instead Orange intends to seek the exclusion of preemptive rights on a periodic or ad hoc basis by way of shareholder resolution.

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, which is a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years. Orange anticipates that, prior to the Completion, an ordinary resolution will be adopted to permit purchases of Orange Shares. This ordinary resolution will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period). See “Description of Orange Shares” in this proxy statement/prospectus.

Orange may be exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

Orange and its subsidiaries will be required to comply with the laws and regulations of the various jurisdictions in which it will conduct business, as well as certain laws of other jurisdictions, including the United States. In particular, Orange’s operations will be subject to anti-corruption laws and regulations, such as, among others, the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the United Kingdom Bribery Act of 2010 (the “Bribery Act”), and economic sanctions programs, including those administered by the United Nations, the EU and the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), and regulations set forth under the Comprehensive Iran Accountability Divestment Act. The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage.

Orange may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. The provisions of the Bribery Act extend beyond bribery of foreign public officials and are more onerous than the FCPA in a number of respects, including jurisdiction, non-exemption of facilitation payments and penalties. While Orange does not currently operate in jurisdictions that are subject to territorial sanctions imposed by OFAC or other relevant sanctions authorities, such economic sanctions programs will restrict Orange’s ability to engage or confirm business dealings with certain sanctioned countries.

Violations of anti-corruption and sanctions laws and regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal fines and imprisonment. In addition, any major violations could have a significant impact on Orange’s reputation and consequently on its ability to win future business.

Although, as a public company CCE currently operates within the parameters of these legal regimes, Orange and its subsidiaries (MergeCo as the surviving entity of the Merger, Olive and Black) will need to adopt policies and procedures (or review existing policies and procedures) to ensure compliance, seek to continuously improve systems of internal controls and remedy any weaknesses identified. There can be no assurance, however, that the policies and procedures will be followed at all times, or effectively detect and prevent violations of the applicable laws by Orange’s employees, consultants, agents or partners. As a result of any such violation, Orange could be subject to penalties and material adverse consequences on its business, financial condition or results of operations.

Orange may not be able to pay dividends following the Completion.

Under English law, Orange will be able to declare dividends, make distributions or repurchase shares only out of “distributable profits.” “Distributable profits” are a company’s accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. In addition, Orange, as a public limited company organized under the laws of England and Wales, may only make a distribution if the amount of its net assets is not less than the aggregate amount of its called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate amount. Immediately after the Completion, Orange will not have any “distributable profits.” It is intended that as soon as practicable following the Completion, Orange will reduce the share premium in respect of the Orange Shares to an amount to be determined through a court-approved reduction of capital in order to create a reserve of distributable profits to support the payment of possible future dividends or future share repurchases. It is intended that the application to the court will require that the reduction of capital be implemented prior to the end of July 2016 in order to allow Orange to pay a regular periodic dividend. The reduction of that capital will not impact shareholders’ relative interests in the capital of Orange. The Orange Articles, from the Completion, permit Orange by ordinary resolution of the shareholders to declare dividends, provided that the directors have made a recommendation as to its amount. The dividend may not exceed the amount recommended by the directors. The directors may also decide to pay interim dividends if it appears to them that it is appropriate to do so. When recommending or declaring the payment of a dividend, the directors will be required to comply with their duties under English law, including considering Orange’s future financial requirements.

The enforcement of shareholder judgments against Orange or certain of its directors may be more difficult than would be currently against CCE.

Because Orange will be a public limited company organized under the laws of England and Wales, and because certain of Orange’s directors will be non-U.S. residents, after the Completion, CCE Shareholders could experience more difficulty enforcing judgments obtained against Orange or its directors in U.S. courts than would currently be the case for U.S. judgments obtained against CCE or CCE’s directors. In addition, it may be more difficult (or impossible) to bring some types of claims against Orange or its directors in courts in England or against certain of Orange’s directors in courts in other jurisdictions than it would be to bring similar claims against a U.S. company or its directors in a U.S. court. For a detailed discussion of these differences, see “Comparison of the Rights of Holders of CCE Common Stock and Orange Shares,” in this proxy statement/prospectus, and “Enforceability of Civil Liabilities,” in this proxy statement/prospectus.

Transfers of Orange Shares may be subject to U.K. stamp duty or U.K. stamp duty reserve tax, which could increase the cost of dealing in Orange Shares as compared to CCE Common Stock.

Orange expects that, upon the Completion, Orange Shares to be issued to CCE Shareholders will be eligible for deposit and clearing within the DTC clearance system. While Orange Shares are held within the DTC clearance system, and provided that DTC satisfies various conditions specified in U.K. legislation, electronic book-entry transfers of such Orange Shares should not be subject to U.K. stamp duty, and agreements to transfer such shares should not be subject to SDRT. The parties have obtained confirmation of this position by way of formal clearance by HMRC. Likewise, transfers of, or agreements to transfer, such Orange Shares from the DTC clearance system into another clearance system (or into a depositary receipt system) should not, provided that the other clearance system or depositary receipt system satisfies various conditions specified in U.K. legislation, be subject to U.K. stamp duty or SDRT.

In the event that Orange Shares have left the DTC clearance system, other than into another clearance system or depositary receipt system, any subsequent transfer of, or agreement to transfer, such Orange Shares may, subject to any available exemption or relief, be subject to U.K. stamp duty or SDRT at a rate of 0.5% of the consideration for such transfer or agreement. Any such U.K. stamp duty or SDRT will generally be payable by the transferee and must be paid (and any relevant transfer document stamped by HMRC) before the transfer can be registered in the books of Orange. In the event that Orange Shares that have left the DTC clearance system, other than into another clearance system or depositary receipt system are subsequently transferred back into a clearance system or depositary receipt system, such transfer or agreement may, subject to any available exemption or relief, be subject to U.K. stamp duty or SDRT at a rate of 1.5% of the consideration for such transfer (or, where there is no such consideration, 1.5% of the value of such Orange Shares).

If Orange Shares are not eligible for deposit and clearing within the facilities of Depository Trust & Clearing Corporation, then transactions in its securities may be disrupted.

The facilities of DTC are a widely-used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. Orange expects that, upon the Completion, Orange Shares that are freely tradeable under U.S. securities laws will be eligible for deposit and clearing within the DTC system. However, DTC is not obligated to accept Orange Shares for deposit and clearing within its facilities at the Completion and, even if DTC does initially accept Orange Shares, it will generally have discretion to cease to act as a depository and clearing agency for Orange Shares. If DTC determines at any time that Orange Shares are not eligible for continued deposit and clearance within its facilities, Orange believes that Orange Shares would not be eligible for continued listing on a U.S. securities exchange, and trading in Orange Shares would be disrupted. While Orange would pursue alternative arrangements to preserve the listing and maintain trading on a U.S. securities exchange, any such disruption could have a material adverse effect on the price of Orange Shares and unless and until an alternative is achieved, a material adverse effect on liquidity.

Orange’s actual financial position and results of operations may differ materially from the unaudited pro forma condensed combined financial data included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and may not be an accurate indication of Orange’s financial position or results of operations for any period. The unaudited pro forma condensed combined financial information has been derived from the audited and unaudited historical financial statements of CCE, Olive and Black and certain adjustments and assumptions have been made after giving effect to the Combination and the Combination Financing. The assets and liabilities of Black and Olive have been measured at fair value based on various preliminary estimates arrived at based on certain assumptions after giving effect to the Combination and the Combination Financing. The process for estimating the fair value of assets acquired and liabilities assumed requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the unaudited pro forma condensed combined financial information and the final acquisition accounting will occur and could have a material impact on Orange’s financial position and future results of operations.

In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate, and other factors may affect Orange’s financial condition or results of operations following the Completion. Any potential decline in Orange’s financial condition or results of operations may cause significant variations in the price of Orange Shares. See “Unaudited Pro Forma Condensed Combined Financial Information of Orange” in this proxy statement/prospectus.

The unaudited financial projections considered by the CCE Board and the FRC may not be realized.

The unaudited financial projections considered by the CCE Board and the FRC reflect numerous estimates and assumptions that are inherently uncertain with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to CCE’s, Olive’s and Black’s businesses, including the factors described or referenced under the section entitled “Cautionary Statement Concerning Forward-Looking Statements” in this proxy statement/prospectus and/or in this section entitled “Risk Factors,” all of which are difficult to predict and many of which are beyond Orange’s control. There can be no assurance that the unaudited financial projections considered by the CCE Board and the FRC will be realized or that actual results will not materially vary from such financial information. In addition, since the unaudited financial projections cover multiple years, such information by its nature becomes less predictive with each successive year. Further, without limiting the foregoing, the unaudited financial projections for each of CCE, Olive and Black do not take into account certain recent trends that have negatively affected each company’s results and that are expected to continue, including continued category softness, a challenging consumer environment and the continued weakness of certain European currencies in relation to the U.S. Dollar (as the unaudited financial projections are expressed in U.S. Dollars while a significant portion of CCE’s revenues are in Euro and British pound sterling and Olive’s and Black’s revenues are in Euro). In addition, the ability of Olive to realize the unaudited financial projections for Olive may be negatively impacted by increased costs resulting from the resolution of the Spanish National Court, issued in October 2015, requiring Olive to re-open its Fuenlabrada facility as a logistics center and reinstate a number of workers to their former positions and job functions.

The indebtedness of Orange following the Completion could adversely affect Orange.

Orange’s pro forma indebtedness as of December 31, 2015, after giving effect to the Combination and the indebtedness expected to be incurred in connection with the Combination, is approximately $7.5 billion. This level of indebtedness could reduce funds available for Orange’s capital expenditures and other activities and may create competitive disadvantages for Orange relative to other companies with lower debt levels.

If Orange fails to qualify as a foreign private issuer, then it may incur significant costs to comply with applicable rules of the NYSE.

As a foreign private issuer under the Exchange Act following the Completion, Orange will be exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, Orange will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and will not be required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information.

Orange’s status as a foreign private issuer is subject to an annual review and test, and will be tested again as of the last business day of Orange’s second fiscal quarter of 2016. If Orange loses its status as a foreign private issuer, then it will no longer be exempt from the rules and requirements described above. Among other things, beginning on the first day of the fiscal year following the loss of foreign private issuer status, Orange would be required to file periodic reports and financial statements as if it were a company incorporated in the United States. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

If, after the Completion, Orange is unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as they apply to a foreign private issuer that is listed on a United States exchange for the first time, or if Orange’s internal controls over financial reporting are not effective, then the reliability of Orange’s financial statements may be questioned and the price of Orange Shares may suffer.

After the Completion, Orange will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”), which requires a company that is subject to the reporting requirements of the U.S. securities laws to conduct a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting. To comply with this statute, Orange will be required to document and test its internal control procedures, and its management will be required to assess and issue a report concerning its internal controls over financial reporting. It also requires an audit by its independent registered public accounting firm.

Orange may need to prepare for compliance with Section 404 by strengthening, assessing and testing its system of internal controls over financial reporting to provide the basis for the report of Orange’s management. However, the continuous process of strengthening Orange’s internal controls over financial reporting and complying with Section 404 is complicated and time-consuming. Over the course of testing its internal controls, Orange’s management may identify material weaknesses or significant deficiencies, that it may not be able to remedy before the deadline imposed by the Sarbanes-Oxley Act. If Orange’s management cannot favorably assess the effectiveness of its internal controls over financial reporting, or its independent registered public accounting firm identifies material weaknesses in its internal controls, then investor confidence in Orange’s financial results may weaken, and its share price may suffer.

Orange’s business success following the Completion, including its financial results, will depend upon Orange’s relationship with TCCC.

At or before the Completion, Orange expects to enter into certain bottling agreements with TCCC under the following terms:

•	Orange will purchase its entire requirement of concentrates and syrups for Coca-Cola Trademark Beverages (sparkling beverages bearing the trademark “Coca-Cola” or the “Coke” brand name) and Allied Beverages (beverages of TCCC or its subsidiaries that are sparkling beverages, but not Coca-Cola Trademark Beverages or energy drinks) from TCCC at prices, terms of payment, and other terms and conditions of supply determined from time to time by TCCC at its sole discretion.

•	There will be no limits on the prices that TCCC may charge for concentrate, except, upon the Completion, TCCC will maintain current effective concentrate incidence at the same levels that CCE, Olive and Black currently have in place.

•	Much of the marketing and promotional support that Orange will receive from TCCC will be at TCCC’s discretion. Programs may contain requirements, or be subject to conditions, established by TCCC that Orange may not be able to achieve or satisfy. The terms of most of the marketing programs will not contain an express obligation for TCCC to participate in future programs or continue past levels of payments into the future.

•	Orange’s bottling agreements with TCCC will be for fixed terms, and most of them will be renewable only at the discretion of TCCC at the conclusion of their terms. A decision by TCCC not to renew a fixed-term bottling agreement at the end of its term could substantially and adversely affect Orange’s financial results.

•	Orange will be obligated to maintain sound financial capacity to perform its duties, as required and determined by TCCC at its sole discretion. These duties will include, but not be limited to, making certain investments in marketing activities to stimulate the demand for products in Orange’s territories and making infrastructure improvements to ensure Orange’s facilities and distribution network are capable of handling the demand for these beverages.

Disagreements with TCCC concerning business issues may lead TCCC to act adversely to Orange’s interests with respect to the relationships described above.

Following the Completion, Orange may be dependent on TCCC for some period of time for certain specified business and IT services. If TCCC does not satisfactorily provide such services (should they be required by Orange), it may materially adversely affect Orange’s business successes, including its financial results, following the Completion.

The maintenance of multiple exchange listings may adversely affect liquidity in the market for Orange Shares and could result in pricing differentials between exchanges.

The multiple listings of the Orange Shares on the NYSE, the Official List, the ASE and the Spanish Stock Exchanges may split trading between exchanges, which may adversely affect the liquidity of the Orange Shares in one or more markets. In addition, differences in the trading schedules of the relevant exchanges, fluctuations in the exchange rate between U.S. Dollars and Euros and differences in trading volume between the relevant exchanges may contribute to different trading prices for Orange Shares on the relevant exchanges.

Orange may not be able to respond successfully to changes in the marketplace.

Orange will operate in the highly competitive beverage industry and faces strong competition from other general and specialty beverage companies. Orange’s response to continued and increased competitor and customer consolidations and marketplace competition may result in lower than expected net pricing of its products. For example, the German retail market is currently very competitive, leading to high pressure on prices that retailers can charge customers for Black’s products, which pressures retailers pass on to Black. Increasing concentration in the German retail industry may lead to stronger competition by in-house brands. Orange’s ability to gain or maintain share of sales or gross margins may be limited by the actions of Orange’s competitors, who may have lower costs and, thus, advantages in setting their prices.

The deterioration of global and local economic conditions could adversely affect Orange’s business and/or the market price of Orange Shares.

The global economy significantly deteriorated beginning in 2008 as a result of an acute financial and liquidity crisis. Concerns over geopolitical issues, the availability and cost of credit, sovereign debt and the instability of the Euro have contributed to increased volatility since then and diminished expectations for the global economy and global capital markets in the future. These factors, combined with declining global business and consumer confidence and rising unemployment, precipitated an economic slowdown and led to a recession and weak economic growth in many economies. This crisis had a global impact, affecting the economies in which Orange will conduct its operations.

The performance of CCE’s, Olive’s and Black’s businesses has in the past been closely linked to the economic cycle in the countries, regions and cities where each operates. Normally, robust economic growth in those areas where CCE, Olive and Black are located results in greater demand for products, while slow economic growth or economic contraction adversely affects demand for certain products and otherwise adversely affect Orange’s sales. For example, economic forces may cause consumers to purchase more private-label brands, which are generally sold at a price point lower than Orange’s products, or to defer or forego purchases of beverage products altogether. Additionally, consumers that do purchase Orange’s products may choose to shift away from purchasing higher-margin products and packages. Adverse economic conditions could also increase the likelihood of customer delinquencies and bankruptcies, which would increase the risk of uncollectability of certain accounts. Each of these factors could adversely affect Orange’s revenue, price realization, gross margins, and/or Orange’s overall financial condition and operating results and/or the market price of Orange Shares.

Economic growth, globally and in the European Union (the “EU”), has recovered since then but remains fragile and subject to constraints on private sector lending, concerns about future interest rate increases, and continuing uncertainty about the ultimate resolution of the Eurozone crisis, particularly the uncertainty surrounding the Greek economy. Sovereign debt concerns, whether real or perceived, could result in a limitation on the availability of capital in impacted territories, which would restrict Orange’s liquidity and negatively impact its financial results.

Continuing disruptions in the global economy and in the global markets may, therefore, have a material adverse effect on Orange’s business, results of operations and financial condition and/or the market price of Orange Shares.

Moreover, even in the absence of a market downturn, Orange will be exposed to substantial risk stemming from volatility in areas such as consumer spending, capital markets conditions, which affect the business and economic environment and, consequently, may affect the size and profitability of Orange’s business and/or the market price of Orange Shares.

In addition to the international economic situation, political uncertainty could also affect Orange. Growth of anti-EU political parties, as well as emerging political forces in member states of the EU with alternative economic policies and priorities, and concerns about independence movements within the EU, could affect the economic situation in the Eurozone and could have a material adverse effect on Orange’s business, results of operations, financial condition and cash flows. In Spain, there is uncertainty surrounding the outcome of the general elections, held on December 20, 2015, as no political party obtained a sufficient majority to form a government on its own, and no political coalition has yet been formed to elect a new prime minister (Presidente del Gobierno). It is unclear whether a political coalition that can elect a new prime minister will be formed or whether, if no such political coalition is formed, new general elections will have to be held. If a political coalition is formed and a new prime minister is elected, the policies adopted by the government in power may have a material adverse effect on the Spanish economy, and, by extension, on Orange’s business, results of operations, financial condition and cash flows.

Concerns about health and wellness, including obesity, could further reduce the demand for some of Orange’s products.

Orange will be dependent on consumer demand for its products and brands, and changes in consumer preferences toward products or brands not carried by Orange would negatively affect Orange’s sales. Moreover, consumers and public health and government officials are highly concerned about the public health consequences of obesity, particularly among young people. In addition, some researchers, health advocates, and dietary guidelines are suggesting that consumption of sugar-sweetened beverages is a primary cause of increased obesity rates and are encouraging consumers to reduce or eliminate consumption of such products. Increasing public concern about obesity and additional governmental regulations concerning the marketing, labeling, packaging, or sale of sugar-sweetened beverages may reduce demand for, or increase the cost of, Orange’s sugar-sweetened beverages.

Health and wellness trends have resulted in an increased desire for more low-calorie soft drinks, water, enhanced water, isotonics, energy drinks, teas, and beverages with natural sweeteners. Orange’s failure to provide any of these types of products, or otherwise satisfy changing consumer preferences relating to non-alcoholic beverages, could adversely affect Orange’s business and financial results.

If Orange, TCCC or other licensors and bottlers of products Orange distributes are unable to maintain a positive brand image or if product liability claims or product recalls are brought against Orange, TCCC, or other licensors and bottlers of products Orange distributes, Orange’s business, financial results, and brand image may be negatively affected.

Orange’s success will depend on its and TCCC’s products having a positive brand image with customers and consumers. Product quality issues, real or perceived, or allegations of product contamination, even if false or unfounded, could tarnish the image of the affected brands and cause customers and consumers to choose other products. Orange or TCCC could be liable if the consumption of its products causes injury or illness. Orange or TCCC could also be required to recall products if they become or are perceived to become contaminated or are damaged or mislabeled. A significant product liability or other product-related legal judgment against Orange or a widespread recall of its products could negatively impact Orange’s business, financial results, and brand image.

Additionally, adverse publicity surrounding health and wellness concerns, water usage, customer disputes, labor relations, product ingredients and the like could negatively affect Orange’s overall reputation and its products’ acceptance by its customers and consumers, even when the publicity results from actions occurring outside Orange’s territory or control. Similarly, if product quality-related issues arise from products not manufactured by Orange but imported into an Orange territory, Orange’s reputation and consumer goodwill could be damaged.

Furthermore, through the increased use of social media, individuals and non-governmental organizations (“NGOs”) will have the ability to disseminate their opinions regarding the safety or healthiness of Orange’s products or Orange’s financial or tax position to an increasingly wide audience at a faster pace. Orange’s failure to effectively respond to any negative opinions in a timely manner could harm the perception of its brands and damage its reputation, regardless of the validity of the statements.

Changes in Orange’s relationships with large customers may adversely impact Orange’s financial results.

A significant amount of Orange’s volume will be sold through large retail chains, including supermarkets and wholesalers, many of which are becoming more consolidated and may, at times, seek to use their purchasing power to improve their profitability through lower prices, increased emphasis on generic and other private label brands, and/or increased promotional programs. Additionally, hard-discount retailers and online retailers continue to challenge traditional retail outlets, which can increase the pressure on customer relationships and Orange’s supply terms. These factors, as well as others, could have a negative impact on the availability of Orange’s products, as well as its profitability. In addition, at times, a customer may choose to temporarily stop selling certain of Orange’s products as a result of a dispute Orange may be having with that customer. A dispute with a large customer that chooses not to sell certain of Orange’s products for a prolonged period of time may adversely affect Orange’s sales volume and/or financial results.

Orange’s business will be vulnerable to products being imported from outside its territories, which will adversely affect Orange’s sales.

The territories in which CCE, Olive and Black operate and in which Orange will operate are susceptible to the import of products manufactured by bottlers from countries outside Orange’s territories where prices and costs are lower. During 2015, the gross profit of CCE’s business was negatively impacted by approximately $40 million to $45 million due to products imported into its territories. In the case of such imports from members of the European Economic Area, Orange will generally be prohibited from taking actions to stop such imports.

Increases in costs, limitation of supplies, or lower than expected quality, of raw materials could harm Orange’s financial results.

If there are increases in the costs of raw materials, ingredients, or packaging materials, such as aluminum, steel, sugar, PET (plastic), fuel, or other cost items, and Orange is unable to pass the increased costs on to its customers in the form of higher prices, Orange’s financial results could be adversely affected. CCE , Olive and Black use supplier pricing agreements and CCE and Black, at times, use derivative financial instruments to manage volatility and market risk with respect to certain commodities, and it is expected that Orange will do the same. Generally, these hedging instruments establish the purchase price for these commodities in advance of the time of delivery. As such, it is possible that these hedging instruments may lock Orange into prices that are ultimately greater than the actual market price at the time of delivery.

Due to the increased volatility in commodity prices and tightness of the capital and credit markets, certain of CCE, Olive and Black’s suppliers have restricted CCE’s, Olive’s and Black’s ability to hedge prices through supplier agreements. As a result, CCE has expanded, and Orange expects it will continue to expand, its non-designated hedging programs, which could expose Orange to additional earnings volatility with respect to the purchase of these commodities.

If suppliers of raw materials, ingredients, packaging materials, or other cost items are affected by strikes, weather conditions, speculation, abnormally high demand, governmental controls, new taxes, national emergencies, natural disasters, insolvency, or other events, and Orange is unable to obtain the materials from an alternate source, Orange’s cost of sales, revenues, and ability to manufacture and distribute product could be adversely affected.

Additionally, lower than expected quality of delivered raw materials, ingredients, packaging materials, or finished goods could lead to a disruption in Orange’s operations as Orange seeks to substitute these items for ones that conform to its established standards or if Orange is required to replace under-performing suppliers.

Miscalculation of Orange’s need for infrastructure investment could impact its financial results.

Projected requirements of Orange’s infrastructure investments, including cold drink equipment, fleet, technology, and production equipment may differ from actual levels if Orange’s volume growth or product demands are not as anticipated. Orange’s infrastructure investments are anticipated to be long-term in nature, and, it is possible that investments may not generate the expected return due to future changes in the marketplace. Significant changes from Orange’s expected need for and/or returns on these infrastructure investments could adversely affect Orange’s financial results.

Increases in the cost of employee benefits, including pension retirement benefits could impact Orange’s financial results and cash flow.

Unfavorable changes in the cost of Orange’s employee benefits, including pension retirement benefits and employee healthcare, could materially impact Orange’s financial condition or results of operations. Orange sponsors a number of defined benefit pension plans. Estimates of the amount and timing of Orange’s future funding obligations for defined benefit pension plans are based upon various assumptions, including discount rates, mortality assumptions and long-term asset returns. In addition, the amount and timing of pension funding can be influenced by funding requirements, negotiations with pension trustee boards or action of other governing bodies.

Changes in interest rates or Orange’s debt rating could harm Orange’s financial results and financial position.

Orange will be subject to interest rate risk, and changes in Orange’s debt rating could have a material adverse effect on interest costs and debt financing sources. Orange’s debt rating can be materially influenced by factors, including its financial performance, acquisitions, and investment decisions, as well as capital management activities of TCCC and/or changes in the debt rating of TCCC.

Changes in the stability of the Euro could significantly impact Orange’s financial results and ultimately hinder its competitiveness in the marketplace.

There are concerns regarding the short- and long-term stability of the Euro and its ability to serve as a single currency for a number of individual countries. These concerns could lead individual countries to revert, or threaten to revert, to local currencies or, in more extreme circumstances, to exit from the European Union, and the Euro may be dissolved entirely. Should this occur, the assets Orange holds in a country that reintroduces local currency could be subject to significant changes in value when expressed in Euro. Furthermore, the full or partial dissolution of the Euro, the exit of one or more EU member states from the European Union or the full dissolution of the European Union could cause significant volatility and disruption to the global economy, which could impact Orange’s financial results, including its ability to access capital at acceptable financing costs, if at all, the availability of supplies and materials and the demand for Orange’s products. Also, the U.K. government has announced that a referendum on the United Kingdom’s continued membership of the EU will be held on June 23, 2016. This announcement, together with the process of holding the referendum, could lead to volatility in the currency markets and impact Orange’s business. Finally, if it becomes necessary for Orange to conduct its business in additional currencies, it would be subjected to additional earnings volatility as amounts in these currencies are translated into Euros.

Legislative or regulatory changes (including changes to tax laws) that affect Orange’s products, distribution, or packaging could reduce demand for its products or increase Orange’s costs.

CCE, Olive and Black’s business models depend, and Orange’s business model will depend, on the availability of its various products and packages in multiple channels and locations to satisfy the needs and preferences of its customers and consumers. Laws that restrict Orange’s ability to distribute products in certain channels and locations, as well as laws that require deposits for certain types of packages, or those that limit Orange’s ability to design new packages or market certain packages, could negatively impact Orange’s financial results. In addition, taxes or other charges imposed on the sale of certain of Orange’s products could increase costs or cause consumers to purchase fewer of Orange’s products. Many countries in Europe, including territories in which Orange will operate, are evaluating the implementation of, or increase in, such taxes. For example, Belgium and the Netherlands have implemented increases in the excise tax on certain of Orange’s products as of January 1, 2016.

Additional taxes levied on Orange could harm Orange’s financial results.

Orange’s tax filings for various periods will be subject to audit by tax authorities in most jurisdictions in which Orange will do business. These audits may result in assessments of additional taxes, as well as interest and/or penalties, and could affect Orange’s financial results.

Changes in tax laws, court rulings, regulations, related interpretations, and tax accounting standards in countries in which Orange will operate may adversely affect Orange’s financial results.

Additionally, amounts Orange may need to repatriate for the payment of dividends, share repurchases, interest on debt, salaries and other costs may be subject to additional taxation when repatriated.

If Orange is unable to renew existing labor bargaining agreements on satisfactory terms, if Orange experiences employee strikes or work stoppages, or if changes are made to employment laws or regulations, Orange’s business and financial results could be negatively impacted.

The majority of Orange’s employees will be covered by collectively bargained labor agreements in the countries in which CCE, Olive and Black currently operate. If Orange is unable to maintain labor bargaining agreements on satisfactory terms, or if it experiences employee strikes or work stoppages, or if changes are made to employment laws or regulations, its financial results could be negatively impacted. The terms and conditions of existing or renegotiated agreements could also increase the cost to Orange of fully implementing any operations changes, or otherwise affect its ability to do so. Substantially all of Black’s employees are covered by a collective bargaining agreement relating to wages and salaries that may be terminated after December 31, 2016. All of Olive’s employees are covered by collective bargaining agreements that are valid through December 31, 2015 or December 31, 2016. The collective bargaining agreements that expired on December 31, 2015 have been extended and will be negotiated in due course. The majority of CCE employees are covered by collectively bargained labor agreements, most of which do not expire. However, wage rates must be renegotiated at various dates through 2017. Orange currently believes, however, that it will be able to renegotiate subsequent agreements on satisfactory terms.

Orange’s operations may be negatively impacted by employee strikes and work stoppages. In the last five years, Olive has experienced labor unrest and work stoppages that have had a negative impact on its operations. Olive experienced labor unrest at its facility in Fuenlabrada (Madrid) following an internal restructuring in January 2014 that involved the closure of four factories (including the facility in Fuenlabrada) and the collective dismissal of 840 workers. The unions representing the laid-off workers organized protests against Olive and lawsuits challenging the collective dismissal. See “Legal disputes, proceedings and investigations in Spain relating to Olive and its management could adversely impact Olive’s and Orange’s financial results and/or reputation” in this section of the proxy statement/prospectus.

Technology failures could disrupt Orange’s operations and negatively impact Orange’s business.

Orange will rely extensively on information technology systems to process, transmit, store, and protect electronic information. For example, the production and distribution facilities and inventory management of CCE, Olive and Black all utilize information technology to maximize efficiencies and minimize costs. Furthermore, a significant portion of the communications between Orange’s personnel, customers, and suppliers will depend on information technology. Orange’s information technology systems may be vulnerable to a variety of interruptions due to events that may be beyond Orange’s control including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, additional security issues, and other technology failures. The technology and information security processes and disaster recovery plans that Orange will have in place may not be adequate or implemented properly to ensure that Orange’s operations are not disrupted. In addition, a miscalculation of the level of investment needed to ensure Orange’s technology solutions are current and up-to-date as technology advances and evolves could result in disruptions in Orange’s business should the software, hardware, or maintenance of such items become out-of-date or obsolete. Furthermore, when Orange implements new systems and/or upgrades existing system modules (e.g. SAP), there is a risk that Orange’s business may be temporarily disrupted during the period of implementation.

The occurrence of cyber incidents, or a deficiency in our cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our brand image, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our data or information systems. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As reliance on technology increases, so will the risks posed to Orange’s systems, both internal and those it may outsource to a third party provider. Orange’s three primary risks that could result from the occurrence of a cyber incident include operational interruption, damage to brand image, and private data exposure.

Orange may not fully realize the expected operating efficiencies from its outsourcing programs.

CCE, Olive and Black have outsourced certain financial transaction processing and business information services to third-party providers. In the future, Orange may also outsource other functions to achieve further efficiencies and cost savings. If the third-party providers do not supply the level of service expected with

Orange’s outsourcing initiatives, Orange may incur additional costs to correct the errors and may not achieve the level of cost savings originally expected. Disruptions in transaction processing or information technology due to the ineffectiveness of Orange’s third-party providers could result in inefficiencies within other business processes.

Adverse weather conditions could limit the demand for Orange’s products.

Orange’s sales may be significantly influenced by weather conditions in the markets in which Orange will operate. In particular, due to the seasonality of Orange’s business, cold or wet weather during the summer months may have a negative impact on the demand for Orange’s products and contribute to lower sales, which could have an adverse effect on Orange’s financial results.

Global or regional catastrophic events could impact Orange’s business and financial results.

Orange’s business may be affected by large-scale terrorist acts, especially those directed against Orange’s territories or other major industrialized countries, the outbreak or escalation of armed hostilities, major natural disasters, or widespread outbreaks of infectious disease. Such events in the geographic regions in which Orange does business could have a material impact on Orange’s sales volume, cost of sales, earnings, and overall financial condition.

Orange may be affected by the impact of global issues such as water scarcity and climate change, including the legal, regulatory, or market responses to such issues.

Water, which is the primary ingredient in all of Orange’s products, will be vital to its manufacturing processes and is needed to produce the agricultural ingredients that will be essential to its business. While water is generally regarded as abundant in Europe, it is a limited resource in many parts of the world, affected by overexploitation, growing population, increasing demand for food products, increasing pollution, poor management, and the effects of climate change. Water scarcity and deterioration in the quality of available water sources in Orange’s territories, or its supply chain, even if temporary, may result in increased production costs or capacity constraints, which could adversely affect its ability to produce and sell its beverages and increase its costs.

Political and scientific consensus indicates that increased concentrations of carbon dioxide and other greenhouse gases (“GHG”) in the atmosphere are leading to gradual rises in global average temperatures. This is influencing global weather patterns and extreme weather conditions around the world. Climate change may also exacerbate water scarcity and cause a further deterioration of water quality in affected regions. Decreased agricultural productivity in certain regions of the world as a result of changing weather patterns may limit the availability, or increase the cost, of key raw materials that Orange will use to produce its products. Additionally, increased frequency of extreme weather events linked to climate change, such as storms or floods, in Orange’s territories could have adverse impacts on Orange’s facilities and distribution network leading to an increased risk of business disruption.

Concern over climate change, including global warming, has led to legislative and regulatory initiatives directed at limiting GHG emissions. The territories in which Orange will operate have in place a variety of GHG emissions and reduction covenants in which Orange will participate. Proposals that would impose mandatory requirements on GHG emissions, reductions and reporting continue to be considered by policy makers. Furthermore, climate laws that, directly or indirectly, affect Orange’s production, distribution, packaging, cost of raw materials, fuel, ingredients and water could impact Orange’s business and financial results.

As part of CCE’s commitment to corporate responsibility and sustainability, CCE has calculated the carbon footprint of its operations in each country where it does business, developed a GHG emissions inventory management plan and set a public goal to reduce its carbon footprint of core business operations by 50% and the carbon footprint of each individual beverage it produces by one third by the year 2020, as compared to a 2007 baseline. Similarly, Olive has programs in place for the reduction of GHGs and has a goal to reduce its carbon footprint by 25 percent by the year 2020, as compared to a 2010 baseline. After the Completion, Orange will undertake such calculations and goal setting for Orange.

Commitments to reduce its carbon footprint and potential forthcoming regulatory requirements and stakeholder expectations will necessitate Orange’s investment in technologies that improve the energy efficiency of its facilities and reduce the carbon emissions of its vehicle fleet. In general, the cost of these types of investments is greater than investments in less energy efficient technologies, and the period of return is often longer. Although Orange believes these investments will provide long-term benefits, there is a risk that Orange may not achieve its desired returns. Additionally, there is reputational risk should Orange not achieve its stated goals.

Orange’s business will be focused geographically in western Europe, which may limit U.S. investor interest in Orange Shares.

Because Orange will be geographically focused in western Europe, its stock may not be followed as closely by U.S. investors and analysts. If there is only a limited following by market analysts or the investment community in the United States, the amount of market activity in Orange Shares may be reduced, making it more difficult to sell Orange Shares. If holders of Orange Shares decide to sell all or some of their shares, or the market perceives that these sales could occur, the trading value of Orange Shares may decline.

A U.K. exit from the EU could impact Orange’s profits.

Orange faces potential risks associated with the referendum on the United Kingdom’s continued membership in the EU (which will be held on June 23, 2016) and potential uncertainty preceding and following the referendum. If the outcome of the referendum is a vote in favor of the U.K. leaving the EU, this could materially and adversely affect the operational, regulatory, currency, insurance and tax regime to which Orange will be subject. It could also result in prolonged uncertainty regarding aspects of the U.K. economy and damage customers’ and investors’ confidence. The effect of these risks, were they to materialize, could be to increase operating costs for Orange and restrict the movement of capital and the mobility of personnel, and they may also materially affect Orange’s tax position or business, results of operations and financial condition.

Default by or failure of one or more of Orange’s counterparty financial institutions could cause Orange to incur significant losses.

Orange will be exposed to the risk of default by, or failure of, counterparty financial institutions with which it will do business. This risk may be heightened during economic downturns and periods of uncertainty in the financial markets. If one of Orange’s counterparties were to become insolvent or file for bankruptcy, its ability to recover amounts owed from or held in accounts with such counterparty may be limited. In the event of default by or failure of one or more of its counterparties, Orange could incur significant losses, which could negatively impact its results of operations and financial condition.

Legal judgments obtained, or claims made, against Orange’s vendors or suppliers could impact their ability to provide Orange with agreed upon products and services, which could negatively impact Orange’s business and financial results.

Many of Orange’s outside vendors will supply services, information, processes, software, or other deliverables that rely on certain intellectual property rights or other proprietary information. To the extent these vendors face legal claims brought by other third parties challenging those rights or information, Orange’s vendors could be required to pay significant settlements or even discontinue use of the deliverables furnished to Orange. These outcomes could require Orange to change vendors or develop replacement solutions, which could result in significant inefficiencies within Orange’s business, or higher costs, and ultimately could negatively impact Orange’s financial results.

Legal disputes, proceedings and investigations in Spain relating to Olive and its management could adversely impact Olive’s and Orange’s financial results and/or reputation.

In connection with an internal restructuring, in January 2014, Olive announced the closure of four factories in Spain resulting in a collective dismissal of 840 workers. In June 2014, in response to claims brought by unions representing the laid-off workers, the Spanish National Court declared the collective dismissal null because Olive had not adequately informed workers of its layoff plans and had illegally circumvented their right to strike. Olive lost its appeal before the Spanish Supreme Court and was ordered to rehire any worker who had not accepted the layoff package it offered, notwithstanding a formal dissenting opinion from several members of the Court. In compliance with the court ruling, Olive has reopened its facility in Fuenlabrada (Madrid) as a logistics center and has offered employment to those workers who had been laid off. On October 9, 2015, Olive received the court ruling arising from a further claim in which the labor unions requested that 272 workers be reinstated to their former positions and job functions. The court ruled that Fuenlabrada employees were correctly reinstated in the logistics center even if their functions are not identical, and the court rejected the unions’ request to reopen the Fuenlabrada center as a production plant. In addition, the court held that employees who were offered a job doing the same tasks but in different locations to their original workplaces could not be effectively reinstated, and should be paid severance and accrued salaries. This ruling has been appealed by the unions before the Spanish Supreme Court, and the outcome of such ruling is pending.

In addition, under applicable Spanish law, representatives of employees involved in labor disputes, among others, may raise criminal claims against individuals who were allegedly involved in the matters. In Spain, it is not unusual for criminal claims to be raised in parallel with civil claims. Penalties in the event of an adverse finding in the criminal proceedings may include imprisonment and/or monetary penalties. In connection with the Fuenlabrada labor dispute described above, the Fuenlabrada works council of one of the labor unions, accounting for a minority of Olive’s employees who were members of that union, filed a claim in Madrid against the Executive Director of Olive, Sol Daurella Comadrán, and the General Manager of Olive, Victor Rufart, who will, respectively, be the initial Chairman and Chief Integration Officer of Orange, alleging a criminal violation of workers’ rights under Spanish law as a result of serving customers in Madrid with products produced in facilities outside of Madrid. Other works councils of the same union at other Olive facilities publicly criticized the claim, and requested its withdrawal. While in December 2014 the public prosecutor issued a report stating that the allegations were insufficient to constitute an offense, proceedings are ongoing. Several claims have also been lodged before a court in Zaragoza against Ms. Daurella, in her capacity as a director of Cacaolat, S.A., by employees of Cacaolat in connection with the acquisition of Cacaolat by a shareholder of Olive, alleging certain violations of law affecting the employees’ rights in connection with the insolvency process at Cacaolat. A court ruling has been issued declaring the definitive dismissal of charge (sobreseimiento libre) of the proceeding on the basis that the allegations set out could not constitute a criminal offense. This ruling (which, if confirmed, would put an end to the proceeding) has been appealed by the claimants, and the outcome of such appeal is pending.

While none of the current proceedings are expected to result in an adverse decision against Olive or any member of Olive’s or Orange’s management, there can be no assurance that the result will nevertheless not be adverse to Olive or such persons, or that additional claims may not be raised against Olive, Orange or Orange’s management. Further proceedings or claims involving or affecting Olive, Orange or Orange’s management could result in additional costs or otherwise adversely affect Olive’s and Orange’s financial results and/or adversely impact the reputation of Orange or its management.

Risks Relating to CCE

CCE’s business is and will be subject to the risk factors described in Part I, Item 1A of CCE’s Annual Report on Form 10-K for the year ended December 31, 2015, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed by CCE with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” in this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated into it by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties. All statements, trend analyses and other information contained herein about the markets for the services and products of CCE, Olive, Black and Orange and trends in revenue, expectations or projections with respect to the Combination, as well as other statements identified by the use of forward-looking terminology, including “anticipate,” “believe,” “plan,” “estimate,” “expect,” “goal,” “intend,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” or the negative of these terms or other similar expressions, constitute forward-looking statements. These forward-looking statements are based on estimates and reasonable assumptions as of the time the statements are made. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements or historical experience, present expectations or projections. Forward-looking statements should therefore be considered in light of various important factors, including those set forth in this proxy statement/prospectus. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws, regulations or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to Orange or the Combination could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the conditions to the Completion, the potential failure to retain key employees of CCE, Olive or Black as a result of the proposed transaction, during integration of the businesses or due to disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in this proxy statement/prospectus, as well as CCE’s filings from time to time with the SEC, including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are incorporated by reference herein.

Any or all of the forward-looking statements contained or incorporated by reference in this proxy statement/prospectus may prove to be incorrect. Except as required under applicable law, no party is under any obligations, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.

Nothing in this proxy statement/prospectus is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per CCE share for the current or any future financial years or those of Orange will necessarily match or exceed the historical published earnings per CCE share.

SPECIAL MEETING OF CCE SHAREHOLDERS

Overview

This proxy statement/prospectus is being provided to CCE Shareholders as part of a solicitation of proxies by the CCE Board for use at the special meeting of CCE Shareholders and at any adjournments or postponements of such special meeting. This proxy statement/prospectus is being furnished to CCE Shareholders on or about [                    ], 2016. In addition, this proxy statement/prospectus constitutes a prospectus for Orange in connection with the issuance by Orange Shares in connection with the Merger. This proxy statement/prospectus provides CCE Shareholders with information they need to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time, & Place of the Special Meeting of CCE Shareholders

The special meeting of CCE Shareholders will be held at [    ] a.m. Eastern [Standard/Daylight] Time on [                    ], 2016 at [                    ].

Proposal 1—Adoption of the Merger Agreement

As discussed throughout this document, CCE is asking its shareholders to adopt the Merger Agreement, including the exhibits attached thereto and the transactions contemplated thereby, pursuant to which CCE will merge with and into MergeCo, with MergeCo continuing as the surviving company and an indirect, wholly owned subsidiary of Orange, a new holding company organized under the laws of England and Wales. Each share of CCE Common Stock, other than certain excluded shares, treasury shares and shares of dissenting shareholders, will be converted into the right to receive the Merger Consideration. Each option, performance unit and restricted stock unit of CCE will be converted into a similar right in respect of Orange based on a formula set forth in the Merger Agreement. Orange intends to finance the Cash Consideration using a combination of cash on hand and the net proceeds of the Debt Financing. The Debt Financing is expected to be obtained in the public and bank market. The expected total amount of funds to be used in the transaction is approximately $3.6 billion. Orange expects to have the Debt Financing in place during the second quarter of 2016.

The Completion is subject to the conditions set forth in the Master Agreement, which include (i) obtaining the approval of the Merger Agreement and the provisions in the Orange Articles, if any, required to be approved by CCE Shareholders under applicable law (i.e., the proposal to approve the provisions in the Orange Articles providing for the initial terms for certain Orange Board members) by a majority of the CCE Shareholders, (ii) the availability to Orange of cash in an amount sufficient to pay the Cash Consideration, (iii) the NYSE approving the listing of the Orange Shares, (iv) the Orange Shares being admitted to listing and trading on the ASE and to trading on Euronext London, (v) the approval by the U.K. Listing Authority of an Orange prospectus complying with the European prospectus directive, (vi) the filing and effectiveness of an Orange registration statement on Form F-4, (vii) the absence of legal prohibitions and the receipt of requisite regulatory approvals, (viii) the receipt by CCE, Red and Olive of certain tax opinions, (ix) the absence of pending actions by any governmental entity that would prevent the Completion and (x) Red having executed new bottling agreements with Orange and its subsidiaries having an initial 10-year term with a 10-year renewal term and, except as otherwise agreed, containing other terms materially similar to those currently in effect with CCE, Olive and Black. The Merger is also conditioned on the consummation of the Black Contribution and the Olive Contribution.

See “The Merger,” “The Merger Agreement,” “The Master Agreement” and “Other Related Agreements” in this proxy statement/prospectus.

THE CCE BOARD UNANIMOUSLY RECOMMENDS THAT CCE SHAREHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

Proposal 2 —Approval of the Initial Terms for Certain Orange Board Members

As discussed throughout this proxy statement/prospectus, it is a condition to the Completion that CCE Shareholders approve the provisions in the Orange Articles, if any, required to be approved by CCE Shareholders under applicable law. In this proposal, CCE is asking shareholders to approve certain provisions in the Orange Articles allowing for the initial terms for certain Orange Board members to be longer than one year. These initial terms were agreed to as part of establishing a balanced and effective initial governance structure for Orange. The initial terms for the Initial INEDs and the initial Chief Executive Officer enable former board members of CCE and its Chief Executive Officer to continue to have significant influence over the strategic direction and operation of Orange during the transition and integration period following the Completion. The extended term for the initial Chairman, who is an appointee of Olive HoldCo, was agreed to by CCE and Red in recognition of Olive HoldCo’s significant ownership percentage in Orange after the Completion and because of the initial Chairman’s significant experience and knowledge in the beverage industry gained in her capacity as Executive Chairwoman of Olive.

Under the Orange Articles, the Orange Board will consist of up to 17 members, including a majority of INEDs. At every annual general meeting, all of the directors (other than the Initial INEDs as described below, the initial Chief Executive Officer (during his initial 12 month term as Chief Executive Officer and any three-month extension thereto) and the initial Chairman (in respect of the period of up to nine years after the Completion so long as she holds such office)) will stand for election by the Orange shareholders.

With respect to the Initial INEDs, (i) three Initial INEDs will hold office until the annual general meeting of Orange to be held in 2019, (ii) an additional three Initial INEDs will hold office until the annual general meeting of Orange to be held in 2020 and (iii) the remaining three Initial INEDs will hold office until the annual general meeting of Orange to be held in 2021. The Orange Board will determine the three Initial INEDs whose initial terms will end in each of 2019, 2020 and 2021. The INEDs who are elected from and after the end of each of these initial terms (or who fill any vacancy created by an earlier departure of an Initial INED), will be elected annually.

Upon the Completion, Mr. Brock will be the initial Chief Executive Officer and a director of Orange. The initial Chief Executive Officer will hold office as a director of Orange so long as he is Chief Executive Officer. He will hold office as Chief Executive Officer for an initial term commencing at the Completion and ending on the first anniversary thereof. At the end of his initial term, the Orange Board may approve a three-month extension of his initial term. Any other extension of the term of the initial Chief Executive Officer (and consequently of his term as a director of Orange) will be subject to the approval of the Orange Board, including (i) at least one Olive HoldCo Nominated Director if Olive HoldCo’s Equity Proportion is at least 15% and (ii) at least one Red Nominated Director if Red’s Equity Proportion is at least 10%.

Ms. Daurella will be the initial Chairman of Orange. The initial Chairman will hold office as Chairman and director of Orange by appointment of Olive HoldCo and her term could extend until the annual general meeting of Orange to be held in 2025. As initial Chairman, she will hold office for an initial term, commencing at the Completion and ending on the date of the annual general meeting of Orange to be held in 2019. Thereafter, she will continue to serve as the initial Chairman for up to two further three-year terms (unless the Orange Board (other than Olive HoldCo Nominated Directors) unanimously resolves otherwise), so long as, at the end of the prior three-year term, Olive HoldCo’s Equity Proportion is at least 25% or she is otherwise appointed by the Orange Board.

Proposal 1 and Proposal 2 must both be approved by the CCE Shareholders for the conditions to the Merger to be satisfied. If the holders of a majority of all of the outstanding shares of CCE Common Stock entitled to vote at the special meeting do not affirmatively vote in favor of each of Proposal 1 and Proposal 2, the closing of the Merger will not occur. In other words, a vote “AGAINST” Proposal 2 will have the same effect as a vote “AGAINST” Proposal 1.

For additional information, see “Board of Directors of Orange” and “Comparison of the Rights of Holders of CCE Common Stock and Orange Shares” in this proxy statement/prospectus, as well as the Orange Articles, which are attached as Annex D to this proxy statement/prospectus.

THE CCE BOARD UNANIMOUSLY RECOMMENDS THAT CCE SHAREHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE INITIAL TERMS FOR CERTAIN ORANGE BOARD MEMBERS.

Proposal 3—Authority to Adjourn the Special Meeting

If at the special meeting the CCE Board determines it is necessary or appropriate to adjourn the special meeting, CCE intends to move to adjourn the special meeting. For example, the CCE Board may make such a determination if the number of shares of CCE Common Stock represented and voting in favor of the proposal to adopt the Merger Agreement at the special meeting or to approve the provisions in the Orange Articles providing for the three-, four- and five-year terms of the Initial INEDs and for the terms of the initial Chief Executive Officer and the initial Chairman to extend for as long as they hold such office is insufficient to adopt or approve such proposals, as applicable, under Delaware law, in order to enable the CCE Board to solicit additional votes in respect of such proposal. If the CCE Board determines that it is necessary or appropriate, it will ask CCE Shareholders to vote only upon the proposal to adjourn the special meeting and not the proposal to adopt the Merger Agreement or to approve the provisions in the Orange Articles providing for the three-, four- and five-year terms of the Initial INEDs and providing for the terms of the initial Chief Executive Officer and the initial Chairman to extend for as long as they hold such office.

In this proposal, CCE Shareholders are asked to authorize the holder of any proxy solicited by the CCE Board to vote in favor of the proposal to adjourn the special meeting to another time and place. If the CCE Shareholders approve the proposal to adjourn the special meeting, CCE could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional votes, including the solicitation of votes from CCE Shareholders that have previously voted. Among other things, approval of the proposal to adjourn the special meeting could mean that, even if proxies representing a sufficient number of votes against the proposal to adopt the Merger Agreement or the proposal to approve the initial terms for certain Orange Board members were received to defeat such proposals, the special meeting could be adjourned without a vote on the proposal to adopt the Merger Agreement or the proposal to approve the initial terms for certain Orange Board members, and CCE could seek to convince CCE Shareholders to change their votes to votes in favor of the proposal to adopt the Merger Agreement and the proposal to approve the initial terms for certain Orange Board members.

Although it is not currently expected, the special meeting may be adjourned by the chairman of the special meeting for the purpose of soliciting additional proxies. See “Adjournments and Postponements” in this proxy statement/prospectus for more information on the authority of the chairman of the special meeting to adjourn the special meeting.

THE CCE BOARD UNANIMOUSLY RECOMMENDS THAT CCE SHAREHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE CCE BOARD’S AUTHORITY TO ADJOURN THE SPECIAL MEETING.

Proposal 4—Advisory (Non-Binding) Vote on Certain Compensation Arrangements

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that CCE Shareholders have the opportunity to cast a non-binding, advisory vote on the compensation that would be paid or becomes payable to CCE’s named executive officers that is based on or otherwise relates to the Combination Transactions, as disclosed in this proxy statement/prospectus, including the disclosures set forth under “Interests of Certain Persons in the Merger” in this proxy statement/prospectus. This vote is commonly referred to as a “say on pay” vote. This non-binding, advisory vote relates only to already existing contractual obligations of CCE that may result in a payment to CCE’s named executive officers in connection with, or following, the Completion and does not relate to any new compensation or other arrangements between CCE’s named executive officers and Orange or, following the Completion, Orange and its affiliates. Further, it does not relate to any compensation arrangement with CCE’s directors or executive officers who are not named executive officers.

As an advisory vote, this proposal is not binding upon CCE or the CCE Board, and approval of this proposal is not a condition to closing the Merger. The vote on executive compensation payable in connection with the Combination Transactions is a vote separate and apart from the vote to adopt the Merger Agreement. Accordingly, you may vote to adopt the Merger Agreement, but vote not to approve the advisory proposal concerning the merger-related compensation for CCE’s named executive officers. To the extent that CCE is contractually obligated to pay certain merger-related compensation, such compensation will be payable, subject only to the contractual conditions applicable thereto, if the proposed Merger is closed and regardless of the outcome of the advisory vote.

For additional information, see “Interests of Certain Persons in the Merger–Named Executive Officers’ Golden Parachute Compensation” in this proxy statement/prospectus.

The CCE Board encourages you to review carefully the named executive officer merger-related compensation information disclosed in this proxy statement/prospectus.

THE CCE BOARD UNANIMOUSLY RECOMMENDS THAT CCE SHAREHOLDERS APPROVE THE FOLLOWING RESOLUTION:

“RESOLVED, that the CCE Shareholders approve, on a non-binding advisory basis, the compensation that will or may become payable to the named executive officers that is based on or otherwise relates to the Merger as disclosed pursuant to Item 402(t) of Regulation S-K in the Golden Parachute Compensation table and the related narrative disclosures.”

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of record of CCE Common Stock at the close of business on [                    ], 2016, the record date, are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. On the record date, [                ] shares of CCE Common Stock were issued and outstanding and entitled to vote at the special meeting.

Each CCE Shareholder is entitled to one vote for each share of CCE Common Stock owned by such shareholder as of the close of business on the record date. You may vote all shares owned by you as of the record date, including (i) shares held directly in your name as the shareholder of record and (ii) shares held for you as the beneficial owner in “street name” through a broker, trustee or other nominee.

Quorum

A quorum of shareholders is necessary to hold a valid special meeting. The presence, in person or by proxy, of holders of a majority of the votes entitled to be cast constitutes a quorum. If a share is represented for any purpose at the special meeting, it is deemed to be present for the transaction of all business. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies.

Vote Required

The adoption of Proposal 1 and Proposal 2 requires the affirmative vote of the holders of a majority of all of the outstanding shares of CCE Common Stock entitled to vote at the special meeting. Because the required vote of CCE Shareholders, voting together as a single class, is based upon the number of outstanding shares of CCE Common Stock, rather than upon the shares actually voted, failure to submit a proxy or vote affirmatively for, or a vote to abstain, will have the same effect as a vote “AGAINST” the proposal to adopt Proposal 1 and Proposal 2.

In addition, if your shares are held in “street name” by your bank, broker or other nominee, the nominee may only vote your CCE Common Stock in accordance with your instructions. However, if your nominee has not timely received your instructions, such nominee may vote on routine matters for which it has discretionary voting authority. A “broker non-vote” occurs when a bank, broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because (1) the nominee has not received voting instructions on the proposal from the beneficial owner and (2) the subject matter of the proposal is one upon which such nominee is not permitted under NYSE rules to vote uninstructed shares in its discretion. Under current rules of the NYSE, nominees do not have discretionary authority to vote on any of the proposals being voted on at the special meeting. If a properly executed proxy is submitted by a nominee holding shares in “street name” that indicates that the broker does not have discretionary authority as to certain shares to vote on any matter, such shares will be considered present at the special meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of the matter. Thus, a broker non-vote is a vote “AGAINST” Proposal 1 and Proposal 2.

Proposal 1 and Proposal 2 must both be approved by the CCE Shareholders for the conditions to the Merger to be satisfied. If the holders of a majority of all of the outstanding shares of CCE Common Stock entitled to vote at the special meeting do not affirmatively vote in favor of each of Proposal 1 and Proposal 2, the closing of the Merger will not occur. In other words, a vote “AGAINST” Proposal 2 will have the same effect as a vote “AGAINST” Proposal 1.

Assuming a quorum is present, Proposal 3 will be approved if the votes cast in favor of each proposal exceed the votes cast in opposition to the proposal. Therefore, a failure to vote, abstentions and broker non-votes will have no effect on the proposal to adjourn the special meeting. The adoption of Proposal 4 requires the affirmative vote of the holders of a majority of all of the outstanding shares of CCE Common Stock present in person or represented by proxy and entitled to vote at the special meeting. Accordingly, abstentions will have the same effect as a vote “AGAINST” the compensation proposal, while broker non-votes and shares not in attendance will have no effect on such proposal.

Proposal 4 is an advisory vote; it is not binding upon CCE or the CCE Board, and approval of Proposal 3 and Proposal 4 are not conditions to the closing of the Merger.

Stock Ownership and Voting by CCE Officers and Directors

At the close of business on the record date, CCE’s directors and executive officers beneficially owned [    ] shares or [     ]% of outstanding CCE Common Stock.

Voting of Proxies

After carefully reading and considering the information contained in this proxy statement/prospectus, including the Annexes attached hereto or incorporated by reference into this proxy statement/prospectus, please fill out and sign the proxy card, and then mail your completed and signed proxy card in the enclosed prepaid envelope as soon as possible so that your shares of CCE Common Stock may be voted at the special meeting, or follow the instructions on the proxy card and vote your shares of CCE Common Stock by telephone or over the Internet. Your proxy card or your telephone or Internet directions will instruct the persons identified as your proxy to vote your shares at the CCE special meeting as directed by you. If you are a CCE Shareholder of record, you may call [            ] and use any touch-tone telephone to transmit your vote up until 11:59 p.m., Eastern [Standard/Daylight] Time, on [                    ], 2016. Have your proxy card in hand when you call and then follow the instructions.

If you are a CCE Shareholder of record, you may use the Internet to transmit your vote up until 11:59 p.m., Eastern [Standard/Daylight] Time, on [                    ], 2016. Visit www.proxyvote.com and have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

Please note that although there is no charge to you for voting by telephone or electronically through the Internet, there may be costs associated with electronic access, such as usage charges for Internet service providers and telephone companies. CCE will not pay for these costs; they are solely your responsibility.

All shares represented by each properly executed proxy received by the secretary of CCE before the special meeting will be voted in accordance with the instructions given on the proxy. If a CCE Shareholder executes a proxy card without giving instructions, the shares of CCE Common Stock represented by that proxy card will be voted “FOR” the approval of the proposal to adopt the Merger Agreement and “FOR” the approval of the proposal to approve the provisions in the Orange Articles providing for the three-, four- and five-year terms for the Initial INEDs and providing for the terms for the initial Chief Executive Officer and the initial Chairman to extend for as long as they hold such office and the other proposals set forth herein. The CCE Board is not aware of any other matters to be voted on at the special meeting. If, however, such a matter is properly presented for action at the special meeting, the persons named in the proxy card will vote the shares represented by all properly executed proxies on those matters in their discretion.

Voting Shares Held in “Street Name”

If you hold your shares of CCE Common Stock in “street name” through a broker, bank or other nominee, you must provide instructions to the broker, bank or nominee as to how your shares should be voted. Brokers do not have the discretion to vote on the proposals and will only vote at the direction of the underlying beneficial owners of the shares of CCE Common Stock. Accordingly, if you do not instruct your broker to vote your shares of CCE Common Stock, your broker will not have the discretion to vote your shares of CCE Common Stock. Your broker, bank or other nominee will usually provide you with the appropriate instruction forms at the time you receive this proxy statement/prospectus. If you own your shares of CCE Common Stock in this manner, you cannot vote in person at the special meeting unless you receive a legal proxy to do so from the broker, bank or other nominee, and you bring that legal proxy to the special meeting.

Revoking Your Proxy

If you are a CCE Shareholder of record as of the record date, you may revoke your proxy or change your vote at any time before it is exercised at the special meeting by one of the following means:

•	submitting a later vote by Internet or telephone;

•	submitting, prior to the date of the special meeting, a duly executed proxy with a later date;

•	sending the secretary of CCE a written notice revoking the proxy prior to the date of the special meeting at the address provided under “Where You Can Find More Information” in this proxy statement/prospectus; or

•	attending the special meeting and voting in person at the special meeting (your attendance at the special meeting will not, by itself, revoke your proxy; you must vote in person at the special meeting).

If you have instructed a broker, bank or other nominee to vote your shares, follow the directions received from your broker, bank or other nominee.

Appraisal Rights

Holders of CCE Common Stock are entitled to exercise appraisal rights in connection with the Merger under Section 262 of the DGCL (which is attached as Annex F to this proxy statement/prospectus).

The provisions of Delaware law governing appraisal rights are complex, and you should study them carefully. A shareholder may take actions that prevent that shareholder from successfully asserting these rights, and multiple steps must be taken to properly exercise and perfect such rights.

If you do not vote in favor of the proposal to adopt the Merger Agreement, either by voting against such proposal or by failing to vote, and instead perfect your appraisal rights under Delaware law, you will have the right to a judicial appraisal of the “fair value” of your shares of CCE Common Stock in connection with the Merger in lieu of receiving the Merger Consideration. This value could be more than, less than or the same as the Merger Consideration to be paid to non-dissenting shareholders in connection with the Merger.

In order to preserve your appraisal rights, you must take all the steps provided under Delaware law within the requisite time periods. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights.

ANY CCE SHAREHOLDER WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW ANNEX F CAREFULLY AND SHOULD CONSULT HIS, HER OR ITS LEGAL ADVISOR, SINCE FAILURE TO TIMELY COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF SUCH RIGHTS.

Solicitation of Proxies and Expenses

This solicitation is being made on behalf of the CCE Board, but may also be made without additional compensation by CCE’s officers or employees by telephone, facsimile, e-mail or personal interview. In addition, CCE has engaged MacKenzie as its proxy solicitor to help CCE solicit proxies by mail, telephone and personal interview for fees estimated at approximately $20,000 plus reimbursement of certain disbursements and expenses. CCE will bear the expense of the preparation, printing and mailing of the notice of the special meeting and these proxy materials. CCE will request brokers, banks and other nominees who hold shares of CCE Common Stock in their names to furnish proxy materials to beneficial owners of the shares of CCE Common Stock. CCE will reimburse such brokers, banks and other nominees for their reasonable expenses incurred in forwarding solicitation materials to such beneficial owners.

CCE Board and FRC Recommendation

After careful consideration, the CCE Board and the FRC have, in each case, determined that the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, CCE Shareholders and the CCE Board has resolved to recommend the adoption of the Merger Agreement to CCE Shareholders and the approval of the related proposals set forth herein. The CCE Board and the FRC recommend that CCE Shareholders vote “FOR” the approval of the proposal to adopt the Merger Agreement and “FOR” the proposal to approve the provisions in the Orange Articles providing for the three- four- and five-year terms for the Initial INEDs and providing for the terms for the initial Chief Executive Officer and the initial Chairman to extend for as long as they hold such office.

Shareholder List

A list of CCE Shareholders entitled to vote at the special meeting will be available for examination by any CCE Shareholder at the special meeting. For ten days prior to the special meeting, this shareholder list will be available for inspection during ordinary business hours at CCE’s principal executive offices located at 2500 Windy Ridge Parkway, Atlanta, GA 30339.

Other Business

CCE does not know of any other business that will be presented at the special meeting. If any other proposal properly comes up for a vote at the special meeting in which your proxy has provided discretionary authority, the proxy holders will vote your shares in accordance with their best judgment, which will include, in a case where the CCE Board has made a recommendation, voting in accordance with that recommendation.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned by the chairman of the special meeting for the purpose of soliciting additional proxies. Any adjournment may be made without notice, other than by an announcement made at the special meeting of the time, date and place of the adjourned meeting, provided that if the adjournment is for more than 30 days, or, if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting in accordance with the CCE By-Laws will be given to each CCE Shareholder of record entitled to notice of, and to vote, at the special meeting. Whether or not a quorum exists, holders of a majority of the common stock present in person or represented by proxy at the special meeting and entitled to vote may adjourn the special meeting at any time. In the case of such a vote, any properly executed proxies received by CCE in which no voting instructions are provided on the matter will be voted “FOR” an adjournment of the special meeting. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow CCE Shareholders who have already sent in their proxies to revoke them at any time prior to their use at the reconvened special meeting.

Your vote is important. Accordingly, you are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to vote by telephone, through the Internet or by mail by completing, dating, signing and promptly returning the enclosed proxy card in the enclosed postage-prepaid envelope.

Assistance

If you have more questions about the Merger, need assistance in submitting your proxy or voting your shares, or need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact MacKenzie, by telephone toll-free at (212) 929-5500 (banks and brokerage firms call toll-free at (800) 322-2885). You may also contact Investor Relations in writing at P.O. Box 673548, Marietta, Georgia 30067, Attn.: Investor Relations, or by telephone at (678) 260-3246.

THE MERGER

Background of the Merger

As part of each of CCE’s and Olive’s significant business relationships with TCCC, members of their respective senior management teams meet regularly with TCCC to discuss business performance and strategy, including the efficiency and effectiveness with which the companies’ products are produced, distributed and marketed as well as potential strategic options to improve the business. During the course of regular business meetings in the summer of 2014, TCCC, Olive and CCE discussed possible strategic alternatives, as described in more detail below, including a three-party combination transaction among CCE, Olive and Black.

Each of CCE, Olive and Black conducts virtually all of its business under bottler’s agreements with TCCC. These agreements generally give each of CCE, Olive and Black the exclusive right to market, produce, and distribute TCCC beverage products in authorized containers in specified territories. These agreements also provide TCCC with the ability, at its sole discretion, to establish its sales prices, terms of payment, and other terms and conditions for each of CCE, Olive and Black’s purchases of concentrates and syrups from TCCC. Other significant transactions and agreements with TCCC include arrangements for cooperative marketing; advertising expenditures; purchases of sweeteners, juices, mineral waters and finished products; strategic marketing initiatives; cold drink equipment placement; and, from time to time, acquisitions of bottling territories.

CCE formed the FRC in 2010, in large part to address transactions between TCCC and CCE. The FRC is comprised of directors that the CCE Board has determined are independent in accordance with the rules of the NYSE and who are not employees of, or consultants to, TCCC. Pursuant to its charter, the FRC’s responsibilities include reviewing, considering and negotiating any proposed merger or consolidation between CCE and TCCC, any purchase of an equity interest in TCCC, any purchase by TCCC of an equity interest in CCE and, any purchase by CCE from TCCC of goods and services other than in the ordinary course of business. The FRC also reviews and approves any transaction involving the acquisition or disposition by CCE of franchise rights or territories, any other transaction between CCE and TCCC that is not in the ordinary course of business and that has an aggregate value exceeding $10 million, as well as any other transactions between CCE and TCCC that may be referred to the committee by the CCE Board. In accordance with its charter, the FRC led the CCE Board’s review of the Combination Transactions and gave guidance and direction to CCE management throughout the process.

The CCE Board and the FRC, together with senior management, regularly review potential business development and strategic alternatives, including all aspects of CCE’s working relationships with TCCC. In addition, throughout prior years, CCE and TCCC have had numerous discussions about potential business opportunities and strategic alternatives, including structural changes, for their businesses. The FRC routinely involved its independent legal counsel, McKenna, Long & Aldridge. In 2014, the FRC engaged Baker Hostetler LLP and C.C. Long Law (referred to herein collectively as “FRC Counsel”) in such review.

In late July 2014, in the course of regular discussions between members of CCE and TCCC senior management concerning their ongoing business activities, John F. Brock, CCE’s Chairman and Chief Executive Officer, and Ahmet C. Bozer, Executive Vice President of The Coca-Cola Company discussed the idea of a possible transaction involving CCE that would transform CCE’s business. The idea generated was a result of several factors, including macroeconomic developments in Europe, change in customer and consumer preferences and the necessity of efficient and effective operations across European markets, and other industry-related matters. During that meeting, the possibility of beginning conversations in October 2014 about a potential three-party combination of CCE, Olive and Black was mentioned. In August 2014, Mr. Brock and Muhtar Kent, The Coca-Cola Company’s Chairman and Chief Executive Officer, further discussed the possibility of the three-party combination. The parties discussed several factors that argued in favor of the combination, including strategic efficiencies and opportunities for growth, potential value creation (including cost and tax efficiencies), synergies and increased scale providing for operational effectiveness. As a result of those discussions, Mr. Brock and Mr. Kent agreed to determine whether the board of directors of The Coca-Cola Company and the CCE Board would support an effort on the part of the companies to evaluate the potential feasibility and benefits of effecting such a proposed combination. In addition, Mr. Kent indicated that he already had reviewed the idea of the three-party combination concept with Olive, and they agreed to target further discussion in October 2014. On September 13, 2014, CCE management contacted Lazard and requested Lazard to act as financial advisor to CCE in connection with the proposed combination and provide a high level analysis of the proposed combination.

From July 7, 2014 to October 5, 2014, Mr. Brock and Curtis R. Welling, CCE Board member and chairman of the FRC, discussed various matters related to the proposed combination and the ongoing discussions among the parties, including industry-related matters and potential strategic efficiencies, growth opportunities and value creation of the proposed combination.

On October 1, 2014, Mr. Brock, Manik Jhangiani, CCE’s Chief Financial Officer, and James Quincey, then President of The Coca-Cola Company’s Europe Group (currently The Coca-Cola Company’s President and Chief Operating Officer), met in London to consider and discuss the proposed combination and the benefits of combining the bottling operations of Olive, Black and CCE including the potential to increase prospects for organic growth and build sustainable scales, as well as organizational efficiencies. The parties discussed general strategic issues, including the scale of business investment opportunities and consistent execution on aligned objectives. At the conclusion of the meeting, the parties agreed that CCE management would need to be provided with a detailed proposal to properly evaluate, on a preliminary basis, whether the proposed combination’s merits justified a more thorough conversation and whether to present the potential transaction to the CCE Board for direction.

On October 6, 2014, John R. Parker, Jr., CCE’s Senior Vice President, General Counsel and Strategic Initiatives and Jonathan Paton-Smith, CCE’s Vice President, Corporate Strategy and Development, spoke by telephone with representatives of Lazard. Lazard provided a preliminary analysis of the proposed combination and discussed the potential benefits of the proposed combination, including the creation of shareholder value and the potential benefits discussed by Messrs. Brock, Jhangiani and Quincey on October 1, 2014. Lazard also outlined potential concerns with respect to the proposed combination, including structural challenges related to control and governance of a combined entity. Lazard discussed the importance of strong governance and contractual provisions to ensure that board control remained with the CCE Shareholders, who would become shareholders in a combined company, or alternatively the payment of a control premium to compensate the CCE Shareholders if they would forego such control, as well as other provisions that would protect the interests of CCE Shareholders.

On October 7, 2014, representatives of CCE, Olive and Red met in London. Present at the meeting representing CCE were Messrs. Brock, Jhangiani and Parker, as well as representatives of Lazard; present representing Red were Mr. Quincey and James Murphy, Assistant Director of Mergers & Acquisitions at The Coca-Cola Company, as well as representatives of Deutsche Bank Securities Inc., financial advisor to TCCC (referred to herein as “Deutsche Bank”); present representing Olive were Sol Daurella, Executive Chairwoman of Olive, Albert Pérez, Chief Financial Officer of Olive, as well as representatives of NM Rothschild & Sons Limited, financial advisor to Olive (referred to herein as “Rothschild”). The meeting was convened to discuss the proposed combination, including potential structures of such a combination and the business and operations of CCE, Olive and Black. Following a presentation of the possible benefits of the proposed combination, including value creation, operational efficiencies, long-term growth opportunities and the implementation of increasingly efficient business models, representatives of Red presented their preliminary views on the potential for cost savings, financial efficiencies, value creation for shareholders of CCE, Olive and Black through revenue growth, as well as an outline of the operations, ongoing business plans, integration activities and governance structures of Black (after which followed a similar outline in respect of Olive). Following this discussion, an initial proposal (the “October 7 Proposal”) was presented to the meeting by representatives of Deutsche Bank.

The structure of the proposed combination included: a combination of CCE, Olive and Black resulting in a combined company (referred to as “Orange”) through Red’s contribution of Black to Orange, Olive’s shareholders’ contribution of Olive to Orange and the merger of CCE with and into Orange or a subsidiary of Orange. With respect to the Orange board, the proposal provided that Orange board participation would reflect the parties’ relative economic interests, with Olive to have five representatives, Red to have a number of representatives based on its pro rata ownership of Orange and the remaining directors to be independent directors, which could be nominees from the existing CCE Board. With respect to the management of Orange, it was proposed that key officers for Orange be drawn from each of the contributed businesses on the basis of merit, and that further discussion amongst the parties was needed to agree on the positions to be held by such key officers. It was proposed that Orange be a publicly traded company, domiciled in a European Union jurisdiction (with the United Kingdom as an initial proposal), with a listing of its shares on a stock exchange. The parties discussed generally the related financial implications and other considerations and acknowledged that significant legal and tax analyses would be necessary to further determine the most beneficial structure.

Prior to the start of the meeting on October 7, 2014, CCE, Olive and Red entered into a mutual confidentiality agreement to facilitate the exchange of confidential information. Following the execution of the confidentiality agreement, CCE, Olive and Red began to share limited business due diligence information.

On October 9, 2014, Messrs. Brock and Parker briefed Mr. Welling and L. Phillip Humann, a member of the FRC and CCE’s Lead Independent Director, regarding the October 7 meeting and the proposed combination.

On October 13, 2014, CCE management reviewed with the FRC the concept of the proposed combination, including an overview of the discussions held to date, including the October 7 meeting. Mr. Brock described the October 7 Proposal and led a discussion of the proposed combination in the context of CCE’s business, including a variety of operational changes underway designed to enhance CCE’s performance. The directors also agreed to formally retain FRC Counsel for the specific purpose of advising the FRC regarding the proposed combination. At the conclusion of the meeting, the FRC authorized CCE management to continue its exploratory discussions with Red and Olive and to explore alternatives to several aspects of the October 7 Proposal.

On October 14, 2014, CCE formally retained FRC Counsel as legal counsel advising the FRC. Later that day, CCE management consulted with Cahill Gordon & Reindel LLP (“Cahill”), its regular outside mergers and acquisitions counsel, regarding the proposed combination.

On October 19 and 20, 2014, the FRC and the CCE Board met separately in Paris for their regularly scheduled meetings. Representatives of CCE management were present at each meeting. The participants discussed market developments and strategic alternatives that CCE could pursue. Mr. Brock advised the CCE Board of the discussions with Red and Olive and discussed CCE’s ongoing business and performance outlook, as well as initiatives that were then being considered to improve performance. The directors discussed how a transaction could be beneficial to CCE Shareholders depending on key components such as governance and management, and on the value resulting from operational efficiencies, financial efficiencies from the structure of the proposed combination, and the extent to which a control premium or increased ownership percentage of a combined company could be negotiated for CCE Shareholders. The directors discussed market developments and possible strategic alternatives to the proposed combination, including consolidating bottlers’ operations, developing markets, the continued operation of CCE on a stand-alone basis and increased operational efficiencies. Additionally, the FRC adopted a process for consideration of the possible transaction, including directing that FRC Counsel would participate in discussions among the parties’ legal counsel. The FRC emphasized the importance of resolving issues with respect to the governance structure of the combined company before engaging in detailed discussions on valuation, including the need for adequate governance and contractual provisions protecting CCE Shareholders in the absence of a control premium. Based on the foregoing discussion, the FRC and the CCE Board agreed that CCE management should continue to participate in discussions with representatives of Red and representatives of Olive on the proposed combination, but also to continue to explore the other strategic alternatives discussed.

On October 24, 2014, Messrs. Brock and Bozer met in Atlanta to discuss the October 7 Proposal. They discussed the fact that the consideration to CCE Shareholders would consist only of stock in Orange and that Orange would be 20% owned by Red, 33% owned by Olive’s shareholders and 47% owned by CCE Shareholders. They also discussed the governance and management provisions of the October 7 Proposal. Mr. Brock indicated that the ownership level of CCE Shareholders, which would signify the control of Orange by third parties, would not be acceptable to CCE without the payment of a control premium and that, rather than discussing value and ownership allocations at that time, CCE would be focused on obtaining a strong governance structure in Orange and appropriate governance protections for CCE Shareholders, including a majority of independent directors on the Orange board.

Both before and after the meeting on October 24, 2014, Mr. Brock spoke to Mr. Welling regarding the proposed combination.

On October 26 and 27, 2014, Messrs. Brock and Bozer spoke by telephone to continue discussions regarding the economic and governance terms and other aspects of the proposed combination, including due diligence and procedures to validate the value of synergies that might be available as a result of the proposed combination. During these discussions, Mr. Brock expressed interest and agreement with the discussed strategy and vision of the proposed combination but relayed the CCE Board’s feedback regarding the October 7 Proposal, including the CCE Board’s concerns related to governance and the CCE Shareholders’ level of ownership of Orange.

During November 2014, CCE management had numerous calls with Messrs. Welling and Humann to provide updates on discussions with Red regarding the proposed combination and to confirm that progress was consistent with parameters previously discussed by the FRC.

On November 5, 2014, representatives of Deutsche Bank presented a revised proposal (the “November 5 Proposal”) to Mr. Paton-Smith, who in turn presented it to CCE management. While the proposal with respect to governance structure, listing and incorporation remained unchanged from the October 7 Proposal, with respect to the governance and management structure, the proposal included the following:

•	the Orange board to be comprised of 17 directors. Eight directors to be independent directors; CCE to nominate the initial eight independent directors, including a senior independent director; five directors, including the board chairman to be nominated by Olive; three directors, including the deputy board chairman, to be nominated by Red;

•	committees of the Orange board to include audit, remuneration and nomination; Red and Olive nominated directors to have the majority of the audit and nomination committee with one independent director on each committee; remuneration committee to be chaired by an independent director of CCE (Olive director to be deputy chairman) and half of such committee to be composed of independent directors;

•	Orange management to include a chief executive officer nominated by CCE, a chief financial officer nominated by Red and a chief operating officer nominated by Olive;

•	Olive and Red to have certain veto rights with respect to board approval of certain matters; certain matters to be subject to the approval of the Orange shareholders, provided that such matters were proposed by the Orange board (with support of at least one Red director and one Olive director); and

•	Standstill provisions to prevent Red and Olive (and certain Olive shareholders) from purchasing additional Orange shares for three years and to prohibit Red and Olive from making public takeover offers or initiating proxy contests separately or in concert.

On November 6, 2014, Messrs. Murphy, Parker and William Douglas, Executive Vice President, Supply Chain of CCE, met in Atlanta at CCE’s offices to discuss the November 5 Proposal. CCE presented its perspective on the November 5 Proposal, primarily that the potential value creation for CCE Shareholders expected from the proposed combination, as well as the importance of ensuring certainty with respect to such potential future value creation, was dependent on the Orange board being comprised of a majority of independent directors, as well as other governance protections for CCE Shareholders.

Between November 13 and 25, 2014, the tax representatives, legal and financial advisors and members of management of CCE, Olive and Red discussed, through telephonic meetings, the parties’ respective views of the November 5 Proposal, including the governance structure of Orange and related matters, such as board composition and veto rights, the potential jurisdictions for the new entity’s domicile within Europe, the tax consequences associated with various jurisdictions being selected as Orange’s headquarters and potential stock exchange listing venues. The parties agreed to defer sharing specific information regarding their existing organizational and tax structures until the negotiations had progressed further.

On November 20, 2014, CCE engaged the U.K. law firm of Slaughter & May (“Slaughter”) as its U.K. counsel for the proposed combination.

On November 25, 2014, in response to earlier discussions, Mr. Murphy of Red provided CCE and Olive a revised proposal on the governance structure for Orange (the “November 25 Proposal”). The proposal, which was substantially similar to the November 5 Proposal, included the following:

•	the Orange board to be comprised of 15 directors. Seven directors to be independent directors; the initial seven independent directors, including one senior independent director to be nominated by CCE; five directors, including the board chair, to be nominated by Olive; and two directors to be nominated by Red;

•	committees of the Orange board to include audit, remuneration and nomination; three independent directors on each committee, a majority of independent directors comprising each committee and each committee to be chaired by an independent director;

•	Orange management to include a chief executive officer nominated by CCE, a chief financial officer nominated by Red and a chief operating officer nominated by Olive;

•	certain veto and approval rights for Olive and Red with respect to board approval of certain matters; and

•	standstill provisions to prevent Red and Olive (and certain Olive shareholders) from purchasing additional Orange shares for three years and to prohibit Red and Olive from making public takeover offers or initiating proxy contests separately or in concert.

The proposal also contemplated that Red and Olive would enter into a shareholders’ agreement with Orange regarding the governance and standstill matters outlined above.

On November 26, 2014, Mr. Brock updated the FRC on the recent discussions with representatives of Red in particular, on CCE management’s continued emphasis in negotiations and discussions on ensuring that the governance structure of Orange would provide certainty with respect to the delivery of shareholder value from the realization of synergies and an effective organizational structure. Mr. Brock also informed the FRC of the parties’ intention to meet on December 4, 2014, to discuss the governance terms in more detail and provide some additional information on their respective businesses. The FRC directed CCE management to proceed with the discussions.

On December 1, 2014, Messrs. Parker, Jhangiani and Paton-Smith met in Atlanta with representatives of Credit Suisse, the FRC’s financial advisor, to discuss the proposed combination and certain preliminary financial matters.

On December 4, 2014, Messrs. Brock and Parker from CCE, Messrs. Quincey and Murphy of Red and Ms. Daurella and Isabela Pérez Nivela, General Counsel of Olive, met in London, to discuss the potential board and management structure of Orange, as well as other open governance items. The parties also shared information on their respective businesses, results of operations, financial condition and performance of their respective businesses in 2014 and their respective 2015 business plans. The participants discussed efficiency opportunities that could be realized by the parties, a proposed timeline for the proposed combination and the timing and process for the parties mutual due diligence review.

On December 8 and 9, 2014, Messrs. Brock and Parker spoke by telephone with Mr. Welling to provide an update regarding the December 4, 2014 meeting, as well as on continuing discussions regarding the proposed combination. They discussed the status of negotiations, including matters related to the governance structure, and the proposed timeline and due diligence process.

On December 11, 2014, Mr. Brock provided representatives of Red with CCE’s response (the “December 11 Proposal”) to the November 25 Proposal. With respect to the governance of Orange, the proposal provided that:

•	the Orange board to be comprised of 17 directors. Nine directors to be independent directors; the independent directors and chief executive officer to be nominated by CCE, five directors, including the board chairman, to be nominated by Olive; and two directors to be nominated by Red;

•	committees of the Orange board to include audit, remuneration, nomination and franchise relationship, with three independent directors on each committee, a majority of independent directors comprising each committee and each committee to be chaired by an independent director;

•	Orange management to include chief executive officer nominated by CCE, a chief financial officer nominated by Red and a COO nominated by Olive;

•	Orange board approval to be required for certain extraordinary corporate actions and conflict of interest transactions;

•	certain veto and approval rights for Olive and Red with respect to board approval of certain matters; and

•	standstill provisions to prevent Red and Olive (and certain Olive shareholders) from purchasing additional Orange shares for three years and to prohibit Red and Olive from making public takeover offers or initiating proxy contests separately or in concert.

The December 11 Proposal also provided for any transaction agreement to include customary deal protection provisions for CCE, including a provision allowing the CCE Board to terminate any transaction agreement should it believe it necessary to meet its fiduciary duty to CCE Shareholders. Mr. Brock emphasized that this response was subject to the approval of or modification by the FRC, which would be meeting the following week, and therefore requested that the proposal be shared with Olive after that meeting.

On December 12 and 14, 2014, Messrs. Brock and Bozer spoke by telephone. Mr. Brock emphasized the importance of a board structure that included a majority of independent directors, especially if there was no control premium for CCE Shareholders and agreed, subject to the CCE Board’s approval, to use CCE’s December 11 Proposal as the basis for continuing discussions among the parties with respect to the governance provisions contained therein. In addition, the parties discussed approaches to furthering discussions on the valuations of the respective businesses, as well as consideration and ownership levels for their respective shareholders. The parties contemplated that the proposed combination would involve (1) the creation of a new holding company (Orange), proposed to be organized in the United Kingdom, that would become the holding company for CCE, Olive and Black; (2) a combination of the three companies as subsidiaries of Orange, rather than the acquisition of one company by the other; (3) structure considerations; (4) a headquarters in the United Kingdom; and (5) that Orange would have listings on the NYSE and the ASE (pending the outcome of legal analysis). In addition, the parties discussed approaches to advancing discussions on the valuations of the respective businesses and the proposed organizational and governance structure for Orange. Later that day, Messrs. Brock and Parker spoke by telephone with Mr. Welling, together with representatives of CCE’s and the FRC’s respective legal and financial advisors, to discuss the December 11 and 12 meetings and the December 11 Proposal.

On December 15 and 16, 2014, each of the CCE Board and the FRC met in Atlanta for their regularly scheduled meetings. The FRC held separate meetings on these dates during which representatives of CCE management also were present. As part of the CCE Board meetings, Messrs. Brock and Parker updated the FRC and the CCE Board on the status of the discussions with representatives of Red and representatives of Olive. Messrs. Brock and Parker reviewed with the directors an outline of the proposed material terms of the proposed combination, as well as the governance structure and other terms with respect to the combined business. The directors also discussed certain valuation matters under different scenarios, including CCE completing a stand-alone redomiciliation, analyst trading price targets and Orange valuation sensitivities under a range of ownership and cash consideration points. CCE management then presented its view of long-range planning for CCE as a stand-alone business in the context of growth opportunities and as compared to the potential value creation from the proposed transaction. The directors and CCE management discussed market developments and possible strategic alternatives to the proposed transaction, including consolidating bottlers’ operations, developing markets, the continued operation of CCE on a stand-alone basis and increased operational efficiencies. At the FRC meetings, representatives of CCE management briefed the FRC members on the discussions held with Red and Olive since the prior FRC meeting and discussed the status of negotiations. The FRC considered possible terms of the proposed combination as presented by CCE management. The FRC’s considerations included the potential components of value creation for the company, including any operational efficiencies, any financial efficiencies from the structure of the proposed combination, the potential value to CCE Shareholders of an ongoing equity interest in a broader-based European business, as well as the return of cash to CCE Shareholders. The directors also discussed the proposed structure of the combined company. At the end of the meetings, the FRC reiterated the importance of establishing sufficient protections for CCE Shareholders, including a management team capable of delivering the future value creation and directed management to continue to negotiate for key governance, value, management and shareholder protections.

On December 17, 2014, Messrs. Parker and Murphy met in Atlanta to discuss the December 11 Proposal.

On December 19, 2014, representatives of Lazard, Deutsche Bank and Rothschild held a telephonic meeting to discuss valuation methodology and the appropriate financial metrics to be considered.

On January 5, 2015, representatives of Lazard and Rothschild had a telephonic meeting to discuss Olive’s reactions to CCE’s December 11 Proposal. The discussions included sharing their respective clients’ views on the allocation of responsibilities between members of Orange’s management, including those of chief executive officer and board chairman, and preferences for stock exchange listing venues in Europe.

On January 7, 2015, Mr. Brock and Ms. Daurella met in London to discuss the structure and high-level terms of the proposed combination.

On January 15, 2015, representatives of CCE, including Messrs. Parker, Douglas, Jhangiani and Paton-Smith; representatives of Red, including Mr. Murphy, Sandra Mori, International General Counsel, Europe—The Coca-Cola Company; and representatives of Olive, including Mr. Pérez, Victor Rufart, General Manager of Olive and Ms. Pérez Nivela met in London to discuss the terms of the proposed combination. Representatives of Lazard, Deutsche Bank and Rothschild also were in attendance.

On January 22, 2015, representatives of Lazard, Rothschild and Deutsche Bank held a telephonic meeting to discuss the parties’ differences with respect to certain open items, including those related to the governance and management structure of Orange and the valuation of the parties’ respective businesses. On the same day, Messrs. Parker and Murphy met in Atlanta to discuss key elements of the proposed combination, focusing on key items of agreement and disagreement related to the governance and management structure of Orange and Messrs. Brock and Bozer held a brief telephonic meeting in which they generally discussed the parties’ different positions regarding the proposed combination, in particular, items related to the governance and management structure of Orange. Messrs. Brock and Bozer agreed that the parties needed to resolve such matters promptly if a transaction was to be considered further.

During January 2015, Mr. Brock regularly spoke to Mr. Welling by telephone and provided updates on the parties’ continuing discussions regarding the proposed combination, including with respect to key governance, value, and management and shareholder protections.

On January 29, 2015, Mr. Brock and Ms. Daurella, as well as Messrs. Parker and Jhangiani from CCE and Mr. Rufart from Olive, met in Amsterdam to exchange views on unresolved governance and management matters.

From January 29, 2015 to February 12, 2015, the parties held numerous in person and telephonic discussions regarding the proposed terms of the proposed combination, in particular with respect to ownership structure, the appointment of individuals to key management positions and the governance structure.

On February 7, 2015, Messrs. Brock, Douglas, Parker and Welling discussed the status of negotiations regarding the proposed combination, including terms relating to the valuation of each parties’ business and Orange’s ownership structure, the selection of individuals for initial and subsequent management positions and governance protections for CCE Shareholders.

On February 9 and 10, 2015, the FRC and the CCE Board met in Atlanta for their regularly scheduled meetings. At the request of the FRC and the CCE Board, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. During these meetings, FRC Counsel briefed the directors on their duties in consideration of strategic alternatives. Mr. Brock updated the FRC and the CCE Board on the recent meetings with representatives of Red and representatives of Olive. CCE management also outlined its views as to the potential opportunities for operational synergies, financial and other benefits that could result from the proposed combination and the long-term prospects of CCE as a stand-alone business in the context of growth opportunities that might be available to CCE relative to such potential benefits that could result from the proposed combination. The directors discussed how a combination could be beneficial to CCE Shareholders depending on, among other things, the potential benefits that are actually realized by Orange and the potential value to CCE Shareholders of an ongoing equity interest in a broader-based European business. The participants also discussed market developments and potential strategic and other alternatives to the proposed combination that might be available to CCE, including a stand-alone redomiciliation transaction involving CCE, consolidating CCE’s bottling operations, developing new markets for CCE’s products, continuing to operate CCE on a stand-alone basis and increasing CCE’s operational efficiencies.

Representatives of CCE management, together with Lazard and Credit Suisse, discussed with the FRC and the CCE Board preliminary financial matters regarding the proposed combination and other potential strategic alternatives. Representatives of CCE management also provided a more detailed update on the current status of negotiations, including that negotiations had focused on resolving certain governance issues and other related matters, such as certain “protective rights” requested by Red and Olive that CCE management viewed were not acceptable to CCE given that CCE management believed, based on preliminary financial perspectives regarding the proposed combination, that the pro forma ownership of Orange by CCE Shareholders should constitute a majority of the outstanding shares of Orange and that the Orange board should be comprised of a majority of independent directors. After further discussion, the FRC directed CCE management to convey the FRC’s positions to Red and Olive regarding various items related to certainty of value for CCE Shareholders, including that the Orange board should be comprised of a majority of independent directors, an affiliated transaction committee comprised of independent directors should be formed and a multi-year incidence pricing arrangement should be a component of the proposed combination. The FRC also provided further guidance with respect to continued negotiations with Red and Olive, emphasizing in particular that CCE management should seek a compelling value proposition for CCE Shareholders, the importance of a stock exchange listing on the NYSE, a balanced governance structure and the appointment of a strong, experienced management team.

On February 11, 2015, Mr. Jhangiani and Kathy Waller, The Coca-Cola Company’s Executive Vice President and Chief Financial Officer, met in Atlanta to discuss the financial terms of a potential proposed combination, including the accounting implications of the proposed combination, as well as certain other high-level terms. On February 12, 2015, Messrs. Brock and Parker met in Atlanta with Mr. Bozer to review the differences among the parties’ outstanding proposals and to attempt to find areas susceptible to compromise. On February 13, 2015, Messrs. Bozer and Brock and Ms. Daurella met in Atlanta to discuss the parties’ views on governance, the components of value of the proposed combination and relative ownership percentages.

On February 24, 2015, Mr. Brock met with Mr. Welling in New Hampshire, with Mr. Parker, FRC Counsel and representatives of Lazard participating via telephone, to discuss the concept of CCE proposing the payment of cash to CCE Shareholders in exchange for a modification to CCE’s governance proposal to allow more Red and Olive input on various business matters, such as the annual and long-term business plans of Orange, which had been elements of Red’s and Olive’s earlier proposals.

On February 26, 2015, the FRC held a telephonic meeting. At the request of the FRC, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. CCE management reviewed with the FRC the primary differences among the parties as to governance matters in particular Red and Olive’s requested approval rights with respect to, among other things, subsequent appointments of the chief executive officer of Orange and the listing of Orange shares on the NYSE. Representatives of CCE management then reviewed with the FRC the possibility of negotiating a payment of cash of up to $20.00 per share to CCE Shareholders in exchange for certain modifications to CCE’s prior governance proposals. Representatives of CCE management also outlined their views as to the long-term prospects of CCE as a stand-alone business relative to the potential benefits that could result from the proposed combination. Lazard and Credit Suisse discussed with the FRC preliminary financial matters regarding the proposed combination, including the potential value enhancement to CCE Shareholders of such cash payment and potential cost savings, financial benefits, tax benefits and other benefits that could result from the proposed combination as anticipated by CCE management, and the participants discussed preliminary financial perspectives regarding other potential strategic alternatives.

Mr. Parker provided a more detailed update on the parties’ respective proposals with respect to governance matters. The FRC expressed concern that Red’s and Olive’s governance proposals could impact the value to CCE Shareholders, including the value associated with potential benefits expected from the proposed combination, and the FRC again discussed how the proposed combination could be beneficial to CCE Shareholders depending on, among other things, the potential benefits that are actually realized by Orange and the potential value to CCE Shareholders of an ongoing equity interest in a broader-based European business, in addition to the certainty of value to CCE Shareholders that could be delivered through a cash payment to CCE Shareholders. After further evaluation and discussion, the FRC determined that the implied aggregate value to CCE Shareholders as reflected in Red’s and Olive’s recent proposal was inadequate in light of, among other things, Red’s and Olive’s proposals regarding governance matters. The FRC directed CCE management to continue discussions with Red and Olive and indicate that CCE might be willing to explore a cash component of the consideration payable in the proposed combination to the extent that such cash payment, when coupled with the pro forma ownership of Orange by CCE Shareholders implied by the stock component of such consideration, represented a compelling value proposition for CCE Shareholders. The FRC also directed CCE management to reiterate that governance matters remained critical to proceeding with the proposed combination. The FRC instructed CCE management to formulate a counterproposal consistent with the FRC’s framework and to continue exploring other strategic alternatives that might be available to CCE.

Throughout February 2015, representatives of CCE management and Mr. Welling regularly held telephonic meetings to discuss the status of the negotiations and next steps with respect to the proposed combination.

On March 2, 2015, Mr. Brock and Ms. Daurella met in Atlanta to continue their discussions regarding the proposed combination, including the financial terms and management and governance of the combined company, as well as certain other high-level terms.

On March 3, 2015, Messrs. Brock, Parker and Bozer met in Atlanta to continue discussions and negotiations with respect to the proposed combination. Mr. Brock provided an overview of CCE’s proposal to address the parties’ differences on governance matters and ownership percentages in exchange for an enhanced value package for CCE Shareholders that included 51% ownership in Orange, reduced from 53%, and a $20.00 per share Orange-funded cash payment to CCE Shareholders, with 49% ownership in Orange to be split between Red and Olive based on a valuation of their respective contributed businesses to be agreed between those parties. With respect to governance matters, the initial board of Orange would be comprised of 17 members with nine independent directors, two of whom would be selected by an ad hoc committee (with each party represented) using an agreed selection process and criteria. The initial chairman of Orange would be Ms. Daurella and she would have an initial three-year term, thereafter being nominated by Olive subject to approval and/or removal by a majority of independent directors and both Red directors. The chief executive officer of Orange would initially be Mr. Brock, and a subsequently appointed (or removed) chief executive officer would require a two-thirds vote of the Orange board (including one Red or Olive board member). Orange would be listed on the NYSE and other governance terms would remain substantially consistent with CCE’s December 11 Proposal. On March 5, 2015, Mr. Parker delivered this revised CCE proposal to Mr. Murphy and Ms. Waller (the “March 3 Proposal”).

As a result of multiple discussions between March 6 and 19, 2015 among Messrs. Jhangiani, Brock and Bozer and Ms. Waller at a meeting between Messrs. Parker and Murphy in Atlanta on March 19, 2015, Mr. Murphy presented Red’s and Olive’s response to CCE’s March 3 Proposal (the “March 19 Proposal”). The proposal provided that CCE Shareholders would have a 49% ownership stake in Orange, with Red and Olive holding the remainder based upon a valuation of their respective contributed businesses agreed between those parties and no cash payment would be made to CCE Shareholders except to the extent the CCE Shareholders’ ownership percentage was proportionally reduced further. With respect to governance and other matters, the March 19 Proposal was substantially the same as Red’s previous proposal.

Throughout March 2015, CCE management had numerous calls with Mr. Welling to discuss the status of the negotiations with respect to the proposed combination and next steps, and reviewed the items being negotiated in light of the FRC’s prior guidance, including the management and governance structure, value and shareholder protections. During the course of such discussions, CCE management and Mr. Welling also discussed proposed responses to Red proposals in line with the FRC’s prior guidance.

Following multiple discussions between March 20, 2015 and April 2, 2015, at a meeting between Messrs. Parker and Murphy on April 3, 2015, in CCE’s offices in Atlanta, Mr. Parker presented CCE’s response to the March 19 Proposal. CCE’s proposal (the “April 3 Proposal”) provided that CCE Shareholders would receive a 49% ownership stake in Orange, with Red and Olive holding the remainder based upon a valuation of their respective contributed businesses to be agreed between those parties. Additionally, CCE proposed that the CCE Shareholders would receive a cash payment per share of $15.50. With respect to governance matters, CCE proposed accepting Red’s most recent proposal with certain exceptions. Key governance items that remained to be discussed and agreed upon, in particular, related to appointment and continuity of key management, as well as their roles and responsibilities. In addition, Mr. Jhangiani and Ms. Waller met at The Coca-Cola Company’s headquarters to discuss the April 3 Proposal, and Mr. Brock and Mr. Bozer spoke by telephone to discuss the April 3 Proposal.

On April 21, 2015, at a meeting between Messrs. Parker and Murphy in CCE’s offices in Atlanta, Mr. Murphy presented the combined Red and Olive response to CCE’s April 3 Proposal (the “April 21

Proposal”). With respect to valuation and share allocation, the proposal provided that CCE Shareholders would receive a 48% pro forma ownership stake in Orange, with Red holding 18% and Olive holding 34%. Additionally, CCE Shareholders would receive a cash payment per share of $14.50. With respect to governance matters of Orange, the April 21 Proposal adopted the position in the April 3 Proposal with respect to board composition, including a 17 member board composed of a majority of independent directors, with seven independent directors nominated by CCE and the other two independent directors to be nominated by an ad hoc committee formed by CCE, Olive and Red, five members of the Orange board nominated by Olive and two members of the Orange board to be nominated by Red. In addition, the April 21 Proposal included a list of corporate actions that would require approval by directors nominated by Red and Olive and a separate list of actions that would require approval by a majority of the Orange board. Messrs. Parker and Murphy also discussed the stock exchange listing venues, and Mr. Murphy noted that a listing on the ASE was an important matter for Olive as it was consistent with a European-based business. Messrs. Murphy and Parker also discussed currency requirements with respect to a U.K. company listed on the NYSE and its dividend payments to U.S. shareholders. They agreed to consult with their respective advisors and discuss these issues further.

On April 22, 2015, Messrs. Brock and Parker spoke by telephone with Mr. Welling to update him regarding the April 21 Proposal. At the request of Mr. Welling, representatives of FRC Counsel, Lazard and Credit Suisse also attended the call. Messrs. Brock and Parker outlined the April 21 Proposal, and Mr. Welling instructed Lazard and Credit Suisse to review and prepare to discuss certain financial matters regarding the April 21 Proposal at the next meeting of the FRC.

On April 25, 2015, Messrs. Brock, Parker and Welling spoke by telephone to discuss the next days’ FRC meeting.

On April 26, 2015, the FRC held a telephonic meeting. FRC Counsel reminded the FRC members of their fiduciary duties under the CCE charter and applicable law, including the review and analysis of all necessary information, careful deliberation and with the assistance of appropriate advisors. Messrs. Brock and Parker then shared the details of the April 21 Proposal, noting that the proposal represented a significant increase in value for CCE Shareholders compared to the March 19 Proposal. Lazard presented an analysis comparing this value creation of the respective proposals.

On April 27 and 28, 2015, the FRC and the CCE Board met in Atlanta for their regularly scheduled meetings. The FRC met separately to discuss the proposed combination. At the request of the FRC and the CCE Board, representatives of CCE management and FRC Counsel were present at these meetings and representatives of Cahill, Lazard and Credit Suisse also were present at the April 27 and 28, 2015 meetings. The participants discussed market developments and potential strategic and other alternatives to the proposed combination that might be available to CCE, including a stand-alone redomiciliation transaction involving CCE, consolidating CCE’s bottling operations, developing new markets for CCE’s products, continuing to operate CCE on a stand-alone basis and increasing CCE’s operational efficiencies. Mr. Brock discussed with the directors CCE’s ongoing business operations, as well as organizational initiatives designed to improve CCE’s financial performance. CCE management updated the FRC and the CCE Board on recent discussions with Red and Olive and, in particular, the terms contained in the April 21 Proposal. Lazard and Credit Suisse discussed with the FRC and the CCE Board preliminary financial aspects of the April 21 Proposal, including the potential value enhancement to CCE Shareholders of the cash payment and potential cost savings, financial benefits, tax benefits and other benefits that could result from the proposed combination as anticipated by CCE management. Mr. Parker provided a more detailed update on the parties’ respective proposals with respect to each of the governance proposals, including composition of the Orange board, appointment of members of Orange management and stock exchange listing venues. After further evaluation and discussion, the FRC determined that the value proposition reflected by the terms contained in the April 21 Proposal was generally consistent with the FRC’s framework discussed during the meetings held on February 9 and 26, 2015, and directed CCE management to continue negotiation of open items and authorized the preparation and negotiation of transaction agreements for the proposed combination consistent with such framework.

On April 27, 2015, representatives of Red, CCE and Olive, as well as their respective financial advisors and each of Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), legal counsel to TCCC, Cahill, legal counsel to CCE, Slaughter, U.K. legal counsel to CCE, Allen & Overy LLP (“A&O”), legal counsel to Olive, Uría Menendez Abogados, S.L.P. (“Uría”), Spanish legal counsel to Olive, J&A Garrigues, S.L.P. (“Garrigues”), Spanish legal counsel to Red, and Clifford Chance LLP, legal counsel to Black (collectively referred to herein as “the legal advisors”), had an initial organizational call to discuss next steps and the transaction timeline, as well as transaction documentation and key work streams. In addition, it was determined that matters related to a potential transaction would be provided for in a transaction master agreement, a merger agreement, a shareholders’ agreement and other ancillary transaction agreements, including an agreement regarding a multi-year incidence pricing arrangement.

During April 2015, CCE management had numerous telephonic meetings with Messrs. Welling and Humann to discuss the status of the negotiations and next steps with respect to the proposed combination, and reviewed the items being negotiated in light of the FRC’s prior guidance.

Between April 30, 2015 and May 11, 2015, Messrs. Brock, Bozer, Parker and Murphy met in Atlanta to discuss key items of disagreement among the parties (including board composition, business plan approval and other governance items) and the process for productively furthering negotiations regarding the proposed combination, including plans for sharing financial information and information about potential synergies, as well as key considerations and work streams, including a work stream focused on evaluating synergistic opportunities with more specificity.

On May 11, 2015, Karine Uzan-Mercie, Vice President, Tax at CCE, met in Paris, France with representatives of Red, John Schlafly, Senior Tax Counsel, Mark Harris, Senior Tax Counsel, and Bob Jordan, Vice President and General Tax Counsel, each of The Coca-Cola Company, to discuss various tax matters related to the proposed combination. In particular, the parties discussed the relationship between the potential governance of Orange and the potential tax implications related to a redomiciliation, as well as related U.S. tax requirements.

On May 14, 2015, representatives of Red, including Messrs. Quincey and Murphy, representatives of CCE, including Messrs. Parker, Jhangiani, Douglas and Paton-Smith and Hubert Patricot, Executive Vice President and President, Europe Group; representatives of Olive, including Messrs. Pérez and Rufart and Christian Bercianos, Strategic Finance Director; and representatives of Black, including Irial Finan, Executive Vice President and President of Bottling Investment Group (a subsidiary of The Coca-Cola Company), Ulriik Nehammer, Chief Executive Officer of Black and Torsten Hoppe, Chief Financial Officer of Black, met in London to discuss the financial information of their respective companies and potential operational planning in respect of the proposed combination.

On May 15 and 16, 2015, representatives of CCE and Red spoke by telephone to discuss high-level structure and business items, governance and the management structure of Orange. They discussed the next steps with respect to completing the synergy analysis and furthering valuation and governance discussions.

Throughout May 2015, Messrs. Welling and Humann were kept informed and updated by Messrs. Brock and Parker of the status of negotiations, and Mr. Welling and CCE management discussed the next steps with respect to the proposed combination. In particular, on May 17, 2015, Messrs. Brock, Parker and Welling spoke by telephone to provide an update on the May 14, 2015 meeting between the parties, including the agreement of the parties to continue value and governance discussions and in furtherance thereof, to jointly engage the consulting firm McKinsey and Company, Inc. (“McKinsey”) to identify and analyze opportunities for synergies arising from the proposed combination.

On May 18, 2015, representatives of Cleary Gottlieb distributed an initial list of principal transaction documentation and high level-outline of the contents of the principal transaction agreements, which also established the delegation of drafting responsibilities among the parties.

From May 18 to 20, 2015, Messrs. Brock from CCE and Kent, Bozer and Quincey from Red, and Ms. Daurella from Olive were in attendance at the TCCC system’s senior leadership meeting in Italy and conducted several separate meetings to discuss the proposed combination. During these meetings, Mr. Brock also met with Damian Gammell, then the chief executive officer of Anadolu Efes, regarding a possible senior leadership role with CCE and, following the proposed combination, Orange.

On May 18, 2015, McKinsey was jointly engaged by the parties. Work streams were formed to focus on three main areas: procurement, supply chain and general and administrative expenses; representatives of each of CCE, Red and Olive participated in this work.

On May 20, 2015, Messrs. Parker, Murphy, Rufart and Pérez held a telephonic meeting to discuss the proposed combination, including the proposed timeline and the due diligence process to be followed by the parties as well as areas of focus for, and operational diligence of, each party’s business.

On May 22, 2015, a telephonic meeting was held among legal representatives of the parties: Ms. Mori of Red; Mr. Parker, Frank Govaerts, General Counsel, Europe, and Suzanne N. Forlidas, Vice President, Secretary and Deputy General Counsel of CCE and Ms. Pérez Nivela of Olive. The participants discussed the proposed documentation list and due diligence process, and agreed to the execution of a common interest agreement, as well as the execution of a non-disclosure agreement with McKinsey. Mr. Parker provided an update on the continuing discussions regarding the valuation of the respective businesses and the operational inputs to such valuation. The parties also discussed their perspectives on the proposals regarding the composition of the Orange board and stock exchange listing venues.

On May 27, 2015, the FRC held a special telephonic meeting to discuss the proposed combination. At the request of the FRC, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. CCE management reviewed with the FRC the current status of negotiations with Red and Olive regarding the proposed combination. Lazard and Credit Suisse discussed with the FRC updated preliminary financial aspects of the proposed combination, including the potential value enhancement to CCE Shareholders of such cash consideration and potential cost savings, financial benefits, tax benefits and other benefits that could result from the proposed combination as anticipated by CCE management. Mr. Parker provided a more detailed update on the parties’ respective proposals with respect to governance matters. After consideration, the FRC directed CCE management to continue negotiations with Red and Olive.

On May 27, 2015, representatives of CCE, Red and Olive held a telephonic meeting to discuss the potential combination, including next steps for initiating draft documentation relating to proposed combination.

On June 3, 2015, representatives of CCE, Red and Olive, together with their respective legal and financial advisors, spoke by telephone to discuss the initiation of draft documents relating to the proposed combination and certain legal matters related to the governing law of the documentation. After this meeting and continuing through signing of the Master Agreement and the Merger Agreement, the parties and their respective advisors continued to engage in discussions regarding these documents and to conduct due diligence and exchange additional due diligence materials.

On June 4, 2015, Messrs. Parker and Paton-Smith from CCE, Mr. Murphy and Ignacio Panizo, Chief Financial Officer, Iberian Business Unit from Red, and Messrs. Rufart and Pérez and Ms. Pérez Nivela from Olive, met in Barcelona to discuss the due diligence processes and valuation work streams. Representatives of McKinsey, Lazard, Deutsche Bank and Rothschild were also present.

On June 9, 2015, representatives of CCE, Red and Olive held a due diligence call (with access to electronic data rooms of each party containing additional legal, financial and business due diligence materials having been provided on June 6, 2015) and Deutsche Bank distributed a prioritized diligence request list and a supplementary diligence request list to each party. The parties also began populating their respective electronic data rooms with relevant documents to facilitate the other parties’ due diligence efforts. Following this call, the parties exchanged revised drafts of the diligence request lists with negotiated materiality thresholds and priority for certain diligence requests. The parties continued to conduct diligence reviews on an ongoing basis until August 5, 2015, on which date the electronic data rooms closed.

On June 9 and 10, 2015, representatives of CCE, Red and Olive spoke multiple times by telephone to discuss their views on the priorities for resolving open items, the due diligence process and the synergies validation process.

On June 16, 2015, Messrs. Parker, Douglas, Paton-Smith and Mr. Ronald J. Lewis, Senior Vice President, Supply Chain, from CCE, Messrs. Murphy and Panizo from Red and Mr. Rufart and Ms. Pérez Nivela from Olive held a telephonic meeting to discuss the due diligence process and the substantially complete results of the valuation work streams. In addition to representatives of McKinsey, representatives of Lazard, Deutsche Bank and Rothschild were also present.

On June 16 and 17, 2015, Messrs. Brock and Welling met in Atlanta with Ms. Daurella and with CCE Board members Thomas Johnson, Phoebe Wood and Andrea Saia. The primary purpose of these meetings was for certain members of the CCE Board to meet Ms. Daurella, who was proposed to be the initial chairman of Orange. The participants also discussed various aspects of the proposed combination.

During the period from June 17 to 22, 2015, with follow-up calls during the period from July 13 to 15, 2015, representatives of each of the parties, in particular from legal, finance, tax and human resources, held multiple due diligence meetings and telephonic interviews in Berlin, Barcelona and Atlanta.

On June 19, 2015, the FRC and the CCE Board held separate telephonic meetings. At the request of the FRC and the CCE Board, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. The CCE Board and the FRC, together with representatives of CCE management, reviewed the status of negotiations with Red and Olive regarding the proposed combination, including issues related to the internal composition, succession, structure and timing of Orange’s senior management team. Mr. Parker also presented an update on value-related items related to potential internal operational reorganizations and financial and tax-related matters. CCE management also informed the CCE Board that an internal project management office had been established to oversee multiple work streams related to the proposed combination in order to be prepared if the proposed combination was ultimately agreed upon. After consideration, the FRC and the CCE Board directed CCE management to continue negotiations with Red and Olive.

On June 19, 2015, and during the period from June 22 to 26, 2015, representatives of CCE, Red, Olive and representatives of Rothschild engaged in meetings and telephone calls to discuss the status of open terms, outstanding due diligence requests and the status of documentation.

On June 23, 2015, representatives of Red, Olive and CCE, together with their respective advisors, discussed certain terms of the proposed combination to be reflected in the legal documentation, including director selection and director nominees and appointments, as well as the outline of the agreements previously provided. The parties also discussed timing and next steps and agreed to distribute draft documents as soon as possible.

On June 25 and 26, 2015, representatives of CCE and Red spoke by telephone to continue negotiations on key terms.

On June 29, 2015, Messrs. Brock, Parker, Kent, Bozer, Quincey and Murphy and Ms. Daurella, as well as representatives of Rothschild, met in Zurich, Switzerland to discuss open terms related to the governance structure of Orange and to address other open items.

On June 30, 2015, Messrs. Parker, Paton-Smith, Murphy, Quincey and Pérez held a telephonic meeting to discuss due diligence requests, the status of open issues and the transaction agreements.

During June 2015, Messrs. Brock, Parker and Douglas spoke by telephone with Mr. Welling to provide him with a status of discussions among the parties and next steps with respect to the proposed combination.

On July 1, 2015, Mr. Parker spoke by telephone with Messrs. Welling and Humann, as well as Thomas H. Johnson, a member of the CCE Board and the FRC, to discuss the June 29 meeting and open items for discussion and resolution.

On July 2, 2015, the FRC held a special telephonic meeting to discuss the proposed combination and the current status of negotiations. At the request of the FRC, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. Messrs. Brock and Parker provided the FRC with an update on the activities and discussions among CCE, Red and Olive since the FRC’s last meeting. Mr. Parker provided an overview of the work that had been undertaken to evaluate further the benefits of proceeding with the proposed combination and updated the FRC on particular items under discussion with the other parties, including governance matters. The participants also discussed market developments and potential strategic and other alternatives to the proposed combination that might be available to CCE, including a stand-alone tax redomiciliation transaction involving CCE, consolidating CCE’s bottling operations, developing new markets for CCE’s products, continuing to operate CCE on a stand-alone basis and increasing CCE’s operational efficiencies. Although CCE continued to evaluate possible strategic alternatives, the CCE Board and CCE management discussed with the FRC their mutual belief that it was unlikely that other strategic alternative transactions could be completed in a timely manner and that any such transactions would not provide CCE Shareholders with a value proposition similar to that of the proposed combination. After consideration, the FRC directed CCE management to continue negotiations with Red and Olive.

From July 1 to 3, 2015, representatives of CCE, Red and Olive held daily discussions regarding the status of open items and continued negotiations regarding the proposed combination. During this period, the parties traded various proposals with respect to certain high-level terms of the proposed combination relating to the proposed management and governance structure of Orange, ownership percentages, board composition, board committees, management roles, key protective rights relating to Red, Olive’s ownership interests and potential stock exchange listing venues.

On July 4, 2015, representatives of Cleary Gottlieb distributed a draft Master Agreement to Cahill, Slaughter, Pérez-Llorca, Spanish counsel to CCE, A&O and Uría. The draft Master Agreement was governed by English law and provided that Orange would be organized and domiciled in the United Kingdom. In addition to the terms reflected in the proposals previously exchanged by the parties, the draft Master Agreement included additional proposals with respect to certain covenants, representations and warranties and working capital adjustments. The draft also included proposed conditions to each party’s obligation to close the proposed combination, the stock exchanges on which Orange shares would be listed and Orange’s governance structure. Over the next several days, each of CCE, Olive and Red, together with their respective legal and financial advisors, discussed the draft Master Agreement and the terms of the proposed combination. CCE management and CCE’s legal advisors also spoke and met regularly to prepare a revised draft of the Master Agreement reflecting CCE’s proposals regarding the proposed combination.

On July 6, 2015, and occasionally throughout the month of July 2015, Messrs. Brock and Bozer spoke by telephone to discuss open business and governance terms relating to the proposed combination.

Also on July 6, 2015, Mr. Brock provided Mr. Welling with an update with respect to the proposed combination and the negotiations.

On July 7, 2015, representatives of Cahill distributed a draft Merger Agreement to the legal advisors of each of Red and Olive, which included CCE’s proposed contractual terms, including the ability of CCE to terminate the Merger Agreement in certain circumstances, including in the event CCE received a superior proposal from a third party, a covenant to provide director and officer insurance, the ability of the CCE Board to change its recommendation that the CCE Shareholders vote in favor of the proposed combination if required by the CCE Board’s fiduciary duties and triggering events for the payment of a termination fee.

On July 8, 2015, Messrs. Parker and Murphy spoke by telephone to discuss the key terms of the proposed combination. Following this discussion, the parties exchanged details of agreed key terms with respect to the proposed combination including those noted below (the “July 8 Proposal”). The parties also agreed that counsel was to continue to draft documentation, with a planned announcement date between August 4 and 6, 2015. The key terms that were not agreed among the parties included (i) ownership percentage and cash consideration, (ii) concentrate/bottling agreements, and (iii) certain governance matters. The July 8 Proposal outlined the following:

•	Transaction to be executed as a merger/share for share contribution and result in respective pro forma ownership stakes in Orange of 48% by former CCE Shareholders, 34% by Olive shareholders and 18% by Red. CCE Shareholders to receive an incremental cash payment of $14.50 per share;

•	Ms. Daurella to be appointed as initial chairman of the Orange board for a three-year term and to be re-elected as board chairman for two successive three-year terms, Mr. Brock to be appointed as initial chief executive officer with a one-year term from the completion of the proposed combination renewable by approval of the Orange board. Damian Gammell to be appointed as chief operating officer, Manik Jhangiani to be appointed as chief financial officer and Victor Rufart to be appointed as chief integration officer;

•	the initial Orange board to consist of 17 members, of whom nine to be independent non-executive directors; seven of the nine initial independent non-executive directors to be former CCE Board members; independent non-executive directors to hold initial terms of three, four or five years;

•	independent non-executive directors at all times to comprise a majority of the board;

•	all non-independent directors to offer themselves for re-election annually;

•	Orange to have an “affiliated transaction committee” to be chaired by an independent director, with the Olive appointed board chairman or other nominated director to be a member of the committee, but with no Red nominated members; the board chairman to have the ability to raise any matter discussed by the affiliated transaction committee for full discussion by the Orange board (with any conflicted directors appropriately recused);

•	material transactions, non-pre-emptive share issuances and other dilutive measures to be approved by a majority of directors, including one Red nominated director and one Olive nominated director;

•	listing of Orange on the ASE;

•	listing as a foreign private issuer on the NYSE and, to the extent practical, a junior listing on the Madrid Stock Exchange; and

•	dividends of Orange to be declared in Euros.

Also on July 8, 2015, representatives of CCE, Red and Olive engaged in various conversations by telephone to discuss the key business and financial terms of the proposed combination that were contained in the July 8 Proposal, as well as the status of the transaction agreements, due diligence and communications planning with respect to the proposed combination.

Also on July 8, 2015, representatives of A&O distributed a draft Shareholders’ Agreement to the parties and their respective legal advisors, which contained the proposed governance and management structure of Orange contained in the July 8 Proposal and also included matters relating to board composition, committees, matters reserved for board approval, veto rights of Red and Olive and lock-up and standstill provisions relating to Olive and Red.

Over the next several days, CCE management and CCE’s legal advisors spoke regularly to prepare a revised draft of the Shareholders’ Agreement reflecting CCE’s proposals regarding the proposed combination.

On July 9, 2015, the FRC held a telephonic meeting. At the request of the FRC, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. Messrs. Brock, Jhangiani and Parker provided the FRC with an update on the activities and discussions among CCE, Red and Olive since the FRC’s last meeting, including the July 8 Proposal. Lazard and Credit Suisse discussed with the FRC preliminary financial aspects of the proposed combination and the participants discussed preliminary financial perspectives regarding potential strategic alternatives. Representatives of CCE management also outlined their views as to the long-term prospects of CCE as a stand-alone business in the context of growth opportunities that might be available to CCE relative to the potential benefits that could result from the proposed combination. After further discussion and evaluation, the FRC and the CCE Board concluded that it appeared that the strategic alternative transactions under consideration by CCE would provide less certainty and immediate value to CCE Shareholders than the proposed combination. After consideration, the FRC and the CCE Board directed CCE management to continue negotiations with Red and Olive.

On July 10, 2015, representatives of Cahill distributed a revised draft Master Agreement to the parties and their respective legal and financial representatives.

On July 13, 2015, Messrs. Brock and Parker, as well as Ms. Pamela O. Kimmet, Sr. Vice President, Human Resources of CCE and Mr. Lewis met in Madrid with members of Olive’s management team, including Ms. Daurella, Ms. Pérez Nivela, and Messrs. Rufart and Pérez, to continue discussing management considerations for Orange’s future leadership team. Mr. Brock and Ms. Daurella separately met to discuss key open items, including with respect to governance matters.

On July 14, 2015, representatives of CCE and representatives of Cahill, Slaughter and FRC Counsel met in London to discuss various terms of the proposed combination and prepare for meetings with Red, Olive and their respective advisors, including terms of the Master Agreement, Merger Agreement and Shareholders’ Agreement, including governance structure, conditionality, consideration to CCE Shareholders, indemnification and the circumstances under which the CCE Board could change its recommendation to CCE Shareholders.

On July 14, 2015, Messrs. Brock and Kent met in Atlanta at The Coca-Cola Company’s headquarters to discuss open business, valuations and governance items, including CCE’s potential offer to Damian Gammell to become its chief operating officer prior to the completion of the proposed combination and the extent to which Red would share certain on-boarding costs.

On July 14 and 15, 2015, representatives of Red, Olive and CCE, together with internal legal representatives and their respective outside legal and financial advisors (including FRC Counsel and the FRC’s financial advisor), met in A&O’s offices in London to negotiate the terms of the Master Agreement, Merger Agreement, Shareholders’ Agreement, and the related transaction agreements. During those meetings, representatives of Red, Olive and CCE, together with their respective internal and external legal and financial advisors, negotiated various provisions of the transaction agreements, including Olive’s reorganization, conditions applicable to the transaction, pre-completion covenants, share allocation ratios, completion and listing approval processes, termination fees and expenses, the general approach to the allocation of assets and liabilities, representations and warranties. The parties also discussed the governance and management of Orange, including minimum shareholding thresholds applicable for the governance rights of each of Red and Olive, director appointment and removal rights and restrictions on the ability of Red and Olive to transfer shares in Orange. The parties also discussed commercial matters applicable to Orange, including concentrate pricing, bottling and other commercial agreements to be entered into with TCCC following the proposed combination.

On July 15, 2015, Messrs. Murphy, Parker, Pérez, Paton-Smith, Rufart and Panizo, spoke by telephone to discuss the due diligence process and next steps for discussing the valuation aspects of the proposed combination.

Also on July 15, 2015, the FRC held a meeting in Atlanta to discuss the proposed combination. At the request of the FRC, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. Messrs. Brock and Parker provided an update on the discussions regarding the proposed combination, including the ongoing meetings in London. Lazard and Credit Suisse discussed with the FRC preliminary financial aspects of the proposed combination and representatives of CCE management provided a more detailed update on the parties’ respective proposals with respect to governance matters, including the terms of the initial independent directors, the composition of committees of the Orange board, the stock exchange listing venues of the NYSE and the ASE and the appointment of certain members of Orange management.

From July 15 to 18, 2015, representatives of CCE, including Messrs. Brock, Jhangiani and Parker and representatives of Red, including Ms. Waller and Messrs. Murphy and Bozer spoke by telephone multiple times to discuss key terms of the proposed combination and other open items.

During the week of July 15, 2015, the parties engaged in discussions on how to address the key issues arising from their due diligence that required resolution prior to the announcement of the proposed combination.

Between July 15 and 17, 2015, Messrs. Brock and Welling spoke daily by telephone. Mr. Brock provided updates with respect to the open governance and valuation discussions, and Mr. Welling provided recommendations and guidance with respect to the FRC’s direction.

During the week of July 19, 2015, each of the parties’ legal advisors delivered substantially complete diligence reports to their respective clients.

Over the next week, the parties and their respective financial and legal advisors continued to negotiate the remaining open items exchanged drafts of the Master Agreement, Merger Agreement, Shareholders’ Agreement and other transaction agreements and continued their respective due diligence reviews of the other parties.

On July 20, 2015, representatives of Cleary Gottlieb and A&O distributed a revised draft Merger Agreement to the parties and their legal advisors that reflected the combined comments negotiated separately (in the interests of efficiency) between Olive and Red. The Cleary Gottlieb and A&O draft provided that (i) the CCE Board could change its recommendation to the CCE Shareholders only if the terms of a competing acquisition that was presented to the CCE Board was determined to be superior to the proposed combination, (ii) the period with respect to which CCE would be required to pay a termination fee if CCE consummated another transaction following a termination of the proposed combination was increased from nine months to 18 months and (iii) the triggers for payment of a termination fee would include a breach by CCE of the non-solicitation covenant. The draft did not specify the amount of the termination fee.

On July 21, 2015, the CCE Board held a telephonic meeting to discuss the proposed combination. At the request of the FRC, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. Messrs. Brock and Parker provided an update on the discussions regarding the proposed combination. Mr. Parker led the CCE Board through the details of certain open points related to governance structure for Orange. Lazard and Credit Suisse discussed with the FRC preliminary financial perspectives regarding the proposed merger consideration. The CCE Board and the FRC then provided CCE management with the parameters within which to negotiate certain items, including negotiating an increase in the pro forma ownership of Orange by future CCE Shareholders or additional cash consideration and securing a clean “change of recommendation” provision in the Merger Agreement.

On July 22, 2015, representatives of A&O distributed a draft Registration Rights Agreement to the parties and their respective legal advisors. The draft proposed that the Registration Rights Agreement would be entered into among Orange, Red and Olive HoldCo, and provided for demand and piggyback registration rights for Red and Olive HoldCo to enable those parties to sell freely tradeable shares of Orange after the first anniversary of the closing of the proposed combination.

On July 23, 2015, representatives of Red, Olive and CCE, together with internal legal representatives and the parties’ respective outside legal and financial advisors, met in Cleary Gottlieb’s offices in New York to continue negotiations of the terms of the proposed combination and to prepare revised versions of the transaction agreements. During this time, representatives of Red, Olive, CCE, Cahill, FRC Counsel, A&O, Cleary Gottlieb, Slaughter and Uría had several discussions regarding the resolution of open items in the transaction documents and worked to finalize the agreements. The principal points of negotiation included (i) tax conditionality, (ii) working capital metrics, (iii) ability of the CCE Board to change its recommendation, (iv) sharing of transaction expenses, and (v) post-completion indemnification. In addition, with respect to governance and management rights, the principal items of negotiation included (i) required ownership level of Red and Olive for director veto rights on the Orange board, (ii) transfers of Orange shares to third parties by Red and Olive, (iii) events leading to termination of the Shareholders’ Agreement, (iv) requirements for a recommended offer for Orange shares (v) ability of the chairman of the Orange board to elevate items out of Orange’s affiliated transaction committee for full board approval, (vi) limits on Red’s and Olive’s ownership of Orange, (vii) the veto rights of Red and Olive on committee charter changes and (viii) the inclusion of a senior independent director on the Orange board.

On July 24, 2015, representatives of Cahill distributed a revised draft Master Agreement to the parties and their legal advisors.

On July 24, 2015, the FRC held a telephonic meeting, at which other CCE Board members were in attendance. At the request of the FRC, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. Mr. Parker provided an update with respect to the discussions on the proposed combination and the remaining open items among the parties. Mr. Parker also explained the purpose and process for drafting of the transaction agreements. Representatives of Cahill and Slaughter then reviewed the key terms of the draft Master Agreement, Merger Agreement, Shareholders’ Agreement and other transaction agreements, which had been provided to the directors in advance of the meeting. The FRC directed CCE management to proceed with negotiation of the key terms.

On July 25, 2015, representatives of Cahill distributed a revised draft Merger Agreement to the parties and their respective legal advisors. The draft reflected CCE’s agreement that the period with respect to which CCE would be required to pay a termination fee if CCE consummated another transaction following a termination of the proposed combination be increased from nine months to 18 months. The draft also reflected CCE’s position that (i) the CCE Board could change its recommendation if it was determined that not doing so would be inconsistent with its fiduciary duties, rejecting the more limited proposal of Red and Olive in the joint July 20 draft, and (ii) the trigger for payment of a termination fee would not include a breach by CCE of the non-solicitation covenant. The draft did not specify the amount of the termination fee.

On July 25, 2015, Mr. Parker and representatives of Olive, including Rothschild, spoke by telephone to discuss the negotiations and terms on key open items with respect to the proposed combination.

From July 24 to 29, 2015, the parties, together with their respective advisors, continued to exchange drafts and negotiate the terms of the transaction agreements, and reviewed their respective due diligence findings.

On July 27, 2015, a meeting of the FRC was held in Uxbridge, United Kingdom, at which the other CCE Board members were in attendance. At the request of the FRC, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. Mr. Parker provided an update with respect to discussions that had taken place on the proposed combination and provided an update with respect to the remaining open items among the parties. CCE management reviewed with the FRC the status of negotiations and provided a comparison of several different scenarios regarding the CCE’s future business prospects and planning.

On July 28, 2015, the FRC resumed its meeting. The FRC and CCE Board members continued to discuss the value creation analysis presented by CCE management and Lazard, as well as the status of the governance matters. Representatives of Cahill reviewed the key provisions of the Master Agreement and representatives of Slaughter reviewed key open items of the Shareholders’ Agreement. FRC Counsel discussed key elements of the proposed combination that required consideration, in particular the Merger Agreement provided to the directors in advance of the meeting. FRC Counsel also reviewed the directors’ fiduciary duties regarding its review of the proposed combination and its recommendation to the CCE Board.

Also on July 28, 2015, a regularly scheduled meeting of the CCE Board was held in Uxbridge, United Kingdom. At the request of the CCE Board, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. Representatives of CCE management reviewed with the FRC the current status of negotiations with Red and Olive regarding the proposed combination, and CCE management, together with CCE’s legal advisors, reviewed with the directors the draft Master Agreement, Shareholders’ Agreement, Merger Agreement and related agreements distributed to the directors in advance of the meeting and the open items subject to further negotiation, including post-closing indemnification obligations of Red, Olive and CCE, the amount of termination fees, the CCE Board’s ability to change its recommendation, the listing of ordinary shares or American Depositary Receipts (“ADRs”) on the NYSE, the role of Orange’s affiliated transaction committee, the working capital adjustments and other financial terms. CCE management provided information on due diligence. The parties also discussed financial aspects of a variety of scenarios, including CCE completing a stand-alone redomiciliation, analyst trading price targets and Orange valuation sensitivities under a range of ownership and cash payment points. The participants discussed the proposed 48% pro forma ownership stake of CCE Shareholders in Orange and the cash consideration of $14.50 per share, and Lazard and Credit Suisse discussed with the FRC preliminary financial perspectives regarding the merger consideration payable under such proposal. Mr. Parker reviewed with the CCE Board the history of negotiations regarding governance matters and open points for further negotiation. The CCE Board discussed in detail various strategic alternatives that might be available to CCE relative to its long-range business plan and its future business and strategic opportunities and the participants discussed the long-term prospects of CCE as a stand-alone business in the context of growth opportunities that might be available to CCE relative to potential benefits that could result from the proposed combination.

On July 29, 2015, a meeting of the FRC was held in Uxbridge, United Kingdom, to discuss the proposed combination. At the request of the FRC, other members of the CCE Board and representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. Lazard and Credit Suisse discussed with the FRC preliminary financial perspectives regarding the proposed merger consideration as discussed with the CCE Board the prior day. Mr. Welling provided the CCE Board and CCE management with the FRC’s view of the current proposed terms and discussed the parameters within which CCE management should negotiate the remaining open items, including the importance of receiving post-closing indemnification from Red and Olive for breaches of certain fundamental representations, the CCE Board’s ability to change its recommendation and the listing of ordinary shares as opposed to ADRs on the NYSE. Also on July 29, 2015, the CCE Board resumed its meeting from July 28, 2015. At the request of the CCE Board, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. Mr. Parker provided a summary of the CCE Board and FRC meetings held on July 28, 2015, and earlier the morning of July 29, 2015, respectively, with respect to the proposed combination. CCE management, together with the advisors, discussed further the terms of the transaction agreements and discussed the next steps in order to reach definitive agreement and announce the proposed combination on August 6, 2015. After consideration at their respective meetings, the FRC and CCE Board directed CCE management to continue negotiations with Red and Olive to pursue a definitive agreement that included post-closing indemnification for certain items, the listing of the ordinary shares as opposed to ADRs on the NYSE and the ability of the CCE Board to change its recommendation if its fiduciary duties so required.

From July 29 to 31, 2015, representatives of Red, Olive and CCE, together with internal legal representatives and the parties’ respective outside legal and financial advisors, met in A&O’s offices in London to continue negotiations of the key terms of the proposed combination and the transaction documents. The parties discussed the revised drafts of the transaction documents and on July 31, 2015 representatives of A&O distributed a revised draft Shareholders’ Agreement, representatives of Cahill distributed a revised draft Registration Rights Agreement and representatives of Cleary Gottlieb distributed a revised draft Merger Agreement to the parties and their respective legal and financial advisors, in each case reflecting discussions at the preceding days’ meetings.

Regularly throughout July 2015, members of CCE senior management and Mr. Welling spoke by telephone to discuss the status of the negotiations and next steps with respect to the proposed combination.

On August 2, 2015, representatives of Cleary Gottlieb distributed a revised draft Master Agreement to the parties and their legal advisors reflecting discussions at the preceding days’ meetings. On August 2, 2015, representatives of Slaughter distributed the draft charters for the committees of the Orange board to the parties and their legal advisors, reflecting discussions at the preceding days’ meeting.

On August 3, 2015, representatives of Cleary Gottlieb distributed a revised draft Shareholders’ Agreement to the parties and their respective legal and financial advisors.

From August 3 through 6, 2015, representatives of CCE, Red, Olive, Black and their respective financial and legal advisors met in person in New York (and telephonically) to continue negotiation and finalize the terms of the transaction agreements, including the transaction structure, indemnification, representations and warranties, conduct of business covenants, closing conditions, termination events, post-closing adjustments, remedies, the listing of the shares of Orange, the CCE Board’s ability to change its recommendation, the timing and delivery of consents, management structure, regulatory approvals, allocation of fees and expenses and termination provisions. During this time, the parties exchanged multiple drafts of each of the transaction agreements had numerous discussions regarding the terms of the proposed combination and open items and worked to prepare final versions of the transaction agreements.

On August 4, 2015, Messrs. Brock and Kent and Ms. Daurella met at The Coca-Cola Company’s headquarters in Atlanta to discuss and negotiate remaining open terms, including the chief executive officer succession process and a possible increase to the cash consideration of the proposed combination payable to CCE Shareholders. Red and Olive responded that in light of the terms already negotiated, no further increase in the cash consideration would be agreeable.

On August 4, 2015, a telephonic meeting of the FRC was held. At the request of the FRC, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. Mr. Brock provided an update with respect to his discussions with Mr. Kent and Ms. Daurella that day and open items among the parties. The FRC discussed the issues that remained subject to negotiation.

On August 4, 2015, representatives of Cahill distributed a revised draft Master Agreement and representatives of Slaughter distributed a revised draft Shareholders’ Agreement to the parties and their respective legal advisors. Throughout the day, representatives of Red, Olive and CCE and their respective advisors worked to reach final agreement on the remaining open terms of the transaction agreements. During the evening of August 4, 2015, representatives of Cleary Gottlieb delivered a revised draft Master Agreement to the parties and their respective legal and financial advisors and representatives of Cahill distributed a revised draft Merger Agreement to the parties and their respective legal and financial advisors. On August 5, 2015, representatives of Cleary Gottlieb distributed a revised draft Merger Agreement to the parties and their legal and financial advisors and a revised draft Master Agreement to the parties and their legal advisors, representatives of Slaughter distributed a revised draft Shareholders’ Agreement. The parties continued discussion and negotiation of the transaction agreements.

During the period from August 3 to the morning of August 6, 2015, the parties reached agreement on open items including tax conditionality, the amount of the termination fee, the mechanism for adjustments to the pro forma ownership in Orange, including variations in net working capital of CCE, Black and Olive, post-closing indemnification for breaches of certain representations and warranties of CCE, Black and Olive and the related rights of indemnification, the ability of the CCE Board to change its recommendation to CCE Shareholders if required by its fiduciary duties, the ability of the CCE Board to terminate the Merger Agreement to accept a superior proposal, the mechanism for sharing of transaction expenses and the listing of ordinary shares (as opposed to ADRs) on the NYSE.

On the evening of August 5, 2015, each of the FRC and the CCE Board held telephonic meetings. At the request of the FRC and the CCE Board, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. Messrs. Brock and Parker provided the FRC with an update on the status of the material terms of the proposed combination and discussed remaining open items. The FRC determined that it would be prepared to recommend approval of the proposed combination on the terms that had been described at the FRC’s meeting on July 29, 2015 (including post-closing indemnification, the listing of ordinary shares on the NYSE and the ability of the CCE Board to change its recommendation if its fiduciary duty so required), conditioned on the open points being satisfactorily resolved. At the CCE Board meeting, Mr. Welling reported that the FRC was prepared to recommend approval of the proposed combination by the CCE Board subject to resolution of the final issues. Mr. Parker explained that, prior to the closing of the proposed combination, Olive and Red had requested that the members of the CCE Board execute an agreement agreeing not to dispose of their current CCE Common Stock except in limited circumstances and the CCE Board members agreed. The participants agreed to hold telephonic meetings early the next morning to receive, among other things, an update on the resolution of any outstanding items.

On the morning of August 6, 2015, each of the FRC and the CCE Board held telephonic meetings. At the request of the FRC and the CCE Board, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. At the FRC meeting, CCE management and CCE’s legal advisors reviewed with the FRC the proposed resolution of the remaining open items. Also at this meeting, Credit Suisse reviewed its financial analysis of the merger consideration with the FRC and rendered an oral opinion, confirmed by delivery of a written opinion dated August 6, 2015, to the CCE Board and the FRC to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the merger consideration to be received by holders of CCE Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. At the CCE Board meeting, Lazard reviewed with the CCE Board its financial analysis of the merger consideration. Lazard then rendered to the CCE Board an oral opinion, confirmed by delivery of a written opinion dated August 6, 2015, to the effect that, as of that date and based on and subject to the matters described in the opinion, the merger consideration to be received by the holders of CCE Common Stock was fair, from a financial point of view, to such holders. The directors also considered and discussed the specific factors described under “CCE’s Reasons for the Merger and Recommendation of the CCE Board” in this proxy statement/prospectus.

The FRC then unanimously approved the Combination Transactions and recommended to the CCE Board that the CCE Board:

•	approve the Combination Transactions, which, among other things, provided for acceptable conditions, indemnification limits, change of recommendation provisions, and termination fee amounts, as being advisable and in the best interests of CCE and the CCE Shareholders and substantively and procedurally fair to CCE Shareholders; and

•	adopt a resolution approving the transaction agreements and declaring that the transactions contemplated thereby are advisable and in the best interests of CCE and determining that the transaction agreements and the transactions contemplated thereby are substantively and procedurally fair to, and in the best interests of, CCE Shareholders.

The FRC reported to the CCE Board its recommendation as described above. The CCE Board, based on the same considerations as the FRC:

•	determined that the Combination Transactions were advisable and in the best interests of CCE and its CCE Shareholders and substantively and procedurally fair to CCE Shareholders;

•	adopted a resolution approving the Merger Agreement and the Master Agreement and declaring that the transactions contemplated thereby were advisable and in the best interests of CCE and that the Merger Agreement and the Master Agreement and the transactions contemplated thereby were substantively and procedurally fair to, and in the best interests of, CCE Shareholders; and

•	authorized CCE management to finalize the terms of the transactions agreements (with such changes as CCE management deemed necessary, appropriate or advisable) and to execute and deliver the Merger Agreement and the Master Agreement and all other necessary documentation in connection with the Combination Transactions.

Following the FRC meeting and the CCE Board meeting, CCE, Olive and Red and their respective managements and legal advisors finalized the Merger Agreement, the Master Agreement, the Shareholders’ Agreement and the related transaction agreements. The parties executed the Merger Agreement and the Master Agreement (to which the form of Shareholders’ Agreement is an exhibit) on the morning of August 6, 2015.

On the morning of August 6, 2015, before the opening of the trading market in New York, Red, Olive and CCE issued a joint press release announcing the Combination Transactions, including the execution of the Merger Agreement and the Master Agreement.

CCE’s Reasons for the Merger and Recommendation of the CCE Board

On August 6, 2015, the CCE Board unanimously approved the Merger Agreement, the Master Agreement and the transactions contemplated thereby, authorized CCE to enter into the Merger Agreement and the Master Agreement and related agreements contemplated therein and resolved to recommend that CCE Shareholders vote “FOR” a proposal to adopt the Merger Agreement and any related proposals. In evaluating the Merger, the CCE Board received and reviewed the recommendation of the FRC and consulted with CCE management and with advisors to the CCE Board and to the FRC and, in reaching its decision to approve the Merger Agreement, considered a variety of factors relating to CCE operating on a stand-alone basis and as part of a combined company comprised of CCE, Olive and Black, including the material factors set forth below.

The CCE Board viewed the following as positive factors supporting the Merger and the related proposals and its recommendation to CCE Shareholders:

Strategic Considerations. The CCE Board believes that the Merger will provide multiple strategic opportunities to enhance the overall offerings, strategic position and growth of the combined company, and considered, among other things, that,

•	the combination of CCE, Olive and Black will result in a combined company with an enhanced financial profile, including strong operating cash flows and an increased operational scale, including the ability to serve over 300 million consumers across a larger continuous area that includes 13 western European countries;

•	as compared to CCE on a stand-alone basis, the combined company should be better-positioned to innovate, compete and drive growth across developed European markets in multiple product segments and categories due to broader procurement capability, cost-efficient production, expandable infrastructure and flexible and efficient logistics;

•	the combined company should benefit from a stronger partnership and an aligned strategic focus across western Europe with TCCC, its most significant supplier, which will have an indirect 18% ownership interest;

•	the combined company could realize annual pre-tax savings in a range of $350 to $375 million within three years of closing as a result of the increased scale of the combined company, eliminating overlapping selling, general and administrative expenses and overhead in the combined company, and improving operational efficiencies including procurement savings;

•	management teams of CCE, Olive and Black share a common vision to drive growth in western Europe, which is expected to facilitate the integration of the businesses and better enable the combined company to effectively leverage the best of each entity to be more competitive;

•	the combined company will be domiciled and headquartered in the U.K., which:

•	has a stable and well-developed legal system that encourages high standards of corporate governance and provides shareholders with substantial rights,

•	will enhance the combined company’s ability to develop relations with potential European institutional investors and diversify the investor base of the combined company, and

•	will result in significantly enhanced cash management flexibility, including access to non-U.S. cash flow with associated financial benefits, as compared to incorporation in the United States; and

•	while Orange will be organized in the U.K., Orange Shares will be listed on the NYSE, which will facilitate trading in the United States by United States-based CCE Shareholders who continue to own an interest in Orange.

Governance and Management. The CCE Board believes that the governance arrangements agreed to with respect to Orange will facilitate continuity of management and effective and timely integration of the constituent companies’ operations, and that the Merger Agreement, the Master Agreement and related agreements are reasonably and fairly structured, in light of the significant share ownership of Olive HoldCo and Red in Orange, to provide meaningful protections for the current CCE Shareholders who become public shareholders of Orange. The CCE Board considered, among other things, that:

•	INEDs will at all times comprise a majority of the Orange Board;

•	the Chairman and Chief Executive Officer of CCE will be the Chief Executive Officer of Orange and a member of the Orange Board;

•	the Chief Financial Officer of CCE will be the Chief Financial Officer of Orange;

•	the Chief Operating Officer of CCE will be the Chief Operating Officer of Orange;

•	the Orange Board will consist of 17 members, of whom nine will be INEDs;

•	seven of the nine INEDs will be current CCE Board members, who have gained significant experience and knowledge serving on the CCE Board, and the other two INEDs will be selected by an ad hoc committee of CCE, Red and Olive, with a majority of such ad hoc committee to be composed of current CCE Board members;

•	three Initial INEDs will each have initial terms of three, four or five years, respectively, and the initial Chief Executive Officer will have an initial term as director that will continue for as long as he holds such office, allowing for continuity on the Orange Board throughout the initial integration period during which Orange will be seeking to effect potential synergies;

•	the Shareholders’ Agreement described under “Other Related Agreements–The Shareholders’ Agreement” in this proxy statement/prospectus contains certain protections for public shareholders, including:

•	certain standstill provisions intended to limit the ability of Olive HoldCo and its subsidiaries and of Red and its subsidiaries and parent to acquire additional shares of Orange (subject to certain exceptions) for a period of three years after the Completion without the prior approval of the Orange Board (such approval to include a simple majority of all INEDs present and eligible to vote on the decision), thus providing protection against further dilution of the percentage of shares owned by the public shareholders;

•	subject to certain exceptions, a provision prohibiting Red and Olive HoldCo at any time from acquiring Orange Shares if and to the extent such acquisition would cause their aggregate ownership of Orange Shares to exceed 67% of the issued Orange Shares, requiring divestiture by the acquiring party of such number of Orange Shares as is required to cure a breach as requested by Orange and limiting the exercise of voting rights to the extent Olive HoldCo’s and Red’s combined vote would exceed 67%; and

•	subject to certain exceptions, a lockup provision that prohibits Olive HoldCo and Red from selling Orange Shares for one year from the effective date of the Merger (subject to certain exceptions), in order to allow for an orderly public market to develop for the Orange Shares;

•	the fact that the Orange Board will have a standing committee consisting of a majority of INEDs to consider affiliated transactions and make recommendations to the Orange Board and that no director nominated by Red will sit on this committee; and

•	the fact that the initial Chairman has significant experience and knowledge in the beverage industry gained in her capacity as Executive Chairwoman of Olive.

Participation in Future Growth. The CCE Board considered the fact that because CCE Shareholders would receive Orange Shares in the Merger, they will be able to participate in the combined company’s anticipated future growth and benefit from operational and financial synergies expected to be realized by the combined company.

Future Corporate Tax Rates. The CCE Board considered the fact that Orange, as a U.K.-domiciled entity, is expected to benefit in the future from lower U.K. corporate tax rates as compared to the U.S. tax rates that would apply in the future to CCE on a stand-alone basis.

Capital Structure. The CCE Board considered that, following the Completion, the combined company is expected to operate within a 2.5x to 3.0x net debt to EBITDA ratio long-term and to maintain an investment grade capital structure, thereby creating an appropriate capital structure that should be attractive to investors.

Dividend Policy. The CCE Board considered that, following the Completion, Orange’s expected initial dividend policy will target, over time, a payout ratio of 30% to 40% of net income, thereby offering an income stream that should be attractive to CCE Shareholders.

Potential Alternatives to the Merger. The CCE Board considered certain alternatives to the Merger, including continuing to operate as an independent public company in its current configuration, pursuing a dividend recapitalization or expanded share repurchase program as an independent public company, or pursuing the possibility of alternative acquisitions, and determined that the Merger represented the best alternative reasonably available to CCE and the CCE Shareholders at this time.

Familiarity with Industry and CCE’s Businesses. The CCE Board considered (i) its familiarity with the current and historical financial condition, results of operations, assets, liabilities, competitive position, business, obligations and commitments, prospects and strategic objectives of CCE, including potential risks involved in achieving such objectives as an independent public company and as part of the combined company, (ii) its familiarity with the industry in which CCE operates more generally and the prospects for the industry and (iii) the due diligence review of Black and Olive conducted by CCE management and certain of its advisors, including analysis of the current and historical financial condition, results of operations, assets, liabilities, competitive position, business, obligations and commitments, prospects and management of Black and Olive.

Opinions of CCE’s Financial Advisors.

•	Lazard. The CCE Board considered the opinion, dated August 6, 2015, of Lazard to the CCE Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to be received by CCE Shareholders, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Lazard. The full text of Lazard’s opinion is attached hereto as Annex E-1. For further discussion of Lazard’s opinion, see “–Opinions of CCE’s Financial Advisors–Opinion of Lazard Frères & Co. LLC.”

•	Credit Suisse. The CCE Board and the FRC considered the opinion, dated August 6, 2015, of Credit Suisse to the CCE Board and the FRC as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to be received by holders of CCE common stock, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Credit Suisse. The full text of Credit Suisse’s opinion is attached hereto as Annex E-2. For further discussion of Credit Suisse’s opinion, see “–Opinions of CCE’s Financial Advisors–Opinion of Credit Suisse Securities (USA) LLC.”

The Merger Agreement and Related Agreements. The CCE Board considered the Merger Agreement, the Master Agreement and related agreements, including:

•	the CCE Board’s belief that the terms of the Merger Agreement, the Master Agreement and related agreements are fair and reasonable to the CCE Shareholders;

•	the fact that the FRC was extensively involved in and directed the negotiation of the Merger structuring, and that the FRC made a recommendation, expressly adopted by the CCE Board, that the CCE Board determine that the Merger, the Merger Agreement, the Master Agreement and related agreements, are advisable and in the best interests of CCE and the CCE Shareholders and recommended that CCE’s Shareholders adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Merger;

•	the fact that adoption of the Merger Agreement and related proposals is subject to approval by CCE Shareholders;

•	the CCE Board’s belief that the terms and conditions of the Merger Agreement, the Master Agreement and related agreements, taken as a whole, provide a significant degree of certainty regarding the closing of the Merger;

•	the fact that the Master Agreement provides that the representations and warranties of Olive and Red will survive until three months after the filing of Orange’s first annual report on Form 20-F and provides for equity allocation adjustments in proportion to indemnifiable losses if and to the extent such losses exceed $400 million;

•	the fact that the CCE Board is permitted, under certain circumstances and subject to certain conditions, to furnish information to and conduct negotiations with a third party in connection with an unsolicited competing proposal received after the date of the Merger Agreement that constitutes or would reasonably be expected to lead to a superior proposal (as defined in the Merger Agreement); and

•	the fact that the CCE Board is permitted, under certain circumstances and subject to certain conditions (including payment of a $450 million termination fee if the Merger Agreement is terminated), to change its recommendation to CCE Shareholders that they vote to adopt the Merger Agreement or any related proposals if the CCE Board determines in good faith, after consultation with its outside legal counsel, that the failure to change its recommendation would be inconsistent with its fiduciary duties under applicable law.

The CCE Board also considered certain risks and potentially negative factors in its deliberations regarding the Merger, including:

•	the risk that the potential benefits of the Merger (including the potential synergies and efficiencies) may not be achieved in the amounts or during the time periods anticipated or at all;

•	the risk and costs to CCE if the Merger is not completed, including the potential diversion of management and employees, potential attrition, potential effects on the business and client relationships and the potential obligation in certain circumstances to pay a $450 million termination fee;

•	the fact that Olive HoldCo will own approximately 34% of the issued and outstanding Orange Shares immediately following the Completion and, at such ownership level, Olive HoldCo will have the right to nominate five directors to the Orange Board (one of whom will be the initial Chairman of the Orange Board and will hold such office as a director so long as she serves as Chairman of the Orange Board), and that such ownership level and director nomination rights will allow Olive HoldCo to have a significant role on the Orange Board and significant input into the actions the Orange Board takes with regard to management and the business;

•	the fact that TCCC, who will be Orange’s most significant supplier, will own indirectly approximately 18% of the issued and outstanding Orange Shares immediately following the Completion and, at such ownership level, Red will have the right to nominate two directors to the Orange Board, and that such ownership level and director nomination rights will allow Red to have a role on the Orange Board and input into the actions the Orange Board takes with regard to management and the business;

•	the fact that the ownership levels and board nomination rights of Orange’s two major shareholders, Olive HoldCo and Red, could discourage a third party from making an offer to acquire Orange in the future unless Olive HoldCo and Red supported the offer;

•	the fact that current CCE Shareholders will own approximately 48% of the Orange Shares immediately following the Completion and, at such ownership level, will have less influence over the Orange Board than CCE Shareholders currently have over the CCE Board;

•	the fact that the rights granted to Olive HoldCo and Red to approve Orange’s business plan and certain other Orange Board matters will give each of them significant influence over the business, operations and future strategic direction of Orange;

•	the fact that the Merger Consideration to be paid to CCE Shareholders is fixed, will not be increased in the event of an increase in the price of CCE Common Stock and will not be adjusted to reflect any changes in the valuation of Olive or Black;

•	the fact that Orange will incur approximately $3.6 billion of new indebtedness to finance the cash consideration to be paid to CCE Shareholders;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters;

•	the challenges inherent in the combination of businesses with the size and complexity of each of CCE, Olive and Black, that operate in different countries and may have different corporate cultures;

•	the restrictions under the Merger Agreement and the Master Agreement on the conduct of CCE’s business pending the Completion;

•	the fact that if Orange incurs losses that arise out of the breach of a representation of Olive or of Red, Orange will not receive cash from either Olive or Red to compensate for such losses and the equity reallocation in relation to indemnifiable losses provided for in the Merger Agreement only applies if and to the extent such losses exceed $400 million;

•	the substantial transaction costs that will be incurred by CCE in connection with the Merger and related transactions;

•	the fact that CCE’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of CCE Shareholders generally; and

•	the restrictions on CCE’s ability to solicit, or participate in discussions or negotiations regarding, any competing proposal for CCE, subject to the exceptions in the Merger Agreement, and the required payment by CCE in certain circumstances of a $450 million termination fee.

The foregoing is a brief summary of the material information and factors considered by the CCE Board in reaching its determinations and recommendations, and is not intended to be exhaustive. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger, the CCE Board did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its determinations and recommendation. The CCE Board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the CCE Board may have given different weight to different factors.

This summary of the CCE Board’s reasons for recommending the Merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus.

Unaudited Financial Projections Prepared by CCE Management

CCE, Olive and Black do not as a matter of course publicly disclose long-range prospective financial information, projected financial information or forecasted financial information given, among other reasons, the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections and forecasts. The unaudited financial projections set forth below are included in this proxy statement/prospectus solely because they were made available by CCE management to the CCE Board, the FRC and to their respective advisors.

Unaudited financial projections for CCE, Olive, Black and Orange were made available by CCE management to the CCE Board and the FRC in connection with their evaluation of the transactions contemplated by the Merger Agreement, the Master Agreement and related agreements, to Lazard for its use and reliance in connection with its financial analyses and opinion provided to the CCE Board described under “–Opinions of CCE’s Financial Advisors–Opinion of Lazard Frères & Co. LLC,” and to Credit Suisse for its use and reliance in connection with its financial analyses and opinion provided to the CCE Board and the FRC described under “–Opinions of CCE’s Financial Advisors–Opinion of Credit Suisse Securities (USA) LLC.” The CCE unaudited financial projections were prepared by CCE management; the unaudited financial projections for Black and Olive were prepared by CCE management (based on unaudited financial projections for fiscal years 2015 to 2017 for Black and Olive provided to CCE by Black’s management and Olive’s management, respectively, which were then adjusted and extrapolated by CCE management); and the Orange unaudited financial projections were prepared by CCE management based on the unaudited financial projections for CCE, Olive and Black and cost improvement opportunities anticipated by CCE management to be realized by Orange.

The unaudited financial projections set forth below were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or U.S. GAAP or IFRS. Neither the independent registered public accounting firm nor the independent statutory auditors of CCE or Black, nor the independent auditors of Olive, nor any other independent auditors, have audited, reviewed, compiled, examined or performed any procedures with respect to the unaudited financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the unaudited financial projections. The reports of the independent registered public accounting firm of CCE contained in the annual report of CCE, which is incorporated by reference into this proxy statement/prospectus, relate to the historical financial information of CCE, do not extend to the CCE unaudited financial projections and should not be read to do so.

None of CCE, Olive, Olive HoldCo, Black, Orange, Red or any other person guarantees that the unaudited financial projections set forth below will be realized. Therefore, when determining whether to vote for the Proposals or making investment decisions in relation to CCE Shares or Orange Shares, CCE Shareholders and any other readers of this proxy statement/prospectus are cautioned not to assume that the unaudited financial projections will be realized.

The unaudited financial projections were prepared prior to the signing of the Merger Agreement and the Master Agreement in August 2015 based on assumptions and estimates that, while considered reasonable by CCE management as of the date the unaudited financial projections were presented to the CCE Board for the purposes for which they were prepared, are subject to significant business, economic and competitive risks and uncertainties beyond the control of CCE, Olive, Black or Orange. These include risks and uncertainties due to general business, economic, regulatory, market and financial conditions, as well as changes in CCE’s, Olive’s, Black’s or Orange’s respective business strategies, businesses, financial condition or results of operations, and other risks and uncertainties. The unaudited financial projections do not reflect assumptions or estimates based on, or otherwise take account of, any circumstances or events that have occurred or that may occur after the date they were prepared. No assurances can be given that the assumptions and estimates underlying the unaudited financial projections for CCE, Olive, Black and Orange will be realized. Further, without limiting the foregoing, the unaudited financial projections for each of CCE, Olive and Black do not take into account certain recent trends that have negatively affected each company’s results and that are expected to continue, including continued category softness, a challenging consumer environment and the continued weakness of certain European currencies in relation to the U.S. Dollar (as the unaudited financial projections are expressed in U.S. Dollars while a significant portion of CCE’s revenues are in Euro and British pound sterling and Olive’s and Black’s revenues are in Euro). In addition, the ability of Olive to realize the unaudited financial projections for Olive may be negatively impacted by increased costs resulting from the resolution of the Spanish National Court, issued in October 2015, requiring Olive to re-open its Fuenlabrada facility as a logistics center and reinstate a number of workers to their former positions and job functions.

The unaudited financial projections are not necessarily predictive of the actual future stand-alone results of any of CCE, Olive or Black, or of the future results of Orange after the Combination Transactions. The unaudited financial projections do not reflect the short- and long-term business plans that may be developed and business strategies implemented by Orange management if and when the Combination Transactions are effected. Additionally, the unaudited financial projections cover multiple years and long-range forecasts are subject to inherent risks and uncertainties. Actual results are likely to differ, and may differ materially, from those presented and the likelihood of actual results diverging from projected results increases with each successive year. The unaudited financial projections constituted forward-looking statements when provided to the CCE Board and have not been updated. Furthermore, the unaudited financial projections may differ from publicized analyst estimates and forecasts. CCE Shareholders and any other readers of this proxy statement/prospectus should read in their entirety the risk factors and uncertainties described in the sections captioned “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus and “Risk Factors” beginning on page 14 in this proxy statement/prospectus.

The unaudited financial projections set forth below are not included in this proxy statement/prospectus to influence any shareholder’s voting decision or any person’s investment decision. Except to the extent required by law, none of CCE, Olive, Olive HoldCo, Black, Red or Orange nor any other person or entity has any obligation to update the unaudited financial projections included in this proxy statement/prospectus.

Although presented with numerical specificity below, the unaudited financial projections reflect numerous assumptions and estimates as to future events made by CCE management. In preparing the unaudited financial projections, assumptions were made regarding, among other things, sales volumes, pricing, cost savings, interest rates, exchange rates, corporate financing activities, the effective tax rate and the amount of income taxes, annual dividends and share repurchase levels.

The unaudited financial projections for CCE, Olive, Black and Orange include Revenue, Adjusted EBITDA and Adjusted Operating Income and, for CCE and Orange, also include Adjusted EPS. “Revenue” refers to the applicable company’s projected total revenue. “Adjusted EBITDA” refers to the applicable company’s projected earnings before interest, taxes, depreciation and amortization, adjusted in each case as described in the footnotes to each table of financial projections below. “Adjusted Operating Income” refers to the applicable company’s projected operating income, adjusted in each case as described in the footnotes to each table of financial projections below. “Adjusted EPS” refers to the applicable company’s projected net earnings per share, adjusted in each case as described in the footnotes to the applicable table of financial projections below.

Where applicable, foreign currencies were adjusted for constant currency by management of CCE, Olive and Black at agreed upon projected exchange rates of $1.12/€, $1.57/£, $0.14/Norwegian Krone (“NOK”) and $0.12/Swedish Krona (“SEK”).

CCE Unaudited Financial Projections

($ in millions except per share data)

	For the Calendar Year Ending on December 31,
	2015E	2016E	2017E	2018E	2019E	2020E
Revenue	$7,444	$7,667	$7,878	$8,110	$8,355	$8,608
Adjusted EBITDA(a)	$1,266	$1,306	$1,360	$1,416	$1,459	$1,503
Adjusted Operating Income(a)	$979	$1,006	$1,055	$1,106	$1,132	$1,159
Adjusted EPS(a)	$2.67	$2.84	$3.10	$3.32	$3.29	$3.40

(a)	Adjusted to (i) include cost improvement initiatives unrelated to the Combination Transactions that are in process relating to procurement, supply chain, and general & administrative expense initiatives, (ii) exclude certain nonrecurring costs, including, among other items, the net out-of-period mark-to-market impact of non-designated commodity hedges and nonrecurring restructuring costs, and (iii) in the case of Adjusted EPS, reflect the tax impact of these adjustments.

Unaudited Financial Projections for Black

($ in millions)

	For the Calendar Year Ending on December 31,
	2015E	2016E	2017E	2018E	2019E	2020E
Revenue	$2,446	$2,516	$2,593	$2,658	$2,725	$2,794
Adjusted EBITDA(a)	$297	$322	$362	$371	$381	$390
Adjusted Operating Income(a)	$206	$227	$265	$265	$265	$264

(a)	Adjusted to (i) include cost improvement initiatives unrelated to the Combination Transactions that are in process relating to procurement, supply chain, and general & administrative expense initiatives, and (ii) exclude certain nonrecurring costs, including, among other items, nonrecurring restructuring costs.

Unaudited Financial Projections for Olive

($ in millions)

	For the Calendar Year Ending on December 31,
	2015E	2016E	2017E	2018E	2019E	2020E
Revenue	$2,768	$2,948	$3,024	$3,115	$3,209	$3,306
Adjusted EBITDA(a)	$588	$664	$689	$709	$731	$753
Adjusted Operating Income(a)	$484	$565	$589	$605	$621	$637

(a)	Adjusted to (i) include cost improvement initiatives unrelated to the Combination Transactions that are in process relating to procurement, supply chain, and general & administrative expense initiatives, and (ii) exclude certain nonrecurring costs, including, among other items, nonrecurring restructuring costs.

Unaudited Financial Projections for Orange(a)

($ in millions except per share data)

	For the Calendar Year Ending on December 31,
	2015E	2016E	2017E	2018E	2019E	2020E
Revenue	$12,658	$13,132	$13,495	$13,883	$14,290	$14,708
Adjusted EBITDA(b)	$2,151	$2,339	$2,559	$2,725	$2,831	$2,906
Adjusted Operating Income(b)	$1,669	$1,845	$2,058	$2,204	$2,278	$2,321
Adjusted EPS(b)	$2.24	$2.50	$2.87	$3.13	$3.41	$3.66

(a)	The unaudited financial projections for Orange assumed, for illustrative purposes, a closing date for the Combination Transactions of December 31, 2015, do not give effect to Orange’s financial reporting under IFRS, adjustments to align the accounting policies of CCE, Olive and Black, purchase price adjustments or any other similar adjustments or changes and were not prepared in accordance with the rules applicable to the preparation of pro forma financial statements.
(b)	Adjusted to (i) include cost improvement initiatives unrelated to the Combination Transactions that are in process at CCE, Olive and Black, and potential Combination Transactions synergies, in each case relating to procurement, supply chain, and general & administrative expense initiatives, totaling in the aggregate and on a run-rate basis approximately $457 million by 2019E comprised of the projected run-rate for cost savings unrelated to the Combination Transactions (including a portion that is not projected to be incremental to Adjusted EBITDA, Adjusted Operating Income and Adjusted EPS due to reinvestment and other factors) plus the midpoint of the projected range of run-rate Combination Transactions synergies anticipated by CCE management to be realized; (ii) exclude certain nonrecurring costs, including, among other items, the net out-of-period mark-to-market impact of non-designated commodity hedges, nonrecurring restructuring costs, and costs related to the achievement of potential Combination Transactions synergies; and (iii) in the case of Adjusted EPS, reflect the tax impact of these adjustments.

NONE OF CCE, OLIVE, OLIVE HOLDCO, BLACK, ORANGE OR RED UNDERTAKES ANY OBLIGATION TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED FINANCIAL PROJECTIONS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Opinions of CCE’s Financial Advisors

Opinion of Lazard Frères & Co. LLC

CCE has retained Lazard to act as its financial advisor. As part of this engagement, CCE requested that Lazard evaluate the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of CCE Common Stock (other than Orange, Red, Olive, Olive HoldCo and any of their respective subsidiaries, CCE with respect to treasury stock, and holders who are entitled to and properly demand an appraisal of their shares of CCE Common Stock) in the Merger (after giving effect to the consummation of the Black Contribution and the Olive Contribution). At a meeting of the CCE Board held to evaluate the Combination Transactions on August 6, 2015, Lazard rendered an oral opinion to the CCE Board, subsequently confirmed in writing, to the effect that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Lazard’s written opinion, the Merger Consideration to be received by the holders of CCE Common Stock (other than Orange, Red, Olive, Olive HoldCo and any of their respective subsidiaries, CCE with respect to treasury stock, and holders who are entitled to and properly demand an appraisal of their shares of CCE Common Stock) in the Merger (after giving effect to the consummation of the Black Contribution and the Olive Contribution) was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated August 6, 2015, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached as Annex E-1 to this proxy statement/prospectus and is incorporated herein by reference. The Lazard opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Combination Transactions or any matter relating thereto. We encourage you to read Lazard’s opinion carefully and in its entirety.

Lazard’s opinion was provided for the benefit of the CCE Board and was rendered to the CCE Board in connection with its evaluation, from a financial point of view, of the Merger Consideration to be received by the holders of CCE Common Stock (other than Orange, Red, Olive, Olive HoldCo and any of their respective subsidiaries, CCE with respect to treasury stock, and holders who are entitled to and properly demand an appraisal of their shares of CCE Common Stock) and did not address any other aspects of the Combination Transactions.

Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion. Lazard’s opinion did not express any opinion as to the prices at which shares of CCE Common Stock or Orange Shares may trade at any time subsequent to the announcement of the Combination Transactions.

In connection with its engagement, Lazard was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with CCE, and its opinion did not address the relative merits of the Combination Transactions as compared to any other transaction or business strategy in which CCE might engage or the merits of the underlying decision by CCE to engage in the Combination Transactions.

The following is a summary of Lazard’s opinion. We encourage you to read Lazard’s written opinion carefully in its entirety.

In connection with its opinion, Lazard:

•	Reviewed the financial terms and conditions of a draft of the Master Agreement, a draft of the Merger Agreement and a draft of the Shareholders’ Agreement;

•	Reviewed certain publicly available historical business and financial information relating to CCE;

•	Reviewed various financial forecasts and other data provided to Lazard by the management of CCE relating to the business of CCE, reviewed various financial forecasts and other data provided to CCE by the management of Black relating to the business of Black for fiscal years 2015 to 2017, as adjusted and extrapolated by the management of CCE, reviewed various financial forecasts and other data provided to CCE by the management of Olive relating to the business of Olive for fiscal years 2015 to 2017, as adjusted and extrapolated by the management of CCE, and reviewed the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of CCE, Olive and Black to be realized from the Combination Transactions;

•	Held discussions with members of the senior management of CCE with respect to the businesses and prospects of CCE, Black, Olive and Orange, held discussions with members of the senior managements of each of Black and Olive with respect to the businesses and prospects of Black and Olive, respectively, and held discussions with members of the senior managements of each of CCE, Olive and Black with respect to the projected synergies and other benefits anticipated by the managements of each of CCE, Olive and Black to be realized from the Combination Transactions;

•	Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of CCE and Orange;

•	Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be relevant in certain respects in evaluating the business of CCE;

•	Reviewed historical stock prices and trading volumes of CCE Common Stock;

•	Reviewed the potential pro forma financial impact of the Combination Transactions on Orange based on the financial forecasts referred to above relating to CCE, Olive and Black; and

•	Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of CCE, Black, Olive or Orange, or concerning the solvency or fair value of CCE, Black, Olive or Orange, and Lazard was not furnished with any such valuation or appraisal. CCE management directed Lazard to utilize, for purposes of Lazard’s analysis of CCE, the “go it alone” financial forecasts prepared by the management of CCE and not the illustrative “Spark” forecasts and, for purposes of Lazard’s analysis of Black, Olive and Orange, the financial forecasts and other data prepared or endorsed by the management of CCE. Lazard assumed, with CCE’s consent, that the financial forecasts utilized in its analyses, including those related to projected synergies and other benefits anticipated by the management of CCE, Olive and Black to be realized from the Combination Transactions, were reasonably prepared on bases reflecting the best then currently available estimates and judgments as to the future financial performance of CCE, Black, Olive and Orange, respectively, and such synergies and other benefits. In addition, Lazard assumed, with the consent of CCE, that such financial forecasts and projected synergies and other benefits would be realized in the amounts and at the times contemplated thereby. Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based.

In rendering its opinion, Lazard assumed, with the consent of CCE, that the Combination Transactions would be consummated on the terms described in the Master Agreement, the Merger Agreement and the Shareholders’ Agreement, without any waiver or modification of any material terms or conditions. Representatives of CCE advised Lazard, and Lazard assumed, that the Master Agreement, the Merger Agreement and the Shareholders’ Agreement, when executed, would conform to the drafts reviewed by Lazard in all material respects. Lazard also assumed, with the consent of CCE, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Combination Transactions would not have an adverse effect on CCE, Black, Olive or Orange or the Combination Transactions. Lazard did not express any opinion as to any tax or other consequences that might result from the Combination Transactions, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that CCE obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Merger Consideration to the extent expressly specified in its opinion) of the Combination Transactions, including, without limitation, the form or structure of the Combination Transactions or any agreements or arrangements entered into in connection with, or contemplated by, the Combination Transactions. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Combination Transactions, or class of such persons, relative to the Merger Consideration or otherwise.

Summary of Material Financial Analysis

The following is a brief summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction and that were reviewed with the CCE Board in connection with rendering Lazard’s opinion. The summary of Lazard’s financial analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

In arriving at its opinion, Lazard did not draw, in isolation, conclusions from or with regard to any one factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Considering selected portions of the analyses and reviews in the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CCE, Black, Olive and Orange. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to CCE, Black, Olive or Orange or the Combination Transactions, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 6, 2015, and is not necessarily indicative of current market conditions. Throughout its analyses, Lazard assumed for illustrative purposes, with the consent of CCE, a date of the Completion of December 31, 2015 and, where applicable, Lazard converted foreign currencies to USD assuming spot exchange rates of $1.12/€, $1.57/£, $0.14/NOK and $0.12/SEK.

Discounted Cash Flow Analyses

CCE Valuation Analysis Based on Discounted Cash Flow

Lazard performed a discounted cash flow analysis of CCE to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows that CCE was forecasted to generate from December 31, 2015, through fiscal year 2020, in each case, based on projections provided by the management of CCE and extrapolations therefrom. Lazard also calculated a terminal value for CCE by applying a perpetuity growth rate, based on its professional judgment given the nature of CCE and its business and industry, of 2.0%, to the projected stand-alone unlevered, after-tax free cash flows of CCE in the terminal year. The cash flows and the terminal value were then discounted to present value using a discount rate of 6.5% to 7.5%, based on an estimate of CCE’s weighted average cost of capital, to derive a range of implied enterprise values for CCE. A range of implied equity values for CCE was then calculated by reducing the range of implied enterprise values by the amount of CCE’s projected net debt (calculated as debt less cash and cash equivalents) as of December 31, 2015. Lazard performed this analysis for CCE on a stand-alone basis as of December 31, 2015, and discounted the implied value per-share resulting from its analysis to July 30, 2015 using a discount rate of 8.0% to 9.0%, based on an estimate of CCE’s cost of equity, adjusted for interim dividends to CCE Shareholders. Lazard’s analysis indicated an implied per-share equity value reference range for CCE on a stand-alone basis of approximately $38.25 to $49.25.

Orange Pro Forma Valuation Analysis Based on Discounted Cash Flow

Lazard performed a value creation analysis by comparing the range of implied stand-alone per-share equity values for CCE based on the discounted cash flow analysis described above to the Merger Consideration for each outstanding share of CCE Common Stock determined as the sum of (i) the range of implied pro forma per-share equity values of Orange after consummation of the Combination Transactions and (ii) the estimated present value of the Cash Consideration of $14.50 for each outstanding share of CCE Common Stock.

Lazard calculated the range of implied pro forma per-share equity values of Orange based on a combined business plan which comprised stand-alone projections by the management of CCE for each of CCE, Olive and Black, and projected operating synergies of the combined business and anticipated tax savings, in each case, as provided or endorsed by the management of CCE.

Lazard performed a discounted cash flow analysis of Orange to calculate the estimated present value of the unlevered, after-tax free cash flows that Orange was forecasted to generate from December 31, 2015, through fiscal year 2020 based on (i) financial projections for CCE, as projected by the management of CCE, (ii) financial projections for Black, as projected by the management of Black, with extrapolations and adjustments thereto made by, and provided to Lazard by, the management of CCE, and (iii) financial projections for Olive, as projected by the management of Olive, with extrapolations and adjustments thereto made by the management of CCE, which, in each case, did not take into account the operating synergies of the combined business and anticipated tax savings, as projected by the management of CCE, Olive and Black to be realized from the Combination Transactions. Lazard also calculated a terminal value for Orange by applying a perpetuity growth rate, based on its professional judgment given the nature of Orange and its business and industry, of 2.0%, to the projected unlevered, after-tax free cash flows of Orange in the terminal year. The cash flows and the terminal value were then discounted to present value using a discount rate of 6.5% to 7.5%, based on an estimate of Orange’s expected weighted average cost of capital, to derive a range of implied enterprise values for Orange. A range of implied equity values for Orange was then calculated by reducing the range of implied enterprise values by the amount of Orange’s projected net debt (calculated as debt less cash and cash equivalents), taking into account the Combination Transactions, assuming a date of the Completion of December 31, 2015. Lazard performed this analysis for Orange on a stand-alone basis as of December 31, 2015, and discounted the implied value per-share resulting from its analysis to July 30, 2015, using a discount rate of 8.0% to 9.0%, based on an estimate of Orange’s expected cost of equity, adjusted for interim dividends to CCE shareholders. Lazard also performed a discounted cash flow analysis to calculate the estimated present value of the unlevered, after-tax free cash flows that Orange was forecasted to generate from the operating synergies of the combined business and anticipated tax savings, as projected by the management of CCE, Olive and Black to be realized from the Combination Transactions. Lazard’s analysis indicated an implied per-share value range for the operating synergies of the combined business and anticipated tax savings to be realized from the Combination Transactions of approximately $6.75 to $8.25 (based on the midpoint of the run-rate combination synergies projected to be realized from the Combination Transactions). After taking into account the value of the operating synergies of the combined business and anticipated tax savings to be realized from the Combination Transactions, Lazard’s analysis indicated an implied per-share equity value reference range for Orange of approximately $40.75 to $52.25.

Lazard compared the Merger Consideration for each outstanding share of CCE Common Stock determined as the sum of (i) this implied per-share equity value reference range for Orange, and (ii) the estimated present value of the cash portion of the Merger Consideration of $14.50 for each outstanding share of CCE Common Stock, which resulted in a per-share reference range of $54.75 to $66.25, to the implied per-share equity value reference range resulting from Lazard’s discounted cash flow analysis for CCE on a stand-alone basis of approximately $38.25 to $49.25.

Selected Publicly Traded Companies Analyses

CCE Valuation Analysis Based on Trading Comparables

In performing a selected publicly traded companies analysis of CCE, Lazard reviewed publicly available financial and market information for the following selected public companies (which we refer to in this section “The Merger–Opinions of CCE’s Financial Advisors–Opinion of Lazard Frères & Co. LLC” as the “Selected Public Companies”), which Lazard deemed most relevant to consider in relation to CCE, based on its professional judgment and experience, because they are publicly traded large-scale bottling companies with operations that for purposes of this analysis Lazard considered similar to the operations of CCE: Dr. Pepper Snapple Group, Inc., Britvic plc, Coca-Cola HBC, Coca-Cola Amatil and Coca-Cola FEMSA.

Lazard reviewed, among other things, enterprise values of the Selected Public Companies as a multiple of estimated earnings before interest, taxes, depreciation and amortization (which we refer to in this section “The Merger–Opinions of CCE’s Financial Advisors–Opinion of Lazard Frères & Co. LLC” as “EBITDA”) for calendar year 2016. Enterprise values were generally calculated as equity value (based on the per-share closing price of each Selected Public Company on July 30, 2015 multiplied by such company’s outstanding equity securities on such date), plus debt, plus minority interest, less cash and cash equivalents, less equity investments (in the case of debt, minority interest, cash and cash equivalents, and equity investments, as set forth on the most recent publicly available balance sheet of such company, and in the case of minority interest and equity investments, where applicable). Lazard also reviewed the per-share closing price of each Selected Public Company on July 30, 2015 as a multiple of estimated earnings per-share (which we refer to in this section “The Merger–Opinions of CCE’s Financial Advisors–Opinion of Lazard Frères & Co. LLC” as “EPS”) for calendar year 2016. The financial data of the Selected Public Companies used by Lazard for these analyses was based on publicly available research analysts’ estimates. The overall low to high calendar year 2016 estimated EBITDA multiples observed for the Selected Public Companies were 9.1x to 11.6x (with a mean of 9.9x and a median of 9.4x). The overall low to high calendar year 2016 estimated EPS multiples observed for the Selected Public Companies were 13.7x to 20.8x (with a mean of 18.1x and a median of 18.8x).

Based on its review of the Selected Public Companies (and, in particular, the multiples summarized above) and its experience and professional judgment, Lazard applied a reference range of EBITDA multiples of 10.0x-11.5x to the projections provided to Lazard by the management of CCE of estimated EBITDA for CCE for the calendar year 2016. This analysis indicated an implied per-share equity value reference range of approximately $38.75 to $47.00 for CCE.

Lazard also applied a reference range of EPS multiples of 14.0x-18.0x to the projections provided to Lazard by the management of CCE of estimated EPS for CCE for the calendar year 2016. This analysis indicated an implied per-share equity value reference range of approximately $39.75 to $51.25 for CCE.

Orange Pro Forma Valuation Analyses Based on Trading Comparables

Lazard performed a value creation analysis by comparing the range of implied per-share equity values for CCE based on the selected publicly traded companies analyses described above to the Merger Consideration for each outstanding share of CCE Common Stock determined as the sum of (i) the range of implied pro forma per-share equity values of Orange after consummation of the Combination Transactions and (ii) the estimated present value of the cash portion of the Merger Consideration of $14.50 for each outstanding share of CCE Common Stock.

Lazard calculated a reference range of pro forma per-share equity values of Orange following the Completion by applying, based on its review of the Selected Public Companies (which Lazard also deemed relevant to consider in relation to Orange) and in particular, the multiples summarized above, and its experience and professional judgment, a reference range of multiples of 10.0x-11.5x (which is the same as the range of multiples applied to determine the per-share equity value reference range for CCE) to the estimated EBITDA for Orange for the calendar year 2016, based on projections provided by the management of CCE, which did not take into account the operating synergies of the combined business and anticipated tax savings, as projected by the management of CCE, Olive and Black to be realized from the Combination Transactions. After taking into account the implied per-share discounted cash flow value range of the operating synergies of the combined business and anticipated tax savings projected by the management of CCE, Olive and Black to be realized from the Combination Transactions of approximately $6.75 to $8.25, this analysis indicated a per-share equity value reference range of approximately $39.50 to $46.50 for Orange on a pro forma basis.

Lazard then compared the Merger Consideration for each outstanding share of CCE Common Stock determined as the sum of (i) this implied per-share equity value reference range for Orange, and (ii) the estimated present value of the cash portion of the Merger Consideration of $14.50 for each outstanding share of CCE Common Stock, which resulted in a per-share reference range of $53.75 to $60.50, to the implied per-share equity value reference range resulting from Lazard’s trading comparables analysis for CCE on a stand-alone basis of approximately $38.75 to $47.00.

Lazard also calculated a reference range of pro forma per-share equity values of Orange following the Completion by applying, based on its review of the Selected Public Companies (and in particular, the multiples summarized above) and its experience and professional judgment, a reference range of multiples of 14.0x-18.0x (which is the same as the range of multiples applied to determine the per-share equity value reference range for CCE) to the estimated EPS for Orange for the calendar year 2016, based on projections provided by the management of CCE, which did not take into account the operating synergies of the combined business, as projected by the management of CCE, Olive and Black to be realized from the Combination Transactions. After taking into account the implied per-share discounted cash flow value range of the operating synergies of the combined business projected by the management of CCE, Olive and Black to be realized from the Combination Transactions, this analysis indicated a per-share equity value reference range of approximately $38.50 to $48.25 for Orange on a pro forma basis.

Lazard then compared the Merger Consideration for each outstanding share of CCE Common Stock determined as the sum of (i) this implied per-share equity value reference range for Orange, and (ii) the estimated present value of the cash portion of the Merger Consideration of $14.50 for each outstanding share of CCE Common Stock, which resulted in a per-share reference range of $52.50 to $62.25, to the implied per-share equity value reference range resulting from Lazard’s trading comparables analysis for CCE on a stand-alone basis of approximately $39.75 to $51.25.

Illustrative CCE Valuation Analysis Based on Selected Precedent Transactions

Lazard reviewed and analyzed certain publicly available financial information (and, for certain transactions, certain non-public information) for selected precedent merger and acquisition transactions with transaction enterprise values in the range of $0.8 billion to $14.2 billion involving companies principally in the bottling industry that Lazard believed, based on its experience with companies in this industry, to be relevant for purposes of this analysis. Although none of the selected precedent transactions or the target companies party to such transactions are directly comparable to the Combination Transactions or CCE, the transactions were chosen because they involve targets that, for purposes of analysis, may be considered to principally operate in the same industry as CCE. The transactions reviewed were:

Announcement Date	Acquiror	Target
January 2013	CCIP	Iberian Bottlers
December 2012	FEMSA	CCB Philippines
November 2012	A.G. Barr	Britvic(a)
February 2010	The Coca-Cola Company	CCE North America
February 2010	CCE	Nordic
April 2009	PepsiCo	Pepsi Americas
April 2009	PepsiCo	PBG
November 2008	Lion Nathan	Coca-Cola Amatil(a)

Notes:

(a)	Transaction not completed.

Lazard reviewed transaction values and calculated the enterprise value implied for the target company based on the consideration to be paid in the selected transaction, as a multiple of the target company’s last 12 months (“LTM”) EBITDA (in each case, to the extent publicly available and calculated for the last 12-month period available prior to the date of announcement of such transaction). The financial data used by Lazard for the selected transactions was based on publicly available information at the time of announcement of the relevant transaction (and, for certain transactions, certain non-public information) and, in the case of acquisitions in which CCE was the acquirer, information provided by CCE management. The overall low to high enterprise value to LTM EBITDA multiples observed for the selected precedent transactions were 8.3x to 13.5x (with a mean of 9.8x).

Based on its review of the selected precedent transactions (and, in particular, the multiples summarized above) and its experience and professional judgment, Lazard applied a reference range of LTM EBITDA multiples of 9.0x to 13.5x to the projections provided to Lazard by the management of CCE of estimated LTM EBITDA for CCE as of June 30, 2015. This analysis indicated an implied per-share equity value reference range of approximately $31.00 to $54.75 for CCE.

Other Factors

Lazard also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice but were referenced for informational purposes, including, among other things, the analyst price targets for CCE on a stand-alone basis and the estimated present value of the implied 2017 per-share equity value reference range of each of CCE (on a stand-alone basis) and Orange (on a pro forma basis).

Miscellaneous

In connection with Lazard’s services as financial advisor, CCE has agreed to pay Lazard an aggregate fee of approximately $34,000,000, a portion of which was payable upon the rendering of Lazard’s opinion and a substantial portion of which is contingent upon the Completion. CCE also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard’s engagement.

Lazard in the past has provided, currently is providing and in the future may provide certain investment banking services to CCE, Red and certain of their respective affiliates, for which Lazard has received and may receive compensation, including, during the past two years, advice to Red in connection with its minority stake in Keurig Green Mountain, Inc.

In the ordinary course of their respective businesses, Lazard and its affiliates and employees may trade securities of CCE, Red and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of CCE, Red, Black, Olive and certain of their respective affiliates and receive compensation therefor. As discussed by Lazard with CCE, a Managing Director of Lazard Asesores Financieros, S.A., Lazard’s Spanish affiliate, owns a small interest in Olive and is a member of the Board of Directors of Olive; he has not been involved in Lazard’s services for CCE in connection with the Combination Transactions. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as a financial advisor to CCE because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of CCE.

The opinion and analyses of Lazard were only one of many factors taken into consideration by the CCE Board in its evaluation of the Combination Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the CCE Board or CCE management with respect to the Merger Consideration or as to whether the CCE Board would have been willing to determine that a different consideration was fair. The Merger Consideration was determined through arm’s-length negotiations between CCE and its advisors, on the one hand, and each of Red and Olive and their respective advisors, on the other hand, and was approved by the CCE Board. Lazard provided advice to the CCE Board and CCE management during these negotiations. Lazard did not, however, recommend any specific amount of consideration to the CCE Board or CCE management or that any specific amount of consideration constituted the only appropriate consideration in the Combination Transactions for the holders of CCE Common Stock.

Opinion of Credit Suisse Securities (USA) LLC

CCE has engaged Credit Suisse as a financial advisor to the CCE Board and the FRC in connection with the Merger. As part of this engagement, the CCE Board and the FRC requested that Credit Suisse evaluate the fairness, from a financial point of view, of the Merger Consideration to be received by holders of CCE Common Stock. On August 6, 2015, at a meeting of the CCE Board and the FRC held to evaluate the proposed Merger, Credit Suisse rendered an oral opinion, confirmed by delivery of a written opinion dated August 6, 2015, to the CCE Board and the FRC to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the Merger Consideration to be received by holders of CCE Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Credit Suisse’s written opinion, dated August 6, 2015, to the CCE Board and the FRC, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Credit Suisse in connection with such opinion, is attached to this proxy statement/prospectus as Annex E-2 and is incorporated into this proxy statement/prospectus by reference in its entirety. The description of Credit Suisse’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s opinion. Credit Suisse’s opinion was provided to the CCE Board and the FRC (in their capacities as such) for their information in connection with their evaluation of the Merger Consideration from a financial point of view and did not address any other aspect or implication of the proposed Merger or any related transactions, including the relative merits of the Merger or any related transactions as compared to alternative transactions or strategies that might be available to CCE or the underlying business decision of CCE to proceed with the Merger or any related transactions. Credit Suisse’s opinion does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed merger, any related transactions or otherwise.

In arriving at its opinion, Credit Suisse reviewed execution versions, each dated August 6, 2015, of the Merger Agreement and the Master Agreement and certain publicly available business and financial information relating to CCE, Olive and Black, collectively referred to in this section as the “contributed entities.” Credit Suisse also reviewed certain other information relating to the contributed entities and Orange provided to or discussed with Credit Suisse by the respective managements of the contributed entities, including financial forecasts and estimates relating to the contributed entities and Orange prepared by the management of CCE and met with the respective managements of the contributed entities to discuss the businesses and prospects of the contributed entities and Orange. Credit Suisse also considered certain financial data of the contributed entities and Orange and stock market data of CCE, and considered that data with similar data for publicly held companies in businesses it deemed similar to those of the contributed entities and Orange, and Credit Suisse considered, to the extent publicly available, the terms of certain other business combinations and transactions which have been effected or announced. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and Credit Suisse assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts and estimates for the contributed entities and Orange that Credit Suisse was directed by the management of CCE to utilize in its analyses, the management of CCE advised Credit Suisse, and Credit Suisse assumed, with CCE’s consent, that such forecasts and estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the contributed entities as to the future financial performance of the contributed entities and Orange and the other matters covered thereby. With respect to estimates provided to Credit Suisse by the management of CCE regarding cost savings and tax benefits anticipated to result from the Merger and the related transactions, the management of CCE advised Credit Suisse, and Credit Suisse assumed, with CCE’s consent, that such estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the contributed entities and that such cost savings and tax benefits would be realized in the amounts and at the times indicated thereby. Credit Suisse assumed, with CCE’s consent, that any audited financial statements required to be prepared in connection with the Merger and the related transactions would not reflect any information that would affect its analyses or opinion in any material respect. Credit Suisse also assumed, with CCE’s consent, that any reconciliations or other differences with respect to any financial information relating to Olive, Black or Orange between international financial reporting standards and U.S. generally accepted accounting principles would not be meaningful in any respect to its analysis. With respect to certain financial forecasts and estimates for the contributed entities and Orange, Credit Suisse utilized, at CCE’s direction, certain United States dollar exchange rates and Credit Suisse assumed, with CCE’s consent and instruction, that such exchange rates were reasonable to utilize for purposes of its analyses and that any currency or exchange rate fluctuations would not be meaningful in any respect to its analyses or opinion.

Credit Suisse assumed, with CCE’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger or the related transactions, no delay, limitation, restriction or condition, including divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on the contributed entities, Orange, the Merger or any related transactions (including the contemplated benefits thereof) and that the Merger and the related transactions would be consummated in accordance with the terms of the transaction agreements and the related agreements and in compliance with all applicable laws, documents and other requirements without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of CCE advised Credit Suisse, and Credit Suisse also assumed, that the terms of the Merger Agreement and the Master Agreement, when executed, would conform in all material respects to the terms reflected in the execution versions reviewed by Credit Suisse. In addition, Credit Suisse was not requested to make, and it did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of any of the contributed entities or any other entity, nor was Credit Suisse furnished with any such evaluations or appraisals and Credit Suisse assumed, with CCE’s consent, that appropriate reserves and other provisions were made with respect to, and that there were no undisclosed, liabilities of or relating to the contributed entities or any other entity. Credit Suisse did not express any opinion with respect to accounting, tax, regulatory, legal or similar matters (including, without limitation, any accounting or tax consequences of the Merger or any related transactions), and Credit Suisse relied, with CCE’s consent, upon the assessments of representatives of CCE as to such matters.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. Credit Suisse’s opinion addressed only the fairness, from a financial point of view and as of the date of its opinion, of the Merger Consideration and did not address any other aspect or implication of the Merger or any related transactions, including governance rights and attributes of any securities received, and further did not consider any discounts or premiums for control or lack thereof. Credit Suisse’s opinion also did not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger or any related transactions, or class of such persons, relative to the Merger Consideration or otherwise. Credit Suisse did not express any opinion as to what the value of Orange

Shares actually would be when issued or the prices at which CCE Common Stock, Orange Shares or other securities would trade or be transferable at any time. Credit Suisse’s opinion also did not address the relative merits of the Merger or any related transactions as compared to alternative transactions or strategies that might be available to CCE, nor did it address the underlying business decision of CCE to proceed with the Merger or any related transactions. Credit Suisse was not requested to, and it did not, solicit third party indications of interest in acquiring all or any part of CCE. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee.

In preparing its opinion to the CCE Board and the FRC, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the contributed entities. No company, transaction or business used for comparative purposes in Credit Suisse’s analyses is identical to the contributed entities, Orange or the proposed Merger and the related transactions, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, determine or recommend the specific consideration payable in the proposed Merger, which Merger Consideration was determined through negotiations among CCE, Red and Olive, and the decision to enter into the Merger Agreement was solely that of the CCE Board and the FRC. Credit Suisse’s opinion and financial analyses were only one of many factors considered by the CCE Board and the FRC in their evaluation of the proposed Merger and should not be viewed as determinative of the views of the CCE Board or the FRC or CCE management with respect to the Merger and the related transactions or the Merger Consideration.

The following is a summary of the material financial analyses reviewed with the CCE Board and the FRC on August 6, 2015 in connection with Credit Suisse’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse’s financial analyses. For purposes of the analyses described below, (i) the terms “EBITDA” and “EPS” mean earnings before interest, taxes, depreciation and amortization and earnings per share, respectively, and references to “adjusted EBITDA,” “adjusted EPS” and “adjusted net income” exclude nonrecurring restructuring costs, (ii) the term “CCE forecasts” refers to the financial forecasts and estimates relating to CCE prepared by the management of CCE and the term “Orange forecasts” refers to the financial forecasts and estimates relating to Orange prepared by the management of CCE, (iii) discounts or premiums for control or lack thereof were not taken into account and (iv) approximate implied per share equity value reference ranges derived from the financial analyses described below were as of December 31, 2015 per the managements of the contributed entities, discounted to August 4, 2015 utilizing a discount rate of 8.5% and adjusted for interim dividends to holders of CCE Common Stock, and were rounded to the nearest $0.05.

Selected Public Companies Analyses. Credit Suisse performed separate selected public companies analyses of CCE on a stand-alone basis and Orange in which Credit Suisse reviewed certain financial and stock market information relating to CCE, Orange and the following eight selected publicly traded companies that Credit Suisse in its professional judgment considered generally relevant, consisting of five publicly traded developed market companies with operations in the non-alcoholic, ready-to-drink beverage bottling industry, referred to as the selected developed market companies, and three emerging market companies with operations in the non-alcoholic, ready-to-drink beverage bottling industry, referred to as the selected emerging market companies, and, together with the selected developed market companies, the selected companies:

Selected Developed Market Companies	Selected Emerging Market Companies
• A.G. BARR p.l.c. • Britvic plc • Coca-Cola Amatil Limited • Coca-Cola HBC AG • Dr Pepper Snapple Group, Inc.	• Arca Continental S.A.B. de C.V. • Coca-Cola İçecek A.Ş. • Coca-Cola FEMSA, S.A.B. de C.V.

CCE. In performing a selected public companies analysis of CCE on a stand-alone basis, Credit Suisse reviewed enterprise values, calculated as fully-diluted equity values based on closing stock prices as of August 4, 2015 plus debt and minority interests (as applicable) less cash and cash equivalents and equity investments (as applicable), as a multiple of calendar year 2016 estimated EBITDA. Credit Suisse also reviewed equity values based on closing stock prices as of August 4, 2015, as a multiple of calendar year 2016 estimated EPS. The overall low to high calendar year 2016 estimated EBITDA multiples observed for the selected companies were 9.2x to 12.3x, with overall low to high calendar year 2016 estimated EBITDA multiples observed for the selected developed market companies and the selected emerging market companies of 9.2x to 12.3x (with a mean of 10.5x) and 9.2x to 10.1x (with a mean of 9.6x), respectively. The overall low to high calendar year 2016 estimated EPS multiples observed for the selected companies were 13.8x to 20.4x, with overall low to high calendar year 2016 estimated EPS multiples observed for the selected developed market companies and the selected emerging market companies of 13.8x to 20.4x (with a mean of 17.8) and 17.0x to 19.5x (with a mean of 18.6x), respectively. Credit Suisse noted that the calendar year 2016 estimated adjusted EBITDA multiples observed for CCE based on its unaffected closing stock price on July 30, 2015 (prior to press reports regarding a potential transaction involving CCE), utilizing both publicly available research analysts’ consensus estimates and the CCE forecasts, were 11.5x and 11.2x, respectively, and such multiples observed for CCE based on its closing stock price on August 4, 2015 were 12.4x and 12.2x, respectively. Credit Suisse also noted that the calendar year 2016 estimated adjusted EPS multiples observed for CCE based on its unaffected closing stock price on July 30, 2015, utilizing both publicly available research analysts’ consensus estimates and the CCE forecasts, were 16.5x and 15.9x, respectively, and such multiples observed for CCE based on its closing stock price on August 4, 2015 were 18.1x and 17.6x, respectively. Credit Suisse then applied selected ranges of calendar year 2016 estimated adjusted EBITDA multiples and calendar year 2016 estimated adjusted EPS multiples of 10.5x to 11.75x and 15.5x to 16.75x, respectively, derived from the selected companies to corresponding data of CCE. Financial data of the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Financial data of CCE was based on publicly available research analysts’ consensus estimates and the CCE forecasts. This analysis indicated an approximate implied per share equity value reference range for CCE of $41.85 to $48.50.

Orange. In performing a selected public companies analysis of Orange, Credit Suisse applied the same selected ranges of calendar year 2016 estimated adjusted EBITDA multiples and calendar year 2016 estimated adjusted EPS multiples of 10.5x to 11.75x and 15.5x to 16.75x, respectively, derived from the selected companies as described above to corresponding data of Orange, after taking into account (i) potential cost savings anticipated by the management of CCE to result from the Merger and the related transactions in calendar year 2016, referred to as potential calendar year 2016 cost savings, and (ii) the estimated net present value of potential cost savings and tax benefits anticipated by the management of CCE to result from the Merger and the related transactions during the fiscal years ending December 31, 2016 through December 31, 2020, referred to as potential forecast period cost savings and tax benefits. The estimated net present values (as of December 31, 2015) of potential forecast period cost savings and tax benefits were calculated by applying a selected range of next 12 months EBITDA multiples of 10.0x to 11.0x and utilizing a selected discount rate range of 6.5% to 7.5%. Financial data of Orange was based on the Orange forecasts. This analysis indicated approximate implied per share equity value reference ranges for Orange of $35.53 to $41.94 (after taking into account potential calendar year 2016 cost savings) and $40.90 to $47.85 (after taking into account the estimated net present value of potential forecast period cost savings and tax benefits).

Credit Suisse then compared the approximate implied per share equity value reference range for CCE on a stand-alone basis as described above with the following approximate implied per share equity value reference ranges for Orange assuming a 48% pro forma ownership in Orange of holders of CCE Common Stock (after taking into account both potential calendar year 2016 cost savings and the estimated net present value of potential forecast period cost savings and tax benefits) plus the $14.50 per share Cash Consideration payable in the Merger:

Implied Per Share Equity Value Reference Range Assuming 48% Pro Forma Ownership of Holders of CCE Common Stock Including
Implied Per Share Equity Value Reference Range for CCE on Standalone Basis	Potential Calendar Year 2016 Cost Savings	Estimated Net Present Value of Potential Forecast Period Cost Savings and Tax Benefits
$41.85–$48.50	$48.95–$55.15	$54.15–$60.85

Credit Suisse noted that this analysis implied a potential value creation for holders of CCE Common Stock assuming a 48% pro forma ownership in Orange relative to the approximate implied per share equity value reference range for CCE on a stand-alone basis of approximately 14% to 17% (after taking into account potential calendar year 2016 cost savings) and 25% to 29% (after taking into account the estimated net present value of potential forecast period cost savings and tax benefits).

Discounted Cash Flow Analyses. Credit Suisse performed separate discounted cash flow analyses of CCE on a stand-alone basis and Orange by calculating estimated present values of the stand-alone unlevered, after-tax free cash flow that CCE and Orange were each forecasted to generate during the fiscal years ending December 31, 2016 through December 31, 2020 based on the CCE forecasts and the Orange forecasts, in each case assuming normalized tax rates and capital expenditures after the end of such forecast period.

CCE. In performing a discounted cash flow analysis of CCE, Credit Suisse calculated terminal values for CCE by applying to CCE’s fiscal year 2020 estimated adjusted EBITDA a selected range of next 12 months EBITDA multiples of 10.0x to 11.0x. The estimated present values (as of December 31, 2015) of the cash flows and terminal values were then calculated using a selected range of discount rates of 6.5% to 7.5%. This analysis indicated an approximate implied per share equity value reference range for CCE of $43.10 to $49.80.

Orange. In performing a discounted cash flow analysis of Orange, Credit Suisse calculated terminal values for Orange by applying to Orange’s fiscal year 2020 estimated adjusted EBITDA, both before and after taking into account the estimated net present value of potential forecast period cost savings and tax benefits, a selected range of next 12 months EBITDA multiples of 10.0x to 11.0x. The estimated present values (as of December 31, 2015) of the cash flows and terminal values were then calculated using a selected range of discount rates of 6.5%

to 7.5%. This analysis indicated approximate implied per share equity value reference ranges for Orange of $35.63 to $41.47 (before taking into account the estimated net present value of potential forecast period cost savings and tax benefits) and $41.99 to $49.05 (after taking into account the estimated net present value of potential forecast period cost savings and tax benefits).

Credit Suisse then compared the approximate implied per share equity value reference range for CCE on a stand-alone basis as described above with the following approximate implied per share equity value reference range for Orange assuming a 48% pro forma ownership in Orange of holders of CCE Common Stock (after taking into account the estimated net present value of potential forecast period cost savings and tax benefits) plus the $14.50 per share Cash Consideration payable in the Merger:

Implied Per Share Equity Value Reference Range for CCE on Standalone Basis	Implied Per Share Equity Value Reference Range Assuming 48% Pro Forma Ownership of Holders of CCE Common Stock
$43.10 – $49.80	$55.20 – $62.00

Credit Suisse noted that this analysis implied a potential value creation for holders of CCE Common Stock assuming a 48% pro forma ownership in Orange relative to the implied per share equity value reference range for CCE on a stand-alone basis of approximately 24% to 28% (after taking into account the estimated net present value of potential forecast period cost savings and tax benefits).

Credit Suisse also noted that this analysis implied a potential value creation for holders of CCE Common Stock assuming a 48% pro forma ownership in Orange relative to the midpoint of the implied per share equity value reference range for CCE on a stand-alone basis of 12% (before taking into account the estimated net present value of potential forecast period cost savings and tax benefits) and 26% (after taking into account the midpoint of the estimated net present value of potential forecast period cost savings and tax benefits).

Selected Precedent Transactions Analysis. Credit Suisse reviewed publicly available financial information of the following 14 selected transactions that Credit Suisse in its professional judgment deemed generally relevant as transactions involving companies with operations in the non-alcoholic, ready-to-drink beverage bottling industry, referred to as the selected transactions:

Announcement Date	Acquiror	Target
October 2014	• The Coca-Cola Company	• Coca-Cola Amatil Indonesia
September 2013	• Suntory Beverage & Food Ltd	• GlaxoSmithKline plc (Lucozade and Ribena nutritional drink brands)
November 2012	• A.G. BARR p.l.c.	• Britvic plc
February 2010	• The Coca-Cola Company	• Coca-Cola Enterprises, Inc. (North America)
February 2010	• Coca-Cola Enterprises, Inc.	• The Coca-Cola Company (Nordic)
September 2009	• Suntory Holdings Limited	• Orangina Schweppes Group
April 2009	• PepsiCo, Inc.	• The Pepsi Bottling Group, Inc.
April 2009	• PepsiCo, Inc.	• PepsiAmericas, Inc.
December 2008	• Asahi Breweries, Ltd.	• Cadbury plc (Schweppes Australia)
November 2008	• Lion Nathan Ltd	• Coca-Cola Amatil Limited
August 2008	• Coca-Cola Hellenic Bottling Company S.A.	• Socib S.p.A.
August 2007	• LG Household & Care Ltd.	• Coca-Cola Korea Bottling Co. Ltd.
July 2007	• Coca-Cola FEMSA, S.A.B. de C.V.	• Refrigerantes Minas Gerais Ltda.
November 2005	• The Blackstone Group International/Lion Capital LLP	• Cadbury Schweppes plc (European Beverages)

Credit Suisse reviewed transaction values, calculated as the purchase prices paid for the target companies in the selected transactions plus debt and minority interests (as applicable) less cash and cash equivalents and equity investments (as applicable), as a multiple of such target companies’ latest 12 months EBITDA. The overall low to high latest 12 months EBITDA multiples observed for the selected transactions were 7.9x to 21.2x (with a mean of 10.7x). Credit Suisse also observed overall low to high implied estimated EBITDA multiples for the selected transactions of 8.3x to 24.8x based on the target companies’ latest 12 months EBITDA multiples after taking into account the increase in the next 12 months estimated EBITDA multiples observed for an index comprised of the selected companies as of August 4, 2015 over the next 12 months estimated EBITDA multiples observed for such index as of the announcement dates of the selected transactions. Credit Suisse then applied a selected range of latest 12 months adjusted EBITDA multiples of 10.5x to 12.5x derived from the selected transactions to the calendar year 2015 estimated adjusted EBITDA of CCE. Financial data of the selected transactions were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Financial data of CCE was based on the CCE forecasts. This analysis indicated an approximate implied per share equity value reference range for CCE of $40.15 to $50.45.

Implied Pro Forma Ownership in Orange. Credit Suisse reviewed illustrative pro forma ownership ranges for holders of CCE Common Stock in Orange based on (i) the relative contributions of the contributed entities to Orange’s calendar years 2015 through 2017 estimated adjusted EBITDA, (ii) the relative approximate implied per share equity value reference ranges for the contributed entities derived from selected public companies analyses and (iii) the relative approximate implied per share equity value reference ranges for the contributed entities derived from discounted cash flow analyses, in each case excluding potential forecast period cost savings and tax benefits. Financial data of the contributed entities were based on, in the case of CCE, the CCE forecasts, and, in the case of Olive and Black, financial forecasts and estimates prepared by the management of CCE.

In its selected public companies analyses of Olive and Black, Credit Suisse reviewed financial and stock market information of Olive, Black and the selected companies. In its selected public companies analysis of Olive, Credit Suisse applied selected ranges of calendar year 2016 estimated adjusted EBITDA multiples and equity values as a multiple of calendar year 2016 estimated adjusted net income of 10.5x to 11.75x and 15.5x to 16.75x, respectively, derived from the selected companies to corresponding data of Olive. In its selected companies analysis of Black, Credit Suisse applied selected ranges of calendar year 2016 estimated adjusted EBITDA multiples and calendar year 2016 estimated adjusted net income multiples of 9.5x to 10.75x and 18.0x to 19.25x (which implied a range of calendar year 2016 estimated adjusted net income multiples of 14.4x to 17.3x assuming a 12.0% cash tax rate), respectively, to corresponding data of Black. See “–Selected Public Companies Analysis” for the selected public companies analysis of CCE.

In its discounted cash flow analyses of Olive and Black, Credit Suisse calculated estimated present values of the stand-alone unlevered, after-tax free cash flow that Olive and Black were each forecasted to generate during the fiscal years ending December 31, 2016 through December 31, 2020. Terminal values for Olive and Black were calculated by applying to the respective fiscal year 2020 estimated adjusted EBITDA of Olive and Black a selected range of next 12 months EBITDA multiples of 10.0x to 11.0x and 9.0x to 10.0x, respectively. The estimated present values (as of December 31, 2015) of the cash flows and terminal values were then calculated using a selected range of discount rates of 6.0% to 7.0%. See “–Discounted Cash Flow Analyses” above for the discounted cash flow analysis of CCE.

This indicated the following illustrative pro forma ownership ranges for holders of CCE Common Stock in Orange, excluding potential forecast period cost savings and tax benefits, as compared to a 48% pro forma ownership in Orange of holders of CCE Common Stock based on the Merger Consideration:

Illustrative Pro Forma Ownership Range Based On
Calendar Year 2015 to 2017 Estimated Adjusted EBITDA	Selected Public Companies Analyses	Discounted Cash Flow Analyses
39% – 42%	41% – 42%	39% – 42%

Miscellaneous

CCE selected Credit Suisse to act as a financial advisor to the CCE Board and the FRC in connection with the Merger based on Credit Suisse’s qualifications, experience, reputation and familiarity with CCE and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

CCE has agreed to pay Credit Suisse for its financial advisory services to the CCE Board and the FRC in connection with the proposed Merger and the related transactions an aggregate fee currently estimated to be approximately $20 million, of which a portion was payable upon delivery of Credit Suisse’s opinion and approximately $18 million is contingent upon closing of the Merger. In addition, CCE has agreed to reimburse Credit Suisse for its expenses, including fees and expenses of legal counsel, and to indemnify Credit Suisse and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement. Credit Suisse and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to CCE and its affiliates for which Credit Suisse and its affiliates have received and would expect to receive compensation, including, during the two-year period prior to the date of Credit Suisse’s opinion, acting or having acted as (i) an underwriter and book-running manager in connection with various securities offerings of CCE and (ii) a joint lead arranger, joint book-running manager and documentation agent for, and as a lender under, a credit facility of CCE. Credit Suisse and its affiliates also in the past have provided, currently are providing and in the future may provide investment banking and other financial services to The Coca-Cola Company and its affiliates for which Credit Suisse and its affiliates have received and would expect to receive compensation, including, during the two-year period prior to the date of Credit Suisse’s opinion, having acted as an underwriter and book-running manager in connection with various securities offerings of The Coca-Cola Company. Credit Suisse and its affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the contributed entities, Orange, The Coca-Cola Company and their respective affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the contributed entities, Orange, The Coca-Cola Company and their respective affiliates and any other company that may be involved in the Merger and the related transactions, as well as provide investment banking and other financial services to such companies.

THE COMBINATION TRANSACTIONS

Overview

Pursuant to the Merger Agreement (as described below) CCE will be merged with and into MergeCo, with MergeCo continuing as the surviving company and an indirect wholly owned subsidiary of Orange. Prior to the Completion, Orange will be converted to a public limited company and be renamed Coca-Cola European Partners plc. Pursuant to the Black Contribution Agreement, Red will transfer 100% of the Black Sale Shares to Orange in exchange for Orange Shares. Pursuant to the Olive Contribution Agreement, Olive HoldCo will transfer all of the Olive Sale Shares to Orange in exchange for Orange Shares. Upon or shortly after the completion of the foregoing, Orange will own the combined European bottling business of CCE, Olive and Black. In addition, it is expected that, shortly after the Completion, Orange, or one of its direct or indirect subsidiaries, will also own the Coca-Cola bottling operations in Iceland. Orange expects that, following the Completion, Orange Shares will be listed on the NYSE, the ASE and the Official List, and admitted to trading on the ASE and Euronext London pursuant to a standard listing, in each case under the symbol “CCE.” In addition, listing on the Spanish Stock Exchanges for trading through the AQS is being pursued.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. It is qualified in its entirety by reference to the Merger Agreement attached as Annex B to, and incorporated by reference into, this proxy statement/prospectus. You are encouraged to read the Merger Agreement in its entirety because it is the legal document that governs the Merger.

Explanatory Note Regarding the Summary of the Merger Agreement

The Merger Agreement and this summary of its terms have been included with this document to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about CCE, Black, Olive or Orange contained in this proxy statement/prospectus or in CCE’s public reports filed with the SEC may supplement, update or modify the provisions regarding factual disclosures about CCE, Black, Olive or Orange contained in the Merger Agreement. In your review of the representations and warranties contained in the Merger Agreement and described in this summary it is important to bear in mind that the representations and warranties have been negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and in some cases have been qualified by disclosures that were made by each party to the other, which disclosures are not reflected in the Merger Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

The Merger

At the effective time of the Merger, CCE will be merged with and into MergeCo in accordance with the DGCL and Delaware Limited Liability Company Act (the “DLLCA”) and the terms of the Merger Agreement, whereupon the separate existence of CCE will cease, and MergeCo will continue in existence as the surviving company and will succeed to and assume all the rights, debts, liabilities and duties of CCE in accordance with Section 259 and Section 264 of the DGCL and Sections 18-209 of the DLLCA. MergeCo, in its form as an indirect wholly owned subsidiary of Orange following the effective time of the Merger, is referred to as the “surviving company.”

Time of Closing and Effective Time of the Merger

Unless otherwise agreed by the parties to the Merger Agreement, the closing of the Merger will take place at [            ] New York City time on the date upon which the Completion occurs under the Master Agreement. See “The Master Agreement–Time of the Completion of the Master Agreement” in this proxy statement/prospectus. The Merger will become effective at such date and time, referred to herein as the “effective time” of the Merger, as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or such later time as agreed by CCE and Orange and specified in the certificate of merger. The certificate of merger will be filed no later than the date of the closing of the Merger.

Following the effective time of the Merger, the certificate of formation, in the form to be determined by MergeCo prior to the effective time, will be the certificate of formation of the surviving company, and the limited liability company operating agreement of MergeCo immediately prior to the effective time will be the limited liability company operating agreement of the surviving company, until amended in accordance with applicable law and the Shareholders’ Agreement.

Merger Consideration to CCE Shareholders

At the effective time of the Merger, each share of CCE Common Stock outstanding immediately prior to the effective time (excluding shares to be cancelled as described in the following paragraph) will be converted into the right to receive the Merger Consideration.

Also at the effective time of the Merger, the following CCE Common Stock will be cancelled, and no Merger Consideration will be paid with respect thereto: (i) shares held by Red, Olive HoldCo, Olive, Orange or any of their subsidiaries, (ii) shares held by CCE as treasury stock or (iii) shares held by dissenting shareholders who have made and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL, in each case immediately prior to the effective time of the Merger. See “Special Meeting of CCE Shareholders–Appraisal Rights” in this proxy statement/prospectus for a description of dissenters’ appraisal rights.

Based upon the number of issued and outstanding shares of CCE Common Stock as of the record date, an aggregate of approximately [             ] million Orange Shares would be issued and approximately $[             ] in cash would be paid as aggregate Merger Consideration, assuming no CCE Shareholders validly exercise and perfect appraisal rights.

No assurance can be given that the current market price of CCE Common Stock will be equivalent to the market price of Orange Shares and the Cash Consideration at the effective time of the Merger or at any other time. The market price of Orange Shares when received by a CCE Shareholder, together with the Cash Consideration, may be greater or less than the current market price of CCE Common Stock or the market price of CCE Common Stock on the date of the special meeting or any other time.

Treatment of CCE Stock Options and Other Stock-Based Awards

CCE Options

Each option to purchase CCE Common Stock granted under a CCE Shareholder-approved equity compensation plan (a “CCE Option”) that is outstanding immediately prior to the effective time of the Merger will be assumed by Orange and converted into an option to purchase Orange Shares (an “Orange Option”). The per share exercise price of each such Orange Option will be equal to the product (which will be rounded up to the nearest whole cent) of (A) the exercise price of such CCE Option immediately before the effective time of the Merger and (B) a fraction, the numerator of which will be the Orange Share Price (as defined below) and the denominator of which will be the CCE Stock Price. The number of Orange Shares subject to each Orange Option will be equal to the product of (A) the number of shares of CCE Common Stock subject to the CCE Option as of effective time of the Merger (which will be rounded down to the nearest whole share) and (B) a fraction, the numerator of which will be the CCE Stock Price (as defined below) and the denominator of which will be the

Orange Share Price. All such assumed Orange Options will be subject to terms, vesting conditions, and other conditions that are substantially the same as are applicable to the CCE Options immediately prior to the effective time of the Merger. The “Orange Share Price” means the volume weighted average price of an Orange Share on the NYSE on the first full trading day occurring after the Completion. The “CCE Stock Price” means the volume weighted average price of CCE Common Stock on the NYSE on the last full trading day occurring before the Completion.

CCE Restricted and Performance Stock Units

Each CCE restricted or performance stock unit granted under a CCE Shareholder-approved equity compensation plan (including each deferred stock unit under the CCE Deferred Compensation Plan for Non-Employee Directors) (each, a “CCE Stock Unit”) that is outstanding immediately prior to the effective time of the Merger will be replaced upon the effective time of the Merger with one Orange Stock Unit (or deemed investment) with respect to Orange Shares (each, an “Orange Stock Unit”), and a credit of $14.50 for each such unit to the account of the holders of the respective units. All such Orange Stock Units, including the applicable cash credit, will be subject to terms, vesting conditions, and other conditions that are the same as were applicable to the CCE Stock Units immediately prior to the effective time of the Merger, including, with respect to the underlying Orange Shares, an entitlement to the same value of cash dividend equivalents, whether accrued prior to or after the effective time of the Merger.

Exchange of Book-Entry Shares and Stock Certificates Following the Merger

The conversion of CCE Common Stock into the right to receive the Merger Consideration will occur automatically at the effective time of the Merger. Substantially concurrently with the effective time of the Merger, Orange will deposit, or cause to be deposited, Orange Shares and cash sufficient to pay the Merger Consideration with an exchange agent mutually acceptable to Orange and CCE. As soon as reasonably practicable and within five business days following the effective time of the Merger, the exchange agent will send to each person who is a record holder of CCE Common Stock at the effective time of the Merger whose shares were converted into the right to receive the Merger Consideration (i) a letter of transmittal for use in the exchange, and (ii) instructions explaining how to surrender CCE Common Stock certificates or transfer book-entry shares to the exchange agent. After the effective time of the Merger, CCE Common Stock will no longer be outstanding, will automatically be cancelled and will cease to exist.

CCE Shareholders who surrender their stock certificates or book-entry shares, together with a duly completed and validly executed letter of transmittal (together with such other documents as may be customarily required or requested by the exchange agent), will receive the Merger Consideration applicable in respect of the CCE Common Stock held prior to the effective time of the Merger represented by such CCE Shareholder stock certificates or book-entry shares.

The exchange agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable to any former holder of shares of CCE Common Stock such amounts as are required to be withheld or deducted under the Code, or any applicable provision of United States state or local tax law with respect to the making of such payment. Amounts so withheld or deducted and paid over to the applicable governmental authority will be treated as having been paid to the holder of the shares of CCE Common Stock in respect of which such deduction and withholding were made.

No dividends or other distributions with respect to Orange Shares constituting part of the Stock Consideration will be paid to any holder of stock certificates not surrendered or book-entry shares not transferred until such certificates or book-entry shares are delivered to the exchange agent. Following such delivery there will be paid, without interest, to the person in whose name Orange Shares are registered, the amount of all dividends and distributions with a record date after the effective time of the Merger that were previously paid with respect to such securities.

After the effective time of the Merger, the stock transfer books of CCE will be closed, and no transfers of any shares of CCE Common Stock will be effected on the stock transfer books of the surviving company. If stock certificates representing shares of CCE Common Stock are presented for transfer after the effective time of the Merger, they will be cancelled and exchanged for the Merger Consideration applicable in respect of the CCE Common Stock represented by such stock certificates. If a certificate for CCE Common Stock has been lost, stolen or destroyed, the exchange agent will issue the Merger Consideration properly payable under the Merger Agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and, if required by the exchange agent, the posting of a bond in a customary amount for indemnification purposes.

Representations and Warranties

The Merger Agreement contains representations and warranties made by CCE as to, among other things:

•	corporate power and authority to execute and deliver the Merger Agreement and the Master Agreement;

•	due authorization, execution, delivery and validity of the Merger Agreement, including the unanimous determination of the CCE Board and the FRC that the Merger Agreement, the Master Agreement, the Merger and the Combination Transactions are fair, and in the best interests of, CCE and CCE Shareholders;

•	the declaration by the CCE Board and the FRC that the Merger Agreement, the Master Agreement, the Merger and the Combination Transactions to be performed by CCE are advisable;

•	confirmation by CCE that the CCE Board has unanimously resolved to recommend adoption of the Merger Agreement to CCE Shareholders and unanimously directed that the Merger Agreement be submitted to CCE Shareholders for their adoption; and

•	receipt by the CCE Board and the FRC of an opinion from financial advisors.

The Merger Agreement contains representations and warranties made by Orange, US HoldCo and MergeCo as to, among other things:

•	corporate existence and good standing;

•	due authorization, execution, delivery and validity of the Merger Agreement; and

•	that the Orange Shares to be issued in the Merger will have been validly issued, fully paid and non-assessable, not in violation of preemptive rights and will have been registered under U.S. federal or applicable state securities laws.

Efforts to Obtain Required CCE Vote

In the Merger Agreement, CCE agreed to hold a special meeting for purposes of obtaining the required vote of CCE Shareholders for (i) the adoption of the Merger Agreement and (ii) the approval of the provisions in the Orange Articles, if any, which require CCE Shareholder approval under applicable law, as soon as reasonably practicable and no later than 45 days after the effectiveness of the registration statement to which this proxy statement/prospectus is a part (the “Required CCE Vote”).

CCE is also required to comply with all legal requirements applicable to such meeting of CCE Shareholders.

Recommendation of the CCE Board; No Solicitation

Pursuant to the Merger Agreement, subject to certain specified circumstances and conditions described in the next succeeding paragraphs, CCE is required to (i) use customary reasonably best efforts to solicit votes in favor of the Required CCE Vote at a meeting of CCE Shareholders, subject to a permitted Change in CCE Recommendation (as described below in this section), (ii) include the recommendation of the CCE Board in favor of the adoption of the Merger Agreement in this proxy statement/prospectus, (iii) not withdraw, modify or qualify such recommendation, (iv) not recommend an Acquisition Proposal (as defined below) and (v) otherwise comply with all legal requirements applicable to such meeting.

CCE has agreed that none of CCE, its subsidiaries or their directors, officers, employees, advisors or other representatives will directly or indirectly, (i) solicit, initiate, knowingly encourage or otherwise facilitate the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to CCE or any of its subsidiaries or afford access to the business, properties or records of CCE or any of its subsidiaries, otherwise cooperate in any way with, or assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal, (iii) modify in a manner that makes less restrictive, grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of CCE or any of its subsidiaries, (iv) approve any transaction under, or approve any third party becoming an “interested stockholder” under, Section 203 of the DGCL or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.

However, at any time prior to the adoption of the Merger Agreement by CCE’s shareholders:

•	CCE may directly or indirectly through advisors, agents or other intermediaries (A) engage or participate in negotiations or discussions with any third party and its representatives that, subject to compliance with the terms of the preceding paragraph, has made after the date of the Merger Agreement an unsolicited bona fide written Acquisition Proposal that the CCE Board believes in good faith (after consultation with its outside legal and financial advisors) constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) by the person making such Acquisition Proposal and (B) furnish to such third party or its representatives non-public information relating to CCE or any of its subsidiaries pursuant to a customary confidentiality agreement with such third party, provided that all such information is provided or made available to Orange prior to or substantially concurrently with the time it is provided to such third party; and

•	the CCE Board may (i) withdraw, modify or qualify its recommendation in a manner adverse to Red and Olive, (ii) recommend an Acquisition Proposal, (iii) fail to cause its recommendation (and the approval of the FRC) to be included in this proxy statement/prospectus, (iv) fail to publicly reject an Acquisition Proposal and expressly reaffirm its recommendation within ten (10) business days following the date on which such Acquisition Proposal became publicly known, (v) publicly disclose an intention of the CCE Board or recommendation to the CCE Board (or any other person) by the FRC of any of the foregoing or (vi) withdraw the approval of the FRC (each of the foregoing, a “Change in CCE Recommendation”);

in each case referred to in the foregoing two bullet points, only if the CCE Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

CCE (and the CCE Board) cannot take any of the actions described in the two preceding bullet points unless CCE has provided Orange with written notice at least 24 hours prior to taking such action advising Orange that it intends to take such action. In addition, CCE must notify Orange in writing promptly (and within 24 hours) after receipt by CCE or any of its representatives of any Acquisition Proposal, any indication by a third party that it is considering making an Acquisition Proposal or any request for information relating to CCE or any of its subsidiaries by any third party that has indicated that it may be considering making, or has made, an Acquisition Proposal. The written notice must identify the third party making, and the material terms and conditions of, any such Acquisition Proposal, indication or request, and CCE is required to keep Orange informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal, indication or request.

The CCE Board may not effect a Change in CCE Recommendation in response to an Acquisition Proposal unless (i) CCE received such Acquisition Proposal after the date of the Merger Agreement and prior to the date of the special meeting and such Acquisition Proposal constitutes a Superior Proposal, (ii) CCE promptly notifies Orange, in writing at least five business days before taking that action, of its intention to do so, attaching (A) the most current version of the proposed agreement under which the Superior Proposal is proposed to be consummated and (B) the identity of the person making the Acquisition Proposal and (iii) Orange does not make, within five business days after its receipt of that written notification, a binding offer that is at least as favorable to the shareholders of CCE (other than Orange, MergeCo and any other affiliates of Orange), as determined by the CCE Board, as such Superior Proposal. Any amendment to the financial terms or other material terms of such Superior Proposal requires a new written notification from CCE and a new five business day period under clause (ii) of this paragraph.

“Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement or any proposal or offer made by Orange or any of its affiliates, any offer, proposal or inquiry relating to any transaction to effect, or any indication of interest by any third party in, (i) any amalgamation, merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution, spin-off, split-off or similar transaction involving CCE or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of CCE, or any purchase or sale of 25% or more of the consolidated assets (including stock of CCE’s subsidiaries) of CCE and its subsidiaries, taken as a whole or (ii) any purchase or sale of, or tender or exchange offer (including a self-tender offer) for, voting securities of CCE or any of its subsidiaries that, if consummated, would result in any third party (or the stockholders of such third party) beneficially owning securities representing 25% or more of CCE’s total voting power (or of the surviving entity in such transaction) or the voting power of any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of CCE.

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (that did not result from a breach of the Merger Agreement or any other transaction document) for at least a majority of the total number of outstanding shares of the CCE Common Stock or all or substantially all of the consolidated assets of CCE and its subsidiaries on terms that the CCE Board determines in good faith by a majority vote, after consultation with financial advisors of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including the expected timing and likelihood of consummation, any break-up fees, expense reimbursement provisions, conditions to consummation (including any conditions relating to financing, stockholder approvals, regulatory approvals or other events or conditions beyond the control of the party invoking the condition) and availability of any necessary financing, is superior from a financial point of view to and to provide greater value to CCE’s shareholders than the transactions contemplated by the Merger Agreement and the Master Agreement.

Other Covenants

Director and Officer Indemnification and Insurance. The Merger Agreement provides that, following the effective time of the Merger, MergeCo will indemnify and hold harmless each present and former director and officer of CCE or any of its subsidiaries for acts or omissions occurring at or prior to the effective time of the Merger to the fullest extent permitted by Delaware law and will provide these officers and directors with directors’ and officers’ liability insurance in respect of such acts or omissions. These matters are more fully discussed below under “Interests of Certain Persons in the Merger” in this proxy statement/prospectus.

State Anti-Takeover Statutes. Each of CCE and Orange covenant to (i) take any action within its power to ensure that no state anti-takeover statute is or becomes applicable to the Merger, the Merger Agreement or the Combination Transactions and (ii) if any state anti-takeover statute becomes applicable, take any action within its power to ensure that the Merger and the Combination Transactions are consummated as promptly as reasonably practicable and otherwise to minimize the effect of such statute or regulation on the Merger and the Combination Transactions.

Conditions to the Closing of the Merger

The conditions to the closing of the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver, of the conditions set forth in the Master Agreement. See “The Master Agreement–Conditions to the Completion of the Combination” in this proxy statement/prospectus for the conditions set forth in the Master Agreement.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the effective time of the Merger, whether before or after the Required CCE Vote having been obtained, as follows:

•	automatically upon the valid termination of the Master Agreement in accordance with the terms thereof. See “The Master Agreement–Termination” in this proxy statement/prospectus;

•	by either Orange or CCE if:

•	there has been a breach by the other party of any representation or warranty or failure to perform any covenant or agreement in the Merger Agreement or the Master Agreement that would result in the failure of that party to satisfy the corresponding condition to the closing of the Merger, and such condition is incapable of being satisfied by the Long Stop Date (as defined below under “The Master Agreement–Termination”);

•	any order, decree, ruling or other action of a court of competent jurisdiction or other governmental entity is in effect permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action has become final and non-appealable;

•	the CCE Shareholders have failed to reach the Required CCE Vote at a duly convened shareholders’ meeting at which the applicable vote was taken; or

•	by Orange, if, prior to a duly convened shareholders’ meeting of CCE (i) the CCE Board makes a Change in CCE Recommendation, (ii) CCE materially breaches its obligations under the Merger Agreement described under clauses (i), (ii) (iii) or (iv) of the first paragraph under “The Merger Agreement–Recommendation of the CCE Board; No Solicitation” in this proxy statement/prospectus or (iii) there has been a material failure by CCE to observe the non-solicitation provisions of the Merger Agreement.

Subject to the provisions described under “The Merger Agreement–Effects of Termination; Termination Fee” in this proxy statement/prospectus, if the Merger Agreement is validly terminated, the Merger Agreement will become null and void and of no further force and effect, without any liability on the part of any party.

Effects of Termination; Termination Fee

Under the terms of the Merger Agreement, CCE has agreed to pay Orange a termination fee of $450 million:

•	if the Merger Agreement is terminated by Orange (i) because the CCE Board makes a Change in CCE Recommendation, (ii) because CCE materially breaches its obligations under the Merger Agreement described under clauses (i), (ii), (ii) or (iv) of the first paragraph under “The Merger Agreement–Recommendation of the CCE Board; No Solicitation” in this proxy statement/prospectus or (iii) because of a material failure by CCE to observe the non-solicitation provisions of the Merger Agreement, or

•	if (A) an Acquisition Proposal (as defined above) has been publicly announced, publicly proposed or indicated by any person prior to the termination of the Merger Agreement, (B) the Merger Agreement

is terminated (i) by Orange in connection with a breach of the transaction documents with respect to the Combination Transactions (as described above under “The Merger Agreement–Termination of the Merger Agreement”), (ii) automatically following the termination of the Master Agreement (as described above under “The Merger Agreement–Termination of the Merger Agreement”) and such termination of the Master Agreement was as a result of the Long Stop Date having been reached, it becoming impossible to fulfill the conditions to the Completion by the Long Stop Date, or because of a material breach of the Master Agreement by CCE, or (iii) because of a failure to reach the Required CCE Vote at a duly convened shareholders’ meeting of CCE, (C) at the time of such termination, neither Orange or MergeCo or any other party had breached any of its material obligations under the Merger Agreement or the Master Agreement and (D) within 18 months following the date of such termination, CCE consummates or enters into a definitive agreement with respect to such an Acquisition Proposal that is subsequently consummated (provided that for purposes of the provision described in this bullet point, each reference to “25%” in the definition of Acquisition Proposal under “The Merger Agreement–Recommendation of the CCE Board; No Solicitation” is deemed to be a reference to “50%”).

To the extent that a termination fee is not promptly paid by CCE, then CCE is also required to pay any costs and expenses incurred by Orange, Red or Olive in connection with a legal enforcement action taken against CCE that results in a final judgment against CCE for such amount.

Fees and Expenses

The Merger Agreement provides that each of Orange and CCE will generally pay its own costs and expenses in connection with the transactions contemplated by the Merger Agreement, subject to certain exceptions pursuant to the Merger Agreement or Master Agreement. See “The Master Agreement–Costs and Expenses” in this proxy statement/prospectus for more information.

Amendment and Waiver

Any provision of the Merger Agreement may be amended or waived before the effective time of the Merger only if the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after the Merger Agreement has been adopted by CCE Shareholders there can be no amendment or waiver that would require further approval of CCE Shareholders under Delaware law without such approval having first been obtained.

Governing Law

The Merger Agreement is governed by Delaware law.

THE MASTER AGREEMENT

The following is a summary of the material terms and conditions of the Master Agreement and related agreements. This summary is qualified in its entirety by reference to the Master Agreement attached as Annex A to, and incorporated by reference into, this proxy statement/prospectus. You are encouraged to read the Master Agreement in its entirety because it is the legal document that governs the Combination.

Explanatory Note Regarding the Summary of the Master Agreement

The Master Agreement and this summary of its terms have been included with this document to provide you with information regarding the terms of the Master Agreement. Factual disclosures about CCE, Black, Olive or Orange contained in this proxy statement/prospectus or in CCE’s public reports filed with the SEC may supplement, update or modify the provisions regarding factual disclosures about CCE, Black, Olive or Orange contained in the Master Agreement. In your review of the representations and warranties contained in the Master Agreement and described in this summary, it is important to bear in mind that the representations and warranties have been negotiated with the principal purposes of establishing the circumstances in which a party to the Master Agreement may have the right not to complete the Combination if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Master Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and in some cases have been qualified by disclosures that were made by each party to the other, which disclosures are not reflected in the Master Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Master Agreement as statements of factual information.

Overview

The Master Agreement sets forth the terms and conditions of the Combination Transactions whereby Red, CCE and Olive HoldCo will combine their NARTD beverage bottling business in western Europe by combining CCE, Olive and Black through the Merger, the Black Contribution and the Olive Contribution.

Time of the Completion of the Master Agreement

The Completion will take place at 9:30 a.m., New York City time on, subject to limited exceptions, the first business day after the end of the month in which the conditions to complete the Combination Transactions have been fulfilled or waived pursuant to the Master Agreement or at such other date, time and place as the parties may agree.

Transaction Consideration

At the Completion, each CCE Shareholder will receive one Orange Share and $14.50 in cash for each share of CCE Common Stock. Upon the Completion, CCE Shareholders will own approximately 48% of the Orange Shares, Olive HoldCo will own approximately 34% of Orange Shares and Red will own approximately 18% of Orange Shares. Ownership percentages will be based on CCE’s fully-diluted share count, which will equal the sum of (A) (i) the number of shares of CCE Common Stock subject to, underlying or issuable in connection with the vesting, settlement or exercise of all White Equity Awards (as defined in the Merger Agreement) as of immediately prior to the Completion minus (ii) the number of shares of CCE Common Stock that could be purchased with the aggregate exercise price in respect of any outstanding in-the-money White Options (as defined in the Merger Agreement), assuming a price per share of CCE Common Stock equal to the closing price of CCE Common Stock at close of trading on the trading day immediately prior to the Completion and (B) CCE Common Stock outstanding immediately prior to the Completion (including, for the avoidance of doubt, the Dissenting Shares (as defined in the Master Agreement)) (otherwise referred to as the “treasury stock method” in this proxy statement/prospectus).

CCE’s, Red’s and Olive HoldCo’s ownership percentage may be adjusted to reflect any shortfall in the net financial position of each of CCE, Black and Olive (as described below).

Olive HoldCo’s ownership percentage may further be adjusted downward to reflect the number of Olive registered shares held by any Olive shareholders at the Completion other than Olive HoldCo. Such adjustment to be calculated by multiplying (i) 34% of Orange’s diluted share count by (ii) the quotient expressed as a percentage of (A) the number of shares of Olive held by Olive shareholders other than Olive HoldCo (adjusted for cash retained at Olive in respect of such shareholders) and (B) the total number of issued and outstanding registered shares of Olive.

Net Financial Position

The Master Agreement provides for adjustments of the equity allocations among the parties on the Completion and certain other adjustments based on the closing net financial position (as described below) of each of CCE, Black and Olive as of the Completion.

Following the signing of the Master Agreement, each of CCE, Red and Olive HoldCo is required to deliver to each other principal party the consolidated quarterly management accounts of their respective transferred businesses for each of the fiscal quarters ending on or around December 31, 2014, March 31, 2015 and June 30, 2015. Each of CCE, Red and Olive HoldCo will meet and use reasonable endeavors to agree, in good faith, the averaged working capital for each of CCE, Black and Olive (hereinafter referred to as the “Averaged Working Capital”). By no later than April 1, 2016, and as soon as practicable after the issuance of the audited consolidated financial statements for December 31, 2015 for each of CCE, Olive and Black, each of CCE, Red and Olive HoldCo will share a written estimate of CCE’s, Black’s and Olive’s net financial position calculation as of December 31, 2015. The net financial position in respect of Black will be an amount equal to: (a) the cash and cash equivalents of Black, plus (b) €190 million in net operating losses, minus (c) indebtedness of Black, minus (d)(i) 50% of the Averaged Working Capital of Black less (ii) the working capital of Black at testing, subject to a minimum of zero (i.e. with an adjustment only where the working capital of Black at testing is lower than 50% of the Averaged Working Capital of Black). The net financial position in respect of Olive will be an amount equal to: (a) the cash and cash equivalents of Olive, plus (b)(i) up to €62.2 million of Basque Country tax credits, (ii) up to €114.7 million of value-added tax (“VAT”) receivables for years 2013 and 2014 and (iii) €78 million of eligible VAT receivables for year 2015, minus (c) indebtedness of Olive, minus (d)(i) 50% of the Averaged Working Capital of Olive less (ii) the working capital of Olive at testing, subject to a minimum of zero. The net financial position in respect of CCE will be an amount equal to: (a) the indebtedness of CCE less (b) cash and cash equivalents of CCE, plus (c)(i) 50% of the Averaged Working Capital of CCE less (ii) the working capital of CCE at testing, subject to a minimum of zero.

If Olive’s net financial position is greater than €276 million plus any cash amount Olive may elect to retain to the Completion in light of any Olive shareholders who elect to retain their shares at the Completion, Olive may declare a dividend prior to the Completion in an amount not to exceed the lower of: (a) such excess, (b) €100 million or (c) amounts permitted by law.

If Olive’s net financial position is less than €276 million plus any cash amount Olive may elect to retain to the Completion, in light of any Olive shareholders who elect to retain their shares at the Completion, Olive HoldCo will: (a) contribute cash to the capital of Olive, (b) forgive and/or capitalize debt owed by Olive to Olive HoldCo or (c) be deemed to elect that the share allocations in respect of Olive be proportionally reduced.

If Black’s net financial position is less than €190 million, Red will: (a) contribute cash to the capital of Black, (b) forgive and/or capitalize debt owed by Black to Red or (c) elect that the share allocations in respect of Red be proportionally reduced.

If CCE’s net financial position is greater than $3,900 million, the share allocations will be proportionally adjusted to reduce CCE’s percentage shareholding.

Covenants and Conduct of Business Pending Combination

Conduct of Business

In general, each of CCE, Red, Olive HoldCo and their respective subsidiaries is required to conduct the business that each of them is to transfer in connection with the Combination Transactions in the ordinary course consistent with past practice; to preserve material operations and facilities of their respective transferred businesses and the material relationships with customers, suppliers, licensors, licensees, employees and contractors; to maintain its current level of insurance, procure payment of all premiums due on such insurance and administer insurance claims in the ordinary course; to perform and comply, in all material respects, with all agreements to which such party is a party relating to the business being transferred; act in compliance, in all material respects, with the relevant stand-alone business plan and use reasonable endeavors to procure that, to the extent reasonably practicable, such business plan is adhered to; and fund benefit plans in accordance with past practice.

Without each other party’s prior written consent (such consent not to be unreasonably withheld or delayed, except in certain limited circumstances), none of CCE, Red or Olive HoldCo or any of their relevant subsidiaries may take any of the following actions with respect to the entities or businesses transferring in connection with the Combination Transactions (except, in certain cases specified in the Master Agreement, in the ordinary course of business consistent with past practice), among other things:

•	adopt, change, amend, or make any waivers under the organizational documents of a transferring entity;

•	split, redeem, reclassify, purchase or acquire capital stock or equity interests of a transferring entity;

•	transfer, allot, issue or encumber capital stock or securities convertible into capital stock;

•	issue, allot or sell any new debt securities, enter into any new credit facility or debt security facility;

•	dispose, lease, license, permit to lapse or encumber any material assets, including any intellectual property rights, or disclose any trade secrets;

•	enter into any complete or partial liquidation, dissolution, demerger, merger, spin-off, or other restructuring or reorganization of a transferred business of that party;

•	acquire, directly or indirectly, any assets, securities, properties, interests or businesses or make investments in another entity or business;

•	declare, set aside or pay dividends, or make other distributions, including by way of capital reduction and whether in cash or in kind;

•	enter into, terminate or materially amend the terms of any joint venture, partnership, merger or consolidation;

•	enter into, materially modify, terminate, or waive material rights under, any contract;

•	make, offer, cancel, waive or compromise, or waive any rights in respect of, any loans, advances or capital contributions, or investments;

•	make, incur or become committed to any capital expenditure other than in the ordinary course or as provided in each party’s respective stand-alone business plan;

•	carry out any action, such as receivables factoring or unusual stock management, that is out of the ordinary course and/or effected with a view to artificially influencing the net financial position calculations;

•	make any material change in accounting policies or procedures;

•

make, change or rescind any material tax election or method of accounting for taxes, consent to an extension or waiver with respect to any material taxes, request a tax ruling or settle a tax dispute, file material amended tax returns, surrender any right to claim a tax refund or offset or alter the structure of its holdings of, or the manner of terms (including as to transfer pricing) of its dealings with, the other transferred entities or businesses of such party where such alterations, individually or in the aggregate, would reasonably be expected to have material adverse tax consequences;

•	initiate or settle any litigation, arbitration, prosecution or other legal proceeding, subject to materiality thresholds;

•	change any internal audit, compliance and anti-corruption controls, policies or procedures;

•	agree or permit material insurance policies related to the transferred business or of which a transferred or merged entity is a beneficiary or loss payee to lapse, be cancelled or terminated without replacement;

•	employ any new key employee (whether by external hire or internal promotion);

•	dismiss any key employees other than for cause;

•	transfer any key employee to an entity that is not a transferred or merged entity;

•	dismiss a significant number of employees;

•	increase compensation or benefits of directors, officers or key employees or other material classes of employees, other than in the ordinary course of business;

•	introduce, commit to make, or materially modify any profit sharing, bonus, share option, pension, share incentive, change-in-control or other scheme for the benefit of any officers or employees or materially amend any benefit plan in existence at the time of signing or create any material benefit plan, except with respect of the grant of equity grants and sign-on bonuses to new CCE employees in the ordinary course (provided that no exercise or settlement may occur under any such equity grants prior to the Completion);

•	enter into any agreement with any trade union or other employee representation body or any agreement that relates to any works council, or modify any such agreement, except where such modification is required as a result of an applicable law, or renegotiations of collective bargaining contracts scheduled prior to the date of the Master Agreement;

•	materially change the type, scope or geographical location of business activities; and

•	authorize, agree or commit to do or take any of the foregoing acts.

Director and Officer Indemnification and Insurance

The Master Agreement provides that, following the Completion, Orange will cause Olive or Black, as applicable, to indemnify and hold harmless each present and former director and officer of Olive or Black, as applicable, or any of their respective subsidiaries, for claims, proceedings, investigations or inquiries relating to acts or omissions occurring at or prior to the Completion to the fullest extent permitted by applicable law and will provide these officers and directors with directors’ and officers’ liability insurance (or where applicable, extend such insurance already in existence) in respect of such acts or omissions. These matters are more fully discussed below under “Interests of Certain Persons in the Merger” in this proxy statement/prospectus.

No Solicitation and Exclusivity

Each of CCE, Red and Olive HoldCo has agreed that they will not, and will use reasonable endeavors to procure that each of their subsidiaries will not, directly or indirectly, solicit, hire, enter into a contract with, or endeavor to entice away from any other party, any key employee or hire any key employee provided that these provisions will not prohibit(i) solicitation by general advertisement for employment, (ii) solicitation following cessation of such key employee’s employment with the relevant party or (iii) solicitation that is mutually agreed between the relevant parties.

Each of Red and Olive HoldCo (CCE being subject to corresponding obligations under the Merger Agreement) have agreed that they will not, and will procure that each of their subsidiaries and their respective representatives will not, directly or indirectly, (i) solicit, initiate, encourage or otherwise facilitate the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the relevant party or any of its subsidiaries or afford access to the business, properties or records of the relevant party or any of its subsidiaries, otherwise cooperate in any way with, or assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal, (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the relevant party or any of its subsidiaries or (iv) enter into, approve or recommend any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.

Iceland

The Master Agreement provides that Olive and Olive HoldCo must use all reasonable endeavors to negotiate a share purchase agreement (in a form satisfactory to each other party) with Cobega (as defined below) and Solinbar (as defined below), pursuant to which Cobega and Solinbar will sell the entire issued and outstanding share capital of Vifilfell hf., a company incorporated and registered in Iceland, to Olive and a subsidiary of Orange in exchange for cash consideration of no more than €35 million.

Financing

The parties agree to use all reasonable endeavors to cooperate to, and to cause Orange to use all reasonable endeavors to, obtain Debt Financing available for funding upon the Completion in amounts and on terms to be agreed between CCE, Red and Olive HoldCo. The parties agree to, among other things, (i) provide financial statements and other financial information (along with customary comfort letters) customarily included in offering documents for such debt financings, (ii) use reasonable endeavors to assist in obtaining customary accountants’ comfort letters in relation to the financial statements and other financial information, (iii) use reasonable endeavors to procure the participation of such party’s management in road shows, due diligence, verification and drafting sessions and sessions with rating agencies, in connection with the Debt Financing, (iv) provide reasonable assistance with the preparation and verification of customary offering documentation, bank information memoranda, rating agency presentations and other documents customarily provided in connection with such Debt Financing, (v) reasonably assist in providing information customarily required for the listing of any securities forming part of the Debt Financing and (vi) permit access to a data room for the proposed financiers and their legal counsel, subject to certain qualifications.

Warranties

The Master Agreement contains a number of representations and warranties made by each of CCE, Red, Olive and Orange that, among other things:

•	each such party and its relevant subsidiaries are duly organized and in good standing;

•	each such party and its relevant subsidiaries have requisite power and authority to own, lease and operate their properties and conduct business;

•	each such party and its relevant subsidiaries have the requisite corporate power and authority to enter into the Master Agreement and the other documents to be entered into in respect thereof;

•	the execution, delivery and performance of the Master Agreement and the other documents to be entered into in respect thereof by each party and its relevant subsidiaries has been authorized by necessary corporate action;

•	each party duly executed and delivered the Master Agreement, and the other documents to be entered into in respect thereof were or will be, as applicable, duly executed and delivered;

•	each of Orange’s, CCE’s, Olive’s and Black’s outstanding shares are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights or encumbrances;

•	subject to certain qualifications and exceptions (including certain CCE option plans), there are no outstanding (i) securities convertible into equity interests in, Orange, Black, Olive and CCE, as applicable, (ii) options, warrants or other rights to purchase or subscribe for equity interests in, Orange, Black, Olive and CCE, as applicable, or (iii) contracts requiring the issuance, transfer, repurchase, redemption, reacquisition or voting of any of the foregoing with respect to Orange, Black, Olive and CCE, as applicable;

•	there is no person (other than the applicable party or Orange) who is entitled to acquire or receive any securities of Orange, CCE, Olive or Black; and

•	as of the Completion, each party will hold, directly or indirectly, all right, title and interest to the equity interests of its subsidiaries, free and clear of encumbrances.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse change/effect.” For purposes of the Master Agreement, “material adverse change/effect” means with respect to any party, any change, effect, event, occurrence, development, condition, state of facts or circumstance, other (save in respect of (y) below) than any change, effect, event, occurrence, development, condition, state of facts or circumstance to the extent resulting from the following:

(i) changes after the date of the Master Agreement in the economy or financial markets generally in the jurisdictions in which the relevant entity operates;

(ii) changes after the date of the Master Agreement in the industry in which the relevant entity operates in general;

(iii) the execution or announcement of the Master Agreement or the transactions contemplated thereby;

(iv) changes after the date of the Master Agreement in applicable law (including, without prejudice to certain tax conditions, as to taxation);

(v) changes after the date of the Master Agreement in U.S. GAAP, IFRS or other applicable accounting standards or the interpretations thereof;

(vi) acts of God or other calamities, changes after the date of the Master Agreement in national or international political or social conditions in or affecting the jurisdiction(s) in which the relevant entity operates, including the engagement by any such country in hostilities, whether commenced before or after the date of the Master Agreement, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; and/or

(vii) any failure to meet internal projections or plans, public estimates or expectations relating to that entity (it being understood that the underlying causes of, or factors contributing to, the failure to meet such projections or plans, estimates or projections may be taken into account in determining whether a material adverse change/effect has occurred), except, in the case of clauses (i), (ii), (iv), (v) or (vi), to the extent such change, effect, event, occurrence, development, condition or circumstance is by its terms, application or effect specific to, targeted at or of practical application or effect only on that entity (or the relevant entity and some or all of the persons affiliated with or connected to it), that, individually or in the aggregate with all other changes, effects, events, occurrences, developments, conditions, state of facts or circumstances, has, or would reasonably be expected to have, an adverse effect on:

(x) the condition (financial or otherwise), properties, assets, liabilities, business or results of operations of that entity that is material to:

(A) the relevant business being transferred, taken as a whole or

(B) the ability of the relevant party to perform its obligations under the transaction documents in a manner that is material in the context of the transaction documents, or

(y) the relevant party’s title to the entity being transferred (excluding, in the case of CCE, CCE itself) in any material way;

The representations and warranties contained in the Master Agreement (as well as the representations and warranties in the Merger Agreement described under “The Merger Agreement–Representations and Warranties” in this proxy statement/prospectus) were made solely for purposes of the Merger Agreement and the Master Agreement, as applicable, were solely for the benefit of the parties to such agreements, may be subject to limitations agreed upon by the contracting parties (including being qualified by references to confidential disclosures) made for the purposes of allocating contractual risk among the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to stockholders. In addition, such representations and warranties (i) will not survive the Completion, unless otherwise specified in the Merger Agreement or the Master Agreement, as described under “–Survival of Warranties; Indemnification” below, and (ii) are made as of the date of the Merger Agreement or the Master Agreement, as applicable (or such other date as is specified in the Merger Agreement or the Master Agreement, as applicable) and immediately prior to the Completion. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in CCE’s public disclosures.

Conditions to the Completion of the Combination

Mutual Conditions. The obligation of each of Red, CCE, Olive, Olive HoldCo, Orange and MergeCo to complete the Combination is subject to the satisfaction or waiver in accordance with the Master Agreement of a number of conditions, including the following:

•	approval of the proposal to adopt the Merger Agreement and relevant provisions in the Orange Articles at a special meeting of CCE Shareholders by the Required CCE Vote;

•	the availability of cash to pay the Cash Consideration (See “The Merger Agreement–Merger Consideration to CCE Shareholders” in this proxy statement/prospectus);

•	effectiveness of the registration statement on Form F-4 for the Orange Shares to be issued in the Combination Transactions, of which this proxy statement/prospectus forms a part, and absence of any stop order suspending such effectiveness or actual or threatened proceedings by the SEC seeking a stop order;

•	approval of the EU prospectus by the U.K. Listing Authority and having been notified to the Netherlands Authority for the Financial Markets;

•	approval of the Orange Shares to be issued in the Combination for listing on the NYSE (subject to official notice of issuance), and admission to listing and trading on the ASE and admission to trading on Euronext London (in each case, subject to issuance);

•	each required competition approval shall have been obtained and remain in effect without a burdensome condition with respect to Orange arising in connection with such competition approvals;

•	absence of any law preventing the Completion or the consummation of the other transactions contemplated by the Master Agreement or the Merger Agreement;

•	absence of any current or threatened action, suit, proceeding, arbitration, investigation or mediation by any governmental authority relating to the transactions contemplated by the Master Agreement or the Merger Agreement that, if the relief requested were granted, would prevent the Completion or the consummation of the other transactions contemplated by the Master Agreement or the Merger Agreement; and

•	delivery by Red to Orange of new bottling agreements having an initial 10-year term with a 10-year renewal term and, except as otherwise agreed, containing other terms materially similar to those in effect at Black, Olive and CCE and their respective subsidiaries.

Additional Condition to the Completion of the Combination for CCE, Olive, Olive HoldCo and Red. In addition, the obligation of each of CCE, Olive, Olive HoldCo and Red to complete the Combination is subject to the satisfaction or waiver in accordance with the Master Agreement, of the following conditions:

•	accuracy of the representations and warranties made in the Master Agreement by each other party, subject to certain materiality thresholds, as of the date of the Master Agreement and as of the Completion or as of another time if specifically required to be accurate as of such other time;

•	performance in all material respects by each other party of the covenants and obligations required to be performed by it at or prior to the Completion; and

•	delivery of certain opinions of counsel for each of CCE, Red and Olive from their respective counsels, with respect to the tax treatment of the transactions contemplated by the Master Agreement and the Merger Agreement.

Additional Conditions to the Completion of the Combination for CCE and Red. In addition, the obligation of each of CCE and Red to complete the Combination is subject to the satisfaction or waiver in accordance with the Master Agreement, of the following conditions:

•	the Olive Framework Agreement being in full force and effect and the transactions contemplated therein having been fully consummated;

•	the Olive shareholder approvals having been obtained;

•	the Olive Contribution Agreement having been duly executed; and

•	no change of control having occurred at Olive HoldCo and there having been no breach of the letter agreement between Cobega Invest, S.L. and Red that governs the restrictions on Cobega’s sale of Olive HoldCo shares and related change of control mechanics.

Additional Condition to the Completion of the Combination for Olive, Olive HoldCo and Red. In addition, the obligation of each of Olive, Olive HoldCo and Red to complete the Combination is subject to the satisfaction of the required competition approvals without a burdensome condition with respect to each of Olive HoldCo and Red, respectively, arising in connection with such competition approvals.

Completion

Each of the parties has agreed to perform certain obligations at the Completion, and the Completion will not be deemed to have taken place until such obligations have been performed. These obligations include the execution and delivery of the Shareholders’ Agreement, Registration Rights Agreement, Contribution Agreements and ancillary transaction documents to which Orange, CCE, Olive HoldCo, Olive, Black or Red (as applicable) is a party, and (as applicable) the delivery of corporate approvals, transfer documentation, letters of resignation and books and records, and any other documentation the parties may agree.

Survival of Warranties; Indemnification

The warranties set forth in the Master Agreement, including those described above under the heading “The Master Agreement–Warranties,” will survive until the date that is three-months after the date that Orange files with the SEC its Annual Report on Form 20-F with respect to the year ended December 31, 2016 (the period ending on that date being the “Claim Period”). If Orange, Red or Olive makes a claim with respect to any Warranty (as defined in the Master Agreement) within the Claim Period, and such claim is not fully and finally resolved prior to the expiration of the Claim Period, such Warranty will survive solely with respect to such claim until such claim is finally and fully resolved.

Losses suffered or incurred by Orange and its subsidiaries arising from any breach of any warranty by any of CCE, Red, Olive or Olive HoldCo will result in an increase in the relative equity ownership percentages in Orange of the non-breaching parties in order to reflect the indemnification claim amount. For purposes of such adjustment, (a) any individual claim of $5 million or less will be disregarded, (b) the total adjustment amount will reflect the excess of the aggregate indemnification claim amount over $400 million and (c) the aggregate indemnification claim amount will not exceed the lesser of (i) $450 million and (ii) the maximum amount of Orange Shares that could be issued without subjecting Orange to Section 7874 of the Code had such allocation been made upon the Completion.

Subject to certain conditions, CCE Shareholders’, Red’s and Olive HoldCo’s equity ownership in Orange may be adjusted due to a third party claim. The amount of any losses to be taken into account in the calculation of an equity ownership adjustment will be net of any amounts recovered by Orange under insurance policies, indemnities, contributions or other similar arrangements and will be reduced to take account of any net tax benefit realized by Orange arising from the incurrence or payment of such loss. Losses will also not include any amounts that were or could have been taken into account in determining working capital and net financial position in relation to each of CCE, Black and Olive. Losses (if any) in respect of any matter for which there were reserves reflected on Black’s, Olive’s or CCE’s audited financial statements for the year ended December 31, 2014 will only include amounts (if any) in excess of such reserves.

As soon as reasonably practicable following the agreement of losses arising out of any breach of Warranty, Orange will issue adjustment shares to the other parties (in each case by way of capitalization of reserves), which will be calculated jointly by Orange, Red and Olive HoldCo based on the valid claim amount related to such breach multiplied by the relevant party’s ownership proportion and divided by the opening price of the Orange Shares on the NYSE. All such shares will rank pari passu as amongst themselves and as amongst all other Orange Shares then in issue. No fractional shares will be issued in respect of any issuance.

Termination

Termination of the Master Agreement

The Master Agreement may be terminated at any time before the Completion, whether before or after the Required CCE Vote has been obtained as follows:

•	by mutual written consent of each of Black, CCE and Red;

•	by any of Black, CCE or Red, if:

•	the Completion has not occurred on or before the later of (a) 5:00 p.m. New York time on August 6, 2016, or (b) such later time and date as the parties may mutually agree in writing (hereinafter referred to as the “Long Stop Date”); or

•	any condition to the Completion becomes impossible to fulfill on or before the Long Stop Date and any party whose consent is required to waive such condition has given written notice that it does not intend to waive such condition;

•	by CCE or Red if Olive HoldCo or Olive is in breach of the representations, warranties or covenants set forth in the Master Agreement and such breach (i) would result in a MAE Breach and (ii) is not reasonably capable of being cured (or is not cured) by the Long Stop Date; provided that, if such breach is curable, CCE or Red, as applicable, has given Olive a 30-day notice period during which Olive can cure such breach;

•	by Red or Olive if CCE is in breach of the representations, warranties or covenants set forth in the Master Agreement and such breach (i) would result in a MAE Breach and (ii) is not reasonably capable of being cured (or is not cured) by the Long Stop Date; provided that, if such breach is curable, Red or Olive, as applicable, has given CCE a 30-day notice period during which CCE can cure such breach; or

•	by Olive or CCE if Red is in breach of the representations, warranties or covenants set forth in the Master Agreement and such breach (i) would result in a MAE Breach and (ii) is not reasonably capable of being cured (or is not cured) by the Long Stop Date; provided that, if such breach is curable, Olive or CCE, as applicable, has given Red a 30-day notice period during which Red can cure such breach.

Termination in Relation to Merger Agreement Matters

The Master Agreement terminates automatically if the Merger Agreement is terminated by any party thereto or terminates by its terms. To the extent Orange is entitled to the termination fee (as described under “The Merger Agreement–Effects of Termination; Termination Fee” in this proxy statement/prospectus) under the terms of the Merger Agreement, any amounts to be paid to Orange pursuant thereto, will be paid directly to each of Red and Olive as follows: 65.38% to Olive and 34.62% to Red.

Costs and Expenses

The Master Agreement provides that, if the Master Agreement is terminated prior to the Completion, each of Red, CCE and Olive or Olive HoldCo, as applicable, will make payments to one another and Orange as are necessary to ensure that the Covered Expenses (as described below) have economically been borne by such parties in the following proportions (and that any other expenses are borne exclusively by such party and its transferred business): (a) Red, 18%, (b) CCE, 48% and (c) Olive and Olive HoldCo, 34%.

The “Covered Expenses” means:

•	financial printers expenses for preparing, printing and mailing the proxy statement/prospectus, proxy solicitation firm and information agent expenses; engraving and printing of stock certificates;

•	costs associated with obtaining Debt Financing (including commission, discount, arrangement, commitment or other fees and expenses paid to lenders and advisors);

•	listing fees and related costs and expenses;

•	fees and expenses related to application and disclosure documents;

•	fees and expenses related to filings in respect of competition and other antitrust approvals;

•	fees and expenses of the auditors of Orange;

•	fees and expenses of a public relations firm for Orange;

•	fees and expenses of a synergy analyst;

•	costs to organize the Orange entities (other than transferred or merged entities), including state filing costs, registered agent costs, costs of preparing stock certificates, ledgers, etc., clearing agencies and similar costs for setting up Orange, US HoldCo and MergeCo, stock transfer agent and registrar costs for Orange, US HoldCo and MergeCo, costs associated with name changes (letterhead, business cards, corporate manuals and similar costs and expenses);

•	judgments, settlement costs, and any other costs associated with any action by or on behalf of public shareholders in connection with the Combination; and

•	costs incurred in connection with undertaking any action pursuant to obtaining tax opinions required as a condition to the Completion.

Upon the Completion, Orange will be responsible for all fees and expenses of the Orange entities and CCE, Red, Black and Olive.

Variation and Waiver

The Master Agreement may not be amended other than by a written amendment signed by or on behalf of each of Red, CCE, Olive and Orange; provided that, once the Required CCE Vote has been obtained there may not be any amendment that would require further approval by the CCE Shareholders under applicable law.

No right, power or remedy under the Master Agreement may be waived except by a written waiver given by the relevant party.

Governing Law

The Master Agreement and any non-contractual obligation arising out of or in connection with the Master Agreement is governed by English law; provided, however, that (a) the Merger and the interpretation of the duties of directors of CCE is governed by, and construed in accordance with, the laws of the State of Delaware, (b) the interpretation of the duties of directors of Olive and Olive HoldCo is governed by, and construed in accordance with, Spanish law and (c) the interpretation of the duties of directors of Black is governed by, and construed in accordance with, German law.

The Master Agreement provides that the parties submit to the jurisdiction of the English courts and waive any objection to any proceedings in such courts on the grounds of venue or on the grounds that the proceedings have been brought in an inappropriate forum.

OTHER RELATED AGREEMENTS

The Shareholders’ Agreement

The following is a summary of the material terms and conditions of the Shareholders’ Agreement and related agreements. This summary is qualified in its entirety by reference to the Shareholders’ Agreement attached as Annex C to, and incorporated by reference into, this proxy statement/prospectus. You are encouraged to read the Shareholders’ Agreement in its entirety because it will regulate certain aspects and affairs and governance of Orange.

Explanatory Note Regarding the Summary of the Shareholders’ Agreement

The Shareholders’ Agreement and this summary of its terms have been included with this document to provide you with information regarding the terms of the Shareholders’ Agreement. Factual disclosures about CCE, Black, Olive or Orange contained in this proxy statement/prospectus or in CCE’s public reports filed with the SEC may supplement, update or modify the provisions regarding factual disclosures about CCE, Black, Olive or Orange contained in the Shareholders’ Agreement.

Overview

The Shareholders’ Agreement regulates certain aspects of the affairs and governance of Orange as between Orange, Olive HoldCo and Red.

Composition of the Orange Board and Governance

Composition of the Orange Board

The Shareholders’ Agreement provides that the Orange Board will be composed of up to 17 members, a majority of whom will be independent, and a majority of whom will be non-U.S. citizens and not resident in the U.S.

Initial Board Nominees

The Shareholders’ Agreement provides that the initial Orange Board will comprise:

•	the initial Chief Executive Officer, who will be Mr. Brock, the current Chief Executive Officer of CCE;

•	five directors nominated by Olive HoldCo, who will be Ms. Daurella, Mr. Rotllant, Mr. Líbano, Mr. Ruiz de la Torre and Mr. Comenge;

•	two directors nominated by Red, who will be Mr. Douglas, Jr. and Mr. Finan; and

•	nine INEDs (the Initial INEDs), who will be Mr. Humann, Mr. Johnson, Mr. Welling, Mr. Bennink, Mr. Ingram, Ms. Morali and Mr. Watts, [ ] and [ ].

Nomination of Orange Directors

The Shareholders’ Agreement states that, if Olive HoldCo’s Equity Proportion (as defined in the Shareholders’ Agreement) is:

(i) 25% or more, Olive HoldCo may nominate a maximum at any one time of five persons as directors;

(ii) 20% or more, Olive HoldCo may nominate a maximum at any one time of four persons as directors;

(iii) 15% or more, Olive HoldCo may nominate a maximum at any one time of three persons as directors;

(iv) 10% or more, Olive HoldCo may nominate a maximum at any one time of two persons as directors; or

(v) 5% or more, Olive HoldCo may nominate at any one time of one person as director (any such director, an “Olive HoldCo Nominated Director”).

The Shareholders’ Agreement states that, if Red’s Equity Proportion (as defined in the Shareholders’ Agreement) is:

(i) 10% or more, Red may nominate a maximum at any one time, of two persons as directors; or

(ii) 5% or more, Red may nominate one person as a director (any such director, a “Red Nominated Director” and, all Red Nominated Directors together with all Olive HoldCo Nominated Directors, the “Nominated Directors”).

Election and Removal of Orange Directors

Each Nominated Director (other than the initial Chairman in respect of the period of up to nine years after the Completion so long as she holds such office) must stand for election or re-election at each annual general meeting of Orange.

If at any time the number of directors that Olive HoldCo or Red is entitled to nominate falls below the number of directors who had been nominated to their role by Olive HoldCo or Red, respectively, and such circumstances exist for a period of 20 consecutive trading days, such shareholder will notify the Orange Board in writing of the identity of the director to be removed and will procure that such director resigns with immediate effect.

INEDs

With respect to the Initial INEDs:

(i) three of the Initial INEDs (the identity of such three to be decided by the Orange Board) will offer themselves for re-election by the Orange shareholders at the annual general meeting of Orange to be held in 2019. If re-elected, such INEDs will stand for re-election at each subsequent annual general meeting of Orange;

(ii) an additional three of the Initial INEDs (the identity of such three to be decided by the Orange Board) will offer themselves for re-election by the Orange shareholders at the annual general meeting of Orange to be held in 2020. If re-elected, such INEDs will stand for re-election at each subsequent annual general meeting of Orange; and

(iii) the remaining three of the Initial INEDs will offer themselves for re-election by the Orange shareholders at the annual general meeting of Orange to be held in 2021. If re-elected, such INEDs will stand for re-election at each subsequent annual general meeting of Orange.

Upon an INED ceasing to be a director, any proposed replacement must be nominated by the Nomination Committee, subject to the approval of the Orange Board. Any INED who is not an Initial INED will stand for re-election at each annual general meeting of Orange.

Neither Olive HoldCo nor Red may propose a resolution to remove an Initial INED before the end of his or her initial term unless such proposal is approved by a majority of INEDs.

Appointment of the Initial Chairman

If Ms. Daurella is a director:

(i) she will serve as Chairman until the annual general meeting of Orange in 2019; and

(ii) thereafter, she will continue to serve in office for up to two additional three-year terms if the Orange Board has not unanimously resolved otherwise (excluding, for these purposes, any Olive HoldCo Nominated Director) and (A) at the end of either the first or second term of office, as applicable, Olive HoldCo’s Equity Proportion is at least 25% or (B) if Olive HoldCo’s Equity Proportion is below 25% and she has otherwise been elected to serve as Chairman, having been nominated by the Nomination Committee (see “If Olive HoldCo’s Equity Proportion is below 25%” below).

After the initial 9-year period referred to above, Ms. Daurella will be required to stand for annual re-election at each annual general meeting of Orange.

Appointment of any Subsequent Chairman

Under the Shareholders’ Agreement, the procedures governing the appointment and removal of any subsequent Chairman depend on whether Olive HoldCo’s Equity Proportion is at least 25%.

If Olive HoldCo’s Equity Proportion is at least 25%

Olive HoldCo will have the right to nominate an Olive HoldCo Nominated Director as Chairman, subject to the approval of the Orange Board (including the approval of at least one Red Nominated Director if Red’s Equity Proportion is at least 10%).

If such nominee is not approved by the Orange Board (and if Red’s Equity Proportion is at least 10%), Olive HoldCo will have the right to nominate an alternative Olive HoldCo Nominated Director as Chairman, subject to the approval of the Orange Board (including the approval of at least one Red Nominated Director if Red’s Equity Proportion is at least 10%).

If such alternative nominee is not approved by the Orange Board (including the approval of at least one Red Nominated Director), the Nomination Committee will nominate a candidate to be appointed as Chairman, subject to the approval of the candidate by the Orange Board, including approval by: (i) at least one Olive HoldCo Nominated Director (if Olive HoldCo’s Equity Proportion is at least 15%), (ii) at least one Red Nominated Director (if Red’s Equity Proportion is at least 10%), and (iii) a simple majority of all INEDs present and eligible to vote on the decision.

If Olive HoldCo’s Equity Proportion is below 25%

The nomination of the Chairman will be made solely by the Nomination Committee, subject to the approval of the Orange Board, including approval by (i) at least one Olive HoldCo Nominated Director (if Olive HoldCo’s Equity Proportion is at least 15%), (ii) at least one Red Nominated Director (if Red’s Equity Proportion is at least 10%), and (iii) a simple majority of all INEDs present and eligible to vote on the decision.

The term of any subsequent Chairman will be three years. The term of any subsequent Chairman may be extended for further periods of three years with the approval of the Orange Board, including (i) at least one Olive HoldCo Nominated Director (if Olive HoldCo’s Equity Proportion is at least 15%), (ii) at least one Red Nominated Director (if Red’s Equity Proportion is at least 10%), and (iii) a simple majority of all INEDs present and eligible to vote on the decision.

Removal of any Subsequent Chairman

As long as the Chairman nominated by Olive HoldCo is a director, such Chairman may only be removed as Chairman prior to the end of his or her three-year term if the Orange Board (excluding, for these purposes, Olive

HoldCo’s Nominated Directors) unanimously resolves to do so. The Orange Board may resolve to remove a Chairman nominated by the Nomination Committee as Chairman from time to time by a simple majority vote of the Orange Board present and eligible to vote on the decision. All such subsequent Chairmen, whether nominated by Olive HoldCo or the Nomination Committee, will be subject to annual election by Orange shareholders.

Committees of the Orange Board

Upon the Completion, it is expected that the Orange Board will have the following five committees: Audit Committee, Affiliated Transaction Committee, Nomination Committee, Corporate Social Responsibility Committee and Remuneration Committee. The Orange Board may constitute committees of directors as it sees fit from time to time.

If Olive HoldCo’s Equity Proportion is at least 15%, each committee of the Orange Board, other than the Audit Committee, will be required to include at least one Olive HoldCo Nominated Director. If Red’s Equity Proportion is at least 10%, each committee of the Orange Board, other than the Audit Committee and the Affiliated Transaction Committee, will be required to include at least one Red Nominated Director.

The Audit Committee will consist of [    ] members, all of whom will be INEDs. The chairman of the Audit Committee will be an INED.

The Nomination Committee will consist of [    ] members, the majority of whom will be INEDs. The chairman of the Nomination Committee will be an INED.

The Remuneration Committee will consist of [    ] members, the majority of whom will be INEDs. The chairman of the Remuneration Committee will be an INED.

The Affiliated Transaction Committee will consist of [     ] members, the majority of whom will be INEDs. The chairman of the Affiliated Transaction Committee will be an INED. No Red Nominated Director may be a member of the Affiliated Transaction Committee.

The Corporate Social Responsibility Committee will consist of [    ] members, the majority of whom will be INEDs. The Corporate Social Responsibility Committee will nominate one of its members to act as chairman.

Chief Executive Officer

Mr. Brock, CCE’s current Chief Executive Officer, will be the initial Chief Executive Officer of Orange for an initial term of one year following the date of the Completion and will be a director on the Orange Board for so long as he holds such office.

At the end of his initial term, the Orange Board may approve a three-month extension of the Chief Executive Officer’s term.

Any other extension of the term of the initial Chief Executive Officer will be subject to the approval of the Orange Board including (i) if Olive HoldCo’s Equity Proportion is at least 15%, at least one Olive HoldCo Nominated Director and (ii) if Red’s Equity Proportion is at least 10%, at least one Red Nominated Director.

Upon the initial Chief Executive Officer ceasing to hold office, the appointment of any subsequent Chief Executive Officer and any extension of such person’s term will be subject to the approval of the Orange Board, including (i) if Olive HoldCo’s Equity Proportion is at least 15%, at least one Olive HoldCo Nominated Director and (ii) if Red’s Equity Proportion is at least 10%, at least one Red Nominated Director.

The Orange Board may remove the Chief Executive Officer at any time by a simple majority vote of the Orange Board present and eligible to vote on the decision.

Matters Requiring Approval of the Orange Board

The Shareholders’ Agreement provides that no member of the Orange group will take any action in relation to matters reserved to the Orange Board in Orange’s chart of authority, without the consent of (i) at least one Olive HoldCo Nominated Director (if Olive HoldCo’s Equity Proportion is at least 15%), and (ii) at least one Red Nominated Director (if Red’s Equity Proportion is at least 10%).

In addition, no member of the Orange group may take any action in relation to the following matters, without the approval of the Orange Board, including (i) at least one Olive HoldCo Nominated Director (if Olive HoldCo’s Equity Proportion is at least 15%), and (ii) at least one Red Nominated Director (if Red’s Equity Proportion is at least 10%):

•	adopt or amend the INED suitability criteria;

•	adopt or amend any annual business plan or long-range business plan;

•	any suspension, cessation or abandonment of any material activity of Orange or any material change to the nature, primary focus or geographical areas of the business of Orange or the closing of any material operating establishment of the business;

•	any material acquisition or disposal by Orange;

•	any material, actual or proposed reorganization or liquidation of any member of the Orange group;

•	issue any securities representing more than 10% of the issued share capital of Orange, other than in accordance with any equity incentive scheme of Orange approved by the Orange Board;

•	issue any securities on a non-pro-rata basis, other than in accordance with any equity incentive scheme of Orange approved by the Orange Board;

•	agree a change of listing venue, additional listing venue or cancellation of any listing;

•	change the country of incorporation of Orange;

•	amend or repeal the constitution of Orange;

•	enter into any commitments or arrangements that are material to the business of the Orange group outside the ordinary course and not identified in any Annual Business Plan (as defined in the Shareholders’ Agreement);

•	agree to any material variation or modification to, or waiver, of any right or claim under any of the Transaction Documents (as defined in the Shareholders’ Agreement);

•	the appointment or removal of the auditors of any member of the Orange group; or

•	change Orange’s name or any business name under which it trades.

Matters Requiring Shareholder Approval

The Shareholders’ Agreement provides that Olive HoldCo and Red will procure, as far as they lawfully can, that no action is taken or resolution proposed by Orange, and Orange does not take any action, in relation to the following matters, without a resolution first being passed by shareholders of Orange present in person or represented by proxy at a general meeting of Orange who hold Orange Shares carrying at least 75% of the votes exercisable at that meeting:

•	issue securities representing 20% or more of the issued share capital of Orange;

•	disapply statutory pre-emption rights for the purposes of issuing securities; or

•	repurchase, redeem or otherwise reorganize Orange’s share capital, in respect of 10% or more of the issued share capital of Orange in each year.

Restrictions on Disposal

The Shareholders’ Agreement provides that subject to limited exceptions, until the first anniversary of the Completion, neither Olive HoldCo nor Red may dispose of any of their Orange Shares.

On or after the first anniversary of the Completion, Olive HoldCo and Red may dispose of any of their Orange Shares on or off a recognized stock exchange in certain circumstances.

Olive HoldCo and Red may dispose of some or all of their Orange Shares, otherwise than on a recognized stock exchange, provided that neither Olive HoldCo nor Red may dispose of more than 18% of the issued share capital of Orange, in aggregate, to any person (or their affiliates or persons acting in concert with such person) without the prior written consent of the other.

Olive HoldCo and Red may transfer Orange Shares to a third-party purchaser on a recognized stock exchange. However, neither Olive HoldCo nor Red may transfer Orange Shares on a recognized stock exchange, either as a one-off transfer or when aggregated with previous transfers on a recognized stock exchange within the twelve months prior to the date of the proposed transfer, representing more than 5% of the fully-diluted share capital of Orange, calculated as a mean average of the fully-diluted share capital of Orange across the relevant twelve month period. Further, if either Olive HoldCo or Red proposes to transfer Orange Shares on a recognized stock exchange that, either as a one-off disposal or when aggregated with previous transfers on a recognized stock exchange within the twelve months prior to the date of the proposed transfer, represents more than 3% of the fully-diluted share capital of Orange, calculated as a mean average of the fully-diluted share capital of Orange across the relevant twelve-month period, such shareholder must notify Orange at least three business days before undertaking such transfer.

As an alternative to the process described in the paragraph above, Olive HoldCo and Red may transfer Orange Shares on a recognized stock exchange if such transfer has been approved in advance by a simple majority of INEDs.

Nothing in the Shareholders’ Agreement restricts Olive HoldCo or Red from accepting or agreeing to accept an offer (as defined in the Takeover Code) for Orange.

Standstill

Other than as a result of an offer (as defined in the Takeover Code) for Orange recommended by a simple majority of the INEDs, for a period of three years from the Completion:

•	Olive HoldCo and its subsidiaries may not, and must use commercially reasonable endeavors to procure that each direct or indirect shareholder of Olive HoldCo does not, acquire or agree to acquire any securities in Orange without the prior approval of the Orange Board, such approval to include approval by, if Red’s Equity Proportion is at least 10%, at least one Red Nominated Director, if Olive HoldCo’s Equity Proportion is at least 15%, at least one Olive HoldCo Nominated Director and a simple majority of INEDs.

•	Subject to limited exceptions, Red, its subsidiaries and Red’s parent, may not, subject to limited exemptions, acquire or agree to acquire any securities in Orange that would result in Red’s aggregate interest in securities of Orange exceeding 21% of the fully-diluted share capital of Orange.

Other than as a result of an offer (as defined in the Takeover Code) for Orange recommended by a simple majority of INEDs, neither Red nor Olive HoldCo may acquire Orange Shares that when aggregated with the Orange Shares owned by the other, represent more than 67% of the issued Orange Shares. If either Olive HoldCo or Red is in breach of this provision, Olive HoldCo or Red, as relevant, will be required to sell such number of Orange Shares as is required to remedy such breach, within a period of 10 business days of request from Orange.

Events of Default and Breach

Olive HoldCo or Red, as applicable, will be deemed to have committed an “Event of Default” under the Shareholders’ Agreement if, among others:

(i) such shareholder breaches the provisions of the Shareholders’ Agreement described under either of the sections entitled “Restrictions on Disposal” or “Standstill” above, where the breach is not capable of remedy, or if the breach is capable of remedy, such breach is not remedied within 10 business days of written notice requiring it to remedy that default;

(ii) an Insolvency Event (as defined in the Shareholders’ Agreement) occurs in relation to such shareholder; or

(iii) such shareholder is prohibited from being a shareholder of Orange by a change in applicable law.

Further, Olive HoldCo will have committed an Event of Default if an Olive HoldCo Change of Control (as defined in the Shareholders’ Agreement) occurs in relation to Olive HoldCo without the prior consent of Orange and Red, and Red will have committed an Event of Default if a Change of Control (as defined in the Shareholders’ Agreement) occurs in relation to Red (except in relation to the ultimate listed parent of Red) without the prior consent of Orange and Olive HoldCo.

If Olive HoldCo or Red commits an Event of Default, it will be a “Defaulting Shareholder.”

Consequences of an Event of Default

Upon any event of default in the circumstances described at (ii) or (iii) above, and in circumstances where, in the case of Olive HoldCo, (i) Olive HoldCo has breached the terms of the Olive HoldCo Side Letter (as defined in the Shareholders’ Agreement) or (ii) Cobega Invest, S.L. has breached the terms of the Cobega Side Letter (as defined in the Shareholders’ Agreement) and its breach has caused an Olive HoldCo Change of Control, the Defaulting Shareholder will lose all of its rights under the Shareholders’ Agreement.

Upon any other event of default, the Defaulting Shareholder will lose all of its rights under the Shareholders’ Agreement other than its rights in relation to the appointment of Nominated Directors.

Term and Termination

The Shareholders’ Agreement will take effect on the Completion.

Termination at the Election of Red or Olive HoldCo

The Shareholders’ Agreement will be terminable at the election of either Red or Olive HoldCo at ten-year intervals, as more specifically described below.

During the six-month period prior to the tenth anniversary of the Completion, either Red or Olive HoldCo may give written notice to the other, stating that, in its opinion, Red and Olive HoldCo do not share an aligned vision for the future of the business of Orange (a “Termination Notice”). Following the delivery of a Termination Notice, the rights and obligations of the parties under the Shareholders’ Agreement will terminate, except for certain specific provisions of the Shareholders’ Agreement.

During the three-month period prior to the date of the twentieth anniversary of the Completion, either Red or Olive HoldCo may give written notice of termination to the other. Following the delivery of such notice, the rights and obligations of the parties under the Shareholders’ Agreement will terminate, except for certain specific provisions of the Shareholders’ Agreement.

During the three-month period prior to the end of any following ten-year period, either Red or Olive HoldCo may serve a written notice of termination on the other. Following the delivery of such notice, the rights and obligations of the parties under the Shareholders’ Agreement will terminate, except for certain specific provisions of the Shareholders’ Agreement.

Termination by Red upon a Breach of the Cobega Side Letter

If Cobega Invest, S.L. breaches the terms of the Cobega Side Letter, Red has the right, following the twentieth anniversary of the Completion, to give notice to Olive HoldCo to terminate the Shareholders’ Agreement. Following delivery of such a notice, with effect from the one-year anniversary of the date of such notice, the rights and obligations of the parties will terminate, except for certain specific provisions of the Shareholders’ Agreement.

Other Termination Events

The Shareholders’ Agreement will also terminate:

•	if an offer (as defined in the Takeover Code), recommended by a simple majority of INEDs, for Orange made by either Olive HoldCo or Red or their affiliates becomes unconditional in all respects or becomes effective, and as a result Olive HoldCo and Red (together with their affiliates) hold more than 67% of the issued shares in Orange in aggregate;

•	if Orange is wound up;

•	in respect of either Olive HoldCo or Red, if either Olive HoldCo or Red’s Equity Proportion is less than 5%; or

•	if the parties to the Shareholders’ Agreement agree in writing to terminate the Shareholders’ Agreement.

Amendment

The Shareholders’ Agreement may be amended only if (i) the amendment has been made with the prior approval of the Orange Board, including a simple majority of all INEDs; and (ii) the amendment is signed by all of the parties.

Governing Law

The Shareholders’ Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

The Contribution Agreements

This section of this proxy statement/prospectus describes the material terms of the Olive Contribution Agreement and the Black Contribution Agreements. The description in this section and elsewhere in this proxy statement/prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the agreements. The following summary must be read in conjunction with the agreements, copies of which were included as Exhibit 10.3 and Exhibit 10.4, respectively, to the registration statement of which this proxy statement/prospectus forms a part. This summary may not contain all of the information about the agreements that are important to you. You are urged to read the full text of the agreements before making any decisions regarding the Merger.

Olive Contribution Agreement

The Olive Contribution Agreement sets forth the terms and conditions on which Olive HoldCo will contribute and transfer to Orange its shares in Olive. At the Completion, Olive HoldCo will contribute and transfer its shares in Olive to Orange in exchange for the issuance to Olive HoldCo by Orange of shares in Orange, as set out in the Master Agreement. The transfer will be formalized before a notary in Madrid on the date of the Completion, at which time Olive HoldCo and Orange will execute a share transfer deed, register the transfer in the share registry book of Olive, and execute, perform, acknowledge and deliver such other documents as are required by law and the Olive Contribution Agreement to be executed, performed, acknowledged and delivered in connection with the transfer of the shares in Olive and will carry out any other action required under the Olive Contribution Agreement.

Black Contribution Agreement

In conjunction with the Master Agreement, the Black Contribution Agreement sets forth the terms and conditions on which Red will contribute and transfer to Orange its shares in Black. At the Completion, Red will contribute and transfer its shares in Black to Orange in exchange for the issuance to Red (or their designee) by Orange of Orange Shares, as set out in the Master Agreement. The transfer of the shares in Black to Orange will be effected under the terms of the Black Contribution Agreement, which will be executed before a German notary at the Completion.

Registration Rights Agreement

This section of this proxy statement/prospectus describes the material terms of the Registration Rights Agreement. The description in this section and elsewhere in this proxy statement/prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the Registration Rights Agreement. The following summary must be read in conjunction with the Registration Rights Agreement, a copy of which was included as Exhibit 10.2 to the registration statement of which this proxy statement/prospectus forms a part. This summary may not contain all of the information about the Registration Rights Agreement that is important to you. You are urged to read the full text of the Registration Rights Agreement before making any decisions regarding the Merger.

The Registration Rights Agreement will govern the respective rights and obligations of Orange, Red and Olive HoldCo with respect to the registration for resale by Red and Olive HoldCo and certain of their respective affiliates and transferees of Orange Shares following the Combination Transactions.

Demand Registration Rights

Pursuant to the Registration Rights Agreement, at any time after one year following the Completion, Red and Olive HoldCo (or their affiliates or transferees, as set forth in the Registration Rights Agreement) may each request that Orange effect the registration of all or part of its Orange Shares upon written request to Orange so long as the requesting party holds at least 5% of the outstanding Orange Shares. Within two business days of receipt of such a written request from one of the requesting shareholders, and at least ten business days prior to the anticipated filing date of the registration statement related to such demand registration, Orange must provide notice to the other shareholder who can request, within ten days of such notice, that Orange include their Orange Shares in the registration. Olive HoldCo will be entitled to no more than five demand registrations and Red will be entitled to no more than three demand registrations, in each case, subject to certain exceptions. The value of Orange Shares that all requesting stockholders propose to sell in any demand registration must be at least $50 million.

Shelf Registration Rights

At any time after one year following the Completion, when Orange is eligible to use Form S-3 or Form F-3 in connection with a secondary public offering of its equity securities and a shelf registration on such forms is not currently effective, Orange must, at the request of Red or Olive HoldCo, use its commercially reasonable efforts to register the securities held by the requesting shareholder, providing for an offering to be made on either a delayed or continuous basis. Orange must provide notice to the other shareholder of such request and offer the other shareholder the opportunity to register its securities pursuant to such shelf registration. A request to register shares pursuant to a shelf registration will not be counted against the number of demand registrations to which Red or Olive HoldCo is entitled pursuant to the Registration Rights Agreement.

Piggyback Registration Rights

In addition to the demand and shelf registration rights, at any time after one year following the Completion, if Orange proposes to register Orange Shares under the Securities Act, each of Red and Olive HoldCo will have piggyback rights, subject to certain exceptions, allowing them to include Orange Shares held by each of them on such registration statement.

Conditions; Indemnification; Expenses

The registration rights of Red and Olive HoldCo are subject to cutback procedures in the event the lead managing underwriter advises Orange that the demand, shelf or piggyback offering is oversubscribed.

Orange will be entitled to suspend its obligation to file any registration statement or amendment to a registration statement:

(i) upon request by the SEC for amendments to the registration statement or amendments or supplements to the prospectus,

(ii) upon issuance by the SEC of a stop order suspending the effectiveness of a registration statement,

(iii) upon the Orange Board’s determination, in its good faith judgment, that any such registration should not be taken because it would reasonably be expected to materially interfere with or require public disclosure of any non-public material corporate development or plan or

(iv) if Orange has material non-public information, the disclosure of which the Orange Board determines, in its good faith judgment, after consultation with independent outside counsel to Orange (x) would be required to be made in a registration statement or filing with the SEC, (y) would not be required to be disclosed but for the filing, effectiveness or continued use of such registration statement, and (z) has a bona fide business purpose for not disclosing publicly.

Red and Olive HoldCo have both agreed, upon request by Orange or the underwriters, not to effect a public sale or distribution of registrable securities during the seven days prior to and the ninety-day period beginning on the effective date of the registration of such registrable securities in connection with a public offering (or such shorter period as the underwriters participating in such offering may require). Red and Olive HoldCo have further agreed not to effect any public sale or distribution of registrable securities upon notice from Orange of the commencement of a public offering in connection with a shelf registration during the seven days prior to and the ninety-day period beginning on the date of commencement of such public offering (or such shorter period as the underwriters participating in such offering may require), except as part of such public offering. If requested, Red and Olive HoldCo will each enter into a customary lock-up agreement in favor of the underwriters.

Orange has agreed not to effect any public sale or distribution of registrable securities (except pursuant to registrations on Forms S-8, S-4 or F-4 or any similar or successor forms under the Securities Act) with respect to any public offering pursuant to a demand registration or any piggyback registration in which the holders of registrable securities are participating during the seven days prior to and the ninety-day period beginning on the effective date or such registration (or such shorter period as the underwriters participating in such offering may require), except as part of such public offering. Orange has further agreed not to effect any public sale or distribution of registrable securities (except pursuant to registrations on Forms S-8, S-4 or F-4 or any similar or successor form under the Securities Act) upon notice from any holder of registrable securities subject to a shelf registration of an intention to effect a public offering of registrable securities during the seven days prior to and the ninety-day period beginning on the date of commencement of such public offering (or such shorter period as the underwriters participating in such offering may require), except as part of such public offering.

Orange must use its commercially reasonable efforts to cause any filed registration statement to become and remain effective for a period of not less than four months (or, if sooner, until all registrable securities have been sold) or, in the case of a shelf registration, until the earlier of the date on which all securities covered by such shelf registration are no longer registrable securities and the date on which Orange cannot extend the effectiveness of such shelf registration because it is no longer eligible to use Form S-3 or Form F-3.

Orange will generally pay all registration expenses in connection with its obligations under the registration rights agreement, and Red and Olive HoldCo will pay their portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of their Orange Shares.

Orange will indemnify Red and Olive HoldCo against any losses incurred in connection with any untrue (or allegedly untrue) statement of a material fact contained in, or any omission of a material fact from, any registration statement, preliminary prospectus, prospectus or free writing prospectus relating to registrable securities, except that Orange will not be liable to Red or Olive HoldCo for any losses related to an untrue statement or omission based on information furnished in writing to Orange by or on behalf or Red or Olive HoldCo, as applicable. Red and Olive HoldCo will indemnify Orange against any losses incurred in the event such losses arise out of information furnished in writing by or on behalf or Red or Olive HoldCo, as applicable, for use in any registration statement, preliminary prospectus, prospectus or free writing prospectus relating to registrable securities.

It is a condition precedent to the obligations of Orange to include the registrable securities of Red and Olive HoldCo in any registration statement, that Red or Olive HoldCo, as applicable, (i) has furnished to Orange in writing such information as Orange may reasonably request for use in connection with any related registration statement or prospectus and (ii) is in compliance with the Securities Act, Exchange Act, applicable state securities laws and all applicable regulations in connection with the registration and disposition of registrable securities.

The Registration Rights Agreement will terminate when neither Red nor Olive HoldCo owns at least 5% of the Orange Shares.

Olive Framework Agreement

This section of this proxy statement/prospectus describes the material terms of the Olive Framework Agreement. The description in this section and elsewhere in this proxy statement/prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the Olive Framework Agreement. The following summary must be read in conjunction with the Olive Framework Agreement, a copy of which was included as Exhibit 10.5 to the registration statement of which this proxy statement/prospectus forms a part. This summary may not contain all of the information about the Olive Framework Agreement that is important to you. You are urged to read the full text of the Olive Framework Agreement before making any decisions regarding the Combination.

The Olive Framework Agreement governs the participation of Olive shareholders in the Combination Transactions, including, among other matters (a) a corporate reorganization of the Olive group required prior to the Completion (see “–Iberian Reorganization” below); (b) the adjustments to be made to the Olive bottling business to be contributed to Orange (see “–Adjustments to Perimeter” below); (c) the process by which Olive shareholders who elected not to participate in the Combination Transactions could sell their Olive shares to other Olive shareholders (or to Olive) at a set price (see “–Extraordinary Liquidity Mechanism” below); and (d) the corporate resolutions required for Olive and Olive HoldCo to participate in the Combination Transactions and the commitment of the Olive shareholders who are party to the Olive Framework Agreement to vote in favor of such resolutions.

Red, CCE and Orange are third party beneficiaries of certain obligations of the parties to the Olive Framework Agreement.

All Olive shareholders were invited to enter into or adhere to the Olive Framework Agreement. The Olive Framework Agreement was initially entered into on July 30, 2015 by, among others, Olive shareholders represented (directly or indirectly) on Olive’s board of directors, representing approximately 95.6%. The remaining Olive shareholders were invited to adhere to the Olive Framework Agreement once the transaction became public; the period for further Olive shareholders to adhere to the Olive Framework Agreement ended on September 25, 2015.

Iberian Reorganization

Pursuant to the terms of the Master Agreement, existing Olive shareholders will hold their Orange Shares indirectly through Olive HoldCo. The Olive Framework Agreement governs the process by which Olive shareholders participating in the Combination Transactions incorporated Olive HoldCo and contributed all of their Olive shares to Olive HoldCo, free of encumbrances, under a 1:1 exchange ratio.

Olive HoldCo was incorporated on November 11, 2015, by the Olive shareholders who are party to the Olive Framework Agreement. Each Olive shareholder received one share of Olive HoldCo for each Olive share contributed. On November 11, 2015, pursuant to the Olive Framework Agreement, Olive HoldCo became the parent holding company of the Olive group and held Olive shares representing 98.3% of Olive’s share capital. On December 29, 2015, Olive HoldCo acquired a further minority stake in Olive and became the owner of the shares in Olive representing 100% of the share capital of Olive.

Adjustments to Perimeter

The Olive Framework Agreement identifies certain non-core assets owned by Olive’s subsidiaries that will be excluded from the Olive bottling business that Olive HoldCo will contribute to Orange as part of the Combination Transactions. Under the terms of the Master Agreement and the Olive Framework Agreement, no liabilities arising from or related to these excluded assets will be assumed by Orange or its subsidiaries.

The Olive Framework Agreement also sets forth the process for the carve-out of the assets to be excluded from the Olive bottling business perimeter, which process is expected to be completed prior to the Completion.

Extraordinary Liquidity Mechanism

The Olive Framework Agreement sets forth the process by which those Olive shareholders who elected not to participate in the Combination Transactions could sell their Olive shares to other Olive shareholders (or Olive) at a price determined by independent valuators in accordance with the shareholders agreement of Olive.

Three Olive shareholders, holding shares together representing approximately 0.04% of Olive’s share capital, elected to execute the extraordinary liquidity mechanism and sold all of their Olive shares to other Olive shareholders on November 2, 2015.

Corporate Resolutions

The Olive shareholders who executed the Olive Framework Agreement committed to vote in favor of the corporate resolutions authorizing Olive and Olive HoldCo to participate in the Combination Transactions in the general shareholders’ meetings of Olive and Olive HoldCo, respectively.

These general shareholders’ meetings were held on September 28, 2015 (for Olive) and on November 11, 2015 (for Olive HoldCo), at which the relevant resolutions to participate in the Combination Transactions (including, among others, the adherence to the Master Agreement by Olive HoldCo, the execution of the Olive Contribution Agreement by Olive HoldCo, and the execution of the Shareholders’ Agreement by Olive HoldCo) were duly approved.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF CCE

The following selected financial data should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Consolidated Financial Statements, and the Notes to Consolidated Financial Statements of CCE incorporated by reference into this proxy statement/prospectus.

	For the Years Ended December 31,
(in millions, except per share data)	2015(A)	2014(B)	2013(C)	2012(D)	2011(E)
OPERATIONS SUMMARY
Net sales	$7,011	$8,264	$8,212	$8,062	$8,284
Cost of sales	4,411	5,291	5,350	5,162	5,254

Gross profit	2,570	2,973	2,862	2,900	3,030
Selling, delivery, and administrative expenses	1,704	1,954	1,948	1,972	1,997

Operating income	866	1,019	914	928	1,033
Interest expense	18	119	103	94	85
Other non-operating (expense) income	(4)	(7)	(6)	3	(3)

Income before income taxes	744	893	805	837	945
Income tax expense	148	230	138	160	196

Net income	$596	$663	$667	$677	$749

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	231	247	268	294	319
Diluted	235	252	273	301	327
PER SHARE DATA
Basic earnings per share	$2.59	$2.68	$2.49	$2.30	$2.35
Diluted earnings per share	2.54	2.63	2.44	2.25	2.29
Dividends declared per share	1.12	1.00	0.80	0.64	0.51
Closing stock price	49.24	44.22	44.13	31.73	25.78
YEAR-END FINANCIAL POSITION
Property, plant, and equipment, net	$1,920	$2,101	$2,353	$2,322	$2,230
Franchise license intangible assets, net	3,383	3,641	4,004	3,923	3,771
Total assets	7,611	8,543	9,525	9,510	9,094
Total debt	3,861	3,952	3,837	3,466	3,012
Total shareowners’ equity	957	1,431	2,280	2,693	2,899

(A)	CCE’s 2015 net income included the following items of significance: (1) charges totaling $20 million related to restructuring activities; (2) net mark-to-market losses totaling $28 million related to non-designated commodity hedges associated with underlying transactions that relate to a different reporting period; (3) charges totaling $45 million related to the pending Merger; (4) a gain of $10 million related to the sale of a distribution facility in Great Britain; and (5) a deferred tax benefit of $48 million due to the enactment of corporate tax rate reductions in the United Kingdom and Norway.
(B)	CCE’s 2014 net income included the following items of significance: (1) charges totaling $81 million related to restructuring activities; (2) net mark-to-market gains totaling $2 million related to non-designated commodity hedges associated with underlying transactions that relate to a different reporting period; (3) charges totaling $10 million related to the impairment of CCE’s investment in its recycling joint venture in Great Britain; and (4) net tax items totaling $6 million principally related to the tax impact on the cumulative nonrecurring items for the year.
(C)

CCE’s 2013 net income included the following items of significance: (1) charges totaling $120 million related to restructuring activities; (2) net mark-to-market losses totaling $7 million related to non-designated commodity hedges associated with underlying transactions that relate to a different reporting period;

(3) charges totaling $5 million related to changes after the merger between CCE and TCCC, completed on October 2, 2010 (the “2010 Merger”) in certain underlying tax matters covered by CCE’s indemnification to TCCC for periods prior to the 2010 Merger; and (4) a net deferred tax benefit of $71 million due to the enactment of a corporate income tax rate reduction in the United Kingdom.
(D)	CCE’s 2012 net income included the following items of significance: (1) charges totaling $85 million related to restructuring activities; (2) net mark-to-market losses totaling $4 million related to non-designated commodity hedges associated with underlying transactions that relate to a different reporting period; and (3) a net deferred tax benefit of $62 million due to the enactment of corporate income tax rate reductions in the United Kingdom and Sweden, partially offset by the impact of a corporate income tax law change in Belgium.
(E)	CCE’s 2011 net income included the following items of significance: (1) charges totaling $19 million related to restructuring activities; (2) net mark-to-market losses totaling $3 million related to non-designated commodity hedges associated with underlying transactions that related to a different reporting period; (3) charges totaling $5 million related to post-2010 Merger changes in certain underlying tax matters covered by CCE’s indemnification to TCCC for periods prior to the 2010 Merger; and (4) a deferred tax benefit of $53 million due to the enactment of a corporate income tax rate reduction in the United Kingdom.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF OLIVE

The following selected financial data should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations of Olive, the consolidated financial statements of Olive, and the notes to consolidated financial statements of Olive included in this proxy statement/prospectus.

As indicated in Note 2 to the consolidated financial statements of Olive, the consolidated financial statements of Olive have been prepared in accordance with IFRS as issued by the IASB. The financial information for 2013 contained in the following table reflects seven months of results, as no operations prior to June 1, 2013 existed.

	For the Years Ended December 31,
(in millions, except per share data)	2015	2014	2013
OPERATIONS SUMMARY
Revenue	€2,920	€2,832	€1,835
Changes in inventories of finished goods and work in progress and Own work capitalized	(11)	7	(40)
Supplies	(1,186)	(1,224)	(763)
Other operating income	30	30	15
Personnel expenses	(336)	(319)	(179)
Other operating expenses	(1,041)	(1,007)	(620)
Amortization and depreciation	(93)	(93)	(61)
Other income and expenses	(5)	7	(119)
Results from operating activities	267	239	72
Profit before tax	268	238	71
Income tax (expense)/income	(77)	(61)	37
Net profit	€191	€177	€108
SHARES OUTSTANDING
Total shares outstanding	1,517	1,517	1,517
PER SHARE DATA
Basic earnings per share	€0.13	€0.12	€0.07
YEAR-END FINANCIAL POSITION
Property, plant, and equipment, net	€652	€763	€807
Goodwill and intangible assets, net	843	850	833
Total assets	2,641	2,614	2,590
Total interest-bearing loans and borrowings	37	55	95
Total equity	2,110	2,072	1,897

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF BLACK

The following selected financial data should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations of Black, the Consolidated Financial Statements of Black, and the Notes to Consolidated Financial Statements of Black in this proxy statement/prospectus.

	For the Years Ended December 31,
(in millions, except per share data)	2015	2014	2013	2012	2011
				(unaudited)	(unaudited)
OPERATIONS SUMMARY
Net operating revenues	$ 2,421	$2,827	$2,822	$2,665	$2,837
Cost of goods sold	1,396	1,657	1,665	1,574	1,639

Gross profit	1,025	1,170	1,157	1,091	1,198
Selling, general and administrative expenses	1,161	1,232	1,213	1,108	1,115

Operating income (loss)	(136)	(62)	(56)	(17)	83
Interest income	—	1	1	1	2
Interest expense	3	4	3	2	3
Other income (loss)–net	(3)	—	(1)	(1)	(2)

Income (loss) before income taxes	(142)	(65)	(59)	(19)	80
Income tax expense (benefit)	(3)	(1)	(2)	8	16

Net income (loss)	$ (139)	$(64)	$(57)	$(27)	$64

YEAR-END FINANCIAL POSITION
Property, plant, and equipment, net	$ 1,470	$1,543	$1,717	$1,580	$1,480
Franchise rights with indefinite lives	395	440	499	479	469
Total assets	3,528	3,721	4,112	3,817	3,699
Total debt(A)	52	54	61	41	18
Total liabilities to related parties	233	421	379	248	265
Total shareowners’ equity	2,277	2,289	2,524	2,461	2,466

(A)	Total debt reflects Black’s capital lease obligations for the periods presented.

UNAUDITED COMPARATIVE PER SHARE DATA

The following table sets forth selected historical per share information for CCE Common Stock as well as similar information reflecting Orange on a pro forma basis as of and for the year ended December 31, 2015. The pro forma combined earnings per share information is presented as if the Combination had been effective on January 1, 2015, and the pro forma combined book value per common share is presented as if the Combination had been effective on December 31, 2015. The information in the table is unaudited except for CCE’s historical information as of and for the year ended December 31, 2015, which has been derived from audited information. You should read this data in conjunction with CCE’s historical consolidated financial statements and related notes incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma combined earnings per share was calculated using the methodology described under “Notes to Unaudited Pro Forma Condensed Combined Financial Information of Orange” included elsewhere in this proxy statement/prospectus. The pro forma combined book value per share was calculated by dividing total pro forma combined common shareholders’ equity by the number of Orange Shares expected to be outstanding after giving pro forma effect to the issuance of Orange Shares pursuant to the Merger Agreement.

	As of and for the Year Ended December 31, 2015
	CCE Historical	Orange Pro Forma
Basic earnings per share	$2.59	$1.47
Diluted earnings per share	2.54	1.45
Cash dividends declared per share	1.12	—
Book value per share	4.22	20.61

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS OF OLIVE

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of Olive should be read in conjunction with Olive’s selected financial data and the audited consolidated financial statements of Olive as of and for the years ended December 31, 2015, 2014 and 2013, and the accompanying notes to these consolidated financial statements contained in this proxy statement/prospectus. This discussion includes forward-looking statements, which, although based on assumptions that Olive considers reasonable, are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements,” and, for a discussion of risks and uncertainties facing Olive, you should also see “Risk Factors” beginning on page 14 in this proxy statement/prospectus.

Overview

Business

Olive markets, produces and distributes non-alcoholic beverages in Spain, Portugal and Andorra through product bottling and distribution agreements with TCCC and other licensors.

Olive was incorporated in October 2012 under the name Ibérica de Bebidas no Alcohólicas, S.A., and in March 2013 changed its name to Coca-Cola Iberian Partners, S.A. From and after June 1, 2013, as a result of the integration of eight existing beverage businesses in the Iberian region, Olive commenced operations as a combined business. This integration has been fundamental to building a group with the capacity to succeed in a highly competitive beverage industry. This integration has also positioned Olive to take advantage of the opportunities offered by the recovery of the economy and the ongoing trend of increased consumption in the Iberian region.

Olive faces strong competition from other general and specialty beverage companies. Olive’s financial results are affected by a number of factors, including, but not limited to, consumer preferences, cost to manufacture and distribute products, general economic conditions, local and national laws and regulations, raw material availability and weather patterns.

Olive’s business is seasonal due to higher sales of its products during the second and third calendar quarters. Olive’s methods of accounting for fixed costs, such as depreciation and amortization, are not significantly affected by business seasonality.

Basis of Presentation

The consolidated financial statements of Olive as of and for the years ended December 31, 2015, 2014 and 2013, have been prepared in accordance with IFRS as issued by the IASB.

Olive prepared financial statements covering the years ended December 31, 2015, 2014 and 2013. The financial information for 2013 contained in the consolidated statements of profit and loss, other comprehensive income, changes in equity and cash flow reflects seven months of results, as no operations existed prior to June 1, 2013, and, therefore, is not comparable with the financial information for 2015 and 2014, which covers twelve months of results.

Principal Factors Affecting Results

Macro-economic Conditions and Levels of Consumer Spending

Challenging economic conditions played a major role in Olive’s operating performance and financial results in 2015, 2014 and 2013. Because non-alcoholic beverages are consumer goods, their consumption is influenced by the overall level of economic activity and consumer spending. Olive operates in the markets of Spain, Portugal and Andorra, and Olive’s territories, as a whole, experienced negative GDP growth from the advent of the global financial crisis through 2013. These economic conditions negatively impacted consumer spending and, thus, demand for Olive’s products.

However, for the years ended December 31, 2015 and 2014, an improved economic environment in Spain and Portugal (including modest GDP growth beginning in 2014, an improved consumer environment and a decrease in the unemployment rate) provided a positive impact on financial results, as compared to 2013. Nevertheless, the challenging consumer environment persisted through the year ended December 31, 2015.

Integration and Business Transformation

The integration process that followed the commencement of operations of Olive had an impact on Olive’s financial results in each of 2015, 2014 and 2013, as Olive worked to consolidate the operations of eight independent beverage businesses. After commencing operations on June 1, 2013, Olive established an integration office to manage the integration of the individual beverage businesses and to help Olive operate at full capacity as an integrated company.

As of November 2014, the integration office had reached its integration goals and handed off supervision of the ongoing integration to the business transformation office, which was established to wrap up integration projects and to focus on new opportunities for development, innovation, and growth within Olive.

During the year ended December 31, 2015, Olive’s integration and restructuring charges totaled €82 million, including severance, transition and consulting costs. During the years ended December 31, 2014 and 2013, Olive recorded integration and restructuring charges under this program totaling €68 million and €156 million, respectively.

Staff and professional service expenses

The integration process has also led to several restructuring costs related to staff adjustments and professional service expenses incurred to achieve the desired objectives of the integration process, which are not related to Olive’s core results of operations.

Focus on cost management

The reorganization of Olive’s industrial base and corporate structure, as well as the optimization of the pricing structure, has led to several synergies that have had a positive impact on Olive’s overall cost structure, in particular its cost of raw materials. Olive’s major raw materials, other than water and concentrate, are sugar and other sweeteners, carbon dioxide, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminum cans, aseptic packages and other packaging materials. The integration process has led to cost savings in the purchase of the commodities that serve as raw materials. These cost savings principally resulted from the aggregation of the various purchase departments of the different beverage businesses into a single purchase department, generating efficiencies achieved by applying best market practices in procurement across all of Olive’s operations, and as an outcome of successful negotiations with various suppliers.

Operations Review

Years ended December 31, 2015, 2014 and 2013

The following table summarizes Olive’s audited consolidated statements of profit or loss, as a percentage of revenue, for the periods presented:

	Year ended December 31
	2015	2014	2013
Revenue	100%	100%	100%
Changes in inventories of finished goods and work in progress	—	—	2%
Supplies	41%	43%	42%
Other operating income	1%	1%	1%
Personnel expenses	11%	11%	10%
Other operating expenses	36%	36%	34%
Amortization and depreciation	3%	3%	3%
Other income and expenses	—	—	6%
PROFIT BEFORE TAX	9%	8%	4%
Income tax expense/(income)	3%	2%	(2%)
NET PROFIT	7%	6%	6%
Profit/(Loss) attributable to the parent	7%	6%	6%

Revenue

Revenue came principally from sales generated by distributing products under the brands of TCCC.

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenue increased by €88 million, or 3%, from €2,832 million for the year ended December 31, 2014, to €2,920 million for the year ended December 31, 2015. Olive’s bottle and can net price per case between the year ended December 31, 2015 and the year ended December 31, 2014 increased by 0.3%.

Year ended December 31, 2014 compared to year ended December 31, 2013

Olive’s bottle and can net price per case decreased by 0.6% from the year ended December 31, 2013, to the year ended December 31, 2014. This decrease was mainly due to the fact that Olive introduces tariff variations during the last quarter of any given year, so the effects of such variations are deeper on longer periods (in this case, deeper on the year ended December 31, 2014, than on the year ended December 31, 2013).

Sales volume

Sales volume increased by 2.8% for the year ended December 31, 2015, as compared to the year ended December 31, 2014.

Brands

The following table summarizes Olive’s volume mix by major brand category for the periods presented:

	Year Ended December 31
	2015 vs. 2014 Change	2015 % of Total Volume	2014 % of Total Volume	2013 % of Total Volume
Carbonated Soda Drinks	1.4%	78.4%	79.6%	80.0%
Non-carbonated Soda Drinks	10.1%	12.3%	11.4%	11.0%
Water	5.9%	9.3%	9.0%	9.0%
Total	2.8%	100%	100%	100.0%

In 2015, the 10.1% growth in volume of Non-carbonated Soda Drinks for the year ended December 31, 2015, as compared to the year ended December 31, 2014, was due to the positive results of Olive’s strategy to promote the Aquarius and Nestea brands, Olive’s two core brands in the Non-carbonated Soda Drinks product range. Sales volume of Aquabona, Olive’s water brand, increased by 5.9% over the same period.

Consumption

The following table summarizes the volume mix by consumption type for the periods presented:

	Year ended December 31
	2015 vs. 2014 Change	2015 % of Total Volume	2014 % of Total Volume	2013 % of Total Volume
Future Consumption(A)	0.7%	56.5%	57.9%	58.0%
Immediate Consumption(B)	5.9%	43.5%	42.1%	42.0%
Total	2.8%	100%	100%	100%

(A)	Future Consumption packages include containers that are typically one liter or greater, purchased by consumers in multi-packs in take-home channels at ambient temperatures and intended for consumption in the future.
(B)	Immediate Consumption packages include containers that are typically less than one liter, purchased by consumers as a single bottle or can in cold drink channels at chilled temperatures and intended for consumption shortly after purchase.

For the year ended December 31, 2015, the volume of Immediate Consumption increased by 5.9%, as compared to the year ended December 31, 2014. This was due to commercial efforts undertaken to enhance the sales of cans and the introduction of a new glass bottle size.

There was no significant variation in consumption mix between the year ended December 31, 2014 and the year ended December 31, 2013.

Packages

The following table summarizes Olive’s volume mix by package type for the periods presented:

	Year Ended December 31
	2015 vs. 2014 Change	2015 % of Total Volume	2014 % of Total Volume	2013 % of Total Volume
PET (plastic)	0.9%	53.6%	54.7%	55.5%
Cans	4.3%	29.4%	29.0%	28.3%
Glass and other	6.7%	17.0%	16.3%	16.2%
Total	2.8%	100%	100%	100%

During 2015 and 2014, Olive was able to achieve a positive product mix as a result of its strategy to prioritize the most profitable packaging formats. This strategy led to an increase in the percentage of sales of the Cans package type and the Glass and other package types. The Cans package type increased from 28.3% to 29% to 29.4% of total volume for the years ended December 31, 2013, 2014 and 2015, respectively. The Glass and other package types increased from 16.2% to 16.3% to 17% for the years ended December 31, 2013, 2014 and 2015, respectively.

Supplies

Supplies consisted principally of raw materials and other consumables and merchandise needed to bottle Olive’s products.

Year ended December 31, 2015 compared to year ended December 31, 2014

Supplies decreased by €38 million, or 3%, from €1,224 million for the year ended December 31, 2014 to €1,186 million for the year ended December 31, 2015. This decrease was mainly due to the synergies achieved as a result of the integration and beneficial trends in the evolution of prices of the main commodities that Olive uses, mainly sugar and PET. As a result, the raw materials cost per package decreased by 6.2% for the year ended December 31, 2015, as compared to the year ended December 31, 2014.

Year ended December 31, 2014 compared to year ended December 31, 2013

Supplies used in the year ended December 31, 2014 amounted to €1,224 million, principally consisting of the raw materials needed to manufacture Olive’s products. As a result of the 2013 business integration, Olive achieved successful synergies resulting from the aggregation of the various purchase departments of the different beverage businesses into a single purchase department. On the other hand, the increase in sales of the smaller packaging formats led to an increase of 3.2% in bottle and can ingredient and packaging cost per case.

Supplies used for the year ended December 31, 2013 amounted to €763 million. Following the integration on June 1, 2013, the combined Olive group was able to obtain better prices through the negotiation of purchases jointly across all operations and the achievement of successful synergies in the purchase department.

Personnel expenses

Personnel expenses consisted principally of total remuneration paid to Olive’s employees, including administrative and executive staff, including a base salary and additional compensation depending on the status of the employee (permanent or temporary), as well as employee benefit expenses.

Year ended December 31, 2015 compared to year ended December 31, 2014

Personnel expenses increased by €17 million, or 5%, from €319 million for the year ended December 31, 2014, to €336 million for the year ended December 31, 2015. This increase was mainly due to restructuring costs related to the integration processes, including expenses incurred by Olive relating to employee compensation as a result of either termination or geographic relocation.

Year ended December 31, 2014 compared to year ended December 31, 2013

Personnel expenses for the years ended December 31, 2014 and 2013 amounted to €319 million and €179 million, respectively, consisting mainly of personnel expenses incurred through Olive’s normal operations.

Other operating expenses

Other operating expenses consisted principally of external services primarily related to consulting and marketing costs.

Year ended December 31, 2015 compared to year ended December 31, 2014

Other operating expenses increased by €34 million, or 3%, from €1,007 million for the year ended December 31, 2014, to €1,041 million for the year ended December 31, 2015, mainly due to transaction expenses associated with the Combination Transactions.

Year ended December 31, 2014 compared to year ended December 31, 2013

Other operating expenses for the year ended December 31, 2014 amounted to €1,007 million, as compared to €620 million for the year ended December 31, 2013. Other operating expenses in both periods were principally driven by the significant external operations costs incurred, and consulting services used, in connection with the integration process, as well as marketing expenses.

Other income and expenses

Other income and expenses for the year ended December 31, 2013 amounted to €119 million, which is mainly related to expenses in connection with restructuring activities. Note 19.5 of the notes to the consolidated financial statements of Olive for the years ended December 31, 2015, 2014 and 2013 provides further disclosure on the items included.

Income tax expense

Olive’s effective tax rates were approximately 29% and 26% for the years ended December 31, 2015 and 2014, respectively. The increase in the effective tax rate for the year ended December 31, 2015, as compared to the year ended December 31, 2014, was principally due to the statutory tax rate in each of those years and reflected an amendment to the corporate income tax law in Spain, which changed the corporate tax rate from 30% in 2014, to 28% and 25% for tax periods beginning on or after January 1, 2015 and 2016, respectively. In connection with this change, in 2014 Olive’s management re-estimated Olive’s amount of deferred taxes considering the year in which such deferred taxes were likely to reverse. The deferred taxes that were not reversed during 2015 have been re-estimated at the 2016 statutory tax rate.

Olive’s effective tax rate for the year ended December 31, 2013 was (53%). This rate included a net deferred tax benefit of €59 million, due to tax deductions capitalized by Olive when the new tax group was created after the integration of the eight beverage businesses.

Cash Flow and Liquidity Review

Liquidity and Capital Resources

Olive’s primary sources of capital are its cash flows from operations. Olive’s management believes that Olive’s operating cash flow, cash on hand and available short-term and long-term capital resources are sufficient to fund Olive’s working capital requirements, capital expenditures, income tax obligations, dividends to Olive’s shareholders, scheduled debt payments, interest payments and other obligations.

On March 23, 2015, the Board of Directors of Olive proposed the distribution of a dividend out of 2014 profit amounting to €60 million that was later approved by the General Meeting of the Company. This dividend was paid on May 11, 2015. An additional dividend of €90 million was approved in June 22, 2015 and paid in July 2015. The dividend payments on Olive’s common stock during the year ended December 31, 2015 totaled €150 million.

No dividends were paid to Olive’s shareholders for the years ended December 31, 2014 or December 31, 2013.

As of December 31, 2015, 2014 and 2013, Olive had amounts available for borrowing of €500 million, €275 million and €150 million, respectively.

Summary Cash Flow Activity

As of December 31, 2015, Olive had cash and cash equivalents of €214 million, as compared to €216 million as of December 31, 2014. During the year ended December 31, 2015, Olive’s primary source of cash was €269 million from operating activities. Olive’s primary uses of cash included (1) dividend payments of €150 million, (2) investment in capital assets of €87 million and (3) €52 million in short-term financial investments.

As of December 31, 2014, Olive had cash and cash equivalents of €216 million. During the year ended December 31, 2014, Olive’s primary sources of cash included (1) €201 million from operating activities and (2) €59 million, mainly from the maturity of short-term financial investments. Olive’s primary uses of cash included (1) investments in capital assets of €72 million and (2) €25 million for the repayment of borrowings from credit institutions.

As of December 31, 2013, Olive had cash and cash equivalents of €48 million. During the year ended December 31, 2013, Olive’s primary sources of cash included (1) €44 million from operating activities and (2) €86 million arising from cash positions of each of the entities that was part of the integration. Olive’s primary uses of cash included (1) investments in capital assets of €36 million and (2) €50 million in the repayment of borrowings from credit institutions.

Operating Activities

Net cash provided from operating activities was €269 million for the year ended December 31, 2015, as compared to €201 million for the year ended December 31, 2014. The increase of €68 million in net cash provided from operating activities was mainly due to (1) an increase of profit/(loss) for the period before taxes of €30 million, (2) an increase in provisions of €96 million, mainly related to restructuring provisions and (3) a working capital decrease of €68 million.

Net cash provided from operating activities was €201 million for the year ended December 31, 2014, as compared to €44 million for the year ended December 31, 2013. The increase of €157 million in net cash provided from operating activities was mainly due to (1) an increase in profit/(loss) for the period before taxes of €167 million, mainly due to recognition of the restructuring provision in 2013; (2) the negative impact of €175 million due to a restructuring costs provision related to the integration process; (3) a working capital increase of €221 million in 2014, mainly due to the integration process and the seasonality of the business; and (4) a decrease of €67 million due to income tax payments.

Investing Activities

Net cash used in investing activities was €112 million for the year ended December 31, 2015, as compared to €5 million for the year ended December 31, 2014. The €107 million increase was mainly due to (1) the difference in capital expenditures between periods and (2) the difference in the amount invested and the maturities of short-term financial investments between periods.

Net cash used in investing activities was €5 million for the year ended December 31, 2014, as compared to €55 million provided by investing activities in the year ended December 31, 2013. The €60 million increase was mainly due to (1) the difference in capital expenditures between the periods; (2) proceeds of €59 million, mainly from the maturity of short-term investments during 2014; and (3) €86 million arising from the cash positions of each of the entities that was part of the integration.

Financing Activities

Net cash used in financing activities was €159 million for the year ended December 31, 2015, as compared to €28 million for the year ended December 31, 2014. The €131 million increase was mainly due to (1) dividend payments of €150 million during the year ended December 31, 2015 and (2) the difference in the repayment of borrowings between periods.

Net cash used in financing activities was €28 million for the year ended December 31, 2014, as compared to €51 million provided by investing activities in the year ended December 31, 2013. The decrease was mainly due to the difference in the level of Olive’s borrowing from credit institutions between the periods.

Financial Position

December 31, 2015 compared to December 31, 2014

The following table illustrates selected changes in Olive’s consolidated statement of financial position. Notable fluctuations are discussed below:

(€ in millions)	As of December 31, 2015	As of December 31, 2014	% Change
Trade and other receivables	€532	€487	9%
Inventories	144	169	(15%)
Current investments	52	13	302%
Property, plant and equipment	652	763	(15%)
Assets classified as held for distribution to shareholder	107	—	100%
Liabilities classified as held for distribution to shareholder	16	—	100%

Trade and other receivables increased by 9%, primarily attributable to Olive not having entered into any non-recourse factoring scheme agreements as of December 31, 2015, while €101 million was advanced through a non-recourse factoring scheme agreement as of December 31, 2014. Although Olive’s business activities continuously improved, accounts receivable related to those business activities did not increase significantly, due to the effort made by Olive to improve the timing of collection from customers.

Inventories decreased by 15%, due to (1) improvements in stock management and (2) the reclassification of some assets as held for distribution to shareholder.

Current investments increased by 302%, primarily attributable to short-term financial investments during 2015.

Property, plant and equipment decreased by 15%, mainly due to the reclassification of some assets as held for distribution to shareholder, as described in more detail below.

Assets and liabilities classified as held for distribution to shareholder correspond primarily to offices, production plants and businesses that are considered non-core operations that will not be used following the integration process. Prior to the Completion, Olive expects to distribute these assets and businesses to the existing shareholder in the form of a dividend in kind. Refer to Note 13 of the notes to the consolidated financial statements of Olive for the years ended December 31, 2015, 2014 and 2013 included in this proxy statement/prospectus.

December 31, 2014 compared to December 31, 2013

The following table illustrates selected changes in Olive’s consolidated statement of financial position. Notable fluctuations are discussed below:

(€ in millions)	As of December 31, 2014	As of December 31, 2013	% Change
Trade and other receivables	€487	€510	(5%)
Inventories	169	176	(4%)
Current investments	13	62	(79%)
Property, plant and equipment	763	807	(5%)
Current provisions	15	106	(86%)
Trade and other payables	€426	€429	(1%)

Trade and other receivables decreased by 5%, primarily attributable to the use of a non-recourse factoring scheme agreement. The amount advanced under this agreement was €101 million as of December 31, 2014. No agreement was in place as of December 31, 2013. This was offset by an increase in the outstanding net position of VAT receivables from the Spanish tax authorities.

Inventories decreased by 4%, primarily attributable to synergies and the impairment of certain inventory included in certain production facilities that were closed as part of the integration process.

Current investments decreased by 79%, primarily attributable to the maturity of fixed assets investments during 2014.

Property, plant and equipment decreased by 5%, primarily attributable to normal depreciation expenses, which were higher than new additions to property, plant and equipment during 2014.

Current provisions decreased by 86%, due to payments related to the restructuring during 2014. Those provisions had been recognized as of December 31, 2013.

Trade and other payables decreased by 1%, primarily attributable to a decrease of the current income tax payable as a result of Olive’s tax consolidation.

Finance Leases

Olive holds the following assets under finance leases:

(€ in millions)	Net carrying amount of assets
	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Finance leases
Buildings	€31.7	€33.8	€36.1
Information technology equipment	0.1	0.2	0.2
Machinery	0.4	0.7	1.3

Total	€32.2	€34.7	€37.6

The present value of future finance lease payments is as follows:

(€ in millions)	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Up to 1 year	€2.5	€2.4	€2.6
Between 1 and 5 years	9.2	9.3	9.4
More than 5 years	20.5	23.0	25.6

Total	€32.2	€34.7	€37.6

Contingencies

For information about Olive’s contingencies, refer to Notes 16 and 18 of the notes to the consolidated financial statements of Olive for the years ended December 31, 2015, 2014 and 2013 included in this proxy statement/prospectus.

Off-Balance Sheet Arrangements

Olive did not have any off-balance sheet arrangements as of December 31, 2015.

Contractual Obligations

The following table summarizes Olive’s significant contractual obligations as of December 31, 2015:

(€ in millions)	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Capital Lease Obligations	€32.2	€2.5	€4.5	€4.7	€20.5
Operating Lease Obligations	35.7	17.8	8.5	3.2	6.2
Other(A)	4.4	2.8	1.1	0.3	0.2
Total contractual obligations	€72.3	€23.1	€14.1	€8.2	€26.9

(A)	These amounts mainly represent government grants.

Critical Accounting Policies and Estimates

Olive’s management made judgments and estimates with underlying assumptions when applying accounting principles to prepare Olive’s consolidated financial statements. Olive’s management considers an accounting estimate to be critical if (1) it requires assumptions to be made that are uncertain at the time the estimate is made and (2) changes to the estimate or different estimates that could have reasonably been used would have materially changed Olive’s consolidated financial statements. The development and selection of these critical accounting policies have been reviewed by Olive’s board of directors or sole director, as applicable.

Olive’s management believes that the current assumptions and other considerations used to estimate amounts reflected in Olive’s consolidated financial statements are appropriate. However, should Olive’s actual experience differ from these assumptions and other considerations used in estimating these amounts, the impact of these differences could have a material impact on Olive’s consolidated financial statements.

Capital Expenditures

Olive’s capital expenditures for the years ended December 31, 2015, 2014 and 2013, were €81.9 million, €49.3 million and €30.8 million, respectively. In the second quarter of 2015, Olive introduced a new glass bottle size, which resulted in increased capital expenditures for labeling machines in the Technical installations and machinery category, as well as for purchases of cooling equipment and the new bottles in the Other property, plant and equipment category. Olive’s capital expenditures for 2016 will be primarily in asset categories similar to those listed in the table below.

The following table summarizes Olive’s capital asset investments for the periods presented (in millions):

(€ in millions)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Lands and buildings	€2.0	€1.6	€0.9
Technical installations and machinery	31.1	13.3	8.3
Other installations, equipment and furniture	6.2	2.1	6.1
Other property, plant and equipment	41.4	32.3	12.0
Under construction and advances	1.2	—	3.5
Total capital asset investments	€81.9	€49.3	€30.8

Quantitative and Qualitative Disclosures about Market Risks

In the ordinary course of business, Olive is exposed to a variety of market risks that are typical for the industry and sector in which Olive operates. The principal market risks that affect Olive’s financial position, results of operations and prospects relate to credit risk and commodity price risk.

Credit Risk

Olive controls its bad debt and insolvency risks by setting credit limits and applying strict conditions on collection periods.

As a general rule, Olive places cash and cash equivalents with financial institutions that have high credit ratings. In addition, there is no significant concentration of credit risk with third parties; a significant portion of Olive’s receivables are guaranteed through credit insurance. In 2015, credit insurance covered around 66% of receivables (53% in 2014 and 2013). In addition, around 3% of the remaining receivables were covered by deposits with surety bonds (13% in 2014 and 2013).

Olive also regularly monitors trends in average collection periods and customers that, for whatever reason, are late paying their debts.

In addition, credit risk from cash deposits is minimal, as they are placed at renowned financial institutions. Olive has a “cash-pooling” system with the rest of the companies of the Olive group, so cash management is centralized.

In December 2014, Olive arranged loan assignment agreements through non-recourse factoring with a number of different financial institutions. The amount advanced at December 31, 2014 was €101 million. As of December 31, 2015 and 2013, Olive was not party to any factoring agreements.

Commodity Price Risk

Olive is subject to market risk with respect to commodity price fluctuations, principally related to its purchases of aluminum, PET (plastic), steel, sweeteners, electricity and vehicle fuel. Through the use of supplier pricing agreements, Olive establishes the purchase price of certain commodities. Olive has agreements that regulate this market risk through fixed price contracts in sweeteners, aluminum, steel, electricity and vehicle fuel. Olive is working to establish a mechanism to mitigate the market risk in PET. Olive does not expect a negative impact resulting from increases in the commodity prices related to PET and secondary plastic packaging. This does not include the potential impact of changes in the conversion costs associated with these commodities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS OF BLACK

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of Black should be read in conjunction with Black’s selected financial data and the audited consolidated financial statements of Black as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, and the accompanying notes to these consolidated financial statements contained in this proxy statement/prospectus. This discussion includes forward-looking statements, which, although based on assumptions that Black considers reasonable, are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See “Forward-Looking Statements,” and, for a discussion of risks and uncertainties facing Black, you should also see “Risk Factors” beginning on page 14 in this proxy statement/prospectus.

Overview

Business

Black markets, produces, and distributes approximately 80 different non-alcoholic beverages to customers and consumers on the basis of bottling agreements, almost entirely with TCCC, throughout Germany. For the year ended December 31, 2015, Black was the largest German beverage company based on volume and revenue.

Black operates in the highly competitive beverage industry and faces strong competition from other general and specialty beverage companies in Germany. Black’s financial results are affected by a number of factors, including consumer preferences, cost to manufacture and distribute products, general economic conditions, local and national laws and regulations, raw material availability and weather patterns.

Sales of Black’s products are seasonal, with the second and third calendar quarters accounting for higher sales of products than the first and fourth quarters. In a typical year, Black generally earns more than 50% of its annual net revenue during the second and third quarters of the year. The seasonality of Black’s sales volume, combined with the accounting for fixed costs, such as depreciation, amortization, rent, and salary overhead expenses impacts Black’s results on a quarterly basis. Additionally, shifts in holidays, selling days, and weather patterns from year to year, particularly cold or wet weather during the summer months, can impact Black’s results on an annual or quarterly basis. Black’s methods of accounting for fixed costs, such as depreciation and amortization, are not significantly affected by business seasonality.

Basis of Presentation

Each of Black’s interim reporting periods, other than the fourth interim reporting period, ends on the Friday closest to the last day of the corresponding quarterly calendar period. Black’s fourth interim reporting period and its fiscal year end on December 31 regardless of the day of the week on which December 31 falls. There were the same number of selling days in 2015, 2014 and 2013 (based upon a standard five-day selling week).

The following table summarizes the number of selling days by quarter for the years ended December 31, 2015, 2014 and 2013 (based on a standard five-day selling week):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2015	67	65	65	64	261
2014	63	65	65	68	261
2013	64	65	65	67	261

Key Accomplishments for the Year Ended December 31, 2015

During the year ended December 31, 2015, while the German market for carbonated soft drink beverages continued to decline, Black increased its sales volume and expanded its market share. The following highlights some of Black’s primary achievements in 2015:

•	Black remains the largest German beverage company based on volume and revenue.

•	Black’s German market share for carbonated soft drinks in the home channel (i.e., supermarkets and similar wholesale purchasers that sell to their customers for consumption at home) both in terms of value (47.4%) and volume (32.2%) is the highest in Black’s history.

•	The German market volume for carbonated soft drink beverages in the home channel decreased by 1.2% as compared to the prior year. Excluding the impact of foreign exchange rates, Black increased its net revenue and achieved a 1.1% increase in market share based on volume.

•	Product innovations, such as “Coca-Cola Life” with stevia extracts, “Fanta Klassik” providing a retro-like Fanta bottle and formula, and the launch of Black’s first 100% organic lemonade “Vio Bio,” targeted at adults, helped to increase Black’s sales volume and market share during the year.

•	Black became the exclusive distributor for the energy drink brand MonsterTM in Germany.

Financial Summary

Black’s financial performance during 2015 reflects the following significant factors:

•	The German economy grew 1.7% during 2015. The unemployment rate in Germany is at a historical low of 6.4%. During 2015, the German market for non-alcoholic ready-to-drink (NARTD) beverages increased by 1.4% as compared to 2014, primarily driven by an increase in sales in water by 2.1% and in still beverages by 3.8%. At the same time, the market for carbonated soft drinks decreased by 1.2%.

•	Net operating revenues in 2015 decreased by 14.4%, to $2.4 billion, as compared to 2014, primarily due to the unfavorable impact of foreign exchange rates and a negative package mix (i.e., revenues per unit were lower). These declines were partially offset by an increase in sales volume and positive product mix (i.e., higher priced products were sold).

•	Total cost of goods sold in 2015 decreased by 15.7%, as compared to 2014, largely due to lower commodity costs related to sugar and PET, and the impact of foreign exchange rates, being partially offset by an increase in sales volume.

Black’s financial performance during 2014 reflects the following significant factors:

•	A stable German economy with an increasing employment rate for the eighth consecutive year and solid growth as compared to the ten-year average.

•	The market for carbonated soft drinks continued to undergo changes. The market’s overall sales volume slightly declined by 1.3% during 2014 versus 2013.

•	In a declining market, Black increased sales volume for the fifth consecutive year, by 0.4% as compared to 2013.

•	Net operating revenues were nearly even in 2014 and 2013, at $2.8 billion.

•	Cost of goods sold decreased by 0.5% in 2014 as compared to 2013, resulting from lower commodity costs for sugar and energy, partially offset by higher sales volume and an increase in concentrate pricing.

Financial Results

Black’s consolidated net loss for the year ended December 31, 2015 increased to $138.7 million, from $63.9 million during the year ended December 31, 2014. The increased net loss was primarily driven by higher restructuring charges in 2015. Total restructuring charges were $314.2 million for the year ended December 31, 2015, as compared to $215.6 million for the year ended December 31, 2014. These charges primarily relate to several business transformation programs Black has implemented that are designed to improve its business model and create a platform for driving sustained and profitable future growth. These programs include a closing of the production sites in Soest, Osnabrück, Herten, a closing of certain warehouse locations, as well as accelerating depreciation on bottles and crates due to the phasing out of certain packages.

Black’s consolidated net loss in 2014 increased to $63.9 million, as compared to a consolidated net loss in 2013 of $57.0 million. The increased net loss was primarily driven by higher restructuring and other charges in 2014, which offset an improvement in gross profit and a reduction in pension expenses. Total restructuring and other charges were $215.6 million in 2014, as compared to $186.2 million in 2013. These charges primarily relate to several business transformation programs Black has implemented that are designed to improve its business model and create a platform for driving sustained profitable future growth. In addition, Black benefited from an $11.2 million reduction in pension expense primarily as a result of funding its pension plan in 2014.

Volume and Net Operating Revenues

Black measures total sales volume in terms of unit cases. A “unit case” refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product.

Black’s overall volume performance increased by 1.7% for the year ended December 31, 2015. This growth was primarily a result of extensive investments in trade marketing, promotion and front-line or retail selling activities including capital investments for coolers to expand cold drink availability. In addition, product innovations such as Fanta Klassik, Vio Bio, Coca-Cola Life and the commencement of the exclusive distribution of Monster™ products in the third quarter of 2015 contributed to sales volume growth.

Black’s overall volume performance increased by 0.4% for the year ended December 31, 2014. This growth was primarily a result of extensive investments in trade marketing, promotion and front line or retail selling activities including capital investments for coolers to expand cold drink availability.

Gross Profit

Gross profit decreased by $145.1 million, or 12.4%, during the year ended December 31, 2015, as compared to the year ended December 31, 2014, primarily due to the unfavorable impact of foreign currency exchange rates, which was partially offset by an increase in sales volume and favorable commodity costs.

Gross profit improved by $13.1 million in 2014, as compared to 2013, reflecting an increase in gross profit margin by 0.4%, primarily driven by favorable commodity costs.

Operating Expenses

Black’s operating expenses decreased by $71.1 million in 2015, as compared to 2014, a decrease of 5.8% driven by the impact of foreign currency exchange rates and lower operating expenses related to the success in Black’s ongoing restructuring activities, partially offset by higher restructuring costs.

Black’s operating expenses increased by $19.0 million in 2014, as compared to 2013, an increase of 1.6% reflecting higher restructuring and other charges, which was partially offset by lower employee salary expense resulting from these restructuring activities and a reduction in pension costs.

Looking Forward

Black expects an overall neutral to favorable macro-economic environment for Germany during the years 2016 and 2017. Low oil prices are expected to have a positive effect on consumer spending, although this may be offset by fears of continuing economic risks in the Eurozone. Although the German market for non-alcoholic beverages is expected to slightly decrease year on year, Black expects to gain market share and to grow net sales revenue before foreign exchange rate effects. Overall, Black believes that certain segments of the market for non-alcoholic beverages have further potential for volume and value growth, especially in the product categories of low-calorie beverages, still drinks and water. Black expects to benefit from this trend through extensive investments in both innovations and its traditional carbonated soft drink portfolio. In 2016, Black plans to further build on its successful product introductions of 2015, including the organic Vio Bio range, which will be further expanded, and the mid-calorie Coca-Cola Life with stevia extracts. In May 2015, Black entered into a distribution agreement with Monster Beverage Corporation (“Monster”) to become their exclusive distributor in Germany for the energy drink brand Monster™. Black believes this agreement will make it the second largest distributor in the growing market for energy drinks in Germany. Black has also announced its intention to replace its 0.5 liter PET refillable package with a same-sized non-refillable bottle in order to reduce logistics costs and in response to consumer and customer trends towards non-refillable packaging.

Given Black’s continuous investment in marketing and distribution, Black expects its market share and its net operating revenues to grow over the next few years. Black expects the various restructuring activities and ongoing investments in digital capability to strengthen its competitiveness, speed and customer service.

The most important investments for 2016 and going forward are an increase in production capacity for non-refillable PET bottles to reflect the intended packaging shift. Further investment in can capacity will allow in-house production of energy drinks Black distributes under the agreement with Monster. Black intends to continue to invest in sales equipment as well as in staff educational programs.

Operations Review

The following table summarizes Black’s consolidated statements of income (loss) as a percentage of net operating revenues for the years presented:

	Year Ended
	2015	2014	2013
Net operating revenues	100.0%	100.0%	100.0%
Cost of goods sold	57.7	58.6	59.0
Gross profit	42.3	41.4	41.0
SG&A expenses	47.9	43.6	43.0
Operating income (loss)	(5.6)	(2.2)	(2.0)
Net interest expense	0.1	0.1	0.1
Other income (loss)	(0.1)	0.0	(0.0)
Income tax expense (benefit)	(0.1)	(0.0)	(0.1)
Net income (loss)	(5.7%)	(2.3%)	(2.0%)

Revenue

Fiscal Year Ended 2015 Compared to Fiscal Year Ended 2014

Revenue came principally from sales generated by distributing products under the brands of TCCC. Net operating revenues declined 14.4%, or $406 million, for the year ended December 31, 2015, as compared to the year ended December 31, 2014, primarily due to the unfavorable impact of foreign currency exchange rates and an unfavorable package mix. These declines were partially offset by the impact of higher sales volume and a favorable product mix.

Fiscal Year Ended 2014 Compared to Fiscal Year Ended 2013

Net operating revenues were nearly even in 2014 and 2013 ($2.8 billion). This result was achieved in spite of a decreasing market for carbonated soft drinks. Overall sales volume in the carbonated soft drinks market decreased by 3.7% in Germany, as compared to the prior year.

Brands

The following table summarizes Black’s volume by major brand category for the years presented:

	2015 Versus 2014 Change	2015 Percent of Total	2014 Versus 2013 Change	2014 Percent of Total	2013 Percent of Total
Coca-Cola Trademark	1.8%	45.6%	1.2%	45.5%	45.2%
Sparkling flavors and energy	1.1	44.0	(0.5)	44.3	44.7
Juices, isotonics, and other	(2.4)	0.3	2.7	0.3	0.3
Water	3.9	9.7	1.5	9.5	9.4
Hot coffee	5.8	0.4	(13.0)	0.4	0.4
Total	1.7%	100.0%	0.4%	100.0%	100.0%

Black sold 680.1 million, 669.0 million and 666.3 million unit cases of Coca-Cola products in 2015, 2014 and 2013, respectively.

In 2015, despite a 1.2% decline in the overall German carbonated soft drink market, Black grew its total sales volume by 1.7% as compared to 2014. This increase included 1.8% growth in Coca-Cola trademark beverages, 5.8% growth in hot coffee, 3.9% growth in water and 1.1% growth in sparkling flavors and energy. Growth in these products and categories was partially offset by a decline in juices, isotonics and other beverages. The overall sales volume growth was the result of significant investments in brand marketing by TCCC and Black’s extensive investments in trade marketing, promotion and front-line selling activities, including capital investments for cold-drink availability. In addition, the overall sales volume growth was the result of product innovations such as Fanta Klassik, Vio Bio and Coca-Cola Life. The commencement of the exclusive distribution of Monster™ products in the third quarter of 2015 also contributed to sales volume growth.

In 2014, despite a 3.7% decline in the overall German carbonated soft drink market, Black grew its total sales volume by 0.4% as compared to 2013. This increase included 1.2% growth in Coca-Cola trademark beverages, 2.7% growth in juices, isotonics and other beverages and 1.5% growth in water. Growth in these products and categories was partially offset by declines in other sparkling flavors, energy drinks and Black’s hot coffee business. The overall sales volume growth was the result of significant investments in brand marketing by TCCC and Black’s extensive investments in trade marketing, promotion and front-line selling activities, including capital investments for cold-drink availability. In 2014, Black’s sales volume also benefited from strong joint efforts with TCCC for the FIFA World Cup 2014 marketing campaign.

Consumption

The following table summarizes the change in volume by consumption type for the years presented:

	2015 Versus 2014 Change	2015 Percent of Total	2014 Versus 2013 Change	2014 Percent of Total	2013 Percent of Total
Future Consumption(A)	1.0%	69.7%	(1.2)%	79.1%	80.4%
Immediate Consumption(B)	3.3	30.3	6.8	20.9	19.6
Total	1.7%	100.0%	0.4%	100.0%	100.0%

(A)	Future consumption packages include containers that are typically one liter or more, purchased by consumers in multi-packs in take-home channels at ambient temperatures, and are intended for consumption in the future.

(B)	Immediate consumption packages include containers that are typically less than one liter, purchased by consumers as a single bottle or can in cold-drink channels at chilled temperatures, and intended for consumption shortly after purchase.

Packages

The following table summarizes Black’s volume mix by package type for the years presented:

	2015 Versus 2014 Change	2015 Percent of Total	2014 Versus 2013 Change	2014 Percent of Total	2013 Percent of Total
PET	2.4%	82.3%	1.9%	81.7%	80.5%
Cans	17.3	2.9	14.6	2.5	2.2
Glass & fountain related packages	(4.8)	14.8	(8.1)	15.8	17.3
Total	1.7%	100.0%	0.4%	100.0%	100.0%

Cost of Goods Sold

The following table summarizes the significant components of Black’s cost of goods sold per physical case for the years presented (based on physical case volume sold):

	2015 Versus 2014 Change	2014 Versus 2013 Change
Production costs	(19.2)%	(15.6)%
Packaging costs	(0.6)	(0.8)
Change in costs of goods sold per physical case	(18.3)%	(13.2)%

Fiscal Year Ended 2015 Compared to Fiscal Year Ended 2014

Cost of goods sold decreased by 15.7% to $1.40 billion compared to 2014. The decrease in cost of goods sold is mainly attributable to the impact of changes in foreign currency exchange rates and lower commodity costs (primarily sugar and PET), which was partially offset by a higher sales volume and the accelerated depreciation resulting from the phasing out of certain packages.

Fiscal Year Ended 2014 Compared to Fiscal Year Ended 2013

Cost of goods sold decreased by 0.5% in 2014 to $1.66 billion as compared to 2013. The year-on-year decrease in cost of goods sold is mainly attributable to savings on personnel expenses as a result of Black’s restructuring initiatives, as well as the favorable impact of lower commodity costs primarily related to sugar and energy.

Selling, General and Administrative Expenses

The following table summarizes the significant components of the change in Black’s SG&A expenses for the years presented (amounts in millions):

	2015 Versus 2014 Change		2014 Versus 2013 Change
	Amount	Percent of Total	Amount	Percent of Total
Restructuring and other charges	$74.4	6.0%	$29.4	2.4%
Direct marketing expenses	(9.0)	(0.7)	14.8	1.2
Employee salary expense	(126.3)	(10.3)	9.6	0.8
Temporary Staff	1.7	0.1	7.5	0.6
Freight, demurrage, etc.	3.5	0.3	6.8	0.6
Amortization and depreciation	(11.6)	(0.9)	(0.5)	0.0
Other changes	(3.8)	(0.3)	(48.6)	(4.0)

Change in SG&A expenses	$(71.1)	(5.8%)	$19.0	1.6%

Fiscal Year Ended 2015 Compared to Fiscal Year Ended 2014

SG&A expenses decreased by 5.8% to $1.16 billion for the year ended December 31, 2015, as compared to 2014. Selling, general and administrative expenses as a percentage of net operating revenues increased to 47.9% for the year ended December 31, 2015, as compared to 43.6% in 2014.

The percentage increase is primarily due to the impact of foreign currency exchange rates and the increase in restructuring and other charges, involving a closing of the production sites in Soest, Osnabrück, Herten and the closing of certain warehouse locations, as well as accelerating depreciation on bottles and crates due to the phasing out of certain packages, which was partially offset by lower salary expenses and lower amortization and depreciation and closing of certain warehouse locations.

Fiscal Year Ended 2014 Compared to Fiscal Year Ended 2013

SG&A expenses increased by 1.6% to $1.23 billion in 2014. SG&A expenses as a percentage of net operating revenues increased slightly to 43.6% in 2014, as compared to 43.0% in 2013. The increase is primarily due to Black’s continued restructuring measures. In addition to the relocation of the sites in Erlangen, Herrieden, Baar-Ebenhausen, Kaiserslautern, Saarbrücken and Bendorf, Black continued the centralization and harmonization of processes in the areas of production, sales and administration during the year. Black also invested in direct marketing to respond to marketplace dynamics and supported marketing initiatives related to the 2014 FIFA World Cup. These increases were partially offset by a reduction in pension costs as a result of funding the pension plan (included in employee salary expense) and a reduction in repairs and maintenance expense (included in other changes).

Operating Income (Loss)

Black’s operating loss increased in 2015 to $135.9 million from $62.0 million in 2014. The increase in operating loss resulted from additional restructuring charges and a decreased gross profit mainly driven by lower net sales revenues. The decrease of gross profit was only partially offset by lower selling, general and administrative expenses.

Black’s operating losses increased in 2014 to $62.0 million from $56.1 million in 2013. The increase in operating losses resulted from increased SG&A expenses, including restructuring costs that were only partially offset by higher gross profit generated by increased sales volume, price increases and favorable commodity costs.

Interest Expense

Net interest expense totaled $2.4 million, $3.6 million and $1.4 million in 2015, 2014 and 2013, respectively. Black had no outstanding long-term debt other than intercompany indebtedness with TCCC and capital lease obligations.

Other Income (Loss)

Other losses totaled $3.4 million in 2015, as compared to other income of $0.4 million in 2014 and other losses of $1.1 million in 2013. The losses in 2015 were primarily due to the remeasurement of U.S. dollar liabilities. Other income in 2014 was primarily due to the receipt of a tax indemnity payment.

Income Tax Expense

Black’s income tax benefit was $3.0 million, $1.4 million and $1.7 million in 2015, 2014 and 2013, respectively. Black’s income tax benefit in each year is impacted by its ability to utilize deferred tax assets resulting from net operating losses and carry forwards used to reduce Black’s annual tax expense.

Cash Flow and Liquidity Review

Liquidity and Capital Resources

The principal source of Black’s liquidity is cash generated from operations. A significant majority of Black’s sales are on a cash basis, with the remainder on a short-term credit basis. Black has traditionally been able to rely on cash generated from operations as well as capital contributions and loans from TCCC to fund its working capital requirements and its capital expenditures.

Black believes its operating cash flow, cash on hand and available short-term and long-term capital resources are sufficient to fund its working capital requirements, interest payments, capital expenditures, benefit plan contributions and income tax obligations for the foreseeable future.

Black’s total indebtedness was $154.3 million as of December 31, 2015, as compared to $400.5 million as of December 31, 2014. All of Black’s debt as of these dates was comprised of loans payable to related parties. The current portion of loans payable to related parties was $67.0 million as of December 31, 2015, as compared to $303.3 million as of December 31, 2014. Long-term payables to related parties were $87.3 million as of December 31, 2015, and $97.2 million as of December 31, 2014. In addition, as of December 31, 2015, Black had current capital lease obligations of $12.8 million and long-term capital lease obligations of $39.2 million. As of December 31, 2014, current capital lease obligations were $12.3 million and long-term capital lease obligations were $41.7 million.

As of December 31, 2015, Black held cash in the amount of $128.4 million, as compared to $58.7 million as of December 31, 2014. Black continually assesses the counterparties and instruments it uses to hold its cash and cash equivalents, with a focus on preservation of capital and liquidity. Based on information currently available, Black does not believe it is at a significant risk of default by its counterparties.

Summary Cash Flow Activity

The following table summarizes the sources and uses of cash for the years presented from Black’s consolidated statements of changes in cash flows (amounts in millions):

	Year Ended
	2015	2014	2013
Net cash provided by (used in) operating activities	$204.4	$(30.4)	$80.1
Net cash (used in) investing activities	(258.3)	(192.7)	(201.5)
Net cash provided by financing activities	130.4	231.7	123.6
Effect of exchange rate changes	(6.7)	(13.0)	5.1
Total net cash flow	$69.7	$(4.5)	$7.2

Operating Activities

Black’s net cash provided by operating activities totaled $204.4 million in 2015, as compared to cash used in operating activities of $30.4 million in 2014. This change was driven by $151.8 million of cash provided by an increase of accounts payable and accrued expenses due to the implementation of a working capital project. Cash flow from operating activities in 2014 was unusually low due to a $155.2 million pension contribution.

Black’s net cash used in operating activities totaled $30.4 million in 2014, as compared to cash provided by operating activities of $80.1 million in 2013. This change reflected a $155.2 million use of cash related to a contribution made to Black’s pension plan and $23.0 million of incremental restructuring payments as compared to the prior year.

Investing Activities

The following table summarizes Black’s capital asset investments for the years presented (in millions):

	Year Ended
	2015	2014	2013
Supply chain infrastructure	$117.2	$66.6	$105.8
Bottles and crates	57.4	59.4	57.6
Cold-drink equipment	62.0	49.7	25.2
Information technology	15.2	10.4	18.6
Land and buildings	16.2	8.0	7.4

Total capital asset investments	$268.0	$194.1	$214.6

Capital asset investments represent a principal use of cash for Black’s investing activities. In the years 2015, 2014 and 2013, the net cash used in capital asset investments varied between $194.1 million and $268.0 million, which was mainly caused by different amounts of investments in supply chain infrastructure. Overall, this reflects Black’s ongoing efforts to invest not only in supply chain infrastructure, but also in bottles and crates, cold-drink equipment, information technology and land and buildings.

Financing Activities

Black’s net cash provided by financing activities decreased by $101.3 million in 2015 as compared to 2014, mainly because Black drew $132.1 million less from TCCC’s credit line than in 2014. In addition, Black paid back $317.0 million of the TCCC intercompany loan, which was offset by a capital contribution of $336.7 million.

During 2014, Black’s net cash provided by financing activities improved by $108.1 million as compared to 2013. This increase is primarily due to a capital contribution received from TCCC, which was used to fund Black’s pension plan. Additionally, net borrowings from related parties decreased by $37.1 million in 2014, or 31.2%, as compared to 2013.

Financial Position

The following table illustrates selected changes in Black’s consolidated balance sheets (amounts in millions), as discussed below:

	Dec. 31, 2015	Dec. 31, 2014	Increase (Decrease)	Percent Change
Trade accounts receivable	$405.5	$439.2	$(33.7)	(7.7)%
Inventories	158.1	171.7	(13.6)	(7.9)
Franchise rights with indefinite lives	395.2	440.4	(45.2)	(10.3)
Goodwill	806.4	898.6	(92.2)	(10.3)
Current liabilities	845.7	990.3	(144.6)	(14.6)

The decrease of accounts receivable by $33.7 million is mainly driven by currency exchange rate fluctuations offset by increasing underlying trade account receivable balances.

Inventories decreased by $13.6 million, primarily as a result of currency exchange rate fluctuations and a decrease of finished products on hand, which was partly offset by an increase of raw materials on hand.

As of December 31, 2015 and December 31, 2014, Black’s franchise rights with indefinite lives had a carrying value of $395.2 million and $440.4 million, respectively. The decrease in the carrying value of Black’s franchise rights in 2015 was due to the impact of currency translation adjustments.

Goodwill as of December 31, 2015 decreased by $92.2 million, or 10.3%, as compared to December 31, 2014, driven by the impact of currency translation adjustments.

As of December 31, 2015, current liabilities decreased by $144.6 million, as compared to December 31, 2014, due to a decrease of amounts payable to related parties. The decrease was partly offset by increasing accounts payables and accrued expenses. Overall, foreign exchange rate adjustments led to decreasing current liabilities.

Contingencies

For information about Black’s contingencies, refer to Note 4 to Black’s consolidated financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2015 and December 31, 2014, Black did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on Black’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table summarizes Black’s significant contractual obligations as of December 31, 2015 (amounts in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Purchase agreements(A)	$591.7	$582.1	$8.0	$1.4	$0.2
Operating leases(B)	91.9	34.7	30.6	11.5	15.1
Marketing obligations	27.9	19.4	7.4	1.1	—
Capital lease obligations(C)	53.9	12.8	22.3	14.1	4.7
Purchase agreements with related parties	25.4	25.4	—	—	—
Current portion of loans payable to related parties	67.0	67.0	—	—	—
Loans payable to related parties	87.3	—	87.3	—	—
Estimated interest payments to related parties	14.6	12.8	1.8	—	—

Total contractual obligations	$959.7	$754.2	$157.4	$28.1	$20.0

(A)	These amounts represent noncancelable purchase agreements with various suppliers that are enforceable and legally binding, and that specify a fixed or minimum quantity that Black must purchase. All purchases made under these agreements are subject to standard quality and performance criteria. Black has excluded amounts related to supply agreements with requirements to purchase a certain percentage of Black’s future raw material needs from a specific supplier, since such agreements do not specify a fixed or minimum quantity requirement.
(B)	These amounts represent Black’s minimum operating lease payments due under noncancelable operating leases with initial or remaining lease terms in excess of one year as of December 31, 2015. Income associated with sublease arrangements is not significant. For additional information about Black’s operating leases, refer to Note 4 to Black’s consolidated financial statements.
(C)	These amounts represent Black’s minimum capital lease payments (including amounts representing interest). For additional information about Black’s capital leases, refer to Note 4 to Black’s consolidated financial statements.

Critical Accounting Policies

Black makes judgments and estimates with underlying assumptions when applying accounting principles to prepare its consolidated financial statements. Certain critical accounting policies requiring significant judgments, estimates and assumptions are detailed in this section. Black considers an accounting estimate to be critical if (1) it requires assumptions to be made that are uncertain at the time the estimate is made and (2) changes to the estimate or different estimates that could have reasonably been used would have materially changed Black’s consolidated financial statements.

Black believes the current assumptions and other considerations used to estimate amounts reflected in its consolidated financial statements are appropriate. However, should Black’s actual experience differ from these assumptions and other considerations used in estimating these amounts, the impact of these differences could have a material impact on Black’s consolidated financial statements.

Recoverability of Noncurrent Assets

Property, Plant and Equipment

Certain events or changes in circumstances may indicate that the recoverability of the carrying amount or remaining useful life of property, plant and equipment should be assessed, including, among others, the manner or length of time in which Black intends to use the asset, a significant decrease in market value, a significant change in the business climate in a particular market, or a current period operating or cash flow loss combined with historical losses or projected future losses. When such events or changes in circumstances are present and an impairment review is performed, Black estimates the future cash flows expected to result from the use of the asset (or asset group) and its eventual disposition. These estimated future cash flows are consistent with those Black uses in its internal planning. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, Black recognizes an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. Black uses a variety of methodologies to determine the fair value of property, plant and equipment, including appraisals and discounted cash flow models, which are consistent with the assumptions Black believes hypothetical marketplace participants would use.

Goodwill, Franchise Rights and Other Intangible Assets

Black classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. When facts and circumstances indicate that the carrying value of definite-lived intangible assets, specifically Black’s customer relationship assets, may not be recoverable, management assesses the recoverability of the carrying value of the asset group by preparing estimates of sales volume and the resulting profit and cash flows. These estimated future cash flows are consistent with those Black uses in its internal planning. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, Black recognizes an impairment loss. The impairment loss recognized is the amount by which the carrying amount of the asset or asset group exceeds the fair value. Black uses a variety of methodologies to determine the fair value of these assets, including discounted cash flow models, which are consistent with the assumptions Black believes hypothetical marketplace participants would use.

Black tests intangible assets determined to have indefinite useful lives, including franchise rights and goodwill, for impairment annually, or more frequently if events or circumstances indicate that assets might be impaired. Black performs these annual impairment reviews as of the first day of its third fiscal quarter. Black uses a variety of methodologies in conducting impairment assessments of indefinite-lived intangible assets, including, but not limited to, discounted cash flow models, which are based on the assumptions Black believes hypothetical marketplace participants would use. For indefinite-lived intangible assets, other than goodwill, if the carrying amount exceeds the fair value, an impairment charge is recognized in an amount equal to that excess.

Black has the option to perform a qualitative assessment of indefinite-lived intangible assets, other than goodwill, prior to completing the impairment test described above. Black must assess whether it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If Black concludes that this is the case, it must perform the testing described above. Otherwise, Black does not need to perform any further assessment. Black performed a qualitative assessment of its franchise rights in 2015 and a quantitative assessment of its franchise rights in 2014 and 2013. There was no impairment of its franchise rights in any of the years presented.

The goodwill impairment test consists of a two-step process, if necessary. The first step is to compare the fair value of a reporting unit to its carrying value, including goodwill. Black typically uses discounted cash flow models to determine the fair value of a reporting unit. The assumptions used in these models are consistent with those Black believes hypothetical marketplace participants would use. If the fair value of the reporting unit is less than its carrying value, the second step of the impairment test must be performed in order to determine the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds its implied fair value, an impairment charge is recognized in an amount equal to that excess.

Black has the option to perform a qualitative assessment of goodwill prior to completing the two-step process described above to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill and other intangible assets. If Black concludes that this is the case, it must perform the two-step process. Otherwise, Black will forego the two-step process and does not need to perform any further testing. Black performed a qualitative assessment on its goodwill balance in 2015 and a quantitative assessment of its goodwill balance in 2014 and 2013. There was no impairment of Black’s goodwill in any of the years presented. As of December 31, 2015 and December 31, 2014, the carrying value of Black’s goodwill was $806.4 million and $898.6 million, respectively. The decrease in the carrying value of Black’s goodwill in 2015 was due to the effect of currency translation adjustments.

Customer Programs and Sales Incentives

Black participates in various programs and arrangements with its customers designed to increase the sale of its products by these customers. Among the programs are arrangements under which allowances can be earned by Black’s customers for participating in these programs. The costs of all of these programs, included as a reduction in net operating revenues, totaled $584.9 million, $659.7 million and $608.4 million in 2015, 2014 and 2013, respectively. Under customer programs and arrangements that require sales incentives to be paid in advance, Black amortizes the amount paid over the period of benefit. When incentives are paid in arrears, Black accrues the estimated amount to be paid based on the program’s contractual terms and expected customer performance.

Pension Plan Valuation

Black sponsors two defined benefit pension plans covering the majority of Black’s employees. Black cannot withdraw from these plans as a result of the underlying agreements. Several critical assumptions are made in valuing Black’s pension plan assets and liabilities and related pension expense. Black believes the most critical of these assumptions are the discount rate and the expected return on assets.

Black determines the discount rate primarily by reference to rates of high-quality, long-term corporate bonds that mature in a pattern similar to the expected payments to be made under the plans.

The expected return on assets is based on factors such as asset class allocations, long-term rates of return (actual and expected), and results of periodic asset liability modeling studies. While historical rates of return play an important role in the analysis, Black also takes into consideration data points from other external sources if there is a reasonable justification to do so.

For additional information about Black’s pension plans, refer to Note 5 to Black’s consolidated financial statements.

Benefit Plan Contributions

The following table summarizes the contributions made to Black’s defined benefit pension plans for the years ended December 31, 2015 and 2014, as well as Black’s projected contributions for the year ending December 31, 2016 (in millions):

	Actual(A)		Projected(A)
	2015	2014	2016
Pension plan contributions	$7.3	$155.2	$7.1

(A)	These amounts represent only contributions made by Black. Black funds its pension plans at a level to maintain, within established guidelines, the funded status required in Germany. In 2016, Black expects to receive $5.9 million from the plan assets as reimbursement for payments Black made directly to plan participants in 2015.

For additional information about Black’s pension plans, refer to Note 5 to Black’s consolidated financial statements.

Workforce

At December 31, 2015, Black had approximately 9,500 employees, all of which were located in Germany. Substantially all of Black’s employees, with the exception of so called leading-employees and its board members, are covered by collective bargaining agreements either due to their membership with the competent trade union and/or due to a reference to such collective bargaining agreements within the individual employment agreements. The collective bargaining agreement relating to wages and salaries may not be terminated prior to December 31, 2016. None of the collective bargaining agreements agreed upon in March 2015 (notably on phased retirement arrangements and working time) may be terminated prior to December 31, 2019. Collective bargaining agreements agreed upon before 2015 may be terminated as stipulated within their individual provisions.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of business, Black is exposed to a variety of market risks that are typical for the industry and sector in which Black operates. The principal market risks that affect Black’s financial position, results of operations and prospects relate to credit and commodity prices.

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to Black. Black has a high receivable turnover; hence management believes credit risk is minimal due to the nature of the business, and the conditions under which payments are performed (mostly by way of direct debit and bank transfer). While Black has a concentration of credit risk in the retail sector, Black believes this risk is mitigated due to the diverse nature of the customers it serves, including, but not limited to, their type, size, and beverage channel.

As a general rule, Black places cash and cash equivalents with financial institutions that have high credit ratings. The majority of Black’s receivables are guaranteed through credit insurance. In 2015, credit insurance covered approximately 55% of receivables. In addition, approximately 21% of the remaining receivables were covered by deposits with surety bonds.

Black further controls its bad debt and insolvency risks by setting credit limits and applying strict conditions on collection periods. Black also regularly monitors trends in average collection periods and customers that, for whatever reason, are late paying their debts.

Commodity Price Risk

The competitive marketplace in which Black operates may limit its ability to recover increased costs through higher prices. As such, Black is subject to market risk with respect to commodity price fluctuations principally related to its purchases of aluminum, PET, sugar and vehicle fuel. When possible, Black manages its exposure to this risk primarily through the use of supplier pricing agreements, which enable Black to establish the purchase price for certain commodities. Black has agreements that regulate this market risk through fixed price contracts with respect to sugar, cans, electricity and natural gas.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION OF ORANGE

The following unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of (1) the Combination and (2) the Debt Financing resulting from the incurrence of indebtedness by Orange in the amount of $3.6 billion in connection with the financing of the Cash Consideration (the “Combination Financing” and, together with the Combination, the “Transactions”). For purposes of this proxy statement/prospectus, the Combination was accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, “Business Combinations,” which we refer to as ASC 805, with CCE treated as the accounting acquirer. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the Transactions, (2) factually supportable and (3) expected to have a continuing impact on the combined results of CCE, Olive and Black with respect to the statement of income. Although the parties have entered into the Master Agreement and the Merger Agreement, there is no guarantee that the Combination will be completed.

The unaudited pro forma condensed combined balance sheet is based on the historical consolidated balance sheet of each of CCE, Olive and Black and has been prepared to reflect the Transactions. The unaudited pro forma condensed combined balance sheet has been prepared as if the Transactions had occurred on December 31, 2015. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2015 combines the historical results of operations of CCE, Olive and Black, giving effect to the Transactions as if they occurred on January 1, 2015. The unaudited pro forma condensed combined financial information has been prepared under U.S. GAAP and presented in U.S. Dollars.

The unaudited pro forma condensed combined financial information excludes the impact of the acquisition of Vifilfell hf. from Cobega for €35 million, which is expected to occur immediately upon or shortly after the Completion but is not expected to have a significant impact on the Combination or the results of operations of Orange.

The unaudited pro forma condensed combined statement of income does not reflect future events that may occur after the Combination, including, but not limited to, the anticipated realization of savings from operating synergies and certain one-time charges that Orange expects to incur in connection with and subsequent to the Combination, including, but not limited to, costs in connection with integrating CCE’s, Olive’s and Black’s operations.

This unaudited pro forma condensed combined financial information is for informational purposes only. It has been prepared in accordance with Article 11 of Regulation S-X and is not intended to indicate the results that would actually have been achieved had the Transactions been completed on the assumed date for the periods presented. Also, this information is not indicative of results that may be realized in the future by Orange. In addition, upon the Completion, the reporting currency of Orange will be Euro, and, for purposes of U.S. reporting, its basis of accounting will be IFRS as issued by the IASB, which vary in certain respects from U.S. GAAP. To comply with applicable European Union regulations (as a result of the incorporation of Orange in the UK, and the listing of its shares on exchanges within the European Union), Orange will prepare financial statements in accordance with IFRS as adopted by the European Union, which is substantially similar to IFRS as issued by the IASB. As a result, the unaudited pro forma condensed combined financial information does not reflect Orange’s future reporting currency or basis of accounting. Under U.S. GAAP and IFRS, both as issued by the IASB and as adopted by the European Union, CCE is treated as the accounting acquirer.

The preliminary unaudited pro forma adjustments for the Transactions have been made solely for the purpose of preparing the unaudited pro forma condensed combined financial information. In accordance with ASC 805, CCE completed a preliminary valuation to adjust the assets and liabilities of Olive and Black to their estimated fair values. These preliminary estimates are based on key assumptions related to the Combination and have been developed using publicly disclosed information for other acquisitions in the industry, CCE’s historical experience, data that were available in the public domain and CCE’s due diligence review of the businesses of

Olive and Black. Until the Completion, CCE, Olive and Black are limited in their ability to share information with each other. As of the date of this proxy statement/prospectus, CCE has not completed the detailed valuation work necessary to arrive at the required fair value estimates of the assets and liabilities of Olive or Black along with the related accounting for the Combination. Upon the Completion, valuation work will be performed, and any increases or decreases in the fair value of relevant statement of financial position amounts will result in adjustments to the balance sheet and/or statement of income until the accounting for the Combination is finalized. A final determination of the fair value of the assets and liabilities of Olive and Black will be based on the actual net tangible and intangible assets and liabilities of Olive and Black that exist as of the date of the Completion and, therefore, cannot be made prior to that date. Additionally, CCE has not identified all adjustments necessary to conform the accounting policies and presentation of Olive and Black to its accounting policies and presentation.

Accordingly, the unaudited pro forma accounting for the Transactions is preliminary, based upon available information and certain assumptions described in the notes to the unaudited pro forma condensed combined financial information of Orange, and is subject to further adjustments following the Completion. As such, when additional information becomes available, further analyses will be performed.

There can be no assurance that such finalization will not result in material changes from the preliminary unaudited pro forma accounting for the Transactions included in the accompanying unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with:

•	The accompanying notes to the unaudited pro forma condensed combined financial information of Orange;

•	CCE’s audited consolidated financial statements and related notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2015, which has been filed by CCE with the SEC and is incorporated by reference into this proxy statement/prospectus;

•	Olive’s audited consolidated financial statements and related notes thereto as of and for the years ended December 31, 2015, December 31, 2014 and December 31, 2013, which are included in this proxy statement/prospectus; and

•	Black’s audited consolidated financial statements and related notes thereto as of December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, December 31, 2014 and December 31, 2013, which are included in this proxy statement/prospectus.

ORANGE

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2015

(in millions)

	Historical (U.S. GAAP)
	CCE	Olive (Notes 3&4)	Black	Pro Forma Adjustments (Note 7)		Orange Pro Forma
ASSETS
Current:
Cash and cash equivalents	$170	$232	$128	$(55)	(A)	$475
Trade accounts receivable, less allowances	1,314	413	406	—		2,133
Amounts receivable from TCCC	56	9	38	—		103
Inventories	336	143	158	117	(B)	754
Other current assets	170	348	123	(116)	(C)	525

Total current assets	2,046	1,145	853	(54)		3,990
Property, plant, and equipment, net	1,920	741	1,444	612	(D)	4,717
Franchise license intangible assets, net	3,383	—	395	7,752	(E)	11,530
Goodwill	88	886	806	1,827	(F)	3,607
Other noncurrent assets	174	99	30	82	(G)	385

Total assets	$7,611	$2,871	$3,528	$10,219		$24,229

LIABILITIES
Current:
Accounts payable and accrued expenses	$1,601	$472	$687	$1	(I)	$2,761
Amounts payable to TCCC	102	18	79	—		199
Current portion of debt	454	5	80	(67)	(J)	472

Total current liabilities	2,157	495	846	(66)		3,432
Debt, less current portion	3,407	34	126	3,497	(J)	7,064
Other noncurrent liabilities	236	13	112	21	(K)	382
Noncurrent deferred income tax liabilities	854	34	167	2,383	(H)	3,438

Total liabilities	6,654	576	1,251	5,835		14,316

SHAREOWNERS’ EQUITY
Common stock and ordinary shares	4	1,648	190	(1,835)	(L)	7
Additional paid-in capital	4,032	299	3,455	5,294	(L)	13,080
Reinvested earnings	2,329	348	(1,151)	708	(L)	2,234
Accumulated other comprehensive loss	(997)	—	(217)	217	(L)	(997)
Common stock in treasury, at cost	(4,411)	—	—	—		(4,411)

Total shareowners’ equity	957	2,295	2,277	4,384		9,913

Total liabilities and shareowners’ equity	$7,611	$2,871	$3,528	$10,219		$24,229

ORANGE

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year ended December 31, 2015

(in millions, except per share data)

	Historical (U.S. GAAP)
	CCE	Olive (Notes 3&4)	Black	Pro Forma Adjustments (Note 7)		Orange Pro Forma
Net sales	$7,011	$2,753	$2,421	$—		$12,185
Cost of sales	4,441	1,560	1,396	(28)	(M)	7,369

Gross profit	2,570	1,193	1,025	28		4,816
Selling, delivery, and administrative expenses	1,704	895	1,161	(108)	(N)	3,652

Operating income	866	298	(136)	136		1,164
Interest expense (income), net	118	(1)	3	81	(O)	201
Other nonoperating expense	(4)	(3)	(3)	—		(10)

Income (loss) before income taxes	744	296	(142)	55		953
Income tax expense (benefit)	148	85	(3)	16	(P)	246

Net income (loss)	$596	$211	$(139)	$39		$707

Basic earnings per share	$2.59					$1.47

Diluted earnings per share	$2.54					$1.45

Dividends declared per share	$1.12

Basic weighted average shares outstanding	231			250	(Q)	481

Diluted weighted average shares outstanding	235			253	(Q)	488

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION OF ORANGE

NOTE 1–DESCRIPTION OF TRANSACTIONS

As described more fully elsewhere in this proxy statement/prospectus, on August 6, 2015, Orange, CCE, US HoldCo and MergeCo entered into the Merger Agreement, and CCE, Red, Olive, Orange, MergeCo and US HoldCo entered into the Master Agreement. At the Completion, CCE, Red, and Olive HoldCo will combine their NARTD beverage bottling businesses in western Europe by combining CCE, Olive and Black through the Olive Contribution, the Black Contribution and the Merger. At the effective time of the Merger, each share of CCE Common Stock issued and outstanding immediately prior to the Merger will be cancelled and automatically converted into the right to receive (1) $14.50 in cash, without interest, and (2) one Orange share. At the Completion, on a fully-diluted basis, CCE Shareholders will receive approximately 48% of the Orange Shares, Olive HoldCo will receive approximately 34% of the Orange Shares and Red will receive approximately 18% of the Orange Shares. These allocations may be adjusted to (1) increase the percentage ownership of Olive HoldCo and Red to account for the exercise and perfection of any appraisal rights by CCE Shareholders and (2) decrease or increase CCE Shareholders’, Olive HoldCo’s or Red’s ownership percentage, if required, as a result of the net financial position of each of CCE, Olive and Black. For discussion of the calculation and possible impact of net financial position (which includes the calculation of Averaged Working Capital for each of CCE, Olive and Black) see page 103 of this proxy statement/prospectus. Based upon the most recent financial information available for each of CCE, Olive and Black, no adjustment to the equity allocation percentages is expected as a result of the net financial position computation, and, therefore, the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus does not reflect any related adjustments. It is expected that, following the Merger, Orange Shares will be listed for trading on the NYSE, the ASE and the Official List, and admitted to trading on the ASE and Euronext London pursuant to a standard listing, in each case under the symbol “CCE.” In addition, listing on the Spanish Stock Exchanges for trading through the AQS is being pursued.

As further described in Note 2 “Basis of Presentation,” the Combination was accounted for using the acquisition method of accounting in accordance with ASC 805, with CCE treated as the accounting acquirer. The preliminary estimate of the total consideration transferred to Olive HoldCo and Red is approximately $12.4 billion, based on the closing price of CCE Common Stock of $48.96 on March 8, 2016 (the date used for preparation of the unaudited pro forma condensed combined financial information). The value of the consideration that Olive HoldCo and Red will receive upon the Completion will be based on the trading price of CCE Common Stock on the last full trading day occurring before the Completion and the trading price of Orange Shares on the first full trading day occurring after the Completion.

Orange intends to finance the Cash Consideration using a combination of cash on hand and the Combination Financing. The Combination Financing is expected to be obtained in the public and bank market. The expected total amount of funds to be used in the Combination is approximately $3.6 billion. Orange expects to have the Combination Financing in place during the second quarter of 2016.

At the Completion, each CCE Option that is outstanding immediately prior to the effective time of the Merger will be assumed by Orange and converted into an Orange Option. The per share exercise price of each such Orange Option will be equal to the product (which will be rounded up to the nearest whole cent) of (1) the exercise price of such CCE Option immediately before the effective time of the Merger and (2) a fraction, the numerator of which will be the Orange Share Price and the denominator of which will be the CCE Stock Price. The number of Orange Shares subject to each Orange Option will be equal to the product of (1) the number of shares of CCE Common Stock subject to the CCE Option as of effective time of the Merger (which will be rounded down to the nearest whole share) and (2) a fraction, the numerator of which will be the CCE Stock Price and the denominator of which will be the Orange Share Price. All assumed Orange Options will be subject to terms, vesting conditions, and other provisions that are substantially the same as those that are applicable to the CCE Options immediately prior to the effective time of the Merger.

In addition, each CCE Stock Unit that is outstanding immediately prior to the effective time of the Merger will be replaced with one Orange Stock Unit, and a credit of $14.50 for each such unit to the account of the holders of the respective units. All such Orange Stock Units, including the applicable cash credit, will be subject to terms, vesting conditions and other conditions that are the same as were applicable to the CCE Stock Units immediately prior to the effective time of the Merger, including, with respect to the underlying Orange Shares, an entitlement to the same value of cash dividend equivalents, whether accrued prior to or after the effective time of the Merger. The conversions of CCE Options and CCE Stock Units are not expected to result in incremental value to the option/unit holders.

As of the date of this proxy statement/prospectus final employment decisions have not been made for all of the executive officers of CCE; however, certain executive officers of CCE are eligible to receive severance benefits pursuant to his or her employment agreement or a severance plan if the executive’s employment is involuntarily terminated without cause or, within two years of a change of control of CCE, the executive voluntarily terminates his or her employment for good reason. The impact of such severance will be recognized by Orange as a post-combination expense.

NOTE 2–BASIS OF PRESENTATION

The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP and pursuant to Article 11 of Regulation S-X and presents the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of income of Orange based upon the historical information after giving effect to the Transactions. The unaudited pro forma condensed combined balance sheet is presented as if the Transactions had occurred on December 31, 2015, and the unaudited pro forma condensed combined statement of income for the year ended December 31, 2015 is presented as if the Transactions had occurred on January 1, 2015.

The historical results of CCE have been derived from its annual audited consolidated financial statements incorporated by reference in this proxy statement/prospectus. The historical results of Olive and Black have been derived from their respective annual audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The historical financial information of Olive has been prepared in accordance with IFRS as issued by the IASB. In order to align Olive’s IFRS financial statement presentation to CCE’s U.S. GAAP financial statement presentation, a reconciliation was performed and is further described in Note 3 “Reconciliation of Olive IFRS to U.S. GAAP Presentation.” Olive’s historical financial statements have been adjusted for measurement differences in accounting principles between IFRS and U.S. GAAP to reflect such results in accordance with U.S. GAAP and adjusted for certain reclassifications to align Olive’s historical financial information with the accounting policies and presentation of CCE. For pro forma purposes, Olive’s historical audited consolidated financial statements, IFRS to U.S. GAAP differences, the reclassifications to align Olive’s historical financial information with the accounting policies and presentation of CCE and the pro forma adjustments were translated from Euros to U.S. Dollars as further described in Note 4 “Olive IFRS to U.S. GAAP Adjustments.” The historical financial statements of Black have been prepared in accordance with U.S. GAAP in U.S. Dollars. Also, adjustments have been made to conform Olive’s and Black’s significant accounting policies to those of CCE. See Note 5 “Accounting Policies and Reclassifications.”

The Combination is reflected in the unaudited pro forma condensed combined financial information as being accounted for under the acquisition method in accordance with ASC 805 with CCE treated as the accounting acquirer. The determination to treat CCE as the accounting acquirer was primarily based on (1) the fact that former CCE Shareholders will receive the largest portion of Orange Shares in the Combination, as described in Note 1 “Description of Transactions”; (2) the composition of the Orange Board; (3) the identity of the executive officers and senior management of Orange; and (4) the proportion of Orange’s assets, earnings and revenues contributed by CCE as compared to those of Olive and Black. Under the acquisition method, the total estimated consideration transferred is calculated per the description included in Note 6 “Preliminary Consideration Transferred and Preliminary Fair Value of Net Assets Acquired.” In accordance with ASC 805, the assets acquired and the liabilities assumed in the Combination were measured at preliminary estimates of fair value. These preliminary estimates are based on key assumptions related to the Combination, and have been developed using publicly disclosed information for other mergers or acquisitions in the industry, CCE’s historical experience, data available in the public domain and CCE’s due diligence review of the businesses of Olive and Black. Due to the fact that the unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates, the final amounts recorded for the Combination may differ materially from the information presented herein. These estimates are subject to change, pending further review of the fair value of assets acquired and liabilities assumed. In addition, the final determination of the recognition and measurement of the identified assets acquired and liabilities assumed will be based on the fair market value of actual net tangible and intangible assets and liabilities of Olive and Black at the Completion.

Under ASC 805, merger-related transaction costs and merger-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. For the year ended December 31, 2015, CCE, Olive and Black incurred Combination-related costs of approximately $45 million, $19 million and $2 million, respectively. These costs are considered to be directly related to the Combination and are not expected to have a continuing impact. Therefore, they have been excluded from the unaudited pro forma condensed combined statement of income.

The unaudited pro forma condensed combined financial information does not reflect ongoing cost savings that Orange expects to achieve as a result of the Combination or the costs necessary to achieve these costs savings or synergies.

The reporting currency of Orange will be Euro, and, for purposes of U.S. reporting, its basis of accounting will be IFRS as issued by the IASB, which vary in certain respects from U.S. GAAP. To comply with applicable European Union regulations (as a result of the incorporation of Orange in the UK, and the listing of its shares on exchanges within the European Union), Orange will prepare financial statements in accordance with IFRS as adopted by the European Union, which is substantially similar to IFRS as issued by the IASB. The unaudited pro forma condensed combined financial information does not reflect Orange’s future reporting currency or basis of accounting.

NOTE 3–RECONCILIATION OF OLIVE IFRS TO U.S. GAAP PRESENTATION

The reconciliation below includes information of Olive from the historical audited financial statements as of and for the year ended December 31, 2015, prepared in accordance with IFRS as issued by the IASB, included in this proxy statement/prospectus. This reconciliation of the corresponding IFRS financial statement presentation of Olive to CCE’s U.S. GAAP financial statement presentation should be read in conjunction with Note 4 “Olive IFRS to U.S. GAAP Adjustments.” The reconciliation is as follows (in millions):

	in EUR (€)
As of December 31, 2015	Historical Olive IFRS (as reported)	Adjustments to reclassify Historical Olive IFRS(A)	Reclassified Olive IFRS
ASSETS
Current:
Cash and cash equivalents	€214	€—	€214
Trade and other receivables	532	—	532
Inventories	144	—	144
Assets classified as held for distribution to shareholder	107	(107)	—
Prepayments for current assets	2	(2)	—
Current investments	52	(52)	—
Other current assets	—	161	161

Current assets	1,051	—	1,051
Non-current:
Property, plant, and equipment	652	—	652
Intangible assets	26	—	26
Goodwill	816	—	816
Deferred tax assets	90	(90)	—
Non-current investments	4	(4)	—
Investment properties	2	(2)	—
Other noncurrent assets	—	96	96

Non-current assets	1,590	—	1,590

Total assets	€2,641	€—	€2,641

LIABILITIES
Current:
Trade and other payables	€434	€(434)	€—
Liabilities classified as held for distribution to shareholder	16	(16)	—
Current accruals	1	(1)	—
Interest-bearing loans and borrowings	5	(5)	—
Accounts payable and accrued expenses	—	451	451
Current portion of debt	—	5	5

Current liabilities	456	—	456
Non-current:
Interest-bearing loans and borrowings	31	(31)	—
Debt, less current portion	—	31	31
Non-current provisions	12	(12)	—
Other noncurrent liabilities	—	12	12
Deferred tax liabilities	32	(32)	—
Noncurrent deferred income tax liabilities	—	32	32

Non-current liabilities	75	—	75

Total liabilities	531	—	531

EQUITY
Capital	1,517	(1,517)	—
Common stock and ordinary shares	—	1,517	1,517
Share premium	275	(275)	—
Additional paid-in capital	—	275	275
Retained earnings	318	(318)	—
Reinvested earnings	—	318	318

Total equity	2,110	—	2,110

Total liabilities and equity	€2,641	€—	€2,641

	in EUR (€)
For the year ended December 31, 2015	Historical Olive IFRS (as reported)	Adjustments to reclassify Historical Olive IFRS(B)			Reclassified Olive IFRS
Revenue	€2,920	€(2,920)			€—
Net sales	—	2,920			2,920
Changes in inventories of finished goods and work in progress	(14)	14			—
Own work capitalized	3	(3)			—
Supplies	(1,186)	1,186			—
Cost of sales	—	1,455			1,455
Other operating income	30	(30)			—
Personnel expenses	(336)	336			—
Other operating expenses	(1,041)	1,041			—
Amortization and depreciation	(93)	93			—
Non-financial and other capital grants	3	(3)			—
Impairment and gains/(losses) on disposal of property, plant and equipment	(14)	14			—
Other income and expenses	(5)	5			—
Selling, delivery, and administrative expenses	—	1,198	(C	)	1,198

Results from operating activities	267	(267)			—

Operating income	—	267			267
Finance income	3	(3)			—
Finance expenses	(2)	2			—
Interest expense (income), net	—	(1)			(1)

Profit before tax	268	—			268
Income tax expense/(income)	77	—			77

Net profit	191	(191)			—

Net income (loss)	€—	€191			€191

(A)	The historical consolidated financial information of Olive presented has been adjusted by condensing certain Olive financial statement line items to be presented in conformity with CCE’s financial statement presentation using historical financial data under IFRS.

(B)	These adjustments reflect the reclassification of statement of income line items presented in Olive’s historical financial statements by nature to align to CCE’s statement of income presentation by function. The adjustments to reclassify various statement of income line items from Historical Olive IFRS (as reported) to cost of sales and selling, delivery, and administrative expenses (“SD&A”) to align with CCE’s statement of income presentation were determined by identifying the function of the expense included in the Historical Olive IFRS (as reported) by nature. The reclassifications are as follows (€ in millions):

		Reclassification
For the year ended December 31, 2015	Historical Olive IFRS (as reported)	Cost of sales	Selling, delivery, and administrative expenses
Changes in inventories of finished goods and work in progress	€(14)	€14	€—
Own work capitalized	3	—	(3)
Supplies	(1,186)	1,173	13
Other operating income	30	—	(30)
Personnel expenses	(336)	97	239
Other operating expenses	(1,041)	106	935
Amortization and depreciation	(93)	65	28
Non-financial and other capital grants	3	—	(3)
Impairment and gains/(losses) on disposal of property, plant and equipment	(14)	—	14
Other income and expenses	(5)	—	5

Total	€(2,653)	€1,455	€1,198

(C)	Included within SD&A costs relating to Olive restructuring activities amounting to €82 million for the period ended December 31, 2015.

NOTE 4–OLIVE IFRS TO U.S. GAAP ADJUSTMENTS

The unaudited pro forma condensed combined financial information includes information of Olive from the historical audited financial statements as of and for the year ended December 31, 2015, prepared in accordance with IFRS as issued by the IASB. These have been adjusted to reflect Olive’s consolidated financial statements on a U.S. GAAP basis and translated from Euros to U.S. Dollars to be consistent with the presentation of CCE’s financial statements. The reconciliation is as follows (which is unaudited in millions):

	in EUR (€)
As of December 31, 2015	Reclassified Olive IFRS(A)	U.S. GAAP Adjustments		Accounting Policy and Reclassifications		Historical U.S. GAAP	Historical U.S. GAAP, USD ($)(B)
ASSETS
Current:
Cash and cash equivalents	€214	€—		€—		€214	$232
Trade accounts receivable, less allowances	532	—		(152)	(G),(H)	380	413
Amounts receivable from TCCC	—	—		8	(H)	8	9
Inventories	144	(12)	(C)	—		132	143
Other current assets	161	15	(C),(D)	144	(G)	320	348

Total current assets	1,051	3		—		1,054	1,145
Property, plant, and equipment, net	652	2	(E)	28	(I),(J)	682	741
Intangible assets	26	—		(26)	(I)	—	—
Goodwill	816	—		—		816	886
Other noncurrent assets	96	(5)	(D),(E)	—		91	99

Total assets	€2,641	€—		€2		€2,643	$2,871

LIABILITIES
Current:
Accounts payable and accrued expenses	€451	€1	(D)	€(17)	(H)	€435	$472
Amounts payable to TCCC	—	—		17	(H)	17	18
Current portion of debt	5	—		—		5	5

Total current liabilities	456	1		—		457	495
Debt, less current portion	31	—		—		31	34
Other noncurrent liabilities	12	—		—		12	13
Noncurrent deferred income tax liabilities	32	(1)	(D)	—		31	34

Total liabilities	531	—		—		531	576

SHAREOWNERS’ EQUITY
Common stock and ordinary shares	1,517	—		—		1,517	1,648
Additional paid-in capital	275	—		—		275	299
Reinvested earnings	318	—		2	(J)	320	348

Total shareowners’ equity	2,110	—		2		2,112	2,295

Total liabilities and shareowners’ equity	€2,641	€—		€2		€2,643	$2,871

	in EUR (€)
For the year ended December 31, 2015	Reclassified Olive IFRS(A)	U.S. GAAP Adjustments		Accounting Policy and Reclassifications		Historical U.S. GAAP	Historical U.S. GAAP, USD ($)(B)
Net sales	€2,920	€(440)	(F)	€—		€2,480	$2,753
Cost of sales	1,455	(29)	(F)	(21)	(J),(K)	1,405	1,560

Gross profit	1,465	(411)		21		1,075	1,193
Selling, delivery, and administrative expenses	1,198	(411)	(F)	19	(K),(L)	806	895

Operating income	267	—		2		269	298
Interest expense (income), net	(1)	—		—		(1)	(1)
Other nonoperating (expense) income	—	—		(3)	(L)	(3)	(3)

Income (loss) before income taxes	268	—		(1)		267	296
Income tax expense (benefit)	77	—		—		77	85

Net income (loss)	€191	€—		€(1)		€190	$211

(A)	As presented in Note 3 “Reconciliation of Olive IFRS to U.S. GAAP Presentation.”

(B)	Conversion rates–The historical financial information of Olive has been translated to U.S. Dollars using the following conversion rates:

Spot Rate as of December 31, 2015	1.0862
Average rate for the year ended December 31, 2015	1.1102

The following adjustments described below represent the differences identified between IFRS and U.S. GAAP to present Olive’s historical financial information in accordance with U.S. GAAP:

(C)	Spare Parts–Adjustment reflects the reclassification of €12 million of spare parts as of December 31, 2015 from inventories to other current assets.

(D)	Deferred tax assets and liabilities classification–Under IFRS, deferred tax assets and liabilities are classified on the balance sheet as noncurrent. Under U.S. GAAP, deferred tax assets and liabilities must be classified on the balance sheet as current and noncurrent, consistent with the classification of the related asset or liability. This adjustment reflects (1) the reclassification of deferred tax assets of €3 million to other current assets from other noncurrent assets and (2) the reclassification of deferred tax liabilities of €1 million to accounts payable and accrued expenses from noncurrent deferred income tax liabilities, based on the nature of the related asset or liability in accordance with U.S. GAAP.

(E)	Investment Properties–Adjustment reflects the reclassification of investment property balances of €2 million as of December 31, 2015 from other noncurrent assets to property, plant, and equipment, net (“PP&E”).

(F)	Customer Marketing Programs Reclassification–Under IFRS, Olive presents certain consideration given to customers as costs incurred. Under U.S. GAAP, consideration given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor’s products and therefore is characterized as a reduction of revenue when recognized in the vendor’s income statement. Therefore, for the year ended December 31, 2015, the adjustment reflects the reclassification of €29 million of cost of sales and €411 million of SD&A to revenue for a total reduction in revenue of €440 million.

In addition to the reclassification items outlined in Note 3(A), 3(B) and 3(C) above, the following adjustments are made to align the accounting policies of Olive to conform to CCE’s accounting policies and presentation:

(G)	Tax and other receivables–Adjustment reflects the reclassification of €144 million as of December 31, 2015 from trade accounts receivable, less allowances to other current assets primarily representing current value-added tax receivables.

(H)	Amounts receivable and payable from/to TCCC–Adjustments reflect the reclassifications of €8 million as of December 31, 2015 from trade accounts receivable, less allowances to amounts receivable from TCCC and €17 million as of December 31, 2015 from accounts payable and accrued expenses to amounts payable to TCCC to conform to CCE’s presentation.

(I)	Software–Adjustment reflects the reclassification of €26 million in software as of December 31, 2015 from intangible assets to PP&E.

(J)	Accumulated depreciation–Adjustment reflects an increase to PP&E of €2 million and an increase to cost of sales of €1 million for the year ended December 31, 2015 as a result of aligning depreciation methods from the declining balance method to the straight-line method for certain items of machinery and equipment.

(K)	Reimbursements from TCCC–Adjustment reflects the reclassification of €22 million related to the marketing reimbursements received from TCCC from SD&A to cost of sales for the year ended December 31, 2015.

(L)	Other nonoperating expenses–Adjustment reflects the reclassification of €3 million of non-financial capital grants and other income and expenses from SD&A to other nonoperating expenses for the year ended December 31, 2015.

NOTE 5–ACCOUNTING POLICIES AND RECLASSIFICATIONS

CCE performed certain procedures for the purpose of identifying any material differences in significant accounting policies between CCE, Olive and Black and any accounting adjustments that would be required to present the financial statement information based on uniform policies. Procedures performed by CCE to identify material adjustments involved preliminary discussions with Olive and Black management regarding each entity’s significant accounting policies. CCE expects to engage in additional discussion with Olive and Black management to further evaluate Olive’s and Black’s accounting policies and their impact on the historical results by the Completion. As a result, CCE may identify differences that, had they been given effect, would have had a material impact on the unaudited pro forma condensed combined financial information of Orange.

Additionally, the historical consolidated financial information of Olive and Black presented herein has been adjusted by condensing and reclassifying certain line items in order to conform to CCE’s financial statement presentation and accounting policies. As such, $26 million related to spare parts for Black has been reclassified from PP&E to other current assets. In addition, $10 million related to customer relationships and other definite-lived intangible assets for Black has been included within other noncurrent assets. The presentation and reclassification adjustments for Olive are further described in Note 3 “Reconciliation of Olive IFRS to U.S. GAAP Presentation” and Note 4 “Olive IFRS to U.S. GAAP Adjustments.”

NOTE 6–PRELIMINARY CONSIDERATION TRANSFERRED AND PRELIMINARY FAIR VALUE OF NET ASSETS ACQUIRED

The Combination has been accounted for using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that the assets acquired and liabilities assumed in the Combination be recognized at their acquisition date fair values, with any excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired be recorded as goodwill. In addition, ASC 805 establishes that the Orange Shares issued to effect the Combination be measured at the Completion at the then-current market price.

The preliminary estimate of the total consideration transferred is based on (1) the outstanding shares of CCE Common Stock on December 31, 2015, (2) the closing price of CCE Common Stock of $48.96 on March 8, 2016 (the date used for the preparation of the unaudited pro forma condensed combined financial information), and (3) the number of Orange Shares to be issued to Olive HoldCo and Red based on the allocations of 34% and 18%, respectively. Using the assumptions above, the total consideration would be approximately $12.4 billion. Changes in the price of CCE Common Stock could result in material differences in the consideration amount, and therefore impact the related accounting for the Combination. At the Completion, each outstanding share of CCE Common Stock will be cancelled and converted into the right to receive (1) $14.50 in cash, without interest, and (2) one Orange Share.

The preliminary estimate of the fair value of the consideration in the Combination is as follows (in millions, except per share data):

	Olive HoldCo	Red	Total
Orange Shares issued (rounded)	165	88	253
CCE Stock price as of March 8, 2016	$48.96	$48.96	$48.96

Total consideration transferred	$8,102	$4,289	$12,391

The estimated value of the consideration is not intended to represent the actual value of the total consideration that will be received by Olive HoldCo and Red at Completion. As described in Note 1 “Description of Transactions,” the allocations to CCE, Olive HoldCo and Red may be further adjusted based on the net financial position of each of CCE, Olive and Black. For purposes of the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus, no adjustments were made to the allocations related to this net financial position computation. In accordance with U.S. GAAP, the fair value of the equity securities issued as part of the consideration will be measured at the Completion at the then-current market price. This requirement will likely result in a per share value different from the $48.96 per share on March 8, 2016, assumed in the calculation, and that difference may be material. For example, an increase or decrease of 10% in the price of CCE Common Stock at the Completion from the price of CCE Common Stock assumed in the unaudited pro forma condensed combined financial information would change the value of the consideration by approximately $1.2 billion, which would be reflected as an equivalent increase or decrease to goodwill.

The following is a summary of the preliminary estimated fair values of the net assets acquired (in millions):

	Olive	Black	Total
Cash and cash equivalents	$232	$—	$232
Trade accounts receivable, less allowances	413	406	819
Amounts receivable from TCCC	9	38	47
Inventories	212	206	418
Other current assets	232	123	355
Property, plant, and equipment, net	1,086	1,711	2,797
Franchise license intangible assets, net	5,703	2,444	8,147
Goodwill	2,417	1,102	3,519
Other noncurrent assets	99	30	129

Total assets acquired	10,403	6,060	16,463
Accounts payable and accrued expenses	(474)	(701)	(1,175)
Amounts payable to TCCC	(18)	(79)	(97)
Capital lease obligations and other financial liabilities	(39)	(52)	(91)
Other noncurrent liabilities	(13)	(112)	(125)
Noncurrent deferred income tax liabilities	(1,757)	(827)	(2,584)

Total liabilities assumed	(2,301)	(1,771)	(4,072)

Total estimated consideration transferred	$8,102	$4,289	$12,391

CCE has made preliminary allocation estimates based on limited access to competitively sensitive information of Olive and Black and will not have sufficient information to make final allocations until after the Completion. The final determination of the accounting for the Combination is anticipated to be completed as soon as practicable after the Completion. CCE anticipates that the valuations of the assets acquired and liabilities assumed in the Combination will include, but not be limited to, inventory, PP&E, franchise license intangible assets, customer relationships and other intangibles. The valuations will consist of physical appraisals, discounted cash flow analyses or other appropriate valuation techniques to determine the fair value of the assets acquired and liabilities assumed.

The final consideration, and amounts allocated to assets acquired and liabilities assumed in the Combination, could differ materially from the preliminary amounts presented in the unaudited pro forma condensed combined financial information. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the Combination from those preliminary valuations presented in the unaudited pro forma condensed combined financial information would result in a dollar-for-dollar increase in the amount of goodwill that will result from the Combination. In addition, if the value of the acquired assets is higher than the preliminary indication, it may result in higher amortization and depreciation expense than is presented in the unaudited pro forma condensed combined financial information.

NOTE 7–PRELIMINARY PRO FORMA ADJUSTMENTS

The preliminary pro forma adjustments included in the unaudited pro forma condensed combined financial information related to the Transactions are as follows:

BALANCE SHEET

(A)	Cash and cash equivalents–Adjustment reflects the preliminary net adjustment to cash and cash equivalents in connection with the Transactions (in millions):

Proceeds from the new Orange Combination Financing(1)	$3,584
Repayment of a portion of existing Black debt(2)	(128)
Cash consideration paid to CCE shareholders(3)	(3,296)
Payment of Transaction-related expenses(4)	(215)

Pro forma adjustment to cash and cash equivalents	$(55)

(1)	Increase in cash resulting from the Combination Financing by Orange of an estimated amount of $3.6 billion;
(2)	Decrease in cash related to the repayment of $128 million of $154 million of existing Black debt (excluding $52 million in capital lease obligations, which Orange will assume). The remaining $26 million of existing Black debt will be settled through a capital contribution from TCCC prior to the Completion;
(3)	Decrease in cash due to the cash payment of $14.50 per share to CCE Shareholders based on 227 million outstanding shares of CCE Common Stock as of December 31, 2015; and
(4)	Decrease in cash related to the estimated Transaction-related expenses of $215 million, consisting of financing fees of $82 million, which will be capitalized, and advisory costs of $133 million expected to be expensed as incurred in connection with the Transactions.

(B)	Inventories–Adjustment reflects the preliminary estimated fair value adjustment of $117 million ($69 million for Olive and $48 million for Black) to inventory acquired in the Combination. As the raw materials inventory was assumed to be at market value, the preliminary adjustment is related to work-in-process and finished goods inventory. The preliminary fair value for work-in-process inventory considered costs to complete and estimated profit on these costs. The preliminary fair value for finished goods inventory was based on an analysis of estimated future selling prices, costs of selling effort, and profit on selling effort. The unaudited pro forma condensed combined statement of income does not reflect the impact of this preliminary inventory increase in cost of sales as such amounts are directly attributable to the Combination and will not have a continuing impact on the combined results.

(C)	Other current assets–Adjustment reflects the removal of $116 million of certain non-core assets owned by Olive that will not be contributed as part of the Combination per the Olive Framework Agreement, as described elsewhere in this proxy statement/prospectus. The results of operations associated with the non-core assets that will be kept by Olive HoldCo were not adjusted in the unaudited pro forma condensed combined statement of income because the impact is not significant.

(D)	PP&E–Adjustment reflects the preliminary fair market value of PP&E acquired in the Combination. The preliminary amounts assigned to PP&E are as follows (in millions):

	Olive	Black	Total
Total estimated preliminary fair value of PP&E	$1,086	$1,711	$2,797
Less: Book value of PP&E	(741)	(1,444)	(2,185)

Pro forma adjustment to PP&E	$345	$267	$612

(E)	Franchise license intangible assets–Adjustment reflects the preliminary fair value related to identifiable intangible assets acquired in the Combination. The preliminary amounts assigned to the identifiable intangible assets are as follows (in millions):

	Olive	Black	Total
Estimated preliminary fair value of franchise license intangible assets	$5,703	$2,444	$8,147
Less: Book value of franchise license intangible assets, net	—	(395)	(395)

Pro forma adjustment to franchise license intangible assets	$5,703	$2,049	$7,752

The preliminary estimates of the franchise license intangible assets acquired are based on key assumptions and have been developed using publicly disclosed information for other acquisitions in the industry, CCE’s historical experience, data that were available in the public domain and CCE’s due diligence review of the businesses of Olive and Black. In addition, upon the Completion these estimates will be finalized and additional values, if any, assigned to customer relationships or other identifiable intangible assets acquired of Olive and Black will be quantified.

The franchise license intangible assets were valued using an income approach (discounted cash flow analysis) assuming a 99 percent probability of renewal and a discount rate equal to the implied internal rate of return for the Combination plus 50 basis points. While the agreements related to franchise license intangible assets contain no automatic right of renewal, CCE believes that the interdependent relationship with TCCC and the substantial cost and disruption to TCCC that would be caused by nonrenewals ensure that these agreements will continue to be renewed and, therefore, are essentially perpetual. After evaluating the contractual provisions of the bottling agreements, the mutually beneficial relationship with TCCC, and history of renewals, CCE has assigned indefinite lives to all such franchise license intangible assets.

(F)	Goodwill–Adjustment reflects the preliminary estimated adjustment to goodwill as a result of the Combination. Goodwill represents the excess of the consideration transferred over the preliminary fair value of the assets acquired and liabilities assumed as described in Note 6 “Preliminary Consideration Transferred and Preliminary Fair Value of Net Assets Acquired.” The goodwill is attributable to the expected synergies of the combined business operations, new growth opportunities, and workforce. The goodwill is not expected to be deductible for tax purposes. The preliminary pro forma adjustment to goodwill is calculated as follows (in millions):

	Olive	Black	Total
Consideration transferred	$8,102	$4,289	$12,391
Less: Fair value of net assets to be acquired	(5,685)	(3,187)	(8,872)

Total estimated goodwill	2,417	1,102	3,519
Less: Book value of goodwill	(886)	(806)	(1,692)

Pro forma adjustment to goodwill	$1,531	$296	$1,827

(G)	Other noncurrent assets–Adjustment reflects the preliminary estimate of financing fees of $82 million related to the Combination Financing of $3.6 billion. The fees will be capitalized as other noncurrent assets on the unaudited pro forma condensed combined balance sheet and amortized over the life of the underlying debt instrument. For purposes of the unaudited pro forma condensed combined financial information, CCE has assumed that financing fees will approximate 2.3% of the total proceeds from the Combination Financing. The estimate of financing fees is preliminary and could materially change based on the underlying terms of the debt instrument and market conditions.

Until the Completion, CCE, Olive and Black are limited in their ability to share competitively sensitive information with each other; therefore, for purposes of the unaudited pro forma financial information, it is assumed that the book value of Black’s customer relationships and other definite-lived intangible assets of $10 million approximates fair value. As of December 31, 2015, Olive did not have any customer relationships recorded in its historical balance sheet. The estimated fair value of customer relationships and other definite-lived intangible assets is expected to be amortized on a straight-line basis over the estimated useful lives; the amortizable lives reflect the periods over which the assets are expected to provide material economic benefit. With other assumptions held constant, a $10 million increase in the fair value of customer relationships and other definite-lived intangible assets identified would increase annual pro forma amortization expense by approximately $3 million assuming a five-year useful life for customer relationships and 20-year useful life for other definite-lived intangible assets.

(H)	Deferred income taxes–CCE estimated the tax rate at 28.5%, which approximates a blended statutory tax rate, based on revenue mix, for the tax jurisdictions where the assets acquired and liabilities assumed reside. The effective tax rate of Orange could be materially different from the rate presented in the unaudited pro forma condensed combined financial information. This adjustment reflects the deferred income tax effects of the preliminary pro forma adjustments made to the unaudited pro forma condensed combined balance sheet, primarily as indicated in the table below (in millions):

	Adjustment to asset acquired	Current deferred tax liability	Noncurrent deferred tax liability
Estimated fair value adjustment to:
Olive
Franchise license intangible assets	$5,703	$—	$1,625
PP&E	345	—	98
Inventory	69	20	—
Black
Franchise license intangible assets	2,049	—	584
PP&E	267	—	76
Inventory	48	14	—
Estimated tax impact of fees and expenses incurred in connection with the Combination		(38)	—

Deferred tax liabilities related to estimated fair value adjustments		$(4)	$2,383

(I)	Accounts payable and accrued expenses–Adjustment reflects (1) the $23 million credit of $14.50 per share for 1.6 million CCE Stock Units that are expected to vest within one year; offset by (2) $4 million to reflect the deferred tax effects of the preliminary pro forma adjustments to inventory and transaction costs as described in Note 7(H) above, and (3) $18 million of liabilities related to the non-core assets owned by Olive’s subsidiaries that will not be contributed as part of the Combination as described in Note 7(C) above.

(J)

Debt–As described in Note 1, “Description of Transactions,” Orange intends to finance the Cash Consideration using a combination of cash on hand and the Combination Financing. The Combination Financing is expected to be obtained in the public and bank market prior to the Completion. The expected total amount of funds to be financed and used in the transaction is approximately $3.6 billion. For purposes of the unaudited pro forma condensed combined statement of income, a weighted average interest rate of 2.1% is assumed in order to calculate interest expense related to the Combination Financing. The interest rate utilized is based on CCE’s current rate, is preliminary, and could materially change based on market conditions at the time of issuance and the ultimate portfolio of instruments that Orange issues. Refer to Note 7(O) below for additional information regarding pro forma interest expense.

The preliminary adjustment of $67 million to current portion of debt eliminates Black’s existing current portion of debt of $67 million, which will be repaid using Black’s existing cash on hand. Black’s existing long-term portion of debt of $87 million will be repaid using a combination of Black’s remaining existing cash on hand and a capital contribution from TCCC prior to the Completion of $26 million. Orange will assume Black’s capital lease obligations of $52 million (of which $13 million is current and $39 million is noncurrent) and Olive’s capital lease obligations and other financial liabilities of $39 million (of which $5 million is current and $34 million is noncurrent). The preliminary adjustment to long-term debt, less current portion is as follows (in millions):

Proceeds from new Orange Combination Financing	$3,584
Less: Repayment of existing Black debt	(87)

Pro forma adjustment to debt, less current portion	$3,497

(K)	Other noncurrent liabilities–Adjustment of $21 million reflects the noncurrent portion of the credit of $14.50 per share for 1.4 million CCE Stock Units expected to vest beyond one year.

(L)	Shareowners’ equity–Adjustment reflects (1) $12.4 billion for the issuance of 165 million of Orange Shares to Olive HoldCo and 88 million of Orange Shares to Red assuming a fair market value of $48.96 per share; (2) the elimination of the historical equity balances of Olive and Black; (3) an estimated $3.3 billion for the reduction to additional paid-in capital (“APIC”) for the Cash Consideration of $14.50 per share to the CCE Shareholders for the shares of CCE Common Stock and CCE Stock Units that are outstanding; and (4) an estimated $95 million reduction to reinvested earnings to reflect the estimated Combination-related fees and expenses expected to be incurred upon the Completion ($133 million expected to be incurred, net of tax of $38 million). These adjustments are described further below.

Common stock and ordinary shares

The nominal value of Orange Shares is expected to be €0.01. For purposes of the unaudited pro forma condensed combined balance sheet, the nominal value has been converted into U.S. Dollars using the exchange spot rate as of December 31, 2015 of 1.0862.

The preliminary unaudited pro forma adjustment to common stock and ordinary shares is calculated as follows (in millions, except share data):

Common stock from Combination for Olive (165,482,016 shares of Orange Shares issued at nominal value of €0.01)	$2
Common stock from Combination for Black (87,608,126 shares of Orange Shares issued at nominal value of €0.01)	1
Less: Olive historical common stock	(1,648)
Less: Black historical common stock	(190)

Pro forma adjustment to common stock and ordinary shares	$(1,835)

APIC

The preliminary unaudited pro forma adjustment to APIC is calculated as follows (in millions, except per share data):

APIC from the Combination for Olive (165,482,016 shares of Orange Shares issued)	$8,100
APIC from the Combination for Black (87,608,126 shares of Orange Shares issued)	4,288
Capital contribution from TCCC for repayment of a portion of Black’s existing debt(1)	26
Less: APIC from the Cash Consideration paid to CCE Shareholders(2)	(3,340)
Less: Olive historical APIC	(299)
Less: Black historical APIC and pro forma adjustment for capital contribution(1)	(3,481)

Pro forma adjustment to APIC	$5,294

(1)	The preliminary estimated capital contribution from TCCC of $26 million for the repayment of Black’s existing debt will be made immediately prior to the Completion. As the capital contribution would be reflected as an increase to Black’s historical APIC and the historical APIC balance of Black is then eliminated in accounting for the business combination, there is no impact of the capital contribution from TCCC in the pro forma adjustment to APIC.
(2)	Aggregate Cash Consideration to be paid to CCE Shareholders consists of two components, which are $3,296 million of cash for the cash payment of $14.50 for 227 million shares of CCE Common Stock, and a $44 million cash credit to the account of the holders of the outstanding 3.0 million CCE Stock Units.

Reinvested earnings

The preliminary unaudited pro forma adjustment to reinvested earnings is calculated as follows (in millions):

Estimated Combination-related fees and expenses(1)	$(95)
Less: Olive historical reinvested earnings	(348)
Less: Black historical accumulated deficit	1,151

Pro forma adjustment to reinvested earnings	$708

(1)	The Combination-related fees and expenses of $133 million expected to be incurred upon the Completion, net of tax of $38 million, have been excluded from the unaudited pro forma condensed combined statement of income as they reflect charges directly attributable to the Combination that will not have a continuing impact on CCE’s operations.

Accumulated other comprehensive income or loss (“AOCI”)

The preliminary unaudited pro forma adjustment to AOCI eliminates Black’s historical AOCI of $217 million.

STATEMENT OF INCOME

(M)	Cost of sales–Adjustment reflects a decrease of $28 million for the preliminary depreciation expense to be recorded in cost of sales for the year ended December 31, 2015 associated with the fair value of PP&E acquired in the Combination.

The preliminary depreciation expense for PP&E acquired is as follows (in millions, except useful life data):

	Estimated weighted average useful life (years)	Preliminary fair value	Depreciation expense for the year ended December 31, 2015
PP&E	16-18	$2,797	$163

Less: Olive historical depreciation expense			(103)
Less: Black historical depreciation expense			(130)

Pro forma adjustment to depreciation expense			$(70)

Depreciation expense has been estimated based upon the nature of activities associated with the PP&E acquired. With other assumptions held constant, a 10% increase in the fair value adjustment for PP&E would increase annual pro forma depreciation expense by approximately $17 million. In addition, with other assumptions held constant, a one year change in the estimated useful lives of PP&E would change annual depreciation expense by approximately $9 million.

(N)	SD&A–Adjustment reflects (1) a decrease of $45 million, $19 million and $2 million for the removal of Combination-related expenses incurred by CCE, Olive and Black, respectively, for the year ended December 31, 2015, as these expenses are considered to be directly related to the Combination and not expected to have a continuing impact on Orange; and (2) a decrease of $42 million for the preliminary depreciation expense to be recorded in SD&A for the year ended December 31, 2015 associated with the fair value of PP&E acquired in the Combination. Refer to adjustment Note 7(M) above for the pro forma depreciation expense calculation.

(O)	Interest expense–As described in Note 1 “Description of Transactions,” Orange intends to finance the Cash Consideration using a combination of cash on hand and the Combination Financing. For purposes of the unaudited pro forma condensed combined statement of income, a 2.1% weighted average interest rate is assumed to calculate interest expense related to the Combination Financing. The interest rate utilized is based on CCE’s current rate, is preliminary, and could materially change based on market conditions at the time of issuance and the ultimate portfolio of instruments that Orange issues.

The pro forma adjustment to interest expense reflects the additional interest expense that would have been incurred during the historical period presented assuming the Combination Financing had occurred as of January 1, 2015. The preliminary interest expense for the Combination Financing is as follows (in millions, except interest rate):

Composition of new debt and related interest expense	Weighted Average Interest Rate(1)	Debt	Interest expense for the year ended December 31, 2015
Orange Combination Financing	2.1%	$3,584	$76

Amortization of new debt issue costs(2)			7

Total interest on new Combination Financing			83
Less: Black historical interest (expense) income(3)			(2)

Pro forma adjustment to interest expense			$81

(1)	An increase (decrease) of 0.125% in the interest rate of the Combination Financing would increase (decrease) annual pro forma interest expense by $4 million.

(2)	At the time of this proxy statement/prospectus, the term of the Combination Financing is unknown. However, CCE has assumed an estimated term of 12 years for purposes of calculating the net pro forma adjustment to interest expense. A one year change in the estimated maturity date of the underlying debt instrument would change the amortization of debt issuance costs by less than approximately $1 million, which is reflected through interest expense.
(3)	Black’s historical interest expense excludes $1 million interest expense related to capital lease obligations, which will be assumed by Orange

(P)	Income tax expense (benefit)–Adjustment reflects the income tax impacts of the pro forma adjustments made to the unaudited pro forma condensed combined statement of income, whereby CCE estimated the tax rate at 28.5%, which approximates a blended statutory tax rate, based on revenue mix, for the tax jurisdictions where the certain assets acquired and liabilities assumed reside. The effective tax rate of Orange could be materially different from the rate presented in these unaudited pro forma condensed combined financial statements.

(Q)	Basic and diluted earnings per share–The unaudited pro forma adjustment to Orange Shares issued and outstanding used in the calculation of basic and diluted earnings per share is calculated as follows (in millions of Orange Shares):

	Year ended December 31, 2015
	Basic	Diluted
Orange Shares to be issued and outstanding to Olive HoldCo(1)	165	165
Orange Shares to be issued and outstanding to Red(1)	88	88
Orange Shares to be issued and outstanding to CCE(2)	228	235

Total Orange Shares to be issued and outstanding	481	488
Less: Weighted average shares outstanding of CCE(3)	(231)	(235)

Pro forma adjustment to Orange Shares issued and outstanding	250	253

(1)	Represents the number of Orange Shares that are expected to be issued to Olive Holdco and Red, respectively, in the Combination.
(2)	The 228 million Orange Shares issued and outstanding for basic EPS represents the issued and outstanding shares of CCE at December 31, 2015 which will be converted into the right to receive one Orange Share at the date of the Combination. The 235 million Orange Shares includes 228 million Orange Shares issued and outstanding and 7 million of equity awards, exercisable for ordinary shares, at December 31, 2015. Each CCE Stock Unit that is outstanding immediately prior to the effective time of the Merger will be replaced with one Orange Stock Unit and each CCE Option that is outstanding immediately prior to the effective time of the Merger will be assumed by Orange and converted into an Orange Option.
(3)	Represents the weighted average shares outstanding of CCE for the year ended December 31, 2015.

The number of diluted Orange Shares presented in the table above excludes the options to purchase 1.2 million shares because the effect of including these options would be anti-dilutive. CCE assumed that the Combination Financing is not convertible into equity.

FINANCING RELATING TO THE MERGER

The Merger is not subject to any financing condition. Orange intends to finance the Cash Consideration using a combination of cash on hand and the net proceeds of the Debt Financing. The Debt Financing is expected to be obtained in the public and bank market. The expected total amount of funds to be used in the transaction is approximately $3.6 billion. Orange expects to have the Debt Financing in place during the second quarter of 2016.

REGULATORY APPROVALS REQUIRED

European Union Merger Regulation

Under the Master Agreement, the Completion of the Combination is conditioned on the European Commission having taken a decision under Article 6(1)(b) or 6(2) of Council Regulation (EC) No. 139/2004 (or under Article 8(1) or 8(2) of the Merger Regulation if the European Commission has initiated proceedings pursuant to Article 6(1)(c)) declaring the Combination compatible with the common market.

A notification was formally filed with the European Commission on October 2, 2015. The European Commission unconditionally cleared the Combination under Article 6(1)(b) on November 9, 2015.

United States Antitrust

The Completion may take place without notification to the U.S. Federal Trade Commission, or the FTC, and the Antitrust Division of the U.S. Department of Justice under the HSR Act, because the relevant assets do not exceed the thresholds that require notification pursuant to the HSR Act and the rules and regulations promulgated thereunder by the FTC.

CERTAIN LITIGATION MATTERS

Since the announcement of the Merger, three putative class action lawsuits have been filed in the Court of Chancery of the State of Delaware on behalf of CCE Shareholders, challenging the Merger. On January 7, 2016, the Court of Chancery of the State of Delaware entered an order consolidating the actions and appointing lead plaintiffs and counsel for the consolidated action. The lawsuits allege that the current members of the CCE Board and a former director of the CCE Board, and/or CCE management breached their fiduciary duties in approving the Merger and that CCE, Red, Black, Olive, Orange, MergeCo and US HoldCo aided and abetted these alleged breaches. Plaintiffs allege that the current members of the CCE Board and a former director, and/or CCE management conducted a flawed sales process that favored Red’s interests at the expense of CCE Shareholders, failed to obtain a sufficiently high price for CCE’s shares, and agreed to preclusive deal protection measures including a $450 million termination fee. Plaintiffs seek to enjoin the Combination Transactions, and also ask for damages and other relief. The actions are consolidated under the caption In Re Coca-Cola Enterprises, Inc. Consolidated Stockholders Litigation (Case No. 11492-VCN). On March 2, 2016, Plaintiffs filed a Consolidated Amended Class Action Complaint in the consolidated action, making substantially similar allegations regarding the Transactions, and adding allegations that CCE’s Form F-4 Registration Statement and Amendment No. 1 thereto, filed with the SEC on December 15, 2015 and January 28, 2016, contain misstatements and omissions in their disclosures regarding the Merger. The defendants have moved to dismiss the Consolidated Amended Class Action Complaint, and intend to vigorously defend against the claims asserted in the lawsuit.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

In considering the recommendation of the CCE Board, you should be aware that certain directors and officers of CCE may have interests in the proposed Combination Transactions that are different from, or in addition to, the interests of CCE Shareholders generally and that may create potential conflicts of interest. The CCE Board was aware of these interests and considered them, among other things, when they adopted the Merger Agreement, approved the Master Agreement, and recommended that you vote in favor of the proposal to adopt the Merger Agreement and the related proposals.

Employment and Board Service Following Merger

The following current CCE executive officers will become executive officers of Orange in connection with the Combination Transactions: John F. Brock, Chief Executive Officer; Damian Gammell, Chief Operating Officer; Manik Jhangiani, Chief Financial Officer; Ronald J. Lewis, Senior Vice President, Supply Chain; Pamela O. Kimmet, Senior Vice President, Human Resources; and Esat Sezer, Senior Vice President, Chief Information Officer. John R. Parker, Jr., Senior Vice President, General Counsel and Strategic Initiatives, and Laura Brightwell, Senior Vice President, Public Affairs and Communications, will not become executive officers of Orange, and determinations with respect to whether any other current CCE executive officers will have roles with Orange have not been made.

Orange intends to enter into, or to direct an employing subsidiary to enter into, employment agreements with its executive officers. The terms of these agreements have not yet been determined.

The following seven current directors of CCE will become directors of Orange following Completion: Jan Bennink, L. Phillip Humann, Orrin H. Ingram II, Thomas H. Johnson, Véronique Morali, Garry Watts and Curtis R. Welling.

Equity Compensation

Conversion of Equity

CCE’s executive officers hold CCE equity awards that will be converted automatically at the effective time of the Merger into awards with respect to Orange Shares. The directors of CCE are participants in a deferred compensation plan under which they are credited with deferred stock units representing a portion of their board fees, and certain of the directors have contributed a portion of their cash compensation that is treated as invested in CCE Common Stock in the form of phantom stock units. These deferred and phantom stock units will be converted automatically at the effective time of the Merger into deferred and phantom stock units with respect to Orange Shares. The conversion methodology, which is the same as the methodology applicable to all other CCE employees, is described in detail in “The Merger Agreement–Treatment of CCE Stock Options and Other Stock-Based Awards” in this proxy statement/prospectus.

Equity Award Treatment in Connection with the Merger

Double-Trigger Change-in-Control Provisions in CCE’s Equity Awards. Equity awards granted to CCE’s executive officers generally vest in full, and stock options continue to be exercisable for the remaining term of the award, if the individual’s employment is terminated involuntarily without cause or voluntarily for good reason within two years following a change in control, such as the Merger (a “CIC Termination”). The performance periods for all of CCE’s outstanding performance stock units (“PSUs”), other than the 2015 PSUs, will be complete as of the closing of the Merger, although the PSUs will still be subject to service-vesting criteria. With respect to Mr. Patricot, the Human Resources and Compensation Committee of the CCE Board modified certain of his outstanding awards to provide, subject to the announcement of the Merger, for the same treatment that would apply upon a CIC Termination to apply upon his departure, regardless of whether occurring prior to or following the closing of the Merger. Specifically, his stock options will vest in full and (other than his 2010 approved options, which will be exercisable for 36 months following his departure) will continue to be exercisable for the remaining term of the relevant award and, to the extent they would not otherwise vest as a result of his departure, he will become vested in the remaining portion of his PSUs and CCE restricted stock units (“RSUs”). Mr. Gammell’s equity awards do not contain these double-trigger change-in-control protections, but Mr. Gammell’s new hire restricted stock unit award will become fully vested in the event of any involuntary termination of Mr. Gammell or Mr. Gammell’s voluntary resignation for good reason irrespective of a change in control. Further, in the event of Mr. Gammell’s involuntary termination without cause, irrespective of a change-in-control, Mr. Gammell’s PSUs will vest on a pro rata basis, based on the number of months between the grant date of the PSUs and his termination date over the required service period (as such pro-rata calculation is applied to (i) the target award, if he is terminated during the performance period, provided that the actual number of PSUs that vest, if any, will be based on actual performance and (ii) to the actual number of PSUs earned if such termination occurs after the performance period is complete), and Mr. Gammell will be credited with two additional years of service with respect to his options.

Value of Equity Potentially Affected by the Merger

The following table shows the value of the unvested CCE RSUs, PSUs and options held by CCE executive officers to which the change-in-control termination provisions potentially apply. The values shown in the table below are based on the awards held on the date of this proxy statement/prospectus, and assume that (i) the executive has a CIC Termination event on the date of the Merger (which assumes that the Merger will occur by the end of the second quarter of 2016), and (ii) a stock price of $49.02, which was the closing CCE Common Stock price on March 1, 2016.

Executive Officers	RSUs ($)	PSUs ($)	Options[3] ($)
John F. Brock	—	14,105,113	1,390,040
Damian P. Gammell[1,3]	3,823,560	563,030	—
Manik H. Jhangiani	—	3,870,472	456,216
Laura Brightwell	—	706,280	92,673
William N. Douglas III[2,3]	—	1,794,426	347,510
Pamela O. Kimmet[2]	—	1,542,561	202,616
Ronald J. Lewis	1,490,208	740,202	—
John R. Parker, Jr.[2]	—	1,762,073	231,677
Hubert Patricot[2]	1,583,346	4,437,536	547,985
Suzanne D. Patterson[2]	—	1,052,214	136,844
Esat Sezer	—	1,229,912	162,175

[1]	Mr. Gammell’s equity awards do not include change-in-control provisions but rather provide for the following treatment upon his involuntary termination without cause: RSUs, 100% vesting; PSUs, pro rata vesting, based on the number of months between the grant date of the PSUs and his termination date over the required service period (as such pro-rata calculation is applied to (i) the target award if he is terminated during the performance period, provided that the actual number of PSUs that vest, if any, will be based on actual performance and (ii) to the actual number of PSUs earned if such termination occurs after the performance period is complete) and options, application of two additional years of service credit. The values reported in the table above represent only the value of the unvested awards affected by an involuntary termination of employment.
[2]

CCE’s PSUs and options provide for additional vesting if an individual voluntarily terminates and he or she is at least 55 years old and has five years of service (referred to as a “Rule of 60 Retirement”). Because Messrs. Patricot and Parker and Ms. Kimmet and Ms. Patterson are, or would be, at the closing of the Merger, eligible for Rule of 60 Retirement under their equity awards, in the event of such voluntary termination, irrespective of a CIC Termination, their options would fully vest and a portion of their PSUs would be eligible to vest on a pro rata basis, based on the number of months between the grant date of the PSUs and such officers’ termination date over the required service period. The values in the table above, however, represent the value of all their unvested PSUs and options, which they would receive in the event of a CIC Termination following the Merger. Because Mr. Patricot’s departure is related to the Merger, CCE’s Human Resources and Compensation Committee determined that his RSUs and the remaining portion of his PSUs should fully vest, regardless of whether his departure is before or after the Merger, and the additional value is included in the above table. Mr. Douglas has announced his intention to retire, which means that the change-in-control provisions are not applicable to his awards. Upon his Rule of 60 Retirement, he will be entitled to vest on a pro rata basis in his 2014 PSUs based on the number of months between the grant date of the PSUs and such individual’s termination date over the required service period, as applied to the actual number of PSUs earned and 100% of his options granted in 2014. The values reported in the table above represent, however, the value of all his unvested awards as if the change-in control provisions were applicable to his awards.
[3]	The value shown for the options is based on the intrinsic value, i.e., the difference between the closing price on the referenced date and the option’s exercise price. (No value is shown for Messrs. Gammell and Lewis because their options do not currently have an intrinsic value.) In the event of a CIC Termination, the exercise period of an option is extended to its full term. In the event of Mr. Gammell’s involuntary termination without cause, the exercise period would be extended to 24 months following termination; the exercise period for Mr. Douglas’ 2014 options will, upon his Rule of 60 Retirement, be extended to 48 months following voluntary retirement.

Cash Severance Payments

CCE’s executive officers (with the exception of Messrs. Gammell and Douglas) are eligible for severance benefits pursuant to either his or her employment agreement or a severance plan. These benefits are designed to provide transition assistance to an executive whose employment is involuntarily terminated without cause or who, within two years of a change in control of CCE, voluntarily terminates his or her employment for good reason.

Mr. Gammell also will not be eligible for benefits under CCE’s U.K. subsidiary’s enhanced redundancy policy at the closing of the Merger, no severance benefits were provided for under his employment agreement and Mr. Gammell does not participate in any CCE severance plan. Because Mr. Douglas has previously announced his intention to retire, he will not be entitled to severance payments upon his departure.

Cash Severance Payments under Individual Employment Agreements

Mr. Brock and the executive officers based in the U.K. (other than Mr. Patricot) each have an individual employment agreement that provides for severance pay in the event of a termination under certain circumstances, including a CIC Termination. Mr. Patricot’s employment agreement provides for the same level of benefits upon termination of employment without cause, whether or not a change in control is involved. The severance benefits provided to the executive officers under their employment agreements, as well as the conditions applicable to those benefits, are described below.

Mr. Brock. In the event of Mr. Brock’s CIC Termination, he would be entitled to a lump-sum payment equal to (i) the sum of his base salary plus target annual cash incentive, multiplied by 1.5, (ii) a pro rata annual incentive award based on actual performance and his months of employment during the year of termination and (iii) any earned but unpaid base salary and any amounts to which Mr. Brock is legally entitled under CCE’s pension, savings, disability and other benefit programs. If Mr. Brock became entitled to severance pay under his employment agreement immediately following the Completion, he would receive a cash payment of $5,011,500 based on his current base salary and target cash incentive award, as well as a pro rata annual incentive payment for the year of termination, which is not determinable at this time. This severance payment, however, is conditioned on Mr. Brock’s execution and delivery of a general release of all legal claims against CCE, in the form provided to Mr. Brock under his employment agreement, noncompetition and non-solicitation obligations for a period of 12 months following his termination of employment, and on-going non-disparagement and confidentiality obligations.

Messrs. Jhangiani and Lewis and Ms. Brightwell. In the event of Messrs. Jhangiani’s and Lewis’s and Ms. Brightwell’s termination of employment without cause, irrespective of a prior change in control, each officer would be entitled to a lump-sum payment equal to the sum of his or her base salary plus at-target annual cash incentive. In the event of their CIC Termination, each officer would instead be entitled to a lump-sum payment equal to the sum of his or her base salary plus at-target annual incentive, multiplied by 1.5. If these executives were to be terminated immediately following the Completion, he or she would receive the following cash payments: Mr. Jhangiani, $1,484,001; Mr. Lewis, $1,273,077; and Ms. Brightwell, $738,234. These amounts reflect a conversion from British pounds sterling to U.S. Dollars using an exchange rate of 1.395, the exchange rate on March 1, 2016. These executive officers are subject to six-month (in the case of Ms. Brightwell) or 12-month (in the case of Messrs. Jhangiani and Lewis) non-competition obligations, and in the case of Messrs. Jhangiani and Lewis, 12-month non-solicitation obligations, under their employment agreements, for which no separate compensation is paid. Without prejudice to the ability to terminate their employment immediately without notice in certain circumstances relating to the conduct of the executives, these U.K. executives are entitled to receive six months’ notice of termination of employment, during which time they would continue to receive their usual salary and benefits and continue to participate in the annual cash incentive. Alternatively, these executives’ employment agreements permit their employer to terminate their employment immediately upon the making of a payment in lieu of notice equivalent to six months base salary, and the lump-sum severance payments described above would be inclusive of any such payment in lieu of notice.

Mr. Patricot. In the event of Mr. Patricot’s termination of employment without cause, and irrespective of a prior change in control, Mr. Patricot’s employment agreement provides that he would be entitled to a lump-sum severance payment equal to the sum of his base salary plus at-target annual cash incentive award, multiplied by 2, as well as a pro rata target annual cash incentive for the year in which his termination occurs, which is not determinable at this time. The total lump-sum severance payment for which Mr. Patricot is eligible is $2,418,930, which reflects a conversion from British pounds sterling to U.S. Dollars using an exchange rate of 1.395, the exchange rate on March 1, 2016. Mr. Patricot will also be eligible for salary during a six-month notice period and an additional six-months of service used to calculate his pro rata annual cash incentive. Assuming an at-target target annual cash incentive, the payments associated with his notice period would be $604,733. Additionally, as a result of the notice period, Mr. Patricot will be eligible to continue to receive the perquisites provided under his employment agreement, which have a value of approximately $77,521, as well as employer contributions of approximately $17,438 to CCE’s U.K. subsidiary’s defined contribution group personal pension plan (assuming he continues to participate at his current contribution level). Amounts valued in British pounds sterling were converted to U.S. Dollars using an exchange rate of 1.395, the exchange rate on March 1, 2016, and benefits valued in Euros were converted to U.S. Dollars using an exchange rate of 1.0872, the exchange rate on March 1, 2016. Mr. Patricot is subject to a six-month non-competition obligation and a 12-month non-solicitation obligation under his employment agreement for which no separate compensation is paid.

Cash Severance Payments under CCE Executive Severance Plan

Messrs. Parker and Sezer and Ms. Kimmet and Ms. Patterson. With the exception of Mr. Brock, CCE’s U.S.-based executive officers do not have employment agreements, and they are eligible for severance benefits under the CCE Executive Severance Plan. Under this plan, if an executive is involuntarily terminated without cause, he or she is entitled to receive (i) a lump-sum severance payment equal to the sum of his or her base salary plus one times his or her target annual cash incentive award and (ii) an annual cash incentive award for the year of termination, based on actual performance results and pro-rated for the executive’s actual period of service in the year of termination.

In the event of a CIC Termination, the executive is eligible to receive a lump-sum payment equal to the value of (i) 18 months of his or her base salary, (ii) an at-target annual cash incentive award multiplied by 1.5 and (iii) an annual cash incentive award based on actual performance results, pro-rated for his or her actual period of service in the year of termination. Severance payments under this plan are subject to the executive executing a non-revocable release of claims against CCE and non-competition agreement in the form provided by CCE, as well as non-solicitation obligations for a period of 12 months following his or her termination as well as on-going non-disparagement and confidentiality requirements. The executive officers eligible to receive benefits under the Executive Severance Plan and the amounts payable upon a CIC Termination (other than the pro rata annual cash incentive award for the year of termination that is not determinable at this time) are as follows: Ms. Kimmet, $1,552,500; Mr. Parker, $1,528,200; Ms. Patterson, $918,000; and Mr. Sezer, $1,350,000.

Directors Deferred Compensation Plan

In the U.S., CCE sponsors a deferred compensation plan (the “Deferred Compensation Plan”), under which CCE provides equity-based compensation to its non-executive directors. The Deferred Compensation Plan provides for quarterly credits of phantom stock units equal in value to $30,000, with the number of such units based on the closing price of CCE’s Common Stock on the last trading day of the previous quarter. These stock units are subject to forfeiture in the event the director is removed from the board for cause. Additionally, prior to January 1, 2016, U.S.-based directors could voluntarily elect to direct board fees into the plan to be treated as invested in shares of CCE Common Stock, i.e., phantom stock units. Each quarter, stock units are credited with hypothetical dividends equal to the dividends declared that quarter, which are also treated as invested in CCE Common Stock. The stock units within the Deferred Compensation Plan will be converted to Orange stock units upon the Completion on a one-for-one basis, and the participants account will be credited with a cash equivalent equal to $14.50 per stock unit. The Deferred Compensation Plan will be terminated at the Completion, and the CCE director participants’ accounts will be distributed as soon as practicable. Participants will receive one Orange Share for each stock unit, and the cash equivalent credits will be satisfied by a cash payment.

Named Executive Officers’ Golden Parachute Compensation

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each “named executive officer” of CCE that is based on, or otherwise relates to, the Merger. Item 402(t) refers to such amounts as “golden parachute compensation.” Named executive officers are determined based on CCE’s most recent annual proxy statement, as filed with the SEC on March 9, 2016. For additional details regarding the terms of the payments and benefits that certain CCE executives may be entitled to receive in connection with the Merger, see the discussion under the captions “Equity Compensation” and “Cash Severance Payments” above.

The compensation shown in the table below is subject to a nonbinding advisory vote of CCE Shareholders at the special meeting, as described under “Proposal 4–Advisory (Non-Binding) Vote on Certain Compensation Arrangements” in this proxy statement/prospectus.

The amounts set forth in the table below assume the following:

•	the Merger occurs on June 1, 2016, the assumed date of the Merger as determined pursuant to Item 402(t) of Regulation S-K;

•	CCE’s named executive officers are terminated without cause or resign for good reason immediately following June 1, 2016; and

•	CCE’s trading price is $52.48, the average closing price of CCE Common Stock on the NYSE over the first five business days following the public announcement of the Merger. The five-day period commenced August 6, 2015.

Name	Cash[1] ($)	Equity[2] ($)	Total[3] ($)
John F. Brock	5,875,020	17,589,675	23,464,695
Damian P. Gammell	—	4,818,560	4,818,560
Manik H. Jhangiani	1,484,001	4,896,287	6,380,288
Ronald J. Lewis	1,273,077	2,433,740	3,706,817
John R. Parker, Jr.	1,718,376	1,206,988	2,925,364

[1]

With respect to Messrs. Brock and Parker, the total cash amounts represent severance payable upon a termination of employment without cause or for good reason within 24 months following the Completion and consists of (i) a lump sum equal to 1.5 times the sum of his annual base salary and the at-target annual cash incentive award for the current year, and (ii) a lump sum equal to a pro rata annual cash incentive award based on actual results for the year in which the termination of employment occurs and the number of months of employment in that year. These executives’ severance is conditioned on non-competition, non-solicitation, non-disparagement and confidentiality requirements, as well as the executive executing a release of claims against CCE. With respect to Messrs. Jhangiani and Lewis the total cash amount represents severance payable upon a CIC Termination and consists of a lump sum equal to 1.5 times the sum of their annual base salary and target annual cash incentive award for the current year. For purposes of this disclosure, because the actual annual cash incentive is not known at this time, the amount of the pro rata annual cash incentive award payable to Messrs. Brock and Parker is determined assuming target performance for 2016. The amounts payable to Messrs. Jhangiani and Lewis converted to U.S. Dollars from British pounds sterling using exchange rate of 1.395, the exchange rate on March 1, 2016. The estimated amount of such payments is shown in the table below.

Name	Severance ($)	Prorated Bonus ($)	Total ($)
John F. Brock	5,011,500	863,520	5,875,020
Damian P. Gammell	—	—	—
Manik H. Jhangiani	1,484,001	—	1,484,001
Ronald J. Lewis	1,273,077	—	1,273,077
John R. Parker, Jr.	1,528,200	190,176	1,718,376

[2]	Equity included consists of unvested RSUs, PSUs and options that will vest if the named executive officer has a CIC Termination immediately following the Merger, but not including the equity to which Mr. Parker would otherwise be entitled on that same date due to his eligibility for retirement. Assuming the value stated above, the values of such awards would be as follows:

Name	RSUs ($)	PSUs ($)	Options ($)	Total ($)
John F. Brock	—	15,100,700	2,488,975	17,589,675
Damian P. Gammell[4]	4,093,440	602,770	122,350	4,818,560
Manik H. Jhangiani	—	4,143,664	752,623	4,896,287
Ronald J. Lewis	1,595,392	792,448	45,900	2,433,740
John R. Parker, Jr.	—	1,206,988	—	1,206,988

[3]	None of the named executive officers will be entitled to reimbursement of any golden parachute excise taxes imposed under Section 4999 of the Code. Mr. Brock’s employment agreement, however, provides for a “better of” golden parachute payment or cutback, whereby Mr. Brock would receive the greater of (i) the after-tax amount that he would have received after the imposition of the Code Section 4999 excise tax and (ii) the cutback amount (the change in control payments reduced to less than three times his average compensation).
[4]	Mr. Gammell’s awards provide for accelerated vesting in the event of certain terminations of Mr. Gammell’s employment, irrespective of a change in control event; specifically, for his RSUs, 100% will become vested in the event of his involuntary termination of employment or his voluntary termination for good reason; for his PSUs, a pro rata portion will become vested in the event of his involuntary termination of employment, based on the number of months between the grant date of the PSUs and his termination date over the required service period (as such pro rata calculation is applied to (i) the target award if he is terminated during the performance period, provided that the actual number of PSUs that vest, if any, will be based on actual performance and (ii) the actual number of PSUs earned if such termination occurs after the performance period is completed). With respect to Mr. Gammell’s options, an additional two years of service will be credited for purposes of determining the vested portion in the event of his involuntary termination.

Indemnification of Officers and Executives

Under the terms of the Merger Agreement, following the Completion, Orange will be required to honor and fulfill in all material respects the obligations of CCE under any and all indemnification agreements between CCE and any of its current or former directors and officers and any person who becomes a director or officer of CCE or any of its subsidiaries prior to the Completion (such agreements, the “Indemnity Agreements” and such persons, “Indemnified Persons”).

In addition, during the period commencing at the Completion and ending on the sixth anniversary of the Completion, Orange will be required to cause the limited liability company operating agreement (and other similar organizational documents) of MergeCo to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the charters and bylaws (or other similar organizational documents) of CCE as of the date of the Merger Agreement, and during such six-year period such provisions may not be repealed, amended or otherwise modified in any manner adverse to any Indemnified Person, except as required by applicable law.

Under the terms of the Merger Agreement, during the period commencing at the Completion and ending on the sixth anniversary of the Completion, Orange will be required to cause MergeCo to indemnify each Indemnified person from and against any losses in connection with any proceeding to the fullest extent that CCE would have been permitted to do so under applicable law, to the extent such proceeding arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of CEE or any of its subsidiaries or other affiliates for such action or omission, or alleged action or omission, that occurred prior to or at the Completion.

Under the terms of the Merger Agreement, Orange will be required to, as of the Completion, obtain and fully pay the premium (in each case, at Orange’s expense) for the extension of (i) the directors’ and officers’ liability coverage of CCE’s or any of its subsidiaries’ existing directors’ and officers’ insurance policies and (ii) CCE’s or any of its subsidiaries’ existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after Completion with respect to any claim involving any Indemnified Person in respect of acts or omissions occurring prior to Completion and with a carrier and upon terms that are reasonably acceptable to CCE and that are, with respect to coverage and amount, no less favorable than those of CCE’s or any of its subsidiaries’ existing D&O Insurance; provided that the limit on the aggregate cost of such policy that Orange must pay is 300% of CCE’s annual premium for D&O Insurance for the year ended December 31, 2014.

ACCOUNTING TREATMENT OF THE MERGER

CCE and Black prepare their consolidated financial statements in accordance with U.S. GAAP. For the purposes of this proxy statement/prospectus, Olive prepared its financial statements in accordance with IFRS as issued by the IASB. Immediately following the Completion, Orange will prepare its consolidated financial statements in accordance with IFRS as issued by the IASB, which vary in certain respects from U.S. GAAP.

For purposes of this proxy statement/prospectus, the Combination has been accounted for using the acquisition method of accounting for business combinations under U.S. GAAP with CCE treated as the accounting acquirer. CCE will allocate the fair value of consideration transferred to the net tangible and intangible assets acquired and liabilities assumed based on their respective estimated fair values as of the Completion. Any excess of the fair value of consideration transferred over those fair values will be recorded as goodwill. The fair value of consideration transferred is the fair value on the date of the Completion of the Orange Shares issued to Olive shareholders and Red in connection with the Combination.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present. If, in the future, Orange determines that intangible assets or goodwill are impaired, an impairment charge would be recorded at that time.

The accounting for the Combination Transactions reflected in the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is based on preliminary estimates using assumptions that CCE management believes are reasonable utilizing information currently available. The final accounting for the Combination Transactions will be based in part on detailed valuation studies that have not yet been completed. Differences between preliminary estimates in the unaudited pro forma condensed combined financial information and the final accounting for the Combination Transactions will occur and could have a material impact on the pro forma financial statements and Orange’s future results of operations and financial position. We expect to complete the final purchase price allocation no later than twelve months following the Completion.

CERTAIN U.K. TAX CONSEQUENCES OF THE COMBINATION

The following is a general discussion of certain U.K. tax consequences of the Combination and the Merger to U.S. Holders, and of the subsequent ownership and disposition of the Orange Shares to be issued to such U.S. Holders in the Merger.

This discussion is based on U.K. tax law and what is understood to be the practice of HMRC, all as in effect on the date hereof, and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. This discussion does not purport to be a complete analysis of all potential U.K. tax considerations that may apply to a U.S. Holder. In addition, this discussion neither addresses all aspects of U.K. tax law that may be relevant to particular U.S. Holders nor takes into account the individual facts and circumstances of any particular U.S. Holder and, accordingly, is not intended to be, and should not be construed as, tax advice. Holders should consult their own tax advisors regarding any such consequences in light of their particular circumstances. For the avoidance of doubt, for the purposes of this discussion and the summaries thereof contained elsewhere in this proxy statement/prospectus, “U.S. Holder” (as defined below) excludes owners of CCE Common Stock (and, after the Merger, Orange Shares) who (i) are resident for tax purposes in the U.K., (ii) have in the past five years been resident or ordinarily resident for tax purposes in the U.K., and/or (iii) carry on a trade, profession or vocation in the U.K.

THIS DISCUSSION DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.K. TAX CONSEQUENCES OF THE COMBINATION TRANSACTIONS AND THE OWNERSHIP AND DISPOSITION OF ORANGE SHARES. CCE SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE COMBINATION TRANSACTIONS AND OF THE OWNERSHIP AND DISPOSITION OF ORANGE SHARES.

U.K. Tax Consequences of the Combination Transactions for U.S. Holders

There should be no U.K. direct tax consequences of the Combination Transactions for U.S. Holders. Based on clearance obtained from HMRC, no U.K. stamp duty or SDRT should be payable in relation to the issuance of Orange Shares to DTC in the Merger. This is on the basis of HMRC’s confirmation, in a formal clearance to Orange as well as in its published guidance and in practice, that, as a result of the outcome of litigation which held, inter alia, the charge to SDRT on issuances of U.K. shares into clearance services of 1.5% of the issue price to be incompatible with EU law, HMRC will no longer seek to apply such charge on issuances of U.K. shares into clearance services.

U.K. Tax Consequences of the Ownership and Disposition of Orange Shares for U.S. Holders

Distributions on Orange Shares

No U.K. tax is required to be withheld from cash distributions on Orange Shares paid to U.S. Holders. In addition, U.S. Holders will not be subject to U.K. tax in respect of their receipt of cash distributions on their Orange Shares.

Sale, Exchange, Redemption or Other Dispositions of Orange Shares

U.S. Holders will not be subject to U.K. tax on capital gains in respect of any gain realized by such U.S. Holders on a sale, exchange, redemption or other disposition of their Orange Shares.

While Orange Shares are held within the DTC clearance system, and provided that DTC satisfies various conditions specified in U.K. legislation, electronic book-entry transfers of such Orange Shares should not be subject to U.K. stamp duty, and agreements to transfer such shares should not be subject to SDRT. The parties have obtained confirmation of this position by way of formal clearance by HMRC. Likewise, transfers of, or agreements to transfer, such Orange Shares from the DTC clearance system into another clearance system (or into a depositary receipt system) should not, provided that the other clearance system or depositary receipt system satisfies various conditions specified in U.K. legislation, be subject to U.K. stamp duty or SDRT.

In the event that Orange Shares have left the DTC clearance system, other than into another clearance system or depositary receipt system, any subsequent transfer of, or agreement to transfer, such Orange Shares may, subject to any available exemption or relief, be subject to U.K. stamp duty or SDRT at a rate of 0.5% of the consideration for such transfer or agreement. Any such U.K. stamp duty or SDRT will generally be payable by the transferee and must be paid (and any relevant transfer document stamped by HMRC) before the transfer can be registered in the books of Orange. In the event that Orange Shares that have left the DTC clearance system, other than into another clearance system or depositary receipt system, are subsequently transferred back into a clearance system or depositary receipt system, such transfer or agreement may, subject to any available exemption or relief, be subject to U.K. stamp duty or SDRT at a rate of 1.5% of the consideration for such transfer (or, where there is no such consideration, 1.5% of the value of such Orange Shares).

CERTAIN U.S. TAX CONSEQUENCES OF THE COMBINATION

The following is a general discussion of the material U.S. federal income tax consequences of the Combination Transactions to CCE and Orange and the material U.S. federal income tax consequences of the Merger to U.S. Holders and Non-U.S. Holders (each as defined below) of CCE Common Stock and the subsequent ownership and disposition of Orange Shares received by such holders in the Merger.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, judicial decisions, and the United Kingdom-United States Tax Treaty (the “Tax Treaty”), all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Merger and the Combination Transactions or as a result of the ownership and disposition of Orange Shares. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances. No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Merger, the Combination Transactions or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders and Non-U.S. Holders that hold CCE Common Stock, and, after the closing of the Merger, Orange Shares, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•	banks or other financial institutions, underwriters, or insurance companies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	real estate investment trusts and regulated investment companies;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	expatriates or former long-term residents of the United States;

•	partnerships or other pass-through entities or investors in such entities;

•	dealers or traders in securities, commodities or currencies;

•	grantor trusts;

•	persons subject to the alternative minimum tax;

•	U.S. persons whose “functional currency” is not the U.S. Dollar;

•	persons who received CCE Common Stock shares through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•	persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding CCE Common Stock, or, after the Merger, the outstanding Orange Shares; or

•	holders holding CCE Common Stock, or, after the Merger, Orange Shares, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of CCE Common Stock, and, after the Merger, Orange Shares received in the Merger, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, a Non-U.S. Holder means a beneficial owner of CCE Common Stock, and, after the Merger, Orange Shares received in the Merger, that is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds CCE Common Stock, and, after the closing of the Merger, Orange Shares received in the Merger, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors with regard to the U.S. federal income tax consequences of the Merger and the subsequent ownership and disposition of Orange Shares received in the Merger.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE COMBINATION. CCE SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE COMBINATION TRANSACTIONS, INCLUDING THE MERGER, AND OF THE OWNERSHIP AND DISPOSITION OF ORANGE SHARES AFTER THE COMBINATION TRANSACTIONS, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

The discussion below constitutes the opinion of Sutherland Asbill & Brennan LLP, counsel to CCE, as to the material U.S. federal income tax consequences of the Merger to U.S. Holders and Non-U.S. Holders of CCE Common Stock and of the ownership and disposition of Orange Shares received by such holders in the Merger, in each case subject to the limitations, exceptions, beliefs, assumptions, and qualifications described herein.

U.S. Federal Income Tax Consequences of the Merger and the Combination Transactions to CCE and Orange

U.S. Federal Income Tax Consequences of the Merger to CCE

CCE should not recognize any gain or loss as a result of the closing of the Merger. However, the U.S. affiliates of Orange will continue to be subject to U.S. tax after the Merger.

U.S. Federal Withholding Tax Consequences of the Merger to Orange

As discussed below, under current law Orange should be treated as a non-U.S. corporation for U.S. federal income tax purposes. If, as described below, the Merger qualifies as a reorganization under section 368(a) of the Code and section 367(a) of the Code does not apply, then Orange should be treated as receiving a distribution from US HoldCo immediately prior to the Merger. This deemed distribution should be treated as a taxable dividend to Orange to the extent of US HoldCo’s current and accumulated earnings and profits for the year of the deemed distribution (which should include the accumulated earnings and profits of CCE from such year and years prior to the year of the deemed distribution) and should be subject to U.S. withholding tax (at a rate of 5%) in accordance with the Tax Treaty. The amount of US HoldCo’s and CCE’s current and accumulated earnings and profits for the year of the deemed distribution (which is expected to be the 2016 calendar year) is uncertain, but could be substantial. Notwithstanding the foregoing, if it is determined that section 367(a) of the Code applies because the U.S. shareholders gain amount exceeds the Orange income amount (as those terms are defined below), the deemed distribution and U.S. withholding tax rules would not apply to Orange.

Tax Residence of Orange for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation generally will be considered to be a tax resident for U.S. federal income tax purposes in its country of organization or incorporation. Accordingly, under generally applicable U.S. federal income tax rules, Orange, which is incorporated under the laws of England and Wales, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code, however, contains rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are, however, complex and there is limited guidance as to their application.

Under section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation (including through the direct or indirect acquisition of all of the outstanding shares of the U.S. corporation); (ii) after the acquisition, the non-U.S. corporation’s “expanded affiliated group” does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities (as determined under the Treasury Regulations); and (iii) after the acquisition, the former stockholders of the U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares of the U.S. corporation (which includes the receipt of the non-U.S. corporation’s shares in the acquisition) (as determined for purposes of section 7874 of the Code), which requirement is referred to in this proxy statement/prospectus as the “Ownership Test.”

For purposes of section 7874 of the Code, Orange will acquire indirectly all of the assets of CCE through the Merger, and Orange, including its expanded affiliated group, may not have substantial business activities in the United Kingdom within the meaning of section 7874 of the Code upon the Completion. As a result, the application of section 7874 of the Code to the Combination Transactions should depend on the satisfaction of the Ownership Test.

As mentioned above, for purposes of the Ownership Test, with respect to the Combination Transactions, the Section 7874 Percentage is the percentage (by vote or value) of the Orange Shares considered held (for purposes of section 7874 of the Code) by former CCE Shareholders immediately after the Combination Transactions by reason of holding CCE Common Stock.

Ownership for purposes of section 7874 of the Code is subject to various adjustments under the Code and the U.S. Treasury Regulations promulgated thereunder, and there is limited guidance regarding section 7874 of the Code, including with respect to the application of the Ownership Test and, as such, determining the Section 7874 Percentage is complex and is subject to factual and legal uncertainties. For example, the U.S. Treasury recently announced that it intends to issue U.S. Treasury Regulations that would disregard, for purposes of determining the Section 7874 Percentage, certain non-ordinary course distributions made by CCE during the 36 months preceding the Completion, including any transfer of cash to CCE Shareholders in connection with the Combination Transactions to the extent such cash is directly or indirectly provided by CCE. The U.S. Treasury also recently announced that it intends to issue U.S. Treasury Regulations that could disregard, for purposes of determining the Section 7874 Percentage, certain Orange Shares held by Red or Olive HoldCo if the Section 7874 Percentage equals or exceeds 60%. Such U.S. Treasury Regulations have not yet been issued and their scope and precise effect are unclear, but they would likely have the effect of increasing the Section 7874 Percentage. In addition, although it is anticipated that the Section 7874 Percentage should be less than 60%, in the event that the Section 7874 Percentage equals or exceeds 60% prior to the application of the rules that could disregard certain Orange Shares held by Red or Olive HoldCo, these U.S. Treasury Regulations could, and would be expected to, increase the Section 7874 Percentage to 80% or greater and, in such a case, Orange would be treated as a U.S. corporation for U.S. federal income tax purposes.

Based on the rules for determining share ownership under section 7874 of the Code and the Treasury Regulations promulgated thereunder, and certain factual assumptions, after the Merger, the Section 7874 Percentage should be less than 60% and Orange should therefore be treated as a non-U.S. corporation for U.S. federal income tax purposes. However, whether the Ownership Test has been satisfied must be finally determined after the Completion, by which time there could be adverse changes to the relevant facts and circumstances. The obligation of CCE to close the Merger is conditioned upon, among other things, receipt of an opinion from its tax counsel, based upon certain facts, representations and assumptions set forth in such opinion, and dated the date the Merger is closed, to the effect that Orange should not be treated as a U.S. corporation for U.S. federal income tax purposes. However, there can be no assurance that the IRS will agree with the position that Orange should not be treated as a U.S. corporation for U.S. federal income tax purposes.

Any changes to the rules in section 7874 of the Code or the Treasury Regulations promulgated thereunder, or other changes in law, which could be made retroactively effective, could adversely affect Orange’s status as a non-U.S. corporation for U.S. federal income tax purposes, possibly with retroactive effect. Thus, there can be no assurance that the IRS will agree with the position that Orange should be treated as a non-U.S. corporation for U.S. federal income tax purposes following the Combination Transactions.

If Orange were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to liability for substantial U.S. income taxes. The remainder of this discussion assumes that Orange will not be treated as a U.S. corporation for U.S. federal income tax purposes under section 7874 of the Code.

Utilization of CCE’s (and its U.S. Affiliates’) Tax Attributes and Ability to Restructure

Following the acquisition of a U.S. corporation by a non-U.S. corporation, section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions. Specifically, if (i) the non-U.S. corporation acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by the U.S. corporation (including through the direct or indirect acquisition of all of the outstanding shares of the U.S. corporation), (ii) after the acquisition, the non-U.S. corporation’s “expanded affiliated group” does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities (as determined under the Treasury Regulations), and (iii) after the acquisition, the Section 7874 Percentage is at least 60% (but less than 80%), then the taxable income of the U.S. corporation (and any U.S. person related to the U.S. corporation) for any given year, within a period beginning on the first date the U.S. corporation’s properties were acquired and ending 10 years after the last date the U.S. corporation’s properties were acquired, will be no less than that person’s “inversion gain” for that taxable year. A person’s inversion gain includes gain from the transfer of shares or any other property (other than property held for sale to customers) and income from the license of any property that is either transferred or licensed as part of the acquisition or after the acquisition to a non-U.S. related person. In addition, the IRS has announced that it will promulgate new rules, which, in that situation, may broaden the definition of “inversion gain” and may limit the ability to restructure the non-U.S. members of the U.S. corporation’s tax group or access cash earned in the U.S. corporation’s non-U.S. subsidiaries.

Based on the rules for determining share ownership under section 7874 of the Code and the Treasury Regulations promulgated thereunder, and certain factual assumptions, it is anticipated that the Section 7874 Percentage should be less than 60%. As a result, U.S. members of the Orange group are not expected to be subjected to the limitations under section 7874 of the Code on the utilization of certain U.S. tax attributes. In the event that Orange is treated as a U.S. corporation for U.S. federal income tax purposes, the limitations under section 7874 of the Code with respect to the utilization of certain U.S. tax attributes would not apply to the U.S. members of the Orange group. The obligation of CCE to close the Merger is conditioned upon, among other things, receipt of an opinion from its tax counsel, based upon certain facts, representations and assumptions set forth in such opinion, and dated the date the Merger is closed, to the effect that Orange should not be subject to such limitations. However, there can be no assurance that the IRS will agree with the position that the Section 7874 Percentage is less than 60%.

U.S. Federal Income Tax Consequences of the Merger to CCE Shareholders

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

The Merger will qualify as a “reorganization” within the meaning of section 368(a) of the Code. However, as discussed above, it is expected that Orange should be respected as a non-U.S. corporation for U.S. federal income tax purposes. In such event, notwithstanding the fact that the Merger will qualify as a reorganization, it is expected that special rules contained in section 367(a) of the Code and the Treasury Regulations promulgated thereunder will require that U.S. Holders exchanging CCE Common Stock for Orange Shares in the Merger recognize gain, if any, but not loss on such exchange. The amount of gain recognized will equal the excess, if any, of the sum of the fair market value of the Stock Consideration and the amount of Cash Consideration received in the Merger over the U.S. Holder’s adjusted tax basis in the CCE Common Stock exchanged therefor. Any such gain will be capital gain, and will be long-term capital gain if the U.S. Holder’s holding period in its CCE Common Stock is more than one year on the closing date of the Merger.

A U.S. Holder’s adjusted tax basis in the Orange Shares received will be equal to the adjusted tax basis of the shares of CCE Common Stock exchanged therefor, as increased by the amount of any gain recognized and decreased by the amount of Cash Consideration received by such U.S. Holder. A U.S. Holder’s holding period for the Orange Shares will include the holding period for the shares of CCE Common Stock surrendered in exchange therefor.

While it is expected that U.S. Holders of CCE Common Stock will recognize the full amount of any gain (but not loss); under section 367(a) of the Code, for the reasons discussed below, this tax treatment cannot be determined with certainty until after the closing date of the Merger. An exception promulgated in the Treasury Regulations provides that if certain specified conditions (discussed in detail below) are satisfied, section 367(a) of the Code generally will not apply to a reorganization in which a U.S. subsidiary of a non-U.S. corporation purchases stock of the non-U.S. corporation and uses the purchased stock to acquire another corporation from such corporation’s shareholders. Pursuant to the Merger Agreement and the overall plan of reorganization, for U.S. federal income tax purposes, (i) US HoldCo, a U.S. corporation, should be treated as acquiring Orange Shares from Orange, a non-U.S. corporation, in exchange for property, and (ii) such Orange Shares should be treated as used by US HoldCo to acquire CCE in the Merger, which is the structure described in the preceding sentence. Accordingly, if the conditions discussed below are satisfied, section 367(a) of the Code will not apply. If Section 367(a) does not apply, the U.S. Holders of CCE Common Stock will recognize gain, but only to the extent of the amount of Cash Consideration received in the Merger, and will not recognize any loss on the Merger.

Under the applicable Treasury Regulations and public pronouncements by the IRS, under specified circumstances, the acquisition of the Orange Shares by US HoldCo in exchange for property is treated as a deemed distribution by US HoldCo to Orange (referenced herein as the “deemed distribution”) in an amount equal to the fair market value of such property. The deemed distribution is subject to section 301 of the Code. The specified conditions referenced above are satisfied if, as a factual and legal matter: (1) a portion of the deemed distribution to Orange would be treated as a dividend under section 301(c)(1) of the Code (which is determined based on the current and accumulated earnings and profits of US HoldCo (as determined for U.S. federal income tax purposes, and including the earnings and profits of CCE)), (2) Orange is subject to U.S. withholding tax on such amount, and (3) the sum of (a) the portion of the deemed distribution to Orange that is treated as a dividend and (b) the portion of the deemed distribution that is treated as gain under section 301(c)(3) of the Code that is subject to U.S. federal income tax in the hands in Orange (such sum referenced herein as the “Orange income amount”), exceeds the aggregate built-in gain (generally, fair market value minus adjusted tax basis) in the CCE Common Stock surrendered by all U.S. Holders in the Merger (such built-in gain is referenced herein as the “U.S. shareholders gain amount”). If the above conditions are satisfied, then Section 367(a) will not apply, and U.S. Holders will recognize any gain, but only to the extent of the amount of Cash Consideration received in the Merger, and will not recognize any loss. On the other hand, as noted above, if, instead, the U.S. shareholders gain amount is equal to or exceeds the Orange amount, the deemed distribution rule of the applicable Treasury Regulations and public pronouncements by the IRS will not be applicable to Orange, and then U.S. Holders will be subject to section 367(a) of the Code as described above and recognize their full amount of gain (if any), but not loss on such exchange.

For purposes of determining the Orange income amount, the amount of US HoldCo’s applicable earnings and profits (which should include the accumulated earnings and profits of CCE that carry over to US HoldCo as a result of the Merger) for the taxable year that includes the Merger (which is expected to be the 2016 calendar year) will depend on overall business conditions and the overall tax position of US HoldCo and CCE for that taxable year. Such earnings and profits, if any, will take into account, among other things, taxable operating income and loss as well as taxable non-operating income and loss (including dispositions outside the ordinary course of business and extra-ordinary items), subject to certain adjustments, and cannot be determined until the end of the taxable year in which the Merger is completed. If US HoldCo has positive applicable earnings and profits, and if the Orange income amount exceeds the U.S. shareholders gain amount, Orange will be subject to U.S. withholding on the deemed dividend received from US HoldCo.

It is uncertain whether the Orange income amount will exceed the U.S. shareholders gain amount, because neither the Orange income amount nor the U.S. shareholders gain amount can be known with certainty until after the closing date of the Merger. The U.S. shareholders gain amount will depend on the trading price of CCE Common Stock and the tax basis of such stock at the time of the Merger, neither of which can be predicted with certainty. In particular, increases in the CCE Common Stock share price prior to the Merger would increase the U.S. shareholders gain amount and make it more likely that U.S. Holders of CCE Common Stock will be required to recognize the full amount of any gain (but not loss) on the Merger. Similarly decreases in the CCE Common Stock share price make it more likely that U.S. Holders will recognize gain (but not loss) only to the extent of the amount of Cash Consideration received in the Merger. Moreover, because CCE is a public company, information as to the tax basis of the CCE Common Stock will not be determinable with certainty or obtainable from all U.S. Holders and is subject to change based on trading activity in the shares. Following the Completion, Orange will undertake a study to estimate the tax basis of the CCE Common Stock at the time of the Merger in order to assist in evaluating the tax treatment of the Merger to U.S. Holders of CCE Common Stock. The methodology used to determine the U.S. shareholders gain amount or the amount of gain so determined may be challenged by the IRS, and if the IRS were to make such a challenge, there is no assurance that a court would not agree with the IRS.

While available facts and current projections by CCE indicate that the U.S. shareholders gain amount should exceed the Orange income amount, this comparison cannot be made conclusively until the Merger is completed. Following the Completion, Orange intends to notify CCE Shareholders via one or more website announcements regarding the tax consequences of the Merger to U.S. Holders. These announcements will be updated once actual year-end information becomes available.

U.S. Holders should consult their tax advisors as to the particular consequences to them of the exchange of CCE Common Stock for Orange Shares and Cash Consideration pursuant to the Merger. The remainder of this discussion assumes that the Merger will qualify as a reorganization and that Orange will be considered a non-U.S. corporation.

U.S. Federal Income Tax Consequences of the Merger to Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized in the Merger unless:

•	the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	such Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year in which the Merger occurs, and certain other requirements are met.

Unless an applicable treaty provides otherwise, any recognized gain described in the first bullet point above generally will be subject to U.S. federal income tax in the same manner as gain of a U.S. Holder, as described under “–U.S. Federal Income Tax Consequences of the Merger to U.S. Holders” above. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Recognized gain described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses of the Non-U.S. Holder, provided that the holder has timely filed U.S. federal income tax returns with respect to such losses.

U.S. Federal Income Tax Consequences to U.S. Holders of the Ownership and Disposition of Orange Shares

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of Orange Shares to CCE Shareholders who receive such Orange Shares pursuant to the Merger.

Distributions on Orange Shares

The gross amount of any distribution on Orange Shares that is made out of Orange’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code. Distributions in excess of Orange’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its Orange Shares, and thereafter as capital gain, as described below under “–Sale, Exchange, Redemption or Other Taxable Disposition of Orange Shares.”

Dividends paid in currencies other than the U.S. Dollar, if any, will generally be taxable to a U.S. Holder as ordinary dividend income in an amount equal to the U.S. Dollar value of the currency received on the date such distribution is actually or constructively received. Such U.S. Dollar value must be determined using the spot rate of exchange on such date, regardless of whether the non-U.S. currency is actually converted into U.S. Dollars on such date. The U.S. Holder may realize exchange gain or loss if the currency received is converted into U.S. Dollars after the date on which it is actually or constructively received. Any such gain or loss will be ordinary and will be treated as from sources within the United State for U.S. foreign tax credit purposes.

Dividends received by non-corporate U.S. Holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which is determined by the U.S. Treasury to be satisfactory for purposes of these rules and which includes an exchange of information provision. The U.S. Treasury has determined that the Tax Treaty meets these requirements, and it is expected that Orange will be eligible for the benefits of the Tax Treaty. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the New York Stock Exchange (which the Orange Shares are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that the Orange Shares will be considered readily tradable on an established securities market in future years. Orange will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company, or “PFIC,” for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “–Passive Foreign Investment Company Status.”

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by Orange may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Orange Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. However, it is possible that Orange is, or at some future time will be, at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source income) for U.S. foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of any dividends paid by Orange as U.S. source income. Treatment of the dividends as U.S. source income in whole or in part may limit a U.S. Holder’s ability to claim a foreign tax credit with respect to foreign taxes payable or deemed payable in respect of the dividends paid by Orange or on other items of foreign source, passive income for U.S. federal foreign tax credit limitation purposes. The rules governing the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Orange Shares

Subject to the discussion below under “–Passive Foreign Investment Company Status,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of Orange Shares in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Orange Shares generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of Orange Shares generally will be treated as U.S. source gain or loss.

Passive Foreign Investment Company Status

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if Orange is treated as a PFIC for any taxable year during which such U.S. Holder holds Orange Shares. A

non-U.S. corporation, such as Orange, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules, either (i) 75% or more of its gross income for such year is “passive income” (as defined in the relevant provisions of the Code) or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Orange is not currently expected to be treated as a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and, thus, is subject to change.

If Orange were to be treated as a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its Orange Shares, gain realized on any sale or exchange of such Orange Shares and certain distributions received with respect to such shares could be subject to additional U.S. federal income taxes, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. In addition, dividends received with respect to Orange Shares would not constitute qualified dividend income eligible for preferential tax rates if Orange is treated as a PFIC for the taxable year of the distribution or for its preceding taxable year. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their investment in the Orange Shares.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of Orange Shares

In general, a Non-U.S. Holder of Orange Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “–Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on Orange Shares or any gain recognized on a sale or other disposition of Orange Shares (including any distribution to the extent it exceeds the adjusted basis in the Non-U.S. Holder’s Orange Shares) unless:

•	the dividend or gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	in the case of gain only, such Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to the Cash Consideration received by U.S. Holders in the Merger, dividends received by U.S. Holders of Orange Shares, and the proceeds received on the disposition of Orange Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 28%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to Orange Shares, subject to certain exceptions (including an exception for Orange Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Orange Shares. Such U.S. Holders should consult their tax advisors regarding information reporting requirements relating to their ownership of Orange Shares.

The Cash Consideration received by a Non-U.S. Holder in the Merger, dividends paid with respect to Orange Shares and proceeds from the sale or other disposition of Orange shares received in the United States or through certain U.S.-related financial intermediaries by a Non-U.S. Holder, may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

LISTING OF ORANGE SHARES

Orange Shares are currently not traded or quoted on a stock exchange or quotation system. Prior to the Completion, Orange will be converted into a public limited company and be renamed Coca-Cola European Partners plc. CCE and Orange expect that following the Merger, Orange Shares will be listed on the NYSE, the ASE and the Official List, and admitted to trading on the ASE and Euronext London pursuant to a standard listing, in each case under the symbol “CCE.” In addition, listing on the Spanish Stock Exchanges for trading through the AQS is being pursued. As discussed elsewhere in this proxy statement/prospectus, the NYSE approval of the listing of Orange Shares and the admission to trading and listing on the ASE and to trading on Euronext London are all conditions to the Completion under the Master Agreement. See “The Merger Agreement–Conditions to Closing of the Merger” in this proxy statement/prospectus.

DELISTING AND DEREGISTRATION OF CCE COMMON STOCK

As promptly as practicable following the Completion, Orange will cause the CCE Common Stock to be delisted from the NYSE and deregistered under the Exchange Act. Following the completion of such deregistration, CCE will no longer be required to file reports with the SEC. CCE Common Stock, which is also currently listed on Euronext Paris, will be delisted automatically upon the Completion, unless CCE takes action to delist such shares prior to that date.

THE BUSINESS OF CCE

CCE is the leading western European marketer, producer, and distributor of non-alcoholic ready-to-drink beverages and one of the world’s largest independent Coca-Cola bottlers. CCE is the sole licensed bottler for products of TCCC in Belgium, continental France, Great Britain, Luxembourg, Monaco, the Netherlands, Norway, and Sweden. CCE operates with a local focus, had, as of December 31, 2015, approximately 11,500 employees and has 17 manufacturing sites across Europe, where the company manufactures nearly 90% of its products in the markets in which they are consumed.

CCE was incorporated in Delaware in 2010 and is a publicly traded company listed on the NYSE and Euronext Paris.

The principal executive offices of CCE are located at 2500 Windy Ridge Parkway, 14th Floor, Atlanta, Georgia 30339, and its telephone number at that address is (678) 260-3000.

Additional information about CCE is included in documents incorporated by reference into this document. See “Where You Can Find More Information” in this proxy statement/prospectus.

THE BUSINESS OF OLIVE

Introduction

•	Produces, markets and distributes non-alcoholic beverages.

•	Serves a market of approximately 135 million consumers, which includes 78 million tourists, throughout Spain, Portugal and Andorra.

•	Employed approximately 4,600 people as of December 31, 2015.

•	Generated €2,920 million in revenues during 2015.

Olive was incorporated in October 2012 under the name Ibérica de Bebidas no Alcohólicas, S.A., and in March 2013 changed its name to Coca-Cola Iberian Partners, S.A. Olive is a Spanish company with a registered office at Paseo de la Castellana, 259-C (Torre de Cristal), Floor 9, 28046, Madrid and Spanish tax identification number A-86,561,412, and its telephone number is (34) 913348529. In June 2013, as a result of the integration of eight existing beverage businesses in the Iberian region, Olive commenced operations as a combined business. On November 11, 2015, pursuant to the Olive Framework Agreement, Olive and the remaining companies comprising Olive were contributed to Olive HoldCo, which is now the holding company of Olive and owns 100% of the share capital of Olive. Since December 29, 2015, Olive’s name is Coca-Cola Iberian Partners, S.A.U. In this description, “Olive” refers to Olive and its subsidiaries, taken as a whole, unless the context indicates otherwise. For the avoidance of doubt, Olive does not include Olive HoldCo.

Olive has bottling rights within its territories for various beverage brands, including products with the name “Coca-Cola.” Olive operates in its territories principally under product bottling and distribution agreements (“bottling and distribution agreements”). For all products, the bottling rights include stated expiration dates.

Relationship with TCCC

Olive is TCCC’s strategic bottling partner in Spain, Portugal and Andorra. Olive operates in its territories under product bottling and distribution agreements with TCCC.

Territories

Olive’s bottling territories consist of Spain, Portugal and Andorra. The aggregate population of these territories was approximately 57 million at December 31, 2015, and in 2015 Olive also served 78 million tourists, which leads to a total market of approximately 135 million consumers.

Product Bottling and Distribution Agreements with TCCC

As used throughout this section, the term “sparkling” beverage means non-alcoholic ready-to-drink beverages with carbonation, including, waters, and flavored waters with carbonation. The term “still” beverage means non-alcoholic beverages without carbonation, including energy drinks, waters and flavored waters without carbonation, juice and juice drinks, teas, coffees, and sports drinks. The term “Coca-Cola trademark” refers to sparkling beverages bearing the trademark “Coca-Cola” or “Coke” brand name. The term “allied beverages” refers to sparkling beverages of TCCC or its subsidiaries other than Coca-Cola trademark beverages. The term “pre-mix” refers to ready-to-serve beverages which are sold in tanks or kegs, and the term “post-mix” refers to fountain syrup.

Olive produces, markets and distributes TCCC’s products in its territories under product bottling and distribution agreements with TCCC and The Coca-Cola Export Corporation, a Delaware subsidiary of TCCC.

Exclusivity. With certain minor exceptions, Olive has the exclusive rights granted by TCCC in its territories to produce, bottle and sell the beverages covered by the relevant product bottling and distribution agreements in containers authorized for use by TCCC (including pre- and post-mix containers). The covered beverages include

Coca-Cola trademark beverages, allied beverages, still beverages and certain other beverages specific to the European market. TCCC has retained the right, under certain limited circumstances, to produce and sell, or authorize third parties to produce and sell, the beverages that are the subject of the product bottling and distribution agreements.

Olive is prohibited from selling covered beverages outside its territories, or to anyone intending to resell the beverages outside its territories, without the consent of TCCC, except for sales arising out of an unsolicited order from a customer in another member state of the European Economic Area (the “EEA”) or for export to another such member state. The product bottling and distribution agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of Olive’s territories and, in such instances, Olive agrees to collaborate with TCCC to provide sales and distribution to such customers.

Pricing. The product bottling and distribution agreements provide that sales by TCCC of concentrate, syrups, juices, mineral waters, finished goods, and other goods to Olive are at prices that are set from time to time by TCCC at its sole discretion. These agreements provide TCCC with the ability, in its sole discretion, to establish its sales prices, terms of payment, and other terms and conditions for Olive’s purchases of concentrates, syrups, juices, finished goods and other goods from TCCC.

Concentrate prices follow an incidence-based concentrate pricing model that generally tracks Olive’s annual net sales per case growth.

Term and Termination. The product bottling and distribution agreements of Olive have 10-year terms, extending through February 21, 2023. Any extension to the term must be expressly agreed in writing by the parties, there being no tacit or automatic extension of the term.

TCCC has the right to terminate the product bottling and distribution agreements before the expiration of the stated term upon the insolvency, bankruptcy (in both cases, which are not stayed or dismissed within 120 days), nationalization, or similar condition of Olive. The product bottling and distribution agreements may be terminated by either party upon the occurrence of a default that is not remedied within 60 days of the receipt of a written notice of default, or in the event that foreign currency exchange to remit abroad payment of import of the concentrate or ingredients or material necessary for the manufacture of the concentrate, the syrup or the beverage is unavailable or local laws prevent performance. They also terminate automatically, after a certain lapse of time, if Olive refuses to pay a concentrate base price increase.

Olive has never had a product bottling and distribution agreement with TCCC terminated due to nonperformance of the agreement terms or due to a decision by TCCC to not renew an agreement at the expiration of a term.

Agreements with other Licensors

Burn. Olive produces and sells Burn beverages in Spain, Portugal and Andorra under a product bottling and distribution agreement with an affiliate of Monster Beverage Corporation.

Nestea. Olive produces and sells Nestea beverages in Spain, Portugal and Andorra under product bottling and distribution agreements with an affiliate of Beverage Partners Worldwide SA.

Monster. Olive sells Monster beverages in Spain, Portugal and Andorra under a distribution agreement with an affiliate of Monster Beverage Corporation.

Products, Packaging, and Distribution

Olive derives its revenues from producing, selling and distributing non-alcoholic beverages. Olive produces approximately 99.8% of the finished product it sells from concentrates and syrups that it buys. The remainder of the products Olive sells are purchased in finished form.

Olive’s top five brands by volume (and the brand category that each of them belongs to) are:

BRAND	BRAND CATEGORY
Coca-Cola	Coca-Cola Trademark
Coca-Cola Zero	Coca-Cola Trademark
Fanta Naranja	Sparkling flavors
Aquabona	Water
Coca-Cola Light	Coca-Cola Trademark

During 2015, 2014 and 2013, sales of certain major brand categories, represented more than 10% of Olive’s total revenues in Spain, Portugal and Andorra. The following table summarizes the percentage of total revenues contributed by these major brand categories for the periods presented (rounded to the nearest 0.1%):

	2015 (%)	2014 (%)	2013 (%)
Spain and Andorra
Coca-Cola trademark	64.4	66.0	66.5
Sparkling flavors	15.7	15.9	16.0
Portugal
Coca-Cola trademark	77.8	79.3	79.2

Olive’s products are available in a variety of package types and sizes (single-serve and multi-serve), including, but not limited to, aluminum and steel cans, glass, PET (plastic resin) and aluminum bottles, pouches, and bag-in-box for fountain use.

Although in some of Olive’s territories Olive sells its products to wholesalers, Olive’s products are principally sold to retailers; in certain cases, products are delivered to its customers’ central warehouses.

For additional information about Olive’s various brands and packages, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Olive” in this proxy statement/prospectus.

Seasonality

The seasonality of Olive’s business is due to higher sales of Olive’s products during the second and third calendar quarters.

Large Customers

No single customer accounted for 10% or more of Olive’s total revenues in 2015, 2014 or 2013.

Advertising and Marketing

Olive relies extensively on advertising and sales promotions in marketing products produced by Olive. TCCC and other licensors that supply concentrates, syrups, and finished products to Olive advertise in all major media to promote their trademarks in the local areas Olive serves. Olive also benefits from regional, local, and global advertising programs conducted by TCCC and other brand owners. Certain of the advertising expenditures by TCCC and other brand owners are made pursuant to annual arrangements.

Olive and TCCC engage in a variety of marketing programs to promote the sale of TCCC branded products produced by Olive for territories in which Olive operates. According to the product bottling and distribution agreement, TCCC may agree from time to time to contribute financially to Olive’s marketing programs. Under the “Annual Marketing Plan” Olive and TCCC agree, from time to time, guidelines for the commitment and distribution of expenditure on advertising of TCCC branded products in the local areas Olive serves. The amounts to be paid by Olive and Red under the marketing programs are determined annually and are periodically reassessed as the programs progress. While under the Annual Marketing Plan such marketing expenses are generally borne equally by each of Olive and TCCC except in certain limited circumstances, TCCC has no specified contractual obligation to participate in expenditures for advertising, marketing, and other support in Olive’s territories.

Olive has similar marketing agreements with Monster for the advertising and promotion of Burn and Monster beverages.

Competition

The market for non-alcoholic beverages is highly competitive. Olive faces competitors that differ within individual categories in its territories. Moreover, competition exists not only within the non-alcoholic beverage market, but also between the non-alcoholic and alcoholic markets.

The most important competitive factors impacting Olive’s business include advertising and marketing, brand image, product offerings that meet consumer preferences and trends, new product and package innovations, pricing, and cost inputs. Other competitive factors include supply chain (procurement, manufacturing, and distribution) and sales methods, merchandising productivity, customer service, trade and community relationships, and the management of sales and promotional activities. Management of cold-drink equipment, including coolers and vending machines, is also a competitive factor.

Olive’s competitors include the local bottlers and distributors of competing products and manufacturers and distributors of private-label products. For example, in Spain and Andorra, Olive competes with bottlers and distributors of products of PepsiCo, Inc., Nestlé S.A., Groupe Danone S.A., Pascual and other private-label products. In Portugal, Olive competes with bottlers and distributors of products of Sumol+Compal S.A., Unilever Jerónimo Martins, Lda., Orangina Schweppes, and other private-label products. Private-label products against which Olive competes include those of certain of Olive’s customers.

Raw Materials and Other Supplies

Olive purchases concentrates and syrups from TCCC and other brand owners to produce products. Olive’s major raw materials, other than water and concentrate, are sugar and other sweeteners, carbon dioxide, juice concentrates, glass, labels, PET (plastic resin), closures, plastic crates, aluminum cans, aseptic packages and other packaging materials. Olive generally purchases its raw materials, other than concentrates and syrups, from multiple suppliers. The product bottling and distribution agreements require that all authorized containers, closures, cases, cartons and other packages, and labels for the products must be purchased from manufacturers approved by TCCC or the other licensors, as applicable.

The principal sweetener Olive uses is sugar derived from sugar beets, although small volumes are derived from sugar cane. Olive’s sugar purchases are made from multiple suppliers. Olive does not separately purchase low-calorie sweeteners because sweeteners for low-calorie beverage products are contained in the concentrates or syrups Olive purchases.

Olive produces most of its plastic (PET) bottle requirements within its production facilities using preforms that it self-manufactures. During the first half of 2016, Olive expects to begin purchasing preforms from a third-party supplier.

Olive does not use any materials or supplies that are currently in short supply, although the supply and price of specific materials or supplies are, at times, adversely affected by strikes, weather conditions, speculation, abnormally high demand, governmental controls, new taxes, national emergencies, natural disasters, price or supply fluctuations of their raw material components, and currency fluctuations.

Governmental Regulation

The production, distribution and sale of Olive’s products are subject to the laws and regulations of the countries in which Olive operates, which regulate the production, packaging, sale, safety, advertising, labeling, and ingredients of Olive’s products.

Packaging

The European Commission has a packaging and packing waste directive that has been incorporated into the national legislation of the EU member states in which Olive does business. The weight of packages collected and sent for recycling (inside or outside the EU) in the countries in which Olive operates must meet certain minimum targets, depending on the type of packaging. The legislation sets targets for the recovery and recycling of household, commercial, and industrial packaging waste and imposes substantial responsibilities on bottlers and retailers for implementation.

Beverages in Schools

Throughout Olive’s territories, different policies and self-regulation guidelines exist related to the presence of Olive’s products in schools. During 2015, sales in schools represented less than 0.5% of Olive’s total volume.

Environmental Regulations

Substantially all of Olive’s facilities are subject to laws and regulations dealing with above-ground and underground fuel storage tanks and the discharge of materials into the environment.

Olive’s beverage manufacturing operations do not use or generate a significant amount of toxic or hazardous substances. Olive believes its current practices and procedures for the control and disposition of such wastes comply with applicable laws in each of its territories.

Olive is subject to, and operates in accordance with, the provisions of the EU Directive on Waste Electrical and Electronic Equipment (the “WEEE Directive”). Under the WEEE Directive, companies that put electrical and electronic equipment (such as Olive’s cold-drink equipment) on the EU market are responsible for the costs of collection, treatment, recovery, and disposal of their own products.

Trade Regulation

As the exclusive producer and distributor of bottled and canned beverage products of TCCC owned trademarks and bottled and canned beverage products of other manufacturers within specified geographic territories, Olive is subject to antitrust laws of general applicability.

EU rules adopted by the European countries in which Olive does business preclude restriction of the free movement of goods among the member states. As a result, the product bottling and distribution agreements grant Olive exclusive bottling territories, subject to the exception that other EEA bottlers of Coca-Cola trademark beverages and allied beverages can, in response to unsolicited orders, sell such products in Olive’s territories (as Olive can in their territories).

Employees

Olive employed approximately 4,600 people as of December 31, 2015.

All of Olive’s employees are covered by collectively bargained labor agreements.

Legal Proceedings of Olive

Olive has experienced labor unrest at its facility in Fuenlabrada (Madrid) following an internal restructuring in January 2014 that involved the closure of four factories (including the facility in Fuenlabrada) and the collective dismissal of 840 workers. The unions representing the laid-off workers organized protests against Olive and lawsuits challenging the collective dismissal.

In connection with the Fuenlabrada labor dispute described above, the Fuenlabrada works council of one of the labor unions, accounting for a minority of Olive’s employees who were members of that union, filed a claim in Madrid against the Executive Director of Olive, Sol Daurella, and the General Manager of Olive, Victor Rufart, who will be the initial Chairman and Chief Integration Officer of Orange, respectively, alleging a criminal violation of workers’ rights under Spanish law as a result of serving customers in Madrid with products produced in facilities outside of Madrid.

While in December 2014 the public prosecutor issued a report stating that the allegations were insufficient to constitute an offense, proceedings are ongoing. For more information, see “Risk Factors” beginning on page 14 in this proxy statement/prospectus.

THE BUSINESS OF BLACK

Introduction

Black at a Glance

•	Markets, produces, and distributes non-alcoholic beverages.

•	Serves the German market of approximately 80 million consumers.

•	Employed approximately 9,500 people as of December 31, 2015.

•	Generated $2.4 billion in net sales and sold approximately 680 million unit cases during 2015.

Black is a German limited liability company (Gesellschaft mit beschränkter Haftung) with its principal place of business in Berlin, Germany, and is registered with the commercial register of the local court (Amtsgericht) of Berlin Charlottenburg, Germany. Black’s registered office is Stralauer Allee 4, 10245 Berlin, Germany and its telephone number is +49 (0)30 9204 01. Effective as of January 20, 2016, Black changed its legal form (Formwechsel) from a stock corporation (Aktiengesellschaft) into a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of Germany. Black is an indirect wholly owned subsidiary of The Coca-Cola Company, representing The Coca-Cola Company’s strategic bottling partner in Germany and Germany’s largest beverage company based on volume and revenue.

Territory

Black’s bottling territory is Germany, a country with a population of about 80 million people. Black generated $2.4 billion in net sales and sold approximately 680 million unit cases during 2015.

Bottling Agreements

Product Bottling and Distribution Agreement with TCCC

Black operates under a product bottling and distribution agreement with The Coca-Cola Company and The Coca-Cola Export Corporation, a Delaware subsidiary of The Coca-Cola Company. Black believes that the structure of this product bottling and distribution agreement is substantially similar to agreements between TCCC and other European bottlers of Coca-Cola trademark beverages and allied beverages.

Exclusivity. With certain minor exceptions, Black has the exclusive right granted by TCCC to prepare, package, distribute and sell the beverages covered by the product bottling and distribution agreement in containers authorized for use by TCCC (including pre- and post-mix containers) in Germany. The covered beverages include Coca-Cola trademark beverages, allied beverages, still beverages, and certain other beverages specific to the German market. TCCC has retained the right, under certain limited circumstances, to produce and sell, or authorize third parties to produce and sell, the beverages in any manner or form within Germany.

Black is prohibited from selling covered beverages outside Germany, or to anyone intending to resell the beverages outside Germany, without the consent of TCCC, except for sales arising out of an unsolicited order from a customer in another member state of the EEA or for export to another such member state. The product bottling and distribution agreement also contemplates that there may be instances in which large or special buyers have operations transcending the boundaries of Germany and, in such instances, Black agrees to collaborate with TCCC to provide sales and distribution to such customers.

Pricing. The product bottling and distribution agreement provides that sales by TCCC to Black of concentrate, syrups, juices, mineral waters, finished goods and other goods are at prices that are set from time to time by TCCC at its sole discretion. Black and TCCC have entered into a marketing services agreement, under which concentrate prices increase in a manner that generally tracks Black’s annual net sales growth. This agreement will expire at the same time as the product bottling and distribution agreement.

Term and Termination. The product bottling and distribution agreement has a 10-year term, extending through August 31, 2017, and contains the right for Black to request a 10-year renewal.

TCCC has the right to terminate the product bottling and distribution agreement before the expiration of the stated term upon, among other reasons, the insolvency, bankruptcy, nationalization or similar condition of Black. The product bottling and distribution agreement may be terminated by either party upon the occurrence of a default that is not remedied within 60 days of the receipt of a written notice of default, or in the event that U.S. currency exchange is unavailable or German law prevents performance. It also terminates automatically, after a certain lapse of time, if Black refuses to pay a concentrate base price increase.

Bottling Agreements with Other Parties

Nestea. Black prepares, packages and distributes Nestea products in Germany pursuant to a bottling agreement between Black and a joint venture between TCCC and Nestlé S.A., dated October 1, 2009. The agreement gives the joint venture the right to change the prices for its products and syrups at any time at its sole discretion. The joint venture can further impose maximum prices for the sale of Nestea products. In addition, the agreement expires on the earlier of September 30, 2019, the expiration of Black’s product bottling and distribution agreement with TCCC, and a change in Black’s ownership structure, which would be caused by the Combination.

Schweppes. In 2006, in order to receive merger control approval in Germany, Black sold its Schweppes brand to a subsidiary of Krombacher Brauerei Bernhard Schadeberg GmbH & Co. KG. In connection with this divestment, Black entered into a toll-bottling agreement with Schweppes Deutschland GmbH, dated May 11, 2006, as amended, pursuant to which Black manufactures and packages Schweppes beverages on behalf of Schweppes Deutschland GmbH at its site in Bad Neuenahr, Germany. The agreement will expire in 2019.

Monster. Black is the exclusive distributor of the energy drink brands Monster™ and Relentless™ in Germany pursuant to a distribution agreement entered into between Black and Monster Beverage Corporation in July 2015.

Products, Packaging, and Distribution

Black derives its net sales from marketing, producing, and distributing non-alcoholic beverages. Black’s beverage portfolio consists of some of the most recognized brands in the world, including one of the world’s most valuable beverage brands, Coca-Cola. Black manufactures approximately 99% of the finished product it sells from concentrate, syrups and mineral waters that it buys. The remainder of the products it sells are purchased in finished form. Although Black delivers its products directly to retailers, Black’s products are principally distributed to its customers’ central warehouses and through wholesalers who deliver to retailers.

During 2015, 2014, and 2013, sales of certain major brand categories represented more than 10% of Black’s total net sales. The following table summarizes the percentage of total net sales contributed by these major brand categories for the periods presented:

	2015 Percent of Total	2014 Percent of Total	2013 Percent of Total
Coca-Cola trademark	45.6%	45.5%	45.2%
Sparkling flavors and energy	44.0	44.3	44.7
Juices, isotonics, and other	0.3	0.3	0.3
Water	9.7	9.5	9.4
Hot coffee	0.4	0.4	0.4

Total	100.0%	100.0%	100.0%

Black’s products are available in a variety of package types and sizes (single-serve and multi-serve) including, but not limited to aluminum, cans, glass, PET and aluminum bottles, bag-in-box and steel containers for fountain use.

Seasonality

Sales of Black’s products are seasonal, with the second and third calendar quarters accounting for higher sales of products than the first and fourth quarters. In a typical year, Black earns more than 50% of its annual net revenue during the second and third quarters of the year. The seasonality of Black’s sales volume, combined with the accounting for fixed costs, such as depreciation, amortization, rent, and salary overhead expenses impacts Black’s results on a quarterly basis. Additionally, shifts in holidays, selling days, and weather patterns from year to year, particularly cold or wet weather during the summer months, can impact Black’s results on an annual or quarterly basis. Black’s methods of accounting for fixed costs, such as depreciation and amortization, are not significantly affected by business seasonality.

Large Customers

Black’s two largest customers in 2015, 2014 and 2013 accounted for approximately 25%, 24% and 22% of Black’s net operating revenues, respectively. The following table provides detail about the percentage of Black’s total sales accounted for by its two largest customers:

	2015	2014	2013
Edeka	14.0%	13.0%	12.0%
Rewe	11.0	11.0	10.0

Total	25.0%	24.0%	22.0%

Note:	No other single customer accounted for more than 10% of Black’s net operating revenues during these periods.

Advertising and Marketing

Black relies extensively on sponsoring, customer support, advertising via both general media and various retail businesses and sales promotions in marketing its products. In addition to its individual marketing efforts, Black conducts marketing activities jointly with TCCC that focus on advertising in all major media to promote sales in the local areas Black serves.

Black and TCCC engage in a variety of marketing programs to promote the sale of products of TCCC in Germany. The amounts to be paid to Black by TCCC under the programs, if any, are determined annually and are periodically reassessed as the programs progress. Marketing support funding programs entered into with TCCC provide financial support, principally based on Black’s product sales or upon the completion of stated requirements, to offset a portion of Black’s costs of the joint marketing programs. Except in certain limited circumstances, TCCC has no specified contractual obligation to participate in expenditures for advertising, marketing or other support. The terms of similar programs TCCC may have with other franchisees and the amounts paid by TCCC pursuant thereto could differ from Black’s arrangements.

Black further benefits from regional, local, and global advertising programs conducted by TCCC. Certain of the advertising expenditures by TCCC are made pursuant to annual arrangements.

Competition

The market for non-alcoholic beverages is highly competitive. Black faces competitors that differ within individual categories. Moreover, competition exists not only within the non-alcoholic beverage market, but also between the non-alcoholic and alcoholic beverage markets.

The most important competitive factors impacting Black’s business include advertising and marketing, brand image, product offerings that meet consumer preferences and trends, new product and package innovations, pricing, and cost inputs. Other competitive factors include supply chain (procurement, manufacturing, and distribution) and sales methods, merchandising productivity, customer service, trade and community relationships, and the management of sales and promotional activities. Management of cold-drink equipment, including coolers and vending machines, is also a competitive factor. Black believes its most favorable competitive factor is the consumer and customer goodwill associated with its brand portfolio.

Black faces strong competition from companies that produce and sell competing products to a retail sector that is increasingly consolidating and in which buyers are able to choose freely between Black’s products and those of its competitors. Black’s competitors include the local bottlers and distributors of competing products and manufacturers of private-label products. For example, Black competes with bottlers and distributors of products of PepsiCo, Inc., Nestlé S.A., Groupe Danone S.A. and other private-label products, including those of certain of its customers.

Raw Materials and Other Supplies

Black purchases concentrates and syrups from TCCC to manufacture its products. In addition, Black purchases sweeteners, juices, mineral waters, finished product, carbon dioxide, fuel, PET preforms, glass, aluminum and plastic bottles, plastic cases, cans, closures, post-mix, steel containers, and fountain-related packaging materials. Black generally purchases its raw materials, other than concentrates, syrups, and mineral waters, from multiple suppliers. The product bottling and distribution agreement with TCCC provides that all authorized containers, closures, cases, cartons and other packages and labels for the products must be purchased from manufacturers approved by TCCC.

The principal sweetener Black uses is sugar derived from sugar beets. Black’s sugar purchases are made from multiple suppliers. Black does not separately purchase low-calorie sweeteners because sweeteners for low-calorie beverage products are contained in the concentrates or syrups Black purchases.

Black produces most of its plastic bottle requirements within its production facilities using preforms purchased from multiple suppliers. Black believes the self-manufacture of certain packages serves to ensure supply and to reduce its costs.

Black does not use any materials or supplies that are currently in short supply, although the supply and price of specific materials or supplies are, at times, adversely affected by strikes, weather conditions, speculation, abnormally high demand, governmental controls, new taxes, national emergencies, natural disasters, price or supply fluctuations of their raw material components, and currency fluctuations.

Governmental Regulation

The production, distribution, and sale of many of Black’s products is subject to various laws and regulations that regulate the production, packaging, sale, safety, advertising, labeling, and ingredients of Black’s products.

Packaging

The European Commission has promulgated a packaging and packing waste directive that has been incorporated into German law. The weight of packages collected and sent for recycling (inside or outside the EU) must meet certain minimum targets, depending on the type of packaging. The legislation sets targets for the recovery and recycling of household, commercial and industrial packaging waste and imposes substantial responsibilities on bottlers and retailers for implementation.

In compliance with German law and general industry practice, Black charges its customers a deposit of €0.15 or €0.25 on its bottles and cans and a deposit of €1.50 on its cases, which is refunded to them if and when the containers are returned. Black records the bottle deposits charged from its customers as a refund obligation. In its audited financial statements for the fiscal year 2015, such obligation amounted to $190.6 million.

Black has taken actions to mitigate the adverse financial effects resulting from legislation concerning deposits, which imposes additional costs on Black. Black is unable to quantify the impact on current and future operations that may result from additional legislation if enacted, but the impact of any such legislation could be significant.

Excise and Other Taxes

German municipalities may impose taxes on Black’s beverage products served for immediate consumption, such as in restaurants. In the past such taxes, if imposed, were levied at an average rate of 10%.

Proposals could be adopted to introduce or increase excise tax rates, or to impose new special taxes, on certain beverages that Black sells. Black is unable to forecast whether such new legislation will be adopted and, if enacted, what the impact would be on its financial results.

Environmental Regulations

Substantially all of Black’s facilities are subject to laws and regulations dealing with soil contamination, above-ground and underground fuel storage tanks, and the discharge of materials into the environment. Black monitors its owned and leased sites regularly according to established standards.

German authorities detected potential soil contamination at certain sites currently or previously owned by Black. The authorities may require Black or the current property owner or occupant to undertake certain remediation measures, including investigation, monitoring and analysis of the relevant site as well as the preparation and implementation of a decontamination plan, including with respect to resulting water contamination. If several parties are responsible for contamination, the party addressed by the authorities may seek recourse against other responsible parties. As of December 31, 2015, the authorities have not imposed remediation measures.

Black’s beverage manufacturing operations do not use or generate a significant amount of toxic or hazardous substances. Black believes its current practices and procedures for the control and disposition of such wastes comply with applicable law in Germany.

Black is subject to, and operates in accordance with, the provisions of the WEEE Directive. Under the WEEE Directive, companies that put electrical and electronic equipment (such as our cold-drink equipment) on the EU market are responsible for the costs of collection, treatment, recovery, and disposal of their own products.

Trade Regulation

As the exclusive manufacturer and distributor of bottled and canned beverage products of TCCC within Germany, Black is subject to antitrust laws of general applicability.

EU rules adopted by Germany preclude restriction of the free movement of goods among the member states. As a result, the product bottling and distribution agreement grants Black an exclusive bottling territory, subject to the exception that other EEA bottlers of Coca-Cola trademark beverages and allied beverages can, in response to unsolicited orders, sell such products in Germany (as Black can in their territories). For additional information about Black’s product bottling and distribution agreement, refer to “Bottling Agreements” in this section.

Employees

At December 31, 2015, Black had approximately 9,500 employees, all of whom were located in Germany. Substantially all of Black’s employees, with the exception of so called leading-employees and its board members, are covered by collective bargaining agreements either due to their membership with the competent trade union and/or due to a reference to such collective bargaining agreements within the individual employment agreement. The collective bargaining agreement relating to wages and salaries may not be terminated prior to December 31, 2016. No collective bargaining agreement agreed upon in March 2015 (notably on phased retirement arrangements and working time) may be terminated prior to December 31, 2019. Collective bargaining agreements agreed upon before 2015 may be terminated as stipulated within their individual provisions.

Legal Proceedings of Black

Black has been sued by Resilux AG for an amount equal to €5.5 million before the regional court (Landgericht) in Lueneburg, Germany. Resilux AG claims that Black wrongfully delayed returning a bottling machine it had leased from Resilux AG. The court decided that Resilux AG is generally entitled to damages. However, Resilux has so far not been able to prove the specific amount it seeks to recover from Black, and, accordingly, Black has made no provision in its financial statements in connection with this dispute.

Black may further, from time to time, be involved in litigation arising out of its operations in the normal course of business or otherwise. Except for the above, Black is not party to any material legal proceedings.

THE BUSINESS OF ORANGE

Orange is a private limited company organized under the laws of England and Wales (registered number 9717350) formed on August 4, 2015, under the legal name Spark Orange Limited. On August 6, 2015, Spark Orange Limited changed its name to Coca-Cola European Partners Limited. Prior to the Completion, Orange will not conduct any activities other than those incident to its formation, the execution of the Merger Agreement, the Master Agreement and related documentation and the preparation of U.S. securities laws filings and regulatory filings made in connection with the proposed Combination Transactions. Prior to the Completion, Orange will be converted into a public limited company and be renamed Coca-Cola European Partners plc. Following the Completion, Orange will (i) own (directly or indirectly) MergeCo, Olive and Black and (ii) as the parent company of those entities, own the respective businesses of CCE, Olive and Black and become the world’s largest Coca-Cola bottler based on net revenues. In addition, it is expected that, shortly after the Completion, Orange, or one of its direct or indirect subsidiaries, will also own the Coca-Cola bottling operations in Iceland. It is expected that Orange Shares will be listed on the NYSE, the ASE and the Official List, and admitted to trading on the ASE and Euronext London pursuant to a standard listing, in each case under the symbol “CCE.” In addition, listing on the Spanish Stock Exchanges for trading through the AQS is being pursued.

Orange U.S. HoldCo, LLC

US HoldCo is a Delaware limited liability company and a wholly owned subsidiary of Orange. US HoldCo was formed on August 5, 2015, for the purposes of effecting the Combination. Prior to the Completion, US HoldCo will not conduct any activities other than those incident to its formation, the execution of the Merger Agreement and related documentation and the preparation of applicable U.S. securities laws filings and regulatory filings made in connection with the proposed transactions.

Orange MergeCo, LLC

MergeCo is a Delaware limited liability company and a wholly owned subsidiary of US HoldCo. MergeCo was formed on August 5, 2015, for the purposes of effecting the Combination. Prior to the Completion, MergeCo will not conduct any activities other than those incident to its formation, the execution of the Merger Agreement and related documentation and the preparation of applicable U.S. securities laws filings and regulatory filings made in connection with the proposed transactions.

Upon the effective time of the Merger, CCE will merge with and into MergeCo, with MergeCo continuing as the surviving company and an indirect wholly owned subsidiary of Orange.

BOARD OF DIRECTORS OF ORANGE

Composition

Upon the Completion, the Orange Board will have 17 members, including: (i) John F. Brock, the current Chief Executive Officer of CCE, (ii) five directors nominated by Olive HoldCo, who will be Sol Daurella, Mario Rotllant Solá, Alfonso Líbano Daurella, Francisco Ruiz de la Torre Esporrín and José Ignacio Comenge Sánchez-Real, (iii) two directors nominated by Red, who will be J. Alexander M. Douglas, Jr. and Irial Finan, and (iv) nine INEDs, who will include two independent directors being selected by an ad hoc committee of the parties and the following seven current directors of CCE: L. Phillip Humann, Thomas H. Johnson, Curtis R. Welling, Jan Bennink, Orrin H. Ingram II, Veronique Morali and Garry Watts. Mr. Brock, CCE’s current Chief Executive Officer will be the initial Chief Executive Officer of Orange. The Orange Board will be comprised of a majority of INEDs and a majority of directors who are not U.S. citizens and are not residents in the U.S. The initial Chairman of the Orange Board will be Ms. Daurella, the current Executive Chairwoman of Olive.

An INED, nominated by the Nomination Committee and approved by a majority of the Orange Board, will serve as the Senior Independent Director. One of the Initial INEDs, will serve as the first Senior Independent Director. The Senior Independent Director will act as an interface for the INEDs between the INEDs and each of (1) the Chairman, (2) the Orange Board and (3) members of senior management, and will perform such other duties as are consistent with the Corporate Governance Code (as defined in the Shareholders’ Agreement).

Biographical information as of the date of this document about Mr. Brock, Ms. Daurella and the other members of the Orange Board is set forth in the following table.

Director	Age	Biographical Information
Sol Daurella Comadrán	49

Ms. Daurella serves as Chairwoman and CEO of Olive HoldCo and of Cobega, S.A., the Daurella family’s holding company and majority shareholder of Olive.

Ms. Daurella and the Daurella family have been part of the Coca-Cola global system for over 60 years since the first bottling agreement was signed in Spain in 1951.

She is also a director of the board of several other bottling companies, including Equatorial Coca-Cola Bottling Company, S.L., the Coca-Cola bottler franchise for 12 African Countries; the North Africa Bottling Company; and the Algerian Fruital Coca-Cola SpA. Until the end of November 2015, she was a director of the board of Vífilfell hf, the Coca-Cola Bottling Company for Iceland.

Her unique experience and knowledge of The Coca-Cola System and her role in successfully leading bottling operations in a multi-territory and complex context provide her with unique insights that will be essential to the Orange Board.

Additionally, she is currently a member of the board of directors of Banco de Santander, the largest bank in the Eurozone by market value, and from 2009 to 2014 she served as a director of Banco Sabadell. From 2010 to 2014 she was a director for other leading public companies, such as Ebro Foods S.A., a multinational food group operating in the rice, pasta and sauces sectors, with a presence in more than 25 countries in Europe, North America, Asia and Africa, and Acciona, S.A., a Spanish corporation dedicated to the development and management of infrastructure and renewable energy. She is also Co-Chair of Cacaolat, a dairy company based in Barcelona.

Ms. Daurella’s international experience as a director and CEO of large institutions, public and private, in several sectors, strong knowledge, long-term commitment to and passion for The Coca-Cola System and her leadership skills make her highly valuable for her role as Chairman of the Orange Board.

Director	Age	Biographical Information

Until her appointment to Olive HoldCo, Ms. Daurella served as Chairwoman and Chief Executive Officer of Olive.

Ms. Daurella is Honorary Consul for Iceland in Catalonia and is also actively involved in foundations dedicated to cancer research, well-being and education.

John F. Brock	67

Mr. Brock has been Chairman of CCE and of Legacy CCE since April 2008 and Chief Executive Officer since April 2006. He was President of Legacy CCE from April 2006 to April 2008. From February 2003 until December 2005, he was Chief Executive Officer of InBev, S.A., a global brewer, and from March 1999 until December 2002, he was Chief Operating Officer of Cadbury Schweppes plc, an international beverage and confectionery company.

Mr. Brock is a director of Royal Caribbean Cruises Ltd., a global cruise company. From April 2007 to December 2007, Mr. Brock served as a director of Dow Jones & Company, Inc., a publisher and provider of global business and financial news. From 2004 to 2006, he served as a director of the Campbell Soup Company, a global manufacturer and marketer of branded convenience food products. He also served as a director of Reed Elsevier, a publisher, from 1999 to 2005.

Through Mr. Brock’s international beverage industry experience and his service as CCE’s chairman and Chief Executive Officer, he has developed the leadership and consensus-building skills; knowledge of the NARTD beverage industry, customers, and competition; knowledge of the Coca-Cola bottling system; and the relationships necessary to lead a large public company. Mr. Brock’s experience with international beverage businesses, particularly in western Europe, provides him with a uniquely informed perspective on the international beverage industry.

L. Phillip Humann	70

Mr. Humann was Chairman of the Board of SunTrust Banks, Inc., a bank holding company, from March 1998 to April 2008, also serving as Chief Executive Officer from March 1998 until December 2006 and as President from March 1992 until December 2004.

Mr. Humann has been a director of CCE since 1992. Mr. Humann is also a director of Equifax Inc., a credit information provider, and Haverty Furniture Companies, Inc., a furniture retailer. These directorships provide Mr. Humann with an understanding of the consumer goods and services industries, which have application to the industries and markets in which we compete.

Thomas H. Johnson	66

Mr. Johnson has been Managing Partner of THJ Investments, L.P., a private investment firm, since November 2005. Since 2008, he has also served as Chief Executive Officer of the Taffrail Group, LLP, a private strategic advisory firm. Mr. Johnson served as Chairman and Chief Executive Officer of Chesapeake Corporation, a specialty packaging manufacturer, from August 1997 to November 2005.

Mr. Johnson has been a director of CCE since 2007. Mr. Johnson is also a director of Tumi, Inc., a manufacturer and retailer of premium luggage and business accessories, and Universal Corporation, a leaf tobacco merchant and processor. He was previously a director of GenOn Corporation and Mirant Corporation, both producers of electricity, ModusLink Global Solutions, Inc., a supply chain business process management company, and Superior Essex Inc., a wire and cable manufacturer.

Director	Age	Biographical Information
		Through these executive management experiences, Mr. Johnson brings investment, manufacturing, and distribution expertise to bear on his service as a member of the company’s board and also has extensive international management experience in Europe. His manufacturing and distribution experience is valuable to the board because it closely aligns with our operations, and his investment experience facilitates an in-depth understanding of the company’s finances.

Curtis R. Welling	66

Mr. Welling has been a member of the faculty at Dartmouth College’s Amos Tuck School of Business since January 2014. He is a Senior Fellow with a dual appointment at its Center of Business and Society and Center for Global Business and Government. Mr. Welling was President and Chief Executive Officer of AmeriCares Foundation, a nonprofit worldwide humanitarian aid and disaster relief organization, from 2002 until his retirement in 2013. Before that, he was Chief Executive Officer of Princeton eCom Corp, an electronic bill and payment company, and SG Cowen Securities Corporation, a securities brokerage firm, and held several executive and management positions with Bear, Stearns, and Co. and the First Boston Corporation (now Credit Suisse), financial advisory and services companies. Mr. Welling was a director of Sapient Corporation, a global technology services company until 2015.

Mr. Welling has been a director of CCE since 2007. Mr. Welling brings finance and business leadership skills from his careers in nonprofit, financial services and securities industries. His finance and transaction expertise is valuable for evaluating our business performance and plans. His tenure with an international aid organization provides a broad perspective on the global impact and sustainability of the company’s business.

Jan Bennink	59

Mr. Bennink was the Chairman and acting Chief Executive Officer of D.E. Master Blenders 1753, a coffee and tea company during 2012 and 2013. During 2011 and 2012, he was a director and Executive Chairman of Sara Lee Corporation, a food products company. From 2002 until 2007, Mr. Bennink served as Chief Executive Officer of Royal Numico, a baby food and clinical nutrition company. From 1997 to 2002, Mr. Bennink served as President of the Dairy Division and member of the Executive Committee of Danone Group, a global producer of cultured dairy and bottled water products. Mr. Bennink has also held a variety of leadership roles with Joh. A. Benckiser, a manufacturer of cleaning supplies and cosmetics, and The Procter & Gamble Company, an international consumer products company. He is a native of The Netherlands.

Mr. Bennink has been a director of CCE since 2010. Mr. Bennink previously served on the advisory board of directors of ABN AMRO Bank, a financial services company, Boots Company Plc, a retail sales company, Dalli-Werke GmbH & Co KG, a manufacturer of laundry detergent products, and Kraft Foods Inc., an international food and beverage company.

An international business leader, Mr. Bennink has extensive experience in the food and beverage industry and has served in leadership roles in manufacturing and distribution businesses that are directly comparable to our business. He has a thorough understanding of the western Europe markets, where Orange’s business operations will be located. His understanding of markets there, particularly in the Benelux region where Orange will have significant operations, provides a helpful base of knowledge for the Orange Board.

Director	Age	Biographical Information
Orrin H. Ingram II	55

Mr. Ingram has been President and Chief Executive Officer of Ingram Industries Inc., a diversified products and services company, since 1999. Before that, he held various positions with Ingram Materials Company and Ingram Barge Company and was co-president of Ingram Industries from January 1996 to June 1999.

Mr. Ingram has been a director of CCE since 2008. Mr. Ingram was a director of Ingram Micro Inc., a global information technology distributor, from 1996 until March 2014.

Mr. Ingram’s experience as an executive at companies in the wholesale, distribution, consumer goods, and transportation services industries provide him with a broad perspective on Orange’s operations, which will include aspects of each of these segments. Also, his experience as a director of a public company that is a global distributor has direct application to Orange’s business.

Veronique Morali	57

Ms. Morali is the chairman of Fimalac Développement (“Fimalac”), the parent company of the international financial services organization, Fitch Group, a financial services holding company, and she is Chief Officer of WEBEDIA, for the digital division of Fimalac. In addition, Ms. Morali serves in the following roles at organizations within the Fitch Group: board member and vice-chairman, Fitch Group, Inc. (USA); and board member, Fimalac (SA) and Fitch, Inc. (USA). She was a director and chief operating officer of Fimalac from 1990 to 2007 and Alcatel-Lucent from 2014 to 2015. Ms. Morali served from 2007 to 2013 as Chief Executive Officer of Terrafemina.com, a website designed for women, which merged with WEBEDIA. She also served four years in the French Civil Service as Inspector General at the Ministry of Finance. She is a native of France.

Ms. Morali currently serves as a board member for Publicis Groupe, a French advertising and communications company, Rothschild Group, a private bank and financial institution and in 2015 joined the board of SNCF, the French national public railroad company. Ms. Morali has been a director of CCE since 2010. Ms. Morali’s board experiences provide her with a strong basis for understanding our business and governance processes.

Because Orange’s business is based in western Europe, Ms. Morali’s European business and government experience is a very important asset to the board. In particular, Ms. Morali’s business experience specific to France, where Orange will have significant operations, will provide the board a uniquely informed European and French perspective.

Garry Watts	59

Mr. Watts is Chairman of BTG plc, an international healthcare company, and Executive Chairman of Spire Healthcare group, an operator of United Kingdom-based hospitals. He was Chief Executive Officer of SSL International, a British manufacturer and distributor of healthcare products, from 2003 to November 2010. Before that, he was Chief Financial Officer of SSL International from 2001 to 2006. He is a native of Great Britain.

Mr. Watts is a United Kingdom chartered accountant and served as Chief Financial Officer of Medeva plc, an international prescription pharmaceutical company, from 1996 to 2000. Prior to that he was an audit partner with KPMG LLP, an international audit, tax and advisory firm, in London. Mr. Watts will continue to serve as deputy Chairman of Stagecoach Group plc, a transportation company based in Great Britain, until April 2016. He is also Non-Executive Chairman of the Board of Foxtons, a public London-based real estate agency. Mr. Watts has been a director of CCE since 2010.

Mr. Watts has had an extensive career in a variety of businesses with direct correlation to the company’s own consumer product manufacturing and distribution operations. His deep business and management experience in western Europe, particularly in Great Britain where Orange will have significant operations, is highly valued.

Director	Age	Biographical Information
José Ignacio Comenge Sánchez-Real	64

Mr. Comenge serves as a director of Olive HoldCo. He has also held a variety of leading roles as Vice-Chairman of Compañía Castellana de Bebidas Gaseosas, S.L., Compañía Levantina de Bebidas Gaseosas, S.A.U. and Refrige-Sociedade Industrial de Refrigerantes, S.A., all of them Coca-Cola Bottling Companies.

Mr. Comenge has broad experience as a director of public companies. He serves as a director of ENCE, Energía y Celulosa, S.A., a Spanish company involved in renewable energy production with forest biomass; Ebro Foods S.A., a multinational food group operating in the rice, pasta and sauces sectors, with a presence in more than 25 countries in Europe, North America, Asia and Africa; Compañía Vinícola del Norte de España, a leading Spanish winery; BA Glass, one of the most profitable players in the glass packaging business; and Azora, a real estate company.

He has also held a variety of leading roles in AXA Insurance, Aguila and Heineken Spain, and was Vice-Chairman and CEO of the Board of Directors of MMA Insurance.

His extensive experience and leading positions in a wide range of industries, including manufacturing, insurance and financial, and deep understanding of the beverage industry, will provide highly valuable insights to the board.

Until his appointment as a director of Olive HoldCo, Mr. Comenge served as a director of the board, the Executive Committee and the Appointments & Remunerations Committee of Olive.

Alfonso Líbano Daurella	61

Mr. Líbano is CEO of Cobega, the Daurella family’s holding company and majority shareholder of Olive HoldCo, where he serves as a director of the board.

He is also Chairman of Equatorial Coca-Cola Bottling Company, S.L., the bottler franchise for 12 African countries, and serves as a director of other bottling companies, including as a member of the board of The Coca-Cola Bottling Company of Egypt and Vice-Chairman of MECC Soft Drinks, DMCC, the Coca-Cola franchise for the territory of South Sudan. He has been a trustee of The Coca-Cola Africa Foundation since 2004.

His expertise regarding The Coca-Cola System will provide the board with a deep understanding of Orange’s business model and his multicultural experience serving on boards of companies active in various countries will have significant application in the Orange Board.

Mr. Líbano sits on the boards of a number of private companies such as Cacaolat and DABA. In addition, he sits on the boards of various public organizations including the AMCHAM (American Chamber of Commerce in Spain) and the MACBA Foundation (Contemporary Art Museum of Barcelona). He has been involved with the Family Business Institute of Spain (IEF) since 1991 as a Founding Member and Secretary of the Board of Directors, and he is currently a Member of the International Commission. Moreover, beginning in 2007, he served as Vice-Chairman of the European Family Business (EFB), which has a direct relationship with EU Institutions, especially with the European Commission and Parliament, and whose members have turnover representing, in the aggregate, 9% of European GDP. Mr. Líbano currently serves as EFB’s Chairman. He is also a board member and treasurer of the Family Business Network (FBN).

Until his appointment as a director of Olive HoldCo, Mr. Líbano served as a director and of the Executive Committee of Olive and as Chairman of the Quality and CRS Committee of Olive. Mr. Líbano is Ms. Daurella’s cousin.

Director	Age	Biographical Information
Francisco Ruiz de la Torre Esporrín	42

Mr. Ruiz de la Torre has served as a director of Olive HoldCo since November 2015, and is also the Chief Executive Officer of Agriculturas Diversas, S.L., a company in the agro-food industrial sector.

Mr. Ruiz de la Torre also has broad experience in the financial sector. Previously, he worked as a senior consultant at CBRE Real Estate S.A., a leading international real estate consultancy. He has also held positions at N+1 (NMAS1DINAMIA, S.A.), a global investment banking, asset management and investment firm, as well as in Arcalia Patrimonios S.V., a private banking company absorbed by Bankia S.A. (one of the largest Spanish banks) in 2012.

Mr. Ruiz de la Torre is a contributing member of the European Association of Friends of the Countryside, which promotes the holistic economic, social and environmental management of the countryside throughout the European Union.

Until his appointment as a director of Olive HoldCo, Mr. Ruiz de la Torre served as a director and on the Quality and CRS Committee of Olive.

Mario Rotllant Solá	64

Mr. Rotllant is Vice-Chairman of Olive HoldCo; Vice-Chairman and Chief Executive Officer of Cobega, the Daurella family’s holding company; Chairman of the North Africa Bottling Company, Coca-Cola’s bottler in Morocco; a member of the Board for Equatorial Coca-Cola Bottling Company, S.L., the Coca-Cola bottler franchise for 12 African countries; Chairman of the Advisory Board of Banco Santander in Catalonia; a director of Copesco & Sefrisa (a codfish, salmon and wine production and commercial company); and Chairman and founder of Bodegas Roda (a winery in La Rioja–Spain), Bodegas La Horra (a winery in Ribera del Duero–Spain) and of Aubocassa (extra virgin olive oil elaboration).

Mr. Rotllant is also a member of the Executive Committee of Fomento del Trabajo Nacional (Catalan Employers Organization), Co-Chairman of Conseil Economique Maroc-Espagne, a member of the Executive Committee of Fundació Catalunya-Marroc (Catalonia-Morocco Foundation), Chairman and Founder of Fundació Foto Colectania (Non-profit Photography foundation), a member of the jury for Galery Category, at Fundación Arte y Mecenazgo (iniciative Obra Social La Caixa) and, since its beginning in 2008, a member of the Selection Committee of the international photography awards Prix Pictet, organized by Pictet, the Swiss bank.

Mr. Rotllant’s experience as a CEO, Chairman and director of large food and beverage companies in a global context, as well as his deep understanding of The Coca-Cola System, provide him with a unique and highly valuable vision for the board.

Until his appointment to Olive HoldCo, Mr. Rotllant served as second Vice-Chairman and director and member of the Executive Committee of Olive and as Chairman of the Appointment & Remuneration Committee of Olive.

Director	Age	Biographical Information
J. Alexander M. Douglas, Jr.	54

Mr. Douglas has been Executive Vice President of The Coca-Cola Company since April 2015 and President of Coca-Cola North America since January 2014. Prior to these appointments he was Senior Vice President of The Coca-Cola Company since February 2013 and Global Chief Customer Officer since January 2013. Mr. Douglas was President of the North America Group from August 2006 through December 31, 2012. He served as Senior Vice President and Chief Customer Officer of The Coca-Cola Company from 2003 until 2006 and continued serving as Senior Vice President until April 2007. In 2000, Mr. Douglas was appointed President of the North American Retail Division within the North America Group. In May 1994, he was named Vice President of Coca-Cola USA, initially assuming leadership of the CCE Sales and Marketing Group and eventually assuming leadership of the entire North American Field Sales and Marketing Groups. Mr. Douglas joined The Coca-Cola Company in January 1988 as a District Sales Manager for the Foodservice Division of Coca-Cola USA.

Mr. Douglas is active in beverage and consumer product industry organizations and serves on the boards of the American Beverage Association, the Grocery Manufacturers Association, the Food Marketing Institute and the Healthy Weight Commitment Foundation. He also serves on the charity leadership boards of the East Lake Foundation and Morehouse College.

Irial Finan	58

Mr. Finan has been Executive Vice President and President, Bottling Investments Group of The Coca-Cola Company since 2004. Mr. Finan served from 2001 until 2003 as Chief Executive Officer of Coca-Cola Hellenic Bottling Company S.A.. From 1995 to 1999, he served as Managing Director of Molino Beverages, with responsibility for expanding markets, including the Republic of Ireland, Northern Ireland, Romania, Moldova, Russia and Nigeria. From 1991 to 1993, he served as Managing Director of Coca-Cola Bottlers Ulster, Ltd. He was Managing Director of Coca-Cola bottlers in Romania and Bulgaria until late 1994. From 1984 until 1990, Mr. Finan served as Finance Director of Coca-Cola Bottlers Ireland, Ltd. Mr. Finan joined the Coca-Cola system in 1981 with Coca-Cola Bottlers Ireland, Ltd., where for several years he held a variety of accounting positions.

Mr. Finan also serves on the boards of directors of Coca-Cola FEMSA, Coca-Cola East Japan, The Coca-Cola Foundation, the Supervisory Board of CCE AG (Germany), G2G Trading and Smurfit Kappa Group. He serves as a non-executive director for Co-operation Ireland and Galway University Foundation, as well as American-Ireland Fund. Mr. Finan served as a director of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries from October 1997 to April 2013, and as the non-executive director of Coca-Cola HBC AG since April 2013.

Nomination of Directors

If Olive HoldCo’s Equity Proportion is:

(i) 25% or more, Olive HoldCo may nominate a maximum at any one time of five persons as directors;

(ii) 20% or more, Olive HoldCo may nominate a maximum at any one time of four persons as directors;

(iii) 15% or more, Olive HoldCo may nominate a maximum at any one time of three persons as directors;

(iv) 10% or more, Olive HoldCo may nominate a maximum at any one time of two persons as directors; or

(v) 5% or more, Olive HoldCo may nominate at any one time one person as a director.

If Red’s Equity Proportion is:

(i) 10% or more, Red may nominate a maximum at any one time of two persons as directors; or

(ii) 5% or more, Red may nominate one person as a director.

Election and Removal of Directors

With respect to the Initial INEDs:

(i) three Initial INEDs will hold office until the annual general meeting of Orange to be held in 2019. Thereafter, if re-elected, such INEDs will stand for re-election at each subsequent annual general meeting of Orange;

(ii) an additional three Initial INEDs will hold office until the annual general meeting of Orange to be held in 2020. Thereafter, if re-elected, such INEDs will stand for re-election at each subsequent annual general meeting of Orange; and

(iii) the remaining three Initial INEDs will hold office until the annual general meeting of Orange to be held in 2021. Thereafter, if re-elected, such INEDs will stand for re-election at each subsequent annual general meeting of Orange.

The Orange Board will determine the specific three Initial INEDs whose initial terms will end in each of 2019, 2020 and 2021.

If at any time the number of directors that Olive HoldCo or Red is entitled to nominate falls below the number of directors who had been nominated to their role by Olive HoldCo or Red, respectively, and such circumstances exist for a period of 20 consecutive trading days, such shareholder will notify the Orange Board in writing of the identity of the director to be removed and will procure that such director resigns with immediate effect. If either Olive HoldCo or Red fails to give such notice within such period, such shareholder will be deemed to have given such a notice and to have identified in that notice such directors(s) as are required to resign.

Neither Olive HoldCo nor Red may propose or cause or encourage to be proposed a resolution to remove an Initial INED before the end of his or her initial term unless such resolution is proposed with the prior written approval of a majority of all other INEDs.
Upon an INED ceasing to be a director, any proposed replacement must be nominated by the Nomination Committee, subject to the approval of the Orange Board.

Appointment of the Initial Chairman

If Ms. Daurella is a director:

(i) she will serve as Chairman until the annual general meeting of Orange in 2019; and

(ii) thereafter, she will continue to serve in office for up to two additional three-year terms if the Orange Board has not unanimously resolved otherwise (excluding, for these purposes, any Olive HoldCo Nominated Director) and (i) at the end of either the first or second term of office, Olive HoldCo’s Equity Proportion is at least 25% or (ii) if Olive HoldCo’s Equity Proportion is below 25% and she has otherwise been elected to serve as Chairman, having been nominated by the Nomination Committee.

Appointment and Removal of any Subsequent Chairman

Under the Shareholders’ Agreement, the procedures governing the appointment and removal of any subsequent Chairman depend on whether Olive HoldCo’s Equity Proportion is at least 25%.

Appointment of any Subsequent Chairman

If Olive HoldCo’s Equity Proportion is at least 25%

Olive HoldCo will have the right to nominate an Olive HoldCo Nominated Director as Chairman, subject to the approval of the Orange Board (including the approval of at least one Red Nominated Director if Red’s Equity Proportion is at least 10%).

If such nominee is not approved by the Orange Board (including at least one Red Nominated Director if Red’s Equity Proportion is at least 10%), Olive HoldCo will have the right to nominate an alternative Olive HoldCo Nominated Director as Chairman, subject to the approval of the Orange Board (including the approval of at least one Red Nominated Director if Red’s Equity Proportion is at least 10%).

If such alternative nominee is not approved by the Orange Board (including the approval of at least one Red Nominated Director if Red’s Equity Proportion is at least 10%), the Nomination Committee will nominate a candidate to be appointed as Chairman, subject to the approval of the candidate by the Orange Board, including approval by: (i) at least one Olive HoldCo Nominated Director (if Olive HoldCo’s Equity Proportion is at least 15%), (ii) at least one Red Nominated Director (if Red’s Equity Proportion is at least 10%), and (iii) a simple majority of all INEDs present and eligible to vote on the decision.

If Olive HoldCo’s Equity Proportion is below 25%

The nomination of Chairman will be made solely by the Nomination Committee, subject to the approval of the Orange Board, including approval by (i) at least one Olive HoldCo Nominated Director (if Olive HoldCo’s Equity Proportion is at least 15%), (ii) at least one Red Nominated Director (if Red’s Equity Proportion is at least 10%), and (iii) a simple majority of all INEDs present and eligible to vote on the decision.

The term of any Chairman will be three years. The term of any Chairman may be extended for further periods of three years with the approval of the Orange Board, including (i) at least one Olive HoldCo Nominated Director (if Olive HoldCo’s Equity Proportion is at least 15%), (ii) at least one Red Nominated Director (if Red’s Equity Proportion is at least 10%), and (iii) a simple majority of all INEDs present and eligible to vote on the decision.

Removal of any Subsequent Chairman

As long as the Chairman nominated by Olive HoldCo is a director, such Chairman may only be removed prior to the end of his or her three-year term if the Orange Board (excluding, for these purposes, Olive HoldCo’s Nominated Directors) unanimously resolves to do so. The Orange Board may resolve to remove a Chairman nominated by the Nomination Committee from time to time by a simple majority vote of the Orange Board present and eligible to vote on the decision.

Committees of the Orange Board

Upon the Completion, it is expected that the Orange Board will have the following five committees: Audit Committee, Affiliated Transaction Committee, Nomination Committee, Corporate Social Responsibility Committee and Remuneration Committee. Subject to certain provisions contained in the Shareholders’ Agreement, the Orange Board may constitute committees of directors as it sees fit from time to time.

If Olive HoldCo’s Equity Proportion is at least 15%, each committee of the Orange Board, other than the Audit Committee, will be required to include at least one Olive HoldCo Nominated Director. If Red’s Equity Proportion is at least 10%, each committee of the Orange Board, other than the Audit Committee and the Affiliated Transaction Committee, will be required to include at least one Red Nominated Director.

The Audit Committee will consist of [    ] members, all of whom will be INEDs. The chairman of the Audit Committee will be an INED.

The Nomination Committee will consist of [    ] members, the majority of whom will be INEDs. The chairman of the Nomination Committee will be an INED.

The Remuneration Committee will consist of [    ] members, the majority of whom will be INEDs. The chairman of the Remuneration Committee will be an INED.

The Affiliated Transaction Committee will consist of [    ] members, the majority of whom will be INEDs. No Red Nominated Director may be a member of the Affiliated Transaction Committee.

The Corporate Social Responsibility Committee will consist of [    ] members, the majority of whom will be INEDs. The Corporate Social Responsibility Committee will nominate one of its members to act as chairman.

The specific members of each of the committees are to be determined.

The terms of reference of the Nomination Committee and the Affiliated Transaction Committee are included in the schedules of the Shareholders’ Agreement, attached hereto as Annex C.

Remuneration of Directors

Each of the directors on the Orange Board will be paid a fee at rates that will be determined from time to time by the Orange Board, provided that the maximum aggregate fees paid to directors on the Orange Board will be determined by resolution of Orange shareholders.

Any director who performs services that, in the opinion of the Orange Board, or any committee authorized by the Orange Board, go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Orange Board, or any committee authorized by the Orange Board, may in its discretion decide, in addition to any remuneration provided for by or pursuant to any provision of the Orange Articles.

Each director will be paid his or her reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Orange Board or committees of the Orange Board, general meetings of Orange or any other meeting that as a director he/she is entitled to attend, and each director will be paid all other costs and expenses properly and reasonably incurred by him/her in the conduct of Orange’s business or in the discharge of his or her duties as a director. Orange may also fund a director’s or former director’s expenditure (and that of a director or former director of any holding company of Orange) for the purposes permitted under the Companies Act and may do anything to enable a director or former director or a director or former director of any holding company of Orange to avoid incurring such expenditure as provided in the Companies Act.

Pursuant to the Orange Articles, the Orange Board, or any committee authorized by the Orange Board, may exercise all the powers of Orange to provide benefits, either by the payment of gratuities or pensions, by insurance or in any other manner whether similar to the foregoing or not, for any director or former director (or the relations, or dependents of, or persons connected to, any director or former director). No director or former director is accountable to Orange or the members for any benefit provided pursuant to the Orange Articles, and the receipt of any such benefit does not disqualify any person from being or becoming a director of Orange.

EXECUTIVE OFFICERS OF ORANGE

Upon the Completion, Mr. Brock, CCE’s current Chief Executive Officer will be the Chief Executive Officer of Orange for a period of one year following the Completion. The Orange Board may approve a three-month extension of the initial Chief Executive Officer’s term. Any other extension of the term of the initial Chief Executive Officer will be subject to the approval of the Orange Board, including (i) at least one Olive HoldCo Nominated Director (if Olive HoldCo’s Equity Proportion is at least 15%), and (ii) at least one Red Nominated Director (if Red’s Equity Proportion is at least 10%). Mr. Brock will serve as a director for so long as he holds the office of Chief Executive Officer.

Upon the Completion, the other senior officers of Orange are expected to be Mr. Damian Gammell, Chief Operating Officer. Mr. Manik Jhangiani, Chief Financial Officer, Mr. Victor Rufart, Chief Integration Officer, Ms. Pamela O. Kimmet, Chief Human Resources Officer, Mr. Ronald J. Lewis, Chief Supply Chain Officer, and Mr. Esat Sezer, Chief Information Officer. Mr. Ulrik Nehammer, Mr. Stephen Moorhouse, Mr. Ben Lambrecht, Mr. Leendert den Hollander and Mr. Francisco Cosano will lead the business units in Germany, Northern Europe, France, Great Britain and Iberia, respectively. Other members of the current CCE, Olive and Black corporate management teams are also expected to be named as senior managers of Orange.

Orange has no Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Integration Officer or other senior officers at this time. Orange has not and will not pay any compensation prior to the Completion. Isabela Pérez Nivela, the sole director of Orange, is serving as the principal executive officer, principal accounting officer and principal financial officer for purposes of the registration statement of which this proxy statement/prospectus forms a part. Isabela Pérez Nivela has not and will not receive compensation from Orange in respect of this role prior to the Completion. Effective no later than the Completion, Isabela Pérez Nivela will resign from these positions.

Biographical information as of the date of this document about the individuals expected to be senior officers of Orange upon the Completion, other then the Chief Executive Officer, is set forth below:

Damian Gammell, 45 (Chief Operating Officer)

Mr. Gammell serves as Chief Operating Officer of CCE, a position held since October 2015. Prior to joining CCE, Mr. Gammell served as President and CEO of Anadolu Efes S.K. (“Anadolu”), a position he held since 2014, as well as Managing Director and Group President of Efes Soft Drink since 2012. Within the Anadolu group, he also served as President and Chief Executive Officer of Anadolu Beverage Group, owner of Coca-Cola Icecek from 2010 to 2013. Mr. Gammell has held various roles within the Coca-Cola system, serving Coca-Cola Hellenic, Ireland, and CCE group commercial roles from 1991 to 1999, as Chief Executive Officer of Coca-Cola Hellenic Russia from 2000 to 2004, as Group Commercial Director for Coca-Cola Amatil from 2004 to 2005, and as CEO of Black in Germany from 2005 to 2010.

Manik Jhangiani, 50 (Chief Financial Officer)

Mr. Jhangiani joined CCE in 2012 as Vice President, Finance, Europe Group, and he was promoted to Senior Vice President and Chief Financial Officer in November 2013. Prior to joining CCE, Mr. Jhangiani had served as Group Chief Financial Officer of Bharti Enterprises Limited, in New Delhi, India, from 2009 to 2012. Beginning in 2002, he served in several finance positions with Coca-Cola Hellenic Bottling Company S.A., including Chief Financial Officer from 2004 to 2009, also assuming the responsibility of Chief Strategy Officer in 2008. Prior to 2004, he served in multiple roles of increasing responsibility within the Coca-Cola system, first joining The Coca-Cola Company in 1998.

Victor Rufart, 53 (Chief Integration Officer)

Mr. Rufart served as the managing director of Olive, a position he held beginning in 2013. Prior to joining Olive, he served as general manager of Cobega, S.A., the majority shareholder of Olive, from 2006 to 2013. He had previously held the position of finance director at Cobega, S.A., having worked in several financial roles of increasing responsibility at the company since joining in 1994.

Pamela O. Kimmet, 57 (Chief Human Resources Officer)

Ms. Kimmet joined CCE in 2008 as Senior Vice President, Human Resources. Prior to joining CCE, Ms. Kimmet served as senior managing director and head of global human resources for Bear, Stearns & Co. Inc. from 2006 to 2008. From 2001 to 2006 she served as Senior Vice President, Human Resources, for Lucent Technologies Inc., where, from 2000 to 2001, she had previously held the role of Vice President, Compensation, Benefits and Health Services. During the period of 1994 to 2000, Ms. Kimmet held various leadership positions within the compensation and benefits department of Citibank, including that of Vice President and Director of Compensation and Benefits. Prior to joining Citibank, Ms. Kimmet held positions of increasing responsibility within the human resources function of General Motors between 1980 and 1994.

Ronald J. Lewis, 49 (Chief Supply Chain Officer)

Mr. Lewis re-joined CCE in 2015 as Senior Vice President of Supply Chain. Previously, Mr. Lewis served as Vice President, Procurement and Chief Procurement Officer for TCCC from 2011 to 2015 and from 2010 to 2011 as Senior Vice President and General Manager for the Southeast Region of its North American subsidiary, Coca-Cola Refreshments. Mr. Lewis began his career in the Coca-Cola system with CCE, serving as Corporate Procurement Director from 2001 to 2002, Europe Group Procurement Director from 2002 to 2005, Vice President and Chief Procurement Officer from 2005 to 2008 and then as Vice President, North America Supply Chain from 2008 to 2010.

Esat Sezer, 54 (Chief Information Officer)

Mr. Sezer joined CCE as Senior Vice President, Chief Information Officer in 2006. Prior to joining CCE, he served as Corporation Vice President and Chief Information Officer for Whirlpool Corporation from 2002 to 2006 and had previously served from 2001 to 2002 as its Vice President, Global Information Services. Between 1991 and 2001, Mr. Sezer held several positions with increasing responsibilities within Colgate-Palmolive Co.’s global technology services function.

Ulrik Nehammer, 48 (General Manager, Germany)

Mr. Nehammer serves as Chief Executive Officer of Black, a position he has held since 2012. Prior to this role and since joining The Coca-Cola Company in 1992, Mr. Nehammer has held various management positions over the years with both The Coca-Cola Company and bottling operations in seven different countries, with responsibilities spanning more than 20 countries.

After several posts in Central Europe and Asia in different management positions covering sales, distribution and marketing, Mr. Nehammer joined bottler Coca-Cola Hellenic in 2001, initially as Commercial Director for Poland. He was then appointed General Manager, Poland. After that he was General Manager for Austria and Slovenia before assuming the role of General Manager of Italy.

Stephen Moorhouse, 49 (General Manager, Northern Europe)

Mr. Moorhouse serves as the Vice President and General Manager of CCE Northern Europe, a position he has held since 2013. Prior to this commercial leadership role, Mr. Moorhouse held several supply chain roles,

Vice President, Supply Chain from 2009 to 2013 and Vice President, Supply Chain, Great Britain from 2004 to 2007. Prior to joining CCE in 2001, he worked from 1989 to 2000 with the Swire Group, including nine years with the Coca-Cola bottler in Asia and the US.

Ben Lambrecht, 52 (General Manager, France)

Mr. Lambrecht serves as the Vice President and General Manager of CCE in France, a position he has held since September 2013. Prior to this role, Mr. Lambrecht served as Vice President and General Manager of CCE in Belgium, Netherlands, and Luxembourg from 2010 to 2013. Previously, he had held several commercial and operational roles since joining CCE in 1996, and prior to that had held several marketing roles with TCCC.

Leendert den Hollander , 47 (General Manager, Great Britain)

Mr. den Hollander served as the Vice President and General Manager of CCE Great Britain in 2014. Prior to joining CCE, he served as the CEO of Young’s Seafood from 2011 to 2014. Mr. den Hollander served as Managing Director at Findus Group Ltd from 2010 to 2011 and Chief Marketing Officer with that company from 2009 to 2011. Earlier in his career, Mr. den Hollander spent 15 years at Procter & Gamble where he worked across multiple well-known brands at country, regional and global levels, including leading its Global Household Cleaners business.

Francisco Cosano, 55 (General Manager, Iberia)

Mr. Cosano serves as General Manager of Olive, Coca-Cola’s bottler for Spain, Portugal and Andorra. He previously worked as regional commercial manager at Grupo Leche Pascual, S.A., a leading Spanish company in the dairy industry. He has also served at Anglo Española de Distribución, S.A., which was a subsidiary of the international Group Diageo, an alcoholic beverage distributor. Mr. Cosano’s extensive experience in The Coca-Cola System spans over 20 years. He started working at Cobega, S.A. (former bottler in Cataluña, Aragón, Baleares, Canarias and Andorra) as Commercial Manager and reached the position of Deputy General Manager, in which role he led strategies that resulted in improvements in sales and execution of industrial operations and customer service. Mr. Cosano was Chief Operations Officer of Olive for two and a half years prior to his appointment as General Manager.

EXECUTIVE COMPENSATION

Orange was organized on August 4, 2015, and does not have any employees, and, accordingly, has not included any compensation and other benefits information.

Information concerning the compensation policies and practices of CCE and historical compensation paid by CCE to its executive officers, some of whom are expected to be the executive officers of Orange, is contained in CCE’s proxy statement for its 2016 annual meeting of shareholders under the heading “Executive Compensation” beginning on page 23 thereof and is incorporated herein by reference.

The parties expect to agree on employment terms for the executive officers of Orange with effect from the Completion and equity incentive plan arrangements to be in effect following the Completion. Following the Completion, it is expected that the Orange Board will oversee and determine the compensation of the chief executive officer and other executive officers of Orange and evaluate and determine the appropriate executive compensation philosophy and objectives for Orange. The Orange Board is expected to evaluate and determine the appropriate design of the Orange executive compensation program and the appropriate process for determining executive compensation.

For the 2016 annual performance period, management employees of CCE, Olive and Black will continue to participate in their respective employer’s annual cash incentive scheme.

However, the parties have agreed that, for select senior managers that have been appointed to positions with company-wide responsibilities within Orange, effective as of the Completion, the annual incentive award in respect of the 2016 annual performance period will be based on two components: (i) the award that would be earned under his or her company’s 2016 business goal(s) for the period of January 1, 2016 to the Completion, and (ii) the award earned based on the extent to which operating income goals set for Orange for the period from the Completion to December 31, 2016 are met.

The parties have agreed that the Orange Board will establish a new annual cash incentive award scheme to be effective for the 2017 calendar year.

Certain of CCE’s European subsidiaries currently sponsor share savings or share purchase plans for their employees (the “CCE Share Save Plans”). These plans are designed to provide employees the opportunity to invest in shares of CCE (in some cases on a tax-advantaged basis). All the CCE Common Stock purchased under these plans are purchased on the open market. The CCE Share Save Plans will be adopted by Orange, allowing certain employees the opportunity to invest in Orange Shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of March 1, 2016, there were 227,565,573 shares of CCE Common Stock outstanding. The following table sets forth certain information regarding beneficial ownership of CCE as of March 1, 2016 by each CCE Shareholder known by CCE to be the beneficial owner of more than 5% of CCE Common Stock, each of CCE’s named executive officers, each of CCE’s current directors and for all current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. CCE Common Stock that may be acquired by an individual or group within 60 days of March 1, 2016, pursuant to the exercise of options or warrants deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 227,565,573 shares of CCE Common Stock outstanding on March 1, 2016. Brokers or other nominees may hold CCE Common Stock in “street name” for customers who are the beneficial owners of the shares. As a result, CCE may not be aware of each person or group of affiliated persons who own more than 5% of CCE Common Stock.

Except as indicated in footnotes to this table, CCE believes that the CCE Shareholders named in this table have sole voting and investment power with respect to all shares of CCE Common Stock shown to be beneficially owned by them, based on information provided to CCE by such CCE Shareholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Coca-Cola Enterprises, Inc., 2500 Windy Ridge Parkway, Atlanta, Georgia 30339.

	Number of Shares Beneficially Owned
Name	Number of Shares Owned		Right to Acquire Beneficial Ownership Under Options Exercisable/Stock Units Distributable within 60 Days		Percent of Class
Jan Bennink	—		20,554		*
John F. Brock	1,349,868	(1)	3,944,734		2.3%
Calvin Darden	—		80,429		*
Damian P. Gammell	2,040		—		*
L. Phillip Humann	48,520		183,099		*
Orrin H. Ingram II	10,000		67,380		*
Manik Jhangiani	10,963		94,824		*
Thomas H. Johnson	10,000	(2)	50,152		*
Ronald J. Lewis	—		—		*
Veronique Morali	—		24,644		*
John R. Parker, Jr.	115,505	(3)	219,668		*
Andrea L. Saia	1,000		21,822		*
Garry Watts	—		19,195		*
Curtis R. Welling	10,000		68,395	(4)	*
Phoebe A. Wood	—		44,699		*
All directors and executive officers as a group (19 persons)	1,628,554		5,385,001		3.0%

*	Less than one percent.
(1)	The number of shares of CCE Common Stock owned by Mr. Brock include 497,872 shares held in grantor retained annuity trusts for which he is trustee and 94,090 shares of CCE Common Stock held in irrevocable trusts for which his spouse serves as trustee and in which he has no beneficial interest.
(2)	The shares shown for Mr. Johnson are held jointly with his spouse.
(3)	The shares shown for Mr. Parker include 1,566 owned by his spouse.

(4)	The number of stock units shown for Mr. Welling does not include 15,629 stock units that are payable in future installments.

	Principal Owners
Name	Number of Shares Owned		Percent of Class(4)
BlackRock, Inc.	14,085,900	(1)	6.2%
55 East 52nd Street
New York, New York 10022
Capital World Investors	14,287,998	(2)	6.3%
333 South Hope Street
Los Angeles, CA 90071
Summerfield K. Johnston, Jr.	17,304,684	(3)	7.6%
600 Krystal Building
One Union Square
Chattanooga, TN 37402
The Vanguard Group	18,619,131	(4)	8.2%
100 Vanguard Boulevard
Malvern, Pennsylvania 19355

(1)	Based on Schedule 13G/A dated January 26, 2016, filed by BlackRock, Inc. based on CCE Common Stock held on December 31, 2014. (11,769,086 sole voting power; 14,085,900 sole dispositive power).
(2)	Based on Schedule 13G dated February 12, 2016, filed by Capital World Investors based on CCE Common Stock held on December 31, 2015. (14,287,998 sole voting power; 14,287,998 sole dispositive power).
(3)	Based on Schedule 13G/A dated March 17, 2014, filed by Summerfield K. Johnston, Jr. based on CCE Common Stock held on December 31, 2013. (10,787,903 sole dispositive and sole voting power; 6,516,781 shared dispositive and shared voting power).
(4)	Based on Schedule 13G/A dated February 11, 2016, filed by The Vanguard Group based on CCE Common Stock held on December 31, 2014. (393,107 sole voting power; 18,192,791 sole dispositive power; 426,340 shared dispositive power).
(5)	The ownership percentages set forth in this column are based on the assumption that each of the principal shareowners continued to own the number of shares reflected in the table on March 1, 2016.

RELATED PARTY TRANSACTIONS

The Audit Committee administers CCE’s related person transaction policy, which is in writing and which was adopted by the CCE Board. Under this policy, the Audit Committee must examine any transactions between CCE and a “related person” to be sure that the transaction in question is either in the best interests of CCE and its shareowners or is not inconsistent with those interests. With respect to the Audit Committee’s responsibilities, “related persons” are (i) directors and executive officers of CCE, (ii) beneficial owners of more than 5% of any class of CCE’s equity securities, (iii) immediate family members of the foregoing, and (iv) firms in which any of the foregoing are employed or have a greater than 5% beneficial interest. The thresholds for the application of this policy are transactions in which the amount exceeds $120,000, except for certain pre-approved transactions that do not affect the determination of director independence.

Summerfield K. Johnston, Jr. is a more than 5% shareowner of CCE. CCE is a party to dry lease agreements with companies owned by Mr. Johnston (the “Johnston Companies”), which leases provide for the shared use of private aircraft at an hourly rate per flight based upon industry standard rates for the make and model of the aircraft. Additionally, the Johnston Companies lease hanger space in our Atlanta, Georgia aviation facility and reimburse CCE for expenses associated with this arrangement. For the period of January 1, 2016 through March 7, 2016, CCE paid (or was invoiced by) the Johnston Companies $130,364, and the Johnston Companies paid (or were invoiced by) CCE $37,354 with respect to these agreements.

Additionally, CCE and the Johnston Companies, along with an unrelated third party, own Enterprises Aviation, LLC, an entity formed to provide management and support services in connection with the operation of the aircraft subject to the dry leases. This entity and related arrangements enable CCE to defray a portion of the fixed costs associated with maintaining its aircraft facility and systems. The ownership of Enterprises Aviation, LLC is as follows: CCE, 80%; the Johnston Companies, 10%; and the unrelated third party, 10%. During the period of January 1, 2016 to March 7, 2016, CCE and the Johnston Companies paid (or were invoiced by) Enterprises Aviation, LLC management services fees and other expenses $1,030,119 and $703,510, respectively. Enterprises Aviation paid (or was invoiced by) CCE $97,646 in fees for administrative services and other operational expenses.

Following the Completion, the Orange group will be party to an arm’s length sub-lease arrangement with Coca-Cola GmbH in respect of office space at Stralauer Allee 4, 10245 Berlin, Germany (sub-letting such space, leased by Black from Hochtief Projektentwicklung GmbH, to Coca-Cola GmbH, for a current term until March 3 2023, subject to certain early termination rights). Annual rent for this sub-lease arrangement, together with ancillary costs, is expected to be approximately €1,000,000 plus VAT. The Orange group will also be party to arm’s length transitional arrangements with TCCC with respect to certain IT services in Germany for a period following the Completion.

DESCRIPTION OF ORANGE SHARES

Orange is a private limited company organized under the laws of England and Wales and formed on August 4, 2015, under the name Spark Orange Limited. On August 6, 2015, Spark Orange Limited changed its name to Coca-Cola European Partners Limited. Orange will be a public limited company and it is expected that, following the Completion, the Orange Shares will be listed on the NYSE, the ASE and the Official List. In addition, listing on the Spanish Stock Exchanges for trading through the AQS is being pursued, together with an admission of Orange Shares to trading on the ASE and Euronext London pursuant to a standard listing.

As a company with a standard listing of ordinary shares on the Official List, Orange will not be obliged to comply with the U.K. Corporate Governance Code or to explain where it is not complying in the ordinary course. However, Orange will follow the U.K. Corporate Governance Code on a comply or explain basis, so that it will explain its non-compliance with the U.K. Corporate Governance Code in its annual corporate governance statement. The Shareholders’ Agreement and the Orange Articles contain provisions that depart from certain recommendations of the U.K. Corporate Governance Code. See “Other Related Agreements—The Shareholders’ Agreement.”

Unless stated otherwise, the following is a description of the material terms of the Orange Shares as those terms will exist following the Completion. The form of the Orange Articles that will be in effect following the Completion is attached as Annex D to this proxy statement/prospectus. The Shareholders’ Agreement contains other material terms and restrictions as described elsewhere in this proxy statement/prospectus.

Issued share capital

As of the date of this proxy statement/prospectus, Orange has four ordinary shares issued and outstanding each with a nominal value of 1 British pound sterling. Following the Completion, there will be in issue a number of Orange Shares to be determined in accordance with the Master Agreement. The Orange Shares will be denominated in Euros with a nominal value of €0.01.

At the Completion, on a fully-diluted basis, CCE Shareholders will own approximately 48% of the Orange Shares, Olive HoldCo will own approximately 34% of Orange Shares and Red will own approximately 18% of Orange Shares.

In accordance with the Orange Articles, each Orange Share will be issued with one vote attaching to it for voting purposes. The holders of the Orange Shares will be entitled to receive notice of, attend, speak and vote at general meetings of Orange.

Authority to allot and issue share capital after the Completion

Subject to certain limitations more fully described below under “Comparison of the Rights of Holders of CCE Common Stock and Orange Shares,” the Orange Board has the authority to offer, allot, grant options over or otherwise deal with or dispose of Orange Shares to such persons, at such times, for such consideration and upon such terms as the Orange Board may decide.

Pre-emptive rights

The authority of the Orange Board to offer, allot, grant options over or otherwise deal with or dispose of Orange Shares is also subject to statutory pre-emption rights in favor of the shareholders of Orange from time to time. These statutory pre-emption rights may be disapplied only by way of a resolution passed by shareholders present in person or represented by proxy at a general meeting of Orange holding shares carrying at least 75% of the votes exercisable at that meeting. Such authority can only be granted, from time to time, for a specified period (not longer than five years).

Reduction of Share Capital

The Orange Board intends to reduce the share capital of Orange, as soon as reasonably practicable following the Completion with the result that the share premium in respect of the Orange Shares will be reduced by an amount to be determined. Before the Completion, the sole shareholder of Orange, Olive HoldCo, will pass a special resolution to approve the reduction of capital. The Orange Board has decided that it is logistically and commercially preferable to obtain this authority from the sole shareholder before the Completion and the listing of Orange.

It is intended that Orange will make an application to the High Court of England and Wales for an order to confirm the reduction of the share capital as soon as practicable after the Completion and in any event within six months of the date of the Completion unless the Orange Board otherwise decides to extend such period. Should the High Court hear an application from Orange to confirm the reduction of capital under the Companies Act and such an order be granted, the reduction will become effective upon registration of the court’s order and a statement of capital with the Registrar of Companies.

Purchase of Shares

English law prohibits Orange from purchasing its own shares unless such purchase has been approved by its shareholders. Shareholders may approve two different types of such share purchases; “on-market” purchases or “off-market” purchases. Under English law, Orange’s admission to trading on Euronext London will enable shareholders to approve “on-market” purchases by way of an ordinary resolution (however, it should be noted that market practice is for approval by way of a special resolution, in line with U.K. industry guidelines).

If Orange seeks shareholder approval for “off-market purchases,” the ordinary resolution by Orange shareholders approving the terms of the contract pursuant to which the purchase(s) are to be made would be valid for a maximum period of up to five years.

The Orange Articles impose further limitations on purchases by Orange of its own shares. These are more fully described below under “Comparison of the Rights of Holders of CCE Common Stock and Orange Shares.”

General meeting of shareholders and voting rights

Under English law, Orange is required to hold an annual general meeting of shareholders within six months from the day following the end of its fiscal year. General meetings may be held at a time and place determined by the Orange Board and, in accordance with the Orange Articles, the Orange Board may make arrangements for the use of electronic means to allow persons not together to attend, speak and vote at the meeting.

Under English law, Orange must convene a general meeting once it has received requests to do so from shareholders representing at least 5% of the paid up share capital of Orange carrying voting rights at general meetings.

In accordance with the Orange Articles, any resolution put to a vote at a general meeting will be decided by a show of hands unless a poll is validly demanded. If a poll is taken, each shareholder has one vote for every share held by him or her.

Dividends and distributions

Under English law, Orange may pay dividends only out of profits available for that purpose, as stated on its accounts that are deemed to be relevant accounts for the purposes of the Companies Act. A company’s profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.

In addition, Orange may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than such aggregate amount.

Amendment of Orange Articles

Under English law, the shareholders may amend any provision of the articles of association of a public limited company, other than “entrenched provisions,” by special resolution at a general meeting. The full text of the special resolution must be included in the notice of the meeting.

An “entrenched provision” of the articles of association is a provision that may be amended or repealed only if certain conditions are complied with. These conditions are more restrictive than those applied to a special resolution (e.g., a higher majority than the threshold for a special resolution, being 75%). Entrenchment does not prevent alteration to the articles by unanimous consent of the shareholders.

The Orange Articles contain entrenched provisions, whereby articles 73, 78(B), 78 (C), 78(D), 78(E), 82(A), 84(F), 86 (D), 86(E) 97(B), 103, 104(A), 106(A) to (E), 106(G), the proviso in 109(A), 109(B), 109(C), 137(A) and 138 may only be amended with the prior consent of (i) Red, if Red’s Equity Proportion is at least 10% and (ii) Olive HoldCo, if Olive HoldCo’s Equity Proportion is at least 15%. Furthermore, articles 75(B), 79(A), 106(A), 106(C)(iii), 106(D)(a),109(B),109(C),137(B) and 138 may only be amended with the prior consent of a majority of the independent directors.

Notices

Following the Completion, an annual general meeting may be called by giving not less than 21 clear days’ notice (i.e., 21 days, including weekdays, weekends and holidays, but excluding the date on which the notice is given and the date of the meeting itself). All other general meetings may be called by not less than 14 clear days’ notice, unless a shorter notice is agreed to by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares given that right. Subject to the provisions of the Companies Act, Orange will be required to give at least seven clear days’ notice for any meeting adjourned for 30 days or more or for an indefinite period.

The notice of a general meeting will be given to shareholders as of the record date for a given meeting, the Orange Board, the beneficial owners nominated to enjoy information rights under the Companies Act, and the auditors.

Obligation of Shareholders and Other Persons to Disclose Holdings

United Kingdom

Section 793 of the Companies Act gives Orange the power to require persons it knows have, or it has reasonable cause to believe have, or within the past three years have had, any ownership interest in any Orange Shares to disclose specified information regarding such shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information) after the date the notice is sent can result in criminal or civil sanctions being imposed against the person in default.

Under the Orange Articles, if any shareholder, or any other person appearing to be interested in Orange Shares held by such shareholder, fails to give Orange the information required by a Section 793 notice, then the Orange Board may withdraw voting and certain other rights, place restrictions on the rights to receive dividends and to transfer such shares (which includes any shares allotted or issued after the date of the Section 793 notice in respect of those shares).

Takeover Provisions

As an English public limited company with its securities admitted to trading on a regulated market (Euronext London), Orange will be subject to the Takeover Code with effect from Completion. The ability of the Orange Board to engage in defensive measures to seek to frustrate bids will therefore, in addition to being subject to the directors’ statutory and fiduciary duties, be subject to the provisions of the Takeover Code.

Under the Takeover Code, if an acquisition of interests in Orange Shares were to increase the aggregate holding of an acquirer and persons acting in concert with it to an interest in Orange Shares carrying 30% or more of the voting rights in Orange, the acquirer and, depending upon the circumstances, persons acting in concert with it, would be required (except with the consent of the U.K. Panel on Takeovers and Mergers) to make a cash offer for the outstanding shares at a price not less than the highest price paid for any interest in the Orange Shares by the acquirer or its concert parties during the previous 12 months. A similar obligation to make such a mandatory offer would also arise on the acquisition of an interest in the Orange Shares by a person holding (together with any persons acting in concert) an interest in the Orange Shares carrying between 30% and 50% of the voting rights in Orange if the effect of such acquisition were to increase that person’s percentage of the voting rights.

Squeeze-out rules

Under the Companies Act, if a “takeover offer’” (as defined in section 974 of the Companies Act) is made for the Orange Shares and the offeror were to acquire, or unconditionally contract to acquire, not less than 90% in value of the Orange Shares to which the offer relates (the “offer shares”) and not less than 90% of the voting rights attached to the offer shares, within three months of the last day on which its offer can be accepted, the offeror could acquire compulsorily the outstanding shares not assented to the offer. It would do so by sending a notice to outstanding shareholders telling them that it will acquire compulsorily their Orange Shares and then, six weeks later, it would execute a transfer of the outstanding shares in its favor and pay the consideration to Orange, which would hold the consideration on trust for outstanding shareholders. The consideration offered to the shareholders whose shares are acquired compulsorily under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

Sell-out rules

The Companies Act also gives minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer. If a takeover offer related to all the Orange Shares, and at any time before the end of the period within which the offer could be accepted the offeror held or had agreed to acquire not less than 90% of the Orange Shares to which the offer related, any holder of Orange Shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those Orange Shares. The offeror is required to give any shareholder notice of his or her right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of the minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period. If a shareholder exercises his or her right, the offeror is bound to acquire those Orange Shares on the terms of the offer or on such other terms as may be agreed.

COMPARISON OF THE RIGHTS OF HOLDERS OF CCE COMMON STOCK AND ORANGE SHARES

This section of the proxy statement/prospectus describes the material differences between the rights of holders of CCE Common Stock and Orange Shares with respect to those shares. The differences between the rights of these respective holders result from the differences between English and Delaware law and the respective governing documents of CCE and Orange. This section does not include a complete description of all differences between the rights of holders of CCE Common Stock and Orange Shares, nor does it include a complete description of the specific rights of these respective holders. Furthermore, the identification of some of the differences in the rights of these holders as material is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the Companies Act and the governing documents of CCE and Orange. A copy of the form of Orange Articles, which will be the articles of association for Orange following closing of the Merger, is included as Annex D to this proxy statement/prospectus (the “Orange Articles”). The CCE Charter and the CCE By-Laws are filed as exhibits to the reports of CCE incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” in this proxy statement/prospectus.

CCE	Orange
Corporate Governance

The CCE Board, which is elected by CCE Shareholders, manages the business of CCE and is empowered to exercise all such powers and do all such acts that may be exercised or done by CCE, except as provided by law, the Amended and Restated Certificate of Incorporation of CCE (the “CCE Charter”), or the Amended and Restated By-Laws of CCE (the “CCE By-Laws”).	The governing body of Orange is the board of directors. The directors are responsible for the management of Orange’s business, for which purpose they may exercise all the powers of Orange whether relating to the management of the business or not, subject to the Orange Articles and to any directions given by shareholders at a general meeting of Orange (with the approval of at least 75% of those voting).

Authorized Capital/Outstanding Stock

CCE has an authorized share capital of 1,100,000,000 shares, of which 1,000,000,000 shares are CCE Common Stock with a par value of $0.01 per share, and 100,000,000 shares are Preferred Stock with a par value of $0.01 per share (“Preferred Stock”).	At the Completion of the Combination, the Orange share capital will be an amount to be determined in accordance with the Master Agreement, each Orange Share having a nominal value of €0.01.

CCE Common Stock is listed on the NYSE.	Following closing of the Merger, the Orange Shares are expected to be listed on the NYSE, the ASE and the Official List, and admitted to trading on the ASE and Euronext London pursuant to a standard listing. In addition, a listing is being pursued on the Spanish Stock Exchanges for trading through the AQS.

The CCE Board has the authority to issue shares of CCE Common Stock, in any manner permitted by the CCE Charter and the DGCL. The CCE Board also has the authority to issue shares of Preferred Stock, in one or more series, in any manner permitted by the CCE Charter and the DGCL. The holders of the CCE Common Stock collectively possess all voting power and each share of CCE Common Stock has one vote.

Subject to the paragraphs below, the Orange Board will have the authority to offer, allot, grant options over or otherwise deal with or dispose of Orange Shares to such persons, at such times, for such consideration and upon such terms as the Orange Board may decide.

The Orange Board may not, in one or a series of related transactions, issue any securities, or grant any person rights to be issued any securities: (i) which represent more than

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10% of the issued share capital of Orange or (ii) securities issued on a non-preemptive basis, in each case, without the consent of at least one Olive HoldCo Nominated Director (if Olive HoldCo’s Equity Proportion is at least 15%) and at least one Red Nominated Director (if Red’s Equity Proportion is at least 10%). These restrictions will not apply to any issue of securities made in accordance with any equity incentive scheme of Orange which has been approved by the Board on the recommendation of the Remuneration Committee.

The Orange Board may not in one or a series of related transactions, issue any securities in Orange, or grant any person rights to be issued any securities, in each case representing 20% or more of the issued share capital of Orange, without a resolution first being passed by shareholders present in person or represented by proxy at a general meeting of Orange holding shares carrying at least 75% of the votes exercisable at that meeting.

The authority of the Orange Board to offer, allot, grant options over or otherwise deal with or dispose of Orange Shares is also subject to statutory pre-emption rights in favor of the existing shareholders of Orange. These statutory pre-emption rights may only be disapplied by way of a resolution passed by shareholders present in person or represented by proxy at a general meeting of Orange holding shares carrying at least 75% of the votes exercisable at that meeting. Such authority can only be granted, from time to time, for a specified period (not longer than five years).

The holders of Orange Shares collectively possess all voting power, and each Orange Share has one vote.

Board Committees

Under the DGCL and the CCE By-Laws, the CCE Board may designate from among its members an Executive Committee and other committees. To the extent permitted by law, each committee may exercise the powers of the board of directors to the extent provided in its charter adopted by the board of directors.	Under the Orange Articles, the directors may delegate any of the powers, authorities and discretions that are conferred on them under the articles to a person, committee or sub-committee as they see fit; provided that: (i) the majority of the persons on any committee or sub-committee must be directors; and (ii) the Orange Board may not delegate any of its powers, authorities or discretions if such delegation abrogates or has the effect of abrogating the authority of the Orange Board to make any decision affecting Orange, without the consent of, if Olive HoldCo’s Equity Proportion is at least 15%, at least one Olive HoldCo Nominated Director and, if Red’s Equity Proportion is at least 10%, at least one Red Nominated Director.

Each committee must keep regular minutes of its proceedings and report to the CCE Board. Under the CCE By-Laws, a majority vote of a quorum of a committee is required for such committee to	Under the Orange Articles, committees to which the directors delegate any of their powers must follow procedures that are based as far as they are applicable on those provisions of the Orange Articles that govern the

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transact business. A majority of the members of any committee may determine its actions and the procedures to be followed at its meetings, and may fix the time and place of its meetings.	taking of decisions by directors. No committee of the Orange Board will be entitled to take any action on behalf of the Orange Board save as set out in the relevant committee’s terms of reference.

CCE currently has the FRC, Audit Committee, Corporate Responsibility and Sustainability Committee, Executive Committee, Finance Committee, Governance and Nominating Committee and Human Resources and Compensation Committee.	At the Completion of the Combination, Orange expects to have, at a minimum, an Audit Committee, Nomination Committee, Remuneration Committee and Affiliated Transaction Committee. The Orange Board will also constitute a Corporate Social Responsibility Committee.

Voting

The DGCL requires voting by separate class or series only with respect to amendments to the certificate of incorporation that alter or change the powers, preferences, or special rights of the shares of such class or series so as to affect them adversely or that increase or decrease the aggregate number of authorized shares or the par value of the shares of any such classes, and as otherwise provided in the certificate of incorporation. Under the CCE Charter, the number of authorized shares of Preferred Stock may only be increased or decreased by the affirmative vote of the holders of a majority of the shares of CCE Common Stock.	Any resolution put to a vote at a general meeting will be decided on a show of hands unless a poll is validly demanded. If a poll is taken, each shareholder has one vote for every share held by him or her.

Each CCE Shareholder is entitled to one vote for each share of common stock held of record entitled to vote. CCE Shareholders do not have the right of cumulative voting.	Every shareholder entitled to vote on a resolution has one vote for every Orange Share of which he or she is the holder.

Under the CCE By-Laws, a nominee is elected to the CCE Board if the votes cast for the nominee’s election exceed the votes cast against such nominee’s election; however, if the number of nominees exceeds the number of directors to be elected, director elections will be determined by a plurality of the votes cast. Except as otherwise provided by law or the CCE Charter or the CCE By-Laws, any other matter will be determined by the vote of a majority of the CCE Common Stock that are entitled to vote with regard to such matter.

An “ordinary resolution” requires (i) on a poll, the affirmative vote of members representing a simple majority of the total voting rights of those who, being entitled to do so, vote, either in person or by proxy; or (ii) on a show of hands, the affirmative vote of a simple majority of members who, being entitled to do so, vote, either in person or by proxy.

A “special resolution” requires (i) on a poll, the affirmative vote of members representing at least 75% of the total voting rights of those who, being entitled to do so, vote, either in person or by proxy; or (ii) on a show of hands, the affirmative vote of a majority of at least 75% of members who, being entitled to do so, vote, either in person or by proxy.

The Companies Act requires that a number of matters must be approved by way of special resolution, including (amongst other things) an amendment to Orange Articles, change of name (unless the articles permit a different

CCE	Orange
authorized mechanism), and re-registration as a public or private company. The Orange Articles allow Orange to change its name with the approval of a simple majority of the Orange Board (including (i) at least one Olive HoldCo Nominated Director (if Olive HoldCo’s Equity Proportion is at least 15%), and (ii) at least one Red nominated Director (if Red’s Equity Proportion is at least 10%)).

Under the Companies Act, a scheme of arrangement between a company and its members or creditors (or any class of them) in order to effect a solvent reorganization of a company or group structure, including by merger and demerger, as well as to effect insolvent restructurings such as by a debt for equity swap, requires approval by at least 75% in value of each class of the members or creditors who vote on the scheme, being also at least a majority in number of each class. Any such scheme of arrangement would also need the sanction of the court.

The Orange Articles require that (i) the issue of any Orange Shares, or the grant to any person of any rights to be issued any Orange Shares, in one or a series of related transactions, in each case representing 20% or more of the issued share capital of Orange; and (ii) the repurchase, redemption or reorganization of Orange’s share capital, including by way of reduction of capital, buy-back or redemption of shares, in one or a series of related transactions in respect of 10% or more of the issued share capital of Orange in each year, must be approved in advance by the shareholders by special resolution.

These matters are also subject to certain restrictions in the Shareholders’ Agreement as more particularly described above.

Proxies

Under the DGCL and the CCE By-Laws, CCE Shareholders with the right to vote at a meeting may vote in person or by proxy.

Under the Orange Articles, a shareholder may vote either in person or by proxy.

On a poll taken at a meeting, a proxy will be entitled to one vote for every Orange Share for which such person is acting as proxy.

Dividends

Under the DGCL, a corporation may generally declare and pay a dividend out of its surplus, which consists of the excess of a corporation’s net assets (i.e., its total assets minus its total liabilities) over its capital (i.e., the aggregate par value of issued shares or a greater amount as determined by a resolution of the board of directors). If there is no such surplus, a Delaware	Under English law, Orange may pay dividends only out of profits available for that purpose, as stated on its accounts that are deemed as relevant accounts pursuant to the Companies Act. A company’s profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.

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corporation may also declare and pay a dividend out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. However, a distribution out of net profits is not permitted if a corporation’s capital is less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, until the deficiency has been repaired.	In addition, Orange may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

Holders of CCE Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the CCE Board out of funds legally available for dividend payments.

The Orange Articles permit the shareholders, by passing an ordinary resolution, to declare dividends. A declaration must not be made unless the directors have first made a recommendation as to the amount of the dividend. The dividend must not exceed that amount.

In addition, the directors may decide to pay interim dividends. Any dividends unclaimed may be invested or otherwise made use of by the directors for the benefit of Orange until claimed. The entitlement to a dividend lapses if unclaimed for 12 years (unless the board of directors decides otherwise).

Purchase of Shares

Under the DGCL, a corporation may generally redeem or repurchase its shares out of its surplus, which consists of the excess of a corporation’s net assets (i.e., its total assets minus its total liabilities) over its capital. If there is no such surplus, a Delaware corporation may also redeem or repurchase out of capital any of its own shares that are entitled to a preference over another class of shares of stock in the event of a distributions of assets (whether by dividend or liquidation), or, if there is no stock outstanding entitled to such a preference, any of its own shares, in either case if such shares will be retired upon their acquisition and the capital of the corporation reduced in accordance with the DGCL.

English law prohibits Orange from purchasing its own shares unless such purchase has been approved by its shareholders. Shareholders may approve two different types of such share purchases; “on-market” purchases or “off-market” purchases. Under English law, Orange’s admission to trading on Euronext London will enable shareholders to approve “on-market” purchases by way of ordinary resolution (however, it should be noted that market practice is for approval by way of a special resolution, in line with U.K. industry guidelines).

Alternatively, Orange must therefore obtain shareholder approval for “off-market purchases.” This requires that Orange shareholders pass an ordinary resolution approving the terms of the contract pursuant to which the purchase(s) are to be made. Such approval may be for a maximum period of up to five years.

Under the DGCL, a corporation may not purchase any of its shares that are redeemable at the option of the corporation for more than the price at which they may be redeemed.

Under the Orange Articles, Orange is only permitted to purchase 10% or more of its own shares unless approval is given in advance by shareholders by special resolution.

Under the Orange Articles, Orange is only permitted to purchase, in one or a series of related transactions, 10% or more of its issued share capital, if approval is given in advance by shareholders by special resolution.

Orange is only permitted to purchase its own shares if they are fully paid, and must pay for them in full when purchasing them.

CCE	Orange
Orange may only purchase its own shares out of distributable profits of the company, or the proceeds of a fresh issue of shares made for the purposes of financing the purchase. Any premium payable on the purchase of its own shares must be paid out of distributable profits of the company, unless the shares being purchased were issued at a premium, in which case any premium payable on their purchase by Orange may be paid out of the proceeds of a fresh issue of shares made for the purpose of financing the purchase, up to an amount equal to: (i) the aggregate of the premiums received by the company on the issue of shares purchased; or (ii) the current amount of Orange’s share premium account (including any sum transferred to that account in respect of premiums on new shares), whichever is less.

Under English law, on a winding up, following the satisfaction of the claims of all other creditors, holders of Orange Shares will be entitled to share in any surplus assets of Orange available for distribution pro rata to their shareholding.

Approval of Financial Statements

Delaware law does not require shareholder approval of a corporation’s financial statements.

Under English law, the annual accounts, which in the case of a listed company include a directors’ report, a separate corporate governance statement, a strategic report, a directors’ remuneration report and an auditors’ report, must be approved by the board of directors in accordance with their normal rules on decision making. The accounts must be signed off by the auditors, approved by the board and signed by a director on behalf of the board and filed with the Registrar of Companies of England and Wales.

The Orange Board must lay the annual accounts before a general meeting. At the general meeting, there must be proposed an ordinary resolution to approve the directors’ remuneration report.

At least every three years, the directors are required to submit to the shareholders for their approval, a directors’ remuneration policy, which will set binding limits on directors’ remuneration until the next policy approval.

Appraisal/Dissenters’ Rights

Under Delaware law, when a corporation participates in certain mergers or consolidations, a shareholder of the corporation, may, in various circumstances, be entitled to the right of appraisal, by which the shareholder, after properly exercising such appraisal rights, will be entitled to receive in cash the fair market value of the shares held by such shareholder as determined by the Delaware Court of Chancery, in lieu of the consideration that would otherwise be received as a result of the merger.

There is no mandatory provision in English law for appraisal rights. Such rights could, in theory, be provided for in the articles of association or in a shareholders’ agreement. The Orange Articles do not provide for appraisal/dissenters’ rights.

However, English law provides dissenter’s rights, which permit a shareholder to object to a court in the context of the compulsory acquisition of minority shares.

CCE	Orange
Under the DGCL, appraisal is not available with respect to shares that are listed on a national securities exchange or that are held by more than 2,000 shareholders of record. However, this “market out” exception to appraisal does not apply if the holders of such shares are required by the terms of the merger to accept for such shares anything other than shares of the surviving corporation, shares of any other corporation that would satisfy the exception’s listing or liquidity standards, cash in lieu of fractional shares or any combination of the preceding forms of consideration.

Preemptive Rights

Under the DGCL, shareholders have preemptive rights to acquire newly issued capital stock of a corporation only if such right is set forth in the corporation’s certificate of incorporation.

The CCE Charter states that no stockholder shall have any preemptive rights. No issued and outstanding CCE Common Stock is subject to preemptive rights under the CCE Charter, the CCE By-Laws, or any agreement or document to which CCE is a party or by which it is bound.

Under the Companies Act, the issuance of equity securities (except shares held under an employees’ share scheme) that are to be paid for wholly in cash must be offered first to the existing holders of equity securities in proportion to the respective nominal amounts (i.e., par value) of their holdings on the same or more favorable terms, unless a special resolution to the contrary has been passed or the articles of association otherwise provide an exclusion from this requirement (which exclusion can be for a maximum of five years after which shareholders’ approval would be required to renew the exclusion). In this context, equity securities generally means shares other than shares that, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution, which, in relation to Orange, will include the Orange Shares, and all rights to subscribe for or convert securities into such shares.

There are also certain restrictions on the issue of securities on a non-preemptive basis under the Shareholders’ Agreement (as more particularly described above).

Amendments to Articles of Association or Articles of Incorporation

Under the DGCL, the board of directors is required to approve any amendments to a corporation’s certificate of incorporation and, with limited exceptions, must submit the amendments to shareholders for adoption.	Under English law, the shareholders may amend any provision of the articles of association of a public limited company, other than “entrenched provisions” by special resolution at a general meeting. The full text of the special resolution must be included in the notice of the meeting.

Under the DGCL, an amendment to the certificate of incorporation that has been approved by the board of directors must generally be adopted by holders of a majority of the shares of outstanding stock entitled to vote thereon. The CCE Charter requires amendments to the certificate of incorporation to be adopted by the vote of holders of 66-2/3% of all outstanding shares of CCE Common Stock.	An “entrenched provision” of the articles of association is a provision that may be amended or repealed only if certain conditions are complied with. These conditions are more restrictive than those applied to a special resolution (e.g., a higher majority than the threshold for a special resolution, being 75%). Entrenchment does not prevent alteration to the articles by unanimous consent of the shareholders.

CCE	Orange
The CCE Charter may be amended in accordance with the DGCL.	The Orange Articles contain entrenched provisions, whereby articles 73, 78(B), 78 (C), 78(D), 78(E), 82(A), 84(F), 86 (D), 86(E) 97(B), 103, 104(A), 106(A) to (E), 106(G), the proviso in 109(A), 109(B), 109(C), 137(A) and 138 may only be amended with the prior consent of (i)Red, if Red’s Equity Proportion is at least 10% and (ii) Olive HoldCo, if Olive HoldCo’s Equity Proportion is at least 15%. Furthermore, articles 75(B), 79(A), 106(A), 106(C)(iii), 106(D)(a),109(B),109(C),137(B) and 138 may only be amended with the prior consent of a majority of the independent directors.

Number of Directors

The CCE By-Laws give the CCE Board the power to choose the number of directors from time to time, so long as the number is not less than three nor more than fifteen.

Under English law, there must be at least two directors, at least one of whom is a natural person.

The Orange Articles provide that the number of directors shall be not less than two nor more than seventeen. The initial board of directors will be comprised of seventeen directors.

Election of Directors

The CCE By-Laws provide that the CCE Directors are elected at the annual meeting of CCE Shareholders. Except as otherwise provided by law, the CCE Charter or the CCE By-Laws, each CCE Director will serve until the next succeeding annual meeting of shareholders and until his or her successor is elected and qualified.

Under the DGCL, a company may elect to have a classified board in its charter, initial bylaws, or bylaws adopted by its shareholders. Under the DGCL and NYSE rules, a company may have no more than three classes of directors, each serving for no more than a three-year term.

Subject to the next paragraph, directors are appointed by one of the following methods (i) by ordinary resolution of the shareholders, or (ii) by a decision of the directors.

Under the Orange Articles, Olive HoldCo and Red each have the right to nominate a specified number of directors if their respective Equity Proportions (as defined in the Shareholders’ Agreement) are 5% or more of the Orange Shares. The majority of the directors on the board must be independent.

English law permits a company to provide for terms of different lengths for its directors.

Under the Orange Articles, with respect to the Initial INEDs:

(i) three Initial INEDs will hold office until the annual general meeting of Orange to be held in 2019. If re-elected, such INEDs will stand for re-election at each annual general meeting of Orange;

(ii) an additional three Initial INEDs will hold office until the annual general meeting of Orange to be held in 2020. If re-elected, such INEDs will stand for re-election at each annual general meeting of Orange; and

(iii) the remaining three Initial INEDs will hold office until the annual general meeting of Orange to be held in 2021. If re-elected, such INEDs will stand for re-election at each annual general meeting of Orange.

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The Orange Board will determine the specific three Initial INEDs whose initial terms will end in each of 2019, 2020 and 2021.

Mr. Brock will be the initial Chief Executive Officer and a director of Orange. The initial Chief Executive Officer will hold office as a director of Orange so long as he is Chief Executive Officer of Orange. He will hold office as Chief Executive Officer for an initial term commencing on the Completion and ending on the 12-month anniversary thereof. At the end of his initial term, the Orange Board may approve a three-month extension of his initial term. Any other extension of the term for the initial Chief Executive Officer will be subject to the approval of the Orange Board including (i) if Olive HoldCo’s Equity Proportion is at least 15%, at least one Olive HoldCo Nominated Director and (ii) if Red’s Equity Proportion is at least 10%, at least one Red Nominated Director.

Ms. Daurella will be the initial Chairman of Orange. The initial Chairman will hold office as Chairman and director of Orange by appointment of Olive HoldCo and her term could extend until the annual general meeting of Orange to be held in 2025. As initial Chairman, she will hold office for an initial term, commencing at the Completion and ending on the date of the annual general meeting of Orange to be held in 2019. Thereafter, she will continue to serve as the initial Chairman for up to two further three-year terms (unless the Orange Board (other than Olive HoldCo Nominated Directors) unanimously resolves otherwise), so long as, at the end of the prior three-year term, Olive HoldCo’s Equity Proportion is at least 25% or she is otherwise appointed by the Orange Board.

Under the CCE By-Laws, a nominee is elected to the CCE Board if the votes cast for the nominee’s election exceed the votes cast against such nominee’s election; however, if the number of nominees exceeds the number of directors to be elected, director elections will be determined by a plurality of the votes cast.	Subject to the rights of each of Olive HoldCo and Red to nominate and remove a specified number of directors if their respective Equity Proportions are 5% or more of the Orange Shares (as more particularly described above), only persons who have been recommended by the directors or proposed by a shareholder may be appointed director. Directors that are proposed to be elected at a shareholder meeting must be elected individually pursuant to separate proposals by way of ordinary resolution at the special meeting; more than one director cannot be elected under the same shareholder proposal.

Directors can be removed from office at any time by ordinary resolution, at a general meeting, provided that 28 clear days’ notice of the resolution is given to Orange.

Under English law, any agreement under which a director agrees to perform services (as a director or otherwise) for a company or its subsidiaries is defined as a service

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agreement. Service agreements with a guaranteed term of more than two years require prior approval at a general meeting.

Under the Orange Articles, the company may also by special resolution remove any director before the expiration of his term.

Vacancies on the Board of Directors

Under the CCE By-Laws and the DGCL, newly created positions on the CCE Board resulting from (i) an increase in the number of Directors and (ii) any other vacancy, other than a vacancy resulting from the removal of a director which may be filled in the first instance with the shareholders, may be filled by a vote of the majority of the CCE Directors then in office, provided that a quorum exists, or by a sole remaining director. A director elected to fill a vacancy serves until the next succeeding annual meeting of shareholders and until his or her successor is elected and qualified.	Subject to the rights of each of Olive HoldCo and Red to nominate (and to replace) a specified number of directors (if their respective Equity Proportions are 5% or more of the Orange Shares), vacancies may be filled by ordinary resolution by the shareholders or by appointment by the board of directors.

Under the DGCL, the holders of a majority of shares then entitled to vote may remove any director with or without cause, subject to certain exceptions.

Under English law, any or all of the directors of Orange may be removed with or without cause by ordinary resolution and with special notice (meaning that notice of the resolution must have been given to Orange at least 28 clear days before the meeting at which a director is to be removed).

A director has the right to make reasonable written representations that the company must circulate to shareholders, as to why he or she should not be removed. The director also has the right to speak at the general meeting.

Under the Orange Articles, the company may also by special resolution remove any director with or without cause and without the need for special notice.

Red and/or Olive HoldCo may also cause a director to resign, in accordance with the Shareholders’ Agreement and Orange Articles, upon any reduction in the number of Red or Olive designees to which Red and/or Olive are entitled.

Action by Written Consent

Under the DGCL, shareholders are permitted to take action without a meeting by written consent unless otherwise provided in the certificate of incorporation; however the CCE Charter states that any action required or permitted to be taken by stockholders at a meeting may not be made by written consent.	Under English law, except for the purposes of approval of a variation of rights attaching to special classes of shares, the members of a public company cannot decide upon, or take any action, by written consent. All decisions must be taken at the general meeting.

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Under the CCE By-Laws, any action of the CCE Board may be taken without a meeting if written consent to the action signed by all members of the CCE Board is filed with the minutes of the CCE Board.	Any action of the Orange Board may be taken without a meeting if a resolution in writing is agreed by all the Directors entitled to receive notice of a meeting of the Orange Board and whose vote would have been counted on the resolution at a meeting of the Orange Board (if that number is sufficient to constitute a quorum). Such a resolution in writing is as valid and effectual as if it had been passed at a meeting of the Orange Board.

Annual Shareholders Meetings

Under the CCE By-Laws, annual meetings of the CCE Shareholders are held at such place, date and time as is designated by the CCE Board. At each annual meeting the shareholders elect directors and transact such other business as may properly be brought before the meeting.	Under English law, Orange will be required to hold an annual general meeting of shareholders within six months of the day following the end of its fiscal year.

Written notice of each annual meeting of CCE Shareholders, stating the place, date and time of the meeting, must be given to CCE Shareholders. The written notice must be given not less than 10 days nor more than 60 days before the date of the meeting to each shareholder entitled to vote at the annual meeting.

Orange will be required to hold annual general meetings in accordance with English law. Under the Companies Act, Orange shareholders must be given 21 clear days’ notice in the case of an annual general meeting and 14 clear days’ notice in the case of any other meeting.

Notice of each annual general meeting of Orange shareholders must state: (i) that the special meeting is an annual general meeting; (ii) the place, date and time of the meeting; (iii) the general business of the meeting to be transacted; and (iv) in the case of a meeting to pass a special resolution, the intention to propose the resolution as a special resolution and the full text of the special resolution.

Advance Notice Requirements for Shareholder Nominations and Other Proposals

Delaware law and the CCE By-Laws provide that CCE Shareholders may request shareholder resolutions and director nominations to be voted upon at an annual meeting. The CCE By-Laws state that shareholders bringing proposals must provide notice to the secretary of CCE at CCE’s principal executive offices not earlier than the close of business on the 120th calendar day nor later than the close of business on the 90th calendar day prior to the anniversary of the previous year’s annual meeting. If the annual meeting has been moved more than 30 calendar days prior to or 70 calendar days after the anniversary of the previous year’s annual meeting, then the request must be delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and no later than the close of business on the later of either (i) the 90th calendar day prior to such annual meeting and (ii) the 10th calendar day after the day on which CCE first publicly announces the annual meeting.

Under English law, Orange shareholders may request shareholder resolutions and director nominations to be voted upon at a general meeting.

Under English law, the directors are required to call a general meeting once Orange has received requests to do so from shareholders representing at least 5% of such of the paid-up capital of Orange as carries the voting rights at general meetings of Orange (excluding any paid-up capital held as treasury shares). If the Orange Board is required to call a general meeting of Orange, the directors must do so within 21 days from the date on which they become subject to the requirement and such meeting must be held on a date not more than 28 days after the date of the notice convening the meeting.

Under English law, the shareholders of Orange may require Orange to give, to shareholders of Orange entitled to receive notice of the next annual general meeting, notice of a resolution that may properly be moved and is intended to be moved at that meeting. Orange will be required to give notice of a resolution once it has received requests that it do so from shareholders representing at least 5% of the total

CCE	Orange
voting rights of all the shareholders who have a right to vote on the resolution at the annual general meeting to which the request relates (excluding any voting rights attached to any shares in Orange held as treasury shares) or at least 100 shareholders who have a right to vote on the resolution at the annual general meeting to which the requests relate and hold shares in Orange on which there has been paid up an average sum, per member, of at least £100. A request must be received by Orange not later than six weeks before the annual general meeting to which the request relates, or if later, the time at which notice is given of that meeting.

Candidates for director who are properly recommended by the shareholders will be evaluated in the same manner as any other candidate for Director.

Candidates for director who are properly recommended by the shareholders will be evaluated in the same manner as any other candidate for Director.

Under English law, Orange shareholders may require the company to circulate to any members entitled to receive notice of a general meeting, a statement of not more than 1000 words in relation to a proposed resolution or any other business to be dealt with at a general meeting. Orange is required to circulate the statement once it has received requests to do so from members representing at least 5% of the total voting rights of all the members who have a relevant right to vote or from at least 100 shareholders who have a relevant right to vote and hold shares in Orange on which there has been paid up an average sum, per member, of at least £100. A request must be received by Orange at least one week before the meeting to which it relates.

Notice of Shareholder Meeting: Record Date

Under the CCE By-Laws, the CCE Board may fix a date as the record date for determination of the shareholders entitled to notice of or to vote at any meeting of shareholders, or to express consent to, or dissent from, any proposal without a meeting, or to receive payment of any dividend or allotment of any rights, or to take or be the subject of any other action. The record date must be not less than 10 nor more than 60 days before the date of the meeting, nor more than 60 days prior to the proposed action. If no record date is fixed, the record date will be as provided by law. A determination of CCE Shareholders entitled to notice of or to vote at any meeting of shareholders that has been made as provided in the CCE By-Laws will apply to any adjournment of the meeting, unless the CCE Board fixes a new record date for the adjourned meeting.	Under English law, an annual general meeting must be called by not less than 21 clear days’ notice (i.e., excluding the date of receipt or deemed receipt of the notice and the date of the meeting itself). All other general meetings must be called by not less than 14 clear days’ notice. Shorter notice may be agreed to by a majority in number of the shareholders having the right to attend and vote at the special meeting, being a majority who together hold not less than 95% in nominal value of the shares given that right. Notice required for an adjourned meeting may be shorter than the notice set forth above, unless the adjourned meeting is to take place three-months or more after it was adjourned or if the general nature of the business to be transacted at an adjourned meeting was not stated in the notice of the original meeting.

Under CCE’s By-Laws, CCE is for all purposes entitled to treat a person registered on its books as the owner of those shares, with the exclusive right, among other things, to receive dividends	The notice of a general meeting must be given to the shareholders, to the Orange Board, to the beneficial owners nominated to enjoy information rights under the Companies Act and to the auditors. Under English law the notice of a

CCE	Orange
and to vote with regard to those shares, and CCE will not be bound to recognize any equitable or other claim to or interest in shares of its stock on the part of any other person, whether or not CCE has notice of the claim or interest of the other person, except as otherwise provided by the DGCL.	general meeting must specify a time by which a person must be entered on the register in order to have the right to attend or vote at the special meeting. Changes to entries on the register after the time specified in the notice will be disregarded in deciding the rights of any person to attend or vote.

Special Meeting of Shareholders

Under the CCE By-Laws, special meetings of CCE Shareholders may be called at any time for any purpose by the CCE Board, Chairman of the CCE Board or by the Chief Executive Officer.	Under English law, the directors may call a general meeting whenever they see fit.

Written notice of each special meeting of CCE Shareholders, stating the place, date and time of the meeting and the purpose of the meeting, must be given to CCE Shareholders. The written notice must be given not less than 10 days nor more than 60 days before the date of the meeting to each shareholder entitled to vote at the special meeting.

Under English law, the directors are required to call a general meeting if requested by shareholders representing at least 10% of the paid-up capital of Orange as carries the right of voting at general meetings (excluding any paid-up capital held as treasury shares). Such meeting must be called within 21 days from the date on which the directors become subject to the requirement, and held on a date not more than 28 days after the date of the notice calling the meeting.

The meeting may only deal with the business stated in the request by shareholders, or as proposed by the directors.

If the directors fail to call the general meeting requested by the shareholders, the shareholders who requested the meeting, or any of them representing more than one half of the total voting rights of all of them, may themselves call a general meeting. Such meeting must be called for a date not more than three-months after the date on which the directors become subject to the requirement to call a meeting. Any reasonable expenses incurred by the shareholders requesting the meeting by reason of the failure of the directors duly to call a meeting must be reimbursed by the company.

Quorum

The CCE By-Laws state that the presence in person or by proxy of holders of a majority of the shares entitled to vote at a meeting of shareholders will be necessary, and will constitute a quorum, for the transaction of business at such meeting. If a quorum is not present, the holders of a majority of the CCE Common Stock entitled to vote at the meeting present in person or represented by proxy may adjourn the meeting from time to time until a quorum is present. Under the DGCL and the CCE By-Laws, an adjourned meeting may be held later without notice other than announcement at the meeting, unless the adjournment is for more than thirty days or a new	Subject to the U.K. Companies Act 2006, the necessary quorum for a general meeting of shareholders is the shareholders who together represent at least a majority of the voting rights of all the shareholders entitled to vote at the meeting, present in person or represented by proxy, save that if Orange has only one shareholder entitled to attend and vote at the general meeting, then one shareholder present in person or by proxy at the meeting and entitled to vote is a quorum.

CCE	Orange
record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting must be given to each shareholder of record entitled to vote at the adjourned meeting.

Limitation of Personal Liability of Directors

The DGCL authorizes corporations to limit or eliminate, subject to certain exceptions, the personal liability of directors to corporations and their shareholders for monetary damages for breach of their fiduciary duties.	Subject to the matters more particularly described in “Indemnification of Directors and Officers” below, under English law, any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Under the CCE Charter, a CCE Director is not personally liable to CCE or the CCE Shareholders for monetary damages for any breach of fiduciary duty by such director as a director, except to the extent not permitted under the DGCL.	Shareholders can ratify by ordinary resolution a directors’ conduct amounting to negligence, default, breach of duty or breach of trust in relation to Orange.

CCE’s bylaws provide that CCE may maintain insurance to cover liabilities of CCE and any director, officer, employee or agent.	The Orange Articles provide that Orange may purchase and maintain insurance to cover liabilities of any director or former director of Orange or any associated company.

Indemnification of Directors and Officers

CCE’s by-laws provide that CCE will indemnify each person who is made a party to any action, suit or proceeding (civil, criminal, administrative or investigative) by reason of the fact that they are a current or former director, officer or employee or is or was serving at the request of CCE as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, to the fullest extent allowed by Delaware law for all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA, excise taxes or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection with such action, suit or proceeding.	Subject to certain exceptions, English law does not permit Orange to indemnify a director against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to Orange. The exceptions allow Orange to: (1) purchase and maintain director and officer insurance insuring its directors or the directors of an “associated company” (i.e., a company that is a parent, subsidiary or sister company of Orange) against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company of which he is a director; (2) provide a qualifying third party indemnity provision that permits Orange to indemnify its directors and directors of an associated company in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment), except for (i) the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the company or an associated company, or the legal costs incurred in connection with certain specified applications by the director for relief where the court refuses to grant the relief (ii) fines imposed in criminal proceedings, and (iii) penalties imposed by regulatory bodies; (3) loan funds to a director to meet expenditure incurred defending civil and criminal proceedings against him or her (even if the action is brought by the company itself), or expenditure incurred applying for certain specified relief, subject to the requirement that the loan must be on terms that it is repaid if the defense or application for relief is unsuccessful; and (4) provide a

CCE	Orange
qualifying pension scheme indemnity provision, that allows the company to indemnify a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with such director’s activities as a trustee of the scheme (subject to certain exceptions).

The Orange Articles provide that, to the fullest extent permitted by the Companies Act, Orange may indemnify any director or former director of Orange or any associated company against any liability.

Certain Business Combination Restrictions

Under the DGCL, in general, the affirmative vote of a majority of the outstanding voting power of a corporation entitled to vote on the matter is required to amend the certificate of incorporation and approve mergers and consolidations involving the incorporation (with certain exceptions), the dissolution of the corporation and the sale, lease or exchange of all or substantially all of the assets of the corporation. The CCE Charter specifies that an affirmative vote of the holders of at least 66 2⁄3% of the voting power of CCE is required to amend the certificate of incorporation.	There are no equivalent legal restrictions under English law or the Orange Articles.

The DGCL does not require a shareholder vote of a surviving corporation in a merger pursuant to § 251(f) of the DGCL where: (1) the surviving corporation’s certificate of incorporation is not amended; (2) each share of stock of the surviving corporation outstanding prior to the merger will be an identical outstanding or treasury share of the surviving corporation after the merger; and (3) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock will be issued or delivered under the plan of merger, or the number of shares of common stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan does not exceed 20% of the shares of common stock of the surviving corporation outstanding prior to the merger.

Under the DGCL, unless expressly required by a corporation’s certificate of incorporation, no shareholder vote of a constituent corporation with shares listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the Merger Agreement in a merger pursuant to § 251(h) is

CCE	Orange
required if: (1) the Merger Agreement expressly permits the merger to be effected under § 251(h) and provides for the merger to be effected as soon as practicable following the completion of the tender or exchange offer; (2) the tender or exchange offer is, subject to certain exceptions, for any and all of the outstanding stock of such constituent corporation that otherwise would be entitled to vote on the adoption of the Merger Agreement; (3) following consummation of the offer, the stock owned by the corporation consummating the offer (including the stock irrevocably accepted for purchase or exchange pursuant to the offer) equals at least the percentage of stock that, absent § 251(h), would be required to vote for adoption of the Merger Agreement (under both the DGCL and any applicable charter provision of the constituent corporation); (4) the corporation consummating the offer merges with or into the constituent corporation; and (5) each outstanding share of each class or series of stock of the constituent corporation that was not accepted for purchase or exchange in the offer is converted in the merger into the right to receive the same consideration to be paid for the stock accepted for purchase or exchange pursuant to the offer.

Under the DGCL, if a parent entity owns 90% of the outstanding shares of each class of stock of a subsidiary corporation that otherwise would be entitled to vote on such merger, such corporation may be merged into its parent without the approval of shareholders of either entity.

Conflict of Interest Transactions

Under Delaware law, the standards of conduct for directors have developed through written opinions of the Delaware courts. Generally, directors of a Delaware corporation must discharge their duties with due care and loyalty, in good faith and in a manner reasonably believed to be in the best interests of the corporation. In discharging their duties, such directors are entitled to rely in good faith on information provided by officers or employees, committees of the board of directors or other persons as to matters reasonably believed to be within such persons’ professional or expert competence and provided such persons are selected by or on behalf of the corporation with reasonable care. A party challenging the propriety of a decision of a board of directors typically bears the burden of rebutting the	Under English law, a director is under a duty to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of Orange and is obliged to declare his or her interest in a proposed or existing transaction to the other directors. It is an offense to fail to declare an interest in an existing transaction or arrangement.

CCE	Orange
applicability of the presumptions afforded to directors by the “business judgment rule,” which presumes that the director acted in accordance with the duties of care and loyalty. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions.

When the board of directors of a Delaware corporation enters into a change-in-control transaction, the presumptions of the business judgment rule do not apply initially. Rather, a Delaware court will utilize a heightened standard of review, which is designed to ensure that the directors acted reasonably to seek the transaction offering the best value reasonably available to the corporation’s shareholders. A Delaware court applying this heightened standard will evaluate whether the directors made a reasonable decision, not a perfect decision. The Delaware courts have stated that there is “no single blueprint” for fulfilling the duty to maximize shareholder value.	The duty to avoid a conflict of interest is not infringed if the situation cannot reasonably be regarded as likely to give rise to a conflict of interest or if the matter has been authorized by the directors.

Under Delaware law, certain transactions in which a director has an interest are not void or voidable simply because of such interest, provided that certain conditions are met, such as obtaining the approval of disinterested directors or shareholders after full disclosure or establishing that such transaction was fair to the corporation.	Provided that the director has declared his interest to the other directors, a director notwithstanding his office may, generally (i) be a party to, or otherwise interested in, any transaction or arrangement with the company or in which the company is directly or indirectly interested; (ii) hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period and upon such terms, including as to remuneration, as to the board of directors may decide; (iii) act by himself or through a firm with which he is associated in a professional capacity for the company or any other company in which the company may be interested (otherwise than as auditor), (iv) be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise be interested in, any holding company or subsidiary company of the company, or any other company in which the company may be interested; or (v) be a director of any other company in which the company does not have an interest and that cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a director of that other company.

Rights of Inspections

Under Delaware law, a corporation is required to prepare, at least 10 days before a shareholders’ meeting, a list of shareholders entitled to vote at the meeting, arranged in alphabetical order, showing the address of each shareholder and the	Under English law, a company must retain and keep available for inspection by shareholders free of charge, and by any other person on payment of a prescribed fee, its register of members. It must also keep available for inspection by shareholders free of charge records of all

CCE	Orange
number of shares registered in the name of each shareholder. The list must be open to the examination of any shareholder for any purpose germane to the meeting for a period of at least 10 days before the meeting either (1) on a reasonably accessible electronic network or (2) during ordinary business hours, at the principal place of business of the corporation. The list is also required to be made available for inspection during the shareholders meeting by any shareholder who is present.	resolutions and meetings by shareholders and for a fee, provide copies of the minutes to shareholders who request them.

Under Delaware law, a shareholder has the right during normal business hours to inspect and make copies and extracts from the corporation’s stock ledger, a list of the corporation’s shareholders and other books and records of the corporation, after making a written demand under oath stating the purpose for such inspection, so long as the purpose is reasonably related to the person’s interest as a shareholder.	In each case, the records should be kept for at least ten years. These records may be kept in electronic form, as long as they are capable of being produced in hard copy form. A public company must make its records available for inspection for at least two hours between 9 am and 5 pm on each working day.

Shareholder Suits

Under Delaware law, shareholders may bring derivative actions on behalf of the corporation to enforce the rights of the corporation. Before bringing an action, a shareholder plaintiff is required to make a demand on the directors of the corporation to assert the claim, unless the shareholder is able to show that making such a demand would be futile. To maintain a derivative suit, a person must have been a shareholder at the time of the transaction that is the subject of the suit and must also generally maintain status as a shareholder throughout the duration of the suit. In certain circumstances, class action lawsuits are available to shareholders.

While English law only permits a shareholder to initiate a lawsuit on behalf of the company in limited circumstances, and requires court permission to so, it does permit a shareholder to apply to court for permission to bring a claim against Orange on the grounds that: (1) Orange’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim; or (2) any act or omission of Orange is or would be so prejudicial.

The U.K. Limitation Act 1980 imposes a limitation period, with certain exceptions, for bringing civil claims. The period is six years for actions in contract and tort, and twelve years for breach of any obligation contained in a deed. The period starts to run on the date that the action accrued. In the case of contract, this is the date on which the breach occurred, and in tort this is the date on which the damage occurred (though the period for actions arising from torts may be extended in certain circumstances).

Under English law, the proper claimant for wrongs committed against the company, whether by directors or third parties, is the company itself. However, under Part 11 of the Companies Act, a shareholder may bring a derivative claim against a director or third party or both in respect of an actual or proposed act or omission involving negligence, default, breach of duty or breach of trust by a director.

CCE	Orange
Restrictions on Business Combinations

Subject to certain exceptions, Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such person becomes an interested stockholder. With certain exceptions, an “interested stockholder” is defined as (1) a person or group who beneficially owns 15% or more of the corporation’s outstanding voting stock or who is an affiliate or associate of the corporation and was the beneficial owner of 15% or more of such voting stock at any time within the previous three years and (2) the affiliates and associates of such person. For purposes of DGCL § 203, the term “business combination” is defined broadly to include: (1) mergers or consolidations with or caused by the interested stockholder; (2) sales, leases, exchanges, mortgages, pledges, transfers or other dispositions to the interested stockholder, except proportionately with the other shareholders, of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation’s consolidated assets or its outstanding stock; (3) subject to certain exceptions, the issuance or transfer by the corporation or a subsidiary of stock of the corporation or of such subsidiary to the interested stockholder; (4) any transaction that has the effect of, directly or indirectly, increasing the proportionate share of stock of any class or series, or securities convertible into the stock of any class or series of the corporation owned by the interested stockholder except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused by the interested stockholder; or (5) receipt by the interested stockholder, except proportionately as a shareholder, directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.	There is no equivalent limitation under English law.

The three-year waiting period does not apply, however, if any of the following conditions are met: (1) the board of directors approved either the Merger or the transaction that resulted in such shareholder becoming an interested stockholder before the shareholder became an interested

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stockholder; (2) upon completion of the transaction that resulted in the shareholder becoming an interested stockholder, such shareholder owned at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced, with certain exclusions; or (3) at or after the time the shareholder became an interested stockholder, the Merger is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

FUTURE SHAREHOLDER PROPOSALS

Orange

Under English law, Orange shareholders may request shareholder resolutions and director nominations to be voted upon at a general meeting.

Under English law, the directors are required to call a general meeting once Orange has received requests to do so from shareholders representing at least 5% of such of the paid-up capital of Orange carrying the voting rights at general meetings of Orange (excluding any paid-up capital held as treasury shares). The shareholders can also require resolutions to be put before a general meeting that they have convened. If the Orange Board is required to call a general meeting of Orange, then it must do so within 21 days from the date on which it became subject to the requirement, and such meeting must be held on a date not more than 28 days after the date of the notice convening the meeting.

Under English law, the shareholders of Orange may require Orange to give, to shareholders of Orange entitled to receive notice of the next annual general meeting, notice of a resolution that may properly be moved and is intended to be moved at that meeting. Orange will be required to give notice of a resolution once it has received requests that it do so from shareholders representing at least 5% of the total voting rights of all the shareholders who have a right to vote on the resolution at the annual general meeting to which the request relates (excluding any voting rights attached to any shares in Orange held as treasury shares) or at least 100 shareholders who have a right to vote on the resolution at the annual general meeting to which the requests relate and hold shares in Orange on which there has been paid up an average sum, per member, of at least £100. A request must be received by Orange not later than six weeks before the annual general meeting to which the request relates, or if later, the time at which notice is given of that meeting.

Under the Orange Articles, if the number of directors is reduced below the minimum number fixed by the Orange Articles or is below the number fixed by the Orange Articles as the quorum, or there is only one continuing director, the continuing directors or director may fill the vacancies and summon a general meeting for the purpose of appointing further directors. If there are no directors able or willing to act, then any two shareholders (excluding any shareholder holding shares as treasury shares) may summon a general meeting for the purpose of appointing directors.

CCE

CCE intends to hold an annual meeting of CCE Shareholders on April 26, 2016.

The deadline for submitting a shareholder proposal to be considered for inclusion in CCE’s proxy statement under Exchange Act Rule 14a-8 for CCE’s 2016 annual meeting of shareholders was November 4, 2015. However, if the date of the 2016 annual meeting of shareholders is changed by more than 30 days from the anniversary of the date of the 2015 annual meeting of shareholders, then the proposal must be received in writing no later than a reasonable time before CCE begins to print and send its proxy materials. In addition, any shareholder intending to propose any business at CCE’s 2016 annual meeting, other than a proposal presented under Rule 14a-8, must have given notice to CCE’s corporate secretary after December 31, 2015, but on or before January 29, 2016, (unless the 2016 annual meeting is not scheduled to be held within the period between March 30 and July 8, in which case the CCE By-Laws prescribe an alternate deadline).

You are advised to review the CCE By-Laws, which contain additional requirements about advance notice of shareholder proposals and director nominations. The CCE By-Laws are available on its website at https://www.cokecce.com.

LEGAL MATTERS

Certain legal matters relating to the validity of Orange Shares to be issued in connection with the Combination will be passed upon by Slaughter and May. Certain U.S. federal income tax consequences will be passed upon for Orange by Sutherland Asbill & Brennan LLP.

EXPERTS

The consolidated financial statements of Coca-Cola Enterprises, Inc. appearing in Coca-Cola Enterprises, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2015 and the effectiveness of Coca-Cola Enterprises, Inc.’s internal control over financial reporting as of December 31, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated in this Proxy Statement of Coca-Cola Enterprises, Inc. that is made a part of the Registration Statement (Form F-4) and Prospectus of Coca-Cola European Partners Limited by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young LLP is 55 Ivan Allen Jr. Boulevard, Atlanta, Georgia 30308, United States.

The consolidated financial statements of Coca-Cola Iberian Partners, S.A.U. as of December 31, 2015, December 31, 2014 and December 31, 2013 and for the years then ended, included in this proxy statement/prospectus have been audited by Deloitte, S.L., independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte, S.L. is Plaza Pablo Ruiz Torre Picasso 1, Madrid, Spain 28020.

The consolidated financial statements of Coca-Cola Erfrischungsgetränke GmbH as of December 31, 2015, and December 31, 2014 and for each of the three years in the period ended December 31, 2015, included in this proxy statement/prospectus, have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft is Friedrichstraße 140, 10117 Berlin, Germany.

ENFORCEABILITY OF CIVIL LIABILITIES

Orange is organized under the laws of England and Wales and with its principal executive offices located in London. A majority of its directors and senior management, and some of the experts named in this proxy statement/prospectus, currently reside outside the United States. A substantial portion of its assets and the assets of these individuals are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon non-U.S. resident directors or upon Orange, or it may be difficult to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal or state securities laws against Orange.

For a detailed discussion of the rights of stockholders under Delaware law and shareholders under English law in relation to the bringing of stockholder/shareholder suits see “Comparison of the Rights of Holders of CCE Common Stock and Orange Shares” in this proxy statement/prospectus. In particular, under English law, the proper claimant for wrongs committed against Orange, including by the Orange directors, is considered to be Orange itself. English law only permits a shareholder of a company to initiate a lawsuit on behalf of that company in limited circumstances, and requires court permission to do so.

England

The following discussion with respect to the enforceability of certain U.S. court judgments in England and Wales is based upon advice provided to us by CCE’s English counsel, Slaughter and May. The United States and England currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (as opposed to arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not automatically be recognized or enforceable in England and Wales. In order to enforce any U.S. judgment in England and Wales, proceedings must be initiated by way of common law action before a court of competent jurisdiction in England and Wales. In a common law action, an English court generally would not reinvestigate the merits of the original matter decided by a U.S. court and may order summary judgment on the basis that there is no arguable defense to the claim for payment. The entry of an enforcement order by an English court is conditional, among other things, upon the following:

•	the U.S. court having had jurisdiction over the original proceeding according to English conflict of laws principles;

•	the judgment being final and conclusive on the merits and being for a debt or a definite sum of money;

•	the judgment not contravening English public policy;

•	the judgment being not for a sum payable in respect of taxes or other charges of a like nature, or in respect of a fine or penalty;

•	the judgment is not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained; and

•	the judgment having not been obtained by fraud or in breach of the principles of natural justice.

Enforcement proceedings would normally be required to be commenced within six years of the date on which the U.S. judgment became enforceable. In addition, it is questionable whether an English court would accept jurisdiction and impose civil liability if proceedings were commenced in England or Wales predicated solely upon U.S. federal securities law.

Orange may comply with a U.S. judgment voluntarily, but, if it were not to do so, you would have to apply to an English court for an original judgment. Consequently, it could prove difficult to enforce civil liabilities solely based on U.S. securities law in England. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in England, and English courts are unlikely to enforce any U.S. judgments for specific performance.

Spain

A final judgment obtained outside of Spain (and, in particular, in the United States) against a Spanish resident, would be recognized and enforced in accordance with the Spanish Law of Civil Procedure 1/2000 of January 7, 2000 by the courts of Spain in the following situations:

•	according to the provisions of any applicable treaty, there being none currently in existence between Spain and the United States for these purposes;

•	in the absence of any such treaty, the judgment would be enforced in Spain if it satisfies all of the following requirements in compliance with the Spanish Law on International Legal Cooperation on Civil Matters 29/2015, of 30 July 2015;

•	there is no Royal Decree issued by the Spanish Government limiting the legal cooperation with the State where the judgment was issued (currently there is no such Royal Decree related to the United States);

•	the documentation prepared for the purposes of requesting the enforcement meets all the legal requirements under the law of the jurisdiction in which the judgment was rendered in order to be considered an authentic judgment and it also meets all requirements under the laws of Spain to be admitted (i.e. the judgment is final, and a literal, authentic, sworn Spanish translation and apostilled copy is provided);

•	the judgment may not be contrary to Spanish public policy;

•	the rights of defense of the defendant shall have been protected where the judgment was rendered, including, but not limited to, a proper service of process carried out with sufficient time for the defendant to prepare its defense;

•	it is not incompatible with a judgment rendered in Spain or previously rendered in another country, provided that in the latter case the judgment meets the relevant conditions to be recognized in Spain;

•	when rendering the judgment the courts rendering it did not infringe an exclusive ground of jurisdiction provided for under Spanish law or imposed their jurisdiction without a reasonable connection with the dispute, and the choice of court is not fraudulent;

•	there may not be a pending proceeding between the same parties and in relation to the same issues in Spain.; and

•	the obligation that the petitioner tries to execute has to be lawful in Spain.

Any party wishing to have a U.S. ruling recognized or enforced in Spain must file an application seeking declaration of the enforceability of the U.S. resolution (exequatur) which must be filed with the relevant Spanish First Instance Court (Juzgado de Primera Instancia) or Commercial Court (Juzgado de lo Mercantil). The defendant and the Public Prosecutor (Ministerio Fiscal) will be heard by the court in the exequatur proceedings before rendering a decision. The Spanish courts may order payment of the amount due and payable by the Spanish resident in a currency other than Euro. However, the court costs and interest deriving from the enforcement proceedings will be payable in Euro.

Any judgment obtained against a Spanish resident in any country bound by the provisions of EU Regulation number 1215/2012 of the European Parliament and of the European Council of December 12, 2012, on jurisdiction and enforcement of judgments in civil and commercial matters, would be recognized and enforced in accordance with the terms set forth thereby.

The enforcement of any judgment in Spain entails, among others, the following actions and costs: (a) translation fees for documents in a language other than Spanish, which must be accompanied by a translation into Spanish; (b) certain professional fees for the verification of the legal authority of a party litigating in Spain; (c) judicial tax and fees; and (d) the procedural acts of a party litigating in Spain must be directed by an attorney at law and the party must be represented by a court agent (procurador). In addition, Spanish civil proceedings rules cannot be amended by agreement of the parties and will therefore prevail notwithstanding any provision to the contrary.

It has to be noted that Spain and the United States are parties to the Hague Convention on the Service Abroad of Financial and Extrajudicial Documents in Civil or Commercial Matters of November 15, 1965.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows the incorporation by reference into this document of certain information relating to CCE. This means that we can disclose important information to you regarding CCE by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document. With respect to this proxy statement/prospectus, information that CCE later files with or furnishes to the SEC and that is incorporated by reference will automatically update and supersede information in this proxy statement/prospectus and information previously incorporated by reference into this proxy statement/prospectus.

Each document incorporated by reference into this proxy statement/prospectus is current only as of the date of such document, and the incorporation by reference of such document is not intended to create any implication that there has been no change in the affairs of CCE since the date of the relevant document or that the information contained in such document is current as of any time subsequent to its date.

This document incorporates by reference the documents listed below that CCE previously filed with the SEC. They contain important information about CCE and its financial condition.

CCE SEC Filings

(SEC File No. 001-34874 CIK No. 1491675)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2015
Annual Proxy Statement on Schedule 14A	Filed on March 9, 2016
Current Reports on Form 8-K	Filed on August 6, 2015, August 12, 2015, December 15, 2015 and February 11, 2016
(other than the portions of those documents deemed to have been “furnished” and not filed)

In addition, CCE incorporates by reference additional documents that it files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this proxy statement/prospectus (of which this document forms a part) and prior to the date of the special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than the portions of those documents deemed to have been “furnished” and not filed), as well as proxy statements.

CCE has supplied all information contained or incorporated by reference in this document relating to CCE.

Documents incorporated by reference regarding CCE are available from CCE without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following address:

Office of the Secretary

Coca-Cola Enterprises, Inc.

PO Box 673548

Marietta, Georgia 30067

(678) 260-3490

You may also request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus, by electronic or telephonic request directed to MacKenzie, CCE’s proxy solicitor, by telephone toll-free at (212) 929-5500 (banks and brokerage firms call toll-free at (800) 322-2885) or emailing proxy@mackenziepartners.com.

CCE Shareholders requesting documents should do so by [                    ], 2016, to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from CCE, CCE will mail them to you by first class mail, or another equally prompt means after it receives your request.

None of CCE, Olive, Red, Black or Orange has authorized anyone to give any information or make any representation about the Combination or any of the parties that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

This document contains a description of the representations and warranties that each of CCE, Olive Red, and Black made to the others in the Master Agreement. Representations and warranties made by CCE, Olive, Red, Black and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the Master Agreement, and may have been included in the Master Agreement for the purpose of allocating risk between the parties rather than to establish matters as facts.

WHERE YOU CAN FIND MORE INFORMATION

CCE files annual and quarterly reports and furnishes other reports and information to the SEC. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like CCE, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by CCE with the SEC are also available at CCE’s Internet website. The address of the site is www.cokecce.com. We have included the web address of the SEC and CCE as inactive textual references only. Other than copies of the documents that have been filed with the SEC that are specifically incorporated by reference into this document, information on those websites is not part of this proxy statement/prospectus.

Orange has filed a registration statement on Form F-4, including the exhibits and annexes thereto, with the SEC under the Securities Act to register the Orange Shares that CCE Shareholders will receive in connection with the Combination. This proxy statement/prospectus is a part of that registration statement as well as a proxy statement with respect to the special meeting of CCE Shareholders called to consider adoption of the Master Agreement. Orange may also file additional amendments to the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement, and some parts have been omitted in accordance with the rules and regulations of the SEC. You should read the registration statement on Form F-4 and the exhibits and schedules filed with the registration statement as they contain important information about CCE and Orange and the Orange Shares.

Each of CCE and Orange undertake to provide without charge to CCE Shareholders, upon request, by first class mail or other equally prompt means, within one (1) business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement/prospectus, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement/prospectus incorporates.

Requests for copies of the filings of CCE and Orange should be directed to:

CCE	Orange
Office of the Secretary	c/o Jordans Limited
PO Box 673548	20-22 Bedford Row
Marietta, Georgia 30067	London, WC1R 4JS
Phone: (678) 260-3490	Phone: +44 (0)20 7400 3333

You may also request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus, by electronic or telephonic request directed to MacKenzie, CCE’s proxy solicitor, by telephone toll-free at (212) 929-5500 (banks and brokerage firms call toll-free at (800) 322-2885) or emailing proxy@mackenziepartners.com.

EXCHANGE RATES

As of March 2, 2016 (the latest practicable trading date prior to the date of this proxy statement/prospectus), the exchange rate of U.S. Dollars per Euro was 1.0856 as published by the European Central Bank.

The table below shows the average and period-end foreign exchange reference rates of U.S. Dollars per Euro as published by the European Central Bank. The average is computed using the rate on the last day of each month during the period indicated.

Period	Average	Period End
Year ended December 31, 2011	1.3920	1.2939
Year ended December 31, 2012	1.2851	1.3194
Year ended December 31, 2013	1.3281	1.3791
Year ended December 31, 2014	1.3285	1.2141
Year ended December 31, 2015	1.1102	1.0862

The table below shows the high and low foreign exchange reference rates of U.S. Dollars per Euro as published by the European Central Bank during the previous six months.

Period	High	Low
February 2016	1.1323	1.0869
January 2016	1.0940	1.0748
December 2015	1.1025	1.0615
November 2015	1.1032	1.0580
October 2015	1.1439	1.1017
September 2015	1.1320	1.1138

The rates presented above may differ from the actual rates used in preparation of financial information appearing in this proxy statement/prospectus. The presentation of such rates is not meant to suggest that the U.S. Dollar amounts actually represent Euro amounts or that such amounts could have been converted to U.S. Dollars at any particular rate.

COCA-COLA IBERIAN PARTNERS, S.A.U.

AND SUBSIDIARIES

Consolidated Financial Statements for the years ended December 31, 2015,

December 31, 2014 and December 31, 2013

INDEPENDENT AUDITORS’ REPORT

To the Sole Director of Coca-Cola Iberian Partners, S.A.U.:

We have audited the accompanying consolidated financial statements of Coca-Cola Iberian Partners, S.A.U. (formerly known as Coca-Cola Iberian Partners, S.A.) and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as of December 31, 2015, 2014 and 2013, and the related consolidated statement of profit or loss, consolidated statement of other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coca-Cola Iberian Partners, S.A.U. and its subsidiaries as of December 31, 2015, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte, S.L.

Madrid, Spain

March 14, 2016

COCA-COLA IBERIAN PARTNERS, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT DECEMBER 31, 2015, DECEMBER 31, 2014 AND DECEMBER 31, 2013

(Thousands of Euros)

ASSETS	Note	2015	2014	2013	EQUITY AND LIABILITIES	Note	2015	2014	2013
NON-CURRENT ASSETS:		1,590,247	1,721,973	1,784,642	EQUITY:	14	2,109,754	2,072,496	1,896,939

Goodwill	6 and 7	816,211	816,211	816,211	CAPITAL AND RESERVES		2,109,745	2,071,699	1,894,887

Intangible assets	8	26,386	33,727	17,142	Capital	6	1,517,000	1,517,000	1,517,000
Property, plant and equipment	9	651,794	762,887	807,371	Share premium	6	275,262	275,262	275,262
Investment properties		1,550	1,882	1,901	Retained earnings		126,360	102,334	(5,210)
Non-current investments	11.1	4,133	4,011	14,269	Profit for the year attributable to the Parent		191,123	177,103	107,835
Deferred tax assets	18.5	90,173	103,255	127,748
					ACCUMULATED OTHER COMPREHENSIVE INCOME		9	9	9
					NON-CONTROLLING INTERESTS		—	788	2,043

					NON-CURRENT LIABILITIES		75,278	86,999	111,643

					Non-current provisions	16.1	12,331	8,584	9,892
					Interest-bearing loans and borrowings	17	31,350	40,719	55,191
					Bank borrowings		—	1,430	8,423
					Finance lease payables	10.1	29,678	32,257	35,013
					Other financial liabilities		1,672	7,032	11,755
					Deferred tax liabilities	18.6	31,597	37,696	46,560

					CURRENT LIABILITIES		455,975	454,954	580,964

CURRENT ASSETS		1,050,760	892,476	804,904	Current provisions	16.1	—	14,764	105,868

Inventories	12	143,963	168,808	175,872	Interest-bearing loans and borrowings	17	5,292	13,897	39,602
Trade and other receivables		532,096	486,768	510,293	Bank borrowings		—	2,889	18,052
Trade receivables	11.2	371,015	329,251	413,880	Finance lease payables	10.1	2,539	2,396	2,564
Trade receivables from associates and related parties	11.2 and 20.2	3,207	5,578	4,150	Other financial liabilities		2,753	8,612	18,986
Other receivables	11.2	12,485	10,250	2,121	Current debt in associates and related parties	20.2	—	—	3,089
Personnel	11.2	1,735	756	2,509	Trade and other payables		433,555	426,054	429,287
Current tax assets	18.1	4,513	6,710	10,433	Suppliers and trade payables		342,140	337,708	312,259
Public entities, other	18.1	139,141	134,223	77,200	Payables to associates and related parties	20.2	1,750	4,630	3,004
					Deposit liabilities	5.13	34,048	42,745	34,568
Current investments in associates and related parties	20.2	203	862	—	Personnel		23,130	16,387	19,130
Current investments	11.1	51,623	12,854	61,928	Current tax liabilities	18.1	5,642	8,740	32,854
Prepayments for current assets		2,355	7,070	8,724	Public entities, other	18.1	26,845	15,844	27,472
Cash and cash equivalents	11.3	213,658	216,114	48,087	Current accruals		875	239	3,118
Assets classified as held for distribution to shareholder	13	106,862	—	—	Liabilities classified as held for distribution to shareholder	13	16,253	—	—

TOTAL ASSETS		2,641,007	2,614,449	2,589,546	TOTAL EQUITY AND LIABILITIES		2,641,007	2,614,449	2,589,546

Notes 1 to 24 and Appendix I to the accompanying consolidated financial statements are an integral part of the consolidated statement of financial position at December 31, 2015, December 31, 2014 and December 31, 2013.

COCA-COLA IBERIAN PARTNERS, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE YEARS ENDED DECEMBER 31, 2015, DECEMBER 31, 2014 AND DECEMBER 31, 2013

(Thousands of Euros)

	Note	2015	2014	2013
Revenue	19.1	2,919,791	2,831,518	1,834,713
Product sales		2,919,322	2,830,797	1,830,876
Rendering of services		469	721	3,837
Changes in inventories of finished goods and work in progress		(13,881)	7,030	(39,956)
Own work capitalized	8	3,233	—	—
Supplies	19.2	(1,185,820)	(1,223,699)	(763,411)
Merchandise used		(9,736)	(17,380)	(10,929)
Raw materials and other consumables used		(1,168,901)	(1,205,609)	(751,437)
Subcontracted work		—	—	(1,061)
Impairment of merchandise, raw materials and other supplies		(7,183)	(710)	16
Other operating income		29,697	29,796	15,071
Non-trading and other operating income		27,883	28,929	14,474
Operating grants taken to income		1,814	867	597
Personnel expenses	19.3	(335,599)	(318,975)	(178,939)
Salaries and wages		(268,761)	(245,553)	(138,724)
Employee benefits expense		(66,838)	(73,422)	(40,215)
Other operating expenses		(1,040,599)	(1,007,062)	(619,679)
External services	19.4	(1,031,677)	(990,879)	(612,675)
Other taxes		(6,583)	(9,870)	(5,643)
Losses, impairment and changes in trade provisions	11.2	(2,336)	(3,285)	(690)
Other operating expenses		(3)	(3,028)	(671)
Amortization and depreciation	8, 9	(92,921)	(92,996)	(60,848)
Non-financial and other capital grants		2,763	3,134	2,155
Provision surpluses		—	530	1,461
Impairment and gains/(losses) on disposal of property, plant and equipment:		(13,820)	1,850	720
Impairment and losses	8, 9	(13,718)	538	(6)
Gains/(losses) on disposal		(102)	1,312	726
Other income and expenses	19.5	(5,376)	7,391	(119,168)

RESULTS FROM OPERATING ACTIVITIES		267,468	238,517	72,119

Finance income		2,702	2,096	896
Finance expenses		(2,104)	(2,910)	(2,579)
Change in fair value of financial instruments		—	—	14
Exchange gains/(losses)		(277)	(16)	(3)
Impairment and gains/(losses) on disposal of financial instruments		—	—	201

NET FINANCE INCOME/(EXPENSE)		321	(830)	(1,471)

PROFIT BEFORE TAX		267,789	237,687	70,648

Income tax (expense)/income	18.3, 18.4	(76,802)	(60,851)	37,334

NET PROFIT		190,987	176,836	107,982

(Profit) / loss attributable to non-controlling interests	14	136	267	(147)

Profit attributable to the Parent		191,123	177,103	107,835

Earnings per share for profit attributable to Parent (expressed as Euro per share)	23	0.13	0.12	0.07

Notes 1 to 24 and Appendix I to the accompanying consolidated financial statements are an integral part of the consolidated statement of profit or loss for the years ended December 31, 2015, December 31, 2014 and December 31, 2013.

COCA-COLA IBERIAN PARTNERS, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2015, DECEMBER 31, 2014 AND DECEMBER 31, 2013

(Thousands of Euros)

	Note	2015	2014	2013
NET PROFIT		190,987	176,836	107,982

OTHER COMPREHENSIVE INCOME RECOGNIZED DIRECTLY IN EQUITY
Items that will not be reclassified subsequently to profit or loss		—	—	—
Items that may be reclassified subsequently to profit or loss		—	—	—
TRANSFERS TO THE CONSOLIDATED STATEMENT OF PROFIT OR LOSS		—	—	—

TOTAL COMPREHENSIVE INCOME		190,987	176,836	107,982

Total comprehensive income attributable to:
- The Parent		191,123	177,103	107,835
- Non-controlling interests	14	136	267	(147)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		190,987	176,836	107,982

Notes 1 to 24 and Appendix I to the accompanying consolidated financial statements are an integral part of the consolidated statement of other comprehensive income for the years ended December 31, 2015, December 31, 2014 and December 31, 2013.

COCA-COLA IBERIAN PARTNERS, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, DECEMBER 31, 2014 AND DECEMBER 31, 2013

(Thousands of Euros)

	Note	Capital	Share premium	Retained earnings	Treasury shares	Profit for the year attributable to the Parent	Accumulated other comprehensive income	Non- controlling interests	Total
Opening balance at January 1, 2013		60	—	—	—	(1)	—	—	59

Distribution of profit		—	—	(1)	—	1	—	—	—
Non-monetary contribution	1	1,517,000	275,262	—	—	—	—	—	1,792,262
Business combination		—	—	—	—	—	9	2,310	2,319
Other minor adjustments		—	—	(5,323)	—	—	—	—	(5,323)

Closing balance		1,517,060	275,262	(5,324)	—	—	9	2,310	1,789,317

Total comprehensive income		—	—	—	—	107,835	—	147	107,982
Transactions with shareholders
Acquisition of treasury shares		—	—	—	(60)	—	—	—	(60)
Capital reduction through cancellation of treasury shares		(60)	—	—	60	—	—	—	—
Changes in the scope of consolidation		—	—	114	—	—	—	(335)	(221)
Dividends		—	—	—	—	—	—	(79)	(79)

Balance at December 31, 2013		1,517,000	275,262	(5,210)	—	107,835	9	2,043	1,896,939

Total comprehensive income		—	—	—	—	177,103	—	(267)	176,836
Distribution of profit		—	—	107,835	—	(107,835)	—	—	—
Transactions with shareholders
Transaction with non-controlling interest	3.7	—	—	—	—	—	—	(978)	(978)
Dividends		—	—	—	—	—	—	(10)	(10)
Other		—	—	(291)	—	—	—	—	(291)

Balance at December 31, 2014		1,517,000	275,262	102,334	—	177,103	9	788	2,072,496

Total comprehensive income		—	—	—	—	191,123	—	(136)	190,987
Distribution of profit		—	—	177,103	—	(177,103)	—	—	—
Transactions with shareholders
Transaction with non-controlling interest	3.7	—	—	(2,895)	—	—	—	(652)	(3,547)
Dividends	14	—	—	(150,000)	—	—	—	—	(150,000)
Other		—	—	(182)	—	—	—	—	(182)

Balance at December 31, 2015		1,517,000	275,262	126,360	—	191,123	9	—	2,109,754

Notes 1 to 24 and Appendix I to the accompanying consolidated financial statements are an integral part of the consolidated statement of changes in equity for the years ended December 31, 2015, December 31, 2014 and December 31, 2013.

COCA-COLA IBERIAN PARTNERS, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2015, DECEMBER 31, 2014 AND DECEMBER 31, 2013

(Thousands of Euros)

	Note	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		268,752	200,979	43,915

Profit before tax		267,789	237,687	70,648
Adjustments to profit		113,930	9,612	174,693
Amortization and depreciation		92,921	92,996	60,848
Impairment losses		9,671	13,182	31,314
Change in provisions		3,835	(92,412)	83,008
Profit from derecognition and disposals of property, plant and equipment		13,820	(1,850)	—
Own work capitalized	8	(3,233)	—	—
Recognition of government grants		(2,763)	(3,134)	(2,177)
Finance income		(2,702)	(2,096)	(896)
Finance costs		2,104	2,910	2,579
Exchange gains/(losses)		277	16	3
Change in fair value of financial instruments		—	—	14
Working capital adjustments		(46,007)	21,583	(199,743)
Inventories		9,939	(2,676)	41,119
Trade and other receivables		(49,507)	71,836	(23,960)
Other current assets		1,428	(53,616)	4,400
Trade and other payables		1,373	35,252	(141,302)
Other current liabilities		(9,052)	(17,250)	(21,415)
Other assets and liabilities		(188)	(11,963)	(58,585)
Other cash flows from operating activities		(66,960)	(67,903)	(1,683)
Interest paid		(2,104)	(2,910)	(2,579)
Interest received		2,702	2,096	896
Income tax paid		(67,558)	(67,089)	—

CASH FLOWS FROM INVESTING ACTIVITIES		(112,100)	(4,757)	54,982

Payments for investments		(138,773)	(72,742)	49,831
Related parties		—	(862)	—
Purchase of property, plant and equipment, and investment property	9	(81,885)	(49,254)	(30,820)
Purchase of intangible assets	8	(5,076)	(22,627)	(5,006)
Integration accounted for under the acquisition method	6	—	1	73,139
Integration of entities under common control	6	—	—	12,518
Other financial assets	11	(51,812)	—	—
Proceeds from disposals		26,673	67,985	5,151
Property, plant and equipment and investment property		13,919	8,653	4,766
Intangible assets		—	—	385
Other financial assets		12,754	59,332	—

CASH FLOWS USED IN FINANCING ACTIVITIES		(158,831)	(28,179)	(50,807)
Proceeds from and payments for equity instruments		(3,547)	—	(282)
Issue of equity instruments		—	—	113
Acquisition of own equity instruments		—	—	(60)
Other acquisitions	3.7	(3,547)	—	—
Disposal of own equity instruments		—	—	(335)
Proceeds from and payments for financial liability instruments		(5,284)	(28,169)	(50,446)
Redemption and repayment of bank borrowings		(5,284)	(25,080)	(50,446)
Redemption and repayment of borrowings with related parties		—	(3,089)	—
Dividends and interest on other equity instruments paid		(150,000)	(10)	(79)
Dividends	14	(150,000)	(10)	(79)
EFFECT OF EXCHANGE RATE FLUCTUATIONS		(277)	(16)	(3)

NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS		(2,456)	168,027	48,087

Cash and cash equivalents at the beginning of the year	11.3	216,114	48,087	—

Cash and cash equivalents at the end of the year	11.3	213,658	216,114	48,087

Notes 1 to 24 and Appendix I to the accompanying consolidated financial statements are an integral part of the consolidated statement of cash flows for the years ended December 31, 2015, December 31, 2014 and December 31, 2013.

COCA-COLA IBERIAN PARTNERS, S.A.U. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

Coca-Cola Iberian Partners, S.A.U. (the “Company” or the “Parent”) was incorporated for an indefinite period on October 3, 2012 under the name Ibérica de Bebidas no Alcohólicas, S.A. The Company changed its name pursuant to a resolution at the General Shareholders Meeting of March 1, 2013.

The Company’s registered address is Torre de Cristal, Paseo de la Castellana 259 C- planta 9, Madrid.

The Company’s purpose, as established in its statutes, is to engage in the purchase and sale, manufacture, bottling, packaging, distribution and marketing in Spain and abroad of beverages and food products, including soft drinks and sodas, fruit juices and nectars, including those sold under The Coca-Cola Company brands, in addition to food products irrespective of the conservation process and, in general, the business operations related to these activities.

Since June 1, 2013, as a result of the integration described below, the core business of the Company and its subsidiaries (together, the “Group”) is the sale of soft drinks under a concession to use the brands of The Coca-Cola Company (Atlanta, USA) in Spain, Portugal and Andorra. The concession arrangement stipulates certain obligations with respect to the acquisition of raw materials and the application of common policies and shared publicity. The current concession arrangement will expire in 2023. The Company’s Director believes that the concession arrangement will be renewed when it expires.

In connection with the 2015 Combination transaction described below and associated reorganization activities, until November 11, 2015, there was a Board of Directors, subsequent to that date a Sole Director (“Director” or “Sole Director”) was appointed.

The ultimate controlling parent of the Company is Cobega, S.A (“Cobega” or “Cobega, S.A.”), with registered address in Esplugues de Llobregat, Barcelona, in Spain. Cobega and its subsidiaries (together, the “Cobega Group”) is required in Spain to prepare consolidated financial statements each year under Spanish GAAP.

The accompanying consolidated financial statements of Coca-Cola Iberian Partners, S.A.U. and Subsidiaries (the “Group”), which were obtained from the accounting records of the Parent and the Group companies, were authorized for issue by the Director of the Parent in a meeting held on March 14, 2016.

2013 Integration and Corporate Restructuring

Integration

On January 24, 2013, Compañía Asturiana de Bebidas Gaseosas, S.A., Compañía Castellana de Bebidas Gaseosas, S.L., Compañía Levantina de Bebidas Gaseosas, S.A., Norinvest Iberia, S.L., Refrescos Envasados del Sur, S.A., Cobega Embotellador, S.L.U., Bebidas Gaseosas del Noroeste, S.A. (the “Bottling Companies”) and Frutos y Zumos, S.A. signed an agreement under which they would be integrated into and become wholly owned subsidiaries of the Company to manufacture, bottle, distribute and market products sold under The Coca-Cola Company brands in Spain, Andorra and Portugal on an exclusive basis.

A resolution was passed at the General Shareholders Meeting of the Parent held on May 7, 2013 to carry out a capital increase through the contribution of shares representing the share capital of the individual entities comprising the Bottling Companies and Frutos y Zumos, S.A., once the business scope to be contributed by each entity, the applicable exchange ratio and the terms of the New Bottler Agreement were agreed.

On May 31, 2013, after the share subscription period had ended, the Board of Directors of the Company resolved unanimously to execute this capital increase resolution for EUR 1,517,000 thousand via the issuance of 1,517,000,000 fully subscribed and paid shares of the same series and class and of EUR 1 par value each (see Note 6).

At the time of the contribution of shares on May 31, 2013, the companies Bebidas Gaseosas del Noroeste, S.A., Cobega Embotellador, S.L.U. and Norinvest Iberia, S.L., were under the common control of Cobega (ultimate parent of Cobega Invest, S.L., which is the main shareholder of the Company, and that also consolidates the Company). A combination of companies under common control is outside the scope of International Financial Reporting Standards (IFRS) 3 Business Combinations, and therefore the Directors of the Company have applied the criteria described in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, using similar conceptual framework, in this case Spanish GAAP consolidation and business combination rules since Spanish GAAP uses a conceptual framework similar to IFRS. The application of this criteria resulted in the assets and liabilities of Bebidas Gaseosas del Noroeste, S.A. Cobega Embotellador, S.L.U. and Norinvest Iberia, S.L being recorded in the accompanying IFRS consolidated financial statements of the Company at their carrying amounts in the consolidated financial statements of Cobega at the time of the share contribution and on a prospective basis since that date.

The integration into the Company of the four other entities comprising the Bottling Companies unrelated to Cobega and Frutos y Zumos, S.A. was accounted for as a business combination under IFRS 3 using the acquisition method. Under the acquisition method, Cobega, represented by the three entities it controlled, was the accounting acquirer since Cobega, the largest shareholder of the Company upon the completion of the integration, has de facto control over the Group since there are certain agreements with the shareholders that give Cobega rights in addition to its ownership percentage which enable it to control the Group. In addition, the assets and liabilities of the four bottling companies and Frutos y Zumos, S.A. were recorded in the accompanying IFRS financial statements at their fair value at the acquisition date (May 31, 2013). The Company recognized share premium for a net amount of approximately EUR 275,262 thousand related to the net assets transferred by the said entities.

For tax purposes, the Company opted to avail itself of the fiscal neutrality regime for the non-monetary contribution as set out in Articles 83, 87 and 96 of Legislative Royal Decree 4/2004, of March 5, approving the Consolidated Text of the Corporate Income Tax Act regarding the special regime for mergers, spin-offs, contributions of assets, exchanges of securities and changes of registered address of a European company or a European Cooperative from one Member State of the European Union (“EU”) to another.

Corporate restructuring

As a result of the integration agreement, the Group embarked on a process in 2013 to reorganize and streamline its operations and processes, which included the decision to close down certain of the Group’s production facilities and terminate the contracts of certain employees. This process was carried out mostly in 2014, although the cost was recognized mainly in 2013 at each of the Group companies involved since a detailed formal plan was adopted in 2013 and had started being announced to those affected.

At December 31, 2014 and 2013, the Directors of the Group estimated the total cost of the restructuring process for all items based on the best information available at the date of authorization for issue of the consolidated financial statements, recognizing the outstanding amount under “Current provisions” in the consolidated statement of financial position at December 31, 2014 and 2013 (see Notes 16 and 19.5). In addition, in 2013 the Group recognized a provision for impairment of specific items of property, plant and equipment to cover the estimated losses arising from the decision to close the production facilities.

During the year ended December 31, 2015, the termination of the contracts of certain employees made by the Company in connection with the integration agreement described in Notes 1 and 16.1, have been declared null and unenforceable by a judgment made by the Spanish Supreme Court. As a result, the employees affected were to be re-employed by the Group, and as a result the Group has reopened its facility in Fuenlabrada (Madrid), which had been closed following the integration, as a logistic center. In connection with this, any related redundancy payments received by the affected employees who have been reinstated must be returned to the Group. On October 9, 2015 the Company received the Court ruling arising from a further lawsuit in which the unions have demanded that 272 workers be reinstated to their former positions and job functions. The Court ruled employees, included those at Fuenlabrada, were correctly reinstated in the logistics center even if their functions are not identical, and the Court rejected the unions’ request to reopen the Fuenlabrada center as a production plant.

At the date of issuance of these consolidated financial statements, there were 232 Company employees affected by the Spanish Supreme Court ruling, for which there is a net amount receivable to the Company for the redundancy benefits previously paid less accrued wages. The Group has initiated a process to request to the affected employees in order to recover these due amounts. The Group has sent the affected employees refund requests and once deadlines are met the corresponding amount of claims will be initiated through the Spanish courts. As at December 31, 2015, the pending receivable amounts to EUR 7.5 million. These receivable balances are only recognized as assets in the consolidated statement of financial position when the recovery is considered virtually certain. The balance recognized under “Personnel” included in the “Trade and other receivables” caption in the consolidated statement of financial position, amounts to EUR 1.3 million.

2015 Combination transaction

On August 6, 2015, the Company, Coca-Cola Enterprises, Inc. (“CCE”) and The Coca-Cola Company issued a joint announcement explaining that they had entered into agreements (“the Agreements”) under which the Company, CCE, Orange MergeCo, LLC (“MergeCo”), Orange U.S. HoldCo, LLC (“US HoldCo”) and The Coca-Cola Company’s wholly owned German subsidiary, Coca-Cola Erfrischungsgetränke GmbH, will be combined after a series of transactions resulting in the Company, CCE, and Coca-Cola Erfrischungsgetränke GmbH becoming wholly owned subsidiaries of a newly formed company, Coca-Cola European Partners Limited a company organized under the laws of England and Wales. As part of this transaction, the equity shares of Coca-Cola European Partners Limited will be registered with the Securities and Exchange Commission and admitted to trading on the New York Stock Exchange. These consolidated financial statements were prepared for the purpose of complying with the regulatory requirements associated with registration. In addition to the New York Stock Exchange, it is anticipated that the equity shares of Coca-Cola European Partners Limited will be admitted to trading on the Euronext Amsterdam, Euronext London and Madrid Stock Exchange EU regulated markets.

Pursuant to the agreement by the Company and holders of its shares, Company shareholders agreed to reorganize their holdings in the Company into a new holding company, a Spanish corporation, Olive Partners, S.A. (1:1 exchange ratio). This reorganization was consummated on November 11, 2015, at which time Olive Partners, S.A. became the parent holding company acquiring 98.3% of Coca-Cola Iberian Partners, S.A.U. shares. On December 29, 2015, Olive Partners, S.A. (the “Sole Shareholder” or “Shareholder”) acquired the remaining minority stake and became the owner of the shares representing 100% of the share capital of Coca-Cola Iberian Partners, S.A.U. Notwithstanding the reorganization, the entity that becomes a wholly owned subsidiary of Coca-Cola European Partners Limited will be Coca-Cola Iberian Partners, S.A.U.

Also in connection with the Agreements outlined above, certain assets and businesses considered to be non-core operations will be excluded from the 2015 Combination transaction. Historically these assets and businesses have been included in the consolidated financial statements of the Group and consist primarily of offices, production plants, and 100% of the share capital of the following companies: Aguas de Cospeito, S.L.U., Frutos y Zumos, S.A.U. and Nosoplas, S.L.U. Prior to the completion of the 2015 Combination transaction, the Group expects to distribute these assets and businesses to the existing shareholder of the Group in the form of a dividend in kind. In accordance with IFRS 5, the Group has performed an assessment of the values of these assets and liabilities held for distribution to the shareholder for which an impairment has been registered when considered necessary, even though none of them is significant. The Director does not consider the businesses included in this process to be a major line of business or geographical area of operations. See Note 13 for the detailed breakdown of assets being distributed.

2. Basis of presentation of the financial statements

2.1 Applicable financial reporting framework

This historical consolidated financial information has been prepared for the purpose of inclusion in a registration statement to be filed with the Securities and Exchange Commission (the “SEC”) of the United States and in accordance with the requirements of the European Commission Prospectus Directive Regulation. The accompanying consolidated financial statements were prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

2.2 Basis of presentation

2.2.1 Standards, interpretations and/or amendments effective in the current period

The nature and the effect of the adoption of amendments effective as of January 1, 2015 are disclosed below. Although these amendments apply for the first time in 2015, they do not have a material impact on the annual consolidated financial statements of the Group:

Amendments		Mandatory application for annual periods beginning on or after:
Amendments to IAS 19 Defined Benefit Plans: Employee Contributions(issued in November 2013)	The amendments allow employee contributions to be deducted from service costs in the same period in which they are paid, providing certain requirements are met.	July 1, 2014

Improvements to IFRS 2010-2012 Cycle and 2011-2013 Cycle (issued in December 2013)	Minor amendments to certain standards. Amendments to IFRS 8 Operating Segments and IAS 24 Related Party Disclosures.	July 1, 2014

Additionally, in 2014 and 2013, new standards became effective which, therefore, were taken into account in the preparation of the consolidated financial statements:

New standards, amendments and interpretations approved for use
The following amendments resulting from the annual improvements to IFRS (2010-2012 cycle):	IFRS 2 Shared-based Payments, IFRS 3 Business Combinations, IFRS 13 Fair Value Measurement.

Amendments to IAS 32 Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities (issued in December 2011)	Additional clarification regarding rules for offsetting financial assets and financial liabilities in IAS 32

Amendment of IAS 36—Recoverable amount Disclosures for Non-Financial Assets (issued in May 2013)	Clarifies certain disclosure requirements and requires additional information when recovery amount is based on fair value less costs of disposal

Amendments to IAS 39—Novation of Derivatives and Continuation of Hedge Accounting (issued in June 2013)	The amendments determine in what cases and according to what criteria the novation of a derivative does not make it necessary to discontinue hedge accounting.

IFRIC 21 Levies (issued in May 2013)	Guidance on when to recognize a liability for levies charged for participation by the entity in an activity on a specified date.

The Group has been applying these standards and interpretations since they became effective on January 1, 2014. This did not have a material effect on the consolidated financial statements.

2.2.2 Standards, amendments and interpretations issued but not yet effective

At the date of authorization for issue of these consolidated financial statements, the following standards and interpretations had been issued by the IASB but had not yet become effective and not early adopted:

New standards, amendments and interpretations issued		Mandatory application for annual periods beginning on or after:
IFRS 16 Leases (issued in January 2016)	New standard for leases, replacing IAS 17, requires all leases to be shown on the balance sheet as if they were financed purchases. The new standard sets out the principles for the recognition, measurement, presentation and disclosures of leases,	January 1, 2019

IFRS 9 Financial Instruments (last phase issued in July 2014)	Replaces the requirements for classifying and measuring financial assets and liabilities and for derecognition of IAS 39	January 1, 2018

IFRS 15 Revenue from Contracts with Customers (issued in May 2014)	New standard for recognizing revenue. The new standard establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue. (Replaces IAS 11, IAS 18, IFRIC 13, IFRIC 15, IFRIC 18 and SIC-31).	January 1, 2018

Investment entities: Applying the consolidation exception – Amendments to IFRS 10, IFRS 12 and IAS 28	Amendments made to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in associates and joint ventures

Amendments to IAS 16 and IAS 38 Acceptable Methods of Depreciation and Amortization (issued in May 2014)	Clarifies acceptable methods of depreciation and amortization of property, plant and equipment, and intangible assets.

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations (issued in May 2014)	Specifies how to recognize acquisitions of interests in a joint operation whose activity constitutes a business.

Improvements to IFRS 2012-2014 Cycle (issued in September 2014)	Minor amendments to certain standards (IFRS 5 Assets Held for Sale, IFRS 7 Financial Instruments: Disclosures, IAS 19 Employee Benefits); IAS 34 Cross-reference from information disclosed elsewhere in the interim financial report	January 1, 2016

New standards, amendments and interpretations issued		Mandatory application for annual periods beginning on or after:
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets Between an Investor and its Associate or Joint Venture (issued in September 2014)

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures.

The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations).

Amendment to IAS 1 presentation of Financial Statements.	The amendment clarifies the materiality guidance in IAS 1 and how this applies to financial statements as a whole, including primary statements and notes. Additional disclosures may be necessary if the information required by IFRS is not sufficient for the understanding of the impact of particular transactions or events on the entity’s financial performance.

Equity method in separate financial statements – Amendments to IAS 27	The IASB has made amendments to IAS 27 Separate Financial Statements which will allow entities to use the equity method in their separate financial statements to measure investments in subsidiaries, joint ventures and associates.

Agriculture: Bearer Plants – Amendments to IAS 16 and IAS 41	IAS 41 Agriculture now distinguishes between bearer plants and other biological asset. Bearer plants must be accounted for as property plant and equipment and measured either at cost or revalued amounts, less accumulated depreciation and impairment losses.

The Director of the Company is assessing the potential impact of the application of these standards, amendments and interpretations on the Group’s financial statements. In principle, the Director estimates that the only standard that could have a material impact is:

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers is the new comprehensive standard for accounting for revenue from customers. It superseded the following standards and interpretations currently in force: IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue-Barter Transactions Involving Advertising Services.

The new revenue model applies to all contracts with customers except those within the scope of other IFRSs, such as lease contracts, insurance contracts and financial instruments.

The core model of recognizing revenue is organized into five steps: step 1: identify the contract(s) with a customer, step 2: identify the performance obligations in the contract, step 3: determine the transaction price, step 4: allocate the transaction price to the performance obligations in the contract and step 5: recognize revenue when (or as) the entity satisfies a performance obligation.

2.3 Functional currency

The consolidated financial statements are presented in euros, the functional currency of the primary economic environment in which the Group entities operate and the currency in which all the Group companies primarily operate.

2.4 Responsibility for the information and estimates and accounting judgments made

The preparation of the consolidated financial statements under International Financial Reporting Standards requires the Director of the Parent to make certain accounting estimates and judgments. These are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are considered reasonable under the circumstances. Although the estimates used were based of the best information available at the date of authorization for issue of these consolidated financial statements, any change to estimates in the future would be applied prospectively from that time, and the effect of the change in the estimates would be recognized in the consolidated statement of profit or loss for the period in question.

The main estimates and assumptions used in the preparation of these consolidated financial statements were as follows:

•	Useful lives of property, plant and equipment, intangible assets and investment properties

•	Impairment losses on non-financial assets (property, plant and equipment, intangible assets and goodwill)

•	Evaluation of occurrence and quantification of litigation, provisions, obligations, assets and contingent liabilities at year-end

•	Estimate of impairment for uncollectible receivables and obsolescence of inventories

•	Estimate of income tax expense and the recoverability of deferred tax assets

2.5 Comparative information

As indicated in the description of the 2013 integration in Note 1, the integration was accounted for prospectively. Therefore, the 2013 financial information with respect to the consolidated statement of profit or loss, consolidated statement of other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows include the results of operation of the Group beginning June 1, 2013 as the Company as no operations prior to such date.

2.6 Changes in accounting estimates and policies and correction of errors

The effect of any change in accounting estimates is recognized prospectively in each line item of the consolidated statement of profit or loss in which the expense or income is recognized with the previous estimate.

The effect of changes in accounting policies and corrections of errors is recognized as follows: where the effect is material, the cumulative effect is recognized with an adjustment to the opening balance of “Reserves,” and the impact of the current period is recognized in the consolidated statement of profit or loss for the period. In these cases, data for the comparative period presented together with the current period are restated.

At December 31, 2014, the Group had completed the analysis and review of the allocation of the consideration transferred related to the component of the integration accounted for using the acquisition method under IFRS 3 as more fully disclosed in Note 1. As a result of this analysis, the Group reduced the amount of “Goodwill” originally recognized at December 31, 2013 by EUR 3,888 thousand. The change in the amount was accounted for retrospectively (see Note 7).

There were no material changes in accounting policies and no corrections of errors.

3. Basis of consolidation

The following principles were applied in the preparation of the consolidated financial statements:

3.1 Subsidiaries

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (subsidiaries). Control is achieved when the Parent:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not its voting rights in an investee are sufficient to give it power, including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholder meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Parent loses control of the subsidiary.

The financial statements of the subsidiaries are fully consolidated with those of the Company. Consequently, all material balances and results of transactions between consolidated companies were eliminated on consolidation.

The identifiable assets acquired and certain liabilities and contingencies assumed in a business combination are measured at their acquisition-date fair values. In accordance with IFRS 3 Business Combinations, the acquisition date is the date on which the acquirer obtains control of the acquiree. Any excess of the cost of acquisition over the fair values of the net identifiable assets acquired is recognized as goodwill in the consolidated statement of financial position. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is recognized in the consolidated statement of profit or loss on the acquisition date.

The results of subsidiaries acquired during the year are included in the consolidated statement of profit or loss from the effective date of acquisition to the year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated statement of profit or loss up to the date of disposal.

Non-controlling interests are measured at their proportionate share of the fair values of the recognized assets and liabilities.

The shares of non-controlling interests in the equity and profit or loss of fully consolidated companies are presented in “Non-controlling interests” on the liabilities side of the consolidated statement of financial position at December 31 and “Profit attributable to non-controlling interests” in the consolidated statement of profit or loss.

3.2 Intra-group eliminations

All debtor and creditor balances and transactions carried out among subsidiaries were eliminated on consolidation.

3.3 Uniformity of measurement

The consolidation of the companies included in the scope of consolidation was performed based on the companies’ accounting records, which were prepared in accordance with the Spanish General Accounting (“Plan General de Contabilidad”) for those residents in Spain and in accordance with local GAAP for the foreign companies. All significant adjustments required to adapt them to IFRS as issued by the IASB and/or standardize them with the accounting policies applied by the Parent were made in the consolidation process.

3.4 Associates

Associates are entities over which the Parent has significant influence, but not control. Usually, this influence is evidenced by a (direct or indirect) holding of 20% or more of the investee’s voting power.

In the consolidated financial statements, investments in associates are accounted for using the “equity method,” i.e. in the proportion of the Group’s share of the capital of the investee, after adjusting for dividends received and other equity eliminations. The Group’s share of the associate’s profit or loss for the year is recognized in “Share of profit/(losses) of associates” in the consolidated statement of profit or loss.

Gains or losses from any transactions with associates are eliminated to the extent of the Group’s interest in the associate concerned.

If an associate incurs losses to the extent that its equity becomes negative, it is recorded as zero in the Group’s consolidated statement of financial position, since the Group has no obligation to support the associate financially.

The Group did not have any associates in 2015, 2014 and 2013.

3.5 Business combinations

Business combinations are accounted for by applying the acquisition method. The acquisition date is the date on which the Group obtains control of the acquiree.

The consideration transferred is determined at the acquisition date as the sum of the fair values of the assets transferred, the liabilities incurred or assumed and the equity interests issued by the Group in exchange for control of the acquiree. Other acquisition costs, such as professional fees, do not form part of the cost of the business combinations and are accounted for as expenses in the consolidated statement of profit or loss.

Meanwhile, any contingent consideration is measured at the acquisition-date fair value. Subsequent changes in the fair value of contingent consideration are recognized in the consolidated statement of profit or loss unless the change occurs within a year, which is the period established as the provisional measurement period, in which case an adjustment is made to the amount of goodwill.

Goodwill is calculated as the difference between the aggregate of the consideration transferred, non-controlling interests and the fair value of any previously held equity interest in the acquiree, less the net identifiable assets of the acquiree.

3.6 Companies with a different year-end to the Group

Timing uniformity adjustments were made to significant transactions carried out between the reporting dates of these subsidiaries and the date of the consolidated financial statements.

The reporting period for all Group companies ends on December 31 except for Frutos y Zumos, S.A.U., which ends on August 31, and, as such, the financial information related to this company included in the accompanying consolidated financial statements had been updated through December 31.

3.7 Changes in the scope of consolidation

In January 2014, lparbal 99, S.L. acquired a 20% ownership interest in the subsidiary, Aguas del Toscal S.A., for EUR 1 million, approximately, reaching an ownership interest in such subsidiary of 80%.

The Group incorporated Coca-Cola Iberian Partners Soporte, S.L.U. in 2014 with share capital of EUR 3 thousand.

During 2015, the Group has acquired the additional 20% stake in investee Aguas del Toscal, S.A. for EUR 1,547 thousand and the additional 30% stake in investee Madrid Eco Platform, S.L. for EUR 2,000 thousand, giving the Group a 100% ownership interest of both subsidiaries at December 31, 2015.

In 2015 Olive Activos, S.L. was incorporated with a share capital of EUR 146 thousand.

These changes in the scope of consolidation are detailed in the various notes to these consolidated financial statements.

The entities in the scope of Group consolidation are detailed in Appendix I.

4. Distribution of profit

The proposed distribution of profit of Coca-Cola Iberian Partners, S.A.U. for the period ended December 31, 2015 that the Director will submit for approval by the Sole Shareholder is as follows:

Thousands of Euros
Basis of distribution
Profit for the year	147,030

147,030

Distribution
To legal reserves	14,703
To the voluntary reserve	132,327

147,030

5. Significant accounting policies

The main accounting policies and measurement bases used by the Group in preparing the consolidated financial statements for 2015, 2014 and 2013 were as follows:

5.1 Goodwill and business combinations

The acquisition by the Parent of control of a subsidiary constitutes a business combination, which is measured using the acquisition method. In subsequent consolidations, the investment/net assets of subsidiaries is eliminated, in general based on the amounts obtained by applying the acquisition method described below on the date on which control was obtained.

Goodwill or negative goodwill arising on the combination is calculated as the difference between the aggregate of the acquisition-date fair value of the recognized assets acquired and liabilities assumed and the cost of the business combination.

The cost of a business combination is the aggregate of:

•	The acquisition-date fair value of the assets transferred, the liabilities incurred or assumed and the equity instruments issued; and

•	The fair value of any contingent consideration that depends on future events or compliance with certain pre-established conditions.

Costs related with the issue of equity instruments or the financial liabilities given as consideration for the acquired assets and liabilities are not included in the cost of the business combination.

Neither fees paid to legal advisors or other professionals involved in the transaction, nor expenses incurred internally on such items, are included in the cost of the combination. These amounts are recorded as expenses within the consolidated statement of profit or loss.

In a business combination achieved in stages, whereby prior to the acquisition date (date of control) the acquirer held a previous investment, goodwill or negative goodwill is determined as the difference between:

•	The cost of the business combination plus the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree; and

•	The value of the identifiable assets acquired less the liabilities assumed, determined in the manner described above.

Any gain or loss arising as a result of the fair value measurement at the date on which the acquirer’s previously held investment in the acquiree is obtained is recognized in the consolidated statement of profit or loss. If the investment has previously been measured at fair value, valuation adjustments pending recognition in profit or loss for the year will be taken to the consolidated statement of profit or loss. The cost of the business combination is presumed to be the best reference for estimating acquisition-date fair value of any previously held investment in the acquiree.

Goodwill is not amortized and is subsequently measured at cost less any impairment losses. Impairment recognized for goodwill is not reversed in subsequent reporting periods.

If the measurement process required for the application of the acquisition method cannot be completed by the end of the reporting period in which the combination is effected, the accounting is considered provisional. The provisional values may be adjusted over the necessary period to obtain the information required. This period shall not exceed one year. The effects of the adjustments made are accounted for retrospectively, with comparative information also adjusted retrospectively as necessary.

Subsequent changes in fair value of the contingent consideration are adjusted against profit or loss, except where the contingent consideration is classified as equity, in which case subsequent changes in fair value are not recognized.

5.2 Intangible assets

As a general rule, intangible assets are measured initially at cost of acquisition or production. After initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment. These assets are amortized over their useful lives.

Computer software

The Group recognizes costs incurred to acquire or develop software programs under intangible assets. Maintenance costs of these assets are recognized with a charge to the consolidated statement of profit or loss for the year in which they are incurred. Computer software is amortized on a straight-line basis over three to six years.

Concession rights

The Group recognizes in this line item the authorization to use one of the springs granted to a subsidiary, Aguas del Cospeito, S.L.U. This asset establishes that the authorization for usage is granted for an unlimited time, but subject to certain causes for termination, none of which is the expiration of the term for which the right was granted, or renewal. Therefore, it is considered to have an indefinite useful life and, accordingly, it is not amortized. Annually, the Group performs an impairment test to estimate the potential loss of value that may reduce the recoverable amount of the asset to below its carrying amount (see Note 5.5). In addition, as at December 31, 2015 and in connection with the 2015 Combination transaction described in note 1, this asset has been treated as “Assets held for distribution to shareholder” (see Note 13).

5.3 Property, plant and equipment

Property, plant and equipment is measured initially at cost of acquisition or production and subsequently carried net of any accumulated depreciation and any impairment losses.

Costs incurred to enlarge, upgrade or improve the items which increase productivity, capacity or efficiency, or extend the useful life of the assets are capitalized as an increase in the cost of the related asset, while repairs and maintenance expenses are charged to the consolidated statement of profit or loss for the year in which they are incurred.

In relation to projects in progress, only the costs of execution and borrowing costs are capitalized, provided that they had been incurred before the assets became ready for their intended use and the duration of the works exceeded one year.

The Group depreciates its property, plant and equipment using the straight-line method and the declining balance method for certain items of machinery and installations, distributing the cost of the assets over the estimated useful lives, as follows:

Years of estimated useful life
Buildings and other constructions	33 – 50
Technical installations and machinery	4 – 30
Other installations, equipment and furniture	5 – 10
Other property, plant and equipment	3 – 10

At the end of each reporting period, the Group performs an impairment test to estimate the potential loss of value that may reduce the recoverable amount of the asset to below its carrying amount (see Note 5.5).

Gains or losses arising on the disposal or retirement of an asset are determined as the difference between the carrying amount of the asset and its selling price and recognized in “Impairment and gains/ (losses) on disposal of property, plant and equipment—Results from operating activities” in the consolidated statement of profit or loss.

5.4 Investment property

The Group classifies under this line item property held, fully or partially, to earn rentals or for capital appreciation or both, rather than for use in the production or supply of goods or services or for administrative purposes for the Group, or for sale in the ordinary course of business.

The Group recognizes and measures investment property using the criteria established for property, plant and equipment.

5.5 Impairment of intangible assets, property, plant and equipment, investment property and goodwill

For its intangible assets with indefinite useful lives, at the end of each reporting period or whenever there are indications that any of its other assets may be impaired, the Group, through an “Impairment test,” estimates the potential loss of value that may reduce the recoverable amount of the assets to below their carrying amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

Recoverable amounts are calculated for each cash-generating unit, although for property, plant and equipment, whenever possible, impairment is calculated for each individual asset.

For each cash-generating unit, management draws up an annual business plan by market and activity, generally covering a three-year period. The main elements of the plan are:

•	Profit projections

•	Investment and working capital projections

Other variables that influence the calculation of recoverable amount include:

•	Discount rate to be applied, understood as the average weighted cost of capital. The main variables influencing its calculation are the cost of liabilities and the specific risks of the assets.

•	Cash flow growth rate used to extrapolate the cash flow projections beyond the period covered by the budgets or projections.

Projections are based on past experience and the best estimates available, which are consistent with external sources of information.

When an impairment loss of a cash-generating unit to which all or part of goodwill has been allocated needs to recognized, first it is allocated to reduce the carrying amount of any goodwill allocated to the cash-generating unit. If the impairment exceeds this, then it is allocated to other assets of the cash-generating unit pro rata on the basis of the carrying amount up to the limit of the highest of its fair value less costs of disposal, its value in use and zero.

When an impairment loss subsequently reverses (which is not allowed in the case of goodwill), the carrying amount of the asset or cash-generating unit is increased by the revised estimated of the asset’s recoverable amount. The increased carrying amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized in prior years. A reversal of an impairment loss is recognized as income.

Based on the Group’s organizational structure and the development of activities, the entire business is considered to form a single cash-generating unit.

The impairment tests in 2015, 2014 and 2013 were carried out taking into consideration the business assumptions for a five-year period, as well as other assumptions regarding the current macroeconomic and financial environment. Forecast average annual growth in sales for the projection period is between 2% and 4% for 2015, 2014 and 2013. In addition, the main assumptions used in 2015, 2014 and 2013 were as follows:

Discount rate	9.2
Future growth rate (“g”)	0.5

The Group also performed a sensitivity analysis of the result of the impairment test to changes in the following assumptions:

•	A 100 basis point (“bp”) increase in the discount rate

•	A reduction of 5% in future cash flows

•	A 0% growth to perpetuity rate

The performance of a sensitivity analysis of the assumptions above did not reveal the existence of any impairment.

In this respect, the Director of the Company consider that there were no significant factors requiring modification of the estimates made at year-end 2015, 2014 or 2013 for the preparation of the impairment tests and that any potential change in fair value of the key assumptions on which the calculation of recoverable amount is based would not cause the carrying amount of the assets of the Group’s cash-generating unit to be higher or lower than the recoverable amount.

5.6 Assets and liabilities classified as held for distribution to shareholder

The Group classifies an asset as held for distribution to shareholder when it has taken the decision of distribution and has estimated that it will take place within the next twelve months.

Non-current and current assets classified as held for distribution are presented separately from the other assets in the consolidated statement of financial position. The liabilities classified as held for distribution are presented separately from other liabilities in the consolidated statement of financial position.

These assets or disposal groups are measured at the lower of carrying amount or fair value.

These assets are not amortized. However, at the end of each reporting period corrections to the valuations are carried out, if applicable.

Revenues and expenses generated by these assets, which do not meet the requirements to qualify them as discontinued operations, are recognized in the consolidated statement of profit or loss according to their nature.

5.7 Leases

Leases are classified as finance leases when the conditions of the lease agreement indicate that substantially all the risks and rewards incidental to ownership of the asset are transferred. All other leases are classified as operating leases.

Finance leases

For finance leases in which the Group acts as lessee, the Group recognizes the cost of the leased assets in the consolidated statement of financial position according to the nature of the asset and, simultaneously, a liability for the same amount. This amount is the lower of the fair value of the leased asset and the present value of the minimum lease payments agreed, including any purchase option, when it is reasonably certain that this will be exercised. Contingent rents, costs for services and taxes that may be passed on by the lessor are not included. The total finance charge on the lease is recognized in the consolidated statement of profit or loss for the year in which it is incurred, using the effective interest rate method. Contingent rents are expensed in the reporting period in which they are accrued.

The assets recognized for these types of transactions are depreciated on the basis of their nature using similar criteria to those applied to other items of property, plant and equipment.

Operating leases

Costs from operating leases are recognized in the consolidated statement of profit or loss for the year when they are incurred.

Any payment received or made on entering into an operating lease is considered as revenue received in advance or a prepayment and taken to the consolidated statement of profit or loss over the lease term in accordance with the pattern of economic benefits transferred or received.

5.8 Financial instruments

Financial assets

The financial assets held by the Group are classified into the following categories:

a.	Loans and receivables: financial assets arising on the sale of goods and the rendering of services in the course of the company’s trade operations, and financial assets that are neither equity instruments nor derivatives, not arising on trade transactions, with fixed or determinable payments, and which are not traded in an active market.

b.	Held-to-maturity investments: debt securities with fixed or determinable payments traded in an active market which the Group has the intention and ability to hold to maturity.

Loans and receivables are initially measured at the fair value of the consideration given plus directly attributable transaction costs and subsequently at amortized cost. The Group has recognized provisions to cover the risk of uncollectibility. These provisions are calculated according to the probability of recovering the debt based on its age and the debtor’s solvency. At December 31, 2015, December 31, 2014 and December 31, 2013, the fair value of these assets was not materially different from the value at which the assets were stated in the consolidated statement of financial position.

At least at each reporting date, the Group tests its financial assets not measured at fair value through profit or loss for impairment. Objective evidence of impairment exists if the recoverable amount of the financial asset is less than its carrying amount. When this occurs, the impairment loss is recognized in the consolidated statement of profit or loss.

The Group derecognizes financial assets when the contractual rights to the cash flows from the financial asset expire or have been transferred, provided that substantially all the risks and rewards of ownership have been transferred. However, the Group does not derecognize financial assets which it sells while retaining substantially all the risks and rewards of ownership, instead recognizing a financial liability equal to the consideration received.

Financial liabilities

The main financial liabilities held by Group companies are financial liabilities at amortized cost. The financial liabilities held by Group companies are classified as:

1.	Bank borrowings and other loans: loans from banks and other lenders are recognized at the amount received, net of direct transaction costs. Subsequently, they are measured at amortized cost. Finance charges are recognized in the consolidated statement of profit or loss on an accrual basis using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

2.	Trade and other payables: payables arising from trade transactions are initially measured at fair value and subsequently at amortized cost using the effective interest rate.

The Group derecognizes financial liabilities when the obligations are extinguished.

Own equity instruments

An equity instrument represents a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Parent are recognized in equity for the amount of proceeds received, net of issue costs.

Treasury shares acquired by the Group are recognized at the value of the consideration paid and are deducted directly from equity. Any gain or loss on the acquisition, sale, issue or cancellation of own equity instruments is recognized directly in equity and not in profit or loss.

5.9 Valuation techniques and assumptions used to measure fair value

The fair value of financial assets and liabilities are determined as follows:

•	Fair values of financial assets or liabilities with standard terms and conditions traded on active liquid markets are determined by reference to their quoted market price.

•	The fair values of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable market transactions and dealer quotes for similar instruments.

•	The fair values of interest rate derivatives are determined using a discounted cash flow analysis based on the rates implied on the yield curve according to market conditions. The fair value of options is determined by applying a Black-Scholes valuation model or its variants, based on market volatilities for the strike prices and expiry dates of the options concerned.

Financial instruments that are measured subsequent to initial recognition at fair value, are grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs are referenced to valuation techniques that include inputs for the asset or liability that are not based on observable market data (“unobservable inputs”).

The Group defines the fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions, regardless of whether that price is directly observable or estimated using a valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. The fair value assessment includes own credit risk.

The credit risk adjustment was determined using a technique based on calculating, through simulations of total expected exposure (including both current and potential exposure) adjusted for the probability of default over time and for loss given default (or potential loss) assigned to the Group and each of the counterparties. The total expected exposure of the derivatives was obtained using observable market inputs, such as interest rate curves, exchange rates and volatilities according to market conditions on the measurement date.

The inputs applied to obtain own credit risk and counterparty risk (determination of probability of default) were based mainly on applying own credit spreads or spreads of comparable companies currently traded in the market (Credit Default Swap-CDS- curves, and internal rate return- IRRs- of debt issues).

At December 31, 2015, 2014 and 2013, the Group did not have any financial assets or financial liabilities measured at fair value.

5.10 Cash and cash equivalents

The Group classifies under this line item cash and short-term, highly liquid investments with a maturity of three months or less that are readily convertible to cash and which are subject to an insignificant risk of changes in value. Interest related to these transactions is recognized as income as accrued. Outstanding interest receivable at the end of the reporting period is included in the consolidated statement of financial position under this heading.

5.11 Inventories

Inventories are valued at the lower of acquisition price, production cost and net realizable value. Trade discounts, rebates or other similar items, and interest incorporated into the nominal amount are deducted from the acquisition price.

Production costs include the costs of direct materials and any direct labor and manufacturing overheads.

Net realizable value represents the estimated selling price less the estimated costs to complete the construction and the costs incurred in marketing, sale and distribution.

The Group uses the weighted average cost method to allocate the cost of its inventories. The Group makes valuation allowances and recognizes them as an expense in the consolidated statement of profit or loss when net realizable value is below purchase price (or production cost).

5.12 Income tax and other taxes

Income tax

Since the beginning of 2014, Coca-Cola Iberian Partners, S.A.U. has been subject to the consolidated tax regime set out in Chapter VII, Title VII of Legislative Royal Decree 4/2004 of March 5 approving the Consolidated Corporate Income Tax Act in Spain.

The Group companies included in the tax group in 2014 are Bebidas Gaseosas del Noroeste, S.A.U., Beganet, S.L.U., Cobega Embotellador, S.L.U., Coca-Cola Iberian Partners Gestión, S.A., Compañía Asturiana de Bebidas Gaseosas, S.A.U., Compañía para la Comunicación de Bebidas sin Alcohol, S.L., Conversia IT, S.L.U., Compañía Castellana de Bebidas Gaseosas, S.L., Compañía Levantina de Bebidas Gaseosas, S.A.U. and Refrescos Envasados del Sur, S.A.U. Coca-Cola Iberian Partners, S.A.U. is the parent of the tax group, which has tax ID number 182/14.

In 2015 Aguas de Cospeito, S.L.U., Aguas del Maestrazgo, S.L.U, Aguas del Santolín, S.A.U., Aguas del Toscal, S.A., Aguas de la Vega del Codorno, S.L.U., Nosoplas, S.L.U., Vilas del Turbón, S.A.U., CCIP Soporte, S.L.U., Peña Umbría, S.L.U., Developed System Logistic, S.L.U., Frutos y Zumos, S.A.U. and Olive Activos, S.L. have been incorporated to the referenced tax group.

Accordingly, the income tax expense reflects any advantages from unused tax losses and credits recognized in the individual tax returns of the companies in the tax group.

The corporate income tax expense includes the portion related to current tax and the portion related to deferred tax.

The current income tax is the amount that the Group pays as a result of the tax returns it files each year for corporate income tax purposes. Deductions and other tax relief applicable to payable taxes, excluding withholdings and payments on account, and tax loss carryforwards applied in the current reporting period are accounted for as a reduction in current tax.

Deferred tax relates to the recognition and derecognition of deferred tax assets and liabilities. These include the temporary differences, identified as those expected to be payable or recoverable arising between the carrying amounts of assets and liabilities and their tax bases, as well as tax loss carryforwards and unused tax losses. These amounts are measured by applying to the relevant temporary difference or tax credit the tax rate at which they are expected to be realized or settled.

Deferred tax liabilities are recognized for all taxable temporary differences, except for those arising from the initial recognition of goodwill or of other assets and liabilities in a transaction that is not a business combination and affects neither accounting profit nor taxable income.

Deferred tax assets are only recognized to the extent that it is considered probable that the Group will have future taxable income to enable their application.

Deferred tax assets and liabilities relating to items recognized directly in equity are recognized in equity.

Recognized deferred tax assets are reassessed at the end of each reporting period and the appropriate adjustments are made where there are doubts as to their future recoverability. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Other taxes

In addition, since January 1, 2014, the Company has availed of the special regime for groups of entities under Chapter IX, Title IX of Law 37/1992 on value added tax (VAT), together with certain group companies. The VAT tax group number is 107/14.

5.13 Recognition of revenue and expenses

Revenue and expenses are recorded according to the accruals principle, that is, at the moment the goods or services transactions represented by them take place, regardless of when actual payment or collection occurs. Revenue is measured at the fair value of the consideration received less discounts and taxes.

Revenue from the sale of goods is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the good sold, and retains neither continuing managerial involvement nor effective control over the goods sold.

Revenue from the rendering of services is recognized when the outcome of the transaction can be estimated reliably, taking into account the stage of completion of the transaction at the reporting date.

Interest income from financial assets is recognized using the effective interest method and dividend income is recognized when the shareholder’s right to receive payment is established. In any event, interest and dividend income on financial assets accrued after the date of acquisition is recognized as income in the consolidated statement of profit or loss.

Under current legislation, companies that sell soft drinks must charge a deposit for the delivery of returnable containers and packaging. This deposit is refunded to the customer as the containers and packaging are returned. The Company registers this liability in the consolidated statement of financial position under “Deposit liabilities”.

5.14 Provisions and contingencies

In preparing the consolidated financial statements, the Parent’s Director made a distinction between:

•	Provisions: credit balances covering present obligations arising from past events, the settlement of which is likely to cause an outflow of resources, but which are uncertain as to their amount and/or timing.

•	Contingent liabilities: possible obligations arising from past events, and whose existence will be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group.

The consolidated financial statements include all provisions for which it is considered more likely than not that the corresponding obligation will have to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed, unless the possibility of an outflow in settlement is considered to be remote.

Provisions are measured at the present value of the best estimate of the amount required to settle the obligation or transfer it, taking into account the information available on the event and its consequences. Adjustments arising from the discounting of the provision are recognized as a finance expense when accrued.

5.15 Environmental assets and liabilities

Items of property, plant and equipment earmarked for environmental purposes are measured at cost less any accumulated depreciation. Costs incurred to enlarge, upgrade or improve property; plant and equipment which increase productivity, capacity or extend the useful life of the asset are capitalized as an increase in the related asset.

Environmental expenditures are recorded according to the accruals principle, that is, at the moment the goods or services transactions represented by them take place, regardless of when actual payment or collection occurs.

Group policy is to account for potential commitments at the moment it has knowledge of them.

5.16 Termination benefits

Under current labor legislation, the Group is required to pay termination benefits to employees terminated under certain conditions. Therefore, termination benefits that can reasonably be quantified are recognized as an expense when the decision is made to terminate the employment and a valid expectation with respect to third parties regarding the termination has been created.

“Current provisions” in the liabilities side of the statement of financial position at December 31, 2014 and 2013 included restructuring costs not yet incurred related to the integration process described in Note 1, including the best estimate of termination benefits the Group will have to pay as a result of this process. This has been resolved during 2015.

5.17 Employee benefits

In accordance with the applicable collective bargaining agreement:

•	Some subsidiaries have an obligation to pay a length-of-service bonus. The provision recognized to cover this bonus is detailed in Note 16.1 and presents the present value, calculated based on actuarial studies by independent experts, of the future payment obligations assumed by the Company with its employees.

•	The subsidiary Compañía Castellana de Bebidas Gaseosas, S.L must pay a special bonus to employees who retire between the ages of 60 and 65 provided that they have rendered 15 years of service at the company. This obligation has been externalized, thus the contribution amount of each year is recognized in the “Personnel expenses” in the consolidated statement of profit or loss (Note 19.3). Other Group companies with these obligations are accounted for on a cash basis according to the actual experience accumulated for this arrangement and the Director considers that if they were to be recognized on an accrual basis, the effect would not be material on the accompanying consolidated financial statements. The amount recognized in the consolidated statement of profit or loss in 2015, 2014 and 2013 for this item is immaterial.

•	The subsidiary Compañía Castellana de Bebidas Gaseosas, S.L. (“Casbega”) operates a defined contribution pension plan for all its employees contributing a percentage of their salaries to the Casbega external pension plan, which meets the requirements of Royal Decree 1588/1999 of October 15. The administrator and depositary of this plan is VidaCaixa. The contributions by the Company in connection with this plan are recognized within “Personnel expenses” in the consolidated statement of profit or loss (Note 19.3).

5.18 Grants, donation and bequests

The Group uses the following criteria for the recognition of grants, donations and bequests received:

•	Non-refundable grants, donations and bequests: measured at the fair value of the amount or asset awarded, depending on whether they are monetary or non-monetary grants, donations and bequests, and allocated to profit in proportion with the amortization or depreciation charges for those assets, or when the assets are disposed of or impaired, except for those received from partners or owners, which are recognized directly in other financial liabilities and are not considered income.

•	Refundable grants: recognized as liabilities as long as they remain repayable.

•	Operating grants: taken to profit or loss when awarded, unless they are earmarked to finance operating losses for a future period, in which case they are recognized in those periods. Those awarded to finance specific expenses are recognized as the financed expenses are accrued.

5.19 Related party transactions

The Group carries out all transactions with related parties at market values. In addition, transfer prices are adequately supported, so the Group’s Director considers that there are no risks in this connection that could lead to significant liabilities in the future.

5.20 Current/non-current classification

Current assets comprise assets associated with the normal operating cycle, which generally is considered to be one year, as well as those expected to mature, or to be sold or realized in the short term, financial assets held for trading, except financial derivatives that will be settled in more than one year, and cash and cash equivalents. All other assets are classified as non-current.

Similarly, current liabilities are liabilities associated with the normal operating cycle, financial liabilities classified as held for trading, except financial derivatives that will be settled in more than one year, and, in general, all liabilities expected to fall due or to be extinguished in the short term. All other liabilities are classified as non-current.

5.21 Consolidated statement of cash flows

The following terms, with the meanings specified, are used in the consolidated statement of cash flows, which was prepared using the indirect method:

1.	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly-liquid investments that are subject to an insignificant risk of changes in value.

2.	Operating activities: the principal revenue-producing activities of the Company and other activities that are not investing or financing activities.

3.	Investing activities: the acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents.

4.	Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Group companies that are not operating activities.

6. Integration

On June 1, 2013, all the “Bottling Companies” of the “The Coca-Cola Company” brands in Spain, Portugal and Andorra including Frutos y Zumos, S.A. were integrated (see Note 1).

The Group allocated, at the acquisition date, the consideration transferred with respect to the component of the integration was accounted for using the acquisition method, recognizing the identifiable assets, liabilities and contingent liabilities at their fair values. The total value of the consideration transferred as well as the net assets of entities under common control of Cobega was EUR 1,792,262 thousand. The assets acquired and liabilities assumed in the integration are detailed in the various sections of these notes to the consolidated financial statements as “Additions to the scope of consolidation” in 2013, presented for comparative purposes.

In addition, at December 31, 2013, the consideration transferred with respect to the component of the integration, accounted for using the acquisition method, was provisionally allocated as the fair value as of date of acquisition, as applicable, was still being studied, analyzed and reviewed. A portion of the consideration transferred amounting to EUR 50,567 thousand was allocated to items of property, plant and equipment, comprising land and buildings, and EUR 15,170 thousand in deferred tax. The allocation of the consideration transferred in regards the component of the integration accounted for using the acquisition method was completed on 2014 and shown below as well as the assets and liabilities of the entities under the common control of Cobega:

	Thousands of Euros
	Entities unrelated to Cobega (non controlling)	Entities under the common control of Cobega	Total
Total consideration transferred (Capital+share premium)	1,218,471	573,791	1,792,262

Intangible assets (Note 8)	2,030	12,602	14,632
Property, plant and equipment (Note 9)	390,590	480,269	870,859
Deferred tax assets	9,754	21,489	31,243
Inventories	129,865	86,500	216,365
Trade and other receivables	149,651	264,726	414,377
Cash and cash equivalents	73,139	12,518	85,657
Other assets	23,372	12,467	35,839
Interest-bearing loans and borrowings	(84,276)	(39,442)	(123,718)
Deferred tax liabilities	(27,660)	(30,528)	(58,188)
Trade and other payables	(240,057)	(224,238)	(464,295)
Other liabilities	(24,148)	(22,572)	(46,720)

Total value of assets and liabilities acquired	402,260	573,791	976,051

Difference—Goodwill	816,211	—	816,211

7. Goodwill

The Group’s goodwill arose from the business combination described in Note 1 as the difference between the total value of the assets and liabilities of the four entities included in the Bottling Companies unrelated to Cobega and Frutos y Zumos, S.A. and the consideration transferred (Note 6). The goodwill is considered to have been allocated to a single cash-generating unit corresponding to the sale of soft drinks.

This goodwill is tested for impairment at least annually as described in Note 5.5. In this respect, the Directors of the Parent did not consider it necessary to recognize any impairment of goodwill in any of the periods presented.

8. Intangible assets

The movement in this item in the consolidated statement of financial position in 2015, 2014 and 2013 was as follows:

2015

	Thousands of Euros
	Beginning balance	Additions or charges	Disposals or cancellations	Transfers (Note 13)	Closing balance
Cost:
Concessions	6,320	—	—	(6,320)	—
Computer software	34,278	8,309	(4)	(22)	42,561
Other intangible assets	1,272	—	—	(592)	680

Total cost	41,870	8,309	(4)	(6,934)	43,241

Accumulated amortization:
Computer software	(8,082)	(8,116)	—	20	(16,178)
Other intangible assets	(61)	(36)	—	—	(97)

Total accumulated amortization	(8,143)	(8,152)	—	20	(16,275)

Impairment:
Concessions	—	(6,050)	—	6,050	—
Computer software	—	(580)	—	—	(580)

Total impairment losses	—	(6,630)	—	6,050	(580)

Net value:	33,727				26,386

2014

	Thousands of Euros
	Beginning balance	Additions or charges	Disposals or cancellations	Closing balance
Cost:
Concessions	6,320	—	—	6,320
Computer software	12,213	22,626	(561)	34,278
Other intangible assets	1,271	1	—	1,272

Total cost	19,804	22,627	(561)	41,870

Accumulated amortization:
Computer software	(2,041)	(6,062)	21	(8,082)
Other intangible assets	(21)	(40)	—	(61)

Total accumulated amortization	(2,062)	(6,102)	21	(8,143)

Impairment:
Computer software	(600)	—	600	—

Total impairment losses	(600)	—	600	—

Net value:	17,142			33,727

2013

	Thousands of Euros
	Beginning balance	Additions to the scope of consolidation (Note 6)	Additions or charges	Disposals or cancellations	Transfers	Closing balance
Cost:
Concessions	—	6,320	—	—	—	6,320
Computer software	—	7,032	5,006	(385)	560	12,213
Other intangible assets	—	1,271	—	—	—	1,271
Under construction and advances	—	9	—	—	(9)	—

Total cost	—	14,632	5,006	(385)	551	19,804

Accumulated amortization:
Computer software	—	—	(2,041)	—	—	(2,041)
Other intangible assets	—	—	(21)	—	—	(21)

Total accumulated amortization	—	—	(2,062)	—	—	(2,062)

Impairment:
Computer software	—	—	(600)	—	—	(600)

Total impairment losses	—	—	(600)	—	—	(600)

Net value:		14,632				17,142

	Thousands of Euros
	2015	2014	2013
Concessions	—	6,320	6,320
Computer software	25,803	26,196	9,572
Other intangible assets	583	1,211	1,250

Total intangible assets	26,386	33,727	17,142

Additions to “Computer software” in 2015, 2014 and 2013 related mainly to upgrades of the Group’s computer software and own work capitalized, amounting to EUR 3,233 thousand during 2015.

Transfers which occurred in 2015 are related to the assets classified as held for distribution to shareholder as explained in Note 13 of these consolidated financial statements.

9. Property, plant and equipment

The movement in this item in the consolidated statement of financial position in 2015, 2014 and 2013 was as follows:

2015

	Thousands of Euros
	Beginning balance	Additions or charges	Disposals or cancellations	Transfers (Note 13)	Closing balance
Cost:
Land and buildings	472,099	2,009	(5,110)	(83,753)	385,245
Technical installations and machinery	307,701	31,093	(3,099)	(41,482)	294,213
Other installations, equipment and furniture	54,416	6,251	(2,004)	(1,253)	57,410
Other property, plant and equipment	102,229	41,360	(9,727)	(258)	133,604
Under construction and advances	2,070	1,172	(37)	(292)	2,913

Total cost	938,515	81,885	(19,977)	(127,038)	873,385

Accumulated depreciation:
Land and buildings	(19,236)	(12,489)	10	8,934	(22,781)
Technical installations and machinery	(69,350)	(39,613)	848	14,685	(93,430)
Other installations, equipment and furniture	(21,062)	(7,934)	220	1,253	(27,523)
Other property, plant and equipment	(35,607)	(24,726)	5,180	258	(54,895)

Total accumulated amortization	(145,255)	(84,762)	6,258	25,130	(198,629)

Impairment:
Land and buildings	—	(6,025)	—	4,656	(1,369)
Technical installations and machinery	(30,216)	(1,063)	27	9,816	(21,436)
Other property, plant and equipment	(157)	—	—	—	(157)

Total impairment losses	(30,373)	(7,088)	27	14,472	(22,962)

Net value:	762,887				651,794

2014

	Thousands of Euros
	Beginning balance	Additions or charges	Disposals or cancellations	Transfers	Closing balance
Cost:
Land and buildings	470,009	1,582	(464)	972	472,099
Technical installations and machinery	295,248	13,317	(962)	98	307,701
Other installations, equipment and furniture	53,294	2,057	(15)	(920)	54,416
Other property, plant and equipment	75,582	32,250	(5,630)	27	102,229
Under construction and advances	2,229	48	(30)	(177)	2,070

Total cost	896,362	49,254	(7,101)	—	938,515

Accumulated depreciation:
Land and buildings	(6,744)	(12,492)	—	—	(19,236)
Technical installations and machinery	(26,054)	(43,300)	6	(2)	(69,350)
Other installations, equipment and furniture	(12,546)	(8,516)	—	—	(21,062)
Other property, plant and equipment	(13,431)	(22,567)	389	2	(35,607)

Total accumulated amortization	(58,775)	(86,875)	395	—	(145,255)

Impairment:
Technical installations and machinery	(30,216)	—	—	—	(30,216)
Other property, plant and equipment	—	(157)	—	—	(157)

Total impairment losses	(30,216)	(157)	—	—	(30,373)

Net value:	807,371				762,887

2013

	Thousands of Euros
	Beginning balance	Additions to the scope of consolidation (Note 6)	Additions or charges	Disposals or cancellations	Transfers	Closing balance
Cost:
Land and buildings	—	466,860	903	—	2,246	470,009
Technical installations and machinery	—	286,760	8,347	—	141	295,248
Other installations, equipment and furniture	—	42,692	6,075	(121)	4,648	53,294
Other property, plant and equipment	—	64,320	11,983	(785)	64	75,582
Under construction and advances	—	10,227	3,512	(3,860)	(7,650)	2,229

Total cost	—	870,859	30,820	(4,766)	(551)	896,362

Accumulated depreciation:
Land and buildings	—	—	(6,744)	—	—	(6,744)
Technical installations and machinery	—	—	(26,041)	—	(13)	(26,054)
Other installations, equipment and furniture	—	—	(12,596)	—	50	(12,546)
Other property, plant and equipment	—	—	(13,394)	—	(37)	(13,431)

Total accumulated depreciation	—	—	(58,775)	—	—	(58,775)

Impairment:
Technical installations and machinery	—	—	(30,216)	—	—	(30,216)

Total impairment losses	—	—	(30,216)	—	—	(30,216)

Net value:		870,859				807,371

	Thousands of Euros
Carrying amount	2015	2014	2013
Land and buildings	361,095	452,863	463,265
Technical installations and machinery	179,347	208,135	238,978
Other installations, equipment and furniture	29,887	33,354	40,748
Other property, plant and equipment	78,552	66,465	62,151
Under construction and advances	2,913	2,070	2,229

Net property plant, and equipment	651,794	762,887	807,371

“Additions or charges” and “Disposals or cancellations” include mainly additions and disposals related to additions, replacements or substitutions of certain items of assets of the installations used by the Group and productive items necessary for ordinary activities.

Transfers which occurred in 2015 are related to the assets classified as held for distribution to shareholder as explained in Note 13 of these consolidated financial statements.

In 2015, 2014 and 2013, items of property, plant and equipment were disposed of with a net carrying amount of EUR 13,692 thousand, EUR 6,706 thousand and EUR 4,766 thousand, respectively. The results generated by the disposals were not material.

The impact of the update on revalued assets in the statement of financial position and depreciation in 2015, 2014 and 2013, both cumulative and period depreciation, is not material.

In 2013, impairment was recognized for the estimated impact on the Group’s assets of the restructuring process described in Note 1 with a charge to “Other income and expenses” in the accompanying consolidated statement of profit or loss for 2013 (see Note 19.5).

At December 31, 2015, 2014 and 2013, the Group had arranged various finance leases on its items of property, plant and equipment (see Note 10.1).

In addition, at December 31, 2015 and 2014, the Group had commitments to acquire items of property, plant and equipment amounting to approximately EUR 7,287 thousand in 2015, EUR 10,907 thousand in 2014 and no commitments in 2013.

10. Leases and similar arrangements

10.1 Finance leases

At December 31, 2015, 2014 and 2013, the Group, as lessee, held the following assets under finance leases:

2015

			Thousands of Euros
				Lease payments paid
Item	Lease term (years)	Months elapsed	Original cost excluding purchase option	From prior years	From the current year	Present value of outstanding lease payments (Note 17)	Present value of purchase option
Buildings	15	33	35,735	1,947	2,054	31,734	774
Information technology equipment	5	31	238	74	44	120	15
Machinery	8	89	2,550	1,895	292	363	212

			38,523	3,916	2,390	32,217	1,001

2014

			Thousands of Euros
				Lease payments paid
Item	Lease term (years)	Months elapsed	Original cost excluding purchase option	From prior years	From the current year	Present value of outstanding lease payments (Note 17)	Present value of purchase option
Buildings	15	21	35,735	—	1,947	33,788	774
Information technology equipment	5	19	238	31	43	164	15
Machinery	5	55	315	226	53	36	—
Machinery	8	77	2,550	1,596	299	655	212
Machinery	5	51	61	38	13	10	1

			38,899	1,891	2,355	34,653	1,002

2013

			Thousands of Euros
				Lease payments paid
Item	Lease term (years)	Months elapsed	Original cost excluding purchase option	From prior years	From the current year	Present value of outstanding lease payments (Note 17)	Present value of purchase option
Buildings	50	132	666	258	24	384	233
Buildings	15	9	35,735	—	—	35,735	774
Information technology equipment	5	7	238	—	31	208	15
Machinery	5	43	315	189	37	89	—
Machinery	6	72	1,560	1,498	62	—	—
Machinery	6	68,5	2,162	1,777	210	176	86
Machinery	8	65	2,550	1,422	174	961	212
Machinery	5	39	61	31	7	24	1

			43,287	5,175	545	37,577	1,321

At December 31, 2015, 2014 and 2013, the Group had leases in force with the following minimum lease payments (including, where applicable, purchase options), excluding the effect of shared expenses, future inflation adjustments or contractually variable agreed rent increases:

Finance leases Minimum payments	Thousands of Euros
	2015	2014	2013
No later than one year	2,539	2,396	2,564
Between one and five years	9,249	9,245	9,420
More than five years	20,429	23,012	25,593

	32,217	34,653	37,577

The Director of the Company believes the Group will exercise the purchase option at the expiry of the finance leases arranged with the aforementioned contracts.

10.2 Operating leases

At December 31, 2015, 2014 and 2013, the Group had leases in force with the following minimum lease payments excluding the effect of shared expenses future inflation adjustments or contractually agreed rent increases:

Operating leases Minimum payments	Thousands of Euros
	2015	2014	2013
No later than one year	17,800	18,084	8,409
Between one and five years	11,646	10,495	6,972
More than five years	6,202	6,380	91

	35,648	34,959	15,472

The amount of operating lease payments in 2015, 2014 and 2013 related mainly to the lease of delegations and central offices, pallets, forklifts, IT equipment and motor vehicles. The amounts recognized as an expense in 2015, 2014 and 2013 were approximately EUR 33,051 thousand, EUR 35,480 thousand and EUR 20,645 thousand, respectively.

11. Non-current and current financial assets

11.1 Non-current and current investments

The balances of “Non-current investments” at December 31, 2015, 2014 and 2013 are as follows:

2015

	Thousands of Euros
	Deposits	Loans	Guarantees and other	Total
Loans and receivables	—	2,794	1,104	3,898
Held-to-maturity investments	—	—	235	235

Total, non-current	—	2,794	1,339	4,133

Loans and receivables	—	371	1,252	1,623
Held-to-maturity investments	50,000	—	—	50,000

Total, current	50,000	371	1,252	51,623

2014

	Thousands of Euros
	Deposits	Loans	Guarantees and other	Total
Loans and receivables	—	3,046	772	3,818
Held-to-maturity investments	—	—	193	193

Total, non-current	—	3,046	965	4,011

Loans and receivables	—	353	2,501	2,854
Held-to-maturity investments	10,000	—	—	10,000

Total, current	10,000	353	2,501	12,854

2013

	Thousands of Euros
	Deposits	Payables	Guarantees and other	Total
Loans and receivables	—	2,319	1,732	4,051
Held-to-maturity investments	10,000	—	218	10,218

Total, non-current	10,000	2,319	1,950	14,269

Loans and receivables	490	659	779	1,928
Held-to-maturity investments	60,000	—	—	60,000

Total, current	60,490	659	779	61,928

At December 31, 2015, 2014 and 2013, the Company had bank deposits with an original maturity of over three months and less than one year for amounts of approximately EUR 50 million, EUR 10 million and EUR 60 million, respectively. These investments earn interest at market rates.

11.2 Trade and other receivables

The detail of this line item in the consolidated statement of financial position at December 31, 2015, 2014 and 2013 is as follows:

	Thousands of Euros
	2015	2014	2013
Trade receivables	369,550	327,515	412,863
Doubtful trade receivables	5,230	4,300	1,017
Provision for impairment (Note 11.2.3)	(3,765)	(2,564)	—

Total trade receivables	371,015	329,251	413,880

Trade receivables, associates and related parties (Note 20.2)	3,207	5,578	4,150
Other receivables	12,485	10,250	2,121
Employees	1,735	756	2,509

	388,442	345,835	422,660

11.2.1 Trade receivables

This line item of the accompanying consolidated statement of financial position at December 31, 2015, 2014 and 2013 includes mainly balances receivable from sales to third parties by the Group in the ordinary course of its business. In general, these receivables do not bear any interest and the collection terms range from immediate to 60 days. As at December 31, 2015 the average collection period is 47 days (50 days in each of 2014 and 2013).

The balances of “Doubtful trade receivables” for which provisions have not been recognized relate to receivables covered by insurance policies arranged by the Group.

To determine the recoverability of a receivable, the Company takes into consideration any change in the debtor’s creditworthiness from the date the credit is granted to the end of the financial period (see Note 15).

11.2.2 Transfers of financial assets

Exclusively, in 2014, the Group entered into a number of agreements for the assignment of receivables. As part of its financial risk management, the Group assesses whether these agreements transfer substantially the risks and rewards incidental to the ownership of the assigned receivables.

Receivables for which the Group retains the contractual rights to receive the cash flows are only derecognized when it assumes contractual obligations to pay the cash flows to one or more recipient and the following requirements are met:

•	Payment of the cash flows is dependent on prior collection.

•	The Group may not sell or pledge the financial asset.

•	The cash flows collected on behalf of the recipients are remitted without material delay.

In accordance with this analysis, the Group derecognized the assigned receivables that met these requirements. At December 31, 2014, the carrying amount of derecognized receivables related to non-recourse factoring was EUR 101,125 thousand (2015 and 2013: Nil) (see Note 15.2).

11.2.3 Provision for impairment

The movements in the provision for impairment and uncollectibility in the years ended December 31, 2015, 2014 and 2013 were as follows:

2015

Thousands of Euros
Provision for impairment
Balance at December 31, 2014	2,564
Charge	3,208
Amounts used	(829)
Reversals	(872)
Transfers	(306)

Balance at December 31, 2015	3,765

2014

Thousands of Euros
Provision for impairment
Balance at December 31, 2013	—
Charge	5,804
Amounts used	(721)
Reversals	(2,519)

Balance at December 31, 2014	2,564

2013

Thousands of Euros
Provision for impairment
Additions to the scope of consolidation	—
Charge	5,643
Amounts used	(690)
Reversals	(4,953)

Balance at December 31, 2013	—

The age of impaired receivables is mostly over six months.

At December 31, 2015, 2014 and 2013, there were no impaired outstanding receivables for significant amounts.

11.3 Cash and cash equivalents

The detail of this line item in the accompanying consolidated statement of financial position at December 31, 2015, 2014 and 2013 is as follows:

	Thousands of Euros
	2015	2014	2013
Cash in hand	320	407	84
Cash at banks	213,338	215,707	48,003

	213,658	216,114	48,087

The carrying amount of cash approximates its fair value due to the short maturity.

Cash at bank balances earn interest at prevailing market rates.

12. Inventories

The detail of “Inventories” in the accompanying consolidated statement of financial position is as follows:

	Thousands of Euros
	2015	2014	2013
Goods for resale	4,293	5,507	1,599
Raw materials and other supplies	85,595	82,170	85,402
Work in progress and semi-finished goods	—	710	1,612
Finished goods	70,840	90,214	87,312
Impairment of inventories	(16,765)	(9,793)	(53)

	143,963	168,808	175,872

The movement in impairment of inventories in the accompanying statement of financial position is as follows:

Thousands of Euros
Opening balance	—
Charges	53

Balance at December 31, 2013	53

Charges	9,740

Balance at December 31, 2014	9,793

Charges	7,468

Decrease (reversal)	(133)

Transfers to assets classified for held for distribution to shareholder	(363)

Balance at December 31, 2015	16,765

At December 31, 2015 and 2014, the Group had commitments to acquire inventories amounting to approximately EUR 792 thousand in 2015, EUR 1,113 thousand in 2014 and no commitments in 2013. These inventories had no restrictions in 2015, 2014 and 2013.

13. Assets and liabilities classified as held for distribution to shareholder

In connection with the Agreements outlined in Note 1, certain assets and businesses that are considered non-core operations will be excluded from the 2015 Combination transaction. These assets and businesses correspond primarily to offices and production plants, as well 100% of the share capital of three companies engaged in bottling of mineral water, concentrated juices production and manufacturing of packaging businesses (Aguas de Cospeito, S.L.U., Frutos y Zumos, S.A.U. and Nosoplas, S.L.U. respectively). Historically these assets and businesses have been included in the consolidated financial statements of the Group. Prior to the completion of the 2015 combination transaction, the Group expects to distribute these assets and businesses to the existing shareholder in the form of a dividend in kind.

Further detail of the assets and liabilities subject to the intended distribution is outlined below:

a) Assets classified as held for distribution to shareholder

	Thousands of Euros
	December 31, 2015	December 31, 2014	December 31, 2013
Intangible assets (Note 8)	864	—	—
Property, plant and equipment (Note 9)	87,436	—	—
Inventories	7,571	—	—
Deferred tax assets (Note 18.5)	4,251
Other assets	6,740	—	—

Total	106,862	—	—

b) Liabilities classified as held for distribution to shareholder

	Thousands of Euros
	December 31, 2015	December 31, 2014	December 31, 2013
Trade and other payables	9,563	—	—
Deferred tax liabilities (Note 18.6)	2,285
Other financial liabilities	4,405	—	—

Total	16,253	—	—

The Director does not consider any of the businesses to be a major line of business or geographical area of operations.

14. Equity

Share capital

The Company’s share capital at December 31, 2015, 2014 and 2013 was represented by 1,517,000,000 fully subscribed and paid ordinary shares of EUR 1 par value of the same class and series.

At December 31, 2015 Olive Partners, S.A. is the Sole Shareholder of Coca-Cola Iberian Partners, S.A.U. (see Note 1). The main ultimate shareholder of the Group is Cobega Invest, S.L. with 53.9%, whose ultimate parent is Cobega, S.A. (see Note 1).

At December 31, 2014 and December, 31, 2013 the legal person shareholder with a stake above 10% of the Company’s share capital was Cobega Invest, S.L. with 42.14%, whose ultimate parent is Cobega, S.A.

Shares of the Company are not quoted on the stock market.

Share premium

The balance of the “Share premium” account of the Company arose as a result of the capital increase carried out by the Company on May 31, 2013.

The Consolidated Text of the Spanish Corporate Enterprises Act (Ley de Sociedades de Capital) permits the use of the share premium account balance to increase capital and establishes no specific restrictions as to its use.

Legal reserve

According to the Corporate Enterprises Act, companies must earmark 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase share capital by the amount exceeding 10% of the increased capital amount.

Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available.

At December 31, 2015, the Parent had set aside a legal reserve for EUR 18,870 thousand, which is less than 20% of share capital (2014: EUR 9,129 thousand; 2013: Nil).

Non-controlling interests

This heading in the accompanying consolidated statement of financial position at December 31, 2015, 2014 and 2013 reflects the share of non-controlling interests in the consolidated companies.

In addition, “Profit attributable to non-controlling interests” in the accompanying consolidated statement of profit or loss represents the share of these non-controlling interests in net profit for 2015, 2014 and 2013.

Changes in non-controlling interests in 2015, 2014 and 2013 were as follows:

2015

	Thousands of Euros
	Beginning balance	2015 profit/(loss)	Changes in consolidation scope (Note 3.7)	Dividend	Closing balance
Aguas del Toscal, S.A.	1,014	—	(1,014)	—	—
Madrid Eco Platform, S.L.	(226)	(136)	362	—	—

	788	(136)	(652)	—	—

2014

	Thousands of Euros
	Beginning balance	2014 profit/(loss)	Changes in consolidation scope (Note 3.7)	Dividend	Closing balance
Aguas del Toscal, S.A.	1,956	46	(978)	(10)	1,014
Madrid Eco Platform, S.L.	87	(313)	—	—	(226)

	2,043	(267)	(978)	(10)	788

2013

	Thousands of Euros
	Beginning balance	Additions to the scope of consolidation	2013 profit/(loss)	Changes in the scope of consolidation	Dividend	Closing balance
Aguas del Toscal, S.A.	—	1,964	71	—	(79)	1,956
Madrid Eco Platform, S.L.	—	11	76	—	—	87
Coca-Cola Iberian Partners Gestión, S.A.	—	287	—	(287)	—	—
Compañía para la Comunicación de Bebidas sin Alcohol, S.L.	—	48	—	(48)	—	—

	—	2,310	147	(335)	(79)	2,043

Dividends

At June 22, 2015, the General Meeting of the Company approved the distribution of a dividend amounting to EUR 90,000 thousand. This dividend was paid on July 13, 2015.

At March 23, 2015, the Board of Directors of the Company proposed the distribution of a dividend out of 2014 profit amounting to EUR 60,000 thousand that was later approved by the General Meeting of the Company. This dividend was paid on May 11, 2015.

15. Exposure to risk

15.1 Capital management

The objectives of the Group’s capital management are to ensure that it maintains the ability to continue as a going concern so that it can provide returns to shareholder and benefit other stakeholders, and to maintain an optimal financial structure in order to reduce its cost of capital.

At December 31, 2015, 2014 and 2013, the Group had a positive net financial position as its financial debt was less than its current financial assets, cash and cash equivalents.

15.2 Financial risks

The Group centralizes financial risk management in the Finance Department, which has the necessary mechanisms in place to control exposure to fluctuations in interest rates, as well as to credit and liquidity risk. The main financial risks to which the Group is exposed are outlined below:

a)	Credit risk:

The Group controls its bad debt and insolvency risks by setting credit limits and applying strict conditions on collection periods.

As a general rule, the Group places cash and cash equivalents with financial institutions with high credit ratings. In addition, there is no significant concentration of credit risk with third parties; a significant portion of its receivables are guaranteed through credit insurance. Credit insurance covered around 66% of receivables in 2015, 53% in 2014 and 2013. In addition, around 3% of the remaining receivables are covered with surety bonds in 2015, 13% in 2014 and 2013.

Meanwhile, the Group usually monitors trends in average collection periods and customers that, for whatever reason, are late paying their debts.

In addition, credit risk from cash deposits is minimal, as they are placed at renowned financial institutions. The Parent has a “cash-pooling” system with the rest of the Group companies, so cash management is centralized.

In December 2014, the Parent arranged loan assignment agreements through non-recourse factoring with a number of different financial institutions. The amount advanced at this date was EUR 101,125 thousand (See Note 11.2.2).

b)	Liquidity risk:

The objective of the Group’s liquidity policy is to maintain sufficient funds available to meet all the payment obligations arising from the business.

c)	Interest rate risk:

Given its centralized cash management system, the Group’s exposure to the risk of changes in interest rates is minimal. This risk is controlled by the Group’s Finance Department. Therefore, the potential impact of fluctuations in interest rates on the Group’s finance income and expenses and cash flows would not be significant.

The portfolio of financial assets exposed to interest rate risk comprises mainly assets acquired under reverse repurchase agreements. As a result, exposure to interest rate risk is negligible as the maturities are very short term and returns adapt to movements in interest rates quickly.

d)	Foreign currency risk:

The Group conducts virtually all its operations in euros. Therefore, its exposure to foreign currency risk is not material.

e)	Price risk:

The Group is exposed to changes in raw materials prices. The Group monitors the prices of the raw materials used in its production process on an ongoing basis so that it can make the appropriate decisions at all times in accordance with trends seen and forecasts in markets and its strategy.

16. Provisions and contingencies

16.1 Non-current and current provisions

The detail and movement in provisions under these line items in the accompanying consolidated statement of financial position in 2015, 2014 and 2013 are as follows:

2015

	Thousands of Euros
	Beginning balance	Charges (Note 19.5)	Reversals	Amounts used / Payments	Closing balance
Long-term employee benefits	3,602	—	(488)	—	3,114
Other provisions	4,982	5,117	(794)	(88)	9,217

Total, non-current	8,584	5,117	(1,282)	(88)	12,331

Restructuring provision	14,764	—	—	(14,764)	—

Total, current	14,764	—	—	(14,764)	—

2014

	Thousands of Euros
	Beginning balance	Charges	Reversals (Note 19.5)	Amounts used / Payments	Closing balance
Long-term employee benefits	3,019	583	—	—	3,602
Other provisions	6,873	127	(1,124)	(894)	4,982

Total, non-current	9,892	710	(1,124)	(894)	8,584

Restructuring provision	105,868	12,095	(5,983)	(97,216)	14,764

Total, current	105,868	12,095	(5,983)	(97,216)	14,764

2013

	Thousands of Euros
	Beginning balance	Additions to the scope of consolidation	Charges (Note 19.5)	Amounts used / Payments	Closing balance
Long-term employee benefits	—	2,939	252	(172)	3,019
Other provisions	—	7,730	618	(1,475)	6,873

Total, non-current	—	10,669	870	(1,647)	9,892

Restructuring provision	—	22,083	101,656	(17,871)	105,868

Total, current	—	22,083	101,656	(17,871)	105,868

Long-term employee benefits

This provision covers mainly the obligations arising from long-service bonuses of employees at a subsidiary in accordance with the applicable collective bargaining agreement (see Note 5.17).

The main actuarial assumptions used at December 31, 2015, 2014 and 2013 to calculate the present value of the liability arising from these obligations were as follows:

Item	2015 assumptions	2014 assumptions	2013 assumptions
Actuarial measurement	Benefit allocation method	Benefit allocation method	Benefit allocation method
Financial assumptions	Fair value criteria	Fair value criteria	Fair value criteria
Disability tables	Social Security 90 (SS-90)	Social Security 90 (SS-90)	Social Security 90 (SS-90)
Dynamic mortality tables	PEMF 2000,P	PEMF 2000,P	PEMF 2000,P
Annual rate of salary increase	2.5%	2.5%	2.5%

Other long-term provisions

“Other provisions” includes provisions that the Group sets aside to cover: (a) liabilities considered more likely than not to occur that could arise from lawsuits or ongoing litigation, which it maintains until a ruling on the proceedings is issued, and (b) liabilities arising from tax assessments signed under protest that have been appealed before the competent authorities (see Note 18.7).

Current provisions (Restructuring provision)

“Current provisions” in the liabilities side of the consolidated statement of financial position at December 31, 2014 and 2013 included restructuring costs related to staff adjustments (including expenses incurred relating to employee compensation as a result of either termination or geographic relocation) not yet paid related to the integration process described in Note 1, including the best estimate of termination benefits the Group will have to pay as a result of this process. As explained in Note 1, this restructuring process has been completed during 2015. Therefore at December 31, 2015 no liability is recognized. The professional service expenses related to this process have been paid.

No charges have been made in 2015. Charges made in 2014 amounting to EUR 12,095 thousand were recognized under “Salaries and wages” in the accompanying consolidated statement of profit or loss. Charges in 2013 amounting to EUR 101,656 thousand were recognized under “Other income and expenses” in the accompanying consolidated statement of profit or loss for 2013.

16.2 Written undertakings to third parties and contingent liabilities

The Group had issued a written undertaking to Tax Authorities at December 31, 2015, 2014 and 2013 amounting of EUR 30 million, EUR 85 million and EUR 157 million, respectively, to satisfy any tax obligations arising from tax assessment in regards to certain inspections for which the Group companies has appealed before the Central Economic Administrative Court.

In 2015, 2014 and 2013, the Group issued a written undertaking to fulfill its obligations arising from finance lease arrangements for EUR 31,854 thousand, EUR 33,013 thousand and EUR 35,942 thousand, respectively.

In addition, at December 31, 2015, 2014 and 2013, the Group had issued a written undertaking to fulfill its obligation amounting to EUR 10 million, EUR 14 million and EUR 18 million, respectively, related to its current operations.

The Director of the Parent estimates that any contingent liabilities at December 31, 2015, 2014 and 2013 that could arise from the written undertakings issued would not be material.

17. Interest-bearing loans and borrowings (non-current and current)

“Non-current interest-bearing loans and borrowings” and “Current interest-bearing loans and borrowings” at December 31, 2015, 2014 and 2013 were as follows:

2015

	Thousands of Euros
	Current	Non-current
		2017	2018	2019	2020 and beyond	Total
Finance lease (Note 10.1)	2,539	2,242	2,284	2,327	22,825	29,678
Other financial liabilities	2,753	925	165	165	417	1,672

Total interest-bearing loans and borrowings	5,292	3,167	2,449	2,492	23,242	31,350

2014

	Thousands of Euros
	Current	Non-current
		2016	2017	2018	2019 and beyond	Total
Loans and credit facilities	2,889	638	638	154	—	1,430
Finance lease (Note 10.1)	2,396	2,491	2,202	2,251	25,313	32,257
Other financial liabilities	8,612	2,026	749	290	3,967	7,032

Total interest-bearing loans and borrowings	13,897	5,155	3,589	2,695	29,280	40,719

2013

	Thousands of Euros
	Current	Non-current
		2015	2016	2017	2018 and beyond	Total
Loans and credit facilities	18,052	6,987	638	638	160	8,423
Finance lease (Note 10.1)	2,564	2,108	2,464	2,588	27,853	35,013
Other financial liabilities	18,986	4,118	3,302	1,950	2,385	11,755

Total interest-bearing loans and borrowings	39,602	13,213	6,404	5,176	30,398	55,191

Loans and credit policies with financial institutions were arranged by the Group under market terms. Accordingly, fair value does not differ significantly from carrying amount. The interest rates are indexed to the Euribor rate.

“Other financial liabilities” under non-current and current liabilities include zero-interest loans granted by the Spanish Ministry of Science and Technology, and the Spanish Ministry of Industry, Tourism and Commerce to a subsidiary. These loans are carried at amortized cost. The outstanding amounts payable on the loans at December 31, 2015, 2014 and 2013 were EUR 2,249 thousand, EUR 3,435 thousand and EUR 4,621 thousand, respectively, of which EUR 1,186 thousand, EUR 1,186 thousand and EUR 1,186 thousand, respectively, fall due in the short term.

Finally, “Other financial liabilities” at December 31, 2015, 2014 and 2013 also includes government grants awarded amounting to EUR 1,969 thousand, EUR 4,270 thousand and EUR 6,103 thousand, respectively. The amount recognized as grants at December 31, 2015, 2014 and 2013 corresponds mainly to grants received by certain subsidiaries in prior years to promote investment in certain items of property, plant and equipment (automatic machines and coolers).

At December 31, 2015 the Group had credit facilities available amounting EUR 500 million, of which at that date nothing was drawn. At December 31, 2014 and 2013, the amount available was EUR 275 million and EUR 150 million respectively and was not drawn.

18. Tax matters

18.1 Current balances with public administrations

The breakdown of current balances with public administrations at December 31, 2015, 2014 and 2013 is as follows:

	Thousands of Euros
	2015	2014	2013
Current tax assets	4,513	6,710	10,433
VAT/Canary Island tax receivable	139,141	134,223	72,305
Other	—	—	4,895

Total receivables	143,654	140,933	87,633

Current tax liabilities	5,642	8,740	32,854
Withholding payable to the Treasury:	9,885	7,582	16,484
Social Security, payables	5,213	4,705	5,296
VAT/Canary Island tax payable	11,747	3,557	5,692

Total payables	32,487	24,584	60,326

18.2 Reconciliation of profit before tax and taxable income

The reconciliation of profit before tax and taxable income is as follows:

2015

	Thousands of Euros
	Increases	Decreases	Total
Profit before tax			267,789

Permanent differences	5,245	(1,096)	4,149
Temporary differences:
Current year	5,738	(2,698)	3,040
Prior years	16,497	(24,228)	(7,731)

Offset of tax loss carryforwards	—	(7,657)	(7,657)
Taxable income			259,590

2014

	Thousands of Euros
	Increases	Decreases	Total
Profit before tax			237,687
Permanent differences	9,262	(9,021)	241
Temporary differences:
Current year	32,327	(2,247)	30,080
Prior years	21,341	(116,608)	(95,267)
Offset of tax loss carryforwards	—	(3,357)	(3,357)

Taxable income			169,384

2013

	Thousands of Euros
	Increases	Decreases	Total
Profit before tax			70,648
Permanent differences	57,234	(40,358)	16,876
Temporary differences:
Current year	131,828	(14,652)	117,176
Offset of tax loss carryforwards	—	(18,270)	(18,270)

Taxable income			186,430

The temporary differences relate primarily to adjustments arising from certain provisions which are tax deductible when accrued (for the years 2014 and 2013, primarily the provision for the Corporate Restructuring described in Note 1), the differences between accounting and tax depreciation and the limitation on tax deductible depreciation according to Spanish legislation.

18.3 Reconciliation of profit before tax and income tax expense

Income tax expense/(income) accrued in each country in which the Group operated in the years ended December 31, 2015, 2014 and 2013 was as follows:

	Thousands of Euros
	2015	2014	2013
Profit before tax	267,789	237,687	70,648
Permanent differences	4,149	241	16,876

Taxable income	271,938	237,928	87,524

Income tax (effective tax rates per country)	80,356	70,834	26,373
Offset of tax loss carryforwards	—	(525)	(4,676)
Deductions	(3,316)	(3,611)	(59,031)
Tax credits applied	—	19	—
Other adjustments	(334)	—
Deferred tax liabilities adjusted into profit or loss	(927)	—	—
Adjusted tax rate	1,023	(5,866)	—

Consolidated income tax expense/(income)	76,802	60,851	(37,334)

On November 27, 2014, the Spanish Corporate Income Tax Act 27/2014 was enacted. It reduces the corporate tax rate to 28% for the tax period beginning on January 1, 2015 and 25% for tax periods beginning on or after January 1, 2016. Therefore, at the years ended December 31, 2015 and 2014, the Group reestimated the amount of deferred taxes considering the year in which they were likely to reverse. As a result, the Group recognized a negative adjustment of EUR 1,023 thousand and positive of EUR 5,866 to “Income tax expense” in the accompanying consolidated statement of profit or loss as of December 31, 2015 and 2014, respectively.

18.4 Breakdown of income tax expense

The breakdown of “Income tax expense/(income)” is as follows:

	Thousands of Euros
	2015	2014	2013
Current tax:
	71,785	45,560	56,034
Deferred tax:
	5,017	15,291	(93,378)

Total income tax expense/(income)	76,802	60,851	(37,344)

18.5 Recognized deferred tax assets

The detail of the balance of this item at December 31 was as follows:

	Thousands of Euros
	2015	2014	2013
Recognized deductions	65,700	67,880	68,828
Provisions	1,511	6,698	31,760
Provision for impairment of assets	5,171	7,125	9,245
Limit on tax-deductible depreciation, Law 16/2002	10,768	12,351	7,136
Tax loss carryforwards	2,037	3,465	4,593
Other	4,986	5,736	6,186

Total deferred tax assets	90,173	103,255	127,748

At December 31, 2015 EUR 4,251 thousand have been classified to “Assets classified as held for distribution to shareholder” of the consolidated statement of financial position (see Note 13).

At December 31, 2015, 2014 and 2013, subsidiary Norbega, S.A. had unused tax credits of EUR 61 million, EUR 62 million and EUR 63 million, respectively, of which EUR 56 million arose in 2013 mainly in connection with the capital increases carried out by subsidiary lparbal 99, S.L. (a business promotion subsidiary of the Company), pursuant to article 60 of regional law 3/96 of June 26 on income tax in the historical territory of Bizkaia. The remaining deductions recognized by the Group relate to deductions for new items of property, plant and equipment and deductions for research, development and innovation.

The gross amount of deferred tax assets considered as current within the next year amount EUR 3,027 thousand (EUR 17,585 thousand and EUR 29,708 thousand at December 31, 2014 and 2013 respectively).

The detail of tax loss carryforwards of Group Companies at December 31, 2015 is as follows:

Arising in the year	Thousands of Euros
Amount
2002	240
2003	167
2004	306
2005	529
2006	2,088
2007	1,749
2008	1,915
2009	5,165
2010	1,658
2011	3,193
2012	2,783
2013	6,852
2014	2,577
2015	1,420

30,642

At December 31, 2015, the Group had recognized tax assets corresponding to tax losses carryforwards amounting to EUR 9,347 thousand in the accompanying consolidated statement of financial position (EUR 16,151 thousand at December 31, 2014).

In accordance with local tax legislation there is no time limitation to use the tax losses carryforward or the deductions.

These deferred tax assets were recognized in the consolidated statement of financial position as the Parent’s Director considered that, based on the best estimates of the Group’s future results, including certain tax planning measures, it was probable that these assets would be recovered.

18.6 Deferred tax liabilities

The breakdown of “Deferred tax liabilities” at December 31, 2015, 2014 and 2013 is as follows:

	Thousands of Euros
	2015	2014	2013
Property, plant and equipment	26,393	34,134	40,664
Government grants	447	338	351
Other	4,757	3,224	5,545

Total deferred tax liabilities	31,597	37,696	46,560

At December 31, 2015 EUR 2,285 thousand have been classified to “liabilities classified as held for distribution to shareholder” of the consolidated statement of financial position (see Note 13).

Deferred tax liabilities arising from property, plant and equipment arose mainly due to the accelerated depreciation applied to certain of the Group assets and the tax effect of the revaluation of assets as a result of the business combination described in Note 1.

The gross amounts of deferred tax liabilities considered as current within the next year amount EUR 1,463 thousand (EUR 5,254 thousand and EUR 8,864 thousand at December 31,2014 and 2013 respectively).

18.7 Years open to tax inspections

In accordance with prevailing legislation, tax returns cannot be considered final until they have been inspected by the tax authorities or until the four-year inspection period in Spain has elapsed. The main ongoing appeals and claims at December 31, 2015 were as follows:

In previous years, the tax authorities began inspections of certain subsidiaries for non-resident income tax withholdings. These inspections gave rise to assessments which were appealed before the Central Economic Administrative Court. All appeals were ruled on favorably for the subsidiaries involved. The Group has canceled the guarantees and requested a refund of the costs of the guarantees that are to be received (see Note 16.2).

In addition, the tax authorities notified several Group companies of the commencement of inspections for certain years between 2008 and 2012 for non-resident income tax, value added tax and personal income tax withholdings and prepayments for real estate rentals and withholding and payments on account of investment income. The inspections were still ongoing at the date of authorization of these consolidated financial statements.

In 2009, inspections began at the Casbega, S.L. level relating to corporate income tax for the years from 2004 to 2007 and for value added tax from June 2005 to December 2007. As a result of these inspections, the tax authorities issued assessments of EUR 15.5 million and EUR 2.4 million respectively, including tax payable, late payment interest and the related penalties. The Company has appealed this decision before the Spanish High Court (Audiencia Nacional) to obtain a favorable total ruling.

On January 28, 2015, an inspection resulted in an assessment for value added tax for 2013 at the Company, which was appealed. Pursuant to this assessment, a refund of EUR 15 million requested by the Company has been partially accepted, leaving a balance refundable of EUR 33.3 million if the claims submitted by the Company are ruled on favorably.

On November 30, 2015, an inspection resulted in an assessment for value added tax for 2014 at the Company, which was appealed. The tax assessment rejected the refund request for EUR 56 million and, moreover, derived in a tax quota default payment amounting to EUR 2.1 million.

With respect to the ongoing tax inspections for the years 2008 to 2013, which are disputed by the Group, these have been appealed. The current tax assessment in connection with these inspections amounts to EUR 27.9 million. The Director continues to believe that appropriate taxes have been paid and continue to believe that in the event of discrepancies in the interpretation of the tax treatment applied to these transactions, any potential liabilities that could arise would not have a significant impact on the accompanying consolidated financial statements.

At December 31, 2015, the Parent is open to inspection for income tax from 2012 to 2014 and for all applicable taxes for the last four years, exception made for value added tax 2013. Note that the Parent is head of tax group for corporate and value added tax from 2014 onwards. Subsidiaries are open to inspections for all applicable taxes for the last four years except for the following detail:

•	Compañía Levantina de Bebidas Gaseosas, S.A.U., which is open to inspection for income tax for 2013, and value added tax and personal income tax withholdings and prepayment for 2013 and 2014 and all other applicable taxes for the last four years.

•	Asturiana de Bebidas Gaseosas, S.A.U., which is open to inspection for income tax from 2008 onwards and value added tax from 2011 onwards.

•	Bebidas Gaseosas del Noroeste, S.A.U., which is open to inspection for value added tax from 2013 onwards.

•	Cobega Embotellador, S.L., which is open to inspection for tax on business activities for 2016 onwards

On February 12, 2016 a tax inspection regarding for 2015 VAT of the Parent Company was initiated.

The Director considers that the appropriate taxes have been paid and, even in the event of discrepancies in the interpretation of the tax treatment applied to transactions, any potential liabilities that could arise would not have a material impact on the accompanying consolidated financial statements.

19. Revenue and expenses

19.1 Revenue

The Group’s revenue for 2015, 2014 and 2013 relates mainly to the sale, under concession, of The Coca-Cola Co. (Atlanta, USA) brand soft drinks.

Regarding geographic markets, the breakdown of Group revenue by percentage is approximately the following:

	% of revenue
Geographic market	2015	2014	2013
Spain	95%	95%	95%
Portugal	5%	5%	5%

	100%	100%	100%

19.2 Supplies

The breakdown of “Supplies” in 2015, 2014 and 2013 is as follows:

	Thousands of Euros
	2015	2014	2013
Consumption of merchandise, raw materials and other consumables used
Purchases of merchandise, raw materials and other consumables used	1,182,427	1,223,665	762,723
Change in merchandise, raw materials and other consumables used	(3,790)	(676)	(357)

	1,178,637	1,222,989	762,366

Subcontracted work	—	—	1,061
Impairment of merchandise, raw materials and other supplies	7,183	710	(16)

	1,185,820	1,223,699	763,411

The breakdown of purchases made by the Group in 2015, 2014 and 2013 by origin is as follows:

	Thousands of Euros
	2015	2014	2013
Spain	406,133	516,528	276,533
Other European Union countries and imports	772,504	706,461	485,833

	1,178,637	1,222,989	762,366

19.3 Employee benefits expense

The balance of “Employee benefits expense” in 2015, 2014 and 2013 consists of the following:

	Thousands of Euros
	2015	2014	2013
Salaries and wages	268,761	245,553	138,724
Employee benefits expense:	66,838	73,422	40,215
Social security costs	59,647	64,939	35,151
Other employee benefits expenses	5,393	6,619	2,768
Contribution to pension plans (Note 5.17)	1,798	1,864	2,296

	335,599	318,975	179,939

19.4 External services

Other operating expenses mainly consist of external services related to all necessary services for the proper functioning of the entity such as marketing services, consulting services, legal services, bank fees and external transportation expenses.

19.5 Other income and expenses

The balance of “Other income and expenses” in 2015, 2014 and 2013 consists of the following:

	Thousands of Euros
	2015	2014	2013
Restructuring provision (Note 16.1)	—	—	101,656
Provision for impairment of property, plant and equipment	—	—	30,816
Provisions for litigation and others (Note 16.1)	5,117	—	—
Restructuring provision reversal (Note 16.1)	—	(5,983)	—
Other provision surpluses (Note 16.1)	—	(1,124)	—
Other income and expenses	259	(284)	(13,304)

	5,376	(7,391)	119,168

20. Related party transactions and balances

Transactions between Coca-Cola Iberian Partners, S.A.U., and subsidiaries, which are related parties, form part of their ordinary business and were conducted under normal conditions, were eliminated on consolidation as explained in these notes to the consolidated financial statements and are not disclosed in this note.

Cobega, S.A. (“Cobega”) is the ultimate controlling parent company of Coca-Cola Iberian Partners, S.A.U. Cobega, its subsidiaries and associates that have not been consolidated within these financial statements (together, the “Cobega Group”), are considered related parties of the Group.

Other related parties include subsidiaries of other shareholder of the Company and Olive Partners, S.A..

20.1 Related party transactions

Related party transactions not eliminated in the consolidation process in 2015, 2014 and 2013 were as follows:

2015

	Thousands of Euros
	Cobega	Other Cobega Group companies	Other related parties	Total
Sales of merchandise	—	10,053	12,178	22,231
Other operating income	115	54	—	169
Other operating expenses	(1,425)	(10,684)	(23,241)	(35,350)
Sale of assets	—	187	—	187
Purchase of assets	(127)	(459)	—	(586)

2014

	Thousands of Euros
	Cobega	Other Cobega Group companies	Other related parties	Total
Sales of merchandise	—	1,627	22,532	24,159
Rendering of services	—	—	178	178
Other operating income	236	173	2	411
Other operating expenses	(1,621)	(3,136)	(32,080)	(36,837)
Sale of assets	—	426	—	426
Purchase of assets	(285)	(83)	(14)	(382)

2013

	Thousands of Euros
	Cobega	Other Cobega Group companies	Other related parties	Total
Sales of merchandise	—	2,565	32,717	35,282
Rendering of services	289	337	59	685
Purchases of merchandise	—	(633)	—	(633)
Other operating income	—	6	—	6
Other operating expenses	(1,115)	(1,046)	(17,605)	(19,766)
Finance expenses	—	(29)	—	(29)
Finance income	—	—	160	160

The main transactions carried out by the Group with other related parties arose on trade transactions. These transactions were carried out at arm’s length.

20.2 Related party balances

The amount of related party balances in the consolidated statement of financial position at year-end 2015, 2014 and 2013 was as follows:

2015

	Thousands of Euros
	Cobega	Other Cobega Group companies	Other related parties	Total
Trade receivables (Note 11.2)	47	2,181	979	3,207
Current investments	200	—	3	203
Trade payables	(26)	(1,724)	—	(1,750)

2014

	Thousands of Euros
	Cobega	Other Cobega Group companies	Other related parties	Total
Trade receivables (Note 11.2)	871	824	3,883	5,578
Current investments	862	—	—	862
Trade payables	(18)	(753)	(3,859)	(4,630)

2013

	Thousands of Euros
	Cobega	Other Cobega Group companies	Other related parties	Total
Trade receivables (Note 11.2)	1,020	1,277	1,853	4,150
Current debt	(3,048)	(41)	—	(3,089)
Trade payables	(46)	(810)	(2,148)	(3,004)

20.3 Compensation of Directors and senior management

As described in Note 1, until November 11, 2015, the Parent was managed through a Board of Directors. Subsequent to that date and in connection with the reorganization activities associated with the 2015 Combination transaction, a Sole Director was appointed. The compensation paid in 2015, 2014 and 2013 to all the members of the Board of Directors amounted to EUR 738 thousand, EUR 788 thousand and EUR 653 thousand, respectively. Amounts accrued to senior management of the Group in 2015, 2014 and 2013 for all items (salaries, bonuses, per diems, remuneration in kind, contribution to Social Security, remuneration of legal persons) amounted to approximately EUR 1,207 thousand, EUR 1,496 thousand and EUR 1,772 thousand, respectively.

No advances or loans had been granted to members of the Board of Directors or senior management at December 31, 2015, 2014 and 2013. No other compensation was paid to members of the Board of Directors.

The Sole Director, who is part of the senior management of the Group, has not accrued any compensation for his service as a Sole Director.

21. Other information

Personnel

The average number of employees in 2015, 2014 and 2013 by professional category is as follows:

	Average no, of employees
Category	2015	2014	2013
Management	42	60	125
Administration and staff	747	1,192	1,226
Commercial	1,883	1,622	1,617
Production	2,385	1,881	2,351

Total average number of employees for the year	5,057	4,755	5,319

The distribution of employees by gender and professional category at December 31, 2015, 2014 and 2013 is as follows:

	2015		2014		2013
Category	Female	Male	Female	Male	Female	Male
Directors (*)	—	1	3	12	3	12
Management	12	29	7	41	13	79
Administration and staff	309	360	392	735	335	810
Commercial	379	1,397	257	1,453	210	1,176
Production	335	1,835	255	1,539	361	2,131

Total headcount at year-end	1,035	3,622	914	3,780	922	4,208

(*)	In the case of legal persons, the natural person representative was included.

22. Segment information

The Group operates in one industry and the Director has determined that the Group has one operating segment. Prior to November 11, 2015, the chief operating decision-maker (“CODM”), who is responsible for allocating resources and assessing performance of the operating segment, was the Executive Committee. Since November 11, 2015, the CODM is the Sole Director (see Note 1). The CODM uses the monthly consolidated financial statements and other financial information in evaluating the operating performance and in deciding how to allocate recourses.

The net amount of property, plant and equipment and assets classified as held for distribution to shareholder located outside Spain (the Company’s domicile) at December 31, 2015, 2014 and 2013 is as follows:

	Thousands of Euros
	2015	2014	2013
Land and buildings	10,978	17,872	18,182
Other installations, equipment and furniture	7,371	6,709	8,837
Other property, plant and equipment	1,536	1,438	1,395
Property, plant and equipment under construction	963	84	126
Assets classified as held for distribution to shareholder	2,745	—	—

	23,593	26,103	28,540

No single customer accounted for more than 10 percent of net sales in 2015, 2014 or 2013.

23. Earnings per share

The calculation of basic and diluted earnings per share attributable to the Parent is based on the following data:

	2015	2014	2013**
Profit attributable to the Parent (EUR thousand)	191,123	177,103	107,835
Number of ordinary shares for the purpose of the basic and diluted earnings per share*	1,517,000	1,517,000	1,517,000
Basic and Diluted earnings per share (EUR / Share)	0.13	0.12	0.07

*	There are no existing instruments of the Company that would have a dilutive impact on the existing number of ordinary shares. Therefore the basic and diluted earnings per share are equal.
**	The calculation of basic and diluted earnings per share attributable to the Parent for 2013 has been calculated for the period from May 31, 2013 to December 31, 2013, being the reporting period outlined in Note 2.5. Prior to this date the Parent had no assets or operations as discussed in Note 1.

24. Events after the reporting period

The Director of the Parent considers that no events have occurred since December 31, 2015 with a significant effect on the consolidated financial statements.

Appendix I: Information on Group companies

2015

Thousands of Euros
Name	Aguas de la Vega del Codorno, S.L.U.	Aguas del Cospeito, S.L.U.	Aguas del Maestrazgo, S.L.U.	Aguas del Santolín, S.A.U.	Aguas del Toscal, S.A.

Address	C/ Campezo, 10 (Madrid)	Carretera Pino, km 12, Cospeito (Lugo)	Monasterio Las Huelgas nº 7, P,I, Alcalde Caballero 50014 Zaragoza	Calle Real s/n 09246 Quintanaurria (Burgos)	Carretera La Pasadilla Km 3 s/n, 35250 Ingenio, Las Palmas

Activity	Bottling of natural water	Bottling of mineral water	Packaging and sale of natural mineral water	Packaging of natural mineral water	Packaging and sale of natural mineral water
Percentage of capital held:
Directly
Indirectly	100,00%	100,00%	100,00%	100,00%	100,00%
Holder of indirect stake	Iparbal 99, S,L,	Iparbal 99, S,L,	Iparbal 99, S,L,	Iparbal 99, S,L,	Iparbal 99, S,L,

	Thousands of Euros
Name	Bebidas Gaseosas del Noroeste, S.A.U.	Beganet, S.L.U.	Cobega Embotellador, S.L.U.	Vilas del Turbon, S.A.U.	Coca-Cola Iberian Partners Gestión, S.A.

Address	Avda, Alcalde Alfonso Molina, s/n, A Coruña	Avda, dels Països Catalans, nº 32, Esplugues de Llobregat (Barcelona)	Avda, dels Països Catalans, nº 32, Esplugues de Llobregat (Barcelona)	Monasterio Las Huelgas nº 7, P,I, Alcalde Caballero 50014 Zaragoza	C/ Ribera del Loira 20-22, Madrid

Activity	Manufacturing and provision of marketing and distribution services for beverages	Provision of ICT services	Manufacturing and provision of marketing and distribution services for beverages	Packaging and sale of mineral water	Provision of beverage promotion and management services
Percentage of capital held:
Directly	100,00%		100,00%		88,00%
Indirectly		100,00%		100,00%	12,00%
Holder of indirect stake		Cobega Embotellador, S.L.U.		Iparbal 99, S.L.	Asturbega, S.A., Begano, S.A.U., Norbega, S.A.U.

	Thousands of Euros
Name	Compañía Asturiana de Bebidas Gaseosas, S.A.U.	Casbega, S.L.	Compañía Levantina de Bebidas Gaseosas, S.A.	Compañía para la Comunicación de Bebidas sin Alcohol, S.L.	Conversia IT, S.L.U.

Address	Crta, Oviedo- Santander, s/n, 33010 Colloto, Siero (Asturias)	C/ Campezo, nº 10 (Madrid)	Avda, Real Monsat, Sta, Maria de Poblet, 36, Quart de Poblet, Valencia	C/ Ribera del Loira 20-22, Madrid	C/ Mijancas, nº 1, Edificio “Próxima”, Planta 4

Activity	Manufacturing and provision of marketing and distribution services for beverages	Manufacturing and provision of marketing and distribution services for beverages	Manufacturing and provision of marketing and distribution services for beverages	Advertising and marketing services	Provision of ICT services
Percentage of capital held:
Directly	100,00%	92,17%	100,00%	100,00%
Indirectly		3,92% and 3,91%			100,00%
Holder of indirect stake		Bebidas Gaseosas del Noroeste, S.A.U., Iparbal 99, S.L.			Casbega, S.L.

	Thousands of Euros
Name	Developed System Logistic, S.L.U.	Edari Soluciones Informáticas, S.L.U.	Frutos y Zumos, S.A.U.	CCIP Soporte, S.L.U.	Iparbal 99, S.L.

Address	Avda, Henry Ford, 25, Picassent, Valencia	C/ Portal de Gamarra, 1ª (Vitoria)	Crta, Alicante- Valencia, Km, 279, 46470, Albal (Valencia)	Torre de Cristal, Paseo de la Castellana, 259 C- planta 9 (Madrid)	C/ Ibaizabal 57, Galdakao, 48960, Bizkaia

Activity	Storage of beverages and other products for hotels and restaurants	Provision of ICT services	Manufacture of fruit products (orange and lemon)	Provision of administration and management services	Business promotion company
Percentage of capital held:
Directly				100,00%	1,13%
Indirectly	100,00%	100,00%	100,00%		98,87%
Holder of indirect stake	Iparbal 99, S.L.	Iparbal 99, S.L.	Iparbal 99, S.L.		Norbega, S.A.

Thousands of Euros
Name	Iparsoft 2004, S.L.U.	Lusobega, S.L.	Madrid Eco Platform, S.L.	Norbega, S.A.	Solares y Edificios Norteños, S.A.U.

Address	C/ Ibaizabal 57, Galdakao	C/ Ibaizabal 57, Galdakao, 48960, Bizkaia	C/ Diesel, nº 5, Getafe (Madrid)	C/ Ibaizabal 57, Galdakao, 48960, Bizkaia	C/ Ibaizabal 57, Galdakao, 48960, Bizkaia

Activity	Provision of IT services	Manufacture and marketing of soft drinks, ownership of equity interests in non-resident companies	Transport, marketing, distribution, storage and export of beverages and food products	Manufacturing and provision of marketing and distribution services for beverages	Acquisition, development and division of real estate plots, building construction, reforms and enlargements, and property management
Percentage of capital held:
Directly
Indirectly	98,59% and 1,41%	100,00%	100,00%	99,998% 0,001%	100,00%
Holder of indirect stake	Iparbal 99, S.L., Norbega, S.A.	Asturbega, S.A., Casbega, S.L., Colebega, S.A., Cobega Embotellador, S.L.U., Rendelsur, S.A.U.	Iparbal 99, S.L.	Iparbal 99,S.L.	Iparbal 99, S.L.

Thousands of Euros
Name	Nosoplas, S.L.U.	Olive Activos, S.L.	Peña Umbría, S.L.U.	Refecon Águas, Lda.	Refrige, S.A.

		Torre de Cristal, Paseo de la Castellana, 259 C-planta 9 (Madrid)			Quinta da Salmoura, Cabanas

Address	C/ Parroquia de Rois, parcela B 38, Pol, Ind, Bergondo (A Coruña)	Holding and Business promotion company	Avda, Real Monast, Sta, Maria de Poblet, 36, Quart de Poblet, Valencia	Quinta da Salmoura, Cabanas	Distribution and production of beverages

Activity	Manufacture of containers and packaging		Packaging and sale of mineral water	Packaging and sale of water
Percentage of capital held:
Directly
Indirectly	100,00%	100,00%	100,00%	100,00%	100,00%
Holder of indirect stake	Iparbal 99, S.L.	Rendelsur, S.A.U.	Iparbal 99, S.L.	Refrige SGPS, S.A.	Refrige SGPS, S.A.

	Thousands of Euros
Name	Refrige SGPS, S.A.	Rendelsur, S.A.U.	Roalba, S.A.U.

Address	Quinta da Salmoura, Cabanas	Carretera nacional IV, Km,528, La Rinconada (Sevilla)	Calle Ibaizabal 57, 48960 Galdakao, Bizkaia

Activity	Holding	Manufacturing and service marketing and distribution of beverages	Exploitation and marketing of refrigeration equipment
Percentage of capital held:
Directly		100,00%
Indirectly	100,00%		100,00%
Holder of indirect stake	Iparbal 99, S.L.		Iparbal 99, S.L.

2014

Thousands of Euros
Name	Aguas de la Vega del Codorno, S.L.U.	Aguas del Cospeito, S.L.U.	Aguas del Maestrazgo, S.L.U.	Aguas del Santolín, S.A.U.	Aguas del Toscal, S.A.

Address	C/ Campezo, 10 (Madrid)	Carretera Pino, km 12, Cospeito (Lugo)	Monasterio Las Huelgas nº 7, P,I, Alcalde Caballero 50014 Zaragoza	Calle Real s/n 09246 Quintanaurria (Burgos)	Carretera La Pasadilla Km 3 s/n, 35250 Ingenio, Las Palmas

Activity	Bottling of natural water	Bottling of mineral water	Packaging and sale of natural mineral water	Packaging of natural mineral water	Packaging and sale of natural mineral water
Percentage of capital held:
Directly
Indirectly	100,00%	100,00%	100,00%	100,00%	80,00%
Holder of indirect stake	Iparbal 99, S.L.	Iparbal 99, S.L.	Iparbal 99, S.L.	Iparbal 99, S.L.	Iparbal 99, S.L.

	Thousands of Euros
Name	Bebidas Gaseosas del Noroeste, S.A.U.	Beganet, S.L.U.	Cobega Embotellador, S.L.U.	Vilas del Turbon, S.A.U.	Coca-Cola Iberian Partners Gestión, S.A.

Address	Avda, Alcalde Alfonso Molina, s/n, A Coruña	Avda, dels Països Catalans, nº 32, Esplugues de Llobregat (Barcelona)	Avda, dels Països Catalans, nº 32, Esplugues de Llobregat (Barcelona)	Monasterio Las Huelgas nº 7, P,I, Alcalde Caballero 50014 Zaragoza	C/ Ribera del Loira 20-22, Madrid

Activity	Manufacturing and provision of marketing and distribution services for beverages	Provision of ICT services	Manufacturing and provision of marketing and distribution services for beverages	Packaging and sale of mineral water	Provision of beverage promotion and management services
Percentage of capital held:
Directly	100,00%		100,00%		20,00%
Indirectly		100,00%		100,00%	80,00%
Holder of indirect stake		Cobega Embotellador, S.L.U.		Iparbal 99, S.L.	Asturbega, S.A., Casbega, S.L., Colebega, S.A., Cobega Embotellador, S.L.U., Rendelsur, S.A.U., Begano, S.A.U., Norbega, S.A.U.

	Thousands of Euros
Name	Compañía Asturiana de Bebidas Gaseosas, S.A.U.	Casbega, S.L.	Compañía Levantina de Bebidas Gaseosas, S.A.	Compañía para la Comunicación de Bebidas sin Alcohol, S.L.	Conversia IT, S.L.U.

Address	Crta, Oviedo- Santander, s/n, 33010 Colloto, Siero (Asturias)	C/ Campezo, nº 10 (Madrid)	Avda, Real Monsat, Sta, Maria de Poblet, 36, Quart de Poblet, Valencia	C/ Ribera del Loira 20-22, Madrid	C/ Mijancas, nº 1, Edificio “Próxima”, Planta 4

Activity	Manufacturing and provision of marketing and distribution services for beverages	Manufacturing and provision of marketing and distribution services for beverages	Manufacturing and provision of marketing and distribution services for beverages	Advertising and marketing services	Provision of ICT services
Percentage of capital held:
Directly	100,00%	92,17%	100,00%	17,00%
Indirectly		3,92% and 3,91%		83,00%	100,00%
Holder of indirect stake		Bebidas Gaseosas del Noroeste, S.A.U., Iparbal 99, S.L.		Asturbega, S.A., Casbega, S.L., Colebega, S.A., Cobega Embotellador, S.L.U., Rendelsur, S.A.U., Begano, S.A.U., Norbega, S.A.	Casbega, S.L.

	Thousands of Euros
Name	Developed System Logistic, S.L.U.	Edari Soluciones Informáticas, S.L.U.	Frutos y Zumos, S.A.U.	CCIP Soporte, S.L.U.	Iparbal 99, S.L.

Address	Avda, Henry Ford, 25, Picassent, Valencia	C/ Portal de Gamarra, 1ª (Vitoria)	Crta, Alicante- Valencia, Km, 279, 46470, Albal (Valencia)	Torre de Cristal, Paseo de la Castellana, 259 C- planta 9 (Madrid)	C/ Ibaizabal 57, Galdakao, 48960, Bizkaia

Activity	Storage of beverages and other products for hotels and restaurants	Provision of ICT services	Manufacture of fruit products (orange and lemon)	Provision of administration and management services	Business promotion company
Percentage of capital held:
Directly				100,00%	1,13%
Indirectly	100,00%	100,00%	100,00%		98,87%
Holder of indirect stake	Iparbal 99, S.L.	Iparbal 99, S.L.	Iparbal 99, S.L.		Norbega, S.A.

	Thousands of Euros
Name	Iparsoft 2004, S.L.U.	Lusobega, S.L.	Madrid Eco Platform, S.L.	Norbega, S.A.	Solares y Edificios Norteños, S.A.U.

Address	C/ Ibaizabal 57, Galdakao	C/ Ibaizabal 57, Galdakao, 48960, Bizkaia	C/ Diesel, nº 5, Getafe (Madrid)	C/ Ibaizabal 57, Galdakao, 48960, Bizkaia	C/ Ibaizabal 57, Galdakao, 48960, Bizkaia

Activity	Provision of IT services	Manufacture and marketing of soft drinks, ownership of equity interests in non-resident companies	Transport, marketing, distribution, storage and export of beverages and food products	Manufacturing and provision of marketing and distribution services for beverages	Acquisition, development and division of real estate plots, building construction, reforms and enlargements, and property management
Percentage of capital held:
Directly				99,998%
Indirectly	98,59% and 1,41%	100,00%	70,00%	0,001%	100,00%
Holder of indirect stake	Iparbal 99, S,L,, Norbega, S,A,	Asturbega, S,A,, Casbega, S,L,, Colebega, S,A,, Cobega Embotellador, S,L,U,, Rendelsur, S,A,U,	Iparbal 99, S,L,	Iparbal 99, S,L,	Iparbal 99, S,L,

Thousands of Euros
Name	Nosoplas, S.L.U.	Peña Umbría, S.L.U.	Refecon Açores, Lda.	Refecon Águas, Lda.	Refecon Madeira, Lda.

Address	C/ Parroquia de Rois, parcela B 38, Pol, Ind, Bergondo (A Coruña)	Avda, Real Monast, Sta, Maria de Poblet, 36, Quart de Poblet, Valencia	S, Miguel, Azores	Quinta da Salmoura, Cabanas	Santa Cruz, Madeira

Activity	Manufacture of containers and packaging	Packaging and sale of mineral water	Distribution and marketing of beverages	Packaging and sale of water	Distribution and marketing of beverages
Percentage of capital held:
Directly
Indirectly	100,00%	100,00%	100,00%	100,00%	100,00%
Holder of indirect stake	Iparbal 99, S.L.	Iparbal 99, S.L.	Refecon SGPS Unipessoal, Lda., Refrige, S.A.	Refecon SGPS Unipessoal, Lda,, Refrige, S.A.	Refecon SGPS Unipessoal, Lda.

Thousands of Euros
Name	Refecon SGPS Unipessoal, Lda.	Refercon Azeitao, LDA.	Refrige, S.A.	Rendelsur, S.A.U.	Roalba, S.A.U.

Address	Quinta da Salmoura, Cabanas,	Quinta da Salmoura, Cabanas	Quinta da Salmoura, Cabanas	Carretera nacional IV, Km,528, La Rinconada (Sevilla)	Calle Ibaizabal 57, 48960 Galdakao, Bizkaia

Activity	Representation, distribution and marketing of food products	Representation, distribution and marketing of food products, Installation and service of equipment for the marketing of food products	Distribution and production of beverages	Manufacturing and service marketing and distribution of beverages	Exploitation and marketing of refrigeration equipment
Percentage of capital held:
Directly				100,00%
Indirectly	100,00%	100,00%	100,00%		100,00%
Holder of indirect stake	Refrige, S.A.	Refecon SGPS Unipessoal, Lda., Refrige, S.A.	Refrige SGPS, S.A.		Iparbal 99, S.L.

Thousands of Euros
Name	Refrige SGPS, S.A.

Address	Quinta da Salmoura, Cabanas

Activity	Holding
Percentage of capital held:
Directly
Indirectly	100,00%
Holder of indirect stake	Iparbal 99, S.L.

2013

Thousands of Euros
Name	Aguas de la Vega del Codorno, S.L.U.	Aguas del Cospeito, S.L.U.	Aguas del Maestrazgo, S.L.U.	Aguas del Santolín, S.A.U.	Aguas del Toscal, S.A.

Address	C/ Campezo, 10 (Madrid)	Carretera Pino, km 12, Cospeito (Lugo)	Monasterio Las Huelgas nº 7, P,I, Alcalde Caballero 50014 Zaragoza	Calle Real s/n 09246 Quintanaurria (Burgos)	Carretera La Pasadilla Km 3 s/n, 35250 Ingenio, Las Palmas

Activity	Bottling of natural water	Bottling of mineral water	Packaging and sale of natural mineral water	Packaging of natural mineral water	Packaging and sale of natural mineral water
Percentage of capital held:
Directly
Indirectly	100,00%	100,00%	100,00%	100,00%	60,00%
Holder of indirect stake	Iparbal 99, S.L.	Iparbal 99, S.L.	Iparbal 99, S.L.	Iparbal 99, S.L.	Iparbal 99, S.L.

	Thousands of Euros
Name	Bebidas Gaseosas del Noroeste, S.A.U.	Beganet, S.L.U.	Cobega Embotellador, S.L.U.	Vilas del Turbon, S.A.U.	Coca-Cola Gestión, S.A.

Address	Avda, Alcalde Alfonso Molina, s/n, A Coruña	Avda, dels Països Catalans, nº 32, Esplugues de Llobregat (Barcelona)	Avda, dels Països Catalans, nº 32, Esplugues de Llobregat (Barcelona)	Monasterio as Huelgas nº 7. P.I. Alcalde Caballero 50014 Zaragoza	C/ Ribera del Loira 20-22, Madrid

Activity	Manufacturing and provision of marketing and distribution services for beverages	Provision of ICT services	Manufacturing and provision of marketing and distribution services for beverages	Packaging and sale of natural mineral water	Provision of beverage promotion and management services
Percentage of capital held:
Directly	100,00%		100,00%		20,00%
Indirectly		100,00%		100.00%	80,00%
Holder of indirect stake		Cobega Embotellador, S.L.U.		Iparbal 99, S.L.	Asturbega, S.A., Casbega, S.L., Colebega, S.A., Cobega Embotellador, S.L.U., Rendelsur, S.A.U, Begano, S.A.U., Norbega, S.A.U.

	Thousands of Euros
Name	Compañía Asturiana de bebidas Gaseosas, S.A.U.	Casbega, S.L.	Compañía Levantina de Bebidas Gaseosas, S.A.	Compañía para la Comunicación de Bebidas sin Alcohol, S.L.	Conversia IT, S.L.U.

Address	Crta, Oviedo- Santander, s/n, 33010 Colloto, Siero (Asturias)	C/ Campezo 10 (Madrid)	Avda, Real Monast, Sta, Maria de Poblet, 36, Quart de Poblet, Valencia	C/ Ribera del Loria 20-22, Madrid	C/ Mijancas 1, Edificio “Próxima”, Planta 4ª

Activity	Manufacturing and provision of marketing and distribution services for beverages	Manufacturing and provision of marketing services for beverages	Manufacturing and provision of marketing and distribution services for beverages	Advertising and marketing services	Provision of ICT services
Percentage of capital held:
Directly	100,00%	92,17%	100,00%	17,00%
Indirectly		7,83%		83,00%	100,00%
Holder of indirect stake		Bebidas Gaseosas del Noroeste, S.A.U., Iparbal 99, S.L.		Asturbega, S.A., Casbega, S.L., Colebega, S.A., Cobega Embotellador, S.L.U., Rendelsur, S.A.U., Begano, S.A.U., Norbega, S.A.U.	Casbega, S.L.

	Thousands of Euros
Name	Developed System Logistic, S.L.U.	Edari Soluciones Informáticas, S.L.U.	Frutos y Zumos, S.A.U.	Intervención Financiera Comercial, S.A.U.	Iparbal 99, S.L.

Address	Avda, Henry Ford 25, Picassent, Valencia	C/ Portal de Gamarra 1A (Vitoria)	Crta, Alicante- Valencia, Km, 279, 46470, Albal (Valencia)	Calles Ibaizabal 57, 48960 Galdakao, Bizkaia	Calles Ibaizabal 57, 48960 Galdakao, Bizkaia

Activity	Storage of beverages and other products for hotels and restaurants	Provision of ICT services	Manufacture of fruit products (orange and lemon)	Brand leasing	Business promotion company
Percentage of capital held:
Directly					1,13%
Indirectly	100,00%	100,00%	100,00%	100,00%	98,87%
Holder of indirect stake	Iparbal 99, S.L.	Iparbal 99, S.L.	Iparbal 99, S.L.	NorInvest Iberia, S.L.U.	NorInvest Iberia, S.L.U., Norbega S.A.U., Intervención Financiera Comercial, S.A.U.

	Thousands of Euros
Name	Iparsoft 2004, S.L.U.	Lusobega, S.L.	Madrid Eco Platform, S.L.	Norbega, S.A.U.	NorInvest Iberia, S.L.U.

Address	Calles Ibaizabal 57, 48960 Galdakao, Bizkaia	Calles Ibaizabal 57, 48960 Galdakao, Bizkaia	C/ Diesel, nº 5, Getafe (Madrid)	Calles Ibaizabal 57, 48960 Galdakao, Bizkaia	Calles Ibaizabal 57, 48960 Galdakao, Bizkaia

Activity	Provision of IT services	Manufacture and marketing of soft drinks, ownership of equity interests in non-resident companies	Transport, marketing, distribution, and export of beverages and food products	Manufacturing and provision of marketing and distribution services for beverages	Beverage trade
Percentage of capital held:
Directly				36,75%	100,00%
Indirectly	100,00%	100,00%	70,00%	63,25%
Holder of indirect stake	Iparbal 99. S.L.. Norbega. S.A.U.	Asturbega. S.A.. Casbega. S.L.. Colebega. S.A.. Cobega Embotellador. S.L.U.. Rendelsur. S.A.U.	Iparbal 99. S.L.	NorInvest Iberia. S.L.U.

Thousands of Euros
Name	Nosoplas, S.L.U.	Peña Umbría, S.L.U.	Refecon Açores, Lda.	Refecon Águas, S.A.	Refecon Madeira, Lda.

Address	C/ Parroquia de Rois. parcela B. Pol. Ind. Bergondo (A Coruña)	Avda. Real Monast. Sta. Maria de Poblet. 36. Quart de Poblet. Valencia	S. Miguel. Azores	Quinta da Salmoura. Cabanas	Santa Cruz. Madeira

Activity	Manufacture of containers and packaging	Packaging and sale of mineral water	Distribution and marketing of beverages	Packaging and sale of water
Percentage of capital held:
Directly
Indirectly	100.00%	100.00%	100.00%	100.00%	100.00%
Holder of indirect stake	Iparbal 99. S.L.	Iparbal 99. S.L.	Refecon SGPS Unipessoal. Lda. Refrige. S.A.	Refecon SGPS Unipessoal. Lda. Refrige. S.A.	Refecon SGPS Unipessoal. Lda.

Thousands of Euros
Name	Refercon SGPS Unipessoal, Lda.	Refecon Azeitao, Lda.	Refrige, S.A.	Rendelsur, S.A.U.	Roalba, S.A.U.

Address	Quinta da Salmoura. Cabanas	Quinta da Salmoura. Cabanas	Quinta da Salmoura. Cabanas	Carretera nacional IV. KM. 528. La Rinconada (Sevilla)	Calles Ibaizabal 57. 48960 Galdakao. Bizkaia

Activity	Representation. distribution. marketing of food products	Representation. distribution. marketing of food products. installation and technical assistance of equipment designed for marketing food products	Manufacture and distribution of beverages	Manufacturing and provision of marketing and distribution services for beverages	Operation and market of refrigeration equipment
Percentage of capital held:
Directly
Indirectly	100.00%	100.00%	100.00%	100.00%	100.00%
Holder of indirect stake	Refrige, S.A.	Refecon SGPS Unipessoal. Lda., Refrige. S.A.	Refrige SGPS, S.A.		Iparbal 99, S.L.

Thousands of Euros
Name	Refrige SGPS, S.A.	Solares y Edificios Norteños, S.A.U.

Address	Quinta da Salmoura. Cabanas	Calles Ibaizabal 57. 48960 Galdakao. Bizkaia

Activity	Holding company	Acquisition. development and division of real estate plots. building construction. reforms and enlargements. and property management
Percentage of capital held:
Directly
Indirectly	100.00%	100.00%
Holder of indirect stake	Iparbal 99, S.L.	Iparbal 99, S.L.

CONSOLIDATED FINANCIAL STATEMENTS

Coca-Cola Erfrischungsgetränke GmbH

(formerly: Coca-Cola Erfrischungsgetränke Aktiengesellschaft)

As of December 31, 2015 and 2014 and for the Years Ended

December 31, 2015, 2014, and 2013 With Report of Independent Auditors

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

Audited Consolidated Financial Statements

As of December 31, 2015 and 2014 and for the Years Ended December 31, 2015, 2014 and 2013

Report of Independent Auditors

Supervisory Board and Board of Directors

Coca-Cola Erfrischungsgetränke GmbH

We have audited the accompanying consolidated financial statements of Coca-Cola Erfrischungsgetränke GmbH, and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola Erfrischungsgetränke GmbH, and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

March 14, 2016

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Berlin, Germany

/s/ Annette Laufenberg	/s/ Dr. Ingo Röders
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31,	2015	2014	2013
(In thousands)
NET OPERATING REVENUES	$2,420,763	$2,826,716	$2,822,128
Cost of goods sold	1,396,178	1,657,055	1,665,569

GROSS PROFIT	1,024,585	1,169,661	1,156,559
Selling, general and administrative expenses	1,160,530	1,231,673	1,212,676

OPERATING INCOME (LOSS)	(135,945)	(62,012)	(56,117)
Interest income	593	665	1,041
Interest expense	2,940	4,312	2,486
Other income (loss)—net	(3,369)	434	(1,088)

INCOME (LOSS) BEFORE INCOME TAXES	(141,661)	(65,225)	(58,650)
Income tax expense (benefit)	(2,952)	(1,357)	(1,656)

CONSOLIDATED NET INCOME (LOSS)	$(138,709)	$(63,868)	$(56,994)

Refer to Notes to Consolidated Financial Statements.

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Year Ended December 31,	2015	2014	2013
(In thousands)
CONSOLIDATED NET INCOME (LOSS)	$(138,709)	$(63,868)	$(56,994)
Other comprehensive income (loss), net of tax:
Net foreign currency translation adjustment	(225,229)	(310,499)	106,152
Net change in pension liabilities	14,947	(24,999)	(2,061)

TOTAL COMPREHENSIVE INCOME (LOSS)	$(348,991)	$(399,366)	$47,097

Refer to Notes to Consolidated Financial Statements.

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

CONSOLIDATED BALANCE SHEETS

December 31,	2015	2014
(In thousands except par value)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$128,395	$58,707
Trade accounts receivable, less allowances of $3,617 and $3,622, respectively	405,494	439,171
Amounts receivable from related parties	38,345	43,822
Inventories	158,107	171,705
Prepaid expenses and other assets	96,941	102,952

TOTAL CURRENT ASSETS	827,282	816,357

OTHER ASSETS	19,478	15,941
PROPERTY, PLANT AND EQUIPMENT—net	1,469,573	1,542,718
FRANCHISE RIGHTS WITH INDEFINITE LIVES	395,211	440,431
GOODWILL	806,356	898,621
DEFINITE-LIVED INTANGIBLES	9,966	6,701

TOTAL ASSETS	$3,527,866	$3,720,769

LIABILITIES AND SHAREOWNERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$687,371	$654,422
Amounts payable to related parties	78,455	20,258
Loans payable to related parties	67,036	303,305
Capital lease obligations	12,831	12,268

TOTAL CURRENT LIABILITIES	845,693	990,253

LOANS PAYABLE TO RELATED PARTIES	87,256	97,240
CAPITAL LEASE OBLIGATIONS	39,233	41,686
OTHER LIABILITIES	111,130	108,471
DEFERRED INCOME TAXES	167,109	194,263
SHAREOWNERS’ EQUITY
Common stock, no-par value; 76.6 million shares authorized, issued and outstanding	189,627	189,627
Capital surplus	3,455,324	3,117,744
Accumulated deficit	(1,150,925)	(1,012,216)
Accumulated other comprehensive income (loss)	(216,581)	(6,299)

TOTAL SHAREOWNERS’ EQUITY	2,277,445	2,288,856

TOTAL LIABILITIES AND SHAREOWNERS’ EQUITY	$3,527,866	$3,720,769

Refer to Notes to Consolidated Financial Statements.

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2015	2014	2013
(In thousands)
OPERATING ACTIVITIES
Consolidated net income (loss)	$(138,709)	$(63,868)	$(56,994)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	119,960	129,305	124,765
Deferred income taxes	(2,816)	(1,020)	(112)
Stock based compensation	910	481	317
Other (income) and expense	51,895	37,963	32,100
Net change in operating assets and liabilities
Trade accounts receivable	115	(28,059)	(47,702)
Inventories	(7,101)	(2,149)	(794)
Prepaid expenses and other assets	(28,605)	(6,079)	(5,136)
Amounts receivable from and payable to related parties	53,629	5,268	(10,364)
Accounts payable and accrued expenses	133,725	16,197	25,577
Other non-current liabilities	28,662	36,757	27,952
Contributions to pension plans	(7,311)	(155,228)	(9,495)

Net cash provided by (used in) operating activities	204,354	(30,432)	80,114

Purchases of property, plant and equipment	(268,029)	(194,125)	(214,556)
Proceeds from disposals of property, plant and equipment	9,693	4,819	9,838
Other investing activities	—	(3,433)	3,175

Net cash provided by (used in) investing activities	(258,336)	(192,739)	(201,543)

FINANCING ACTIVITIES
Borrowing of loans from related parties	124,552	256,668	200,659
Repayment of loans from related parties	(317,573)	(174,924)	(81,815)
Capital contributions from related parties	336,670	163,561	15,246
Capital lease payments	(13,274)	(13,602)	(10,537)

Net cash provided by (used in) financing activities	130,375	231,703	123,553

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(6,705)	(13,019)	5,062

CASH AND CASH EQUIVALENTS
Net increase (decrease) during the year	69,688	(4,487)	7,186
Balance at beginning of year	58,707	63,194	56,008

Balance at end of year	$128,395	$58,707	$63,194

Refer to Notes to Consolidated Financial Statements.

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

CONSOLIDATED STATEMENTS OF SHAREOWNERS’ EQUITY

Year Ended December 31,	2015	2014	2013
(In thousands)
NUMBER OF COMMON SHARES OUTSTANDING
Balance at beginning of year	76,585	76,568	76,568
Sale of treasury stock	—	17	—

Balance at end of year	76,585	76,585	76,568

COMMON STOCK	$189,627	$189,627	$189,627

CAPITAL SURPLUS
Balance at beginning of year	3,117,744	2,953,594	2,938,031
Capital increase from related party	337,580	164,042	15,563
Sale of treasury stock	—	108	—

Balance at end of year	3,455,324	3,117,744	2,953,594

ACCUMULATED DEFICIT
Balance at beginning of year	(1,012,216)	(948,348)	(891,354)
Consolidated net income (loss)	(138,709)	(63,868)	(56,994)

Balance at end of year	(1,150,925)	(1,012,216)	(948,348)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of year	(6,299)	329,199	225,108
Net change in pension liabilities	14,947	(24,999)	(2,061)
Net foreign currency translation adjustment	(225,229)	(310,499)	106,152

Balance at end of year	(216,581)	(6,299)	329,199

TREASURY SHARES
Balance at beginning of year	—	(549)	(549)
Sale of treasury stock	—	549	—

Balance at end of year	—	—	(549)

TOTAL SHAREOWNERS’ EQUITY	$2,277,445	$2,288,856	$2,523,523

Refer to Notes to Consolidated Financial Statements.

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

In these notes, the terms “Company,” “we,” “us” and “our” mean Coca-Cola Erfrischungsgetränke GmbH and its consolidated subsidiaries. We produce, package, distribute and market nonalcoholic beverages, primarily products of The Coca-Cola Company and its consolidated subsidiaries (“TCCC”). We are the sole licensed bottler for products of TCCC in Germany.

We operate in the highly competitive beverage industry and face strong competition from other general and specialty beverage companies. Our financial results, like those of other beverage companies, are affected by a number of factors including, but not limited to, cost to manufacture and distribute products, general economic conditions, consumer preferences, local and national laws and regulations, availability of raw materials, fuel prices, and weather patterns.

Sales of our products tend to be seasonal, with the second and third calendar quarters accounting for higher unit sales of our products than the first and fourth quarters.

The Company is a wholly-owned subsidiary of TCCC. Transactions between the Company and TCCC and any of its consolidated subsidiaries are herein referred to as “related party” transactions. For additional information about our transactions with TCCC, refer to Note 2.

Merger Agreement

On August 6, 2015, TCCC entered into an agreement to merge our Company with Coca-Cola Enterprises, Inc. (“CCE”) and Coca-Cola Iberian Partners, S.A.U. (formerly known as Coca-Cola Iberian Partners, S.A.) (“CCIP”) to create Coca-Cola European Partners (“CCEP”). The Boards of Directors of TCCC, CCE, and CCIP have approved the transaction. The proposed merger is subject to approval by CCE’s shareowners, receipt of regulatory clearances and other customary conditions. The merger is expected to close in the second quarter of 2016.

Change in legal structure and name

On January 20th, 2016, the Company converted its German legal structure from an Aktiengesellschaft (AG) into a Gesellschaft mit beschränkter Haftung (GmbH).

Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are presented on a carve-out basis to reflect the assets, liabilities, revenue and expenses that were directly attributable to the Company as it was operated within TCCC. Generally, bottling operations owned by TCCC are operated as self-sufficient businesses. This includes all functions, such as administrative functions, required to conduct business and meet regulatory requirements as a stand-alone entity. However, certain expenses were incurred directly by TCCC on behalf of the Company, as described below.

TCCC entered into certain derivative contracts, on our behalf, to mitigate the risk related to fluctuations in the price of fuel. These derivative contracts are agreements to buy or sell a quantity of fuel at predetermined future dates and at predetermined prices. Although our Company was not a legal party to these derivative contracts, the

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

impact of these instruments were allocated to our Company by TCCC and included in our consolidated financial statements. These derivative financial instruments did not qualify for hedge accounting and therefore were accounted for as economic hedges. The changes in fair values of these economic hedges were immediately recognized into earnings in the line item cost of goods sold on our consolidated statements of operations. We recognized income (loss) related to these hedges of $(1.1) million, and $0.5 million during the years ended December 31, 2014, and 2013, respectively. TCCC did not enter into derivative contracts on our behalf in 2015.

TCCC issued stock-based compensation awards to certain of the Company’s executive officers. The total expense related to these specific awards allocated to our Company by TCCC was $0.9 million, $0.5 million and $0.3 million for the years ended December 31, 2015, 2014, and 2013, respectively, and has been included in our consolidated financial statements.

The Bottling Investments Group (“BIG”) of TCCC provides oversight to TCCC’s consolidated bottling operations as well as certain strategic bottling investments. Allocations of selling, general and administrative expenses incurred by BIG on behalf of the Company are based on the proportion of the Company’s unit case volume to the overall unit case volume of TCCC’s consolidated bottling operations managed by BIG. In these notes, “unit case” means a unit of measurement equal to 192 U.S. fluid ounces of finished beverage (24 eight-ounce servings); and “unit case volume” means the number of unit cases (or unit case equivalents) of beverage products directly or indirectly sold to customers by TCCC-owned or -controlled, as well as certain independent bottlers. The total expense related to this allocation was $18.1 million, $17.2 million and $15.7 million for the years ended December 31, 2015, 2014, and 2013, respectively, and has been included in our consolidated financial statements.

Each of the above expenses was reflected as a capital contribution to the Company in the related periods. There were no other significant costs incurred or services provided by TCCC that were required for us to operate our business.

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements and accompanying notes. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. Furthermore, when testing assets for impairment in future periods, if management uses different assumptions or if different conditions occur, impairment charges may result.

Our Company consolidates all entities that we control by ownership of a majority voting interest. We eliminate from our financial results all significant intercompany transactions.

Revenue Recognition

Our Company recognizes revenue when persuasive evidence of an arrangement exists, delivery of products has occurred, the sales price charged is fixed or determinable, and collectibility is reasonably assured. For our Company, this generally means we recognize net operating revenues from the sale of our products when we deliver the products to our customers and, in the case of full-service vending, when the vending machines are refilled and the cash is collected. Our sales terms do not allow for a right of return except for matters related to any manufacturing defects on our part. We record all sales taxes collected from customers and remitted to governmental authorities as a liability in the balance sheet.

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Customer Programs and Sales Incentives

We participate in various programs and arrangements with our customers designed to increase the sale of our products by these customers. Among the programs are arrangements under which allowances can be earned by our customers for participating in these programs. The costs of all of these programs, included as a reduction in net operating revenues, totaled $584.9 million, $659.7 million and $608.4 million in 2015, 2014, and 2013, respectively. Under customer programs and arrangements that require sales incentives to be paid in advance, we amortize the amount paid over the period of benefit. When incentives are paid in arrears, we accrue the estimated amount to be paid based on the program’s contractual terms and expected customer performance.

Shipping and Handling Costs

Shipping and handling costs related to the movement of finished goods from manufacturing locations to our sales distribution centers are included in the line item cost of goods sold in our consolidated statements of operations. Shipping and handling costs incurred to move finished goods from our sales distribution centers to customer locations are included in the line item selling, general and administrative expenses in our consolidated statements of operations. During the years ended December 31, 2015, 2014 and 2013, the Company recorded shipping and handling costs of $308.3 million, $368.3 million and $366.6 million, respectively. Our customers do not pay us separately for shipping and handling costs related to finished goods.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and highly liquid investments in euro with an overnight maturity.

Trade Accounts Receivable

We sell our products to principally domestic retailers, wholesalers, and other customers and extend credit, generally without requiring collateral, based on our evaluation of the customer’s financial condition. We record our trade accounts receivable at net realizable value. Typically, our accounts receivable are collected on average within 45 days and do not bear interest. For the largest national accounts, representing approximately 84 percent of the total sales revenues, the Company obtained trade credit insurance in order to reduce the risk of loss. Apart from a deductible of 10 percent, the insurance company bears the credit risk for these customers.

We monitor our exposure to losses on receivables and maintain allowances for potential losses or adjustments excluding balances that fall under the trade credit insurance. We determine these allowances by (1) evaluating the aging of our receivables; (2) analyzing customer payment history; and (3) reviewing our high-risk customers. Past due receivable balances are written-off when they are no longer considered collectible.

Activity in the allowance for doubtful accounts was as follows (in thousands):

Year Ended December 31,	2015	2014
Balance, beginning of year	$3,622	$5,135
Charges to expenses	1,414	2,871
Write-offs	(1,050)	(3,892)
Translation	(369)	(492)

Balance, end of year	$3,617	$3,622

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Our two largest customers in 2015, 2014 and 2013 accounted for approximately 25 percent, 24 percent and 22 percent of our net operating revenues, respectively. The following table provides detail about the percentage of our total sales accounted for by our two largest customers:

Year Ended December 31,	2015[1]	2014[1]	2013[1]
Edeka	14%	13%	12%
Rewe	11	11	10

Total	25%	24%	22%

[1]	No other single customer accounted for more than 10 percent of our net operating revenues.

The following table provides detail about the percentage of our trade accounts receivable balance as of December 31, 2015 and 2014 for customers with balances greater than 10%:

December 31,	2015[1]	2014[1]
Rewe	21%	22%
Edeka	21	19
Markant[2]	20	12
Metro[2]	—	10

Total	62%	63%

[1]	No other single customer accounted for more than 10 percent of our trade accounts receivable balance.
[2]	In 2015, trade accounts receivable from Metro were processed and settled by Markant for the first time. Markant performs related trade accounts receivable management services. No individual customer of Markant exceeds 10% of the Company’s trade accounts receivable balance as of December 31, 2015 and December 31, 2014, respectively.

Concentrations of Supplier Risk

We purchase syrup, concentrate and certain finished products from TCCC to produce, package, distribute and market TCCC’s products under our licensing agreement. Refer to Note 2 for additional information about our transactions with TCCC.

Generally, the raw materials we use in production are readily available from numerous sources. Aspartame is included in the concentrate purchased from TCCC and we buy sugar from Nordzucker AG, Südzucker AG, Pfeifer & Langen GmbH & Co. KG, and Tereos Deutschland GmbH. We currently purchase preforms from Petainer Germany GmbH, Artenius PET Packaging Deutschland GmbH, caps from Bender GmbH and Bericap GmbH & Co. KG, and plastic labels from Toepfer GmbH and Novaprint GmbH & Co. KG. Our Company generally has not experienced any difficulties in obtaining its requirements for raw materials.

Collective Bargaining Arrangements

All of our employees, with the exception of so called leading-employees and board members (further exceptions may apply for individual collective bargaining agreements), are covered by collective bargaining agreements either due to membership with the competent trade union “NGG” and / or due to a reference to such collective bargaining agreements within the individual employment agreements. The collective bargaining agreement relating to wages and salaries may not be terminated prior to December 31, 2016. All other collective bargaining

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

agreements agreed upon in March 2015 (e.g., phased retirement arrangements, working time, etc.) may not be terminated prior to December 31, 2019. Collective bargaining agreements agreed upon before 2015 may be terminated as stipulated within the individual provisions of such collective bargaining agreement.

Fair Value of Financial Instruments

U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, the inputs used to measure fair value are prioritized based on a three-level hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs other than quoted prices included in Level 1. We value assets and liabilities included in this level using dealer and broker quotations, certain pricing models, bid prices, quoted prices for similar assets and liabilities in active markets, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair values of our cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying amounts due to their short-term nature. In accordance with U.S. GAAP, certain assets and liabilities are required to be recorded at fair value on a recurring basis. For our Company, the only assets and liabilities that are adjusted to fair value on a recurring basis are derivative instruments, which have been entered into by TCCC on our behalf. These derivative instruments are not reflected on our consolidated balance sheets as they are owned by TCCC directly. The estimated fair values of our derivative instruments are calculated based on market rates to settle the instruments (Level 2). These values represent the estimated amounts we would receive upon sale or pay upon transfer, taking into consideration current market rates and creditworthiness. TCCC did not enter into derivative contracts on our behalf in 2015.

The fair value hierarchy discussed above is not only applicable to assets and liabilities that are included in our consolidated balance sheets, but is also applied to certain other assets that indirectly impact our consolidated financial statements. For example, our Company sponsors and/or contributes to a number of pension plans. Assets contributed by the Company become the property of the individual plans. Even though the Company no longer has control over these assets, we are indirectly impacted by subsequent fair value adjustments to these assets. The actual return on these assets impacts the Company’s future net periodic benefit cost, as well as amounts recognized in our consolidated balance sheets. Refer to Note 5. The Company uses the fair value hierarchy to measure the fair value of assets held by our various pension plans.

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following tables summarize our pension plan assets measured at fair value as of the dates presented (in thousands):

	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:[1]
Global equities	$86,448	$86,448	$—	$—
Fixed-income securities:[2]
Corporate bonds and notes	27,180	—	27,180	—
Non-U.S. government securities	12,809	—	12,809	—
Real estate[3]	14,896	—	14,896	—
Other investments:
Insurance contracts[4]	69,242	—	—	69,242
Cash	500	500	—	—

	$211,075	$86,948	$54,885	$69,242

	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:[1]
Global equities	$90,741	$90,741	$—	$—
Fixed-income securities:[2]
Corporate bonds and notes	30,143	—	30,143	—
Non-U.S. government securities	14,111	—	14,111	—
Real estate[3]	15,073	—	15,073	—
Other investments:
Insurance contracts[4]	75,843	—	—	75,843
Cash	408	408	—	—

	$226,319	$91,149	$59,327	$75,843

[1]	Equity securities are comprised of investments in mutual funds and common trusts that are measured at net asset value based on the net asset value per share multiplied by the number of shares owned. The underlying assets are comprised of common stock and preferred stock. Investments in common and preferred stocks are valued using quoted market prices multiplied by the number of shares owned. As of December 31, 2015, it is not probable that we will sell these investments at an amount other than net asset value.
[2]	Fixed income securities, excluding real estate funds, are comprised of investments in mutual funds that are measured at net asset value based on the net asset value per share multiplied by the number of shares owned. The underlying assets other than those held in common trust funds are valued utilizing a market approach that includes various valuation techniques and sources such as value generation models, broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer spreads, and/or other applicable reference data. As of December 31, 2015, it is not probable that we will sell these investments at an amount other than net asset value.
[3]	Real estate funds are investments in mutual funds that are valued based on the net asset values of real estate investment trusts. The underlying investments of these real estate investment trusts are valued based on quoted market prices. As of December 31, 2015, it is not probable that we will sell these investments at an amount other than net asset value.

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

[4]	Insurance contracts are valued at book value, which approximates fair value, and is calculated using the prior year balance adjusted for investment returns and changes in cash flows.

The following table summarizes the changes in our Level 3 (fair value) pension plan assets for the periods presented (in thousands):

Insurance Contracts
Balance as of January 1, 2014	$83,742
Actual return on plan assets still held at year end	2,822
Asset purchases	2,921
Asset sales	(3,659)
Translation	(9,983)

Balance as of December 31, 2014	$75,843
Actual return on plan assets still held at year end	1,533
Asset purchases	2,875
Asset sales	(3,200)
Translation	(7,809)

Balance as of December 31, 2015	$69,242

Inventory

We value our inventories at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) cost method for finished goods and raw materials. Inventories consist of raw materials (primarily including concentrate, other ingredients) and packaging and finished goods, which also include direct labor and indirect production and overhead costs. The following table summarizes our inventories as of the dates presented (in thousands):

December 31,	2015	2014
Raw materials and packaging	$70,658	$71,145
Finished goods	76,030	89,914
Other	11,419	10,646

Total inventories	$158,107	$171,705

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Repair and maintenance costs that do not improve service potential or extend economic life are expensed as incurred. Depreciation is recorded principally by the straight-line method over the estimated useful lives of our assets. Land is not depreciated, and construction in progress is not depreciated until ready for service. Leased assets under capital leases, which are primarily forklifts, trucks, trailers, and IT equipment, are depreciated using the straight-line method over the lease term. Depreciation expense, which includes amortization expense for leased assets under capital leases, totaled $118.5 million, $126.5 million, and $120.3 million for the years ended December 31, 2015, 2014 and 2013, respectively. Amortization expense related to capitalized software was $11.9 million, $13.3 million and $13.4 million during the years ended December 31, 2015, 2014, and 2013, respectively. The unamortized value of capitalized software was $137.7 million and $152.7 million as of December 31, 2015 and 2014, respectively. Bottles and crates are recorded at the lower of their bottle and crate deposit value or purchase price. If the purchase value is higher than the deposit price, the difference is treated as a prepayment and amortized over the average economic life of the

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

asset. Bottles and crates are written off based on scrapping and loss events except for those related to the phase-out of certain package sizes. Refer to Note 7 and Note 9. Write-offs of bottles and crates are allocated to cost of goods sold. The expense related to these write-offs totaled $30.6 million, $56.3 million, and $45.5 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The following table summarizes our property, plant and equipment (in thousands):

December 31,	2015	2014	Useful Life
Land	$233,448	$257,938	n/a
Buildings and improvements	515,205	569,712	10 to 40 years
Machinery and equipment	721,675	785,202	12 to 20 years
Bottles and crates	232,932	256,207	3 to 7 years
Cold-drink equipment	370,586	398,500	7 to 9 years
Vehicle fleet	13,750	21,309	6 to 10 years
Furniture, office equipment and software	281,091	305,239	3 to 20 years
Construction in progress	93,820	41,692	n/a
Advertising signs	30,200	35,719	5 to 12 years

Property, plant and equipment	2,492,707	2,671,518
Less accumulated depreciation	(1,023,134)	(1,128,800)

Property, plant and equipment—net	$1,469,573	$1,542,718

The following table summarizes leased assets under capital leases which is included in the line item machinery and equipment above (in thousands):

December 31,	2015	2014	Useful Life
Leased assets under capital leases	$87,817	$86,467	3 to 9 years
Less accumulated depreciation	(36,381)	(33,402)

Leased assets under capital leases—net	$51,436	$53,065

Certain events or changes in circumstances may indicate that the recoverability of the carrying amount of property, plant and equipment should be assessed, including, among others, a significant decrease in market value, a significant change in the business climate in a particular market, or a current period operating or cash flow loss combined with historical losses or projected future losses. When such events or changes in circumstances are present, we estimate the future cash flows expected to result from the use of the asset or asset group and its eventual disposition. These estimated future cash flows are consistent with those we use in our internal planning. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. Impairment losses were not significant to our results for the years ended December 31, 2015, 2014 and 2013.

Goodwill, Franchise Rights and Other Intangible Assets

We classify intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. We determine the useful lives of our identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the Company’s

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, primarily on a straight-line basis, over their useful lives. The Company has recorded customer relationship assets as definite-lived intangible assets and is amortizing these assets over a period of 12 years. On May 18, 2015, the Company acquired rights to distribute Monster products for $5.5 million from Monster Beverage Corporation (“Monster”) financed over a period of 30 months. The total outstanding liability as of December 31, 2015 was $4.9 million. These distribution rights are governed by an agreement with an initial term of 5 years with an option to renew for 3 additional 5-year terms and one 6 month term. There are no future costs of renewal. These distribution rights are classified as definite-lived intangible assets and are amortized over their estimated useful life of 20.5 years. Total amortization expense related to definite-lived intangible assets was $1.5 million, $2.8 million and $4.5 million during the years ended December 31, 2015, 2014 and 2013 respectively.

When facts and circumstances indicate that the carrying value of definite-lived intangible assets, specifically the Company’s customer relationship assets, may not be recoverable, management assesses the recoverability of the carrying value of the asset group by preparing estimates of sales volume and the resulting profit and cash flows. These estimated future cash flows are consistent with those we use in our internal planning. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount of the asset or asset group exceeds the fair value. We use a variety of methodologies to determine the fair value of these assets, including discounted cash flow models, which are consistent with the assumptions we believe hypothetical marketplace participants would use. There was no impairment of the Company’s definite-lived intangible assets for the years ended December 31, 2015, 2014 and 2013.

We test intangible assets determined to have indefinite useful lives, including franchise rights and goodwill, for impairment annually, or more frequently if events or circumstances indicate that assets might be impaired. Our Company performs these annual impairment reviews as of the first day of our third fiscal quarter. We use a variety of methodologies in conducting impairment assessments of indefinite-lived intangible assets, which are based on the assumptions we believe hypothetical marketplace participants would use. For indefinite-lived intangible assets, other than goodwill, if the carrying amount exceeds the fair value, an impairment charge is recognized in an amount equal to that excess.

Our bottler’s agreement contains performance requirements and conveys to us the rights to produce, distribute and sell products of TCCC throughout Germany. Our agreement with TCCC has a term until August 31, 2017 with the option for an extension by another ten years. While this agreement contains no automatic right of renewal beyond that date, we believe that our interdependent relationship with TCCC and the substantial cost and disruption to TCCC that would be caused by nonrenewal ensures that this agreement will continue to be renewed and, therefore, is essentially perpetual. We have never had a bottler’s agreement with TCCC terminated due to nonperformance of the terms of the agreement or due to a decision by TCCC to terminate an agreement at the expiration of a term. After evaluating the contractual provisions of our bottler’s agreement, our mutually beneficial relationship with TCCC, and our history of renewals, we consider franchise rights as indefinite lived intangible assets and therefore, do not amortize the value of such assets. Instead, franchise rights are tested at least annually for impairment. The Company has the option to perform a qualitative assessment of indefinite-lived intangible assets, other than goodwill, prior to completing the impairment test described above. The Company must assess whether it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If the Company concludes that this is the case, it must perform the testing described above. Otherwise, the Company does not need to perform any further assessment. The Company performed a qualitative assessment of its franchise rights in 2015 and a quantitative assessment of its franchise rights in 2014 and 2013. There was no impairment of the Company’s franchise rights for the years ended December 31, 2015, 2014 and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2013. As of December 31, 2015 and 2014, our franchise rights had a carrying value of $395.2 million and $440.4 million, respectively. The decrease in the carrying value of our franchise rights in 2015 was due to the effect of the translation adjustments.

The goodwill impairment test consists of a two-step process, if necessary. The first step is to compare the fair value of a reporting unit to its carrying value, including goodwill. We typically use discounted cash flow models to determine the fair value of a reporting unit. The assumptions used in these models are consistent with those we believe hypothetical marketplace participants would use. If the fair value of the reporting unit is less than its carrying value, the second step of the impairment test must be performed in order to determine the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds its implied fair value, an impairment charge is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. The Company has the option to perform a qualitative assessment of goodwill prior to completing the two-step process described above to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill and other intangible assets. If the Company concludes that this is the case, it must perform the two-step process. Otherwise, the Company will forego the two-step process and does not need to perform any further testing. The Company performed a qualitative assessment on our goodwill balance in 2015 and a quantitative assessment of our goodwill balance in 2014 and 2013. There was no impairment of the Company’s goodwill for the years ended December 31, 2015, 2014 and 2013. As of December 31, 2015 and 2014, our goodwill had a carrying value of $806.4 million, and $898.6 million, respectively. The decrease in the carrying value of our goodwill in 2015 was due to the effect of translation adjustments.

Contingencies

Our Company is involved in various legal proceedings and tax matters. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate.

Pension Plans

We sponsor two defined benefit pension plans covering the majority of our employees. Our pension costs (net periodic pension cost) related to these plans totaled $(1.5) million, $(1.6) million and $9.6 million in 2015, 2014 and 2013, respectively. It is not possible to withdraw from these plans as a result of the underlying agreements. Refer to Note 5.

The Company also sponsors a defined contribution plan under which it contributes EUR 800 per employee per year. Total expense related to this plan was $8.2 million, $7.9 million and $8.3 million during the years ended December 31, 2015, 2014, and 2013, respectively. In 2015, the Company introduced a new defined contribution plan in connection with a newly negotiated collective bargaining agreement. Refer to Note 5.

Income Taxes

We file a separate income tax return and do not participate in any tax sharing arrangements. We recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of our assets and liabilities. We establish valuation allowances if we believe that it is more likely than not that some or all of our deferred tax assets will not be realized. We do not recognize a tax benefit unless we conclude that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If

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the recognition threshold is met, we recognize a tax benefit measured at the largest amount of the tax benefit that, in our judgment, is greater than 50 percent likely to be realized. We record interest and penalties related to unrecognized tax positions in income taxes on our consolidated statements of operations. Refer to Note 6.

Translation and Remeasurement

Our functional currency is the Euro. For our U.S. GAAP financial statements, our reporting currency is the U.S. dollar. Assets and liabilities are translated from local currency Euro into U.S. dollars at currency exchange rates in effect at the end of a reporting period. Gains and losses from this translation are included in accumulated other comprehensive income (“AOCI”) on our consolidated balance sheets. Revenues and expenses are translated at average monthly currency exchange rates. Transaction gains (losses) arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency were $(2.6) million, $(0.4) million and $0.3 million in 2015, 2014 and 2013, respectively, and are included in other income (loss)—net on our consolidated statements of operations.

Advertising Costs

The Company incurred advertising costs of $10.8 million, $12.3 million and $10.8 million in 2015, 2014 and 2013, respectively, which were expensed as incurred and are included in selling, general and administrative expenses on our consolidated statements of operations. For interim reporting purposes, we allocate our estimated full year marketing expenditures that benefit multiple interim periods to each of our interim reporting periods. We use the proportion of each interim period’s actual unit case volume to the estimated full year unit case volume as the basis for the allocation. This methodology results in our marketing expenditures being recognized at a standard rate per unit case. At the end of each interim reporting period, we review our estimated full year unit case volume and our estimated full year marketing expenditures in order to evaluate if a change in estimate is necessary. The impact of any changes in these full year estimates is recognized in the interim period in which the change in estimate occurs. Our full year marketing expenditures are not impacted by this interim accounting policy.

Recently Issued Accounting Guidance

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which will replace most existing revenue recognition guidance in U.S. GAAP and is intended to improve and converge with international standards the financial reporting requirements for revenue from contracts with customers. The core principle of ASU 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU 2014-09 also requires additional disclosures about the nature, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. ASU 2014-09 allows for both retrospective and prospective methods of adoption and will be effective for the Company beginning January 1, 2018. The Company is currently evaluating the impact that the adoption of ASU 2014-09 will have on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share. This guidance will be effective for the Company beginning January 1, 2016. The Company expects that the implementation of this amendment will impact the Company’s notes to the consolidated financial statements but will not have an effect on the Company’s financial position or results of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this update simplify the presentation of deferred income taxes and require that deferred tax liabilities and assets be classified as noncurrent in a consolidated statement of financial position. These amendments may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The amendments will be effective for the Company beginning January 1, 2017. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period.

In February 2016, the FASB issued ASU 2016-02 Leases. The ASU requires lessees to recognize the assets and liabilities on their balance sheet for the rights and obligations created by most leases and continue to recognize expenses on their income statements over the lease term. It will also require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. The guidance is effective for annual reporting periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted for all entities. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements and disclosures.

NOTE 2: RELATED PARTY TRANSACTIONS

The following table summarizes our transactions with TCCC for the years ended December 31, 2015, 2014 and 2013 (in thousands):

Year Ended December 31,	2015	2014	2013
Amounts affecting net operating revenues:
Sale of finished products	$48,405	$66,095	$78,493
Amounts affecting cost of sales:
Purchases of syrup, concentrate, water supply and finished products	787,421	937,085	906,989
Sales and marketing support funding earned	188,552	228,142	216,055
Purchases of finished products from Monster[1]	28,565	—	—
Rebate, packaging-, marketing- and sales-participation from Monster[1]	3,298	—	—
Amounts affecting selling, general and administrative expenses:
IT services (licenses, maintenance, etc.)[2]	23,271	22,314	35,313
Net rent for office space and production facilities	296	202	616
Other transactions	2,204	153	186

Total transactions with related parties	$1,082,012	$1,253,991	$1,237,652

[1]	On August 14, 2014, TCCC and Monster entered into definitive agreements for a long-term strategic relationship in the global energy drink category. The transaction contemplated under these agreements (“Monster Transaction”) closed on June 12, 2015. As a result of the Monster Transaction, TCCC purchased newly issued shares of Monster common stock representing approximately 17 percent of the outstanding shares of Monster common stock (after giving effect to the new issuance). TCCC accounts for its interest in Monster as an equity method investment. Based on this agreement and common ownership by TCCC over us and Monster, we considered these transactions to be related party.
[2]	The IT services activity for 2014 and 2013 has been adjusted to correct for certain related party IT services that were not included in the prior year financial statement Note 2. 2014 and 2013 IT services were disclosed as $3.6 million and $4.0 million, respectively, in the 2014 financial statements. The corrected amounts are included within this line item. This correction solely relates to the disclosures in Note 2 and does not impact the overall consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Bottlers Agreement

A bottler agreement exists between us and TCCC. With the agreement TCCC transfers the bottling and distribution rights for Coca-Cola products to us. The agreement has a term until August 31, 2017 with the option for an extension by another ten years, with no payment required to renew.

Purchases of syrup, concentrate, water supply and finished products

We purchase syrup and concentrate from TCCC to produce, package, distribute, and sell TCCC’s products under licensing agreements. We also purchased finished products from TCCC for sale within our territory. The licensing agreements give TCCC complete discretion to set prices of syrup, concentrate and finished products. Furthermore we signed a water agreement with TCCC that allows us to produce and sell natural water from wells owned by TCCC until August 31, 2017.

Sale of finished products

We sell certain packaged products to related parties, primarily to Coca-Cola GmbH and European Refreshments, both of which are wholly-owned subsidiaries of TCCC.

Sales and marketing support funding earned

The Company entered into a variety of marketing and sponsorship agreements with TCCC and related affiliates in order to promote the sale of TCCC products in its territory. The amounts to be paid to us, if any, by TCCC under these programs are generally determined annually and are periodically reassessed as the programs progress. Under the licensing agreements, TCCC is under no obligation to participate in the programs or continue past levels of funding in the future. Payments we receive from TCCC under these programs are classified as a reduction of our cost of goods sold in our condensed consolidated statements of operations.

IT Services (licenses, maintenance etc.)

In connection with the use of the SAP system we pay a license fee to TCCC. Furthermore TCCC charges an amount of various service fees for the use of IT maintenance to us.

Rent for office space and production facilities

We rent space and production facilities from and to TCCC and its related affiliates. In connection with an office move in 2013 the Company charged moving costs to TCCC and its related affiliates.

Other transactions

Other transactions include items such as personnel services, shared services for certain administrative functions, and the sale of property and equipment.

The Company has also obtained several loans from TCCC and its related affiliates. In January 2014, the Company extended a credit line from Atlantic Industries, a wholly-owned subsidiary of TCCC, for a total of EUR 250 million, bearing interest at 1.00 percent per annum and maturing on December 31, 2016. In May 2015, this credit line was subsequently amended to EUR 450 million, bearing interest at 0.45 percent per annum which matures on December 31, 2016. The Company has an additional loan with Atlantic Industries for a total of EUR 80 million which matures on December 31, 2017, and bears no interest. In January 2014, the Company obtained a loan of EUR 110 million from European Refreshments, a wholly-owned subsidiary of TCCC, which bore interest at 3-month London Interbank Offered Rate. This loan was paid in full in September 2014, upon receipt of a EUR 110 million capital contribution from European Refreshments. If and to the extent the Company’s profit

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

has been increased by withdrawals from the capital reserves and/or profit reserves, the legal provisions for profit distribution shall be modified in such way, that all amounts withdrawn from dissolved reserves shall be distributed to European Refreshments preferentially. This preferential profit distribution terminates if its aggregate amount has reached the amount of the EUR 110 million capital contribution.

In December 2015, the Company obtained a pro-rated EUR 300 million capital contribution from Coca-Cola GmbH, European Refreshments, and Vivaqa Beteiligungs GmbH & Co. KG, all of whom are wholly-owned subsidiaries of TCCC. This contribution was primarily utilized to reduce the outstanding credit line obligation to Atlantic Industries. The total outstanding carrying amount of both facilities was $154.3 million and $400.5 million as of December 31, 2015 and 2014, respectively. The Company recorded interest expense related to these loans totaling $2.1 million, $3.0 million and $1.6 million during the years ended December 31, 2015, 2014, and 2013, respectively. The Company paid interest of zero, $0.3 million and zero during the years ended December 31, 2015, 2014, and 2013, respectively.

NOTE 3: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following (in thousands):

December 31,	2015	2014
Container deposit liability	$190,620	$227,512
Trade accounts payable	148,590	75,879
Restructuring initiatives	129,658	106,558
Accrued customer rebates	87,665	115,365
Sales, payroll and other taxes	52,063	45,364
Accrued compensation and benefits	51,714	54,343
Other accrued expenses	27,061	29,401

Accounts payable and accrued expenses	$687,371	$654,422

NOTE 4: COMMITMENTS AND CONTINGENCIES

Leases

We lease land, office and warehouse space, computer hardware, machinery and equipment, buildings and vehicles under operating lease agreements expiring at various dates through 2024. Some lease agreements contain standard renewal provisions that allow us to renew the lease at rates equivalent to fair market value at the end of the lease term. Under lease agreements that contain escalating rent provisions, lease expense is recorded on a straight-line basis over the lease term. Under lease agreements that contain rent holidays, rent expense is recorded on a straight-line basis over the entire lease term, including the period covered by the rent holiday. Lease expense for operating lease agreements totaled $42.0 million, $48.1 million, and $53.8 million during 2015, 2014, and 2013, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes our future lease payments under non-cancelable operating leases and capital leases with unrelated third parties with initial or remaining lease terms in excess of one year as of December 31, 2015 (in thousands):

Years Ending December 31,	Capital Leases	Operating Leases	Total
2016	$12,830	$34,724	$47,554
2017	12,027	18,198	30,225
2018	10,296	12,406	22,702
2019	8,309	7,094	15,403
2020	5,784	4,390	10,174
Thereafter	4,701	15,133	19,834

Total minimum lease payments	$53,947	$91,945	$145,892
Less: Amounts representing interest	1,883

Present value of minimum lease payments	52,064
Less: Current portion of capital lease obligations	12,831

Long-term portion of capital lease obligations	$39,233

Container Deposit Liabilities

At the time of sales, the Company receives a cash deposit from its customers for returnable bottles and crates used for the transport of refillable and non-refillable bottles. In case of non-refillable bottles the deposit is mandatory due to German Law. The Company refunds this deposit to the customer when the customer returns the empty bottles and crates in case of refillable bottles and crates. The Company refunds the deposit related to non-refillable bottles through the German non-refillable system. As of December 31, 2015 and 2014, the container deposit liability was $190.6 million and $227.5 million, respectively. These amounts were included in accounts payable and accrued expenses on our consolidated balance sheets. Refer to Note 3.

Legal Matters

In 2009, an appellate court ruled that we were liable to one of our suppliers for 50 percent of the damages they incurred as a result of a contractual dispute with the Company. The 2009 appellate court ruling did not contain an amount for damages. In January 2013, the supplier filed a suit against the Company claiming damages of EUR 5.5 million. In November 2013, the appellate court passed an indicative order stating the plaintiff’s claim is inconclusive. A decision of the court about the further procedure has not yet been made and any final decision of the court would be open for appeal. At this time, the Company believes it is reasonably possible, but not probable, that we will be liable to this supplier, therefore no litigation reserve has been recorded to date.

Tax Audits

Our tax filings for various periods are subject to audit by local tax authorities. These audits may result in assessments of additional taxes that are subsequently resolved with the authorities. We believe we have adequately provided for any assessments that could result from these audits where it is more likely than not that we will pay some amount.

NOTE 5: PENSION PLANS

We sponsor a number of defined benefit pension plans covering the majority of our employees. All pension plans are measured as of December 31.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Net Periodic Benefit Costs

The following table summarizes the net periodic benefit cost of our pension plans for the periods presented (in thousands):

Year Ended December 31,	2015	2014	2013
Components of net periodic benefit costs:
Service cost	$2,576	$2,550	$2,643
Interest cost	4,522	7,620	7,485
Expected return on plan assets[1]	(13,753)	(14,819)	(3,378)
Amortization of prior service cost	(237)	(282)	(282)
Amortization of actuarial loss[2]	5,414	3,358	3,158

Total net periodic benefit cost	$(1,478)	$(1,573)	$9,626

[1]	The Company has elected to use the actual fair value of plan assets as the market-related value of assets in the determination of the expected return on plan assets.
[2]	Actuarial gains and losses are amortized using a corridor approach. The gain/loss corridor is equal to 10 percent of the greater of the pension benefit obligation and the market-related value of assets. Gains and losses in excess of the corridor are generally amortized over the average future working lifetime of the pension plan participants.

Actuarial Assumptions

At each measurement date, we determine the discount rate by reference to rates of high-quality, long-term corporate bonds that mature in a pattern similar to the future payments we anticipate making under the plans. As of December 31, 2015 and 2014, the weighted-average discount rate used to compute our benefit obligation was 2.0 percent and 2.0 percent, respectively. The expected long-term rate of return on plan assets is based upon the long-term outlook of our investment strategy as well as our historical returns and volatilities for each asset class. We also review current levels of interest rates and inflation to assess the reasonableness of our long-term rates. Our pension plan investment objective is to ensure all of our plans have sufficient funds to meet their benefit obligations when they become due. As a result, the Company periodically revises asset allocations, where appropriate, to improve returns and manage risk. The weighted-average expected long-term rate of return used to calculate our pension expense was 6.7 percent, 6.9 percent and 4.3 percent in 2015, 2014 and 2013, respectively.

The following table summarizes the weighted average actuarial assumptions used to determine the net periodic benefit cost of our pension plans for the periods presented:

Year Ended December 31,	2015	2014	2013
Discount rate	2.0%	2.0%	3.4%
Expected return on assets	6.7%	6.9%	4.3%
Rate of compensation increase	2.0%	2.0%	2.0%

The following table summarizes the weighted average actuarial assumptions used to determine the benefit obligations of our pension plans as of the dates presented:

December 31,	2015	2014
Discount rate	2.0%	2.0%
Rate of compensation increase	2.0%	2.0%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Benefit Obligation and Fair Value of Plan Assets

The following table summarizes the changes in our pension plan benefit obligation and the fair value of our plan assets as of the dates presented (in thousands):

Year Ended December 31,	2015	2014
Reconciliation of benefit obligation:
Benefit obligation at beginning of plan year	$255,212	$239,993
Service cost	2,576	2,550
Interest cost	4,522	7,620
Actuarial (gain) / loss	(4,945)	46,963
Benefit payments	(9,108)	(10,797)
Currency translation adjustments	(26,017)	(32,150)
Other	(408)	1,033

Benefit obligation at end of plan year	$221,832	$255,212

Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of plan year	$226,319	$84,062
Actual gain on plan assets	14,365	20,852
Employer contributions[1]	7,311	155,228
Plan participants contributions	1,472	1,032
Benefit payments[1]	(9,108)	(10,797)
Payments out of Fund to Company[1]	(5,902)	—
Currency translation adjustments	(23,382)	(24,058)

Fair value of plan assets at end of plan year	$211,075	$226,319

[1]	The Company received $5.9 million from plan assets in 2015 related to 2014 benefit payments made directly by the Company. The Company paid $7.3 million into plan assets, which includes $5.9 million paid directly to plan participants as benefit payments. The plan assets will repay the 2015 payment for the plan participants to the Company in 2016.

The following table summarizes the projected benefit obligation (PBO), the accumulated benefit obligation (ABO), and the fair value of plan assets for our pension plans with an ABO in excess of plan assets and for our pension plans with a PBO in excess of plan assets as of the dates presented (in thousands):

December 31,	2015	2014
Information for plans with an projected benefit obligation in excess of plan assets:
Projected benefit obligation	$85,326	$253,521
Fair value of plan assets	64,850	224,640
Information for plans with an accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	$84,482	$249,862
Fair value of plan assets	64,850	224,640

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Funded Status

The following table summarizes the funded status of our pension plans and the amounts recognized in our consolidated balance sheets as of the dates presented (in thousands):

December 31,	2015	2014
Funded status:
Projected benefit obligation	$(221,832)	$(255,212)
Fair value of plan assets	211,075	226,319

Net funded status	$(10,757)	$(28,893)
Amounts recognized in the consolidated balance sheet consist of:
Noncurrent assets	$9,775	$3,980
Current liabilities	(9,102)	(6,578)
Noncurrent liabilities	(11,430)	(26,295)

Net amounts recognized	$(10,757)	$(28,893)

The accumulated benefit obligation for our pension plans as of December 31, 2015 and 2014 was $216.6 million and $251.5 million, respectively.

Accumulated Other Comprehensive Income

The following table summarizes the amounts recorded in AOCI that have not yet been recognized as a component of net periodic benefit cost as of the dates presented (pretax; in thousands):

December 31,	2015	2014
Amounts in AOCI:
Prior service (credit) cost	$(1,138)	$(1,374)
Net actuarial loss	65,242	84,955

Amounts in AOCI	$64,104	$83,581

The following table summarizes the changes in AOCI related to our pension plans for the periods presented (pretax; in thousands):

	2015	2014
Reconciliation of AOCI:
AOCI at beginning of plan year	$83,581	$55,456

Prior service cost recognized during the year	236	282
Net losses recognized during the year	(5,773)	(3,358)
Net (gains) / losses occurring during the year	(5,557)	40,930

Net adjustments to AOCI	(11,094)	37,854

Currency exchange rate changes	(8,383)	(9,729)

AOCI at end of plan year	$64,104	$83,581

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes the amounts in AOCI expected to be amortized and recognized as a component of net periodic benefit cost for the period presented (pretax; in thousands):

2016
Amortization of prior service cost	$(236)
Amortization of net losses	4,453

Total amortization expense	$4,217

Pension Plan Assets

We have established formal investment policies for the assets associated with our pension plans. Policy objectives include (1) maximizing long-term return at acceptable risk levels; (2) diversifying among asset classes, if appropriate, and among investment managers; and (3) establishing relevant risk parameters within each asset class. Investment policies include requirements designed to mitigate risk, including quality and diversification standards. Asset allocation targets are based on periodic asset liability and in coordination of TCCC worldwide strategy. This helps determine the appropriate investment strategies for acceptable risk levels.

Factors such as asset class allocations, long-term rates of return (actual and expected), and results of periodic asset liability modeling studies are considered when constructing the long-term rate of return assumption for our pension plans. While historical rates of return play an important role in the analysis, we also take into consideration data points from other external sources if there is a reasonable justification to do so.

The following table summarizes our weighted average pension asset allocations as of our measurement date for the periods presented by asset category:

		Weighted Average Allocation
	Target	Actual
Asset Category	2016	2015	2014
Equity securities	42%	42%	40%
Fixed-income securities	19	19	20
Real estate	7	7	7
Other	32	32	33

Total	100%	100%	100%

Benefit Plan Contributions

The following table summarizes the contributions made to our pension plans for the years ended December 31, 2015 and 2014, as well as our projected contributions for the year ending December 31, 2016 (in thousands):

Years Ending December 31,	Actual		(Unaudited) Projected
	2015	2014	2016
Total pension contributions	$7,311	$155,228	$7,108

We fund our pension plans at a level to maintain, within established guidelines, the appropriate funded status.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Benefit Plan Payments

Benefit payments are primarily made from funded benefit plan trusts. The following table summarizes our expected future benefit payments as of December 31, 2015 (in thousands):

Years Ending December 31,	Pension Benefit Plan Payments
2016	$9,102
2017	9,409
2018	9,606
2019	9,948
2020 – 2024	60,846

Phased Retirement Arrangement

The phased retirement arrangement is an early retirement program in Germany designed to create an incentive for employees, within a certain age group, to transition from (full or part-time) employment into retirement before their legal retirement age. Employers taking advantage of this legislation must sign a contract under the legal framework outlined in the legislation with the workers’ council/unions or with the individual employees (employees not within a workers’ council/union) to qualify for subsidies from the government. The German government provided a subsidy (reimbursement) to an employer for the bonuses paid to the employee and the additional contributions paid into the German government pension scheme under a phased retirement arrangement for a maximum of six years. The subsidies under these arrangements only apply to contracts signed prior to December 31, 2010. To receive this subsidy, an employer must meet certain criteria (typically, an employer must hire replacement employees from currently registered unemployed persons or former trainees). The Company has accrued $98.7 million and $104.0 million related to phased retirement arrangements as of December 31, 2015 and 2014, respectively, which is recorded in accounts payable and accrued expenses and other liabilities on our consolidated balance sheet.

Value Retirement Investment Plan

In 2015, in connection with a new collective bargaining agreement negotiated in 2015, the Company introduced a new voluntary severance benefit program for employees. The program is designed for employees who will voluntarily leave the Company within a specified period of time. These benefits vest immediately upon acceptance by the employee. The Company incurred expenses of $67.7 million related to these programs in 2015. Charges related to these programs are included in selling, general and administrative expenses on our consolidated statements of operations and are a component of Severance Pay and Benefits. Refer to Note 7.

The Company paid $42.9 million to an insurer to transfer the severance obligations for a share of affected employees. By entering into this arrangement with the insurer, the Company is no longer obligated to pay the severance obligation except in case of insurer insolvency which we deem to be remote. The remaining uninsured severance obligation of $24.8 million is included in accounts payable and accrued expenses as a restructuring initiative. Refer to Note 3 and Note 7.

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6: INCOME TAXES

Income tax expense (benefit) consisted of the following for the years ended December 31, 2015, 2014 and 2013 (in thousands):

Year Ended December 31,	2015	2014	2013
Current	$(136)	$(337)	$(1,544)
Deferred	(2,816)	(1,020)	(112)

Income tax expense (benefit)	$(2,952)	$(1,357)	$(1,656)

We made income tax payments of $5.4 million, $6.6 million and $7.4 million in 2015, 2014 and 2013, respectively.

A reconciliation of the statutory tax rate and effective tax rates is as follows:

Year Ended December 31,	2015	2014	2013
Statutory German corporate tax rate	29.9%	30.0%	30.0%
Valuation allowance expense	(23.3)	(26.9)	(18.9)
Prior year tax adjustments	0.1	1.0	2.6
Impact of tax rate changes	0.4	—	(2.0)
Non tax-deductible items	(4.1)	(5.9)	(8.1)
Other—net	(0.9)	3.9	(0.8)

Effective tax rates	2.1%	2.1%	2.8%

The Company files income tax returns in Germany. German tax authorities have completed their corporate income tax examinations for all years prior to 2008.

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of our deferred tax liabilities and assets as of the dates presented (in thousands):

December 31,	2015	2014
Deferred tax liabilities:
Franchise rights and other intangible assets	$124,265	$131,755
Property, plant, and equipment	143,534	167,160
Other, net	16,930	52,960

Total deferred tax liabilities	284,729	351,875
Deferred tax assets:
Net operating loss and other carryforwards	(240,499)	(232,314)
Employee and retiree benefit accruals	(77,431)	(118,323)
Reserves, accruals not yet deductible	(11,742)	(12,522)
Other, net	(13,116)	(16,056)

Total deferred tax assets	(342,788)	(379,215)
Valuation allowances on deferred tax assets	213,523	200,078

Net deferred tax liabilities	$155,464	$172,738

Current deferred income tax assets[1]	$12,421	$22,393
Current deferred income tax liabilities[2]	776	868
Noncurrent deferred income tax liabilities	167,109	194,263

Net deferred tax liabilities	$155,464	$172,738

[1]	Amounts are included in prepaid and other assets on our consolidated balance sheets.
[2]	Amounts are included in accounts payable and accrued expenses on our consolidated balance sheets.

We recognize valuation allowances on deferred tax assets if, based on the weight of the evidence, we believe that it is more likely than not that some or all of our deferred tax assets will not be realized. As of December 31, 2015 and 2014, we had valuation allowances of $213.5 million and $200.1 million, respectively. We believe our remaining deferred tax assets will be realized because of the existence of sufficient taxable income within the carry-forward periods available under the tax law. Our net tax operating loss carryforwards will not expire due to current tax law.

NOTE 7: RESTRUCTURING AND OTHER CHARGES

The Company has entered into several integration and business transformation programs. In 2008 we began the integration of bottling and distribution operations acquired in 2007. Additionally, we have implemented several business transformation programs designed to improve our operating model and create a platform for driving sustainable future growth. Through this program we have: (1) streamlined and reduced the cost structure of our finance support function, including the establishment of a centralized shared services center; (2) restructured our sales and marketing organization to better align with customers and market requirements; (3) initiated supply chain infrastructure projects to adapt significant developments in our packaging portfolio and route-to-market changes and (4) improved the efficiency and effectiveness of certain aspects of our operations. The Company has incurred total pretax expenses of $1,159.9 million related to these programs since they commenced.

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)—(Continued)

Restructuring charges related to these programs are included in selling, general and administrative expenses on our consolidated statements of operations. Other direct costs primarily include enterprise resource planning (ERP) system implementation charges, charges related to transitioning from the refillable business channel, and other integration and business transformation charges. Additionally, the Company incurred $24.2 million of accelerated depreciation resulting from the phasing out of certain packages during the year-ended December 31, 2015. These charges are included in cost of goods sold on our consolidated statements of operations. Refer to Note 9.

The following table summarizes the balance of accrued expenses related to these initiatives and the changes in the accrued amounts (in thousands):

	Severance Pay and Benefits	Asset Write- offs	Other Direct costs	Total
2013
Accrued balances as of January 1	$94,588	$—	$4,372	$98,960
Costs incurred	115,132	3,439	67,663	186,234
Payments	(51,250)	—	(72,350)	(123,600)
Reclassification[1]	(38,016)	—	—	(38,016)
Noncash and exchange	6,779	(3,439)	2,064	5,404

Accrued balances as of December 31	$127,233	$—	$1,749	$128,982

2014
Costs incurred	$147,820	$5,001	$62,801	$215,622
Payments	(88,924)	—	(57,692)	(146,616)
Reclassification[1]	(53,838)	—	—	(53,838)
Noncash and exchange	(26,621)	(5,001)	(5,970)	(37,592)

Accrued balances as of December 31	$105,670	$—	$888	$106,558

2015
Costs incurred	$206,235	$38,286	$69,652	$314,173
Payments	(133,337)	—	(69,626)	(202,963)
Reclassification[1]	(27,715)	—	—	(27,715)
Noncash and exchange	(21,249)	(38,286)	(860)	(60,395)

Accrued balances as of December 31	$129,604	$—	$54	$129,658

[1]	Reclassifications include the transfer of phased retirement charges to accrued compensation. Refer to Note 5 for accrued components of phased retirement programs.

The Company is currently reviewing other restructuring opportunities, which if implemented will result in additional charges in future periods. However, as of December 31, 2015, the Company had not finalized any additional plans. Refer to Note 10.

NOTE 8: OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consisted of the following (in thousands):

December 31,	2015	2014
Foreign currency translation adjustment	$(157,737)	$67,492
Adjustments to pension benefit liabilities	(58,844)	(73,791)

Accumulated other comprehensive income (loss)	$(216,581)	$(6,299)

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Other comprehensive income (loss) for the years ended December 31, 2015, 2014 and 2013, is as follows (in thousands):

2015	Before- Tax Amount	Income Tax	After-Tax Amount
Foreign currency translation adjustments: Translation adjustments arising in the period	$(225,229)	$—	$(225,229)

Net foreign currency translation adjustment	(225,229)	—	(225,229)

Pension benefit liabilities[1]:
Net pension benefits arising during the year	19,478	(4,531)	14,947

Net change in pension benefit liabilities	19,478	(4,531)	14,947

Other comprehensive income (loss)	$(205,751)	$(4,531)	$(210,282)

[1]	Refer to Note 5 for additional information related to the Company’s pension benefit liabilities.

2014	Before- Tax Amount	Income Tax	After-Tax Amount
Foreign currency translation adjustments:
Translation adjustments arising in the period	$(310,499)	$—	$(310,499)

Net foreign currency translation adjustment	(310,499)	—	(310,499)

Pension benefit liabilities[1]:
Net pension benefits arising during the year	(31,201)	3,126	(28,075)
Reclassification adjustments recognized in net income (loss)	3,076	—	3,076

Net change in pension benefit liabilities	(28,125)	3,126	(24,999)

Other comprehensive income (loss)	$(338,624)	$3,126	$(335,498)

[1]	Refer to Note 5 for additional information related to the Company’s pension benefit liabilities.

2013	Before- Tax Amount	Income Tax	After-Tax Amount
Foreign currency translation adjustments:
Translation adjustments arising in the period	$106,152	$—	$106,152

Net foreign currency translation adjustment	106,152	—	106,152

Pension benefit liabilities[1]:
Net pension benefits arising during the year	(5,264)	327	(4,937)
Reclassification adjustments recognized in net income (loss)	2,876	—	2,876

Net change in pension benefit liabilities	(2,388)	327	(2,061)

Other comprehensive income (loss)	$103,764	$327	$104,091

[1]	Refer to Note 5 for additional information related to the Company’s pension benefit liabilities.

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table presents the amounts and line items in our consolidated statements of income where adjustments reclassified from AOCI into income were recorded during the year ended December 31, 2015 (in thousands):

Description of AOCI Component	Financial Statement Line Item	Amount Reclassified from AOCI into Income (Loss)
Pension benefit liabilities:
Amortization of net actuarial loss	*	$5,773
Amortization of prior service cost	*	(236)

	Income (loss) before income taxes	$5,537
	Income taxes	—

	Consolidated net income (loss)	$5,537

*	This component of AOCI is included in the Company’s computation of net periodic benefit cost and is not reclassified out of AOCI into a single line item in our consolidated statements of operations in its entirety. Refer to Note 5 for additional information.

NOTE 9: CHANGES IN ESTIMATES

Package Phase-Out

In 2015, the Company decided to exit the German refillable business for certain package sizes. Specifically, in March 2015, we began efforts to phase out the 1.5l PET refillable bottle. We completed these efforts in 2015. In September 2015, we began similar efforts to phase out the 0.5l PET refillable bottle by 2016. In connection with these efforts, the Company reconsidered the useful lives of these refillable bottles and related crates and concluded the useful lives of these assets would be reduced. The carrying value of the remaining assets as of December 31, 2015 was $42.2 million, net of accumulated depreciation of $10.6 million, and is reflected in the line item property, plant, and equipment. The related accelerated depreciation charges are included in the restructuring footnote as asset write-offs. Refer to Note 7.

After considering the potential salvage value and alternative uses for these assets, the Company estimates that consolidated net income will be reduced by $19.8 million in 2016 in the Company’s consolidated statements of operations.

Pension Yield Curve Approach

Effective January 1, 2016, for benefit plans using the yield curve approach, we changed the method used to calculate the service cost and interest cost components of net periodic benefit costs for our pension benefit plans and will measure these costs by applying the specific spot rates along the yield curve to the plans’ projected cash flows. The Company believes the new approach provides a more precise measurement of service and interest costs by improving the correlation between projected cash flows and the corresponding spot yield curve rates. The change does not affect the measurement of the Company’s pension benefit obligations for those plans and is accounted for as a change in accounting estimate, which is applied prospectively. This change in estimate will not have a material impact on our 2016 net income from continuing operations. Refer to Note 5.

NOTE 10: SUBSEQUENT EVENTS

Integration and Business Transformation

On March 1, 2016, we announced our intent to close 2 production sites, 6 distribution sites and to phase out a refillable PET production line. In addition, we announced our intent to restructure parts of our finance, human

COCA-COLA ERFRISCHUNGSGETRÄNKE GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

resources, marketing and sales departments. The costs associated with these restructuring plans are estimated to approximate $150 million and will primarily relate to severance payments and accelerated depreciation of property, plant & equipment. Based on the existing tariff agreement, NGG has a twelve week review period beginning March 1, 2016 to consider our proposal and to discuss alternative plans.

Other

The Company evaluated subsequent events through March 14, 2016, noting no other events that occurred subsequent to the balance sheet date but prior to this date that would have a material impact on our consolidated financial statements.

ANNEX A: TRANSACTION MASTER AGREEMENT1

AMENDED & RESTATED VERSION

Highly confidential

EUROPEAN REFRESHMENTS

COCA-COLA GESELLSCHAFT MIT BESCHRÄNKTER HAFTUNG

VIVAQA BETEILIGUNGS GMBH & CO. KG

and

COCA-COLA ENTERPRISES, INC.

and

COCA-COLA IBERIAN PARTNERS, S.A.

and

COCA-COLA EUROPEAN PARTNERS LIMITED

(formerly SPARK ORANGE LIMITED)

and

ORANGE U.S. HOLDCO, LLC

and

ORANGE MERGECO, LLC

TRANSACTION MASTER AGREEMENT

relating to the combination of Coca-Cola Enterprises, Inc.,

Coca-Cola Erfrischungsgetränke Gesellschaft mit beschränkter Haftung and

Coca-Cola Iberian Partners, S.A.

(1)	Executed by Amendment and Restatement Deed dated December 14, 2015

1.	DEFINITIONS AND INTERPRETATION	A-2

2.	CONTRIBUTIONS AND MERGER	A-21

3.	CONDITIONS	A-22

4.	WAIVER OF CONDITIONS	A-26

5.	GENERAL COVENANTS IN SUPPORT OF THE CONDITIONS AND INTENDED PRE-COMPLETION ACTIONS	A-26

6.	COMPETITION APPROVALS, WHITE PROXY STATEMENT AND LISTINGS	A-32

7.	PRE-COMPLETION CONDUCT OF BUSINESS COVENANTS	A-38

8.	NET FINANCIAL POSITION	A-40

9.	COMPLETION	A-41

10.	WARRANTIES	A-42

11.	CONFIDENTIALITY AND ANNOUNCEMENTS	A-42

12.	PROTECTIVE COVENANTS	A-43

13.	TERMINATION	A-45

14.	POST-COMPLETION LIABILITY AND COVENANTS	A-46

15.	COSTS AND TRANSACTION FEE	A-49

16.	FURTHER ASSURANCE	A-49

17.	ASSIGNMENT	A-50

18.	THIRD PARTY RIGHTS; OLIVE HOLDCO ADHERENCE	A-50

19.	VARIATION AND WAIVER	A-50

20.	INVALIDITY	A-51

21.	INTEREST AND CONVERSION	A-51

22.	NOTICES	A-51

23.	MISCELLANEOUS	A-53

24.	GOVERNING LAW	A-53

SCHEDULE 1 ORANGE SHARE ALLOCATION		A-63

SCHEDULE 2 COMPLETION OBLIGATIONS		A-65

	PART 1 RED’S OBLIGATIONS	A-65

	PART 2 WHITE’S OBLIGATIONS	A-66

	PART 3 OLIVE HOLDCO’S OBLIGATIONS	A-66

	PART 4 ORANGE’S OBLIGATIONS	A-67

SCHEDULE 3 CONDUCT OF BUSINESS PENDING COMPLETION		A-68

	PART 1 POSITIVE COVENANTS	A-68

	PART 2 NEGATIVE COVENANTS	A-68

A-i

(continued)

PART 3 ORANGE GROUP COMPANY COVENANTS	A-71

1. POSITIVE COVENANTS	A-71

2. NEGATIVE COVENANTS	A-71

SCHEDULE 4 RED WARRANTIES	A-73

1. ORGANIZATION AND QUALIFICATION	A-73

2. AUTHORITY; NO BREACH	A-73

3. CAPITAL	A-74

4. BLACK GROUP	A-75

5. FINANCIAL STATEMENTS	A-76

6. INTERNAL CONTROLS AND PROCEDURES	A-76

7. ASSETS	A-77

8. INTELLECTUAL PROPERTY	A-78

9. LITIGATION	A-79

10. EMPLOYEE BENEFIT PLANS	A-79

11. TAX	A-81

12. MATERIAL CONTRACTS	A-82

13. PRODUCT LIABILITY	A-83

14. MAJOR SUPPLIERS AND CUSTOMERS	A-84

15. COMPLIANCE WITH LAWS; PERMITS; ANTI-CORRUPTION	A-84

16. LABOUR MATTERS	A-85

17. ENVIRONMENTAL	A-86

18. RELATED PARTY TRANSACTIONS	A-87

19. INSURANCE	A-87

20. GUARANTEES AND FINANCINGS	A-88

21. NO SECURITY	A-88

22. CASH POOLING	A-88

23. NO BONUSES, COMMISSIONS OR FINDERS’ FEES	A-89

24. APPLICATION AND DISCLOSURE DOCUMENTS	A-89

SCHEDULE 5 WHITE WARRANTIES	A-90

1. ORGANIZATION AND QUALIFICATION	A-90

2. AUTHORITY; NO BREACH	A-90

3. CAPITAL	A-91

4. WHITE GROUP	A-92

A-ii

(continued)

5. SEC REPORTS	A-93

6. FINANCIAL STATEMENTS	A-94

7. INTERNAL CONTROLS AND PROCEDURES	A-94

8. ASSETS	A-95

9. INTELLECTUAL PROPERTY	A-96

10. LITIGATION	A-97

11. EMPLOYEE BENEFIT PLANS	A-97

12. TAX	A-100

13. MATERIAL CONTRACTS	A-101

14. PRODUCT LIABILITY	A-103

15. MAJOR SUPPLIERS AND CUSTOMERS	A-103

16. COMPLIANCE WITH LAWS; PERMITS; ANTI-CORRUPTION	A-103

17. LABOUR MATTERS	A-104

18. ENVIRONMENTAL	A-105

19. RELATED PARTY TRANSACTIONS	A-106

20. INSURANCE	A-106

21. GUARANTEES	A-106

22. APPLICATION AND DISCLOSURE DOCUMENTS	A-107

SCHEDULE 6 OLIVE WARRANTIES	A-108

1. ORGANIZATION AND QUALIFICATION	A-108

2. AUTHORITY; NO BREACH	A-108

3. CAPITAL	A-109

4. OLIVE GROUP	A-110

5. FINANCIAL STATEMENTS	A-111

6. INTERNAL CONTROLS AND PROCEDURES	A-111

7. ASSETS	A-112

8. INTELLECTUAL PROPERTY	A-113

9. LITIGATION	A-114

10. EMPLOYEE BENEFIT PLANS	A-114

11. TAX	A-115

12. MATERIAL CONTRACTS	A-117

13. PRODUCT LIABILITY	A-118

14. MAJOR SUPPLIERS AND CUSTOMERS	A-119

A-iii

(continued)

15. COMPLIANCE WITH LAWS; PERMITS; ANTI-CORRUPTION	A-119

16. LABOUR MATTERS	A-120

17. ENVIRONMENTAL	A-121

18. RELATED PARTY TRANSACTIONS	A-122

19. INSURANCE	A-122

20. GUARANTEES AND FINANCINGS	A-123

21. NO SECURITY	A-123

22. NO BONUSES, COMMISSIONS OR FINDERS’ FEES	A-124

23. APPLICATION AND DISCLOSURE DOCUMENTS	A-124

SCHEDULE 7 ORANGE WARRANTIES	A-125

1. ORGANIZATION AND QUALIFICATION	A-125

2. AUTHORITY; NO BREACH	A-125

3. ORANGE GROUP; CAPITAL	A-126

4. LIABILITIES	A-126

5. LITIGATION	A-126

6. TAX	A-127

7. APPLICATION AND DISCLOSURE DOCUMENTS	A-127

SCHEDULE 8 WARRANTY LIABILITY	A-128

SCHEDULE 9 EXPERT DETERMINATION	A-137
Annexes:

A. Black Contribution Agreement
B. Working capital calculations
C. Employee Notification Processes
D. Knowledge persons
E. New Orange Articles
F. Olive Carve-Out
G. Olive Contribution Agreement
H. Olive Framework Agreement
I. Olive Tax Receivables
J. Olive Shareholder Undertaking
K. Orange Bottling Agreements term sheets
L. Registration Rights Agreement
M. Shareholders Agreement
N. Step Plan
O. White Director/Stockholder Undertaking
P. White Merger Agreement
Q. Permitted pre-Completion actions
R. Olive shareholder communication
S. Spark agreed announcement
T. Costs and expenses

A-iv

THIS TRANSACTION MASTER AGREEMENT (this “Agreement”) was made by way of deed on 6 August 2015 (to which date all references herein to “the date hereof” or “the date of this Agreement” shall be read to refer) and was amended and restated on 14 December 2015

BY AND BETWEEN:

(1)	EUROPEAN REFRESHMENTS, with its corporate seat in Drogheda, County Meath, Ireland, registered in the Companies Registration Office Dublin under no. 403110 (“Red 1”), COCA-COLA GESELLSCHAFT MIT BESCHRÄNKTER HAFTUNG, with its corporate seat in Berlin, registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under HRB 88247 B (“Red 2”) and VIVAQA BETEILIGUNGS GMBH & CO. KG, with its corporate seat in Berlin, registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under HRA 39236 B (“Red 3”) (together, “Red”, each individually a “Red Seller”);

(2)	COCA-COLA ENTERPRISES, INC., a Delaware corporation with its principal office at 2500 Windy Ridge Parkway, Atlanta GA 30339, United States of America (“White”);

(3)	COCA-COLA IBERIAN PARTNERS, S.A., is a Spanish company with registered office at Paseo de la Castellana, 259-C (Torre de Cristal), Floor 9, 28046, Madrid and Spanish tax identification number A-86,561,412 (“Olive”);

(4)	COCA-COLA EUROPEAN PARTNERS LIMITED (formerly SPARK ORANGE LIMITED) a private limited company organized under the laws of England (“Orange”);

(5)	ORANGE U.S. HOLDCO, LLC, a limited liability company formed under the laws of the State of Delaware (“US HoldCo”);

(6)	ORANGE MERGECO, LLC, a limited liability company formed under the laws of the State of Delaware (“MergeCo”),

(collectively,	the “Parties”, each individually a “Party”).

WHEREAS:

(A)	Red, White, Olive and their Affiliates are engaged, directly or indirectly, in the business of manufacturing, distributing, marketing and selling non-alcoholic, ready-to-drink (NARTD) beverages in western Europe among other things;

(B)	Red, White and Olive desire to combine the respective wholly owned NARTD beverage bottling businesses in western Europe as described and provided in this Agreement by combining White, Black and Olive through the contribution of Black and Olive to Orange, and the merger of White with and into MergeCo, in exchange for the issuance to an entity to be established for the purposes of holding Olive (“Olive HoldCo”), Red (or their designee) and the stockholders of White of Orange Shares (and, in the case of stockholders of White, the White Cash Consideration);

(C)	pursuant to the Olive Framework Agreement, Olive HoldCo will become the owner of at least 95.6% of the share capital of Olive. Red is collectively the owner of the entire share capital of Coca-Cola Erfrischungsgetränke Aktiengesellschaft, with its corporate seat in Berlin, registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under HRB 62845 B (and to be converted to a limited liability company (Gesellschaft mit beschränkter Haftung) organised under the laws of Germany prior to Completion) (both before and after such conversion, “Black”). Orange is the sole owner of the entire share capital of US HoldCo, which in turn is the sole owner of the entire share capital of MergeCo;

(D)	the Orange Shares are intended to be admitted to trading on the Amsterdam Stock Exchange, NYSE Euronext London, the Spanish Stock Exchanges and officially listed in Amsterdam and Spanish SIBE and the Orange Stock are to be registered with the SEC and listed on the New York Stock Exchange; and

(D)	this Agreement sets forth the overarching terms and conditions of such transactions, and certain related matters,

NOW, THEREFORE, in consideration of the premises set forth above and the respective warranties, covenants, agreements and conditions contained in this Agreement, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto AGREE AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions. In addition to the words and expressions defined in the preamble, the following words and expressions have the following meanings:

“Acquisition Proposal” means, in respect of a Party and other than the transactions contemplated by this Agreement or any proposal or offer made by the Orange Group pursuant to Section 5.2(d)(iii) of the White Merger Agreement, any offer, proposal or inquiry relating to any transaction to effect, or any indication of interest by any third Person in, (i) any amalgamation, merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution, spin-off, split off or similar transaction involving that Party’s Transferred or Merged Entities whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of that Party’s Transferred Business or Transferred or Merged Entities, (ii) any purchase or sale of 25% or more of the consolidated assets (including stock) of that Party’s Transferred Business or Transferred or Merged Entities, taken as a whole, or (iii) any purchase or sale of, or tender or exchange offer (including a self-tender offer) for, voting securities in that Party’s Transferred or Merged Entities that, if consummated, would result in any Person (or the stockholders of such Person) beneficially owning securities representing 25% or more of such Transferred or Merged Entities’ total voting power or the voting power of any of such Transferred or Merged Entities whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the relevant Transferred Business;

“Affiliate” means, in respect of a Person, a Person that directly or indirectly through one or more intermediaries Controls, is Controlled by, or is under common Control with, such Person, provided that prior to Completion the respective Parties and their Affiliates shall not be Affiliates of each other (except for Olive with Olive HoldCo, Red with Black, and Orange, US HoldCo and MergeCo with one another);

“AFM” means the Dutch stichting Autoriteit Financiële Markten;

“Amsterdam Listing” has the meaning specified in clause 2.1(d);

“Amsterdam Listing Application” has the meaning specified in clause 6.3(b);

“Amsterdam Stock Exchange” means the regulated market operated by Euronext Amsterdam, N.V.;

“Applicable Date” has the meaning specified in Schedule 5;

“Applicable Law” means any binding law, statute, treaty, order, code, ordinance, temporary restraining order, preliminary or permanent injunction, judgment, decree, decision, directive, licence, permit, consent, approval, rules, administrative pronouncement (including any item published in the United States Internal Revenue Bulletin) or regulation of any Governmental Authority having jurisdiction over the matter or Person in question, or other binding legislative or administrative action of a Governmental Authority, or a final, binding, or executive decree, injunction, judgment or order of a court that affects and has the authority to affect the matter or Person in question;

“Application and Disclosure Documents” means all documents or filings in connection with the Amsterdam Listing, the Spanish Listing, the London Listing, the NYSE Listing and the White Stockholder Approval, including the EU Prospectus, each EU Supplement, the Passporting Request, the Amsterdam Listing Application, the White Proxy Statement, the NYSE Listing Application and the Registration Statement;

“Audited White 2014 Balance Sheet” has the meaning specified in Schedule 5;

“Audited White 2014 Financial Statements” has the meaning specified in Schedule 5;

“Averaged Working Capital” means, in respect of the Black Group, the Olive Group or the White Group, as applicable, the average of the Black Working Capital, Olive Working Capital or White Working Capital (respectively) as at the end of the financial quarters for the Black Group, Olive Group or White Group (as applicable) ending on or around 31 December 2014, 31 March 2015, 30 June 2015 and 30 September 2015;

“Barcelona Stock Exchange” means the Bolsa de Barcelona;

“Benefit Plan” means, in respect of a Transferred or Merged Entity (deemed to be each Black Group Company in respect of usage in Schedule 4, each White Group Company in respect of usage in Schedule 5, and each Olive Group Company in respect of usage in Schedule 6), each employee benefit plan, programme, agreement, policy, or arrangement (including bonus plans, employment, consulting or other compensation agreements, pension premiums (compromisos por pensiones), pension, retirement, collective bargaining Contracts, incentive and other equity or equity-based compensation plans or agreements, deferred compensation arrangements, change in control, termination, severance or retention plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plans and programmes maintained by the relevant Transferred or Merged Entity or to which the relevant Transferred or Merged Entity has contributed or is obliged to contribute, in each case, for current or former directors, employees, leased employees or officers of the relevant Transferred or Merged Entity (or other Transferred or Merged Entities in respect of the relevant Transferred Business) or in respect of which a Transferred or Merged Entity otherwise has any liability or obligation to contribute;

“Black Business” means the business, operations, rights, assets and liabilities of the Black Group;

“Black Business Intellectual Property Rights” has the meaning specified in paragraph 8.1 of Schedule 4;

“Black Contribution” has the meaning specified in clause 2.1(a);

“Black Contribution Agreement” means the agreement between Red and Orange regarding the Black Contribution to be delivered at Completion in the form attached hereto as Annex A (or as amended or modified by agreement of the Principal Parties);

“Black Group” means Black together with all its Subsidiaries together, each being a “Black Group Company” individually;

“Black NFP” means an amount (which may be positive or negative) equal to the Cash/Cash Equivalents of the Black Group, plus the Black NOLs, minus the Indebtedness of the Black Group (in each case at the Testing Date), minus the Black Working Capital Adjustment;

“Black NFP Target” means €190 million;

“Black NOLs” means an amount equal to €190 million;

“Black Ordinary Shares” has the meaning specified in paragraph 3.1 of Schedule 4;

“Black Shares” means Black Ordinary Shares together comprising 100% of the issued and outstanding share capital of Black;

“Black Working Capital” means, with respect to the Black Group, on a consolidated basis and as of a particular date, the amount equal to the (i) current assets of the Black Group less (ii) the current liabilities of the Black Group, in each case as of the relevant date and determined in accordance with the accounting principles applicable to the quarterly accounts produced by the Black Group for the financial quarter ending 31 December 2014 consistently applied, but including and/or excluding the items specified as “Included Items” and “Excluded Items” respectively in Annex B;

“Black Working Capital Adjustment” means an amount equal to the Black Working Capital Target minus the Black Working Capital (Actual), subject to a minimum of zero;

“Black Working Capital (Actual)” means the Working Capital of the Black Group at the Testing Date;

“Black Working Capital Target” means 50% of the Averaged Working Capital for the Black Group;

“Bribery Act” means the United Kingdom Bribery Act 2010;

“Bribery Legislation” means, in respect of a Transferred or Merged Entity or Transferred Business, all and any of the following: the FCPA; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including the Public Bodies Corrupt Practices Act 1889, the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which that Transferred or Merged Entity or Transferred Business (as applicable) operates or to which that Transferred or Merged Entity (or its assets) or Transferred Business are otherwise subject;

“Burdensome Condition (Olive)” and “Burdensome Condition (Red)” means any obligation of Olive HoldCo or a Red Seller (respectively, and together with their respective Affiliates) arising in connection with (whether as a condition to, a commitment required to be offered in respect of, or otherwise in respect of the obtaining of) any Competition Approval to take any action requiring, or enter into any settlement, undertaking, condition, consent decree, stipulation or other agreement with any Governmental Authority that requires, it to:

(a) hold separate (in trust or otherwise), divest itself of or otherwise rearrange the composition of any of its assets, businesses or interests or which imposes any non-immaterial limitations on its freedom of action with respect to future acquisitions of assets or with respect to any existing or future business or activities or on the enjoyment of the full rights of ownership, possession and use of any asset now owned (including its Transferred Business) or hereafter acquired by it that are adverse or burdensome or would reasonably be expected to adversely affect it or its investors or stockholders,

(b) agree to any other conditions or requirements or to take any other actions (including the provision of sensitive information, to the extent that the provision thereof could reasonably be deemed to be onerous and unusual in the context of transactions of this nature) that are adverse or burdensome or would reasonably be expected to adversely affect it or its investors or stockholders; or

(c) incur any material financial obligation, or assume any other material obligation, imposed by any Governmental Authority, in each case where it would reasonably be expected to have an adverse impact on its Transferred Business in one or more of the jurisdictions in which it is conducted or adversely affect it or its investors or stockholders;

“Burdensome Condition (Orange)” means any obligation of any Orange Group Company (including for these purposes White and each other Transferred or Merged Entity) arising in connection with (whether as a condition to, a commitment required to be offered in respect of, or otherwise in respect of the obtaining of) any Competition Approval to take any action requiring, or enter into any settlement, undertaking, condition, consent decree, stipulation or other agreement with any Governmental Authority that requires it to:

(a) hold separate (in trust or otherwise), divest itself of or otherwise rearrange the composition of any of its assets, businesses or interests or which imposes any non-immaterial limitations on its freedom of action with respect to future acquisitions of assets or with respect to any existing or future business or activities or on the enjoyment of the full rights of ownership, possession and use of any asset now owned or hereafter (including upon Completion) acquired by it that are adverse or burdensome or would reasonably be expected to adversely affect it or its investors or stockholders;

(b) agree to any other conditions or requirements or to take any other actions, except for the provision of information to any Governmental Authority subject to the Confidentiality Proviso, that are adverse or burdensome or would reasonably be expected to adversely affect it or its investors or stockholders; or

(c) incur any material financial obligation, or assume any other material obligation, imposed by any Governmental Authority, in each case where it would reasonably be expected to have an adverse impact on a Transferred Business in one or more of the jurisdictions in which it is conducted or adversely affect it or its investors or stockholders;

“Business Day” means any day (other than Saturday or Sunday) on which banks are open for general commercial business in New York, Delaware, Frankfurt, London, Amsterdam and Madrid;

“Capitalisation Date” has the meaning specified in paragraph 3.1 of Schedule 4;

“Cash/Cash Equivalents” means cash in hand, cash at bank, highly liquid securities that are readily convertible into known amounts of cash and deposits in transit;

“Claim Adjustment Amount” means a Red Claim Adjustment Amount, a White Claim Adjustment Amount or an Olive Claim Adjustment Amount (as applicable);

“Cobega Side Letter” means the letter attached as an annex to the Shareholders Agreement;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Combination Transactions” has the meaning specified in clause 2.1(c);

“Competition Approvals” means:

(i) insofar as the transactions contemplated by this Agreement constitute (or are deemed to constitute) a concentration falling within the scope of Council Regulation (EC) No 139/2004 (the “Merger Regulation”) or are examined by the European Commission as a result of a decision under Article 22(3) of the Merger Regulation:

(A) the European Commission having taken a decision under Article 6(1)(b) or 6(2), or under Article 8(1) or 8(2) of the Merger Regulation if the European Commission has initiated proceedings pursuant to Article 6(1)(c), declaring the transactions contemplated by this Agreement compatible with the common market; or

(B) if the European Commission refers the whole or part of the transactions contemplated by this Agreement to the competent authority/ies of any EU Member State(s) (being the relevant competent national authority under Article 4(4) or 9(3) of the Merger Regulation):

a. such competent authority/ies having issued all necessary clearances, or the relevant time periods for investigation having expired, for the transactions contemplated by this Agreement to complete; and

b. if the review of any part of the transactions contemplated by this Agreement is retained by the European Commission, the European Commission having taken a decision with respect to that part of the transactions contemplated by this Agreement declaring it compatible with the common market;

(ii) insofar as the transactions contemplated by this Agreement require (or are deemed to require) the filing of a premerger notification and report form under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any waiting periods under the

HSR Act shall have expired or been terminated, as applicable, and any waivers, consents, approvals or agreements required under the HSR Act shall have been received; and

(iii) insofar as the transactions contemplated by this Agreement constitute (or are deemed to constitute) a concentration that the Principal Parties agree requires pre-closing notification to, and approval by, one or more antitrust authorities in jurisdictions other than those identified in (i) and (ii) above, those competent authorities having issued all necessary clearances, or the relevant time periods for investigation having expired;

“Competition Authorities” means the competent authorities for the purpose of the Competition Approvals, including (but not limited to) the European Commission;

“Competition Filing” means each notification (including Form CO), application, written submission and each other filing to be made to the Competition Authorities in connection with the Competition Approvals;

“Completion” means the completion of the Combination Transactions pursuant to clause 9;

“Completion Date” means the date on which Completion occurs as determined in accordance with clause 9.1;

“Completion Reference Month” means the calendar month in which the CP Satisfaction Date falls or, where the CP Satisfaction Date falls after the third Business Day prior to the end of a calendar month, the “Completion Reference Month” shall be the next calendar month (unless otherwise agreed by the Principal Parties, it being acknowledged that the Parties’ current intention is to ensure that Completion occurs as soon as practicable after the CP Satisfaction Date, and that the CP Satisfaction Date occurs as close as practicable to the end of a calendar month);

“Conditions” means the conditions precedent in clauses 3.1 to 3.4 (inclusive);

“Confidential Information” means Know-How, trade secrets and all proprietary technical, industrial and commercial information and techniques (in whatever form (including computer disks or tapes) that information may be recorded or stored);

“Confidentiality Proviso” means, in respect of a Party’s obligation to make available or provide information or documentation hereunder, that where the relevant information or documentation is, in the reasonable opinion of that Party:

(a) competitively sensitive as regards the assets, business or plans of that Party or its Affiliates;

(b) protected by legal professional privilege or litigation privilege;

(c) subject to any third-party confidentiality undertakings; or

(d) personal data (or equivalent concept under Applicable Law) protected by data protection, privacy or equivalent Applicable Law,

(i) the sensitive, privileged, restricted or protected information may be redacted from the information made available or provided, provided that an unredacted version shall be promptly made available or provided by the relevant Party either (x) to counsel to the other Parties on a confidential counsel only basis, or (y) where the obligation to make available or provide information or documentation relates to a requirement or request of a Review Authority or a Competition Authority, either (A) directly to the Review Authority or the Competition Authority (as applicable) in accordance with the requirements of the same, or (B) if required by the relevant Review Authority or the relevant Competition Authority (as applicable) to be provided via Orange, to the counsel of the Party primarily responsible for assisting Orange with the relevant filings for forwarding to the relevant Review Authority or the relevant Competition Authority (as applicable) on behalf of Orange (on a confidential counsel only basis), in each case, with appropriate technical and organisational measures to protect such information from accidental or unlawful destruction or accidental loss, alteration, unauthorised disclosure or access, and which provide a level of security appropriate to the risk represented by the disclosure and the nature of the information to be protected; and

(ii) each other Party (and its non-counsel representatives) may be asked to leave any discussion of such confidential, privileged or restricted information, provided that the counsel of the other Parties are able to remain present for such discussion (on a confidential counsel only basis), provided that this Confidentiality Proviso shall only apply in respect of information regarding the Transferred or Merged Entities where such information or documentation is (X) not ordinarily provided in the context of the purposes of such information or documentation provision obligations and/or (Y) in respect of the bottling agreements between the Parties other than Red and Red or their Affiliates;

“Constitutional Documents” means the articles of association, charter, by-laws, memorandum or certificate of incorporation, certificate of registration, certificate of formation or organisation or similar documents necessary for the creation and/or maintenance of legal existence of a legal entity, as amended (unless otherwise specified), and shall include any shareholders or similar agreement between such legal entity and any of its shareholders;

“Continuing Rights and Obligations” means the provisions in clauses 1, 11.1 to 11.4 (inclusive), 12.2, 13.4, 15 and 17 to 24 (inclusive);

“Contract” means any contract, commitment or undertaking that is (or is intended to be) legally binding;

“Control” means, with respect to any Person, (a) the possession, directly or indirectly, of the power to direct or cause the direction of management and policies of such Person (whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise); (b) the ability, whether exercised or held directly or indirectly, to exercise more than fifty per cent. (50%) of the votes at any general meeting (or equivalent) of such Person; or (c) the ability to appoint more than fifty per cent. (50%) of the members to the board of directors (or the closest equivalent governing body) of such Person; and the terms “Controlled” and “Controlling” have correlative meanings;

“CNMV” means the Spanish Comisión Nacional del Mercado de Valores;

“CP Satisfaction Date” means the date on which fulfilment or waiver by the appropriate Party(ies) of all of the Conditions (other than those Conditions that by their terms are intended to or may be fulfilled only at Completion, being the Conditions at clauses 3.1(b), 3.1(j), 3.2(e), 3.3(c) and 3.4(d), provided that the Conditions at clause 3.1(j), 3.2(e), 3.3(c) and 3.4(d) would be satisfied or (as applicable) not be impossible to satisfy if obliged to be satisfied as at such date) occurs;

“D&O Insurance” has the meaning specified in clause 14.5(d);

“Data Room” means the Project Spark electronic data rooms (1, 2 and 3) together, as hosted by Intralinks and recorded on USB keys certified by Intralinks as containing all documentation in such data room (except those private folders access to which is restricted so as to exclude the access of any Principal Party) as at 5.30pm (London time) on 4 August 2015;

“Debt” means, with respect to any Person, at a particular time, without duplication, (i) any obligations of such Person under any indebtedness for borrowed money whether secured or unsecured, (ii) any indebtedness of such Person evidenced by any note, bond, debenture or other similar debt instruments, (iii) any written commitment by which such Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (iv) any indebtedness of such Person pursuant to a guarantee of indebtedness or payables or other obligations with the same effect to a creditor of another Person, (v) any borrowing of money secured by an Encumbrance on such Person’s assets, (vi) any obligation outstanding for interest, premiums, penalties, fees, make-whole payments, expenses, indemnities, breakage costs and bank overdrafts with respect to items described in (i) to (v) above,

(vii) all obligations of such Person for the deferred and unpaid purchase price associated with acquisitions or divestments (other than trade payables and accrued expenses incurred in the ordinary course of business), (viii) capitalized or finance leases (in accordance with GAAP or IFRS, as consistently applied by such Person) and (ix) all indebtedness of others referred to above which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss including through the grant of a security interest upon any assets of such Person;

“DGCL” means the General Corporation Law of the State of Delaware;

“Disclosed” means fully and fairly disclosed in the applicable Party’s Disclosure Letter;

“Disclosure Letter” means, in respect of White, Red or Olive and Olive HoldCo, the disclosure letter provided to the other Parties on the date hereof but prior to execution hereof;

“Disclosure Required” means, other than as validly waived by the relevant Review Authorities, required, practically necessary, customary or appropriate in connection with the Application and Disclosure Documents, the Listings or registration with the SEC including under Applicable Law (including the Securities Act, the Exchange Act, Regulation S-X and the Prospectus Directive), IFRS or the relevant or applicable GAAP (as applicable and where relevant) and the requirements of the relevant Review Authorities;

“DLLCA” means the Limited Liability Company Act of the State of Delaware;

“Employee Notification Process” means, in respect of a Party, each information and/or notification process required by Applicable Law or Contract to be made by that Party (or by its Transferred or Merged Entities) to any works councils, staff delegations, unions or other employee representation bodies or any employee representatives in relation to the transactions contemplated by the Transaction Documents (including the notifications set out in Annex C);

“Encumbrance” means any mortgage, charge, lien, pledge, option, equity, power of sale, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or other third party rights or security interest or other encumbrance of any kind or an agreement to create any of the foregoing, in each case restricting the transferability of an asset or securing any obligation of any Person, and the terms Encumber, Encumbered and Unencumbered shall be construed accordingly;

“Environment” means any and all organisms (including man), ecosystems, property and the following media (alone or in combination): (a) air (including the air within buildings and the air within other natural or man-made structures, whether above or below ground); (b) water (including water under or within land or in drains or sewers and coastal and in-land waters); and (c) soil and land (including land under water);

“Environmental Claim” means, in respect of a Person, any claim, action, cause of action or written notice by any other Person alleging potential liability (including potential liability for investigatory costs, clean-up costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by that Person, or (b) any violation, or alleged violation, of any Environmental Law by that Person;

“Environmental Laws” means any and all Applicable Law, whether civil, criminal or administrative, applicable to a Transferred Business and which have as a purpose or effect the protection of the Environment and/or the prevention of harm and/or the provision of remedies in respect of harm, or to regulate emissions, discharges, or releases of Hazardous Materials into the Environment, or to regulate the use, treatment, storage, burial, disposal, transport or handling of Hazardous Materials, including regulations, directives, decisions and recommendations, statutes and subordinate legislation, regulations, orders and ordinances, permits, codes of practice, circulars, guidance notes and the like, common-law, local laws and by-laws and judgments, notices, orders, directions, instructions or awards of any Governmental Authority;

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” means each entity (whether or not incorporated) that, together with any other Person, is or has been considered in the past six (6) years to be under common control and treated as a single employer for purposes of Sections 414(b), (c), (m) or (o) of the Code or Section 4001(a)(14) of ERISA;

“EU Prospectus” has the meaning specified in clause 6.3(d);

“EU Supplement” has the meaning specified in clause 6.3(e);

“Exchange Act” means the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Expert Determination” means the determination of a matter in dispute in accordance with Schedule 9;

“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended;

“Financing” has the meaning specified in clause 5.7(a);

“Fundamental Warranties” means the warranties set forth in:

(i) in respect of Red, the following paragraphs of Schedule 4: 1.1, 2.1, 2.2(a), 2.3, 3.2, 3.3, 3.5 and 4.1;

(ii) in respect of White, the following paragraphs of Schedule 5: 1.1, 2.1, 2.2(a), 2.3, 2.4, 3.1, 3.2, 3.4 and 4.1;

(iii) in respect of Olive or Olive HoldCo, the following paragraphs of Schedule 6: 1.1, 2.1, 2.2(a), 2.3, 3.2, 3.3, 3.5 and 4.1; and

(iv) in respect of Orange, the following paragraphs of Schedule 7: 1.1, 2.1, 2.2(a), 3.2, 3.3 and 3.5;

“Government Official” means (i) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, (ii) any party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (i) or (ii) of this definition;

“Governmental Authority” means any executive, judicial, legislative, administrative or other federal, national, supra-national, state, municipal or local governmental authority, ministry, court or other governmental entity (including any body exercising any regulatory, taxing or quasi-governmental authority), any and all and all officials, agents, representatives and sub-divisions of each of the foregoing, other than a commercial entity acting in a commercial capacity;

“Guarantee” has the meaning specified in Schedule 4;

“Hazardous Materials” means chemical substances, pollutants, or toxic, hazardous or deleterious materials, wastes or agents, including petroleum or any fraction, by-products or derivatives thereof, radioactive materials, asbestos-containing materials, chlorofluorocarbon, hydrochloroflourocarbon, radon, toxic mould, and asbestos or asbestos-containing materials, and polychlorinated biphenyls, or any substances defined as such by, or regulated as such under, any Environmental Law;

“HBR Real Property” means, in respect of the Black Business and a Black Group Company, all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto to which that Transferred or Merged Entity holds a Hereditary Building Right or which is primarily used or primarily held for use in connection with the relevant Transferred Business (excluding, for the avoidance of doubt, Owned Real Property and Leased Real Property);

“Hereditary Building Right” or “HBR” means the transferable and heritable right to build on land which is owned by a third party, above or below the surface;

“Iceland SPA” means the share purchase agreement to be entered into between Cobega S.A., Solinbar, S.L.U., Olive and another Orange Group Company in respect of the sale to Olive and such other Orange Group Company for aggregate consideration of no more than €35 million (to be paid in cash by Olive and/or another Orange Group Company) of the entire issued and outstanding share capital of Vífilfell hf. (such share capital to be, without prejudice to clause 5.5(d), purchased by Olive and the relevant other Orange Group Company, and accordingly such aggregate consideration paid, in such proportions as the Principal Parties may agree, including in light of Tax considerations);

“IFRS” means International Financial Reporting Standards promulgated by the International Accounting Standards Board (which includes standards and interpretations approved by the International Accounting Standards Board and International Accounting Standards issued under previous constitutions), together with its pronouncements thereon from time to time, as adopted by the European Union;

“Indebtedness” means, with respect to any Person, at a particular time, the aggregate principal amount of, and accrued interest obligations in respect of, without duplication, (i) any indebtedness of such Person for borrowed money whether secured or unsecured, (ii) any indebtedness of such Person evidenced by any note, bond, debenture or other similar debt instruments, (iii) any obligations in respect of finance or capital leases, (iv) obligations (whether or not contingent) in respect of out of the money derivatives and (v) any commitments of a member of the Olive Group in respect of bonuses and other cash incentive payments to directors, officers or employees in connection with the consummation of the transactions contemplated hereby;

“Indemnified Person” and, collectively, the “Indemnified Persons” has the meaning specified in clause 14.5(b);

“Intellectual Property Rights” means all intellectual property and industrial property rights of any kind or nature, whether registered, unregistered or applied for registration, including all rights of a Person in and in relation to: (i) patents, patent applications and all related continuations, continuations-in-part, divisionals, reissues and extensions thereof, (ii) inventions (whether patentable or not in any country), invention disclosures, improvements, technology and technical data, know-how, proprietary processes, formulae, models, and methodologies, (iii) trade secrets and all other confidential information, (iv) copyrights and copyrightable subject matter and registrations and applications therefor in any country, and all other rights corresponding thereto throughout the world, (v) moral rights, mask works, database rights and rights of attribution and integrity, (vi) trademarks, service marks, brand names, trade dress, domain names and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (v) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, and all documentation, including user manuals and training materials, related to any of the foregoing; and all rights or forms of protection having an equivalent or similar nature or effect anywhere in the world, whether enforceable, registered, unregistered or registrable (including, where applicable, all applications for registration) and the right to sue for damages for past and current infringement (including passing off and unfair competition) in respect of any of the same, and including any licence, use or access rights in, to or under any of the foregoing;

“IRS” means the United States Internal Revenue Service;

“ITEPA” means the Income Tax (Earnings and Pensions) Act 2003, as amended;

“Key Employee” means: (i) in the case of Black, a managing director (Geschäftsführer); in the case of White, an officer or employee whose position is included in White’s executive band of officers and employees; in the case of Olive, directores funcionales and directores corporativos; and (ii) an officer or employee who at the relevant time is otherwise material to the performance of the business of his employer;

“Know-How” means all unpatented, secret, substantial and identified know-how, expertise, technical or other information including all related ideas, concepts, methods, inventions, discoveries, data, formulae, processes, methods, techniques and specifications.

“Knowledge of Olive and Olive HoldCo” means the actual knowledge of the persons specified for such purpose in Annex D in their capacities as officers of the entities specified for such persons in Annex D;

“Knowledge of Red” means the actual knowledge of the persons specified for such purpose in Annex D in their capacities as officers of the entities specified for such persons in Annex D;

“Knowledge of White” means the actual knowledge of the persons specified for such purpose in Annex D in their capacities as officers of the entities specified for such persons in Annex D;

“Leased Real Property” means, in respect of a Transferred Business or a Transferred or Merged Entity (deemed to be the Black Business and a Black Group Company in respect of usage in Schedule 4, the White Business and a White Group Company in respect of usage in Schedule 5, and the Olive Business and an Olive Group Company in respect of usage in Schedule 6), any real property leased or subleased, or any other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by that Transferred or Merged Entity or primarily used or primarily held for use in connection with the relevant Transferred Business (excluding, for the avoidance of doubt, Owned Real Property and HBR Real Property);

“Liability” means any liability or obligation of any nature (whether actual or contingent, present or future, ascertained or ascertainable, known or unknown, accrued or fixed), including Debt, liabilities arising by Applicable Law (including equity) or Contract and any fines, Losses or equitable relief which may be imposed in connection with any of the foregoing and including all costs and expenses related thereto;

“Listings” has the meaning specified in clause 2.1(d);

“Listing Regulations” means Applicable Law (including, as applicable, the Prospectus Directive as implemented in, as applicable, the United Kingdom, Spain and the Netherlands, the Securities Act, the Exchange Act, Regulation S-X and the Sarbanes-Oxley Act), all applicable listing rules and prospectus rules of the Financial Conduct Authority and the competent authorities in Spain and the Netherlands, including the AFM and CNMV, all requests and requirements of the Review Authorities, and all other applicable rules (including of the NYSE, NYSE Euronext London, the Spanish Stock Exchanges and the Amsterdam Stock Exchange) in the US, UK, Spain and the Netherlands, in each case in connection with the Listings;

“London Listing” has the meaning specified in clause 2.1(d);

“Long Stop Date” means the later of (a) the first anniversary hereof; or (b) such later time and date as may be agreed in specific and express writing by all the Parties;

“Loss” means any and all direct losses, liabilities, costs, penalties, fines and expenses (including expenses reasonably incurred for attorneys, accountants, consultants and experts), damages, obligations to third parties, expenditures, judgments, awards, settlements, excluding any indirect or consequential losses or loss of profit;

“Madrid Stock Exchange” means the Bolsa de Madrid;

“MAE Breach” means, in respect of a Party, that:

(i) any of the Fundamental Warranties given by such Party herein are inaccurate, in any respect (except for the Fundamental Warranty at paragraph 3.1 of Schedule 5 in respect of the issuance, or grant of any right to issuance, between the Capitalisation Date and Completion pursuant to Annex Q of, or an inaccuracy relating to, a de minimis number of White Common Stock), as at the date they are given or the date of Completion (except that Warranties that by their terms speak only as of a specific date or time need only be accurate as of such date or time);

(ii) any of the Warranties given by such Party herein (other than the Fundamental Warranties) are not true and correct in any respect (without giving effect to any limitation as to “in all material respects”, “in any material respect”, “material”, “materiality” or “Material Adverse Change/Effect” set forth herein) as of the date hereof or the date of Completion with the same force and effect as if made at and as of the date of Completion (except that Warranties that by their terms address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such Warranties to be true and correct in all respects (without giving effect to any limitation as to “in all material respects”, “in any material respect”, “material”, “materiality” or “Material Adverse Change/Effect” set forth herein) would not, and would reasonably be expected to, individually or in the aggregate, (A) result in a Material Adverse Change/Effect on that Party’s Transferred Business or Transferred or Merged Entities or (b) prevent or materially delay such Party from consummating the transactions contemplated by the Transaction Documents on the terms set out therein; or

(iii) such Party has breached or failed to perform in any material respect any of its covenants or agreements required by this Agreement to be so performed or complied with by such Party;

“MAE/MAC Exclusions” has the meaning specified in the definition of Material Adverse Change/Effect;

“Material Adverse Change/Effect” means, with respect to a Transferred Business or a Transferred or Merged Entity or Orange and its Subsidiaries, any change, effect, event, occurrence, development, condition, state of facts or circumstance, other (save in respect of (y) below) than any change, effect, event, occurrence, development, condition, state of facts or circumstance to the extent resulting from the following (collectively “MAE/MAC Exclusions”):

(i) changes after the date hereof in the economy or financial markets generally in the jurisdictions in which the relevant Transferred Business or Transferred or Merged Entities operate;

(ii) changes after the date hereof in the industry in which the relevant Transferred Business or the Transferred or Merged Entities operate in general;

(iii) the execution or announcement of this Agreement or the transactions contemplated hereby;

(iv) changes after the date hereof in Applicable Law (including, without prejudice to the Tax Conditions, as to Taxation);

(v) changes after the date hereof in GAAP, IFRS or other applicable accounting standards or the interpretations thereof after the date of this Agreement;

(vi) acts of God or other calamities, changes after the date hereof in national or international political or social conditions in or affecting the jurisdiction(s) in which the relevant Transferred Business or the Transferred or Merged Entities operate, including the engagement by any such country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; and/or

(vii) any failure to meet internal projections or plans, public estimates or expectations relating to that Transferred Business or the Transferred or Merged Entities (it being understood that the underlying causes of, or factors contributing to, the failure to meet such projections or plans, estimates or projections may be taken into account in determining whether a Material Adverse Change/Effect has occurred), except, in the case of clauses (i), (ii), (iv), (v) or (vi), to the extent such change, effect, event, occurrence, development, condition or circumstance is by its terms, application or effect specific to, targeted at or of practical application or effect only on that Transferred Business or the relevant Transferred or Merged Entity (or the relevant Transferred or Merged Entity and some of all of the Persons affiliated with or connected to it), that, individually or in the aggregate with all other changes, effects, events, occurrences, developments, conditions, state of facts or circumstances, has, or would reasonably be expected to have, an adverse effect on:

(x) the condition (financial or otherwise), properties, assets, Liabilities, business or results of operations of that Transferred Business or Transferred or Merged Entity, that is material to:

(A) the relevant Transferred Business, taken as a whole; or

(B) the ability of the relevant Party to perform its obligations under the Transaction Documents in a manner which is material in the context of the Transaction Documents, or

(y) the relevant Party’s title to that Transferred or Merged Entity (excluding, in the case of White, White itself) in any material way;

“Material Contract” has the meaning specified in Schedule 4 (for the purposes of such Schedule), Schedule 5 (for the purposes of such Schedule) and Schedule 6 (for the purposes of such Schedule);

“New Orange Articles” means the articles of association to be adopted by Orange with effect on and from Completion, substantially in the form attached hereto as Annex E (or as amended by agreement of the Principal Parties);

“New Orange Articles Resolution” means the shareholders resolution in respect of Orange approving and implementing the adoption of the New Orange Articles, in the form to be agreed between the Principal Parties (acting reasonably);

“NFP Adjustment Amount” means, in respect of a Principal Party, the amounts elected, or deemed to be elected, as such in respect of such Principal Party pursuant to clause 8.5;

“Non-Merger Contributing Parties” means Red and Olive HoldCo;

“NYSE” means the New York Stock Exchange;

“NYSE Listing” has the meaning specified in clause 2.1(d);

“NYSE Listing Application” has the meaning specified in clause 6.3(a);

“Olive Board Recommendation” means the recommendation by the board of directors of Olive to the shareholders in Olive that they grant the Olive Shareholder Approval;

“Olive Business” means the business, operations, rights, assets and liabilities of the Olive Group;

“Olive Business Intellectual Property Rights” has the meaning specified in Schedule 6;

“Olive Carve-Out” means the transfer out of the Olive Group of (save to the extent already so transferred prior to the date hereof) the assets listed in Annex F, and of all of the obligations and liabilities in respect of such assets, on terms (i) such that no Olive Group Company retains any liability in respect of the same (or in respect of the transfer of the same) at Completion, (ii) reflecting an “as-is” transfer without warranty, or recourse against any Olive Group Company, and (iii) otherwise specified in Annex F (the “Olive Carve-Out Terms”);

“Olive Claim” has the meaning specified in Schedule 8;

“Olive Consideration Shares” means the Orange Shares to be issued to Olive HoldCo in consideration for the Olive Contribution, the number of which is to be calculated in accordance with Schedule 1;

“Olive Contribution” has the meaning specified in clause 2.1(b);

“Olive Contribution Agreement” means the agreement to be entered into between Olive HoldCo and Orange regarding the Olive Contribution as it relates to the Olive Sale Shares on or before the Completion Date substantially in the form attached hereto as Annex G (or as amended by agreement of the Principal Parties);

“Olive Framework Agreement” means the framework agreement dated 30 July 2015 (and attached as Annex H);

“Olive Group” means Olive and its Subsidiaries together, each being an “Olive Group Company” individually;

“Olive HoldCo” means an entity to be established by (and to which shall be transferred the shares in Olive of), inter alia, the Olive Shareholders party to the Olive Framework Agreement in accordance with the terms thereof;

“Olive HoldCo Change of Control” has the meaning specified in the form of Shareholders Agreement attached hereto as Annex M (as amended or modified by agreement of the Principal Parties);

“Olive HoldCo Shareholders Agreement” means the shareholders agreement governing the relationship of the shareholders in Olive HoldCo with one another and Olive HoldCo, to be entered into between Olive HoldCo and all the shareholders in Olive HoldCo from time to time and to be in the terms scheduled to the Olive Framework Agreement at its execution;

“Olive HoldCo Side Letter” means the letter attached as an annex to the Shareholders Agreement;

“Olive HoldOut Retention” means such cash amount in EUR Olive may elect to retain to Completion in light of Olive Holdout Shareholders (to be notified to the other Principal Parties at the same time as notification of the Olive NFP under clause 8);

“Olive Holdout Shareholders” means any Olive Shareholders at Completion other than Olive HoldCo;

“Olive Liquidity Purchases” has the meaning specified in the Olive Framework Agreement;

“Olive MAE Breach” means an MAE Breach in respect of Olive HoldCo or the Olive Group;

“Olive NFP” means the Cash/Cash Equivalents of the Olive Group (excluding, to avoid double-counting, any cash forming part of the Olive Tax Credits/Receivables), plus the Olive Tax Credits/Receivables, minus the Indebtedness of the Olive Group (in each case at the Testing Date) minus the Olive Working Capital Adjustment;

“Olive NFP Target” means €276 million plus the Olive HoldOut Retention;

“Olive Ordinary Shares” has the meaning specified in Schedule 6;

“Olive Sale Shares” means all of the issued and outstanding share capital of Olive held by Olive HoldCo at Completion;

“Olive Shareholder Approval (HoldCo)” means the affirmative vote of shareholders in Olive HoldCo holding at least 80% of the voting power of all outstanding Olive HoldCo Shares entitled to vote at the relevant shareholders’ meeting, in respect of the approval of the transactions contemplated hereby, the execution and performance of this Agreement, the Olive Contribution Agreement and the other Transaction Documents to which Olive HoldCo is to be a party;

“Olive Shareholder Approval (Olive)” means the affirmative vote of Olive Shareholders holding at least 80% of the voting power of all outstanding Olive Shares entitled to vote at the relevant shareholders’ meeting (including the affirmative vote of the Olive Shareholders party to the Olive Framework Agreement), in respect of the approval of the transactions contemplated hereby and the execution and performance of this Agreement and the other Transaction Documents to which Olive is to be a party;

“Olive Shareholder Approvals” means the Olive Shareholder Approval (HoldCo) and the Olive Shareholder Approval (Olive);

“Olive Shareholder Undertaking” means the undertaking entered into on or prior to the date hereof by Cobega, S.A., with and in favour of Red, White and Orange in the form attached hereto as Annex J;

“Olive Shareholders” means the holders of Olive Shares from time to time;

“Olive Shares” means 1,517,000,000 ordinary Series B registered shares in Olive, together comprising 100% of the issued and outstanding share capital of Olive;

“Olive Tax Advisor” means Allen & Overy LLP or other nationally recognized United States federal Tax advisor to Olive and/or Olive Holdco;

“Olive Tax Opinion” has the meaning specified in clause 3.3(c);

“Olive Tax Credits/Receivables” means €275.5 million composed of cash in respect of refunded receivables, no more than €62.2 million Basque Country Tax Credits, and no more than €114.7 million VAT receivables for years 2013 and 2014, plus no more than €78 million VAT receivables for year 2015, in each case as described Annex l;

“Olive Warranties” has the meaning specified in clause 10.1(c);

“Olive Working Capital” means, with respect to the Olive Group, on a consolidated basis and as of a particular date, the amount equal to the (i) current assets of the Olive Group less (ii) the current liabilities of the Olive Group, in each case as of the relevant date and determined in accordance with the accounting principles applicable to the quarterly accounts produced by the Olive Group for the financial quarter ending 31 December 2014 consistently applied, but including and/or excluding the items specified as “Included Items” and “Excluded Items” respectively in Annex B;

“Olive Working Capital Adjustment” means an amount equal to the Olive Working Capital Target minus the Olive Working Capital (Actual), subject to a minimum of zero;

“Olive Working Capital (Actual)” means the Working Capital of the Olive Group at the Testing Date;

“Olive Working Capital Target” means 50% of the Averaged Working Capital for the Olive Group;

“Orange ADRs” means American depository receipts, each representing an interest in one Orange Ordinary Share;

“Orange Bottling Agreements” means the bottling agreements to be entered into between one or more Orange Group Companies and an Affiliate of Red and all documentation (including pricing protocols and side letters thereto) ancillary thereto, such to be on the terms set forth in Annex K and otherwise on terms agreed between the Principal Parties;

“Orange Group” means Orange and its Subsidiaries (including, at and from Completion, the Transferred or Merged Entities, White being replaced by Surviving White) together, each being individually an “Orange Group Company”;

“Orange MAE Breach” means an MAE Breach in respect of the Orange Group;

“Orange Ordinary Shares” has the meaning specified in Schedule 7;

“Orange Pro Forma Financial Statements” has the meaning specified in clause 6.10(a)(i);

“Orange Shares” means the Orange Ordinary Shares to be issued to the Non-Merger Contributing Parties and the stockholders in White in accordance with the terms hereof and of the relevant Transaction Documents, credited as fully paid;

“Orange Stock” means one (1) validly issued, fully paid, non-assessable Orange Ordinary Share; provided that if the parties reach the agreement specified in clause 5.15 then it shall mean one (1) Orange ADR, each representing an interest in one Orange Ordinary Share;

“Orange Warranties” has the meaning specified in clause 10.1(d);

“Ordinary Course” means the ordinary course of business of the relevant Transferred Business and relevant Transferred or Merged Entity (consistent with past business and practices, from, in the case of Olive, the completion of, and excluding actions in respect of, the restructuring and integration of the businesses consolidated into Olive in the summer of 2013) as a going concern and in accordance with Applicable Law;

“Owned Real Property” means, in respect of a Transferred Business or a Transferred or Merged Entity (deemed to be the Black Business and a Black Group Company in respect of usage in Schedule 4, the White Business and a White Group Company in respect of usage in Schedule 5, and the Olive Business and an Olive Group Company in respect of usage in Schedule 6), all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto owned by that Transferred or Merged Entity or primarily used or primarily held for use in connection with the relevant Transferred Business (excluding, for the avoidance of doubt, Leased Real Property and HBR Real Property);

“Parties” has the meaning specified in the preamble;

“Passporting Request” has the meaning specified in clause 6.3(f);

“Permitted Encumbrances” means (i) Encumbrances imposed by Applicable Law such as mechanics’, carriers’, workmen’s, repairmen’s, contractors, warehousemen, carriers or similar liens arising or incurred in the ordinary course of business with respect to liabilities that are not yet due; (ii) Encumbrances for Taxes, assessments and other governmental charges which are not due and payable or that are being contested in good faith by appropriate proceeding, in either case, and for which adequate reserves have been made in the relevant financial statements in accordance with the relevant accounting principles, consistently applied; (iii) Encumbrances to secure the payment of all or any part of the price of acquisition, construction or improvement of property by the relevant Transferred or Merged Entities, or to secure any secured debt incurred by the relevant Transferred or Merged Entities, for the purpose of financing all or any part of the purchase price thereof or construction of improvements thereon and (iv) any Encumbrances (other than a Encumbrances to secure borrowed money) that do not (A) materially interfere with the use or ownership of the property to which they relate in the operation of the relevant Transferred Business as operated on the date hereof or (B) detract materially from the value of such assets;

“Permits” has the meaning specified in Schedule 4;

“Person” means an individual, partnership, limited liability company, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, governmental entity or any entity with legal capacity recognised by any Applicable Law;

“Principal Parties” means Red, Olive (until Olive HoldCo assumes the obligations of Olive hereunder pursuant to clause 18.3(b)), Olive HoldCo (upon and from assuming the obligations of Olive hereunder pursuant to clause 18.3(b)) and White;

“Proceedings” means any actions, suits, litigation, proceedings, prosecutions, audits, demands, claims, enforcement, hearings or investigations, prosecutions, arbitrations or other alternative dispute resolution proceeding or investigation;

“Prospectus Directive” has the meaning specified in clause 6.3(d);

“Real Property” means, in respect of a Transferred Business or a Transferred or Merged Entity (deemed to be the Black Business and a Black Group Company in respect of usage in Schedule 4, the White Business and a White Group Company in respect of usage in Schedule 5, and the Olive Business and an Olive Group Company in respect of usage in Schedule 6), all Leased Real Property, Owned Real Property and HBR Real Property in respect of such Transferred Business;

“Real Property Leases” means, in respect of a Transferred Business or a Transferred or Merged Entity (deemed to be the Black Business and a Black Group Company in respect of usage in Schedule 4, the White Business and a White Group Company in respect of usage in Schedule 5, and the Olive Business and an Olive Group Company in respect of usage in Schedule 6), all leases, subleases, licences, sublicences, concessions and other Contracts in respect of such Transferred Business or Transferred or Merged Entity pursuant to which any of the relevant Transferred or Merged Entities holds, uses or occupies, or has the right to hold, use or occupy its Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any of the relevant Transferred or Merged Entities thereunder;

“Red Consideration Shares” means the Orange Shares to be issued to Red (or their designee) in consideration for the Black Contribution, the number of which is to be calculated in accordance with Schedule 1;

“Red MAE Breach” means an MAE Breach in respect of Red or the Black Group;

“Red Tax Advisor” means Skadden, Arps, Slate, Meagher & Flom LLP or other nationally recognized United States federal Tax advisor to Red;

“Red Tax Opinion” has the meaning specified in clause 3.2(e);

“Red Claim” has the meaning specified in Schedule 8

“Red Warranties” has the meaning specified in clause 10.1(a);

“Registration Rights Agreement” means the registration rights agreement to be entered into between Orange, Red and Olive HoldCo in the form attached hereto as Annex L (or as amended or modified by agreement of the Principal Parties);

“Registration Statement” has the meaning specified in clause 6.1(a);

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal or leaching into the environment (including ambient air, indoor air, surface water, groundwater and surface or subsurface strata) of any Hazardous Materials;

“Representatives” means, in respect of a Person, that Person’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants and other advisors, agents or representatives;

“Restricted Party” means a person that is:

(a) listed on, or owned or controlled (directly or indirectly) by a person listed on, a Sanctions List;

(b) located in or organised under the laws of any country or territory as may, from time to time, be the target of comprehensive country- or territory-wide Sanctions (which, at the date of this Agreement, are Cuba, Iran, North Korea, Sudan, Syria and the territory of Crimea);

(c) acting at the direction, on behalf of, or for the benefit of a person referred to in subparagraphs (a) or (b) above; or

(d) otherwise the target of Sanctions;

“Reverse Transitional Services Agreements” has the meaning specified in clause 14.3;

“Review Authorities” means the SEC, NYSE, UKLA, AFM and CNMV, together with any other competent authorities in respect of the NYSE Listing, the Spanish Listing, the London Listing or the Amsterdam Listing, or the registration of Orange and/or the Orange Shares and/or the Application and Disclosure Documents in connection therewith or under Applicable Law;

“Sanctions” means any law or regulations concerning trade, economic or financial sanctions or embargoes (in each case having the force of law) administered, enacted or enforced by the United Nations Security Council, the Office of Foreign Assets Control of the US Department of the Treasury, the European Union, or any Member State of the European Union;

“Sanctions List” means the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control of the US Department of the Treasury, the Consolidated List of Persons, Groups and Entities subject to EU Financial Sanctions maintained by the European Union, or any similar list maintained and made publically available by the United Nations Security Council or the governments and official institutions or agencies of any Member State of the European Union, in each case as amended and updated from time to time;

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Shareholders Agreement” means the agreement to be entered into at Completion between Orange, Red and Olive HoldCo as regards their relationship with one another and as regards their shareholdings in, and their governance rights in respect of, Orange, in the form attached hereto as Annex M (or as amended or modified by agreement of the Principal Parties);

“Solvent” means, when used with respect to any Person, as of any date of determination, that: (a) such Person is not insolvent nor subject to any insolvency, reorganisation or dissolution procedure under any Applicable Law; (b) such Person and its Subsidiaries shall not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged following such date; and (c) such Person and its Subsidiaries shall be able to pay its liabilities, including contingent and other liabilities, as they mature;

“Spanish Listing” has the meaning specified in clause 2.1(d);

“Spanish SIBE” means the Spanish Stock Exchange Interconnection System, which is the technical trading platform of the Spanish Stock Exchanges, managed by Sociedad de Bolsas, S.A.;

“Spanish Stock Exchanges” means jointly the Madrid Stock Exchange and the Barcelona Stock Exchange, together with the Bolsa de Bilbao and the Bolsa de Valencia;

“Spanish Summary” has the meaning specified in clause 6.3(e);

“Standalone Business Plan” means (in respect of the Transferred or Merged Entities of a Principal Party) the business plan of such Transferred or Merged Entities included in the Data Room;

“Step Plan” means the step plan attached hereto as Annex N, as such may be modified or updated by mutual agreement between the Principal Parties from time to time;

“Subsidiary” means, in respect of a Person, each other Person which is Controlled by that first Person;

“Surviving White” has the meaning specified in clause 2.1(c);

“Taxation” or “Tax” means all forms of taxation, duties, levies, imposts and social security charges, whether direct or indirect including corporate income tax, wage withholding tax, social security contributions and benefit payments, value added tax, customs and excise duties, dividend withholding tax, land taxes, environmental taxes and duties and any other type of taxes or duties payable by virtue of any applicable national, regional or local law or regulation; together with any interest, penalties, surcharges or fines relating to them, due, payable, levied, imposed upon or claimed to be owed in any relevant jurisdiction;

“Taxation Authority” means any Governmental Authority which seeks to impose any Taxation;

“Tax Advisors” means the Red Tax Advisor, Olive Tax Advisor and White Tax Advisor;

“Tax Opinions” has the meaning specified in clause 3.4(d);

“Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax;

“Testing Date” has the meaning specified in clause 8.3;

“Transaction Documents” means this Agreement together with the White Merger Agreement, the Black Contribution Agreement, the Olive Contribution Agreement, the Shareholders Agreement, the Registration Rights Agreement, the Orange Bottling Agreements, the Transitional Services Agreements and the Olive Framework Agreement;

“Transferred Business” means the business, operations, rights, assets and liabilities of the White Group, the Black Group and the Olive Group (being the Transferred Businesses of White, Red and Olive and Olive HoldCo respectively, and the “White Business”, “Black Business” and “Olive Business” respectively);

“Transferred Business Auditor” has the meaning specified in clause 6.10(b)(ii)(A);

“Transferred or Merged Entities” means the White Group Companies, the Black Group Companies, the Olive Group Companies (being the Transferred or Merged Entities of White, Red and Olive and Olive HoldCo respectively);

“Transitional Services Agreements” has the meaning specified in clause 14.2;

“UK Benefit Plan” means a Benefit Plan established under and governed by the laws of England and Wales to provide pension or retirement benefits (including on ill health) for employees of each White Group Company;

“UKLA” has the meaning specified in clause 6.3(d);

“US GAAP” means U.S. generally accepted accounting principles;

“Valid Claim” means a Valid Olive Claim, a Valid Red Claim or a Valid White Claim (as applicable);

“Warranties” means the warranties given by each Party pursuant to clauses 10.1, 5.6(b)(i) and 8.3;

“White Business” means the business, operations, rights, assets and liabilities of the White Group;

“White Business Intellectual Property Rights” has the meaning specified in Schedule 5;

“White Cash Consideration” means the aggregate “Cash Consideration” as defined in the White Merger Agreement;

“White Claim” has the meaning specified in Schedule 8;

“White Common Stock” means the common stock, par value US$ 1.00 per share in White issued and outstanding from time to time;

“White Constant Currency Rates” means the following exchange rates to be employed in the conversion of one currency into another: 1 Euro = 1.12 US dollars, 1 British pound sterling = 1.57 US dollars, 1 Norwegian Krone (NOK) = 0.14 US dollars, and 1 Swedish Krona (SEK) = 0.12 US dollars;

“White Director/Stockholder Undertaking” means the undertaking in favour of the Parties other than White entered into on or before the date hereof by each director of White in the form annexed hereto as Annex O;

“White Equity Award” has the meaning specified in the White Merger Agreement;

“White Group” means White and its Subsidiaries together, each being individually a “White Group Company”;

“White MAE Breach” means an MAE Breach in respect of the White Group;

“White Merger” has the meaning specified in clause 2.1(c);

“White Merger Agreement” means the merger agreement between White, US HoldCo, MergeCo and Orange dated on or around the date hereof (as annexed hereto as Annex P);

“White NFP” means an amount equal to the Indebtedness of the White Group minus the Cash/Cash Equivalents of the White Group (in each case at the Testing Date, and on the basis of the White Constant Currency Rates), plus the White Working Capital Adjustment;

“White NFP Target” means $3,900 million;

“White Preferred Stock” has the meaning specified in Schedule 5;

“White Proxy Statement” has the meaning specified in clause 6.1(b);

“White Recommendation” has the meaning specified in the White Merger Agreement;

“White Reports” has the meaning specified in Schedule 5;

“White Stockholder Appraisal Payments” means the aggregate consideration payable as a result of the exercise of any appraisal rights by White Stockholders;

“White Stockholder Approval” means the “Required White Vote” as defined in the White Merger Agreement;

“White Stockholders” means the holders of White Common Stock as at the record date for the White Stockholders Meeting;

“White Stockholders Meeting” has the meaning specified in the White Merger Agreement;

“White Stockholder Payments” means, collectively, the White Cash Consideration and the White Stockholder Appraisal Payments;

“White Tax Advisor” means such nationally recognized United States federal Tax advisor to White as White may advise the other Principal Parties;

“White Tax Opinion” has the meaning specified in clause 3.4(d);

“White Warranties” has the meaning specified in clause 10.1(b);

“White Working Capital” means, with respect to the White Group, on a consolidated basis and as of a particular date, the amount equal to the (i) current assets of the White Group less (ii) the current liabilities of the White Group, in each case as of the relevant date, on the basis of the White Constant Currency Rates, and determined in accordance with the accounting principles applicable to the quarterly accounts produced by the White Group for the financial quarter ending 31 December 2014 consistently applied, but including and/or excluding the items specified as “Included Items” and “Excluded Items” respectively in Annex B;

“White Working Capital Adjustment” means an amount equal to the White Working Capital Target minus the White Working Capital (Actual), subject to a minimum of zero;

“White Working Capital (Actual)” means the Working Capital of the White Group at the Testing Date;

“White Working Capital Target” means 50% of the Averaged Working Capital for the White Group; and

“Working Capital” means, in relation to Black, White and Olive, its working capital calculated in accordance with Annex B.

1.2	Interpretation. In this Agreement, unless otherwise specified:

(a)	references to Schedules, clauses and paragraphs are to the Schedules to and clauses of this Agreement and to paragraphs of the relevant Schedule. The Schedules form part of this Agreement. Headings are for convenience only and shall be given no substantive or interpretative effect whatsoever;

(b)	the words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, schedule and paragraph references are to the articles, sections, schedules and paragraphs of this Agreement unless otherwise specified;

(c)	references to any statute (or subordinate legislation or regulations) shall be construed as references to the same as has been, or may from time to time be, amended, modified or re-enacted, and to any subordinate legislation or regulations from time to time made thereunder (as so amended, modified or re-enacted);

(d)	references to this Agreement or to another document include a reference to this Agreement or such other document as varied, amended, modified, novated or supplemented from time to time;

(e)	references to any gender shall include all other genders and references to the singular include the plural and vice versa;

(f)	references to the words “include” and “including” are illustrative, do not limit the sense of the words preceding them and shall be deemed to include the expression “without limitation”;

(g)	the ejusdem generis principle of interpretation shall not apply;

(h)	references to “writing” or “written” include any non-transient means of representing or copying words legibly, and shall include facsimiles and electronic mail;

(i)	EUR or € is a reference to the lawful currency from time to time of the member states of the European Union that have adopted a common currency in accordance with Applicable Law. USD or $ is a reference to the lawful currency from time to time of the United States of America;

(j)	references to any English legal term or concept shall, in respect of any jurisdiction other than England and Wales, be construed as references to the nearest equivalent term or concept in such jurisdiction;

(k)	references to a document “in the agreed terms” means in the form agreed between the Parties and initialled or signed by or on behalf of each of them for the purposes of identification (or annexed hereto); and

(l)	references to times of the day are to New York times.

1.3	Contra proferentem. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Person by virtue of the authorship of any provisions of this Agreement.

2.	CONTRIBUTIONS AND MERGER

2.1	Upon the terms and subject to the conditions set forth in this Agreement and (as applicable) the Black Contribution Agreement, the Olive Contribution Agreement and the White Merger Agreement, at Completion (in the order required by the Step Plan, provided that each step shall be coordinated and shall occur on the same date):

(a)	Red shall (in accordance with the terms hereof and of the Black Contribution Agreement) procure the transfer of full legal and beneficial title to (and all Red’s right, title and interest in and to) the Black Shares to Orange, and Orange shall (in consideration therefor) issue to Red (or their designee) the Red Consideration Shares credited as fully paid, in each case free and clear of all Encumbrances save those arising under Applicable Law and the Constitutional Documents of Orange or Black (as applicable) and together with all rights attached or accruing to them on and after Completion (the “Black Contribution”);

(b)	Olive HoldCo shall (in accordance with the terms hereof and of the Olive Contribution Agreement) transfer full legal and beneficial title to (and all Olive HoldCo’s right, title and interest in and to) the Olive Sale Shares to Orange, and Orange shall (in consideration therefor) issue to Olive HoldCo the Olive Consideration Shares credited as fully paid, in each case free and clear of all Encumbrances save those arising under Applicable Law and the Constitutional Documents of Olive (provided that appropriate steps shall have been taken to secure that no pre-emption right or right of first refusal will apply to the Olive Contribution) or Orange (as applicable) and together with all rights attached or accruing to them on and after Completion (the “Olive Contribution”);

(c)	under the terms of the White Merger Agreement:

(i)	White shall be merged with and into MergeCo in accordance with the DGCL and the DLLCA and the terms of the White Merger Agreement, whereupon the separate existence of White shall cease, and MergeCo shall continue in existence under its current name as the surviving company (as “Surviving White”) and shall succeed to and assume all the rights and obligations of MergeCo and White in accordance with Section 264 of the DGCL and Sections 18-209 of the DLLCA (the “White Merger”); and

(ii)	the White Merger shall have the effect on the White Common Stock, the White Equity Awards and limited liability company interests of MergeCo specified in the White Merger Agreement,

(the White Merger, together with the Black Contribution and the Olive Contribution and the issuance of Orange Shares and payment of the White Stockholder Payments in consideration therefor, the “Combination Transactions”);

(d)	Orange shall procure (i) the admission to listing and trading of the Orange Shares on the Amsterdam Stock Exchange (the “Amsterdam Listing”, to be effected so far as practicable such that the Orange Shares shall, assuming suitable trading volumes (velocity), be eligible for inclusion in the AEX-Index©), (ii) (to the extent practicable and subject to the proviso to clause 6.3) the admission to listing and trading of the Orange Shares on the Spanish Stock Exchanges (the “Spanish Listing”), (iii) the admission to trading of the Orange Ordinary Securities on the regulated market of NYSE Euronext London (the “London Listing”); and (iv) the registration with the SEC of the Orange Stock and the listing of such Orange Stock on the NYSE, subject to official notice of issuance (the “NYSE Listing”, together, the “Listings”); and

(e)	the Parties shall take the further steps, and deliver the further documents and assets, expressed in this Agreement to be taken or delivered on Completion (including as set forth in Schedule 2).

2.2	Without prejudice to the sequencing described above, no Party shall be obliged to complete a Combination Transaction unless each other Combination Transaction (except the payment of White Stockholder Appraisal Payments) is completed substantially simultaneously.

3.	CONDITIONS

3.1	Mutual conditions. The obligation of each Party to complete the Combination Transactions pursuant to this Agreement and the applicable Transaction Documents (except the Olive Framework Agreement) is conditional on each of the following conditions having been fulfilled (or waived in accordance with this Agreement by all the Principal Parties):

(a)	each of the Competition Approvals having been obtained and remaining in effect without any Burdensome Condition (Orange) being imposed by any Governmental Authority, save where such Burdensome Condition (Orange) is substantially equivalent to an obligation which already applies to the relevant Transferred Businesses;

(b)	cash in an amount no less than the White Cash Consideration being available to Orange for payment to the White Stockholders in accordance with the White Merger Agreement, whether by obtaining Financing or otherwise as reasonably satisfactory to the Principal Parties, at or immediately prior to Completion;

(c)	the White Stockholder Approval having been obtained;

(d)	the UKLA having approved the EU Prospectus and the EU Prospectus having being published in accordance with the Prospectus Directive as implemented in the United Kingdom;

(e)	the EU Prospectus, having been approved by the UKLA, having been notified to the AFM in accordance with Article 18 of the Prospectus Directive as implemented in the United Kingdom and the Netherlands, and all necessary approvals and certifications from the UKLA (including the Certificate of Approval in relation to the EU Prospectus), the competent authorities of the Netherlands having been obtained in connection therewith;

(f)	the Orange Shares having been approved for admission to:

(i)	listing and trading on the Amsterdam Stock Exchange; and

(ii)	trading on NYSE Euronext London,

in each case subject to issuance;

(g)	the Registration Statement having been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the Registration Statement having been issued by the SEC (and not withdrawn), and no proceedings for that purpose having been initiated or, to the knowledge of any Party, threatened (and not withdrawn) by the SEC;

(h)	the NYSE having approved the listing of the Orange Stock, subject to official notice of issuance;

(i)	Red having executed and delivered to Orange new bottling agreements for Orange Group Companies, having an initial 10-year term with a 10 year renewal term and, except as otherwise agreed, containing other terms materially similar to those in effect at Black, Olive, White and their respective Subsidiaries; and

(j)	no Proceedings having been instituted (and not withdrawn) or threatened by any Governmental Authority that seek to, and no Governmental Authority having enacted, issued, promulgated or entered (whether proposed before, on or after the date hereof) any Applicable Law that is in effect and would (i) restrain, enjoin, prohibit or otherwise make the completion of any Combination Transactions illegal or (ii) otherwise prohibit or enjoin consummation of the transactions contemplated by this Agreement or the other Transaction Documents.

3.2	Red conditions. The obligation of Red to complete the Black Contribution pursuant to this Agreement and the Black Contribution Agreement is further conditional on the following conditions having been fulfilled (or waived by Red in accordance with this Agreement):

(a)	there being no Orange MAE Breach, Olive MAE Breach or White MAE Breach at the Completion Date (in each case except as a result of a Red MAE Breach);

(b)	the:

(i)	Olive Framework Agreement being in full force and effect and (or the Olive Framework Agreement having been discharged in accordance with its terms because of) the transactions contemplated by the Olive Framework Agreement having been fully consummated in accordance with the terms of the Olive Framework Agreement (and accordingly no less than 95.6% of the Olive Shares having been transferred to Olive HoldCo and thereby exchanged for shares in Olive HoldCo, in each case under the terms of the Olive Framework Agreement);

(ii)	Olive Shareholder Approvals having been obtained;

(iii)	Olive HoldCo having adhered to this Agreement in accordance with clause 18.3; and

(iv)	Olive Contribution Agreement having been executed by Olive HoldCo;

(c)	no Olive HoldCo Change of Control, and no breach of the Cobega Side Letter, having occurred;

(d)	each of the Competition Approvals having been obtained and remaining in effect without any Burdensome Condition (Red) being imposed by any Governmental Authority, save where such Burdensome Condition (Red) is substantially equivalent to an obligation which already applies to the relevant Red Seller; and

(e)	Red having received an opinion from the Red Tax Advisor (the “Red Tax Opinion”), on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Completion Date, to the effect that:

(i)	Orange should not be treated as a United States domestic corporation for United States federal income tax purposes; and

(ii)	Orange should not be treated as a “surrogate foreign corporation” (or any successor term thereto) within the meaning of Section 7874(a)(2)(B) of the Code or otherwise be subject to any other analogous or more onerous Applicable Law not in effect on the date hereof addressing considerations similar to those addressed by Section 7874 of the Code as formulated as of the date hereof, in the case of each of (i) and (ii) assuming Completion occurs as contemplated hereby and taking into account the effect of any bill that would implement a change in Applicable Law (whether or not yet effective) that has been passed in identical (or substantially identical) form by both the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed; it being understood that, in rendering the Red Tax Opinion, the Red Tax Advisor shall be entitled to receive and rely upon representations of officers of Red, Black, Olive, Olive HoldCo, White, Orange, US HoldCo and MergeCo as to such matters as the Red Tax Advisor may reasonably request.

3.3	Olive conditions. The obligation of Olive and Olive HoldCo to complete the Olive Contribution pursuant to this Agreement and the Olive Contribution Agreement is further conditional on the following conditions having been fulfilled (or waived by Olive or Olive HoldCo in accordance with this Agreement):

(a)	there being no Orange MAE Breach, Red MAE Breach or White MAE Breach at the Completion Date (in each case except as a result of an Olive MAE Breach);

(b)	each of the Competition Approvals having been obtained and remaining in effect without any Burdensome Condition (Olive) being imposed by any Governmental Authority, save where such Burdensome Condition (Olive) is substantially equivalent to an obligation which already applies to Olive; and

(c)	Olive Holdco having received an opinion from the Olive Tax Advisor (the “Olive Tax Opinion”), on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Completion Date, to the effect that:

(i)	Orange should not be treated as a United States domestic corporation for United States federal income tax purposes; and

(ii)

Orange should not be treated as a “surrogate foreign corporation” (or any successor term thereto) within the meaning of Section 7874(a)(2)(B) of the Code or otherwise be subject to any other analogous or more onerous Applicable Law not in effect on the date hereof addressing considerations similar to those addressed by Section 7874 of the Code as formulated as of the date hereof,

in the case of each of (i) and (ii) assuming Completion occurs as contemplated hereby and taking into account the effect of any bill that would implement a change in Applicable Law (whether or not yet effective) that has been passed in identical (or substantially identical) form by both the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed; it being understood that, in rendering the Olive Tax Opinion, the Olive Tax Advisor shall be entitled to receive and rely upon representations of officers of Red, Black, Olive, Olive HoldCo, White, Orange, US HoldCo and MergeCo as to such matters as the Olive Tax Advisor may reasonably request.

3.4	White conditions. The obligation of White to complete the White Merger pursuant to this Agreement and the White Merger Agreement is further conditional on the following conditions having been fulfilled (or waived by White in accordance with this Agreement):

(a)	there being no Orange MAE Breach, Red MAE Breach or Olive MAE Breach at the Completion Date (in each case except as a result of a White MAE Breach);

(b)	the:

(i)	Olive Framework Agreement being in full force and effect and (or the Olive Framework Agreement having been discharged in accordance with its terms because of) the transactions contemplated by the Olive Framework Agreement having been fully consummated in accordance with the terms of the Olive Framework Agreement (and accordingly no less than 95.6% of the Olive Shares having been transferred to Olive HoldCo and thereby exchanged for shares in Olive HoldCo, in each case under the terms of the Olive Framework Agreement);

(ii)	Olive Shareholder Approvals having been obtained;

(iii)	Olive HoldCo having adhered to this Agreement in accordance with clause 18.3; and

(iv)	Olive Contribution Agreement having been executed by Olive HoldCo;

(c)	no Olive HoldCo Change of Control, and no breach of the Cobega Side Letter, having occurred; and

(d)	White having received an opinion from the White Tax Advisor (the “White Tax Opinion” and, together with the Olive Tax Opinion and the Red Tax Opinion, the “Tax Opinions”), on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Completion Date, to the effect that:

(i)	Orange should not be treated as a United States domestic corporation for United States federal income tax purposes; and

(ii)	Orange should not be treated as a “surrogate foreign corporation” (or any successor term thereto) within the meaning of Section 7874(a)(2)(B) of the Code or otherwise be subject to any other analogous or more onerous Applicable Law not in effect on the date hereof addressing considerations similar to those addressed by Section 7874 of the Code as formulated as of the date hereof, in the case of each of (i) and (ii) assuming Completion occurs as contemplated hereby and taking into account the effect of any bill that would implement a change in Applicable Law (whether or not yet effective) that has been passed in identical (or substantially identical) form by both the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed; it being understood that, in rendering the White Tax Opinion, the White Tax Advisor shall be entitled to receive and rely upon representations of officers of Red, Black, Olive, Olive HoldCo, White, Orange, US HoldCo and MergeCo as to such matters as the White Tax Advisor may reasonably request.

4.	WAIVER OF CONDITIONS

4.1	Waiver. The Principal Parties may by agreement between all of them jointly waive in whole or in part any of the Conditions in clause 3.1. The following Parties may at any time unilaterally waive in whole or in part the Conditions set out against their names by notice to the other Parties (provided that, for the avoidance of doubt, no such waiver by that Party shall affect any other Condition or any other Party’s rights in respect of that or any other Condition):

(a)	Red: the Conditions in clause 3.2;

(b)	Olive or Olive HoldCo: the Conditions in clause 3.3; and

(c)	White: the Conditions in clause 3.4.

5.	GENERAL COVENANTS IN SUPPORT OF THE CONDITIONS AND INTENDED PRE-COMPLETION ACTIONS

5.1	General obligations in respect of Conditions: Subject to clauses 5.4, 5.5, 5.6, 5.7, 5.12 and 6:

(a)	Orange obligations. Orange shall use all reasonable endeavours (and each Principal Party shall use its reasonable endeavours to cooperate with Orange in so doing) to fulfil or procure the fulfilment of the Conditions in clauses 3.1(a), 3.1(b), 3.1(d), 3.1(e), 3.1(f), 3.1(g), 3.1(h), 3.1(i) and 3.1(j) (save in relation to any binding law or statute, or unappealable judgment or order); clauses 3.2(a), 3.3(a) and 3.4(a) in relation to the Orange Group; and clauses 3.2(d) and 3.3(b) either (as applicable) as soon as reasonably possible and in any event prior to the Long Stop Date or at all times until the Long Stop Date.

(b)	Red obligations. Red shall use all reasonable endeavours to fulfil or procure the fulfilment of the Conditions in clauses 3.1(a), 3.1(b), 3.1(d), 3.1(e), 3.1(f), 3.1(g), 3.1(h), 3.1(i) and 3.1(j) (save in relation to any binding law or statute, or unappealable judgment or order); clause 3.2(d) in relation to itself and the Black Group; and clauses 3.2(a), 3.3(a) and 3.4(a) in relation to itself and the Black Group, either (as applicable) as soon as reasonably possible and in any event prior to the Long Stop Date or at all times until the Long Stop Date.

(c)	White obligations. White shall use all reasonable endeavours to fulfil or procure the fulfilment of the Conditions in clauses 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.1(e), 3.1(f), 3.1(g), 3.1(h), 3.1(i) and 3.1(j) (save in relation to any binding law or statute, or unappealable judgment or order); clauses 3.2(a) (in relation to the White Group) and 3.2(d); clause 3.3(a) (in relation to the White Group); and clause 3.4(a) (in relation to the White Group), either (as applicable) as soon as reasonably possible and in any event prior to the Long Stop Date or at all times until the Long Stop Date.

(d)	Olive and Olive HoldCo obligations. Olive and Olive HoldCo shall use all reasonable endeavours to fulfil or procure the fulfilment of the Conditions in clauses 3.1(a), 3.1(b), 3.1(d), 3.1(e), 3.1(f), 3.1(g), 3.1(h), 3.1(i) and 3.1(j) (save in relation to any binding law or statute, or unappealable judgment or order); and clauses 3.2, 3.3 and 3.4 (in the case of sub-clause (a) of each of the same, as such relates to themselves or the Olive Group, and except for sub-clauses 3.2(e) and 3.4(d)), either (as applicable) as soon as reasonably possible and in any event prior to the Long Stop Date or at all times until the Long Stop Date.

5.2	[deliberately left blank]

5.3	Notifications. If, at any time, a Party becomes aware:

(a)	that a Condition in respect of which it is obliged to take steps pursuant to Clause 5.1 has been satisfied; or

(b)	of an occurrence, fact or circumstance that is reasonably likely to prevent any Condition from being satisfied by the time set out in clause 13.1,

it shall promptly provide written notice of this to the other Parties (unless another Party has already given such notice).

5.4	Step plan. The Parties shall use their commercially reasonable efforts to cause the pre-Completion steps described in the Step Plan to have been undertaken in the manner described in the Step Plan prior to Completion and the Completion steps described in the Step Plan to have been undertaken in the manner described in the Step Plan at Completion.

5.5	Olive steps. Without prejudice to the undertakings of Olive and the other parties thereto in the Olive Framework Agreement, and the terms of the Olive Shareholder Undertaking:

(a)	Conditions to Olive Framework Agreement. Olive and Olive HoldCo shall use all reasonable endeavours to procure the satisfaction of all conditions precedent described in the Olive Framework Agreement (whether to the “Iberian Reorganisation” or as “Spark Conditions” thereunder) as soon as practicable following the date hereof (and in any case before the Long Stop Date), and shall notify the other Parties promptly upon such satisfaction.

(b)	Olive Shareholder Approvals. Olive, Olive HoldCo and the boards of directors of Olive and Olive HoldCo (as applicable) shall use all reasonable endeavours to procure the Olive Shareholder Approvals and the entry by all Olive Shareholders into the Olive Framework Agreement and Olive HoldCo Shareholders Agreement as soon as reasonably practicable after the date hereof, and in connection therewith shall:

(i)	keep the other Principal Parties promptly updated on the progress of the approval and adherence process;

(ii)	procure that no materials in respect of the Combination Transactions, the Listings or Orange are circulated to the shareholders in Olive or Olive HoldCo without the prior review, comment and approval of the other Principal Parties (such not to be unreasonably withheld, conditioned or delayed), except the pre-agreed shareholder communication (and enclosed materials) attached as Annex R;

(iii)

(A)	cause the Olive Board Recommendation to be included in any materials in respect of the Combination Transactions, the Listings or the Orange Group which are circulated to the Olive Shareholders; and

(B)	not withdraw, modify or qualify, or publicly propose to withdraw, modify or qualify, the Olive Board Recommendation in any manner adverse to the other Parties or approve, recommend or propose publicly to approve or recommend an Acquisition Proposal, in each case (without prejudice to clause 11 or the obligation to put to the Olive Shareholders the resolution in respect of which the Olive Shareholder Approval is requested) except where the fiduciary duties of the directors of Olive under Applicable Law otherwise require; and

(iv)	comply with Applicable Law in respect of the Olive Shareholder Approvals (including the convening, conduct, and counting of votes at any meetings of the Olive Shareholders or shareholders in Olive HoldCo).

(c)	Olive Carve-Out. Olive and Olive HoldCo shall procure that the Olive Carve-Out occurs as soon as reasonably practicable and in any event prior to Completion, and in connection therewith shall:

(i)	procure that such Olive Carve-Out is carried out in accordance with the Olive Carve-Out Terms in relation to each step in the Olive Carve-Out;

(ii)	keep the other Principal Parties promptly updated on the progress of the Olive Carve-Out;

(iii)	provide to the other Principal Parties promptly upon the same becoming available:

(A)	the executed documentation implementing each step in the Olive Carve-Out; and

(B)	evidence of the completion of each such step in accordance with the Olive Carve-Out Terms.

(d)	Iceland SPA:

(i)	Olive and Olive HoldCo shall use all reasonable endeavours to negotiate and agree with Cobega, S.A., and Solinbar, S.L.U. a form of Iceland SPA which each other Principal Party confirms is (in each such other Principal Party’s sole and absolute discretion) satisfactory to it, and in connection therewith shall:

(A)	circulate, and afford to the other Principal Parties a reasonable opportunity to comment on, drafts of the Iceland SPA;

(B)	provide to the other Principal Parties access to any due diligence materials made available (and permit representatives of the other Principal Parties to attend any diligence meetings, Q&A sessions or the like arranged) in connection with the Iceland SPA; and

(C)	promptly update the other Principal Parties as to the progress of their negotiations regarding the Iceland SPA.

(ii)	Upon the Iceland SPA being agreed with the other Principal Parties in accordance with the above, Olive shall enter into, and shall use all reasonable endeavours to procure that Cobega, S.A., and Solinbar, S.L.U. enter into, the Iceland SPA as soon as practicable after the date hereof (and Orange shall, promptly upon the Iceland SPA being entered into by Olive, procure that such Orange Group Company as the Principal Parties may agree enters into the Iceland SPA).

(iii)	Olive shall comply with the terms of the Iceland SPA, and Olive shall use all reasonable endeavours to procure:

(A)	the satisfaction of the conditions to completion thereunder (save the occurrence of Completion) as soon as practicable after the date hereof; and

(B)	that completion of the transactions contemplated by the Iceland SPA occurs as soon as practicable after Completion (with a view to procuring such completion on the Completion Date).

(iv)	Olive shall keep the other Parties promptly updated as regards the steps taken to satisfy the conditions to completion under the Iceland SPA, and promptly notify the Parties upon each such condition being satisfied.

(v)	Upon Olive HoldCo acceding to this Agreement it shall procure compliance by Olive with the terms of this clause 5.5(d).

(e)	Olive Framework Agreement. Olive shall comply, and shall use all reasonable endeavours to procure that each other party thereto complies, with the terms of the Olive Framework Agreement.

(f)	Olive HoldCo Change of Control. Olive and Olive HoldCo shall use all reasonable endeavours to procure that no Olive HoldCo Change of Control occurs prior to Completion (without prejudice to the terms of the Shareholders Agreement).

(g)	Cobega Side Letter. Olive and Olive HoldCo undertakes to procure the execution by Cobega Invest, S.L. of the Cobega Side Letter in favour of Red as soon as reasonably practicable following confirmation of the Iberian Reorganisation (as defined in the Olive Framework Agreement).

5.6	Employee Notification Processes.

(a)	Each Principal Party shall procure that each of the Employee Notification Processes required to be carried out in respect of its Transferred Business or Transferred or Merged Entities between the date of this Agreement and Completion is duly and timely carried out, and in connection therewith shall:

(i)	promptly upon becoming aware of the need for the same, notify each other Principal Party of any Employee Notification Processes required of it in respect of its Transferred Business or Transferred or Merged Entities additional to those requirements described in Annex C;

(ii)	use its reasonable endeavours, so far as reasonably practicable and permitted by Applicable Law, to coordinate with each other Principal Party regarding (and use their reasonable endeavours to align) the timing, manner, form, content and disclosure extent of its Employee Notification Processes;

(iii)	without prejudice to the above, at least one week in advance of undertaking an Employee Notification Process (save in respect of those Employee Notification Processes described in Annex C to be carried out after the execution of this Agreement but prior to the announcement of such execution, the documents for which the Principal Parties acknowledge have been shared prior to the date hereof), provide the draft documentation in respect of the same (including any correspondence, notices, talking points, website disclosure, filing or presentation) to the other Principal Parties, to enable their review and comment on the same, and shall take due regard of comments received; and

(iv)	keep the other Principal Parties promptly updated on the progress of their respective Employee Notification Processes, and promptly provide the other Principal Parties with copies of any associated correspondence sent or received, notices given or published and/or website disclosures made.

(b)	If a Principal Party was required by Applicable Law or Contract or otherwise elected to undertake an Employee Notification Process in respect of its Transferred Business or Transferred or Merged Entities prior to the date of this Agreement, that Principal Party:

(i)	warrants and confirms to each other Principal Party that (save as Disclosed) it has duly and timely carried out each Employee Notification Process that is or was required by Applicable Law or Contract; and

(ii)	shall within 5 Business Days of the date of this Agreement provide to the other Principal Parties short particulars of the timing, manner, form, content and disclosure extent of that Employee Notification Process.

(c)	Each Principal Party shall:

(i)	promptly notify the other Principal Parties of any actual or threatened material labour dispute arising in connection with the carrying out or failure to carry out (whether before or after the date hereof) any Employee Notification Processes in respect of its Transferred Business or Transferred or Merged Entities (provided that any such dispute shall be subject to clause 12.5); and

(ii)	cooperate with the other Principal Parties (so far as reasonably practicable and permitted by Applicable Law) to consider and discuss a mutually agreed strategy should any material challenges or delays occur as a result of the (or acts or omissions in respect of) Employee Notification Processes.

5.7	Financing. Each of the Principal Parties shall use all reasonable endeavours to cooperate with each other to, and to cause the Orange Group to use all reasonable endeavours to:

(a)	obtain debt financing, available for funding on Completion, on terms and in a structure reasonably acceptable to the Principal Parties and in such amount as the Principal Parties may agree, such amount to be available for drawdown by such members of the Orange Group and in such proportions as the Principal Parties may agree (the “Financing”);

(b)	enter into definitive documentation regarding such Financing reflecting such terms and otherwise in form and substance satisfactory to the Principal Parties (acting reasonably) (the “Financing Documentation”);

(c)	upon and following the Financing Documentation being entered into, satisfy on a timely basis the conditions to the funding of the Financing that are within its control;

(d)	provide the Principal Parties, upon reasonable request, with such information and documentation available to Orange as may be reasonably necessary to allow the other Principal Parties to monitor the progress of the financing activities; and

(e)	upon satisfaction or waiver of all conditions applicable to the Financing Documentation, cause the drawdown in full and funding of the Financing on or by Completion.

Such cooperation and assistance shall, in the case of Red and Olive HoldCo, exclude any obligation to provide any credit support or otherwise give any commitments in respect of the Financing (including any equity contribution to, or other contribution to the capital of, the Orange Group), but may include:

(i)	the provision of financial statements, other financial information and other data in each case in respect of the relevant Transferred or Merged Entities and Transferred Business as is customarily included in offering documents for a financing of the same nature as the Financing or is required to obtain such comfort letters (including “negative assurance” comfort letters) as are customary in respect of such a financing;

(ii)	using all reasonable endeavours to assist in obtaining customary accountants’ comfort letters (including customary “negative assurance” comfort letters) in relation to the financial statements and other financial information referred to in sub-clause (i) above, including by issuing any customary management representation letters to the relevant accountants;

(iii)	using all reasonable endeavours to procure such participation by its management as is reasonably required, on reasonable notice (and without undue disruption to its operations or business), in order to complete the Financing, including participation in presentations to prospective providers of the financing, road shows, due diligence, verification and drafting sessions and sessions with rating agencies;

(iv)	reasonable assistance with the preparation and verification of customary offering memoranda, offering circulars, private placement memoranda, bank information memoranda, rating agency presentations and other documents customarily provided in connection with a financing of the same nature as the Financing;

(v)	reasonable assistance in providing information customarily required for the listing of any securities forming part of the Financing; and

(vi)	subject to the Confidentiality Proviso and reasonably satisfactory arrangements and commitments as to confidentiality being implemented by the proposed financiers, permitting access to such due diligence materials contained within the Data Room as are reasonably required by the providers of the Financing or their legal counsel to the extent such due diligence materials are customary for a financing of the same nature as the Financing.

5.8	Competition Approvals. Clause 6 shall apply in respect of the Competition Approvals and the filings, applications and interactions with the Competition Authorities regarding the same.

5.9	Application and Disclosure Documents. Clause 6 shall apply in respect of the Application and Disclosure Documents and other filings, applications and interactions with the Review Authorities regarding the same and/or the Listings.

5.10	Orange Bottling Agreements. The Parties shall use their respective reasonable endeavours to negotiate and agree the definitive Orange Bottling Agreements prior to Completion.

5.11	Initial Business Plan and Long Range Business Plan. The Parties shall use their respective reasonable endeavours to negotiate and agree the form of initial Business Plan and initial Long Range Business Plan (as defined in the form of Shareholders Agreement annexed hereto) prior to Completion.

5.12	Tax Conditions. Subject to the terms and conditions of this Agreement, each of the Parties shall, and shall procure that their respective Transferred or Merged Entities, cooperate with one another and use their respective commercially reasonable efforts to take such actions as are reasonably necessary to permit the Tax Advisors to deliver the Tax Opinions, but:

(a)	only to the extent such cooperation and use of commercially reasonable efforts is reasonably necessary to permit the Tax Advisors to deliver the Tax Opinions;

(b)	such shall not include a reduction of the Cash Consideration (as defined in White Merger Agreement); and

(c)	it being understood that, in determining and agreeing what actions are commercially reasonable, the Principal Parties shall jointly consult and take into account the consequences of such actions on each of the Parties and their direct and indirect shareholders, it being further understood that any costs incurred in connection with undertaking any action pursuant to this clause 5.12 shall be subject to clause 15.

5.13	Distributable reserves. The Parties shall adopt such resolutions, make such applications and filings to the courts and other Governmental Authorities and use their reasonable efforts to take (and procure the taking by their shareholders and/or other third parties of) such other actions as may be necessary to enable the creation of distributable reserves for Orange at or as soon as practicable following Completion (including by means of a capital reduction process pursuant to Chapter 10 of Part 17 of the Companies Act 2006).

5.14	Preparation for Orange governance post-Completion. In anticipation of, and prior to, Completion:

(a)	White shall nominate seven (7) of its current directors to serve as Initial INEDs (as defined in the Shareholders Agreement);

(b)	Red shall nominate two persons to serve as Red Nominated Directors on the initial Board (in each case as defined in the Shareholders Agreement);

(c)	Olive HoldCo shall nominate five persons to serve as Olive HoldCo Nominated Directors on the initial Board (in each case as defined in the Shareholders Agreement);

(d)

the Principal Parties shall, as soon as practicable after the date hereof, form an ad hoc committee which shall be composed of a majority of independent directors of the White Board, a representative of Red and a representative of Olive. Such ad hoc committee shall use its reasonable endeavours to select, by a majority vote (with the support of such executive headhunting firm as they may elect to engage): (i) two further Initial INEDs, taking into account the criteria set forth in the form of nominations committee terms of reference annexed to (and as defined in) the Shareholders Agreement; and (ii) an Initial INED to serve as the initial Senior Independent Director;

(e)	each Principal Party shall, to the extent a shareholder in Orange, adopt such resolutions (and use their reasonable endeavours to take such other steps, including filings with Companies House) as may be necessary to procure the adoption of the New Orange Articles effective at Completion;

(f)	the Principal Parties undertake to use all reasonable endeavours to work together in good faith to agree the Chart of Authority (as defined in the Shareholders Agreement) and the Principal Parties agree to use the form of the chart of authority in use by White as at the date of this Agreement as the basis for agreeing the Chart of Authority; and

(g)	the Principal Parties undertake to use all reasonable endeavours to work together in good faith to agree the Terms of Reference for each of the Audit Committee, Remuneration Committee and the Corporate Social Responsibility Committee (each term as defined in the Shareholders Agreement) and the Principal Parties agree to have regard to the current charters of the relevant committees of White and the market practice of companies with a premium listing in the UK which are compliant with the Corporate Governance Code (as defined in the Shareholders Agreement), and the Parties agree that John F Brock shall be the initial Chief Executive Officer of Orange, that Manik Jhangiani shall be the initial Chief Financial Officer, and that Damian Gammell shall be the initial Chief Operating Officer (reporting to the Chief Executive Officer) of Orange.

5.15	Orange Stock. The Parties shall use reasonable best efforts to pursue a listing of Orange Ordinary Shares on both the Amsterdam Stock Exchange and the NYSE. If the Principal Parties, acting reasonably, agree that the listing of Orange Ordinary Shares on both the Amsterdam Stock Exchange and NYSE (assuming no other listing) (i) makes it impossible to create a cross border trading market of fungible equity, or (ii) requires an initial cost payable by Orange of in excess of $10.0 million (not including counsel fees of the Parties) more than the cost to set up a level 3 sponsored ADR or (iii) requires an ongoing annual cost payable by Orange of in excess of $5.0 million more than the cost to maintain a level 3 sponsored ADR (including, if transfers between clearing agencies (or their respective nominees or agents) between jurisdictions and trading platforms will be subject to stamp duty or stamp duty reserve tax that would be payable by Orange (by Applicable Law or by contract) the amount of such stamp duty or stamp duty reserve tax that is reasonably expected to be incurred by Orange on an annual basis), then the Parties shall have no obligation to continue pursuing a listing of Orange Ordinary Shares on the NYSE and will instead pursue an alternative that the Principal Parties reasonably agree is best suited for the investors of Orange as of Completion.

6.	COMPETITION APPROVALS, WHITE PROXY STATEMENT AND LISTINGS

6.1	White Proxy Statement and Registration Statements.

(a)	Orange shall use all reasonable endeavours, in coordination and cooperation with each other Party (each which other Party shall use all reasonable endeavours to support Orange), to, as promptly as reasonably practicable following the date hereof, prepare and file with the SEC a registration statement on Form F-4 with respect to the registration and issuance of Orange Stock, which shall include the White Proxy Statement (such Registration Statement, and any amendments or supplements thereto, the “Registration Statement”).

(b)

White shall use all reasonable endeavours, in coordination and cooperation with each other Party (each which other Party shall use all reasonable endeavours to support White), to, as promptly as reasonably practicable following the date hereof, prepare and file with the SEC a proxy statement/prospectus relating to the matters to be submitted to the White Stockholders at the White

Stockholders Meeting and the issuance of the Orange Stock (such proxy statement/prospectus, and any amendments or supplements thereto, the “White Proxy Statement”).

(c)	Orange (in the case of the Registration Statement) and White (in the case of the White Proxy Statement) shall use all reasonable endeavours, in coordination and cooperation with each other Party (each which other Party shall use all reasonable endeavours to support them in doing so), to:

(i)	cause:

(A)	the White Proxy Statement and the Registration Statement to be cleared by the SEC;

(B)	the Registration Statement to become effective under the Securities Act; and

(C)	the Registration Statement to be kept effective as long as is necessary to consummate the Combination Transactions; and

(ii)	ensure that each of the White Proxy Statement and the Registration Statement complies in all material respects with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act, as the case may be, and (to the extent applicable) with the Sarbanes-Oxley Act.

(d)	White shall:

(i)	use all reasonable endeavours to procure that the White Proxy Statement is mailed to the White Stockholders as promptly as practicable after the Registration Statement becomes effective; and

(ii)	comply with its obligations under Section 5.1 of the White Merger Agreement.

6.2	Other US filings. Each Party shall make all filings and take such other actions required to made or taken by it under Applicable Law (and shall use all reasonable endeavours to support the other Parties in connection therewith) or to achieve the clearance or effectiveness of the White Proxy Statement and the Registration Statement or otherwise with respect to the Combination Transactions under the Securities Act, the Exchange Act, applicable state “blue sky” laws, and the rules and regulations thereunder.

6.3	Listings. Orange shall use all reasonable endeavours, in coordination and cooperation with each other Party (each which Party shall use all reasonable endeavours to support Orange), to, as promptly as reasonably practicable following the date hereof:

(a)	prepare and file with the NYSE a listing application (the “NYSE Listing Application”) for the listing of the Orange Stock to be issued in respect of the Combination Transactions on the NYSE;

(b)	prepare and file an application for the Orange Shares to be admitted to trading and (in the case of the Amsterdam Stock Exchange and the Spanish Stock Exchanges) listed on:

(i)	the Amsterdam Stock Exchange (the “Amsterdam Listing Application”);

(ii)	the Spanish Stock Exchanges; and

(iii)	NYSE Euronext London,

in each case together with such supporting documentation as may be Disclosure Required;

(c)	file or cause to be filed (including, in respect of the Spanish Listing, by the foreign custodian, liaison entity and paying agent (entidad custodia extranjera, de enlace y agente de pagos)) such documentation (including legal opinions) as may be required to render the Orange Shares eligible for clearing and settlement in the relevant settlement systems, including the book-entry registry managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) and its participant entities;

(d)	prepare and file with the UK Financial Conduct Authority, acting as the United Kingdom Listing Authority (the “UKLA”), a prospectus complying with European Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading (as amended from time to time, the “Prospectus Directive”) as implemented in the United Kingdom (the “EU Prospectus”) and publish such EU Prospectus in accordance with the Prospectus Directive as implemented in the United Kingdom;

(e)	and by the relevant deadline under Applicable Law (including the Prospectus Directive as implemented in the United Kingdom), prepare and file with the UKLA any supplement to the EU Prospectus or (after filing of the same) the Spanish Summary as and when required under the Prospectus Directive as implemented in the United Kingdom (or, in respect of a Spanish translation of the summary section of the EU Prospectus (the “Spanish Summary”), in Spain) and publish any such supplement in accordance therewith (each such supplement, an “EU Supplement”);

(f)	prepare and file with the UKLA a notification request letter regarding the notification of the EU Prospectus in accordance with Article 18 of the Prospectus Directive as implemented in the United Kingdom, Spain and the Netherlands to the competent authority in each of Spain and the Netherlands, in the form (and enclosing the supporting documents, including the Spanish Summary unless the requirement to file the Spanish Summary has been waived by the CNMV) in accordance with Article 19 of the Prospectus Directive as implemented in the United Kingdom and (in respect of the Spanish Summary) Spain (the “Passporting Request”);

(g)	promptly after approval of any EU Supplement, file with the UKLA a notification request letter regarding the notification of such EU Supplement in accordance with Article 18 of the Prospectus Directive as implemented in the United Kingdom, Spain and the Netherlands to the competent authority in each of Spain and the Netherlands, in the form (and enclosing the supporting documents, including any Spanish translation of any amended summary section of the EU Prospectus, as supplemented, unless the requirement to file the Spanish translation has been waived by the CNMV) in accordance with Article 19 of the Prospectus Directive as implemented in the United Kingdom and (in respect of the Spanish language summary) Spain;

(h)	(and with the intention to accomplish the same promptly after the above notification request being filed) provide or procure the provision to the competent authorities of the UK, Spain and the Netherlands, and procure that the competent authorities of the UK, Spain and the Netherlands shall have confirmed receipt of, all documents as may be required by them, in the form that they require, and the taking of all actions as may be required by them, in each case for the purpose of effecting the Spanish Listing, the London Listing and the Amsterdam Listing, respectively; and

(i)	procure that each of the NYSE Listing, the Spanish Listing, the London Listing and the Amsterdam Listing are approved by (and such approval is maintained to and including) and effected on the Completion Date in accordance with the relevant Listing Regulations (subject to official notice of issuance, if applicable), in each case in accordance with, and, without prejudice to the specific obligations above, at all times in procuring the Listings complying with, the Listing Regulations. Notwithstanding the foregoing, the Parties agree that they will use commercially reasonable endeavours to pursue a Spanish Listing (to the extent the Principal Parties determine such listing is practical for Orange) but are not obligated to obtain such listing.

Review and approval process amongst the Parties

6.4	Allocation of coordination roles. Without prejudice to the further cooperation obligations imposed by this Agreement, the Parties agree that:

(a)	White shall coordinate work in respect of the White Proxy Statement, the Registration Statement and the NYSE Listing and all interactions with the SEC and the NYSE in respect thereof, and accordingly White’s legal counsel shall be primary drafting counsel for the relevant documentation (including the NYSE Listing Application, the Registration Statement, any amendments or supplements to the foregoing and all other relevant documents and filings);

(b)	Olive shall coordinate work in respect of effecting the Amsterdam Listing, the Spanish Listing and the London Listing, and accordingly Olive’s legal counsel shall be primary drafting counsel for the relevant documentation (including the EU Prospectus, any EU Supplements, the Passporting Request and all other relevant documents and filings); and

(c)	Red shall coordinate work in respect of the applications for Competition Approvals,

but:

(d)	such allocation of coordination and primary drafting roles shall not indicate any acceptance of responsibility or liability in connection with the matters allocated to or to be coordinated by the Principal Parties herein, the costs and expenses of which shall (save as otherwise agreed by the Principal Parties) be apportioned in accordance with clause 15; and

(e)	no Party shall act as the agent of the other Parties or shall have any power to, and none of the same shall hold itself out as being able or authorised to, contract on behalf of the other Parties.

6.5	Process. White or Orange as applicable (and Red, White or Olive, as applicable, in its primary coordination and drafting role) otherwise shall:

(a)	keep the other Parties promptly updated on the progress of its applications, filings, submissions and/or responses to:

(i)	the Review Authorities in relation to the Listings, the Application and Disclosure Documents or the White Merger, as applicable; and/or

(ii)	the Competition Authorities in relation to the applications for Competition Approvals;

(b)	provide each Principal Party with an opportunity to review and comment within a reasonable period prior to its filing on each Application and Disclosure Document and each Competition Filing and any amendment or supplement thereto, subject to the Confidentiality Proviso (where applicable); no filing of, or amendment or supplement to, an Application and Disclosure Document or a Competition Filing shall be made:

(i)	where such filing, amendment or supplement is required by Applicable Law within a specified time period, unless (A) each (other) Principal Party has consented or (B) no written objection has been received from a Principal Party by immediately prior to the expiry of such time period (provided that each (other) Principal Party shall to the fullest extent practicable be given advance notice of the filings, amendment or supplement required and afforded the opportunity to object and comment within a reasonable period), or where an objection is received within such time period and such objection has (as time allows) been addressed in such Application and Disclosure Document or Competition Filing to the reasonable satisfaction of the Principal Party which raised the objection; or

(ii)	otherwise, without the prior consent of each (other) Principal Party (which may be given by email from such Party’s legal counsel);

(c)	subject to clause 6.5(b), which shall apply in respect of each Application and Disclosure Document and each Competition Filing and any amendment or supplement thereto, provide the (other) Principal Parties with drafts of each other notification, submission, response or other communication (excluding communication of an administrative nature) which it proposes to submit to the Review Authorities or the Competition Authorities in due time to enable the (other) Principal Parties to review and comment on the same (and shall send each (other) Principal Party copies of the same as sent to the relevant Review Authority or Competition Authority), provided that any information in respect of a Party or its Affiliates may be subject to the Confidentiality Proviso;

(d)	not offer, agree to or give any commitments with or to any Review Authority or any Competition Authority regarding amendments to the structure, terms or timing of the Combination Transactions without the prior written consent of the (other) Principal Parties;

(e)	promptly inform the (other) Principal Parties if it becomes aware of anything that could result in the Listings, the clearance of the White Proxy Statement, the effectiveness of the Registration Statement or the obtaining of the Competition Approvals, being delayed or denied; and

(f)	subject to the requests of the Review Authorities or Competition Authorities (as applicable), to promptly inform the (other) Principal Parties (and/or their professional advisors) of, and to the extent practicable permit the same to attend, any meetings or conference calls with:

(i)	the Review Authorities in relation to the Listings or the White Proxy Statement or applications therefor; and

(ii)	the Competition Authorities in relation to the applications for the Competition Approvals.

6.6	Correspondence. Subject to clauses 6.5(b) and 6.5(f) which shall apply in respect of each Application and Disclosure Document and each Competition Filing and any amendment or supplement thereto, each Party which receives any written comments or correspondence or oral comments or feedback from a Review Authority with respect to an Application and Disclosure Document or from a Competition Authority with respect to a Competition Filing shall promptly provide (in the case of written comments or correspondence) copies, and in the case of oral comments or feedback a summary, of the same to the other Parties, and the Party responsible for such Application and Disclosure Document or Competition Filing (or for coordinating and drafting the same) shall consult with each (other) Principal Party and shall prepare and (subject to the approval of each (other) Principal Party to which the same is relevant or to which the same relates) send written responses to such comments or correspondence, to be copied to the other Parties upon being sent.

6.7	Notifications. Without prejudice to clauses 5.3(a) or 6.6, each Party (save in respect of notification from other Parties) will advise each other Party, promptly after it receives notice thereof, of:

(a)	the time when an Application and Disclosure Document has become effective or has been approved or published or any supplement or amendment has been filed;

(b)	the issuance of any stop order by the SEC;

(c)	the suspension of the qualification of the Orange Stock issuable in connection with the Combination Transactions for offering or sale in any jurisdiction; and/or

(d)	any:

(i)	request by a Competition Authority for amendment of a Competition Filing or comments thereon and responses thereto or requests by a Competition Authority for additional information; or

(ii)	request by a Review Authority for amendment of an Application and Disclosure Document or comments thereon and responses thereto or requests by a Review Authority for additional information.

6.8	Corrections. If, at any time prior to the Completion Date, a Party identifies any information relating to such Party or its Transferred Business or Transferred or Merged Entities, or any of its or their respective Affiliates, officers or directors, that should be set forth in an amendment or supplement to an Application and Disclosure Document or a Competition Filing:

(a)	so that such Application and Disclosure Document or Competition Filing would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and/or

(b)	required by (in the case of an Application and Disclosure Document) the Listing Regulations or (in the case of a Competition Filing) Applicable Law,

the identifying Party shall promptly notify the other Parties and Orange or White as applicable shall (subject to clause 6.5(b) above, mutatis mutandis) procure that an appropriate amendment or supplement describing such information shall be promptly filed with the relevant Review Authorities or Competition Authorities (as applicable) and White shall procure that any correction to the White Proxy Statement (or any other Application and Disclosure Document contained or referred to therein) is, to the extent required by Applicable Law, disseminated to the White Stockholders.

6.9	Information. Each Party shall:

(a)	use all reasonable endeavours to cooperate in the preparation of the Application and Disclosure Documents and the Competition Filings;

(b)	(except Orange, US HoldCo and MergeCo), on reasonable notice during normal business hours, promptly furnish all information concerning its Transferred Business and its Transferred or Merged Entities, and their respective affiliates and shareholders, and such access to the documents and management of its Transferred Business and its Transferred or Merged Entities, that is reasonably requested, necessary or appropriate in connection with the preparation, filing, approval and distribution of such Application and Disclosure Documents and/or Competition Filing (subject to the Confidentiality Proviso); and

(c)	take all due care, and make such enquiries, that a reasonable and prudent person would take or make with a view to ensuring the accuracy of the information provided by it (provided that no Party shall have any liability to any other Party in respect of this provision).

6.10	Financial information. Without prejudice to the generality of clause 6.9, each Party:

(a)	shall use all reasonable endeavours in cooperation with each other Party to procure that:

(i)	such consolidated pro forma financial statements for Orange in the form, under the accounting standards, and for the periods, as may be Disclosure Required (the “Orange Pro Forma Financial Statements”); and

(ii)	such reports, certificates, comfort letters and other comfort on the Orange Pro Forma Financial Statements (together with such publication and usage consents) as may be Disclosure Required,

are prepared by Orange or by such professional firm(s) as may be reasonably satisfactory to the Principal Parties for or on behalf of Orange; and

(iii)	such financial information regarding the Transferred Businesses and Transferred or Merged Entities, and in such form and under such accounting standards, as may be Disclosure Required is collated for inclusion in the Application and Disclosure Documents, in each case in accordance with Applicable Law, the Listing Regulations and the accounting standard(s) which are Disclosure Required;

(b)	except the Orange Group shall, in respect of the preparation of the Orange Pro Forma Financial Statements and the collation of financial information for the Application and Disclosure Documents:

(i)	as promptly as reasonably practicable after the date hereof (or, in respect of periods ending after the date hereof, as promptly as practicable after the end of the relevant period), provide to Orange (and its advisors) such financial information and financial statements regarding the Transferred Businesses and Transferred or Merged Entities, in respect of such periods, in such form, under such accounting standards, with such reconciliations (including as between accounting standards) and otherwise as may be Disclosure Required; and

(ii)	use all reasonable endeavours to procure that Orange (and each of its relevant advisors) is supplied with such audit and other reports, certificates, comfort and bringdown letters and other comfort from:

(A)	the auditors of the relevant Transferred or Merged Entities in respect of the relevant period(s) (each, a “Transferred Business Auditor”); and/or

(B)	the officers and/or directors of the relevant Transferred or Merged Entities,

as may be, and in such form and addressed to such Persons as may be, Disclosure Required, together with the written consent of such Transferred Business Auditor to the inclusion (where Disclosure Required) of such reports, certificates, comfort letters and comfort in the relevant Application and Disclosure Documents.

6.11	Interactions. Each Party shall:

(a)	not unreasonably withhold, delay or condition any consent or approval to be given under this clause 6;

(b)	act reasonably in giving comments and feedback on draft documentation;

(c)	seek to revert with such consent, approval, comments or feedback as soon as reasonably practicable; and

(d)	shall not, where it is not the coordinating party or the party responsible for the relevant filings, pro-actively interact with the Review Authorities or Competition Authorities or otherwise interfere with White, Olive or Red’s (as applicable) coordination of the relevant process.

7.	PRE-COMPLETION CONDUCT OF BUSINESS COVENANTS

7.1	Principal Party positive covenants. Between the date of this Agreement and Completion each Principal Party shall procure the performance and observance in respect of its Transferred or Merged Entities and Transferred Business of those matters listed in Part 1 of Schedule 3.

7.2	Principal Party negative covenants. Further, but without limitation, between the date of this Agreement and Completion the acts and matters listed in Part 2 of Schedule 3 shall, subject to Annex Q and clauses 7.4 and 7.5, require the prior consent in writing of the Principal Parties other than the Principal Party to whose Transferred or Merged Entities or Transferred Business such acts or matters relate except to the extent that this would be contrary to Applicable Law.

7.3	Orange covenants. Between the date of this Agreement and Completion the Parties shall procure that each Orange Group Company shall:

(a)	comply with paragraph 1 of Part 3 of Schedule 3; and

(b)	not, subject to clauses 7.4 and 7.5, take any of the actions listed in paragraph 2 of Part 3 of Schedule 3 without the prior consent in writing of each of the Principal Parties.

7.4	Exceptions.

(a)	Any matter or thing done between the date of this Agreement and Completion:

(i)	as required by any Applicable Law; and/or

(ii)	explicitly required or permitted by this Agreement (including the Step Plan, clause 8 and Annexes N and/or Q) or any of the other Transaction Documents (or the payment of costs in respect thereof) (except any part of the Olive Framework Agreement to the extent comprising an amendment made after the execution thereof not approved by Red, White and Orange), shall not be subject to the foregoing obligation or consent requirement.

(b)	Any:

(i)	decisions in respect of an offer contemplated by Section 5.2(d)(iii) of the White Merger Agreement shall not require the consent of White (and White shall not be entitled, save as set forth in the White Merger Agreement, to access to information regarding deliberations regarding the same or related matters); and/or

(ii)	commencement by an Orange Group Company of, or any steps preparatory to, any action against any Party (save another Orange Group Company), including in respect of the enforcement of (or a claim regarding) obligations under the Transaction Documents shall not require the consent of the Party against whom that action is contemplated (and such Party shall not be entitled to access to information regarding deliberations regarding the same or related matters).

7.5	Consent.

(a)	A written consent given by a Principal Party in relation to one such act or matter under a particular paragraph in Schedule 3 shall constitute consent pursuant to all other paragraphs of Schedule 3 in respect of such act or matter.

(b)	Each Principal Party shall not unreasonably withhold, condition or delay any consent required from it under clause 7.2 for actions and transactions listed in Part 2 of Schedule 3 (other than consent in respect of action which would (i) cause a Material Adverse Change/Effect in the relevant Transferred Business, (ii) prevent or materially delay the relevant Principal Party from consummating the transactions contemplated by the Transaction Documents on the terms set out therein, or (iii) have a material adverse reputational impact on that Principal Party, in each which case the grant, conditioning and timing of any response shall be at the sole and absolute discretion of that Principal Party).

7.6	Intra-group debt. On or prior to the Completion Date, each Principal Party shall procure:

(a)	the repayment in full of all amounts owing:

(i)	from its Transferred Business or Transferred or Merged Entities to any Affiliate of that Party which is not a Transferred or Merged Entity; and

(ii)	from each Affiliate of that Party which is not a Transferred or Merged Entity to its Transferred Business or Transferred or Merged Entities,

under any loan, financing or other non-trading debt arrangement (and shall notify the other Parties of the fact and amount of such repayment); and

(b)	the release of all outstanding guarantor obligations, indemnities or assurances for loss of its Transferred Business or Transferred or Merged Entities entered into in favour of (or in respect of the obligations of) any Affiliate of that Principal Party which is not a Transferred or Merged Entity, provided that it is agreed and acknowledged that Red may procure the capitalisation of any amount owing from its Transferred Business or Transferred or Merged Entities to any Affiliate of Red which is not a Transferred or Merged Entity, whether as a contribution to capital or in exchange for further Black Ordinary Shares (which shall, for the avoidance of doubt, upon and from issuance be Black Shares).

7.7	Access to information. From the date of this Agreement, and subject to the Confidentiality Proviso, each Party shall, and shall cause each of their respective Affiliates to:

(a)	provide to each other and their respective representatives reasonable access during normal business hours in such a manner as not to unreasonably interfere with the operation of any business conducted by it, upon prior written notice, to its officers, employees, properties, offices, other facilities and books and records, including personnel files; and

(b)	furnish promptly such information,

as another Party may reasonably request to (and that other Party shall solely use such access and information to) verify the accuracy of the first Party’s warranties and compliance with the terms of this Agreement. The Parties shall cooperate to adopt such protocols as are reasonably necessary to comply with Applicable Law in order to provide for the protection of any competitively sensitive information that may be shared by the Parties pursuant to this Agreement.

8.	NET FINANCIAL POSITION

8.1	Accounts.

(a)	White, Red and Olive (or, upon adherence to this Agreement, Olive HoldCo) shall by no later than 30 October 2015 provide the other Parties with copies of the consolidated quarterly management accounts of its Transferred or Merged Entities for each of the financial quarters ending on or around 31 December 2014, 31 March 2015 and 30 June 2015.

(b)	White, Red and Olive (or, upon adherence to this Agreement, Olive HoldCo) shall provide the other Parties with copies of the following promptly upon the same becoming available:

(i)	(and in any case within 10 Business Days of the end of the relevant month) the monthly management accounts of its Transferred or Merged Entities

(ii)

(A)	(and in any event within one month of the end of the relevant financial quarter) the quarterly consolidated management accounts together with a balance sheet as at the end of such financial quarter; and

(B)	(and in any event within three months of the end of the relevant year) the annual audited consolidated financial statements,

relating to its Transferred or Merged Entities, and prepared (in the case of the quarterly consolidated management accounts for the financial quarter ending 30 September 2015) on a consistent basis with (and in no less detailed a format as, and in accordance with the same accounting standards as were applicable to) the management accounts delivered pursuant to clause 8.1(a).

8.2	Averaged Working Capital. The Principal Parties shall send one another their written calculations of the Averaged Working Capital of the Black Group, the Olive Group and the White Group, as applicable, and shall meet to discuss the calculation of the same, in each case as soon as practicable after the quarterly management accounts for each of the same are available (and in any case no later than 31 December 2015), and shall use their reasonable endeavours, acting in good faith, to agree the Averaged Working Capital for each of the same. In the event that the Principal Parties are unable to reach agreement on an Averaged Working Capital in respect of any of the Black Group, the Olive Group and/or the White Group by the later of (i) one month after convening for such discussions and (ii) 31 January 2016, they shall refer the calculation of the non-agreed Averaged Working Capital for Expert Determination.

8.3	Testing Date. In each case by no later than 1 April 2016, and as soon as practicable after the issuance of the audited consolidated financial statements for the financial year ending 31 December 2015 (the “Testing Date”) in respect of each of the Black Group, the Olive Group and the White Group, the Principal Parties shall send one another their written calculations of the Black NFP, the Olive NFP and the White NFP (as applicable) and shall meet to discuss the calculation of the same, and the Principal Parties shall use their reasonable endeavours, acting in good faith, to agree the Black NFP, the Olive NFP and the White NFP as soon as practicable thereafter. In the event that the Principal Parties are unable to reach agreement on the Black NFP, the Olive NFP and/or the White NFP by the later of (i) a month after convening for such discussions and (ii) 15 April 2016, they shall refer the calculation of the non-agreed amount for Expert Determination.

8.4	Olive dividends. Save as agreed in Annex F, to the extent that the Olive NFP is more than the Olive NFP Target Olive may declare and pay a dividend before Completion in an amount no more than the lower of:

(a)	€100 million;

(b)	the excess of Olive NFP over the Olive NFP Target; and

(c)	the amount permitted by Applicable Law.

8.5	NFP shortfall. To the extent that:

(a)	the Black NFP is less than the Black NFP Target, Red shall:

(i)	contribute cash funds to the capital of Black;

(ii)	forgive (or procure the forgiveness) of Debt owed by the Black Group to Red or its Affiliates (other than the Black Group); and/or

(iii)	capitalise Debt owed by the Black Group to Red or its Affiliates (other than the Black Group);

in an aggregate amount equal to the shortfall of Black NFP from the Black NFP Target; and/or

(iv)	elect that an amount of such shortfall is treated as an NFP Adjustment Amount (provided that to the extent the aggregate of the amounts contributed, forgiven or capitalised pursuant to the above by 31 March 2016 is less than the shortfall of Black NFP from the Black NFP Target, Red shall be deemed to have elected to treat the balance as an NFP Adjustment Amount for Red);

(b)	the Olive NFP is less than the Olive NFP Target, Olive HoldCo shall:

(i)	contribute cash funds to the capital of Olive;

(ii)	forgive (or procure the forgiveness) of Debt owed by the Olive Group to Olive HoldCo or its Affiliates (other than the Olive Group); and/or

(iii)	capitalise Debt owed by the Olive Group to Olive HoldCo or its Affiliates (other than the Olive Group);

in an aggregate amount equal to the shortfall of Olive NFP from the Olive NFP Target; and/or

(iv)	elect that an amount of such shortfall is treated as an NFP Adjustment Amount (provided that to the extent the aggregate of the amounts contributed, forgiven or capitalised pursuant to the above by 31 March 2016 is less than the shortfall of Olive NFP from the Olive NFP Target, Olive HoldCo shall be deemed to have elected to treat the balance as an NFP Adjustment Amount);

(c)	the White NFP is more than the White NFP Target, the amount of such excess shall be treated as an NFP Adjustment Amount.

9.	COMPLETION

9.1	Subject to clause 3, Completion shall take place at the offices of Cleary Gottlieb Steen & Hamilton LLP in New York, USA:

(a)	at 9.30 a.m. (local time) on the first Business Day after the end of the Completion Reference Month; or

(b)	at such other location, date and time as may be mutually agreed by the Parties in writing.

9.2	The Principal Parties shall procure that Orange:

(a)	is, no more than 30 calendar days prior to Completion, re-registered as a public limited company under the Companies Act 2006 (and that, to the extent such re-registration occurs prior to the Completion Date and therefore not substantially simultaneously with the effectiveness of the adoption of the Articles as at Completion, the articles of association of Orange are amended to the extent required in light of such re-registration and change the name of Orange to Coca-Cola European Partners plc); and

(b)	obtains and provides to the other Parties, no more than six months prior to Completion, such valuations and reports as may be necessary under the Companies Act 2006 in respect of the Combination Transactions.

9.3	At Completion, each Party shall comply with their respective obligations set out in Schedule 2.

9.4	Notwithstanding anything to the contrary in this Agreement, Completion shall not be deemed to have taken place until all actions to be performed at Completion have been performed.

9.5	The covenants and other agreements of the Parties contained in this Agreement which by their terms apply or are to be performed in whole or part following Completion shall survive the Completion and the consummation of the transactions contemplated hereby until so performed or terminated.

10.	WARRANTIES

10.1	Each Party warrants to each other Party, in each case as at the date of this Agreement and immediately prior to Completion by reference to the facts and circumstances then subsisting (except that Warranties that by their terms address matters only as of a particular date or only with respect to a specific period of time are given as at such date or the end of such period by reference to the facts and circumstances then subsisting), and in each case except as Disclosed:

(a)	in the case of each Red Seller, in the terms of the warranties set out in Schedule 4 (Red Warranties) (the “Red Warranties”);

(b)	in the case of White, in the terms of the warranties set out in Schedule 5 (White Warranties) (the “White Warranties”);

(c)	in the case of Olive and Olive HoldCo, in the terms of the warranties set out in Schedule 6 (Olive Warranties) (the “Olive Warranties”); and

(d)	in the case of Orange, US HoldCo and MergeCo, in the terms of the warranties set out in Schedule 7 (Orange Warranties) (the “Orange Warranties”).

10.2	Each of the Warranties is separate and independent and shall not be limited by reference to any other Warranty or any warranty or provision of any other Transaction Document.

10.3	Each Party acknowledges and agrees that each other Party has not made and does not make any express or implied warranty in connection with the Combination Transactions other than the Warranties and, as applicable, the warranties stated in the other Transaction Documents.

11.	CONFIDENTIALITY AND ANNOUNCEMENTS

11.1	Subject to clauses 11.4 and 11.5, each Party undertakes to each other Party that it shall not, during the three (3) year period commencing on the Completion Date, disclose to any Person, or use for any purpose other than the evaluation, negotiation and consummation of the transactions contemplated by the Transaction Documents, or the assertion of its rights (or the defence of claims) under the Transaction Documents, any information regarding the business or affairs of any other Party or its Affiliates, or the negotiations of any Transaction Document. The terms of this Agreement shall govern the matters set forth herein and shall, from and after the Completion Date, supersede and replace the terms of the non-disclosure agreements executed by some or all of the Parties in relation to the transactions contemplated hereunder prior to the date of this Agreement.

11.2	If Completion does not take place each Party shall forthwith (without prejudice to the terms of any other non-disclosure arrangements between some or all of the Parties) (i) return, or procure the return of, all documents and information (and any copies thereof) which shall have been made available to such Party, its directors, officers, employees, agents or advisers in the course of negotiations of this Agreement and of the transactions and documents contemplated herein to the disclosing Party and (ii) delete, or procure the deletion of, any such documents and information (and any copies thereof) from any computer or other electronic device under the control of that Party or any director, officer, employee, agent or adviser as aforesaid, save as required for the assertion of its rights or the defence of claims under the Transaction Documents.

11.3	Subject to clauses 5.5(b)(ii), 5.6, 6, 11.4 and 11.5, no announcement or disclosure shall be made or issued by or on behalf of any Party at any time before or after Completion relating to this Agreement or the other Transaction Documents or the terms hereof or thereof or the transactions contemplated by this Agreement or the other Transaction Documents without the written consent of the Parties.

11.4	Clauses 11.1 and 11.3 shall not apply in respect of any disclosure or announcement:

(a)	which is in the terms, made in the manner and made at the time agreed between (i) before Completion, the Principal Parties or (ii) after Completion, the Parties (including the announcement in the form attached hereto as Annex S (or as amended by agreement of the Principal Parties) and any announcements approved pursuant to clauses 5.5(b)(ii), 5.6 and 6);

(b)	which consists of information which:

(i)	became available to the disclosing Party on a non-confidential basis other than pursuant to or in connection with a Transaction Document (to the extent such can be demonstrated from the disclosing Party’s written records) and the source of such disclosure was not known by the disclosing Party to be bound by an obligation of confidentiality to any other Party; or

(ii)	has become public knowledge other than as a result of a breach of any confidentiality agreement (including this Agreement and the confidentiality provisions of any other agreement);

(c)	to the extent required to establish, protect or defend a Party’s rights and interests under this Agreement including in dispute Proceedings pursuant to clause 24 or under other Transaction Documents; or

(d)	which is required to be made under any Applicable Law and in particular by any Governmental Authority, provided in respect of announcements or disclosure that such announcement or disclosure is made by the Party concerned to the extent required by any Applicable Law and after consultation with the other Parties to the extent reasonably practicable.

11.5	Nothing in clauses 11.1 or 11.3 shall prevent any Orange Group Company from using or disclosing any information solely regarding the business or affairs of any Transferred or Merged Entity or Transferred Business after Completion in the manner it sees fit, subject to Applicable Law.

12.	PROTECTIVE COVENANTS

12.1	Waiver of pre-Completion claims. Each of Red and Olive HoldCo hereby covenants that it shall not bring any claims after Completion against its Transferred or Merged Entities which it may have in connection with any misrepresentation, inaccuracy or omission in or from information or advice given by its Transferred or Merged Entities for the purpose of assisting it in connection with the Warranties, and to the extent that any such claim or right of action exists or will exist, waives such claim and releases and forever discharges the relevant Transferred or Merged Entities from all and any liability in respect of it.

12.2	Non-solicitation and no-hire of staff. Each Party shall not, and shall use all reasonable endeavours to procure that each of their Subsidiaries shall not, directly or indirectly whether on their own account or on behalf of any entity, from the date of this Agreement until the third anniversary of the date of this Agreement (or, where Completion occurs, Completion) solicit or endeavour to entice away from another Party or its Subsidiaries any Key Employee or hire or enter into a contract for employment or a contract for the services of any Key Employee (provided that the above restriction shall not prohibit (i) solicitation by general advertisements for employment (including any recruitment endeavours conducted by any recruitment agency, provided that they are not directed at a Key Employee), (ii) solicitation, hire or entry into contracts following the cessation of such Key Employee’s employment with the relevant Person without any solicitation or encouragement by the relevant Party or its affiliates, or (iii) the solicitation, hire, or entry into contracts with, or secondment of, any Key Employee by Red, White, Olive and Olive HoldCo or their respective Subsidiaries to the extent mutually agreed among the relevant Parties, including in the Transaction Documents).

12.3	Exclusivity.

(a)	Except as expressly permitted under this clause 12.3 from and after the date of this Agreement until Completion, each of Olive, Olive HoldCo and Red (White being subject to corresponding obligations under Section 5.2 of the White Merger Agreement, with which obligations it undertakes to comply) shall not, and shall cause its Subsidiaries (and in the case of Olive and Olive HoldCo, the Olive Shareholders party to the Olive Framework Agreement), and its and its Subsidiaries’ (and in the case of Olive and Olive HoldCo, the Olive Shareholders party to the Olive Framework Agreement’s) respective Representatives not to, directly or indirectly:

(i)	solicit, initiate, facilitate or encourage or otherwise facilitate the submission of any Acquisition Proposal;

(ii)	enter into or participate in any discussions or negotiations with, furnish any information relating to that Party or its Subsidiaries or afford access to the business, properties or records of that Party or its Subsidiaries to, otherwise cooperate in any way with, or assist, participate in, facilitate or encourage any effort by any Person that is seeking to make, or has made, an Acquisition Proposal;

(iii)	modify in a manner that makes less restrictive, grant any waiver or release under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of that Party or its Subsidiaries; or

(iv)	enter into, approve or recommend any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar Contract or instrument relating to an Acquisition Proposal.

12.4	Certain Exchange Act matters. Prior to Completion, each of Orange and White shall take all such steps as may be required to cause (a) any disposition of Orange Shares or White Common Stock (including derivative securities with respect to Orange Shares or White Common Stock) resulting from the White Merger or the Combination Transactions and the other transactions contemplated by this Agreement or any other Transaction Document by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to White immediately prior to Completion to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Orange Shares or White Common Stock (including derivative securities with respect Orange Shares or White Common Stock) resulting from the White Merger, the Combination Transactions or any other transactions contemplated by this Agreement or any other Transaction Document, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Orange to be exempt under Rule 16b-3 promulgated under the Exchange Act.

12.5	Coordination regarding disputes. If there is any:

(a)	shareholder litigation against any Party or its directors or executive officers relating to the Combination Transactions or any other transaction contemplated by this Agreement or any other Transaction Document; and/or

(b)	exercise of any appraisal rights under Section 262 of the DGCL in respect of the White Merger,

the relevant Party shall consult and cooperate with the (other) Principal Parties in the defence or settlement of such shareholder litigation or appraisal rights (other than any litigation or settlement where the interests of such Party or its Affiliates are adverse to those of the other Parties or their respective Affiliates), and each Party agrees that it will not settle or compromise any such litigation without the prior written consent of all Principal Parties (such consent not to be unreasonably withheld, conditioned or delayed).

12.6	Employee Benefits.

(a)	Orange shall cause its Subsidiaries to provide each officer and employee with aggregate compensation and remuneration (which may comprise some or all of base salary or wages, cash bonuses, other incentive opportunities and other benefits), the overall effect of which is substantially comparable when considered in the aggregate to the total levels of his or her compensation and remuneration in effect immediately before Completion from the Completion Date through and including 31 December 2017, or for such shorter period as such officer or employee remains employed by Orange or any of its Subsidiaries, unless otherwise required by Applicable Law or Contract. Notwithstanding the foregoing, nothing in this clause 12.6 is intended to confer upon any officer or employee of Orange or any of its Subsidiaries or any other Person, any right to employment, continued employment for any period or continued receipt, of any specific compensation or benefits, rights to enforce the provisions of this clause 12.6 as a third-party beneficiary or shall otherwise constitute an amendment to or any other modification of any plan, program, agreement, arrangement or policy, including without limitation, any Benefit Plan.

(b)	The Principal Parties shall cooperate to agree the manner in and terms on which Orange shall: (i) on and from the Completion Date, assume (so far as reasonably practicable and permitted by Applicable Law) the White Equity Awards or instead establish Orange equity award plans to accept the rollover and replacement of White Equity Awards pursuant to the White Merger Agreement; and (ii) after the Completion Date, establish new equity award plans, on terms to be agreed among the Principal Parties, pursuant to which Orange may grant equity awards to eligible employees of the Orange Group from time to time.

13.	TERMINATION

13.1	Termination in relation to Conditions. If:

(a)	Completion has not occurred on or before 5 p.m. New York time on the Long Stop Date; or

(b)	a Condition at any time becomes impossible to fulfil on or before 5 p.m. New York time on the Long Stop Date and any of the Parties whose waiver of the same would be required under clause 4.1 for an effective waiver of the same confirm in writing that they do not intend to waive the same, then this Agreement may be terminated by any Principal Party (provided that Principal Party has complied with its obligations under clause 3 and clause 6 in respect of such Condition(s)) by notice given to the other Parties at any time after such date.

13.2	Termination in relation to breach.

(a)

If Red shall have breached or failed to perform in any material respect any of their covenants or agreements contained in this Agreement or if any of their warranties set forth in this Agreement are inaccurate, which breach, failure to perform or inaccuracy (1) would result in a Red MAE Breach and (2) is not reasonably capable of being cured (or is not cured) by 5 p.m. on the Long Stop Date, or if curable, White or Olive HoldCo shall have given Red notice (with a copy to the other Parties), stating White’s or Olive HoldCo’s, as applicable, intention to terminate this Agreement pursuant to this clause and the basis for such termination and such breach, failure to perform or inaccuracy shall not have been cured within 30 days following the delivery of such written notice, then White or Olive HoldCo may terminate this Agreement by written notice given to the other Parties at any time after such date.

(b)	If White shall have breached or failed to perform in any material respect any of its covenants or agreements contained in this Agreement or if any of its warranties set forth in this Agreement are inaccurate, which breach, failure to perform or inaccuracy (1) would result in a White MAE Breach and (2) is not reasonably capable of being cured (or is not cured) by 5 p.m. on the Long Stop Date, or if curable, Red or Olive HoldCo shall have given White notice (with a copy to the other Parties), stating Red’s or Olive HoldCo’s, as applicable, intention to terminate this Agreement pursuant to this clause and the basis for such termination and such breach, failure to perform or inaccuracy shall not have been cured within 30 days following the delivery of such written notice, then either Red or Olive HoldCo may terminate this Agreement by written notice given to the other Parties at any time after such date.

(c)	If Olive HoldCo or Olive shall have breached or failed to perform in any material respect any of its covenants or agreements contained in this Agreement or if any of its warranties set forth in this Agreement are inaccurate, which breach, failure to perform or inaccuracy (1) would result in an Olive MAE Breach and (2) is not reasonably capable of being cured (or is not cured) by 5 p.m. on the Long Stop Date, or if curable, White or Red shall have given Olive HoldCo or Olive notice (with a copy to the other Parties), stating White’s or Red’s, as applicable, intention to terminate this Agreement pursuant to this clause and the basis for such termination and such breach, failure to perform or inaccuracy shall not have been cured within 30 days following the delivery of such written notice, then either White or Red may terminate this Agreement by written notice given to the other Parties at any time after such date.

13.3	Termination in relation to White Merger Agreement matters. This Agreement shall terminate automatically, without the need for any further action by the Parties, if the White Merger Agreement is terminated by any party thereto or terminates by its terms.

13.4	Effect of termination. If this Agreement is terminated pursuant to this clause 13 all of the provisions of this Agreement shall cease to have effect except that:

(a)	the Continuing Rights and Obligations shall continue to apply following such termination;

(b)	all rights and obligations of the Parties that have accrued prior to such termination shall continue to exist; and

(c)	to the extent Orange is entitled to the Termination Fee (as defined in the White Merger Agreement) under the White Merger Agreement, such Termination Fee shall be paid directly to each of Red and Olive as follows: 65.38% to Olive and 34.62% to Red, as Orange’s designees for the purposes of Section 7.2(g) of the White Merger Agreement (and Section 7.2(e) of the White Merger Agreement shall apply by its terms, including as to the Termination Fee being liquidated damages).

14.	POST-COMPLETION LIABILITY AND COVENANTS

14.1	Liability. Schedule 8 shall apply in respect of the Warranties and the liabilities of the Parties’ in respect thereof (and, for the avoidance of doubt, the sole remedy of any Party in respect of the Warranties shall be as set forth in Schedule 8). Each other covenant or agreement of the Parties in this Agreement shall not survive beyond, and no Party shall have any liability in respect thereof after, Completion, other than any covenant or agreement that by its terms contemplates performance after Completion (including this clause 14, and clauses 11, 12.1, 12.2, 12.5 and 12.6) which shall survive until fully performed, and other than the agreements of the Parties pursuant to clauses 16 to 24 (inclusive).

14.2

Transitional services. The Parties shall work together in good faith and use their reasonable endeavours to agree the terms of, and execute, transitional services agreements pursuant to which the Non-Merger

Contributing Parties shall provide the Orange Group with certain of the services provided to the Transferred Businesses as of the date hereof (Orange, with the assistance at Orange’s cost of the Non-Merger Contributing Party in respect of the relevant Transferred Business, having used its reasonable endeavours to procure the replacement of such transitional service by a third party provider or by its own staff) for a transitional period post-Completion (such, the “Transitional Services Agreements”).

14.3	Reverse transitional services. The Parties shall work together in good faith and use their reasonable endeavours to agree the terms of, and execute, transitional services agreements pursuant to which the Orange Group shall provide the Non-Merger Contributing Parties or their Affiliates with certain of the services provided by the Transferred Businesses to such Person(s) as at the date hereof (such Non-Merger Contributing Party at its own costs having used its reasonable endeavours to procure the replacement of such transitional service by a third party provider or by its own staff) for a transitional period post-Completion (such, the “Reverse Transitional Services Agreements”, which may be incorporated into the Transitional Services Agreements).

14.4	Books and records.

(a)	At Completion, each Non-Merger Contributing Party shall transfer to Orange:

(i)	all books and records (whether stored electronically or otherwise) relating exclusively to the Transferred or Merged Entities owned by it; and

(ii)	subject to the Confidentiality Proviso, copies of such portions of any material books and records (whether stored electronically or otherwise) which contain material information regarding the Transferred or Merged Entities owned by it which would reasonably be expected to be held by such Transferred or Merged Entity, prior to Completion duly written up to immediately before Completion and which are not in the possession of the relevant Transferred or Merged Entities. Each Non-Merger Contributing Party may (provided they deliver to Orange and the relevant Transferred or Merged Entities original certified copies of such of the same they would otherwise be required to deliver to Orange hereunder) retain such of such books, records or other supporting documentation required to substantiate that Non-Merger Contributing Party’s position in relation to Taxation as they are required to retain under Applicable Law (which retained books, records or other supporting documentation shall, for the avoidance of doubt, be subject to clause 14.4(b)).

(b)	For a period of five (5) years after the Completion Date, each Non-Merger Contributing Party shall maintain and upon the reasonable request of Orange provide copies to Orange of any books or records which relate (but not exclusively) to its Transferred Business and which are retained by such Non-Merger Contributing Party.

14.5	Directors’ and officers’ indemnification and insurance.

(a)	Orange agrees to comply with its obligations under Section 5.4 of the White Merger Agreement with respect to White. The remaining provisions of this clause apply only in respect of the Transferred or Merged Entities of Red or Olive HoldCo and the present and former directors, officers and employees thereof.

(b)	From and after Completion, Orange shall cause each Transferred or Merged Entity of Red or Olive HoldCo to honour and fulfil in all material respects its obligations under any and all indemnification agreements between the same and any of its current or former directors and officers and any Person who becomes a director or officer of the same or any of its Subsidiaries prior to Completion (such Persons, “Indemnified Persons”). In addition, during the period commencing at Completion and ending on the sixth (6th) anniversary of Completion, Orange shall cause each Transferred or Merged Entity of Red or Olive HoldCo to cause the Constitutional Documents of the same to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favourable as the indemnification, exculpation and advancement of expenses provisions set forth in the Constitutional Documents of the same as of the date hereof, and during such six-year period such provisions shall not be repealed, amended or otherwise modified in any manner adverse to any Indemnified Person except as required by Applicable Law.

(c)	Without limiting the generality of the provisions of clause 14.5(b), during the period commencing at Completion and ending on the sixth (6th) anniversary of Completion, Orange shall cause each

Transferred or Merged Entity of Red or Olive HoldCo to indemnify each Indemnified Person from and against any losses in connection with any Proceeding to the fullest extent that such Transferred or Merged Entity of Red or Olive HoldCo would have been permitted to do so under Applicable Law, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of a Transferred or Merged Entity of Red or Olive HoldCo or any of its Affiliates for such action or omission, or alleged action or omission, that occurred prior to or at Completion; provided, however, that if, at any time prior to the sixth (6th) anniversary of Completion, any Indemnified Person delivers to a Transferred or Merged Entity of Red or Olive HoldCo in good faith a written notice asserting a bona fide claim for indemnification under this clause 14.5(c), then such claim asserted in such notice shall survive the sixth (6th) anniversary of Completion until such time as such claim is fully and finally resolved. In the event of any such claim, proceeding, investigation or inquiry, (i) the Orange Group shall have the right to control the defence thereof after Completion, and (ii) each Indemnified Person shall be entitled at his or her sole cost and expense to retain his or her own counsel, whether or not the Orange Group shall elect to control the defence of any such claim, proceeding, investigation or inquiry. Notwithstanding anything to the contrary set forth in this clause 14.5(c) or elsewhere in this Agreement, no member of the Orange Group shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes a full release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry.

(d)	Prior to Completion, Red and Olive HoldCo shall (or shall procure that their Transferred or Merged Entities shall) obtain and fully pay the premium (in each case, at Orange’s expense) for the extension of (i) the directors’ and officers’ liability coverage of their respective Transferred or Merged Entities existing directors’ and officers’ insurance policies and (ii) their respective Transferred or Merged Entities’ existing fiduciary liability insurance policies, in each case, as described in the relevant Disclosure Letter (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after Completion with respect to any claim involving any Indemnified Person in respect of acts or omissions occurring prior to Completion and with a carrier and upon terms that are reasonably acceptable to Red and Olive HoldCo and that are, with respect to coverage and amount, no less favourable than those of their Transferred or Merged Entities’ existing D&O Insurance; provided that the aggregate cost of such policy shall not exceed 300% of such Transferred or Merged Entity’s annual premium for D&O Insurance for the year ended 31 December 2014.

(e)	Orange shall procure that if the Transferred or Merged Entities of Red or Olive HoldCo (or Orange) or any of their respective successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that their successors and assigns shall assume all of the obligations of the Transferred or Merged Entities of Red or Olive HoldCo (or Orange) set forth in this clause 14.5.

(f)

The obligations set forth in this clause 14.5 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in clause 14.5(d) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other Person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in clause 14.5(d) (and their heirs and representatives). Each of the Indemnified Persons or other Persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in clause

14.5(d) (and their heirs and representatives) are intended to be third party beneficiaries of this clause 14.5, with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons (and other Persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in clause 14.5(d) (and their heirs and representatives)) under this clause 14.5 shall be in addition to, and not in substitution for, any other rights that such Persons may have under the Constitutional Documents of, and/or any and all indemnification agreements of or entered into by, the Transferred or Merged Entities of Red or Olive HoldCo, or Applicable Law.

(g)	Nothing in this clause 14.5 is intended to entitle any party to recover any amounts in connection with this clause 14.5 to the extent that such party or any of its Affiliates has already recovered such amount pursuant to this Agreement.

(h)	Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Transferred or Merged Entities of Red or Olive HoldCo for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this clause 14.5 is not prior to or in substitution for any such claims under such policies.

15.	COSTS AND TRANSACTION FEE

15.1	In the event that this Agreement is terminated prior to Completion, then within 15 Business Days of the termination of this Agreement, the Principal Parties shall make such payments to one another and the Orange Group Companies as are necessary to ensure that the fees, costs and expenses described in Annex T have economically been borne by such Principal Parties in the following proportions: Red 18%, White 48% and Olive and Olive HoldCo 34%; provided that, notwithstanding anything in Annex T to the contrary, each Principal Party shall bear all other costs and expenses incurred by such Principal Party and its Transferred or Merged Entities in connection with the negotiation, preparation, execution and implementation of this Agreement and the other Transaction Documents, including the costs of such Principal Party or its Transferred or Merged Entities’ advisors incurred in connection with the matters set forth on Annex T. If Completion occurs, Orange shall be responsible for fees, costs and expenses incurred by the Principal Parties or their Affiliates and the Orange Group and its Subsidiaries (including Transferred or Merged Entities) or on their behalf in connection with the negotiation, preparation, execution and implementation of this Agreement and the other Transaction Documents, including the fees and expenses of their respective advisors.

15.2	Any payments pursuant to, or liabilities or receivables (contingent or otherwise) arising under, clause 15.1 shall be disregarded in the calculation of the Black NFP, Olive NFP and White NFP, for the avoidance of doubt whether or not due and/or payable as at or before the Testing Date.

16.	FURTHER ASSURANCE

Subject to the terms and conditions of this Agreement, at all times after the date of this Agreement, each Party shall, promptly upon being required to do so by any other Party, do or procure the doing of such acts and things and execute or procure the execution of all such documents in a form reasonably satisfactory to the requesting Party as it may from time to time reasonably require in order to give full effect to this Agreement and to any other Transaction Documents to which it is a party and to secure to all other Parties the full benefit of the rights, powers and remedies conferred on such Parties in this Agreement and the relevant Transaction Document (as applicable). Further to the above, the Principal Parties shall as promptly as practicable (and in any event no later than 45 calendar days) following the date hereof establish a working group to identify and oversee the workstreams necessary to implement the Combination Transactions.

17.	ASSIGNMENT

No Party shall (nor shall it purport to) assign, transfer, charge, put in trust or otherwise deal with the benefit of all or any of its rights or interests under this Agreement, nor subcontract or otherwise deal with all or any of its obligations under this Agreement, provided that Orange, US HoldCo or MergeCo may assign its rights hereunder to one or more of the wholly owned Subsidiaries of Orange, provided further that no such assignment shall relieve Orange, US HoldCo or MergeCo of its obligations under this Agreement.

18.	THIRD PARTY RIGHTS; OLIVE HOLDCO ADHERENCE

18.1	Subject to clause 18.2, the Parties do not intend that any term of this Agreement should be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999, by any Person who is not a Party to this Agreement.

18.2	The Parties acknowledge that:

(a)	clause 12.1 confers a benefit on the Orange Group and the Parties intend that clause 12.1 should be enforceable by the Orange Group Companies, notwithstanding any such Orange Group Company (save Orange, US HoldCo and MergeCo) not being a party to this Agreement; and

(b)	clause 14.5 confers a benefit on the Indemnified Persons and the Parties intend that clause 14.5 should be enforceable by the Indemnified Persons, notwithstanding such not being a party to this Agreement, provided that (except to the extent expressly set out in clause 14.5) this Agreement may be terminated and any term may be amended or waived without the consent of any Person not party hereto.

18.3	Without prejudice to the Olive Framework Agreement, Olive shall use all reasonable endeavours to procure that Olive HoldCo adheres to this Agreement in accordance with the terms of the Olive Framework Agreement. Upon such adherence:

(a)	Olive HoldCo shall become a party hereto for all intents and purposes as if a party thereto from the date hereof, and shall be subject to the obligations specified in respect of it and Olive herein; and

(b)	where no less than 80% of the Olive Shares have been transferred to Olive HoldCo in accordance with the Olive Framework Agreement, Olive’s obligations hereunder (including with respect to any accrued liabilities and obligations) shall be assumed in their entirety by Olive HoldCo and upon such assumption shall cease to bind Olive.

18.4	Pending such adherence, Olive shall be bound by (and liable for any breach of) any and all obligations and provisions stated to apply in respect of Olive HoldCo (and shall, where Olive HoldCo is required to comply an act or omission by, or fact in respect of, Olive, itself procure such act, omission or fact), in addition to those obligations and provisions stated to apply in respect of it.

19.	VARIATION AND WAIVER

19.1	No variation of this Agreement shall be effective unless made in writing, expressed to be a variation of this Agreement and signed by or on behalf of all of the Parties, provided (without prejudice to the foregoing) that following receipt of the White Stockholder Approval, there shall be no variations of this Agreement or the other Transaction Documents which under Applicable Law would require further approval by the White Stockholders without such further approval.

19.2	No failure or delay by a Party in exercising any right, power or remedy provided by Applicable Law or under this Agreement shall operate as a waiver of that right, power or remedy or of some other right, power or remedy nor shall any partial exercise thereof preclude any further exercise of the same or of some other right, power or remedy. The rights and remedies provided under this Agreement are cumulative and are not exclusive of any rights and remedies provided by Applicable Law or otherwise.

19.3	Any waiver of any right, power or remedy under this Agreement shall be in writing executed by the relevant grantor and may be given subject to such conditions as the grantor may in its absolute discretion decide. Any such waiver (unless otherwise specified) shall only be a waiver in the particular instance and for the particular purpose for which it was given.

20.	INVALIDITY

20.1	If any provision is held to be invalid or unenforceable in any respect, but would be valid and enforceable if deleted in part or reduced in application, such provision shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

20.2	Each of the provisions of this Agreement is severable. Without prejudice to the foregoing or Clause 20.1, if any provision is held to be invalid or unenforceable:

(a)	such provision shall to that extent be deemed not to form part of this Agreement, but the validity and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired as long as the fundamental relations between the Parties are not materially altered; and

(b)	the Parties shall negotiate in good faith to replace any invalid or unenforceable provision with a term or provision that is valid and enforceable in the relevant jurisdiction and that comes closest to expressing the intention of the invalid or unenforceable provision in such jurisdiction.

Notwithstanding the foregoing, the Parties intend the remedies and limitations contained in Clauses 6.4(d), 12.1, 14 and 15 of this Agreement should be construed as an integral part of the transactions contemplated hereby and shall not be severable.

21.	INTEREST AND CONVERSION

If a Party defaults in the payment when due of any sum payable under this Agreement and such amount is not paid by the 10th day after such payment is due such sum shall bear interest at the rate of one-month LIBOR plus 25 basis points per annum, for the period from but excluding the due date up to and including the date of actual payment (after as well as before judgment). Such interest shall accrue from day to day and shall be compounded monthly.

22.	NOTICES

22.1	All notices, consents and other communications hereunder shall be in writing and in the English language and shall have been duly given and shall be deemed to have been served on the Party for whom such communication is intended when: (a) delivered by hand or by courier, at the address of such Party set forth below (or to such other Person or at such other address for a Party as shall be specified by like notice); or (b) delivered by fax at the time that a transmission report is generated by the sender’s fax machine confirming that all pages were successfully transmitted to the number set forth below in respect of such Party (or to such other Person or at such other number as shall be specified by like notice); or (c) if an email address is set forth below in respect of such Party, received (as evidenced by a delivery receipt) by email at such email address (or to such other Person or at such other email address for a Party as shall be specified by like notice) with a copy delivered by hand or sent by courier or fax in accordance with the above:

if to Red (for the avoidance of doubt, including any Red Seller):

Southgate,

Dublin Road,

Drogheda,

County Meath,

Ireland

Attention: Miriam Doyle

Fax: to be notified

Email: midoyle@coca-cola.com

with a copy to their counsel Cleary Gottlieb Steen & Hamilton LLP at:

One Liberty Plaza, New York NY 10006, United States of America (marked for the attention of Matthew P. Salerno), fax +1 212 225 3999, email msalerno@cgsh.com

City Place House, 55 Basinghall Street, London EC2V 5EH, England (marked for the attention of Simon Jay), fax +44 20 7600 1698, email sjay@cgsh.com if to White:

2500 Windy Ridge Parkway

Atlanta, GA 30339

United States of America

Attention: John Parker

Fax: +1(770) 989-3784

Email: johnparker@cokecce.com

with a copy to their counsel

Cahill Gordon & Reindel LLP at 80 Pine Street, New York, NY 10005, United States of America (marked for the attention of Helene Banks and John Schuster), fax +1(212) 269-5420, email hbanks@cahill.com and jschuster@cahill.com

Slaughter and May at One Bunhill Row, London EC1Y 8YY, UK (marked for the attention of William Underhill), fax +44207090 5000, email William.underhill@slaughterandmay if to Olive or Olive HoldCo:

Coca-Cola Iberian Partners, S.A.

Paseo de la Castellana, 259-C (Torre de Cristal),

Planta 9, 28046,

Madrid

Attention: Ms. Isabela Pérez Nivela, General Counsel

Fax: +34 913075807

E-mail: iperezn@cciberianpartners.com

with a copy to their counsel:

Allen & Overy LLP, One Bishops Square, London E1 6AD, United Kingdom (marked for the attention of Edward Barnett) fax +44203 088 0088, email Edward.Barnett@AllenOvery.com

Uría Menéndez Abogados, S.L.P., Avenida Diagonal 514, 08006, Barcelona, Spain (marked for the attention of Antonio Herrera and Eduardo Bagaría), fax +34 93 416 51 11, e-mail Antonio.Herrera@uria.com; Eduardo.Bagaria@uria.com if to Orange, US HoldCo or MergeCo:

each other Party

22.2	If under the provisions of this clause 22 any notice, consent or other communication is duly given on a day that is not a business day in the territory of the recipient or is duly given after 17:00 hours local time on a business day in the territory of the recipient, it shall be deemed to be given on the next following business day in the territory of the recipient.

22.3	The provisions of this clause 22 shall (without prejudice to clause 24.3) also apply to the service of any Proceedings or judgment arising out of or in connection with this Agreement.

23.	MISCELLANEOUS

23.1	This Agreement may be executed (in original, facsimile or other electronic means) in any number of counterparts and by the Parties on different counterparts but shall not be effective until all Parties have executed at least one counterpart. Each counterpart shall be deemed an original and all counterparts shall together constitute a single agreement.

23.2	The Parties’ liability under and in relation to this Agreement shall be several, not joint and several.

23.3	Nothing in this Agreement shall create a partnership or establish a relationship of principal and agent or any other fiduciary relationship between or among any of the Parties, save that:

(a)	each other Red Seller appoints Red 1 as its agent and representative for the purposes of this Agreement, and accordingly Red 1 may act, correspond, give notices, requests and directions, and otherwise exercise rights under this Agreement in the name of the other Red Sellers and accordingly as Red; and

(b)	each of MergeCo and US HoldCo appoints Orange as its agent and representative for the purposes of this Agreement, and accordingly Orange may act, correspond, give notices, requests and directions, and otherwise exercise rights under this Agreement in the name of MergeCo and US HoldCo.

23.4	This Agreement (including the documents and the instruments referred to herein) and the other Transaction Documents constitute the entire agreement and supersede all prior agreements, understandings, representations, warranties and arrangements of whatever nature whatsoever, both written and oral, among the Parties with respect to the subject matter of this Agreement and the other Transaction Documents.

23.5	Each Party acknowledges that in entering into this Agreement it has not relied on any statements or representations (whether made innocently or negligently) other than such as are contained in the Transaction Documents.

23.6	Save as otherwise stipulated herein, in the event of any inconsistency between this Agreement and any document executed or delivered to effect the purposes of this Agreement, this Agreement shall govern as among the Parties.

23.7	Each Party agrees that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that in the event of their breach, damages would not be an adequate remedy, and each Party shall be entitled to specific performance; and each Party further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such specific performance relief.

24.	GOVERNING LAW

24.1	This Agreement and any non-contractual obligation arising out of or in connection with it shall be governed by and construed in accordance with English law, provided, however, that (a) the White Merger and the interpretation of the duties of directors and officers of White shall be governed by, and construed in accordance with, the laws of the State of Delaware, (b) the interpretation of the duties of directors and officers of Olive and Olive HoldCo shall be governed by, and construed in accordance with, Spanish law and (c) the interpretation of the duties of directors and officers of Black shall be governed by, and construed in accordance with, German law.

24.2	Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement or any other Transaction Document, including any dispute regarding its validity or termination, or the performance or breach thereof, as well as any non-contractual obligation arising out of or in connection with it, shall be subject to the jurisdiction of the English courts to which the Parties hereby submit and each of the Parties hereby waives any objection to any proceedings in such courts on the grounds of venue or on the grounds that the proceedings have been brought in an inappropriate forum.

24.3

(a)	Each Red Seller shall at all times maintain an agent for service of process in England in relation to any matter arising out of or in connection with this Agreement. Such agent shall be Coca-Cola Beverages Ltd. (FAO Sarah Doherty, Legal Counsel) of 1/A Wimpole Street, London W1G 0EA, UK and service of any claim form, judgment or other notice of legal process shall be sufficiently served on such Party if served upon such agent. Each Red Seller shall inform the other Parties in writing of any change in its process agent or the address of its process agent within seven days of such change. Each Red Seller shall appoint a new process agent if its original process agent ceases to have an address in England and shall give notice in writing to the other Parties of such new process agent within seven days of its appointment.

(b)	White shall at all times maintain an agent for service of process in England in relation to any matter arising out of or in connection with this Agreement. Such agent shall be Coca-Cola Enterprises Ltd. of Bankers Road, Uxbridge, Middlesex UB8 1EZ, United Kingdom and service of any claim form, judgment or other notice of legal process shall be sufficiently served on such Party if served upon such agent. White shall inform the other Parties in writing of any change in its process agent or the address of its process agent within seven days of such change. White shall appoint a new process agent if its original process agent ceases to have an address in England and shall give notice in writing to the other Parties of such new process agent within seven days of its appointment.

(c)	Olive and Olive HoldCo shall at all times maintain an agent for service of process in England in relation to any matter arising out of or in connection with this Agreement. Such agent shall be Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom and service of any claim form, judgment or other notice of legal process shall be sufficiently served on such Party if served upon such agent. Olive and Olive HoldCo shall inform the other Parties in writing of any change in its process agent or the address of its process agent within seven days of such change. Olive and Olive HoldCo shall appoint a new process agent if its original process agent ceases to have an address in England and shall give notice in writing to the other Parties of such new process agent within seven days of its appointment

IN WITNESS WHEREOF this Agreement has been executed and delivered as a deed, as of the date first written above.1

Executed and delivered as a deed by	)
European Refreshments	)
by:	)
)
)
)
)
(authorised signatory /attorney in fact)

in the presence of:

(witness signature)

(witness’ name)

(witness’ address)

[1] Explanatory Note:	The amendment to the Transaction Master Agreement was executed pursuant to the Amendment and Restatement Deed signed December 14, 2015. Please see Exhibit 2.1 to the Current Report on Form 8-K filed by CCE with the SEC on December 15, 2015.

Executed and delivered as a deed by	)
Coca-Cola Gesellschaft mit beschränkter	)
Haftung	)
by:	)
)
)
)
(authorised signatory)

in the presence of:

(witness signature)

(witness’ name)

(witness’ address)

Executed and delivered as a deed by	)
Vivaqa Beteiligungs GmbH & Co. KG	)
by:	)
)
)
)
)
(authorised signatory)

in the presence of:

(witness signature)

(witness’ name)

(witness’ address)

Executed and delivered as a deed by	)
Coca-Cola Enterprises, Inc.	)
by:	)
)
)
)
)
(authorised signatory / attorney)

in the presence of:

(witness signature)

(witness’ name)

(witness’ address)

Executed and delivered as a deed by	)
Coca-Cola Iberian Partners, S.A.	)
by:	)
)
)
)
)
(authorised signatory / attorney)

in the presence of:

(witness signature)

(witness’ name)

(witness’ address)

Executed and delivered as a deed by	)
Coca-Cola European Partners Limited	)
(formerly Spark Orange Limited))
by:	)
)
)
)
(authorised signatory / attorney)

in the presence of:

(witness signature)

(witness’ name)

(witness’ address)

Executed and delivered as a deed by	)
Orange U.S. HoldCo, LLC	)
by:	)
)
)
)
)
(authorised signatory / attorney)

in the presence of:

(witness signature)

(witness’ name)

(witness’ address)

Executed and delivered as a deed by	)
Orange MergeCo, LLC	)
by:	)
)
)
)
)
(authorised signatory / attorney)

in the presence of:

(witness signature)

(witness’ name)

(witness’ address)

SCHEDULE 1

ORANGE SHARE ALLOCATION

Base numbers

“White Dilution Shares” means a number of shares of White Common Stock in an amount equal to (i) the number of shares of White Common Stock subject to, underlying or issuable in connection with the vesting, settlement or exercise of all White Equity Awards as of immediately prior to Completion minus (ii) the number of shares of White Common Stock that could be purchased with the aggregate exercise price in respect of any outstanding in the money White Equity Awards, assuming a price per share of White Common Stock equal to the closing price of White Common Stock at close of trading on the trading day immediately prior to Completion.

“Diluted Orange Share Count” means the quotient of (i) the sum of (A) the White Diluted Share Count and (B) the White NFP Shares divided by (ii) 48%.

“Base Olive Shares” means the Diluted Orange Share Count multiplied by 34%.

“Base Red Shares” means the Diluted Orange Share Count multiplied by 18%.

“White Outstanding Shares” means the White Common Stock outstanding immediately prior to Completion (including, for the avoidance of doubt, the Dissenting Shares as defined in the Merger Agreement).

“White Diluted Share Count” means the sum of (i) the White Outstanding Shares and (ii) the White Dilution Shares.

Olive hold out

“Olive HoldCo Holdout Shares” means the Base Olive Shares multiplied by the Olive HoldOut Percentage.

“Olive Holdout Adjusted Share Count” means the excess, if any, of (i) the number of Olive Shares held by the Olive Holdout Shareholders over (ii) the quotient of (A) the Olive HoldOut Retention divided by (B) the Olive Per Share Price.

“Olive HoldOut Percentage” means a fraction, expressed as a percentage, (i) the numerator of which is the Olive Holdout Adjusted Share Count and (ii) the denominator of which is the total number of issued and outstanding Olive Shares.

“Olive Per Share Price” means the quotient of (i) the Implied Olive Price divided by (ii) the number of issued and outstanding Olive Shares.

“Implied Olive Price” means the product of (i) the Olive Base Shares and (ii) the Further Adjusted NFP Share Price.

NFP adjustments

“Base Share Price” means (i) the volume weighted average trading price of White Common Stock over the ten (10) trading days prior to the Testing Date minus (ii) $14.50.

“Red NFP Deduction Shares” means the NFP Adjustment Amount for Red divided by the Further Adjusted NFP Share Price.

“Olive NFP Deduction Shares” means the NFP Adjustment Amount for Olive HoldCo divided by the Further Adjusted NFP Share Price.

“White NFP Shares” means the NFP Adjustment Amount for White divided by the Adjusted NFP Share Price.

“Adjusted NFP Share Price” means the quotient of (i) the NFP Adjusted Implied Equity Value divided by (ii) the White Diluted Share Count.

“Further Adjusted NFP Share Price” means the quotient of (i) the NFP Adjusted Implied Equity Value divided by (ii) the White Outstanding Shares.

“NFP Implied Equity Value” means the product of (i) the Base Share Price and (ii) the White Outstanding Shares.

“NFP Adjusted Implied Equity Value” means the excess of (i) the NFP Implied Equity Value over (ii) the NFP Adjustment Amount for White.

Consideration shares

“Olive Consideration Shares” means the Base Olive Shares minus the Olive HoldCo Holdout Shares, minus the Olive NFP Deduction Shares.

“Red Consideration Shares” means the Base Red Shares minus the Red NFP Deduction Shares.

SCHEDULE 2

COMPLETION OBLIGATIONS

At Completion, the following steps shall be taken in compliance with the Step Plan, and the Parties shall otherwise take such further steps and execute such further documents as they may agree to be necessary in order to comply with the Step Plan.

PART 1

RED’s OBLIGATIONS

1.1	At Completion, each Red Seller shall comply with its obligations under the Black Contribution Agreement, and Red shall deliver to Orange:

(a)	their corporate approvals in respect of the transactions contemplated by the Transaction Documents and any power of attorney under which any Transaction Documents are, or are to be, executed by the Red Sellers or Black or other evidence of the authority of any Person signing the same on the Red Sellers’ or Black’s behalf;

(b)	letters of resignation in the agreed terms of each of those managing directors (Geschäftsführer) and/or those members of the supervisory board (Aufsichtsratsmitglieder) of each Black Group Company nominated for appointment by Red (for the avoidance of doubt, in relation to Black’s supervisory board (Aufsichtsrat) such obligation shall only extend to such supervisory board members (Aufsichtsratsmitglieder) which are representatives of the shareholders) that have been requested to resign by the Principal Parties no later than 15 Business Days prior to Completion, from his office as a managing director (Geschäftsführer) and/or member of the supervisory board (Aufsichtsratsmitglied) and, if applicable, as an employee, including a waiver of all claims against the Black Group;

(c)	the books and records referred to in clause 14.4(a), together with originals of the Constitutional Documents, certificates of incorporation, registration of amendments relating to the Constitutional Documents and tax registration of Black, to the extent not held by a Black Group Company;

(d)	the Shareholders Agreement and Registration Rights Agreement signed by Red;

(e)	to the extent a shareholder in Orange, the New Orange Articles Resolution signed by Red;

(f)	the Orange Bottling Agreements to which Red or an Affiliate of Red (other than the Orange Group) is to be party, signed by Red or such Affiliate (as applicable); and

(g)	such other documents as the Principal Parties may agree.

1.2	On or prior to Completion, Red shall procure the passing, and deliver to Orange duly certified copies, of the following:

(a)	resolutions of the Red Sellers in their capacity as shareholders of Black:

(i)	changing the accounting reference date of Black to the reference date agreed by the Parties to be applicable to Orange; and

(ii)	appointing the members of the supervisory board (Aufsichtsratsmitglieder) that have been requested to be appointed by the Principal Parties prior to Completion; and

(b)	resolutions of the supervisory board (Aufsichtsrat) of Black:

(i)	accepting the resignations referred to in paragraph 1.1(b) and appointing such persons as the Principal Parties may nominate to replace the managing directors (Geschäftsführer); and

(ii)	approving (to the extent not previously approved) the transfer of the Black Shares held by each Red Seller to Orange in accordance with the articles of association of Black; and

(c)	a written notification of Black’s management (Geschäftsführung) granting Black’s consent to the transfer of the Black Shares held by each Red Seller to Orange based on a resolution of Black’s supervisory board (Aufsichtsrat) approving such transfer of the Black Shares.

1.3	At Completion, each Red Seller shall execute the Black Contribution Agreement (including delivery of a copy of the waiver which is referred to in Preamble (E) of the Black Contribution Agreement regarding the special dividend right duly executed by Red 1 and Black) in front of a German notary to be agreed between the Principal Parties.

1.4	At Completion, each Red Seller shall comply with its obligations under the Black Contribution Agreement expressed to be performed at Completion.

1.5	Without undue delay following Completion, the parties to the Black Contribution Agreement shall submit to the recording German notary the Notification (as defined in the Black Contribution Agreement) duly executed.

PART 2

WHITE’S OBLIGATIONS

1.1	At Completion, White shall comply with its obligations under the White Merger Agreement.

1.2	At Completion White shall deliver:

(a)	its other corporate approvals in respect of the transactions contemplated by the Transaction Documents and any power of attorney under which any Transaction Documents are, or are to be, executed by it or other evidence of the authority of any Person signing the same on its behalf;

(b)	letters of resignation in the agreed terms of each of the directors and officers of White, from his office as a director or officer; and

(c)	such other documents as the Principal Parties may agree.

PART 3

OLIVE HOLDCO’S OBLIGATIONS

1.1	At Completion, Olive HoldCo shall comply with its obligations under the Olive Contribution Agreement and shall deliver to Orange:

(a)	its and Olive’s corporate approvals in respect of the transactions contemplated by the Transaction Documents and any power of attorney under which any Transaction Documents are, or are to be, executed by it or other evidence of the authority of any Person signing the same on its behalf;

(b)	the transfer documentation in respect of the Olive Sale Shares required by the Olive Contribution Agreement;

(c)	letters of resignation in the agreed terms of each of the directors and secretaries of Olive, from his office as a director or secretary and (if applicable) as an employee, including a waiver of all claims against the Olive Group;

(d)	a letter of resignation of the auditors of Olive in the statutory form and otherwise in the agreed terms;

(e)	the books and records referred to in clause 14.4(a), together with originals of the Constitutional Documents, certificates of incorporation, registration of amendments relating to the Constitutional Documents and tax registration of Olive, to the extent not held by an Olive Group Company;

(f)	the Shareholders Agreement and Registration Rights Agreement signed by it;

(g)	the New Orange Articles Resolution signed by it;

(h)	(and Red) a signed copy of the Olive HoldCo Side Letter and the Cobega Side Letter; and

(i)	such other documents as the Principal Parties may agree.

1.2	At Completion, Olive shall procure the passing, and deliver to Orange duly certified copies, of resolutions of the directors of Olive:

(a)	approving the transfers of the Olive Sale Shares; and

(b)	changing the accounting reference date of Olive to the reference date agreed by the Parties to be applicable to Orange.

1.3	At Completion, Olive shall procure the passing, and deliver to Orange duly certified copies, of resolutions of the shareholders of Olive accepting the resignations referred to in paragraphs 1.1(c) and 1.1(d) and appointing such persons as Orange may nominate as directors and secretary and as auditors.

1.4	At Completion, Olive HoldCo shall comply with its obligations under the Olive Contribution Agreement expressed to be performed at Completion.

PART 4

ORANGE’S OBLIGATIONS

1.1	At Completion, Orange shall:

(a)	comply with its obligations under the Olive Contribution Agreement, Black Contribution Agreement and White Merger Agreement expressed to be performed at Completion; and

(b)	issue and allot:

(i)	the Red Consideration Shares to Red (or its designee);

(ii)	the Olive Consideration Shares to Olive HoldCo; and

(iii)	comply with its obligations under Article II of the White Merger Agreement,

and shall update its share register accordingly and circulate the same to the Principal Parties.

1.2	At Completion, Orange shall deliver to the other Parties:

(a)	the Shareholders Agreement signed by it;

(b)	the Orange Bottling Agreements signed by it (or by the relevant Orange Group Company);

(c)	the Registration Rights Agreement signed by it; and

(d)	such other documents as the Principal Parties may agree.

1.3	At Completion, Orange shall procure the passing, and deliver to the other Parties duly certified copies, of resolutions of the directors of Orange:

(a)	approving the issuances and allotments, and other transactions, contemplated hereby and by the other Transaction Documents; and

(b)	such other matters as the Principal Parties may agree.

SCHEDULE 3

CONDUCT OF BUSINESS PENDING COMPLETION

PART 1

Positive covenants

The acts and matters referred to in clause 7.1 which each Principal Party is required to procure the performance of are as follows:

1.	Its Transferred Business shall be operated, and each of its Transferred or Merged Entities shall carry on its business, in the Ordinary Course.

2.	Its Transferred Business and each of its Transferred or Merged Entities shall use its reasonable endeavours to preserve intact the material operations and facilities of the Transferred Business and the material relationships with its customers, suppliers, licensors, licensees, employees and contractors.

3.	Its Transferred Business and each of its Transferred or Merged Entities shall maintain its current levels of insurance, procure payment of all premiums due on such insurance and administer its insurance claims in the Ordinary Course.

4.	Its Transferred or Merged Entities shall perform and comply, in all material respects, with all agreements to which they are party relating to its Transferred Business (including any such relating to bottling).

5.	Its Transferred or Merged Entities (taken as a whole) shall act in compliance, in all material respects, with the relevant Standalone Business Plan (including as such relates to the timing, application and amount of capital expenditure) and shall use its and their respective reasonable endeavours to procure that to the extent reasonably practicable such Business Plan is adhered to.

6.	Its Transferred or Merged Entities shall fund their Benefit Plans in accordance with past practice, subject always to Applicable Law, Contract and the rules of the relevant Benefit Plan and to any action required by or agreed with any Governmental Authority.

PART 2

Negative covenants

The acts and matters referred to in clause 7.2 which require a Principal Party to obtain the prior written consent in writing of the other Principal Parties are as follows:

1.	the adopting, proposing, approving or making any change in or amendment to, or waiver under, the Constitutional Documents of any of that Party’s Transferred or Merged Entities save for in respect of the articles of association of Olive which will be amended as provided for in the Olive Framework Agreement;

2.	any transfer, allotment or issue of, or any grant of any option over or other right (including convertibles and warrants) to subscribe for or purchase, or any creation of any Encumbrance over, any of the capital stock or equity interests or other securities in any of that Party’s Transferred or Merged Entities or any right to subscribe for or purchase the same (except in accordance with the terms of options and equity compensation grants that on the date of this Agreement are outstanding or to be issued in accordance with and subject to the terms set forth in paragraph 2 of Annex Q);

3.	any split, combination, reduction, redemption, reclassification, acquisition or repayment of any of the capital stock or equity interests or other securities in any of that Party’s Transferred or Merged Entities or any right to subscribe for or purchase the same, including by an exchange of other securities therefor (except pursuant to and in accordance with the mechanism set forth in the Olive Framework Agreement);

4.	any issuance, allotment or sale of any new debt securities, entry into any new credit facility (other than roll-overs under existing facilities on substantially the same terms) or other incurrence of (including by guarantee of or grant of any Encumbrance in support of) any Debt where such would be a liability of any Transferred or Merged Entity or of the Transferred Business of that Party, save the Financing and trade payables arising in the Ordinary Course or drawdowns under the existing credit facilities listed in the applicable Disclosure Letter;

5.	any disposal, lease, licence, permission to lapse or Encumbrance (or permission of an Encumbrance to be imposed) of any assets which are (individually or taken together) material to the Transferred Business of that Party (other than, for the avoidance of doubt, any disposal, lease, licence or Encumbrance of inventory, supplies, materials and products in the Ordinary Course of trading), other than pursuant to Contracts in effect on the date hereof and listed in the applicable Disclosure Letter;

6.	any grant, transfer, disposal, permission to lapse or Encumbrance of any of the Transferred Business of that Party’s Intellectual Property Rights, or any disclosure to any Person of any of the Transferred Business’s trade secrets, in each case except in the Ordinary Course;

7.	any complete or partial liquidation, dissolution, demerger, merger, spin-off, or other restructuring or reorganisation of a Transferred or Merged Entity or the Transferred Business of that Party except (i) as provided for in the relevant Standalone Business Plan and (ii) the merger of the Olive Group distribution companies in Madeira and Azores with the Olive Group distribution companies in Refrige;

8.	any acquisition by a Transferred or Merged Entity or a Transferred Business of that Party of any securities (or right to subscribe for or purchaser any securities) or of the whole or any part of the undertaking or business or assets of any other Person, or entry by a Transferred or Merged Entity or a Transferred Business of that Party into (or termination or material amendment of the terms of) any joint venture, partnership, merger or consolidation with any other Person, or any steps having an equivalent effect;

9.	the declaration of, or the making or payment of, or the setting aside of amounts for, a dividend or other distribution (including by way of capital reduction, and whether in cash or in kind) by a Transferred or Merged Entity of that Party to any shareholders which are not also Transferred or Merged Entities;

10.	the entry into, or material modification or termination of, or waiver of any material rights under, any Contract between a Transferred or Merged Entity of that Party and any Non-Merger Contributing Party or its Affiliates, except on an arm’s length basis and in the Ordinary Course;

11.	the entry into, or material modification or termination of, or waiver of any material rights under, any Material Contract to which a Transferred or Merged Entity of that Party is party, except on an arm’s length basis and in the Ordinary Course;

12.	the making or offering of, cancellation, waiver or compromise of, or waiver of any rights in respect of, any loans, advances or capital contributions to, or investments in, any other Person (other than any other Transferred or Merged Entity) by a Transferred or Merged Entity or a Transferred Business of that Party, except (i) on an arm’s length basis and in the Ordinary Course or (ii) (A) in respect of which the Transferred or Merged Entities incur liabilities of (or forego rights or assets having a value of) $10 million in the aggregate or less and (B) where the relevant loans, advances, capital contributions or investments do not by their terms extend beyond the Long Stop Date;

13.	any incurrence by a Transferred or Merged Entity or a Transferred Business of that Party of any new obligation to make, or making, any capital expenditure other than in the Ordinary Course or as provided for in the relevant Standalone Business Plan;

14.	no action, such as receivables factoring or unusual stock management, which is out of the Ordinary Course and/or effected with a view to artificially influence the calculations to be carried out pursuant to clause 8;

15.	any material change by a Transferred or Merged Entity or a Transferred Business of that Party in accounting policies or procedures in effect as of 31 December 2014, save as required by a change in applicable GAAP, IFRS or other applicable accounting standards;

16.	any steps other than in the Ordinary Course by a Transferred or Merged Entity or a Transferred Business of that Party to (i) make, change or rescind any material Tax election, (ii) make, change or rescind any material method of accounting for Taxes, (iii) consent to any extension or waiver of any limitation period with respect to any material Taxes, (iv) make a request for a Tax ruling or enter into a closing agreement, or settle or compromise any material audit, assessment, Tax claim or other controversy relating to Taxes, (v) file any material amended Tax Return, (vi) surrender any right to claim a refund or offset of any Taxes, (vii) alter the structure of its holdings of, or the manner or terms (including as to transfer pricing) of its dealings with, the other Transferred or Merged Entities of that Party where such alterations, individually or in the aggregate, would reasonably be expected to have material adverse Tax consequences;

17.	any initiation or settlement by a Transferred or Merged Entity or a Transferred Business of that Party of any litigation, arbitration, prosecution or other legal proceedings where the amount claimed is USD 10 million or more or where such litigation, arbitration, prosecution or other legal proceedings are otherwise material to the Transferred Business;

18.	any change by a Transferred or Merged Entity or a Transferred Business of that Party in its internal audit, compliance and anti-corruption controls, policies or procedures, except as required by Applicable Law or where such change results in greater conformity with best practice;

19.	a Transferred or Merged Entity or a Transferred Business of that Party cancelling or permitting to lapse any material insurance arrangement relating to the Transferred Business or of which a Transferred or Merged Entity is a beneficiary or loss-payable payee without replacement on like or better terms, or any amendment or modification thereto which would materially adversely affect a Transferred or Merged Entity’s rights with respect thereto existing on the date of this Agreement;

20.	the (i) employment of any new (whether as a result of an external hire or an internal promotion) Key Employee by a Transferred or Merged Entity of that Party other than as set out in paragraph 2 of Annex Q, (ii) dismissal of any Key Employee by a Transferred or Merged Entity of that Party, other than for cause, (iii) transfer of any Key Employee by a Transferred or Merged Entity of that Party to any entity that is not a Transferred or Merged Entity, or (iv) dismissal of a significant number of the employees of any Transferred or Merged Entity;

21.	without prejudice to the exception in paragraph 2 and 22, any increase of the remuneration or benefits (“benefits” including, for the avoidance of doubt, equity grants, bonus and other incentive arrangements or entitlements, pensions contributions subject to compliance with Applicable Law, severance or sign on packages and non-cash benefits such as company cars, holiday entitlement, flights, and insurance) of:

(a)	(or any grant or extension of any loan to) any of the directors, officers or Key Employees of a Transferred or Merged Entity of that Party;

(b)	any class of employees of a Transferred or Merged Entity of that Party, where such increase would be (in aggregate across such class) material to the relevant Transferred or Merged Entity,

in each case other than in the Ordinary Course;

22.	without prejudice to the exception in paragraph 21, any introduction of or the making of any commitments or material variation regarding any profit sharing, bonus, share option, pension, share incentive, change-in-control or other scheme for the benefit of any of the officers or employees of a Transferred or Merged Entity or a Transferred Business of that Party or any material amendment to any Benefit Plan in existence as of the date hereof or the creation of any material new arrangement that would be a Benefit Plan were it in existence as of the date hereof, in each case other than as set out in paragraph 2 of Annex Q;

23.	the:

(a)	entry into any agreement between a Transferred or Merged Entity and any trade union or any other employee representation body or any agreement that relates to any works council applicable to a Transferred or Merged Entity or a Transferred Business of that Party; or

(b)	modification of any such agreement in existence on the date of this Agreement except where such modification is required as a result of:

(i)	an Applicable Law being enacted, brought into force, amended, modified or re-enacted after the date of this Agreement; or

(ii)	a renegotiation of collective bargaining Contract terms scheduled prior to the date of this Agreement to take place between the date of this Agreement and Completion, as set forth on Annex Q, provided that this exception shall not apply to any terms relating to restructuring measures, including restructuring constraints, the modification of which shall require the prior written consent in writing of the Principal Parties;

24.	any material change to the types, scope or geographical location of the business activities undertaken by a Transferred or Merged Entity; or

25.	the authorisation, agreement or (legally or practically) commitment to do or take any of the foregoing acts or matters.

PART 3

Orange Group Company covenants

1.	POSITIVE COVENANTS

Orange, US HoldCo and MergeCo shall and shall procure that each other Orange Group Company shall:

(a)	act in accordance with, and consistent with the aims and intentions of, the Transaction Documents and the Step Plan; and

(b)	do all things necessary to effect the Combination Transactions (including in connection with the organization and incorporation of other Orange Group Companies and in contemplation of the operation of the Orange Group from and after Completion) in accordance with the Transaction Documents.

2.	NEGATIVE COVENANTS

The acts and matters referred to in clause 7.3 which require an Orange Group Company to obtain the prior written consent in writing of the Principal Parties are as follows:

(a)	any action which would adversely affect the ability of the Parties to consummate the transactions contemplated by (and on the terms set out in) this Agreement and the other Transaction Documents;

(b)	any action, omission or commitment inconsistent with the establishment of the Orange Group Companies for the sole purposes of (i) the funding and consummation of the transactions contemplated by the Transaction Documents and (ii) preparation for the post-Completion operation of the combined Transferred Businesses in accordance with the Shareholders Agreement and the Initial Business Plan as defined therein;

(c)	the:

(i)	conducting, transacting or otherwise engaging in, commitment to conduct, transact or otherwise engage in, or holding itself out as conducting, transacting or otherwise engaging in, any operations other than as a passive holding company of; and/or

(ii)	acquisition or ownership of any property or asset other than cash or,

the equity interests now owned by it or which the Transaction Documents and/or Step Plan contemplate it owning prior to Completion;

(d)	the creation, incurrence, assumption or sufferance to exist of any Debt or other obligation or liability (whether contingent or otherwise) other than (i) at or immediately prior to Completion, the Financing, and (ii) administrative expenses incurred in the ordinary course of its acting as a passive holding company;

(e)	the declaration or payment of any dividend or other distribution (including any redemption or purchase of equity interests);

(f)	the issuance of new equity or new capital, including shares or participation rights, and rights, options or warrants to purchase shares (or other convertible or quasi-equity securities);

(g)	any change to the Constitutional Documents of any Orange Group Company; or

(h)	the commencement or settlement of any legal proceedings or arbitration procedure, or the waiver or release of a claim, or the entry into of a settlement for claims.

SCHEDULE 4

RED WARRANTIES

1.	ORGANIZATION AND QUALIFICATION

1.1	Each Red Seller and each Black Group Company is duly organized, validly existing and is in good standing (with respect to jurisdictions that recognize such concept) in the jurisdiction of its incorporation.

1.2	Each Black Group Company has all requisite corporate power and corporate authority to own, lease and operate the properties it owns, leases or operates and collectively to conduct the Black Business as conducted on the date hereof.

1.3	Each Black Group Company is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the property owned, leased or operated by the Black Business as currently conducted is located or where the nature of the Black Business makes such qualification reasonably necessary, except in each case in those jurisdictions where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, result in a Black Business Material Adverse Change/Effect.

1.4	True and complete copies of the certificate of incorporation and by-laws (or other comparable governing documents) of each of the Black Group Companies as in effect on the date of this Agreement are contained in the Data Room. Other than the articles of association of the Black Group Companies, there are no agreements, arrangements or understandings between the Red Sellers or any of them and any other direct or indirect shareholder of a Black Group Company in relation to the exercise of shareholders’ or similar rights in a Black Group Company or the shares in a Black Group Company that affect the relevant Black Group Company following Completion.

1.5	Except for the existing profit and loss transfer agreements referenced in the Red Disclosure Letter, no Black Group Company is party to:

(a)	an enterprise agreement (Unternehmensvertrag) within the meaning of Sections 291 et seq. of the German Stock Corporation Act (AktG);

(b)	any silent partnership agreement; or

(c)	any similar agreement resulting in the transfer of, or giving any Red Seller or any other person any right in, the profits of a Black Group Company.

1.6	As of the Completion Date, neither a Red Seller nor any other third party has any rights to participate in the profits of a Black Group Company nor are there any profit participation rights or similar voting rights of a Red Seller or any other third party with respect to a Black Group Company.

1.7	No bankruptcy, insolvency or judicial composition proceedings have been commenced or, to the Knowledge of Red, applied for under any Applicable Law, against a Red Seller or a Black Group Company, nor are any enforcement measures pending or, to the Knowledge of Red, applied for, with respect to any property or other assets of the Red Sellers or any Black Group Company. To the Knowledge of Red, there are no circumstances which justify or require the institution of such proceedings or any actions seeking to void or challenge this Agreement under insolvency law. Neither any of the Red Sellers nor any Black Group Company are over-indebted, illiquid nor is illiquidity pending with respect to any of them.

2.	AUTHORITY; NO BREACH

2.1	Each of the Red Sellers and each of the Black Group Companies has all requisite corporate power and corporate authority to enter into each of the Transaction Documents to which it is a party and to perform its respective obligations hereunder and thereunder and to consummate the Black Contribution.

2.2	The execution, delivery and performance by each of the Red Sellers and the Black Group Companies of this Agreement and each of the Transaction Documents to which they are respectively a party and the consummation of the Black Contribution:

(a)	have been duly authorized by all necessary corporate action on the part of that person and (if applicable) its shareholders;

(b)	do not, assuming each of the Conditions is satisfied and the filings referred to in this Agreement are made in accordance with the terms hereof, require any consent or approval from, or the giving of any notice or making of any filings to, any Governmental Authority by Red, a Red Seller or a Black Group Company that have not already been obtained or made, other than in all cases where failure to obtain such consent or to give or make such notice or filing would not result in a Black Business Material Adverse Change/Effect or prevent or materially delay the consummation of the Combination Transactions; and

(c)	do not:

(i)	assuming all authorizations, consents and approvals to be obtained or made as Conditions have been obtained or made, violate any Applicable Law to which such persons are subject;

(ii)	(A) require a consent, notice or approval under, conflict with, result in a violation or breach of or constitute a default under, result in the acceleration of, or (B) create in any party the right to accelerate, terminate, vary or cancel, any Contract to which any of such persons is a party;

(iii)	(A) require a consent, notice or approval under, conflict with, result in a violation or breach of or constitute a default under, result in the acceleration of, or (B) create in any party the right to accelerate, terminate, vary or cancel, any Contract to which any of such persons is a party which governs or relates to the Indebtedness of the Black Business;

(iv)	create any Encumbrance (other than a Permitted Encumbrance) upon any of the properties or assets used or held for use in the Black Business; or

(v)	violate the certificate of incorporation, by-laws or other organizational documents of such person,

except with respect to all of the foregoing as referenced in the Red Disclosure Letter and except with respect to the foregoing sub-paragraphs (i), (ii), (iii) or (iv) as has not had or would not have a Black Business Material Adverse Change/Effect or prevent or materially delay the consummation of the Combination Transactions.

2.3	This Agreement has been (and each Transaction Document upon execution and delivery will be) duly executed and delivered by each of the Red Sellers and the Black Group Companies party thereto and constitutes (and each Transaction Document upon execution and delivery will constitute), assuming the due authorization, execution and delivery by each of the other parties hereto and thereto, the legal, valid and binding obligation of each of the Red Sellers and the Black Group Companies party hereto or thereto, as applicable, enforceable against the same in accordance with its and their respective terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Applicable Laws, now or hereafter in effect, relating to or affecting creditors’ rights generally and to general equitable principles.

3.	CAPITAL

3.1

The issued and authorized capital stock of Black amounted at 31 July 2015 (the “Capitalisation Date”) to EUR 196,534,547.74, divided into 76,585,192 registered no-par value shares (auf den Inhaber lautende Stückaktien) each representing a portion of the capital stock of EUR 2.57 (rounded), then documented by fourteen share certificates; as of the close of business in Frankfurt on the Capitalisation Date all such shares were issued and outstanding. Since the Capitalisation Date, no shares or other equity securities in

Black have been issued, or any right to such issuance been granted, except for (i) the conversion of the registered no-par value shares into 196,534,547 shares (GmbH-Geschäftsanteile) with a nominal amount of EUR 1 each and, in connection with the conversion of Black from a stock corporation (Aktiengesellschaft) into a limited liability company (Gesellschaft mit beschränkter Haftung) organised under the laws of Germany, a capital decrease in order to decrease the share capital to the nearest whole integer, with no change of shareholder identity and (ii) the issuance of shares as expressly contemplated by Clauses 7.6 and 8.5 (such aggregate shares, the “Black Ordinary Shares”). All of the issued and outstanding Black Ordinary Shares are at Completion duly authorized, validly issued, fully paid, not repaid and non-assessable and free of any pre-emptive rights or Encumbrances and issued in compliance with all Applicable Laws. There exists no authorized and contingent capital.

3.2	The Red Sellers together hold good, valid and marketable legal and beneficial title to the Black Shares, free and clear of all Encumbrances (save those arising under the Constitutional Documents of Black and Applicable Law).

3.3	There are no outstanding (i) securities convertible into or exchangeable for the capital stock of, or equity interests in, Black, (ii) options, warrants or other rights to purchase or subscribe for capital stock of, or equity interests in, Black, or (iii) Contracts or understandings of any kind requiring the issuance, transfer, repurchase, redemption, reacquisition or voting of any capital stock of, or equity interests in, Black, or any such convertible or exchangeable securities or any such options, warrants or rights, to which Black is party or by which Black is bound.

3.4	The Red Disclosure Letter refers to each Black Group Company, its jurisdiction of organization, the amount of its authorized and outstanding capital stock (or other equity interests in it) and the record and beneficial owner of such outstanding capital stock (or other equity interests). All the issued and outstanding capital stock (or other equity interests) of each of the Black Group Companies are duly authorized, validly issued, fully paid, not repaid and non-assessable and free of any pre-emptive rights or Encumbrances (save those arising under the Constitutional Documents of Black and Applicable Law). There are no outstanding (i) securities convertible into or exchangeable for the capital stock of, or equity interests in, any of the Black Group Companies, (ii) options, warrants or other rights to purchase or subscribe for capital stock of, or equity interests in, any of the Black Group Companies, or (iii) Contracts or understandings of any kind requiring the issuance, transfer, repurchase, redemption, reacquisition or voting of any capital stock of, or equity interests in, any of the Black Group Companies, or any such convertible or exchangeable securities or any such options, warrants or rights, to which a Black Group Company is party or by which a Black Group Company is bound.

3.5	There is no Person (other than another Black Group Company or Orange pursuant to the Transaction Documents) who is entitled to acquire or receive any shares of capital stock or other securities of any of the Black Group Companies.

3.6	The Red Disclosure Letter sets forth a list, or refers to a list in the Data Room, as of the date of this Agreement of all outstanding equity awards held by any employee, former employee, director, former director or independent contractor of Red or any Black Group Company that are settled in, or relate to, Black Ordinary Shares.

4.	BLACK GROUP

4.1	As of Completion, Black will hold, directly or indirectly, all right, title and interest to the equity interests of the Black Group Companies referred to in the Red Disclosure Letter (save Black itself), in each case, free and clear of all Encumbrances save those arising under the terms of the applicable Constitutional Documents and Applicable Law.

4.2	Except as referred to in the Red Disclosure Letter, none of the Black Group Companies has any Subsidiaries or owns or has an obligation under Contract to acquire, directly or indirectly, any equity interests, equity investments or debt securities in any Person (other than other Black Group Companies and equity or debt securities held as investments in the Ordinary Course of business which are not, individually or in the aggregate, material to the Black Group).

4.3	As of Completion, except as referred to in the Red Disclosure Letter, there are no outstanding bonds, debentures, notes or other Debt securities of the Black Group Companies.

4.4	Black does not, and prior to the Completion will not, own any White Common Stock.

4.5	As at the date hereof, Red does not own any White Common Stock.

5.	FINANCIAL STATEMENTS

5.1	Each of the audited consolidated financial statements relating to the Black Group for the three (3) financial years prior to Completion were, except as referred to in the Red Disclosure Letter, audited and provided with an auditors’ report and were prepared in accordance with Applicable Law and with German GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated assets, liabilities, financial position and profit or loss (as applicable) of Black and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

5.2	Each of the quarterly unaudited consolidated balance sheets and interim consolidated statements of income and cash flow information included by it in the Data Room or provided by it prior to the Completion Date were prepared in accordance with Applicable Law and with German GAAP applied on a consistent basis during the periods involved, except for the absence of normal year end closing procedures and adjustments, and fairly present in all material respects the financial condition and operations of the Black Business as of the date thereof.

5.3	Except for Liabilities (a) disclosed in the audited consolidated financial statements relating to the Black Group for the financial year ending December 31, 2014, or any notes thereto, (b) incurred in the Ordinary Course or pursuant to the Transaction Documents since December 31, 2014, (c) referred to in the Red Disclosure Letter, or (d) that are not reasonably likely to be material to the Black Business or prevent or materially delay the consummation of the Combination Transactions, none of the Black Group Companies has, or since December 31, 2014, has incurred, any Liabilities.

5.4	Except as otherwise contemplated by this Agreement, during the period from December 31, 2014 to the date of this Agreement:

(a)	the Black Group operated the Black Business in the Ordinary Course; and

(b)	there has not been a Black Business Material Adverse Change/Effect.

6.	INTERNAL CONTROLS AND PROCEDURES

6.1	Black has established and maintains, adheres to and enforces adequate and appropriate internal compliance functions, financial controls and procedures and disclosure and reporting controls and procedures, each which comply with Applicable Law and are effective in providing reasonable assurance:

(a)	that all material information required to be disclosed by the Black Group under Applicable Law is recorded, processed, summarized and reported within the time periods specified by Applicable Law, and that all such material information is accumulated and communicated to Black’s management as appropriate to allow timely decisions regarding required disclosure; and

(b)	regarding the reliability of financial reporting and the preparation of financial statements in accordance with Applicable Law and with German GAAP, including policies and procedures that:

(i)	require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Black Group Companies;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Applicable Law and with German GAAP, and that receipts and expenditures of the Black Group Companies are being made only in accordance with appropriate authorizations of management and, if required, the board of directors of Black; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Black Group Companies.

6.2	Except as referred to in the Red Disclosure Letter, in the last three years prior to the date of this Agreement, neither Black, nor to the Knowledge of Red, Black’s independent auditors have identified or been made aware of (A) any significant deficiency or material weakness, in each case which has not been subsequently remedied, in the system of internal control over financial reporting utilized by the Black Group taken as a whole, or (B) any fraud that involves the Black Group’s management or other employees who have a role in the preparation of financial statements with financial reporting oversight or the internal control over financial reporting utilized by the Black Group.

7.	ASSETS

7.1	The Black Group Companies have good and valid title to, or a valid and enforceable right to use, all assets (whether tangible or intangible) primarily used or primarily held for use in connection with the Black Business consistent with past practice (except, when this Warranty is repeated on Completion, such assets as have been sold or otherwise disposed of after the date hereof in compliance with this Agreement), in each case, free and clear of all Encumbrances, other than Permitted Encumbrances, except where the failure to have such title or right to use would not have a Black Business Material Adverse Change/Effect. There are no other entries or uncompleted applications for entries of Encumbrances in the land register. To the Knowledge of Red, there are no subserviencies, real estate obligations and restrictions under the law protecting the respective rights of the neighbours or other third-party rights with respect to the Owned Real Property and the HBR Real Property which are not entered in the land register. Apart from the rights registered in the land register, to the Knowledge of Red, neither the Owned Real Property nor the HBR Real Property is used by third parties (e.g., use of paths and supply lines) which use must be tolerated due to the owner’s or the HBR holder’s rights of defence having passed their statute of limitations. The Owned Real Property is not encroached upon by third parties and is not erected on the property of third parties. The HBR Real Property is not encroached upon by third parties either and it is not erected on the property of third parties, except for the property encumbered with the respective HBR.

7.2	As of the date hereof, the Red Disclosure Letter references, accurately in all material respects, (i) a true, correct and complete list of all the Black Group’s Owned Real Property as well as the HBR Real Property (including the address of each parcel of Owned Real Property and each parcel of HBR Real Property), and (ii) a true, correct and complete list of all the Black Group’s Real Property Leases and the address of each parcel of Leased Real Property.

7.3	A Black Group Company has fee simple absolute title (“ist Eigentümer”) to each Owned Real Property as well as to each HBR Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances and except in any case as would not individually or in the aggregate have a Black Business Material Adverse Change/Effect.

7.4	Except as referred to the Red Disclosure Letter, no Black Group Company has leased, subleased, licensed, granted a concession or other right or interest to any Person to use or occupy its Owned Real Property, its HBR Real Property or any portion thereof.

7.5	There are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Real Property or the HBR Real Property or any portion thereof or interest therein other than the statutory pre-emption rights of the relevant municipalities.

7.6	To the Knowledge of Red, there are no outstanding costs for development or other costs for development systems pursuant to the German Town and Country Planning Code, law on municipal Taxes and/or municipal by-laws, which systems have been installed completely or for which the duty to pay costs already exists, irrespective of whether they have already been specified by an official notice to pay the costs.

7.7	To the Knowledge of Red, neither the Owned Real Property nor the HBR Real Property is located in a redevelopment area. Neither the Owned Real Property nor the HBR Real Property lie in a mining area, in particular it does not lie above a mine or salt deposits.

7.8	There are no pending or, to the Knowledge of Red, threatened claims, arbitration procedures or any other important conflict regarding the Owned Real Property or the HBR Real Property.

7.9	A Black Group Company holds its Leased Real Property on terms and conditions in all material respects the same as those set forth in the Real Property Leases as of the date hereof, except as would not individually or in the aggregate have a Black Business Material Adverse Change/Effect. As of the date hereof, neither Red nor (to the Knowledge of Red) any of the Black Group Companies have received written notice of any pending, and to the Knowledge of Red, there is no threatened, condemnation proceeding with respect to any Owned Real Property.

7.10	Except as referred to the Red Disclosure Letter, with respect to each Real Property Lease:

(a)	such Real Property Lease is valid, binding and in full force and effect;

(b)	all rents were paid in full, there are no rent arrears;

(c)	the Combination Transactions do not require the consent of any other party to such Real Property Lease and will not result in a material breach of or default under such Real Property Lease;

(d)	no Black Group Company nor, to the Knowledge of Red, any other party to the Real Property Leases, is in material breach or default under such lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or default thereunder or would result in the premature termination of such lease;

(e)	no Black Group Company is currently subleasing, licensing or otherwise granting any Person the right to use or occupy such Leased Real Property or any portion thereof; and

(f)	as of the date hereof, neither Red nor, to the Knowledge of Red, any Black Group Company has received written notice of any pending, and to the Knowledge of Red, there is no threatened, condemnation proceeding with respect to any Leased Real Property, except in each case as has not or would not have a Black Business Material Adverse Change/Effect.

7.11	The assets which are the subject of the Warranties given by Red in this Schedule 4 constitute (when taken together with the rights under the Transitional Services Agreements) in all material respects all the assets necessary for the Black Group Companies to conduct the Black Business in the manner conducted during the three (3) months prior to the date hereof.

8.	INTELLECTUAL PROPERTY

8.1	The Black Group owns all right, title and interest in and to, free and clear of all Encumbrances (other than Permitted Encumbrances), or possesses valid and enforceable and adequate licenses or other legal rights to use, all material Intellectual Property Rights and Know-How that have been primarily used or held primarily for use in the past two (2) full calendar years prior to the date of this Agreement or, that are being used or held for use as of the date of this Agreement, in the operation of the Black Business (collectively, the “Black Business Intellectual Property Rights”). The Black Business Intellectual Property Rights, in each case, have a term of or are valid for at least six (6) months upon the date of this Agreement and will remain unaffected by the execution of this Agreement and the consummation of the transactions contemplated by this Agreement.

8.2

The Red Disclosure Letter sets forth a list, or refers to a list in the Data Room, of all German, US, foreign and multi-national, (i) patents and patent applications; (ii) Trademark registrations and applications

(including internet domain name registrations) and material unregistered Trademarks; (iii) copyright registrations and applications and (iv) material computer software, other than off-the-shelf software, in each case, owned by the Black Group and primarily used or held primarily for use in connection with the Black Business. A Black Group Company is the sole and exclusive legal and beneficial and, with respect to applications and registrations, record owner of all of such Intellectual Property Rights set out in the Red Disclosure Letter, and to the Knowledge of Red, all such material intellectual property rights are valid, subsisting and enforceable. The Intellectual Property Rights listed in the Red Disclosure Letter are not subject to any disputes, threatened in writing or pending, in or out of court.

8.3	Except as referred to in the Red Disclosure Letter, the conduct of the Black Business as currently conducted, and as conducted in the past three (3) full calendar years does not, to the Knowledge of Red, infringe, misappropriate, or otherwise violate, and has not infringed, misappropriated, or otherwise violated, in any material respect any Person’s Intellectual Property Rights, and to the Knowledge of Red, there has been no such dispute nor claim asserted or threatened (including in the form of offers or invitations to obtain a license) against a Black Group Company or, to the Knowledge of Red, any other Person. To the Knowledge of Red, no Person is materially infringing, misappropriating, or otherwise violating any material Intellectual Property Rights owned or material Intellectual Property Rights used, or held for use by the Black Group primarily in the conduct of the Black Business, and, to the Knowledge of Red, no such claims have been asserted or threatened in writing against any Person by a Black Group Company in the past three (3) full calendar years.

9.	LITIGATION

9.1	Except as referred to in the Red Disclosure Letter, there is no Proceeding pending or, to the Knowledge of Red, threatened in writing against a Black Group Company, by or before any Governmental Authority or by or on behalf of any third party that, if adversely determined, individually or in the aggregate, would (a) have a Black Business Material Adverse Change/Effect, (b) have, individually, a potential or claimed value in excess of USD 2,000,000 or (c) prevent or materially delay the consummation of the Combination Transactions.

9.2	There are no outstanding judgments, decrees or orders of any Governmental Authority against or binding on Red or a Black Group Company or relating to the Black Business except any such judgment, decree or order that has not had, and would not have, individually or in the aggregate, a Black Business Material Adverse Change/Effect.

10.	EMPLOYEE BENEFIT PLANS

10.1	The Red Disclosure Letter sets forth a list, or refers to a list in the Data Room, of each Benefit Plan of the Black Business, whether written or oral, which is:

(a)	material; or

(b)	a pension scheme, arrangement or commitment, provides for the payment of benefits in lieu of pension on termination of employment, or is a change in control, severance or retiree medical plan, agreement or arrangement, regardless of whether or not such schemes, plans, agreements, arrangements or commitments are material.

10.2	The Data Room contains true, correct and complete copies of:

(a)	the terms or governing documents of, and the most recent summary plan description (if required by its terms or by Applicable Law, or if otherwise available) prepared for, each Benefit Plan of the Black Business subject to Disclosure under this paragraph; and

(b)	the most recent actuarial reports on Benefit Plans of the Black Business that are pension plans.

10.3	No Benefit Plan of the Black Business is subject to ERISA, the Code or other United States laws applicable to employee benefit plans.

10.4	Except as would not have a Black Business Material Adverse Change/Effect, there are no pending or, to the Knowledge of Red, actual or threatened claims or complaints, investigations or audits with respect to any Benefit Plan of the Black Business (other than routine claims for benefits).

10.5	Except as would not have a Black Business Material Adverse Change/Effect, each Benefit Plan of the Black Business:

(a)	complies in all material respects with Applicable Law;

(b)	has been established, operated and administered in material compliance with its terms and with Applicable Law and the Black Group Companies have satisfied their obligations with respect to each Benefit Plan of the Black Business in all material respects;

(c)	has (where required) been registered and has been maintained in good standing with the applicable Governmental Authorities; and

(d)	is not underfunded.

10.6	All contributions required to be made to any Benefit Plan of the Black Business under applicable law, the terms of any such Benefit Plan or otherwise, and all premiums due or payable with respect to insurance policies funding any such Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid in full, have been fully reflected on the books and records of Black in accordance with German GAAP applied on a consistent basis. The consummation of the transactions contemplated hereby will not cause a statutory debt to become due under sections 75 or 75A of the Pensions Act 1995.

10.7	Except as would not have a Black Business Material Adverse Change/Effect:

(a)	to the extent applicable, all adjustments of on-going pension plans have been made in accordance with section 16 of the German Occupational Pensions Act; and

(b)	no Black Group Company has any liability with respect to the financing of a deferred compensation pension scheme.

10.8	Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event:

(a)	entitle any current or former employee, officer or director of a Black Group Company to any material bonus, severance pay, unemployment compensation or any other payment that must be paid by, provided by, or the cost of which is otherwise borne by any Black Group Company, except as expressly provided in this Agreement; or

(b)	give rise to any material liability under any Benefit Plan of the Black Business or accelerate the time of payment or vesting, or increase the amount of, compensation due to any current or former employee, officer or director, with respect to any compensation that must be paid by, provided by, or the cost of which is otherwise borne by any Black Group Company, in either case, which is material in aggregate to the individual Black Business, except as expressly provided in this Agreement.

10.9	No Benefit Plan of the Black Business provides for the payment by any Black Group Company of any Tax gross-up payments or similar payments in respect of any Taxes to any current or former employees or directors who provide or provided services to any Black Group Company.

10.10	Except as provided under Applicable Law or under a collective bargaining Contract, there are no limitations or restrictions on the right of Red or any Black Group Company, after the consummation of the transactions contemplated by this Agreement, to merge, amend or terminate any of the Benefit Plans referred to in the Red Disclosure Letter.

11.	TAX

11.1	All material Tax Returns required to be filed by or with respect to a Black Group Company have been duly and timely filed (taking into account applicable extensions), and each such Tax Return was true, complete and correct in all material respects.

11.2	All material Taxes and all material estimated Taxes:

(a)	due and owing by the Black Group Companies have been timely paid;

(b)	not yet due and owing by the Black Group Companies have been properly reserved for in accordance with the relevant accounting practices;

(c)	required to be withheld by the Black Group Companies have been so withheld, and such withheld Taxes have either been duly and timely paid to the proper Taxation Authority or properly provided for in accounts for such purpose and will be duly and timely paid to the proper Taxation Authority.

11.3	There are no current, pending, or, to the Knowledge of Red, threatened audits or other administrative or judicial proceedings in respect of Taxes which, if adversely determined, are reasonably expected to be, individually or in the aggregate, material to the Black Group Companies, or the Black Business, and, to the Knowledge of Red, no deficiency or claim for Taxes or any adjustment to Taxes with respect to which any of the Black Group Companies may be liable is asserted or threatened in writing by any Taxation Authority.

11.4	Except for agreements or arrangements entered into more than five years prior to the date of this Agreement in connection with the acquisition or disposition of the equity or substantially all the assets of any business entity, and except for agreements or arrangements entered into solely by and among Black Group Companies, no Black Group Company:

(a)	is a party to or bound by or has any obligation under any material income Tax separation, sharing, allocation or similar agreement or arrangement (other than customary indemnification obligations contained in contracts of which Tax is not the principal concern);

(b)	has within the last five years been a member of any consolidated, combined or unitary group (or any other fiscal consolidation) for purposes of filing Tax Returns or paying Taxes of which any Person other than a Black Group Company is a member; or

(c)	has within the last five years entered into any settlement agreement with any Taxation Authority with respect to any material Tax liability or is subject to any special arrangement (being an arrangement which is not based on the strict application of any relevant legislation or any published practice) of a Taxation Authority.

11.5	There are no material Encumbrances (other than Permitted Encumbrances) relating to Taxes upon the assets of the Black Business.

11.6	Each Black Group Company is and has at all times been resident for Tax purposes in the jurisdiction in which it was incorporated and is not and has not at any time been treated as resident in any other jurisdiction for any Tax purpose (including for the purpose of any double Tax treaty). Each Black Group Company is not, nor has it ever been, subject to Tax in any jurisdiction other than its place of incorporation by virtue of having a permanent establishment or other place of business in that jurisdiction.

11.7	To the Knowledge of Black, no Black Group Company has agreed to make, nor is required by Applicable Law to make, any adjustment for a taxable period ending after the Completion Date by reason of a change in tax accounting method or otherwise that would result in (i) the shifting of income from the pre-Completion period to the post-Completion period or (ii) the shifting of deductions from the post-Completion period to the pre-Completion period, except, in each case, where such adjustment has not had, nor is reasonably expected to have, individually or in the aggregate, a Black Business Material Adverse Effect.

12.	MATERIAL CONTRACTS

12.1	Except as referred to in the Red Disclosure Letter, none of the Black Group Companies is subject to any outstanding obligations under any of the following Contracts (individually, a “Material Contract” and, collectively, the “Material Contracts”):

(a)	any Contract of Material Value which contains a non-competition covenant that precludes or purports to preclude a Black Group Company or its Affiliates from operating in any geographic location or from hiring the staff of its choice;

(b)	any Contract relating to the formation, operation or management of any joint venture, alliance or partnership requiring annual payments by or to a Black Group Company in excess of EUR 5,000,000;

(c)	any Contract of Material Value:

(i)	providing any Person with a material exclusive dealing arrangement or the right of first refusal or first offer or similar type provision with respect to the disposition or acquisition of any material assets of the Black Business; or

(ii)	that grants any Person “most favoured nation” status;

(d)	any Contract of Material Value which is:

(i)	a sales agreement entered into with the customers of the Black Business;

(ii)	a marketing agreement in relation to sales;

(iii)	a purchase or supply agreement under which the Black Business acquires or is supplied with goods or services;

(iv)	a Contract relating to the Black Business’s use or ownership of or rights in any Intellectual Property Rights (whether restricting, enabling, licensing or otherwise affecting such Intellectual Property Rights); or

(v)	an outsourcing agreement;

(e)	any Contract:

(i)	entered into outside the Ordinary Course of the Black Business;

(ii)	entered into with a Red Seller or any of their respective Affiliates, except for contracts to which only Black Group Companies are a party; or

(iii)	entered into with any Governmental Authority

(f)	any Contract of Material Value which contains restrictions with respect to payment of dividends or any other distribution by any Black Group Company;

(g)	any Contract of Material Value entered into between Black Group Companies;

(h)	any Contract of Material Value in respect of which the potential liability of the Black Group Company party thereto is unlimited and could have a Black Business Material Adverse Change/Effect;

(i)	any Contract pursuant to which the Black Group receives a service which, if terminated, would have a Black Business Material Adverse Change/Effect;

(j)	any Contract of Material Value governing the terms by which a Black Group Company assumes any liability to Tax of any other Person which is not also a Black Group Company (other than customary indemnification obligations contained in contracts of which Tax is not the principal concern);

(k)	any Contract entered into outside the Ordinary Course that includes a warranty or indemnification obligation of any Black Group Company in respect of which claims remain possible by the terms of that Contract and in respect of which that Black Group Company has a maximum potential Liability in excess of EUR 5,000,000; and

(l)	any Contract of Material Value that (i) requires a consent or approval from any third party or (ii) provides for payments by a Black Group Company or (iii) permits a third party to terminate or modify such Contract, in each case as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, provided that for the purposes of the above “of Material Value” shall mean that such Contract is a Contract which is expected to generate annual net profit, require annual payments, or which otherwise has an annualised value, of EUR 5,000,000 or more.

12.2	Each of the Material Contracts is, in all material respects, in full force and effect, and is valid and, with respect to the Black Group Companies, enforceable in accordance with its terms, and with respect to the other parties thereto is, to the Knowledge of Red, enforceable in accordance with its terms, except that enforcement of any Material Contract may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Applicable Laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and general equitable principles.

12.3	There is no material breach of any Material Contract by a Black Group Company or its Affiliates party thereto, and to the Knowledge of Red no event in respect of the Black Business has occurred that, with the lapse of time or the giving of notice or both, would constitute a material default thereunder by a Black Group Company or its Affiliates party thereto. To the Knowledge of Red, there is no material breach of, any Material Contract by the relevant other party to a Material Contract and no event has occurred that would allow the relevant other parties to a Material Contract to terminate the Material Contract.

12.4	To the Knowledge of Red, no other contracting party to any Material Contract:

(a)	has given written notice to a Black Group Company or its Affiliates of, or made a written claim against a Black Group Company or its Affiliates with respect to, any material breach or default;

(b)	is in material breach thereof or has breached the same in any material respect within the twelve (12)-month period prior to the date hereof.

12.5	To the Knowledge of Red, none of the Black Group Companies or its Affiliates has received written notice that any party to any Material Contract intends to cancel or terminate any such Material Contract or to exercise or not exercise any option or extension right thereunder whether as a result of the Combination Transactions or otherwise.

12.6	Except as referred to in the Red Disclosure Letter, true, correct and complete copies of each Material Contract are included in the Data Room.

13.	PRODUCT LIABILITY

13.1	Except as referred to in the Red Disclosure Letter:

(a)	since December 31, 2014, there has been no material Proceeding pending or, to the Knowledge of Red, threatened against a Black Group Company with respect to any product liability; and

(b)	to the Knowledge of Red, there has not occurred any state of facts or circumstances that would give rise to any Proceeding that would have a Black Business Material Adverse Change/Effect,

with respect to any products manufactured, sold or distributed at any time by or on behalf of or in the name of or for the account of a Black Group Company, including any Proceeding on account of any express or implied warranty, except for Ordinary Course normal returns and allowances which have not had and would not have, individually or in the aggregate, a Black Business Material Adverse Change/Effect or a financial impact on a Black Group Company in excess of USD 2,000,000.

14.	MAJOR SUPPLIERS AND CUSTOMERS

14.1	The Red Disclosure Letter lists the top twenty (20) suppliers to, and top twenty (20) customers of, the Black Business as of the date of this Agreement, determined based on the Euro amount of goods and services such suppliers provided during the twelve (12) months ended December 31, 2014 (based on amounts paid by the Black Group) and that such customers have purchased during such period (based on revenue recognized during such period under German GAAP accounting), under their Contracts with the Black Group Companies.

14.2	Except as referred to in the Red Disclosure Letter, as of the date of this Agreement, none of the customers or suppliers identified pursuant to paragraph 14.1. above has cancelled, materially and adversely modified, or otherwise terminated its relationship with the Black Group, or materially decreased its custom, services, supplies or materials to the Black Group, nor to the Knowledge of Red has any such customer communicated in writing any intention to do any of the foregoing.

15.	COMPLIANCE WITH LAWS; PERMITS; ANTI-CORRUPTION

15.1	To the Knowledge of Red, the Black Group Companies are, and, have been since December 31, 2012, in compliance with all Applicable Laws except as have not had or would not have a Black Business Material Adverse Change/Effect and except Tax Laws (which are addressed elsewhere).

15.2	Except for those matters which, individually or in the aggregate, have not had and would not reasonably be expected to result in material liability to the Black Group:

(a)	no Black Group Company, nor any director, manager or employee of a Black Group Company has in the last five years, in connection with the Black Business, itself or, to the Knowledge of Red, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of a Black Group Company, taken any action in violation of the FCPA, since its coming into effect only, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable) to a Black Group Company and/or its directors, managers or employees;

(b)	no Black Group Company, nor any director, manager or employee of a Black Group Company, is, or in the past five years has been, subject to any actual, pending, or threatened Proceedings, or made any voluntary disclosures to any Governmental Authority, involving a Black Group Company in any way relating to the FCPA, since its coming into effect only, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable to a Black Group Company and/ or its directors, managers or employees);

(c)	each Black Group Company has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of that Black Group Company as required by the FCPA, since its coming into effect only, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable), in all material respects;

(d)	each Black Group Company has instituted policies and procedures reasonably designed to ensure compliance with the FCPA, since its coming into effect only, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable to a Black Group Company and/ or its directors, managers or employees), and maintains such policies and procedures in force; and

(e)	no officer or director of a Black Group Company is a Government Official.

15.3	The Black Group Companies possess all material permits, certificates, licenses, approvals, governmental franchises and other authorizations required under Applicable Laws (collectively, “Permits”) that are necessary for the operation of the Black Business as operated on the date hereof or the ownership of the assets of the Black Business, and all such Permits are validly held and in full force and effect and, to the Knowledge of Red, not threatened by circumstances that would enable their revocation or cancellation by a third party, except as have not had or would not have a Black Business Material Adverse Change/Effect.

15.4	The Black Group Companies are, and since December 31, 2012, have been, in compliance with the terms and conditions of the Permits, except as have not had or would not have a Black Business Material Adverse Change/Effect.

15.5	No Black Group Company, nor any director, officer or, to the Knowledge of Red, employee of any Black Group Company is, or has ever been, a Restricted Party.

15.6	No Black Group Company nor any director, officer or, to the Knowledge of Red, employee of any Black Group Company has engaged, or engages, in any activity, practice or conduct (or failure to act) which breaches or has breached any applicable Sanctions.

16.	LABOUR MATTERS

16.1	Except as referred to in the Red Disclosure Letter, no individuals providing services to any Black Group Company claim to be employees of Red or any of its other Subsidiaries.

16.2	Except as referred to in the Red Disclosure Letter and except as has not had or would not have a Black Business Material Adverse Change/Effect, with respect to the employees of the Black Group Companies:

(a)	The Black Group Companies are neither party to, nor bound by, any collective bargaining Contract or work rules or practices with any labour union, labour organization or works council; there are no collective bargaining Contracts or work rules or practices that pertain to any of the employees of the Black Group Companies; and no employees of the Black Group Companies are represented by any labour union, labour organization or works council with respect to their employment with the Black Group Companies.

(b)	No labour union, labour organization, works council, or group of employees of the Black Group Companies has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with or by the applicable Governmental Authority. To the Knowledge of Red, there is no labour union organizing activities with respect to any employees of the Black Group Companies.

(c)	From December 31, 2013, there has been no actual or, to the Knowledge of Red, threatened labour disputes, employment-related litigation, strikes, lockouts, slowdowns or work stoppages against or affecting the Black Group Companies.

(d)	The Black Group Companies and their respective employees, agents or representatives have not, to the Knowledge of Red, committed any material unfair labour practice contrary to Applicable Law.

(e)	The Black Group Companies are not required to provide notice to or obtain the consent of, or consult with, any labour union, labour organization, works council or group of employees of the Black Group Companies in connection with the execution of this Agreement, except for the Employee Notification Processes in respect of the Black Group set out in Annex C and any notices required to be provided under collective bargaining Contracts the failure of which to be provided would not, individually or in the aggregate, be material to the Black Business.

(f)	To the Knowledge of Red, the Black Group Companies: (i) have properly classified all of its workers as independent contractors or employees, (ii) have properly classified, recorded and documented the employment of all of its employees under Applicable Law, and (iii) are not delinquent in any payments to, or on behalf of, any current or former independent contractors or employees for any services or amounts required to be reimbursed or otherwise paid also including but not limited to the Minimum Wages Act (“Mindestlohngesetz”).

(g)

To the Knowledge of Red, no officer or director of a Black Group Company is in violation of any term of any employment agreement, non-disclosure agreement, statutory non-disclosure obligation, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by a Black Group Company or (ii) the use of trade secrets or proprietary information.

(h)	The execution of this Agreement and the consummation of the Transactions will not result in any breach or other violation of any collective bargaining Contract, employment agreement, consulting agreement or any other labour-related agreement to which a Black Group Company is a party and which is (or the class of arrangements on substantially the same terms of which it comprises part) is material to the Black Group.

16.3	There are no restructuring measures ongoing save as referenced in the Red Disclosure Letter or the Data Room. With regard to the restructuring measures referenced in the Red Disclosure Letter or the Data Room:

(a)	no Governmental Authority has prohibited or restricted the implementation of these restructuring measures;

(b)	no employee affected by the restructuring measures has raised any claim that would have a Black Business Material Adverse Change/Effect;

(c)	to the Knowledge of Red, the Black Group Companies involved in the restructuring measures are in material compliance with the related material requirements under Applicable Law;

(d)	to the Knowledge of Red, the actual restructuring costs for the time after 1 January 2013 as disclosed in the Data Room are true and correct; and

(e)	to the Knowledge of Red, budgeted restructuring costs as well as estimated headcount reductions and savings expected to arise and/or to be achieved after the date of this Agreement as disclosed in the Data Room were projected in good faith on the basis of honestly held assumptions which continue to be held as at the date hereof.

17.	ENVIRONMENTAL

17.1	To the Knowledge of Red, except as has not or would not have a Black Business Material Adverse Change/Effect, since December 31, 2012, the Black Group Companies: have at all times been, and are, in compliance with all material applicable Environmental Laws, including, but not limited to, possessing and complying with all Permits required for their operations under applicable Environmental Laws; and have not received any written communication, whether from a Governmental Authority or other Person, alleging that a Black Group Company is not in such compliance; and there are no past or present actions, conditions, activities, circumstances or occurrences that would prevent such compliance in the future.

17.2	Within 3 months of the date hereof, Red will deliver to the other Parties a complete list of all material Permits held by the Black Group Companies pursuant to applicable Environmental Laws as of the date of delivery.

17.3	Except as would not result in a Black Business Material Adverse Change/Effect, there is no Environmental Claim pending or threatened, against any Black Group Companies or, to the Knowledge of Red, against any Person whose liability for any Environmental Claim the Black Group Companies has retained or assumed either contractually or by operation of law, in each case relating to the Black Business.

17.4	To the Knowledge of Red, there are no past or present actions, conditions, activities, circumstances or occurrences, including the Release, threatened Release or presence of any Hazardous Material which could reasonably be expected to form the basis of any Environmental Claim relating to the Black Business against the Black Group Companies, or to the Knowledge of Red, against any Person whose liability for any Environmental Claim the Black Group Companies have retained or assumed either contractually or by operation of law, except in each case as would not result in a Black Business Material Adverse Change/Effect.

17.5	Except as set forth under the Red Disclosure Letter, none of the Black Group Companies is a party or subject to any administrative or judicial order or decree pursuant to the Environmental Laws, that could result into the cancellation, suspension, revocation, limitation, condition or substantial variation or modification of, or could reasonably prejudice the renewal of, the Permits and/or giving rise to a potential fine, except in each case as would not result in a Black Business Material Adverse Change/Effect.

17.6	To the Knowledge of Red, the Black Group Companies have not, and no other Person has, within the applicable statutory limitation period, stored, deposited, discharged, buried, dumped or disposed of Hazardous Materials on or beneath any Real Property currently or to the Knowledge of Red, formerly owned, operated or leased by the Black Group Companies, except for inventories of such substances to be used, and wastes generated therefrom, in the Ordinary Course of the Black Business, except in each case as would not result in a Black Business Material Adverse Change/Effect. With respect to any offsite disposal location used by the Black Group Companies to dispose of any Hazardous Materials, to the Knowledge of Red, there have been no Releases of Hazardous Materials on or underneath any of such location that would result in a Black Business Material Adverse Change/Effect.

17.7	The Data Room includes true, complete and correct copies of any reports, studies, analyses, tests or monitoring possessed by Red and the Black Group Companies pertaining to potential liability under any Environmental Law relating to Hazardous Materials in, on, beneath or adjacent to any Real Property currently or formerly owned, operated or leased by the Black Group Companies within the applicable statutory limitation period, or regarding the compliance by the Black Group Companies with applicable Environmental Laws, in each case relating to the Black Business.

18.	RELATED PARTY TRANSACTIONS

18.1	Except for those Contracts referred to in the Red Disclosure Letter, no Black Group Company is a party to any written Contract with any current or former director or officer (Vorstand, Aufsichtsrat, Geschäftsführer) of a Black Group Company.

18.2	The Red Disclosure Letter sets forth, or refers to the inclusion in the Data Room of, a true, correct, and complete list of:

(a)	any and all outstanding loans or other extensions of credit made or guaranteed by the Black Group Companies to or for the benefit of any current or former director, officer, stockholder or employee of the Black Group Companies (other than advances of business expenses in the Ordinary Course of business consistent with past practice) or to or for the benefit of a Red Seller or any of their Affiliates; and

(b)	any and all outstanding loans, guarantees, or other extensions of credit of any amount made to or for the benefit of the Black Group Companies by any current or former director, officer, stockholder or employee of the Black Group Companies or by a Red Seller or any of their Affiliates, and none of these loans, guarantees or other extensions of credit expires, terminates or will otherwise become repayable as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement.

19.	INSURANCE

19.1	The Red Disclosure Letter refers to a true, correct and complete list as of the date hereof of all insurance policies that relate to the Black Business or the Black Group Companies. Each such policy is in full force and effect on the date hereof and each such policy will be in full force and effect as of the Completion Date, in each case, in accordance with the terms of the Policies, or a substituted policy shall have been obtained therefor. These insurance policies cover the risks which are required by law to be covered (Plichtversicherungen), as well as all risks usually covered by companies engaged in similar businesses to the Black Group Companies.

19.2	To the Knowledge of Red, no Black Group Company is in material default with respect to its obligations under any of the policies. None of the Black Group Companies has received a written notice of cancellation or non-renewal of any policy or binder.

20.	GUARANTEES AND FINANCINGS

20.1	The Red Disclosure Letter references, as of the date of this Agreement, each guarantee, indemnity, surety bond, letter of credit and letter of comfort (each, a “Guarantee”), issued by a Black Group Company in favour of Red or its Affiliates other than the Black Group.

20.2	The Red Disclosure Letter references, as of the date of this Agreement, all Guarantees issued by Red or its Affiliates other than the Black Group on behalf of any Black Group Company.

20.3	The Red Disclosure Letter references a true, correct and complete list as of the date hereof of all loan agreements, notes, letters of credit and other evidences of long-term and short-term indebtedness to which a Black Group Company is a party and which individually exceeds an amount or EUR 5,000,000, any related interest rate swap, currency contracts, hedging instruments or other derivative instruments, guarantees, sureties and letters of comfort (including off-balance sheet commitments) as well as any other financing arrangements (including sale and lease-back arrangements, instalment purchases and bank letters or agreements confirming lines of credit) (each a “Financing Arrangement”).

20.4	There is no pending material event of default under, or breach of, any material Financing Arrangement by a Black Group Company or its Affiliates party thereto, and to the Knowledge of Red, no event in respect of the Black Business has occurred that, with the lapse of time or the giving of notice or both, would constitute an event of default thereunder by a Black Group Company or its Affiliates party thereto.

20.5	The business and operations of the Black Group do not trigger the requirement for a banking licence pursuant to Section 32 of the German Banking Act (Kreditwesengesetz).

20.6	The Data Room includes sets forth a true, correct and complete list as of the date hereof of all government grants, subsidies and similar financial assistances to any Black Group Company and any other aid (whether in the form of loans, grants, subsidies, guarantees or financial assistance) (each a “State Aid”) received by any Black Group Company from any national, regional or local authority or public body which individually exceed EUR 1,000,000. Except as disclosed in the Red Disclosure Letter, the Black Group Companies:

(a)	have used all State Aids in compliance with the respective grant notifications, agreements and/or other terms and conditions applying thereto, in each case as in effect on the date of this Agreement; and

(b)	are under no obligation (also considering the implemented restructuring measures) to repay any State Aid, nor, to the Knowledge of Red, is any such obligation threatening.

20.7	None of the State Aids granted to a Black Group Company will have to be repaid in whole or in part, and no State Aid may be revoked, rescinded, cancelled or otherwise terminated as a consequence of the consummation of the transactions contemplated under this Agreement or as a consequence of a restructuring measure as referenced in the Red Disclosure Letter.

21.	NO SECURITY

No mortgages, pledges, liens or other security interest, liens or encumbrances have been granted over any assets of any Black Group Company.

22.	CASH POOLING

22.1	No company other than Black Group Companies are participating in the cash pooling being in place between, inter alia, Black as the holder of the master account to which positive balances of accounts of the other cash pool participants are swept and the other Black Group Companies and there are no other sweeping or transfer or similar arrangements in place allowing the transfer of balances of accounts of any Black Group Company to any account of an account holder outside the Black Group.

22.2	The cash pooling has been set up and carried out in compliance with Applicable Law, in particular with respect to the Black Group Companies all capital maintenance requirements have been constantly observed.

23.	NO BONUSES, COMMISSIONS OR FINDERS’ FEES

The Black Group Companies are under no obligation to pay any commissions or fees to any broker, finder or agent with respect to the execution of any of the Transaction Documents or the consummation of the transactions contemplated hereunder or thereunder. Except as disclosed in the Red Disclosure Letter, no director, officer or employee of the Black Group Companies is entitled to receive a bonus, payment, guarantee or similar or other benefit from, or is to be held harmless against, any disadvantages by any of the Black Group Companies or the Red Sellers or the Red Sellers’ Affiliates as a result of the execution of any of the Transaction Documents or the consummation of the transactions contemplated hereunder or thereunder.

24.	APPLICATION AND DISCLOSURE DOCUMENTS

24.1	None of the information supplied or to be supplied by Red for inclusion or incorporation by reference in an Application and Disclosure Document will, at the time the relevant Application and Disclosure Document or any amendment or supplement thereto is finally filed with the applicable Review Authority, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Red with respect to statements made or omitted to be made or incorporated by reference in an Application and Disclosure Document based on information supplied or failed to be supplied by or on behalf of any other Party for inclusion or incorporation by reference therein.

SCHEDULE 5

WHITE WARRANTIES

1.	ORGANIZATION AND QUALIFICATION

1.1	Each White Group Company (which for the sole purpose of the provisions of this Schedule 5 shall include Infineo Recyclage SAS) is duly organized or incorporated, validly existing and is in good standing (with respect to jurisdictions that recognize that concept) under the Applicable Law of its jurisdiction of incorporation or organization.

1.2	Each White Group Company incorporated in Luxembourg has its place of effective management and central administration (administration central) in Luxembourg.

1.3	Each White Group Company has all requisite corporate power and corporate authority to own, lease and operate the properties it owns, leases or operates and to conduct the White Business as conducted on the date hereof.

1.4	Each White Group Company is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the property owned, leased or operated by the White Business is located or where the nature of the White Business makes such qualification reasonably necessary, except in each case in those jurisdictions where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, result in a White Business Material Adverse Change/Effect.

1.5	True and complete copies of the certificate or articles of incorporation or association and by-laws (or other comparable governing documents) of each of the White Group Companies as in effect on the date of this Agreement and as of Completion are included in the Data Room.

1.6	Each of the White Group Companies is Solvent.

2.	AUTHORITY; NO BREACH

2.1	White has all requisite corporate power and corporate authority to enter into each of the Transaction Documents to which it is a party and to perform its respective obligations hereunder and thereunder and to consummate the White Merger, subject only to the White Stockholder Approval.

2.2	The execution, delivery and performance by each of the White Group Companies, as applicable, of this Agreement and each of the Transaction Documents to which they are respectively a party and the consummation of the White Merger:

(a)	have been duly authorized by all necessary corporate action (including the White Board and the franchise relationship committee thereof) on the part of that person and (if applicable) its shareholders subject only (in the case of White) to the White Stockholder Approval;

(b)	do not, assuming each of the Conditions is satisfied and the filings referred to in this Agreement and the White Merger Agreement (including the Certificate of Merger, as defined in the latter) are made in accordance with the terms hereof, require any consent or approval from, or the giving of any notice or making of any filings to, any Governmental Authority by a White Group Company that have not already been obtained or made, other than in all cases where failure to obtain such consent or to give or make such notice or filing would not result in a White Business Material Adverse Change/Effect or prevent or materially delay the consummation of the Combination Transactions; and

(c)	do not:

(i)	assuming all authorizations, consents and approvals to be obtained or made as Conditions have been obtained or made, violate any Applicable Law to which such persons are subject;

(ii)	(A) require a consent, notice or approval under, conflict with, result in a violation or breach of or constitute a default under, result in the acceleration of, or (B) create in any party the right to accelerate, vary, terminate or cancel, any Contract to which such person is a party;

(iii)	(A) require a consent, notice or approval under, conflict with, result in a violation or breach of, constitute a default under, result in the acceleration of, or (B) create in any party the right to accelerate, vary, terminate or cancel, any Contract to which any of such persons is a party which governs or relates to the Indebtedness of the White Business;

(iv)	create any Encumbrance (other than a Permitted Encumbrance) upon any of the properties or assets used or held for use in the White Business; or

(v)	violate the Constitutional Documents of such Person,

except with respect to all of the foregoing as set forth or referred to in the White Disclosure Letter and except with respect to the foregoing subparagraphs (i), (ii), (iii) or (iv) as has not had or would not have a White Business Material Adverse Change/Effect or prevent or materially delay the consummation of the Combination Transactions.

2.3	No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any similar anti-takeover provision in any member of the White Group Company Constitutional Documents is applicable to White, any shares in White, the White Merger or the other transactions in which White will participate contemplated by the Transaction Documents.

2.4	This Agreement has been (and each Transaction Document upon execution and delivery will be) duly executed and delivered by each of White and the White Group Companies party thereto and constitutes (and each Transaction Document upon execution and delivery will constitute), assuming the due authorization, execution and delivery by each of the other parties hereto and thereto, the legal, valid and binding obligation of each of White and the White Group Companies party hereto or thereto, as applicable, enforceable against the same in accordance with its and their respective terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Applicable Laws, now or hereafter in effect, relating to or affecting creditors’ rights generally and to general equitable principles.

2.5	The board of directors of White and the franchise relationship committee thereof has unanimously determined that the Transaction Documents to which a White Group Company is to be party and the transactions contemplated thereby are fair to and in the best interests of White and its stockholders and approved and declared advisable this Agreement and the White Merger Agreement and the White Merger and the other transactions contemplated hereby and thereby. The board of directors of White has received the opinion of Lazard Frères & Co. LLC, and the franchise relationship committee of the board of directors of White has received the opinion of Credit Suisse Securities (USA) LLC, in each case, to the effect that, as of the date of such opinion, the White Cash Consideration and the Orange Shares to be received in consideration for the White Merger under the White Merger Agreement are fair, from a financial point of view, to holders (other than as set forth in such opinion) of shares of White Common Stock, and a copy of each such opinion will be provided to Orange solely for information purposes after receipt thereof by White. Accordingly, as of the date hereof, the board of directors of White (i) has resolved to recommend adoption of the “agreement of merger” (as such term is used in section 251 of the General Corporate Law of the State of Delaware) to the White Stockholders (as the White Recommendation), and (ii) directed that the “agreement of merger” (as such term is used in section 251 of the General Corporate Law of the State of Delaware) be submitted to the White Stockholders for their adoption.

3.	CAPITAL

3.1

The authorized capital stock of White consists of one billion one hundred million (1,100,000,000) shares, consisting of one billion (1,000,000,000) shares of White Common Stock, par value $0.01 per share and one hundred million (100,000,000) shares of preferred stock, par value $0.01 per share (the “White Preferred Stock”). As of the close of business in Delaware on the Capitalisation Date (i) 226,894,149 shares of White Common Stock were issued and outstanding; (ii) 7,819,657 shares of White Common Stock were reserved and available for issuance pursuant to the White shareholder approved equity compensation plans in effect on the date hereof (the “White Equity Plans”); (iii) no shares of White Preferred Stock were issued and outstanding; and (iv) 10,601,444 White Equity Awards were outstanding. Since the Capitalization Date, except for shares of White Common Stock issued pursuant to White Equity Plans (which shares were reserved and available for issuance pursuant to White Equity Plans Capitalisation Date) no shares of White Common Stock, White Preferred Stock or other equity securities in White have been issued, or any right to such issuance been granted save in compliance with this Agreement. All of the issued and outstanding White Common Stock is, and all White Common Stock or White Preferred Stock subject to issuance (upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable) will be, duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights or Encumbrances (save those arising under Applicable Law or the Constitutional Documents of White) and issued in compliance with all Applicable Laws.

3.2	Except as set forth in paragraph 3.1 of this Schedule, there are no outstanding (i) securities convertible into or exchangeable for the capital stock of, or equity interests in, White, (ii) options, warrants or other rights to purchase or subscribe for capital stock of, or equity interests in, White, or (iii) Contracts or understandings of any kind requiring the issuance, transfer, repurchase, redemption, reacquisition or voting of any capital stock of, or equity interests in, White, or any such convertible or exchangeable securities or any such options, warrants or rights, to which White is a party or by which White is bound.

3.3	The Red Disclosure Letter refers to each White Group Company, its jurisdiction of incorporation or organization, the amount of its authorized and outstanding or issued capital stock (or other equity interests) and the record and beneficial owner of such outstanding or issued capital stock (or other equity interests). All the issued and outstanding or issued capital stock (or other equity interests) of each of the White Group Companies are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights which would be triggered by transactions contemplated under the Transaction Documents or Encumbrances (other than Permitted Encumbrances). There are no outstanding (i) securities convertible into or exchangeable for the capital stock of, or equity interests in, or profit participation in, any of the White Group Companies, (ii) options, warrants or other rights to purchase or subscribe for capital stock of, or equity interests in, any of the White Group Companies, or (iii) Contracts or understandings of any kind requiring the issuance, transfer, repurchase, redemption, reacquisition or voting of any capital stock of, or equity interests in, any of the White Group Companies, any such convertible or exchangeable securities or any such options, warrants or rights, pursuant to which, in any of the foregoing cases, a White Group Company is a party or by which a White Group Company is bound.

3.4	There is no Person (other than another White Group Company or Orange pursuant to the Transaction Documents) who is entitled to acquire or receive any shares of capital stock or other securities of any of the White Group Companies.

3.5	The White Disclosure Letter sets forth a list, or refers to a list as of July 31, 2015 of all outstanding equity or equity-based awards held by any employee, former employee, director, former director or independent contractor of any White Group Company that are settled in, or relate to, White Common Stock or White Preferred Stock, including if applicable the exercise or purchase price of any such awards, the vesting and/or settlement schedule of all such awards, and whether the vesting, settlement or exercisability of such awards accelerates as a result of the transactions contemplated by this Agreement.

4.	WHITE GROUP

4.1	As of Completion, White will hold, directly or indirectly, all right, title and interest to the equity interests of the White Group Companies (save White itself), in each case, free and clear of all Encumbrances save those arising under the terms of the applicable Constitutional Documents and Applicable Law.

4.2	Except as referred to in the White Disclosure Letter, none of the White Group Companies has any Subsidiaries or owns or has an obligation under Contract to acquire, directly or indirectly, any equity interests, equity investments or debt securities in any Person (other White Group Companies and equity or debt securities held as investments in the Ordinary Course which are not, individually or in the aggregate, material to the White Group).

4.3	As of the date hereof, except as referred to in the White Disclosure Letter, there are no outstanding bonds, debentures, notes or other Debt securities of the White Group Companies.

5.	SEC REPORTS

5.1	White has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act, since December 31, 2012 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “White Reports”).

5.2	White has included in the Data Room complete and correct copies of (i) the White Reports, (ii) all comment letters received by White from the SEC since the Applicable Date relating to the White Reports and (iii) all written responses of White thereto. As of the date of this Agreement, (i) there are no outstanding or unresolved comments in any such comment letters received by White from the SEC and (ii) none of the White Reports is the subject of any ongoing review by the SEC.

5.3	Each of the White Reports, at the time of its filing or being furnished, complied or, if amended or superseded, at the time of its filing or furnishing, or if not yet filed or furnished, will comply in all material respects as to form and content with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the White Reports.

5.4	As of their respective dates (or, if amended, supplemented or restated prior to the date of this Agreement, as of the date of the filing or furnishing of the relevant amendment, supplement or restatement), the White Reports did not, and any White Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each White Report that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not, and each such White Report filed subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

5.5	Neither White nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among White and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, White or any of its Subsidiaries in White’s or such Subsidiary’s published financial statements or other White Reports.

5.6

Each required form, report and document containing financial statements that has been filed with or submitted to the SEC by White since the Applicable Date was accompanied by the certifications required to be filed or submitted by White’s principal executive officer and principal financial officer, as required, pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act. White is in compliance with, and since the Applicable Date has been in compliance with, all current listing and corporate governance requirements of the NYSE and is in compliance, and since the Applicable Date has been in compliance, with all rules, regulations and requirements of the Sarbanes Oxley Act. None of White, any current executive officer of White or any former executive officer of White has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications made with respect to the White Reports filed prior to the date of this Agreement.

6.	FINANCIAL STATEMENTS

6.1	The audited consolidated financial statements of White included or incorporated by reference in the White Reports filed with the SEC since January 1, 2012 (including the audited consolidated balance sheet of White as of December 31, 2014 (the “Audited White 2014 Balance Sheet”) and the related audited consolidated statement of income and cash flows for the twelve (12)-month period then ended (collectively, with the Audited White 2014 Balance Sheet, the “Audited White 2014 Financial Statements”)) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, and such, together with all other full-year financial statements provided by it, were prepared in accordance with Applicable Law and with US GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of White and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited consolidated interim financial statements included in such White Reports, to normal year-end adjustments and the absence of complete footnotes).

6.2	Each of the quarterly unaudited consolidated balance sheets and interim consolidated statements of income and cash flow information included by it in the Data Room or provided by it prior to the Completion Date were prepared in accordance with Applicable Law and with US GAAP applied on a consistent basis during the periods involved, except for the absence of normal year end closing procedures and adjustments, and fairly present in all material respects the financial condition and operations of the White Business as of the date thereof.

6.3	Except for Liabilities (a) disclosed in the Audited White 2014 Financial Statements or any notes thereto, (b) incurred in the Ordinary Course or pursuant to the Transaction Documents since December 31, 2014, or (c) that are not reasonably likely to be material to the White Business or prevent or materially delay the consummation of the Combination Transactions, none of the White Group Companies has, or since December 31, 2014, has incurred, any Liabilities.

6.4	Except as otherwise contemplated by this Agreement, during the period from December 31, 2014, to the date of this Agreement:

(a)	the White Group operated the White Business in the Ordinary Course; and

(b)	there has not been a White Business Material Adverse Change/Effect.

7.	INTERNAL CONTROLS AND PROCEDURES

7.1

White has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act), each which comply with Applicable Law and are effective in providing reasonable assurance that all material information required to be disclosed by the White Group under Applicable Law (including in the reports that it files or furnishes under the Exchange Act) is recorded, processed, summarized and reported within the time periods specified by Applicable Law (including in the rules and forms of the SEC), and that all such material information is accumulated and communicated to White’s management as appropriate to allow timely decisions regarding required disclosure; and to make the certifications required pursuant to Section 302 and 906 of the Sarbanes-Oxley Act; and

7.2	White adheres to and enforces adequate and appropriate internal compliance functions, financial controls and procedures and disclosure and reporting controls and procedures regarding the reliability of financial reporting and the preparation of financial statements in accordance with US GAAP, including policies and procedures that:

(i)	require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the White Group Companies;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the White Group Companies are being made only in accordance with appropriate authorizations of management and, if required, the board of directors of White; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the White Group Companies.

7.3	White’s management has completed its assessment of the effectiveness of White’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2014, and such assessment concluded that such controls were effective.

7.4	Neither White, in the last three years prior to the date of this Agreement, nor to the Knowledge of White, White’s independent auditors have identified or been made aware of (A) any significant deficiency or material weakness, in each case that has not been subsequently remediated, in the system of internal control over financial reporting utilized by the White Group taken as a whole, or (B) any fraud that involves the White Group’s management or other employees who have a role in the preparation of financial statements with financial reporting oversight or the internal control over financial reporting utilized by the White Group.

8.	ASSETS

8.1	The White Group Companies have good and valid title to, or a valid and enforceable right to use, all assets (whether tangible or intangible) primarily used or primarily held for use in connection with the White Business consistent with past practice (except, when this Warranty is repeated on Completion, such assets as have been sold or otherwise disposed of after the date hereof in compliance with this Agreement), in each case, free and clear of all Encumbrances, other than Permitted Encumbrances, except where the failure to have such title or right to use would not have a White Business Material Adverse Change/Effect.

8.2	As of the date hereof, the White Disclosure Letter references, accurately in all material respects and sets forth, (i) a true, correct and complete list of all the White Group’s Owned Real Property (including the address of each parcel of Owned Real Property), and (ii) a true, correct and complete list of all the White Group’s Real Property Leases and the address of each parcel of Leased Real Property.

8.3	Except as referred to in the White Disclosure Letter, a White Group Company has fee simple absolute title to each Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances and except in any case as would not individually or in the aggregate have a White Business Material Adverse Change/Effect.

8.4	Except as referred to in the White Disclosure Letter, no White Group Company has leased, subleased, licensed, granted a concession or other right or interest to any Person to use or occupy the Owned Real Property or any portion thereof.

8.5	Except as referred to in the White Disclosure Letter, there are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein.

8.6	Each White Group Company holds its Leased Real Property on terms and conditions in all material respects the same as those set forth in the Real Property Leases as of the date hereof, except as would not individually or in the aggregate have a White Business Material Adverse Change/Effect. As of the date hereof, neither White nor (to the Knowledge of White) any of the White Group Companies have received written notice of any pending, and to the Knowledge of White, there is no threatened, condemnation proceeding with respect to any Owned Real Property.

8.7	Except as referred to in the White Disclosure Letter, with respect to each Real Property Lease:

(a)	such Real Property Lease is valid, binding and in full force and effect and all rents are paid in full;

(b)	the Combination Transactions do not require the consent of any other party to such Real Property Lease and will not result in a material breach of or default under such Real Property Lease;

(c)	no White Group Company nor, to the Knowledge of White, any other party to the Real Property Leases, is in material breach or default under such lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or default thereunder or would result in the premature termination of such lease;

(d)	no White Group Company is currently subleasing, licensing or otherwise granting any Person the right to use or occupy such Leased Real Property or any portion thereof; and

(e)	as of the date hereof, neither White nor, to the Knowledge of White, any White Group Company has received written notice of any pending, and to the Knowledge of White, there is no threatened, condemnation proceeding with respect to any Leased Real Property, except in each case as has not or would not have a White Business Material Adverse Change/Effect.

8.8	The assets which are the subject of the Warranties given by White in this Schedule 5 constitute in all material respects all the assets necessary for the White Group Companies to conduct the White Business in the manner conducted during the three (3) months prior to the date hereof.

9.	INTELLECTUAL PROPERTY

9.1	The White Group owns all right, title and interest in and to, free and clear of all Encumbrances (other than Permitted Encumbrances), or possesses valid and enforceable and adequate licenses or other legal rights to use, all material Intellectual Property Rights that are primarily used or held for use primarily in the operation of the White Business (collectively, the “White Business Intellectual Property Rights”).

9.2	The White Disclosure Letter sets forth a list of all (i) patents and patent applications; (ii) Trademark registrations and applications (including Internet domain name registrations) and material unregistered Trademarks; (iii) copyright registrations and applications; (iv) material trade secrets and (v) material computer software, in each case, owned or licensed by the White Group and primarily used or held for use primarily in connection with the White Business. A White Group Company is the sole and exclusive beneficial and, with respect to applications and registrations, record owner of all of such Intellectual Property Rights, and to the Knowledge of White all of such material Intellectual Property Rights are valid, subsisting and enforceable.

9.3	To the Knowledge of White, nothing has been done or omitted to be done by any White Group Company which would jeopardise the validity or subsistence of any registered White Business Intellectual Property Right.

9.4

Except as referred to in the White Disclosure Letter, the conduct of the White Business as currently conducted, and as conducted in the past three (3) full calendar years does not, to the Knowledge of White, infringe, misappropriate, or otherwise violate, and has not infringed, misappropriated, or otherwise violated, in any material respect any Person’s Intellectual Property Rights, and, to the Knowledge of White, there has been no such dispute nor claim asserted or threatened in writing (including in the form of offers or invitations to obtain a license) against a White Group Company or, to the Knowledge of White, any other Person. To the Knowledge of White, no Person is materially infringing, misappropriating, or otherwise violating any material Intellectual Property Rights owned or material Intellectual Property Rights used, or held for use by the White Group in the conduct of the White Business, and, to the Knowledge of White, no such claims have been asserted or threatened in writing against any Person by a White Group Company in the past three (3) full calendar years.

9.5	For the purposes of this and the following two paragraphs, “Systems” means all the software, hardware, network and telecommunications equipment and internet-related information technology that are material to any White Group Company in connection with the operation of the White Business as currently conducted.

9.6	A White Group Company is the exclusive owner and has direct control of and/or is validly licensed or otherwise authorised to use the Systems.

9.7	To the Knowledge of White, in the past three (3) full calendar years, there have been no security breaches, breakdowns, malfunctions, data loss, failures or other defects in the Systems which have had a White Business Material Adverse Change/Effect.

10.	LITIGATION

10.1	Except as referred to in the White Disclosure Letter, there is no Proceeding pending or, to the Knowledge of White, threatened in writing against a White Group Company, by or before any Governmental Authority or by or on behalf of any third party that, if adversely determined, individually or in the aggregate, would (a) have a White Business Material Adverse Change/Effect, (b) have, individually, potential or claimed value in excess of $2,000,000, or (c) prevent or materially delay the consummation of the Combination Transactions.

10.2	There are no outstanding judgments, decrees or orders of any Governmental Authority against or binding on White or a White Group Company relating to the White Business except any such judgment, decree or order that has not had, and would not have, individually or in the aggregate, a White Business Material Adverse Change/Effect.

11.	EMPLOYEE BENEFIT PLANS

11.1	The White Disclosure Letter sets forth or refers to a list in the Data Room of each Benefit Plan of the White Business, whether written or oral, which is:

(a)	material; or

(b)	a pension scheme, arrangement or commitment, provides for the payment of benefits in lieu of pension on termination of employment, or is a change in control, severance or retiree medical plan, agreement or arrangement, regardless of whether or not such schemes, plans, agreements, arrangements or commitments are material.

11.2	The Data Room contains true, correct and complete copies of:

(a)	the terms or governing documents of, and the most recent summary plan description (if required by its terms or by Applicable Law, or if otherwise available) prepared for, each Benefit Plan of the White Business subject to Disclosure under paragraph 11.1;

(b)	the most recent actuarial reports on Benefit Plans of the White Business that are pension plans, and, in respect of the UK, the latest actuarial valuation, the schedule of contributions (prepared in accordance with section 227 of the Pensions Act 2004) and the statement of investment principles (prepared in accordance with section 35 of the Pensions Act 1995),

11.3	Except as would not have a White Business Material Adverse Change/Effect, there are no pending or, to the Knowledge of White, actual or threatened claims or complaints, investigations or audits with respect to any Benefit Plan of the White Business (other than routine claims for benefits).

11.4	Except as would not have a White Business Material Adverse Change/Effect, each Benefit Plan of the White Business:

(a)	complies in all material respects with Applicable Law;

(b)	has been established, operated and administered in material compliance with its terms and with Applicable Law, including ITEPA, the Equality Act 2010, ERISA and the Code and the White Group Companies have satisfied their obligations with respect to each Benefit Plan of the White Business in all material respects;

(c)	has (where required) been registered and has been maintained in good standing with the applicable Governmental Authorities; and

(d)	is not underfunded.

11.5	All contributions and any statutory debts which are required or could be required to be made to any Benefit Plan of the White Business under Applicable Law, the terms of any such Benefit Plan or otherwise, and all premiums due or payable with respect to insurance policies funding any such Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid in full, have been fully reflected on the books and records of White in accordance with U.S. GAAP applied on a consistent basis. The consummation of the transactions contemplated hereby will not cause a statutory debt to become due under sections 75 or 75A of the Pensions Act 1995.

11.6	Each Benefit Plan of the White Business intended to qualify under Section 401 of the Code or under Schedule 2, 3, 4 or 5 of ITEPA has received a current, favourable determination letter or as applicable has been notified to HM Revenue & Customs as meeting the relevant statutory requirements, and, to the Knowledge of White, no actions have occurred and no circumstances exist which are likely to result in the loss of the qualified status of such Benefit Plans (whether as a result of a withdrawal of approval, a disqualifying event, the relevant Benefit Plan ceasing to meet the applicable statutory requirements or otherwise).

11.7	[deliberately left blank]

11.8	No Benefit Plan of the White Business is and except as would not have a White Business Material Adverse Change/Effect does not otherwise have any liability with respect to any of the following: (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) any plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, or (iv) a “multi-employer scheme” as defined in section 75A of the UK Pensions Act 1995.

11.9	No Benefit Plan of the White Business provides medical benefits (whether or not insured), beyond retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Reconciliation Act of 1985 or similar state law.

11.10	Except as would not have a White Business Material Adverse Change/Effect, each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has:

(a)	been maintained and operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder so as to avoid any Tax under Section 409A of the Code; and

(b)	since January 1, 2012, been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder.

11.11	Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event:

(a)	entitle any current or former employee, officer or director of a White Group Company to any material bonus, severance pay, unemployment compensation or any other payment that must be paid by, provided by, or the cost of which is otherwise borne by any White Group Company, except as expressly provided in this Agreement; or

(b)	give rise to any material liability under any Benefit Plan of the White Business or accelerate the time of payment or vesting, or increase the amount of, compensation due to any current or former employee, officer or director, with respect to any compensation that must be paid by, provided by, or the cost of which is otherwise borne by any White Group Company, in either case, which is material in aggregate to the individual White Business, except as expressly provided in this Agreement.

11.12	Between the date of this Agreement and the Completion Date, White shall make commercially reasonable efforts to provide to Red and Olive an estimate of whether any amount paid or payable (whether in cash or property or the vesting of property), as a result of the consummation of the transactions contemplated hereby (either solely as a result of or as a result of such transactions in conjunction with any other event), to any employee or any director or other service provider of any of White or any White Group Company under any Benefit Plan of the White Business will be an “excess parachute payment” within the meaning of Section 280G of the Code.

11.13	No Benefit Plan of the White Business provides for the payment by any White Group Company of any Tax gross-up payments or similar payments in respect of any Taxes to any current or former employees or directors who provide or provided services to any White Group Company.

11.14	Except as provided under Applicable Law or under a collective bargaining Contract, there are no limitations or restrictions on the right of White or any White Group Company, after the consummation of the transactions contemplated by this Agreement, to merge, amend or terminate any of the Benefit Plans referred to in the White Disclosure Letter.

11.15	[deliberately left blank]

UK Benefit Plans

11.16	No event has occurred which has resulted or is likely to result in any UK Benefit Plan being closed to future accrual, terminated or wound up in whole or in part. The consummation of the transactions contemplated hereby will not directly cause any UK Benefit Plan to be closed to future accrual, terminated or wound up, or cause any White Business Material Adverse Change/Effect in the balance of powers or directly result in any material additional funding being due in accordance with the terms of the UK Benefit Plan.

11.17	The UK Benefit Plans are registered pension schemes under the UK Finance Act 2004 and to the Knowledge of White there is no reason why any UK Benefit Plan might cease to be registered.

11.18	There is in force in respect of each employment with any White Group Company which is treated as contracted-out by reference to the UK Benefit Plans an appropriate contracting-out certificate. To the Knowledge of White, there is no reason why any contracting-out certificate might be cancelled, surrendered or varied prior to 6 April 2016.

11.19	No contribution notice, financial support direction or restoration order (as defined in sections 38 to 56 of the UK Pensions Act 2004) has been issued in respect of the UK Benefit Plans or which refers to any White Group Company or to any director or employee of any White Group Company. To the Knowledge of White there are no circumstances (including consummation of the transactions contemplated hereby) which are likely to result in such a notice, direction or order being issued to any White Group Company.

11.20	No White Group Company has provided a guarantee or an indemnity or any other support in connection with the pension liabilities of any other employer outside of the White Group arising from that employer’s participation in an occupational pension scheme in the UK, including but not limited to the UK Benefit Plans.

11.21	No employee of any White Group Company whose employment has previously transferred to the relevant White Group Company under the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 has a right to enhanced benefits on redundancy or on early retirement, or to a set amount of employer contributions that is higher than has been disclosed in the Disclosure Letter or Data Room and would have a White Business Material Adverse Change/Effect.

11.22	The answer contained at 5.8.3 of the White Data Room insofar as it relates to funding of the defined benefit UK Benefit Plan has been accurately extracted from that defined benefit UK Benefit Plan’s actuarial report as at 5 April 2014 prepared in accordance with Applicable Law by Aon Hewitt, the actuary of that defined benefit UK Benefit Plan, and from the risk analyzer tool used by Aon Hewitt as at 1 July 2015.

12.	TAX

12.1	All material Tax Returns required to be filed by or with respect to a White Group Company have been duly and timely filed (taking into account applicable extensions), and each such Tax Return was true, complete and correct in all material respects.

12.2	All material Taxes and all material estimated Taxes:

(a)	due and owing by the White Group Companies have been timely paid;

(b)	not yet due and owing by the White Group Companies have been properly reserved for in accordance with the relevant accounting procedures;

(c)	required to be withheld by the White Group Companies have been so withheld, and such withheld Taxes have either been duly and timely paid to the proper Taxation Authority or properly provided for in accounts for such purpose and will be duly and timely paid to the proper Taxation Authority.

12.3	There are no current, pending, or, to the Knowledge of White, threatened audits or other administrative or judicial proceedings in respect of Taxes which, if adversely determined, are reasonably expected to be, individually or in the aggregate, material to the White Group Companies, or the White Business, and, to the Knowledge of White, no deficiency or claim for Taxes or any adjustment to Taxes with respect to which any of the White Group Companies may be liable is asserted or threatened in writing by any Taxation Authority.

12.4	Except for agreements or arrangements entered into more than five years prior to the date of this Agreement in connection with the acquisition or disposition of the equity or substantially all the assets of any business entity, and except for agreements or arrangements entered into solely by and among White Group Companies, no White Group Company:

(a)	is a party to or bound by or has any obligation under any material income Tax separation, sharing, allocation or similar agreement or arrangement (other than customary indemnification obligations contained in contracts of which Tax is not the principal concern);

(b)	has within the last five years been a member of any consolidated, combined or unitary group (or any other fiscal consolidation) for purposes of filing Tax Returns or paying Taxes of which any Person other than a White Group Company is a member; or

(c)	has within the last five years entered into any settlement agreement with any Taxation Authority (including any settlement agreement pursuant to Section 7121 of the Code or any predecessor provisions or any similar provision of Applicable Law) with respect to any material Tax liability or is subject to any special arrangement (being an arrangement which is not based on the strict application of any relevant legislation or any published practice) of a Taxation Authority.

12.5	There are no material Encumbrances (other than Permitted Encumbrances) relating to Taxes upon the assets of the White Business.

12.6	Each White Group Company is and has at all times been resident for Tax purposes in the jurisdiction in which it was incorporated and is not and has not at any time been treated as resident in any other jurisdiction for any Tax purpose (including for the purpose of any double Tax treaty). Each White Group Company is not, nor has it ever been, subject to Tax in any jurisdiction other than its place of incorporation by virtue of having a permanent establishment or other place of business in that jurisdiction.

12.7	To the Knowledge of White, no White Group Company has agreed to make, nor is required by Applicable Law to make, any adjustment for a taxable period ending after the Completion Date by reason of a change in tax accounting method or otherwise that would result in (i) the shifting of income from the pre-Completion period to the post-Completion period or (ii) the shifting of deductions from the post-Completion period to the pre-Completion period, except, in each case, where such adjustment has not had, nor is reasonably expected to have, individually or in the aggregate, a White Business Material Adverse Effect.

13.	MATERIAL CONTRACTS

13.1	Except as referred to in the White Disclosure Letter, none of the White Group Companies is a party to or bound by any of the following (individually, a “Material Contract” and, collectively, the “Material Contracts”):

(a)	any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K);

(b)	any Contract of Material Value which contains a non-competition covenant that precludes or purports to preclude a White Group Company or its Affiliates from operating in any geographic location or from hiring the staff of its choice;

(c)	any Contract relating to the formation, operation or management of any joint venture, alliance or partnership requiring annual payments by or to a White Group Company in excess of EUR 5,000,000;

(d)	any Contract of Material Value:

(i)	providing any Person with a material exclusive dealing arrangement or the right of first refusal or first offer or similar type provision with respect to the disposition or acquisition of any material assets of the White Business; or

(ii)	that grants any Person “most favoured nation” status;

(e)	any Contract of Material Value which is:

(i)	a sales agreement entered into with the customers of the White Business;

(ii)	a marketing agreement in relation to sales;

(iii)	a purchase or supply agreement under which the White Business acquires or is supplied with goods or services (including with respect to the Systems);

(iv)	a Contract relating to the White Business’s use or ownership of or rights in any Intellectual Property Rights (whether restricting, enabling, licensing or otherwise affecting such Intellectual Property Rights); or

(v)	an outsourcing agreement;

(f)	any Contract:

(i)	entered into outside the Ordinary Course of the White Business;

(ii)	entered into with an Affiliate of a White Group Company, except for contracts to which only White Group Companies are a party; or

(iii)	entered into with any Governmental Authority

(g)	any Contract of Material Value which contains restrictions with respect to payment of dividends or any other distribution by any White Group Company;

(h)	any Contract of Material Value entered into between White Group Companies;

(i)	any Contract of Material Value in respect of which the potential liability of the White Group Company party thereto is unlimited and could have a White Business Material Adverse Change/Effect;

(j)	any Contract pursuant to which the White Group receives a service which, if terminated, would have a White Business Material Adverse Change/Effect;

(k)	any Contract of Material Value governing the terms by which a White Group Company assumes any liability to Tax of any other Person which is not also a White Group Company (other than customary indemnification obligations contained in contracts of which Tax is not the principal concern);

(l)	any Contract entered into outside the Ordinary Course that includes a warranty or indemnification obligation of any White Group Company in respect of which claims remain possible by the terms of that Contract and in respect of which that White Group Company has a maximum potential Liability in excess of EUR 5,000,000; and

(m)	any Contract of Material Value that (i) requires a consent or approval from any third party or (ii) provides for payments by a White Group Company or (iii) permits a third party to terminate or modify such Contract, in each case as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, provided that for the purposes of the above “of Material Value” shall mean that such Contract is a Contract which is expected to generate annual net profit, require annual payments, or which otherwise has an annualised value, of EUR 5,000,000 or more.

13.2	Each of the Material Contracts is, in all material respects, in full force and effect, and is valid and, with respect to the White Group Companies, enforceable in accordance with its terms, and with respect to the other parties thereto is, to the Knowledge of White, enforceable in accordance with its terms, except that enforcement of any Material Contract may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Applicable Laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and general equity principles.

13.3	There is no pending material default under, or material breach of, any Material Contract by a White Group Company or its Affiliates party thereto, and to the Knowledge of White no event in respect of the White Business has occurred that, with the lapse of time or the giving of notice or both, would constitute a material default thereunder by a White Group Company or its Affiliates party thereto. To the Knowledge of White, there is no material breach of, any Material Contract by the relevant other party to a Material Contract and no event has occurred that would allow the relevant other parties to a Material Contract to terminate the Material Contract.

13.4	To the Knowledge of White, no other contracting party to any Material Contract:

(a)	has given written notice to a White Group Company or its Affiliates of, or made a written claim against a White Group Company or its Affiliates with respect to, any material breach or default thereunder;

(b)	is in material breach thereof or has breached the same in any material respect within the twelve (12)-month period prior to the date hereof.

13.5	To the Knowledge of White, none of the White Group Companies or its Affiliates has received written notice that any party to any Material Contract intends to cancel or terminate any such Material Contract or to exercise or not exercise any option or extension right thereunder whether as a result of the Combination Transactions or otherwise.

13.6	Except as referred to in the White Disclosure Letter, true, correct and complete copies of each Material Contract are included in the Data Room.

14.	PRODUCT LIABILITY

14.1	Except as referred to in the White Disclosure Letter:

(a)	since December 31, 2014, there has been no material Proceeding pending, or, to the Knowledge of White, threatened against a White Group Company with respect to any product liability; and

(b)	to the Knowledge of White, there has not occurred any state of facts or circumstances that would give rise to any Proceeding that would have a White Business Material Adverse Change/Effect,

with respect to any products manufactured, sold or distributed at any time by or on behalf of or in the name of or for the account of a White Group Company, including any Proceeding on account of any express or implied warranty, except for Ordinary Course normal returns and allowances which have not had and would not have, individually or in the aggregate, a White Business Material Adverse Change/Effect or a financial impact on a White Group Company in excess of USD 2,000,000.

15.	MAJOR SUPPLIERS AND CUSTOMERS

15.1	The White Disclosure Letter lists the top twenty (20) suppliers to, and top twenty (20) customers of, the White Business as of the date of this Agreement, determined based on the dollar amount of goods and services such suppliers provided during the twelve (12) months ended December 31, 2014 (based on amounts paid by the White Group) and that such customers have purchased during such period (based on revenue recognized during such period under US GAAP accounting), under their Contracts with the White Group Companies.

15.2	Except as referred to in the White Disclosure Letter, as of the date of this Agreement, none of the customers or suppliers identified pursuant to paragraph 14.1 above has cancelled, materially and adversely modified, or otherwise terminated its relationship with the White Group, or materially decreased its services, supplies or materials to the White Group, nor to the Knowledge of White, has any such customer or supplier communicated in writing any intention to do any of the foregoing and all corresponding Material Contracts have been duly and timely renewed in accordance with the provisions of article L.441-7 of the French commercial code and are fully effective.

16.	COMPLIANCE WITH LAWS; PERMITS; ANTI-CORRUPTION

16.1	To the Knowledge of White, the White Group Companies are, and, have been since December 31, 2012, in compliance with all Applicable Laws except as have not had or would not have a White Business Material Adverse Change/Effect and except Tax Laws (which are addressed elsewhere).

16.2	Except for those matters which, individually or in the aggregate, have not had and would not reasonably be expected to result in material liability to the White Group:

(a)	no White Group Company, nor any director, manager or employee of a White Group Company has in the last five years, in connection with the White Business, itself or, to the Knowledge of White, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of a White Group Company, taken any action in violation of the FCPA, since its coming into effect only, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable);

(b)	no White Group Company, nor any director, manager or employee of a White Group Company, is, or in the past five years has been, subject to any actual, pending, or threatened Proceedings, or made any voluntary disclosures to any Governmental Authority, involving a White Group Company in any way relating to the FCPA, since its coming into effect only, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable);

(c)	each White Group Company has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of that White Group Company as required by the FCPA, since its coming into effect only, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable), in all material respects;

(d)	each White Group Company has instituted policies and procedures reasonably designed to ensure compliance with the FCPA, since its coming into effect only, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable), and maintains such policies and procedures in force; and

(e)	no officer or director of a White Group Company is a Government Official.

16.3	The White Group Companies possess all Permits that are necessary for the operation of the White Business as operated on the date hereof or the ownership of the assets of the White Business, and all such Permits are validly held and in full force and effect and to the Knowledge of White, not threatened by circumstances that would enable their revocation or cancellation by a third party, except as have not had or would not have a White Business Material Adverse Change/Effect.

16.4	The White Group Companies are, and since December 31, 2012, have been, in compliance with the terms and conditions of the Permits, except as have not had or would not have a White Business Material Adverse Change/Effect.

16.5	No White Group Company, nor any director, officer or, to the Knowledge of White, employee of any White Group Company is, or has ever been, a Restricted Party

16.6	No White Group Company nor any director, officer or, to the Knowledge of White, employee of any White Group Company has engaged, or engages, in any activity, practice or conduct (or failure to act) which breaches or has breached any applicable Sanctions.

17.	LABOUR MATTERS

17.1	Except as referred to in the White Disclosure Letter and except as has not had or would not have a White Business Material Adverse Change/Effect, with respect to the employees of the White Group Companies:

(a)	The White Group Companies are neither party to, nor bound by, any collective bargaining Contract or work rules or practices with any labour union, labour organization or works council; there are no collective bargaining Contracts or work rules or practices that pertain to any of the employees of the White Group Companies; and no employees of the White Group Companies are represented by any labour union, labour organization or works council with respect to their employment with the White Group Companies.

(b)	No labour union, labour organization, works council, or group of employees of the White Group Companies has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with or by the applicable Governmental Authority. To the Knowledge of White, there is no labour union organizing activities with respect to any employees of the White Group Companies.

(c)	From December 31, 2013, there has been no actual or, to the Knowledge of White, threatened labour disputes, employment-related litigation, strikes, lockouts, slowdowns or work stoppages against or affecting the White Group Companies.

(d)	The White Group Companies and their respective employees, agents or representatives have not, to the Knowledge of White, committed any material unfair labour practice contrary to Applicable Law.

(e)	The White Group Companies are not required to provide notice to or obtain the consent of, or consult with, any labour union, labour organization, works council or group of employees of the

White Group Companies in connection with the execution of this Agreement, except for the Employee Notification Processes in respect of the White Group set out in Annex C and any notices required to be provided under collective bargaining Contracts the failure of which to be provided would not, individually or in the aggregate, be material to the White Business.

(f)	To the Knowledge of White, the White Group Companies: (i) have properly classified all of its workers as independent contractors or employees, (ii) have properly classified, recorded and documented the employment of all of its employees under Applicable Law, and (iii) are not delinquent in any payments to, or on behalf of, any current or former independent contractors or employees for any services or amounts required to be reimbursed or otherwise paid.

(g)	The White Group Companies are and have been in compliance with all notice and other requirements under the Workers’ Adjustment and Retraining Notification Act and any similar foreign, state or local law relating to plant closings and layoffs.

17.2	To the Knowledge of White, no officer or director of a White Group Company is in violation of any term of any employment agreement, non-disclosure agreement, statutory non-disclosure obligation, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by a White Group Company or (ii) the use of trade secrets or proprietary information.

17.3	The execution of this Agreement and the consummation of the Transactions will not result in any breach or other violation of any collective bargaining Contract, employment agreement, consulting agreement or any other labour-related agreement to which a White Group Company is a party and which is (or the class of arrangements on substantially the same terms of which it comprises part) is material to the White Group.

18.	ENVIRONMENTAL

18.1	To the Knowledge of White, except as has not or would not have a White Business Material Adverse Change/Effect, since December 31, 2012, the White Group Companies have at all times been, and are, in compliance with all material applicable Environmental Laws, including, but not limited to, possessing and complying with all Permits required for their operations under applicable Environmental Laws; and have not received any written communication, whether from a Governmental Authority or other Person, alleging that a White Group Company is not in such compliance, and there are no past or present actions, conditions, activities, circumstances or occurrences that would prevent such compliance in the future.

18.2	Within 3 months of the date hereof, White will deliver to the other Parties a complete list of all material Permits held by the White Group Companies pursuant to applicable Environmental Laws as of the date of delivery.

18.3	Except as would not result in a White Business Material Adverse Change/Effect, there is no Environmental Claim pending or, threatened, against any White Group Company or, to the Knowledge of White, against any Person whose liability for any Environmental Claim the White Group Companies have retained or assumed either contractually or by operation of law, in each case relating to the White Business.

18.4	To the Knowledge of White, there are no past or present actions, conditions, activities, circumstances or occurrences, including the Release, threatened Release or presence of any Hazardous Material which could reasonably be expected to form the basis of any Environmental Claim relating to the White Business against the White Group Companies, or to the Knowledge of White, against any Person whose liability for any Environmental Claim, the White Group Companies have retained or assumed either contractually or by operation of law, except in each case as would not result in a White Business Material Adverse Change/Effect.

18.5	None of the White Group Companies is a party or subject to any administrative or judicial order or decree pursuant to the Environmental Laws, except in each case as would not result in a White Business Material Adverse Change/Effect.

18.6	To the Knowledge of White, the White Group Companies have not, and no other Person has, within the applicable statutory limitation period stored, deposited, discharged, buried, dumped or disposed of Hazardous Materials, on or beneath any Real Property currently or to the Knowledge of White, formerly owned, operated or leased by the White Group Companies, except for inventories of such substances to be used, and wastes generated therefrom, in the Ordinary Course of the White Business, except in each case as would not result in a White Business Material Adverse Change/Effect. With respect to any offsite disposal location used by the White Group Companies to dispose of any Hazardous Materials, to the Knowledge of White, there have been no Releases of Hazardous Materials on or underneath any of such location that would result in a White Business Material Adverse Change/Effect.

18.7	The Data Room contains true, complete and correct copies of any reports, studies, analyses, tests or monitoring possessed by White and the White Group Companies pertaining to potential liability under any Environmental Law relating to Hazardous Materials in, on, beneath or adjacent to any Real Property currently or formerly owned, operated or leased by the White Group Companies within the applicable statutory limitation period, or regarding the compliance by White Group Companies with applicable Environmental Laws within the last thirty (30) years, in each case relating to the White Business.

19.	RELATED PARTY TRANSACTIONS

19.1	Except for those Contracts referred to in the White Disclosure Letter, no White Group Company is a party to or any written Contract with any current or former director or officer of a White Group Company.

19.2	The White Disclosure Letter sets or refers to the inclusion in the Data Room of, a true, correct, and complete list of:

(a)	any and all outstanding loans or other extensions of credit made or guaranteed by the White Group Companies to or for the benefit of any current or former director, officer, stockholder or employee of the White Group Companies (other than advances of business expenses in the Ordinary Course), and

(b)	any and all outstanding loans, guarantees, or other extensions of credit of any amount made to or for the benefit of the White Group Companies by any current or former director, officer, stockholder or employee of the White Group Companies.

and none of these loans, guarantees or other extensions of credit expires, terminates or will otherwise become repayable as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement.

20.	INSURANCE

20.1	The White Disclosure Letter refers to a true, correct and complete list as of the date hereof of all insurance policies that relate to the White Business. Each such policy is in full force and effect on the date hereof and each such policy will be in full force and effect as of the Completion Date, in each case, in accordance with the terms of the policies, or a substituted policy shall have been obtained therefor. These insurance policies cover the risks which are required by law to be covered, as well as all risks usually covered by companies engaged in similar businesses to the White Group Companies.

20.2	To the Knowledge of White, no White Group Company is in material default with respect to its obligations under any of the policies. None of the White Group Companies has received a written notice of cancellation or non-renewal of any policy or binder.

21.	GUARANTEES

21.1	The White Disclosure Letter references, as of the date of this Agreement, each Guarantee, issued by a White Group Company in favour of White or its Affiliates other than the White Group.

21.2	The White Disclosure Letter references, as of the date of this Agreement, all Guarantees issued by White or its Affiliates other than the White Group on behalf of any White Group Company.

22.	APPLICATION AND DISCLOSURE DOCUMENTS

22.1	The White Proxy Statement and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. The White Proxy Statement, or any amendment or supplement thereto, shall not, on the date the White Proxy Statement or any amendment or supplement thereto is first mailed to the White Stockholders and at the time of the White Stockholder Approval is adopted, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

22.2	None of the information supplied or to be supplied by White for inclusion or incorporation by reference in an Application and Disclosure Document will, at the time the relevant Application and Disclosure Document or any amendment or supplement thereto is finally filed with the applicable Review Authority, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by White with respect to statements made or omitted to be made or incorporated by reference in an Application and Disclosure Document based on information supplied or failed to be supplied by or on behalf of any other Party for inclusion or incorporation by reference therein.

SCHEDULE 6

OLIVE WARRANTIES

1.	ORGANIZATION AND QUALIFICATION

1.1	Olive HoldCo and each Olive Group Company is duly organized, validly existing and is in good standing (with respect to jurisdictions that recognize such concept) in the jurisdiction of its incorporation.

1.2	Each Olive Group Company has all requisite corporate power and corporate authority to own, lease and operate the properties it owns, leases or operates and collectively to conduct the Olive Business as conducted on the date hereof.

1.3	Each Olive Group Company is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the property owned, leased or operated by the Olive Business as currently conducted is located or where the nature of the Olive Business makes such qualification reasonably necessary, except in each case in those jurisdictions where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, result in an Olive Business Material Adverse Change/Effect.

1.4	True and complete copies of the certificate of incorporation and by-laws (or other comparable governing documents) of each of the Olive Group Companies as in effect on the date of this Agreement are contained in the Data Room. True and complete copy of the shareholders’ agreement of Olive as in effect on the date of this Agreement and as of Completion is contained in the Data Room.

1.5	To the Knowledge of Olive and Olive HoldCo, other than the shareholders’ agreement of Olive, there are no agreements, arrangements or understandings between the Olive Shareholders and any other direct or indirect shareholder of a Olive Group Company in relation to the exercise of shareholders’ or similar rights in a Olive Group Company or the shares in a Olive Group Company that affect the relevant Olive Group Company following Completion.

1.6	No bankruptcy, insolvency or judicial composition proceedings have been commenced or, to the Knowledge of Olive and Olive HoldCo, applied for under any Applicable Law, against Olive HoldCo or any of the Olive Group Companies, nor are any enforcement measures pending or, to the Knowledge of Olive and Olive HoldCo, applied for, with respect to any property or other assets of Olive HoldCo or any Olive Group Company. To the Knowledge of Olive and Olive HoldCo, there are no circumstances which justify or require the institution of such proceedings or any actions seeking to void or challenge this Agreement under insolvency law. Neither Olive HoldCo nor any Olive Group Companies are over-indebted, illiquid nor is illiquidity pending with respect to any of them.

2.	AUTHORITY; NO BREACH

2.1	Each of Olive HoldCo and each of the Olive Group Companies has all requisite corporate power and corporate authority to enter into each of the Transaction Documents to which it is a party and to perform its respective obligations hereunder and thereunder and to consummate the Olive Contribution.

2.2	The execution, delivery and performance by each of Olive HoldCo and the Olive Group Companies of this Agreement and each of the Transaction Documents to which they are respectively a party and the consummation of the Olive Contribution:

(a)	have been duly authorized by all necessary corporate action on the part of that person (including the board of directors of Olive) and (if applicable) its shareholders;

(b)	do not, assuming each of the Conditions is satisfied and the filings referred to in this Agreement are made in accordance with the terms hereof, require any consent or approval from, or the giving of any notice or making of any filings to, any Governmental Authority by Olive HoldCo or an Olive Group Company that have not already been obtained or made, other than in all cases where failure to obtain such consent or to give or make such notice or filing would not result in an Olive Business Material Adverse Change/Effect or prevent or materially delay the consummation of the Combination Transactions; and

(c)	do not:

(i)	assuming all authorizations, consents and approvals to be obtained or made as Conditions have been obtained or made, violate any Applicable Law to which such persons are subject;

(ii)	(A) require a consent, notice or approval under, conflict with, result in a violation or breach of or constitute a default under, result in the acceleration of, or (B) create in any party the right to accelerate, vary, terminate or cancel, any Contract to which any of such persons is a party;

(iii)	(A) require a consent, notice or approval under, conflict with, result in a violation or breach of or constitute a default under, result in the acceleration of, or (B) create in any party the right to accelerate, vary, terminate or cancel, any Contract to which any of such persons is a party which governs the Indebtedness of the Olive Business;

(iv)	create any Encumbrance (other than a Permitted Encumbrance) upon any of the properties or assets used or held for use in the Olive Business; or

(v)	violate the certificate of incorporation, by-laws or other organizational documents of such person (or a shareholders’ agreement relating to it),

except with respect to all of the foregoing as referenced in the Olive Disclosure Letter and except with respect to the foregoing sub-paragraphs (i), (ii), (iii) or (iv) as has not had or would not have an Olive Business Material Adverse Change/Effect or prevent or materially delay the consummation of the Combination Transactions.

2.3	The condition precedent included as clause 5.2.2(ii) of the Olive Framework Agreement is satisfied.

2.4	This Agreement has been (and each Transaction Document upon execution and delivery will be) duly executed and delivered by each of Olive HoldCo and the Olive Group Companies party thereto and constitutes (and each Transaction Document upon execution and delivery will constitute), assuming the due authorization, execution and delivery by each of the other parties hereto and thereto, the legal, valid and binding obligation of each of Olive HoldCo and the Olive Group Companies party hereto or thereto, as applicable, enforceable against the same in accordance with its and their respective terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Applicable Laws, now or hereafter in effect, relating to or affecting creditors’ rights generally and to general equitable principles.

3.	CAPITAL

3.1	The authorized capital stock of Olive consists of 1,517,000,000 ordinary Series B registered shares (the “Olive Ordinary Shares”). As of the close of business in Madrid on the Capitalisation Date, all the Olive Ordinary Shares were issued and outstanding and had been full paid in. Since the Capitalisation Date, no Olive Ordinary Shares or other equity securities in Olive have been issued, or any right to such issuance been granted. All of the issued and outstanding Olive Ordinary Shares are, and all Olive Ordinary Shares subject to issuance (upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable) will be, duly authorized, validly issued, fully paid and non-assessable and free of any pre-emptive rights or Encumbrances (save those arising under the Constitution Documents of Olive and Applicable Law) and issued in compliance with all Applicable Laws. To the Knowledge of Olive and Olive HoldCo, no current or former stockholder of Olive is or has been in breach of the ancillary obligation (prestación accesoria) set out in article 8.2 of the Olive by-laws.

3.2	On Completion Olive HoldCo will hold good, valid and marketable legal and beneficial title to the Olive Sale Shares, free and clear of all Encumbrances save those arising under the Constitutional Documents of Olive and Applicable Law.

3.3	There are no outstanding (i) securities convertible into or exchangeable for the capital stock of, or equity interests in, Olive, (ii) options, warrants or other rights to purchase or subscribe for capital stock of, or equity interests in, Olive, or (iii) Contracts or understandings of any kind (except the Olive Framework Agreement as it relates to the Olive Liquidity Purchases) requiring the issuance, transfer, repurchase, redemption, reacquisition or voting of any capital stock of, or equity interests in, Olive, or any such convertible or exchangeable securities or any such options, warrants or rights, to which Olive is party or by which Olive is bound.

3.4	The Olive Disclosure Letter refers to each Olive Group Company, its jurisdiction of organization, the amount of its authorized and outstanding capital stock (or other equity interests in it) and the record and beneficial owner of such outstanding capital stock (or other equity interests). All the issued and outstanding capital stock (or other equity interests) of each of the Olive Group Companies are duly authorized, validly issued, fully paid and non-assessable and free of any pre-emptive rights or Encumbrances. There are no outstanding (i) securities convertible into or exchangeable for the capital stock of, or equity interests in, any of the Olive Group Companies, (ii) options, warrants or other rights to purchase or subscribe for capital stock of, or equity interests in, any of the Olive Group Companies, or (iii) Contracts or understandings of any kind requiring the issuance, transfer, repurchase, redemption, reacquisition or voting of any capital stock of, or equity interests in, any of the Olive Group Companies, or any such convertible or exchangeable securities or any such options, warrants or rights, to which an Olive Group Company is party or by which an Olive Group Company is bound.

3.5	There is no Person (other than another Olive Group Company or Orange pursuant to the Transaction Documents) who is entitled to acquire or receive any shares of capital stock or other securities of any of the Olive Group Companies.

3.6	The Olive Disclosure Letter sets forth a list, or refers to list as of the date of this Agreement of all outstanding equity awards held by any employee, former employee, director, former director or independent contractor of any Olive Group Company that are settled in Olive Ordinary Shares.

4.	OLIVE GROUP

4.1	As of Completion Olive will hold, directly or indirectly, all right, title and interest to the equity interests of the Olive Group Companies (save Olive itself), in each case, free and clear of all Encumbrances save those arising under the terms of the applicable Constitutional Documents and Applicable Law.

4.2	Except as referred to in the Olive Disclosure Letter, none of the Olive Group Companies has any Subsidiaries or owns or has an obligation under Contract to acquire, directly or indirectly, any equity interests, equity investments or debt securities in any Person (other than other Olive Group Companies and equity or debt securities held as investments in the Ordinary Course of business which are not, individually or in the aggregate, material to the Olive Group).

4.3	As of the date hereof, except as referred to in the Olive Disclosure Letter, there are no outstanding bonds, debentures, notes or other Debt securities of the Olive Group Companies.

4.4	Except as referred to in the Olive Disclosure Letter, all of the Olive Group Companies owned by a sole shareholder have declared and registered their sole shareholder company status within the relevant commercial registry and comply with the obligations set out in Chapter III of Title I of the Spanish Capital Companies Act (Royal Legislative Decree 1/2010 of 2 July 2010) and set out in Chapter III of Title VI of the Portuguese companies code.

4.5	As of the date hereof, there are, and on Completion there shall be, no damages, contingencies, liabilities or risks of whatever nature or kind, whether actual or potential, for any of the Olive Group Companies, arising from:

(a)	any corporate reorganization undertaken by or currently in process by all or some of the Olive Group Companies (including but not limited to the Olive Group Companies reorganization undertaken in summer 2013); and

(b)	any entity which has been part of the Olive Group but has been carved out or sold or otherwise transferred to any third party out of the Olive Group in the Olive Carve-Out.

4.6	Olive does not, and prior to the Completion Olive and Olive HoldCo will not, own any White Common Stock.

5.	FINANCIAL STATEMENTS

5.1	Each of the audited consolidated financial statements relating to the Olive Group included by it in the Data Room or otherwise provided to the Parties for:

(a)	the financial year ending December 31, 2013, were audited and provided with an auditors’ report and were prepared in accordance with Applicable Law and with Spanish GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto)

(b)	the financial year ending December 31, 2014, and any financial year ending prior to Completion were (where Completion occurs on or after 1 May 2016) audited and provided with an auditors’ report and were prepared in accordance with Applicable Law and with IFRS applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto)

and fairly present in all material respects the consolidated assets, liabilities, financial position and profit or loss of (as applicable) Olive and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

5.2	Each of the quarterly unaudited consolidated balance sheets and interim consolidated statements of income and cash flow information included by it in the Data Room or provided by it prior to the Completion Date were prepared in accordance with Applicable Law and with IFRS applied on a consistent basis during the periods involved, except for the absence of normal year end closing procedures and adjustments, and fairly present in all material respects the financial condition and operations of the Olive Business as of the date thereof.

5.3	Except for Liabilities (a) disclosed in the audited consolidated financial statements relating to the Olive Group for the financial year ending December 31, 2014, or any notes thereto, (b) incurred in the Ordinary Course or pursuant to the Transaction Documents since December 31, 2014, (c) referred to in the Olive Disclosure Letter, or (d) that are not reasonably likely to be material to the Olive Business or prevent or materially delay the consummation of the Combination Transactions, none of the Olive Group Companies has, or since December 31, 2014, has incurred, any Liabilities. Olive has duly and accurately provisioned in the audited consolidated financial statements relating to the Olive Group for the financial year ending December 31, 2014, all the liabilities that could result from the collective redundancy procedure undertaken in the financial year ending December 31, 2014, including any amounts payable or damages arising as a result of the enforcement or compliance with the related court resolutions.

5.4	Except as otherwise contemplated by this Agreement, during the period from December 31, 2014 to the date of this Agreement:

(a)	the Olive Group operated the Olive Business in the Ordinary Course; and

(b)	there has not been an Olive Business Material Adverse Change/Effect.

6.	INTERNAL CONTROLS AND PROCEDURES

6.1	Olive has established and maintains, adheres to and enforces adequate and appropriate internal compliance functions, financial controls and procedures and disclosure and reporting controls and procedures, each which comply with Applicable Law and are effective in providing reasonable assurance:

(a)	that all material information required to be disclosed by the Olive Group under Applicable Law is recorded, processed, summarized and reported within the time periods specified by Applicable

Law, and that all such material information is accumulated and communicated to Olive’s management as appropriate to allow timely decisions regarding required disclosure; and

(b)	regarding the reliability of financial reporting and the preparation of financial statements in accordance with Applicable Law and IFRS, including policies and procedures that:

(i)	require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the relevant Olive Group Companies;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Applicable Law and IFRS, and that receipts and expenditures of the relevant Olive Group Companies are being made only in accordance with appropriate authorizations of management and, if required, the board of directors of Olive; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the relevant Olive Group Companies.

6.2	Except as referred to in the Olive Disclosure Letter, since the incorporation of Olive, neither Olive, nor to the Knowledge of Olive and Olive HoldCo, Olive’s independent auditors have identified or been made aware of (A) any significant deficiency or material weakness, in each case which has not been subsequently remedied, in the system of internal control over financial reporting utilized by the Olive Group taken as a whole, or (B) any fraud that involves the Olive Group’s management or other employees who have a role in the preparation of financial statements with financial reporting oversight or the internal control over financial reporting utilized by the Olive Group.

7.	ASSETS

7.1	The Olive Group Companies have good and valid title to, or a valid and enforceable right to use, all assets (whether tangible or intangible) primarily used or primarily held for use in connection with the Olive Business consistent with past practice (except, when this Warranty is repeated on Completion, such assets as have been sold or otherwise disposed of after the date hereof in compliance with this Agreement), in each case, free and clear of all Encumbrances, other than Permitted Encumbrances, except where the failure to have such title or right to use would not have an Olive Business Material Adverse Change/Effect.

7.2	As of the date hereof, the Olive Disclosure Letter references, accurately in all material respects and sets forth, (i) a true, correct and complete list of all the Olive Group’s Owned Real Property (including the address and land registry details of each parcel of Owned Real Property), and (ii) a true, correct and complete list of all the Olive Group’s Real Property Leases and the address of each parcel of Leased Real Property.

7.3	Except as referred to in the Olive Disclosure Letter, an Olive Group Company has fee simple absolute title to each Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances and except in any case as would not individually or in the aggregate have an Olive Business Material Adverse Change/Effect. The Olive Group Companies’ title in respect of any and all Owned Real Property is duly registered in the corresponding tax authorities and Land Registries (as it may correspond to each Olive Group Company), and is thus enforceable against third parties.

7.4	All Owned Real Properties are fully constructed and fully received from their relevant contractors, without any defects in the finishes, malfunction in the installations or equipment, or reservations pending repair or works yet to be performed. All Owned Real Properties have been executed pursuant to the applicable zoning laws and the corresponding building permits, and the relevant Olive Group Company owning every Owned Real Property has obtained all the necessary licenses and permits substantiating its conformity and authorizing its use and exploitation and there are no circumstances which could entail the enforcement or imposition of penalties or the full or partial closure and/or demolition of that Real Property pursuant to applicable zoning/planning laws.

7.5	Except as referred to in the Olive Disclosure Letter, no Olive Group Company has leased, subleased, licensed, granted a concession or other right or interest to any Person to use or occupy its Owned Real Property or any portion thereof.

7.6	Except as referred to in the Olive Disclosure Letter, there are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein.

7.7	Each Olive Group Company holds its Leased Real Property on terms and conditions in all material respects the same as those set forth in the Real Property Leases as of the date hereof, except as would not individually or in the aggregate have an Olive Business Material Adverse Change/Effect. As of the date hereof, neither Olive HoldCo nor Olive nor (to the Knowledge of Olive and Olive HoldCo) any of the Olive Group Companies have received written notice of any pending, and to the Knowledge of Olive and Olive HoldCo, there is no threatened, condemnation proceeding with respect to any Owned Real Property.

7.8	Except as referred to in the Olive Disclosure Letter, with respect to each Real Property Lease:

(a)	such Real Property Lease is valid, binding and in full force and effect;

(b)	the Combination Transactions do not require the consent of any other party to such Real Property Lease, will not result in a material breach of or default under such Real Property Lease;

(c)	no Olive Group Company nor, to the Knowledge of Olive and Olive HoldCo, any other party to the Real Property Leases, is in material breach or default under such lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or default thereunder or would result in the premature termination of such lease;

(d)	all rents were paid in full, there are no rent arrears under any such Real Property Lease;

(e)	no Olive Group Company is currently subleasing, licensing or otherwise granting any Person the right to use or occupy such Leased Real Property or any portion thereof; and

(f)	as of the date hereof, neither Olive HoldCo nor Olive nor (to the Knowledge of Olive and Olive HoldCo) any of the Olive Group Companies has received written notice of any pending, and to the Knowledge of Olive and Olive HoldCo, there is no threatened, condemnation proceeding with respect to any Leased Real Property, except in each case as has not or would not have an Olive Business Material Adverse Change/Effect.

7.9	The assets which are the subject of the Warranties given by Olive and Olive HoldCo in this Schedule 6 constitute (when taken together with the rights under the Transitional Services Agreements) in all material respects all the assets necessary for the Olive Group Companies to conduct the Olive Business in the manner conducted during the three (3) months prior to the date hereof.

8.	INTELLECTUAL PROPERTY

8.1	The Olive Group owns all right, title and interest in and to, free and clear of all Encumbrances (other than Permitted Encumbrances), or possesses valid and enforceable and adequate licenses or other legal rights to use, all material Intellectual Property Rights and Know-How that have been primarily used or held primarily for use in the past two (2) full calendar years prior to the date of this Agreement in the operation of the Olive Business (collectively, the “Olive Business Intellectual Property Rights”). The Olive Business Intellectual Property Rights in each case have a term of or are valid for at least six (6) months upon the date of this Agreement and will remain unaffected by the execution of this Agreement and the consummation of the transactions contemplated by this Agreement.

8.2

The Olive Disclosure Letter sets forth a list of all (i) patents and patent applications; (ii) Trademark registrations and applications (including internet domain name registrations) and material unregistered

Trademarks; (iii) copyright registrations and applications; (iv) material trade secrets and (v) material computer software, in each case, owned by the Olive Group and primarily used or held primarily for use in connection with the Olive Business. An Olive Group Company is the sole and exclusive legal and beneficial and, with respect to applications and registrations, record owner of all of such Intellectual Property Rights set out in the Olive Disclosure Letter, and to the Knowledge of Olive and Olive HoldCo, all such material Intellectual Property Rights are valid, subsisting, enforceable and registered within the relevant registries in the territories where the Intellectual Property Rights are used. The Intellectual Property Rights listed in the Olive Disclosure Letter are not subject to any disputes, threatened or pending, in or out of court.

8.3	Except as referred to in the Olive Disclosure Letter, the conduct of the Olive Business as currently conducted, and as conducted in the past two (2) full calendar years does not, to the Knowledge of Olive and Olive HoldCo, infringe, misappropriate, or otherwise violate, and has not infringed, misappropriated, or otherwise violated, in any material respect any Person’s Intellectual Property Rights, and, to the Knowledge of Olive and Olive HoldCo, there has been no such dispute nor claim asserted or threatened in writing (including in the form of offers or invitations to obtain a license) against an Olive Group Company or, to the Knowledge of Olive and Olive HoldCo, any other Person. To the Knowledge of Olive and Olive HoldCo, no Person is materially infringing, misappropriating, or otherwise violating any material Intellectual Property Rights owned or material Intellectual Property Rights used, or held for use by the Olive Group primarily in the conduct of the Olive Business, and, to the Knowledge of Olive and Olive HoldCo, no such claims have been asserted or threatened in writing against any Person by an Olive Group Company in the past two (2) full calendar years.

9.	LITIGATION

9.1	Except as referred to in the Olive Disclosure Letter, there is no Proceeding pending or, to the Knowledge of Olive and Olive HoldCo, threatened in writing against an Olive Group Company, by or before any Governmental Authority or by or on behalf of any third party that, if adversely determined, individually or in the aggregate, would (a) have an Olive Business Material Adverse Change/Effect, (b) have, individually, a potential or claimed value in excess of EUR 5,000,000 or (c) prevent or materially delay the consummation of the Combination Transactions.

9.2	There are no outstanding judgments, decrees or orders of any Governmental Authority against or binding on Olive HoldCo or an Olive Group Company relating to the Olive Business except any such judgment, decree or order that has not had, and would not have, individually or in the aggregate, an Olive Business Material Adverse Change/Effect.

10.	EMPLOYEE BENEFIT PLANS

10.1	The Olive Disclosure Letter sets forth or refers to a list in the Data Room a list of each Benefit Plan of the Olive Business, whether written or oral, which is:

(a)	material; or

(b)	a pension scheme, arrangement or commitment, provides for the payment of benefits in lieu of pension on termination of employment, or is a change in control, severance or retiree medical plan, agreement or arrangement, regardless of whether or not such schemes, plans, agreements, arrangements or commitments are material.

10.2	The Data Room contains true, correct and complete copies of:

(a)	the terms or governing documents of, and the most recent summary plan description (if required by its terms or by Applicable Law, or if otherwise available) prepared for, each Benefit Plan of the Olive Business subject to Disclosure in paragraph 10.1; and

(b)	the most recent actuarial reports on Benefit Plans of the Olive Business that are pension plans.

10.3	No Benefit Plan of the Olive Business is subject to ERISA, the Code or other United States laws applicable to employee benefit plans.

10.4	The Olive Group Companies are neither party to, nor bound by, any equity or equity-based compensation plans or agreements or any long term incentive plan.

10.5	Except as would not have an Olive Business Material Adverse Change/Effect, there are no pending or, to the Knowledge of Olive and Olive HoldCo, actual or threatened claims or complaints, investigations or audits with respect to any Benefit Plan of the Olive Business (other than routine claims for benefits).

10.6	Except as would not have an Olive Business Material Adverse Change/Effect, each Benefit Plan of the Olive Business:

(a)	complies in all material respects with Applicable Law;

(b)	has been established, operated and administered in material compliance with its terms and with Applicable Law and the Olive Group Companies have satisfied their obligations with respect to each Benefit Plan of the Olive Business in all material respects;

(c)	has (where required) been registered and has been maintained in good standing with the applicable Governmental Authorities; and

(d)	is not underfunded.

10.7	All contributions required to be made to any Benefit Plan of the Olive Business under applicable law, the terms of any such Benefit Plan or otherwise, and all premiums due or payable with respect to insurance policies funding any such Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid in full, have been fully reflected on the books and records of Olive in accordance with Spanish GAAP applied on a consistent basis.

10.8	Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event:

(a)	entitle any current or former employee, officer or director of an Olive Group Company to any material bonus, severance pay, unemployment compensation or any other payment that must be paid by, provided by, or the cost of which is otherwise borne by any Olive Group Company, except as expressly provided in this Agreement; or

(b)	give rise to any material liability under any Benefit Plan of the Olive Business or accelerate the time of payment or vesting, or increase the amount of, compensation due to any current or former employee, officer or director, with respect to any compensation that must be paid by, provided by, or the cost of which is otherwise borne by any Olive Group Company, in either case, which is material in aggregate to the individual Olive Business, except as expressly provided in this Agreement.

10.9	No Benefit Plan of the Olive Business provides for the payment by any Olive Group Company of any Tax gross-up payments or similar payments in respect of any Taxes to any current or former employees or directors who provide or provided services to any Olive Group Company.

10.10	Except as provided under Applicable Law or under a collective bargaining Contract, there are no limitations or restrictions on the right of any Olive Group Company, after the consummation of the transactions contemplated by this Agreement, to merge, amend or terminate any of the Benefit Plans set forth or referred in the Olive Disclosure Letter.

11.	TAX

11.1	All material Tax Returns required to be filed by or with respect to an Olive Group Company have been duly and timely filed (taking into account applicable extensions), and each such Tax Return was true, complete and correct in all material respects.

11.2	All material Taxes and all material estimated Taxes:

(a)	due and owing by the Olive Group Companies have been timely paid;

(b)	not yet due and owing by the Olive Group Companies have been properly reserved for in accordance with the relevant accounting practices;

(c)	required to be withheld by the Olive Group Companies have been so withheld, and such withheld Taxes have either been duly and timely paid to the proper Taxation Authority or properly provided for in accounts for such purpose and will be duly and timely paid to the proper Taxation Authority.

11.3	There are no current, pending, or, to the Knowledge of Olive and Olive HoldCo, threatened audits or other administrative or judicial proceedings in respect of Taxes which, if adversely determined, are reasonably expected to be, individually or in the aggregate, material to the Olive Group Companies, or the Olive Business, and, to the Knowledge of Olive and Olive HoldCo, no deficiency or claim for Taxes or any adjustment to Taxes with respect to which any of the Olive Group Companies may be liable is asserted or threatened in writing by any Taxation Authority.

11.4	Except for agreements or arrangements entered into more than five years prior to the date of this Agreement in connection with the acquisition or disposition of the equity or substantially all the assets of any business entity, and except for agreements or arrangements entered into solely by and among Olive Group Companies, no Olive Group Company:

(a)	is a party to or bound by or has any obligation under any material income Tax separation, sharing, allocation or similar agreement or arrangement (other than customary indemnification obligations contained in contracts of which Tax is not the principal concern);

(b)	has within the last five years been a member of any consolidated, combined or unitary group (or any other fiscal consolidation) for purposes of filing Tax Returns or paying Taxes of which any Person other than an Olive Group Company is a member; or

(c)	has within the last five years entered into any settlement agreement with any Taxation Authority with respect to any material Tax liability or is subject to any special arrangement (being an arrangement which is not based on the strict application of any relevant legislation or any published practice) of a Taxation Authority.

11.5	There are no material Encumbrances (other than Permitted Encumbrances) relating to Taxes upon the assets of the Olive Business.

11.6	Each Olive Group Company is and has at all times been resident for Tax purposes in the jurisdiction in which it was incorporated and is not and has not at any time been treated as resident in any other jurisdiction for any Tax purpose (including for the purpose of any double Tax treaty). Each Olive Group Company is not, nor has it ever been, subject to Tax in any jurisdiction other than its place of incorporation by virtue of having a permanent establishment or other place of business in that jurisdiction.

11.7	To the Knowledge of Olive and Olive HoldCo, no Olive Group Company has agreed to make, nor is required by Applicable Law to make, any adjustment for a taxable period ending after the Completion Date by reason of a change in tax accounting method or otherwise that would result in (i) the shifting of income from the pre-Completion period to the post-Completion period or (ii) the shifting of deductions from the post-Completion period to the pre-Completion period, except, in each case, where such adjustment has not had, nor is reasonably expected to have, individually or in the aggregate, an Olive Business Material Adverse Effect.

12.	MATERIAL CONTRACTS

12.1	Except as referred to in the Olive Disclosure Letter, none of the Olive Group Companies is subject to any outstanding obligations under any of the following Contracts (individually, a “Material Contract” and, collectively, the “Material Contracts”):

(a)	any Contract of Material Value which contains a non-competition covenant that precludes or purports to preclude an Olive Group Company or its Affiliates from operating in any geographic location or from hiring the staff of its choice;

(b)	any Contract relating to the formation, operation or management of any joint venture, alliance or partnership requiring annual payments by or to an Olive Group Company in excess of EUR 5,000,000;

(c)	any Contract of Material Value:

(i)	providing any Person with a material exclusive dealing arrangement or the right of first refusal or first offer or similar type provision with respect to the disposition or acquisition of any material assets of the Olive Business; or

(ii)	that grants any Person “most favoured nation” status;

(d)	any Contract of Material Value which is:

(i)	a sales agreement entered into with the customers of the Olive Business;

(ii)	a marketing agreement in relation to sales;

(iii)	a purchase or supply agreement under which the Olive Business acquires or is supplied with goods or services;

(iv)	a Contract relating to the Olive Business’s use or ownership of or rights in any Intellectual Property Rights (whether restricting, enabling, licensing or otherwise affecting such Intellectual Property Rights); or

(v)	an outsourcing agreement;

(e)	any Contract:

(i)	entered into outside the Ordinary Course of the Olive Business;

(ii)	entered into with an Affiliate of an Olive Group Company, except for contracts to which only Olive Group Companies are a party; or

(iii)	entered into with any Governmental Authority

(f)	any Contract of Material Value which contains restrictions with respect to payment of dividends or any other distribution by any Olive Group Company;

(g)	any Contract of Material Value entered into between Olive Group Companies;

(h)	any Contract of Material Value in respect of which the potential liability of the Olive Group Company party thereto is unlimited and could have an Olive Business Material Adverse Change/Effect;

(i)	any Contract pursuant to which the Olive Group receives a service which, if terminated, would have an Olive Business Material Adverse Change/Effect;

(j)	any Contract of Material Value governing the terms by which an Olive Group Company assumes any liability to Tax of any other Person which is not also an Olive Group Company (other than customary indemnification obligations contained in contracts of which Tax is not the principal concern);

(k)	any Contract entered into outside the Ordinary Course that includes a warranty or indemnification obligation of any Olive Group Company in respect of which claims remain possible by the terms of that Contract and in respect of which that Olive Group Company has a maximum potential Liability in excess of EUR 5,000,000;

(l)	any Contract which termination other than by a default by the Olive Group Company any which is a party thereto gives rise to an indemnification obligation of such Olive Group Company; and

(m)	any Contract of Material Value that (i) requires a consent or approval from any third party or (ii) provides for payments by an Olive Group Company or (iii) permits a third party to terminate or modify such Contract, in each case as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, provided that for the purposes of the above of “Material Value” shall mean that such Contract is a Contract which is expected to generate annual net profit, require annual payments, or which otherwise has an annualised value, of EUR 5,000,000 or more.

12.2	Each of the Material Contracts is, in all material respects, in full force and effect, and is valid and, with respect to the Olive Group Companies, enforceable in accordance with its terms, and with respect to the other parties thereto is, to the Knowledge of Olive and Olive HoldCo, enforceable in accordance with its terms, except that enforcement of any Material Contract may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Applicable Laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and general equitable principles.

12.3	There is no material breach of any Material Contract by an Olive Group Company or its Affiliates party thereto, and to the Knowledge of Olive and Olive HoldCo, no event in respect of the Olive Business has occurred that, with the lapse of time or the giving of notice or both, would constitute a material default thereunder by an Olive Group Company or its Affiliates party thereto. To the Knowledge of Olive and Olive HoldCo, there is no material breach of, any Material Contract by the relevant other party to a Material Contract and no event has occurred that would allow the relevant other parties to a Material Contract to terminate the Material Contract.

12.4	To the Knowledge of Olive and Olive HoldCo, no other contracting party to any Material Contract:

(a)	has given written notice to an Olive Group Company or its Affiliates of, or made a written claim against an Olive Group Company or its Affiliates with respect to, any material breach or default thereunder.

(b)	is in material breach thereof or has breached the same in any material respect within the twelve (12)-month period prior to the date hereof.

12.5	To the Knowledge of Olive and Olive HoldCo, none of the Olive Group Companies or its Affiliates has received written notice that any party to any Material Contract intends to cancel or terminate any such Material Contract or to exercise or not exercise any option or extension right thereunder whether as a result of the Combination Transactions or otherwise.

12.6	Except as referred to in the Olive Disclosure Letter, true, correct and complete copies of each Material Contract are included in the Data Room.

13.	PRODUCT LIABILITY

13.1	Except as referred to in the Olive Disclosure Letter:

(a)	since December 31, 2014, there has been no Proceeding pending, or to the Knowledge of Olive and Olive HoldCo, threatened against an Olive Group Company with respect to any product liability; and

(b)	to the Knowledge of Olive and Olive HoldCo, there has not occurred any state of facts or circumstances that would give rise to any Proceeding that would have an Olive Business Material Adverse Change/Effect, with respect to any products manufactured, sold or distributed at any time by or on behalf of or in the name of or for the account of an Olive Group Company, including any Proceeding on account of any express or implied warranty, except for Ordinary Course normal returns and allowances which have not had and would not have, individually or in the aggregate, an Olive Business Material Adverse Change/Effect or a financial impact on an Olive Group Company in excess of EUR 5,000,000.

14.	MAJOR SUPPLIERS AND CUSTOMERS

14.1	The Olive Disclosure Letter lists the top twenty (20) suppliers to, and top twenty (20) customers of, the Olive Business as of the date of this Agreement, determined based on the euro amount of goods and services such suppliers provided during the twelve (12) months ended December 31, 2014 (based on amounts paid by the Olive Group) and that such customers have purchased during such period (based on revenue recognized during such period under IFRS accounting), under their Contracts with the Olive Group Companies.

14.2	Except as referred to in the Olive Disclosure Letter, as of the date of this Agreement, all the agreements with suppliers and customers set out in the preceding paragraph are valid and binding and have been executed in writing, and none of the customers or suppliers identified pursuant to paragraph 14.1 above has cancelled, materially and adversely modified, or otherwise terminated its relationship with the Olive Group, or materially decreased its services, supplies or materials to the Olive Group, nor to the Knowledge of Olive and Olive HoldCo, has any such customer or supplier communicated in writing any intention to do any of the foregoing.

15.	COMPLIANCE WITH LAWS; PERMITS; ANTI-CORRUPTION

15.1	To the Knowledge of Olive and Olive HoldCo, the Olive Group Companies are, and, have been since June 1, 2013, in compliance with all Applicable Laws except as have not had or would not have an Olive Business Material Adverse Change/Effect and except Tax Laws (which are addressed elsewhere).

15.2	Except for those matters which, individually or in the aggregate, have not had and would not reasonably be expected to result in material liability to the Olive Group:

(a)	no Olive Group Company, nor any director, manager or employee of an Olive Group Company has in the last five years, in connection with the Olive Business, itself or, to the Knowledge of Olive and Olive HoldCo, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of an Olive Group Company, taken any action in violation of the FCPA, since its coming into effect only, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable);

(b)	no Olive Group Company, nor any director, manager or employee of an Olive Group Company, is, or in the past five years has been, subject to any actual, pending, or threatened Proceedings, or made any voluntary disclosures to any Governmental Authority, involving an Olive Group Company in any way relating to the FCPA, since its coming into effect only, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable);

(c)	each Olive Group Company has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of that Olive Group Company as required by the FCPA, since its coming into effect only, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable), in all material respects;

(d)	each Olive Group Company has instituted policies and procedures reasonably designed to ensure compliance with the FCPA, since its coming into effect only, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable), and maintains such policies and procedures in force; and

(e)	no officer or director of an Olive Group Company is a Government Official.

15.3	The Olive Group Companies possess all Permits that are necessary for the operation of the Olive Business as operated on the date hereof or the ownership of the assets of the Olive Business, and all such Permits are validly held and in full force and effect and to the Knowledge of Olive and Olive HoldCo, not threatened by circumstances that would enable their revocation or cancellation by a third party, except as have not had or would not have an Olive Business Material Adverse Change/Effect. In particular, the Olive Group Companies (i) hold all necessary registrations with the Spanish General Health Registry of Food and Beverage Operators (“Registro General Sanitario de Empresas Alimentarias y Notificación de Alimentos”), and each such registration is duly held under the name of the relevant operator in the Olive Group carrying out the corresponding activity; (ii) hold the relevant declaration on the condition of mineral water and the water source exploitation permit(s), being such declarations/exploitation permits duly held under the name of the relevant Olive Group Company carrying out water bottling activities; and (iii) hold every urban planning permit as required by applicable national, regional and local urban planning and zoning legislation (including but not limited to, any sort of building permit, works licence, first occupancy licence and activity licence).

15.4	The Olive Group Companies are, and since June 1, 2013, have been, in compliance with the terms and conditions of the Permits, except as have not had or would not have an Olive Business Material Adverse Change/Effect.

15.5	The Olive Group Companies comply with all requirements and conditions necessary in connection with any public subsidies granted to them.

15.6	No Olive Group Company, nor any director, officer, or, to the Knowledge of Olive and Olive HoldCo, employee of any Olive Group Company is, or has ever been, a Restricted Party

15.7	No Olive Group Company nor any director, officer, or, to the Knowledge of Olive and Olive HoldCo, employee of any Olive Group Company has engaged, or engages, in any activity, practice or conduct (or failure to act) which breaches or has breached any applicable Sanctions.

16.	LABOUR MATTERS

16.1	Except as referred to in the Olive Disclosure Letter and except as has not had or would not have an Olive Business Material Adverse Change/Effect, with respect to the employees of the Olive Group Companies:

(a)	The Olive Group Companies are neither party to, nor bound by, any collective bargaining Contract or work rules or practices with any labour union, labour organization or works council; there are no collective bargaining Contracts or work rules or practices that pertain to any of the employees of the Olive Group Companies; and no employees of the Olive Group Companies are represented by any labour union, labour organization or works council with respect to their employment with the Olive Group Companies.

(b)	No labour union, labour organization, works council, or group of employees of the Olive Group Companies has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with or by the applicable Governmental Authority. To the Knowledge of Olive and Olive HoldCo, there is no labour union organizing activities with respect to any employees of the Olive Group Companies.

(c)	From December 31, 2013, there has been no actual or, to the Knowledge of Olive and Olive HoldCo, threatened labour disputes, employment-related litigation, strikes, lockouts, slowdowns or work stoppages against or affecting the Olive Group Companies.

(d)	The Olive Group Companies and their respective employees, agents or representatives have not, to the Knowledge of Olive and Olive HoldCo, committed any material unfair labour practice contrary to Applicable Law.

(e)	The Olive Group Companies are not required to provide notice to or obtain the consent of, or consult with, any labour union, labour organization, works council or group of employees of the

Olive Group Companies in connection with the execution of this Agreement, except for the Employee Notification Processes in respect of the Olive Group set out in Annex C and any notices required to be provided under collective bargaining Contracts the failure of which to be provided would not, individually or in the aggregate, be material to the Olive Business.

(f)	To the Knowledge of Olive and Olive HoldCo, the Olive Group Companies: (i) have properly classified all of its workers as independent contractors or employees, (ii) have properly classified, recorded and documented the employment of all of its employees under Applicable Law, and (iii) are not delinquent in any payments to, or on behalf of, any current or former independent contractors or employees for any services or amounts required to be reimbursed or otherwise paid.

(g)	To the Knowledge of Olive and Olive HoldCo, no officer or director of an Olive Group Company is in violation of any term of any employment agreement, non-disclosure agreement, statutory non-disclosure obligation, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by an Olive Group Company or (ii) the use of trade secrets or proprietary information.

(h)	The execution of this Agreement and the consummation of the Transactions will not result in any breach or other violation of any collective bargaining Contract, employment agreement, consulting agreement or any other labour-related agreement to which an Olive Group Company is a party and which is (or the class of arrangements on substantially the same terms of which it comprises part) is material to the Olive Group.

16.2	Except as referred to in the Olive Disclosure Letter, there is no labour Proceeding pending or, to the Knowledge of Olive and Olive HoldCo, threatened against an Olive Group Company, by or before any Government Authority or by or on behalf of any third party that, if adversely determined, would entail the obligation to reemploy 20 employees or more.

17.	ENVIRONMENTAL

17.1	To the Knowledge of Olive and Olive HoldCo, except as has not or would not have an Olive Business Material Adverse Change/Effect, since June 1, 2013, the Olive Group Companies have at all times been, and are, in compliance with all applicable Environmental Laws, including, but not limited to, possessing and complying with all Permits, and periodically filing any declaration or carrying out any control or measurement related to waste, water discharge, pollutant emissions, soil contamination, noise emissions and asbestos contamination as required for their operations under applicable Environmental Laws; and have not received any written communication, whether from a Governmental Authority or other Person, alleging that an Olive Group Company is not in such compliance, and there are no past or present actions, conditions, activities, circumstances or occurrences that would prevent such compliance in the future.

17.2	The Data Room includes a complete list of all material Permits held by the Olive Group Companies on 4 August 2015 pursuant to applicable Environmental Laws.

17.3	Except as would not result in an Olive Business Material Adverse Change/Effect, there is no Environmental Claim pending or, threatened, against any Olive Group Companies or, to the Knowledge of Olive and Olive HoldCo, against any Person whose liability for any Environmental Claim the Olive Group Companies has retained or assumed either contractually or by operation of law, in each case relating to the Olive Business.

17.4	To the Knowledge of Olive and Olive HoldCo, there are no past or present actions, conditions, activities, circumstances or occurrences, including the Release, threatened Release or presence of any Hazardous Material which could reasonably be expected to form the basis of any Environmental Claim relating to the Olive Business against the Olive Group Companies, or to the Knowledge of Olive and Olive HoldCo, against any Person whose liability for any Environmental Claim the Olive Group Companies have retained or assumed either contractually or by operation of law, except in each case as would not result in an Olive Business Material Adverse Change/Effect.

17.5	Except as set forth under the Olive Disclosure Letter, none of the Olive Group Companies is a party or subject to any administrative or judicial order or decree pursuant to the Environmental Laws, that could result into the cancellation, suspension, revocation, limitation, condition or substantial variation or modification of, or could reasonably prejudice the renewal of, the Permits and/or giving rise to a potential fine, except in each case as would not result in an Olive Business Material Adverse Change/Effect.

17.6	To the Knowledge of Olive and Olive HoldCo, the Olive Group Companies have not, and no other Person has, within the applicable statutory limitation period stored, deposited, discharged, buried, dumped or disposed of Hazardous Materials, on or beneath any Real Property currently or to the Knowledge of Olive and Olive HoldCo, formerly owned, operated or leased by the Olive Group Companies, except for inventories of such substances to be used, and wastes generated therefrom, in the Ordinary Course of the Olive Business, except in each case as would not result in an Olive Business Material Adverse Change/Effect. With respect to any offsite disposal location used by the Olive Group Companies to dispose of any Hazardous Materials, to the Knowledge of Olive and Olive HoldCo, there have been no Releases of Hazardous Materials on or underneath any of such location that would result in an Olive Business Material Adverse Change/Effect.

17.7	The Data Room includes true, complete and correct copies of any reports, studies, analyses, tests or monitoring possessed by Olive or Olive Holdco and the Olive Group Companies pertaining to potential liability under any Environmental Law relating to Hazardous Materials in, on, beneath or adjacent to any Real Property currently or formerly owned, operated or leased by the Olive Group Companies within the applicable statutory limitation period, or regarding the compliance by the Olive Group Companies with applicable Environmental Laws within the applicable statutory limitation period, in each case relating to the Olive Business.

18.	RELATED PARTY TRANSACTIONS

18.1	Except for those Contracts referred to in the Olive Disclosure Letter, no Olive Group Company is a party to any written Contract with (i) any current or former director or officer; or (ii) to the Knowledge of Olive and Olive HoldCo any direct or indirect stockholder of an Olive Group Company; or (iii) to the Knowledge of Olive and Olive HoldCo, any of their Affiliates; or (iv) to the Knowledge of Olive and Olive HoldCo their spouses and respective family members up to the third degree, all of them directly or through entities (all of them, “Related Parties”). In any event, those Contracts referred to in the Olive Disclosure Letter are at arms’ length and none of them will be terminated or fail to be renewed as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement.

18.2	The Olive Disclosure Letter sets or refers to the inclusion in the Data Room of, a true, correct, and complete list of:

(a)	any and all outstanding loans or other extensions of credit made or guaranteed by the Olive Group Companies to or for the benefit of any Related Party or employee of the Olive Group Companies (other than advances of business expenses in the Ordinary Course); and

(b)	any and all outstanding loans, guarantees, or other extensions of credit of any amount made to or for the benefit of the Olive Group Companies by any Related Party or employee of the Olive Group Companies.

and none of these loans, guarantees or other extensions of credit expires, terminates or will otherwise become repayable as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement.

19.	INSURANCE

19.1

The Olive Disclosure Letter sets forth or refers to the inclusion in the Data Room of, a true, correct and complete list as of the date hereof of all insurance policies that relate to the Olive Business or the Olive

Group Companies. Each such policy is in full force and effect on the date hereof and each such policy will be in full force and effect as of the Completion Date, in each case, in accordance with the terms of the Policies, or a substituted policy shall have been obtained therefor. These insurance policies cover the risks which are required by law to be covered, as well as all risks usually covered by companies engaged in similar businesses to the Olive Group Companies.

19.2	No Olive Group Company is in material default with respect to its obligations under any of the policies (including payment obligations). None of the Olive Group Companies has received a written notice of cancellation or non-renewal of any policy or binder.

19.3	None of the policies allows a third party to terminate or modify such policy as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement.

20.	GUARANTEES AND FINANCINGS

20.1	The Olive Disclosure Letter references, as of the date of this Agreement, each Guarantee issued by an Olive Group Company in favour of its Related Parties other than the Olive Group.

20.2	The Olive Disclosure Letter references, as of the date of this Agreement, all Guarantees issued by Olive HoldCo or its Affiliates other than the Olive Group on behalf of any Olive Group Company.

20.3	The Olive Disclosure Letter references a true, correct and complete list as of the date hereof of all loan agreements, notes, letters of credit and other evidences of long-term and short-term indebtedness to which an Olive Group Company is a party and which individually exceeds an amount or EUR 5,000,000, any related interest rate swap, currency contracts, hedging instruments or other derivative instruments, guarantees, sureties and letters of comfort (including off-balance sheet commitments) as well as any other financing arrangements (including sale and lease-back arrangements, instalment purchases and bank letters or agreements confirming lines of credit) (each a “Financing Arrangement”).

20.4	There is no pending material event of default under, or breach of, any material Financing Arrangement by an Olive Group Company or its Affiliates party thereto, and to the Knowledge of Olive and Olive HoldCo, no event in respect of the Olive Business has occurred that, with the lapse of time or the giving of notice or both, would constitute an event of default thereunder by an Olive Group Company or its Affiliates party thereto.

20.5	The Olive Disclosure Letter sets forth a true, correct and complete list as of the date hereof of all government grants, subsidies and similar financial assistances to any Olive Group Company and any other aid (whether in the form of loans, grants, subsidies, guarantees or financial assistance) (each a “State Aid”) received by any Olive Group Company from any national, regional or local authority or public body which individually exceed EUR 1,000,000. Except as disclosed in the Olive Disclosure Letter, the Olive Group Companies

(a)	have used all State Aids in compliance with the respective grant notifications, agreements and/or other terms and conditions applying thereto, in each case as in effect on the date of this Agreement; and

(b)	are under no obligation (also considering the implemented restructuring measures) to repay any State Aid, nor, to the Knowledge of Olive and Olive HoldCo, is any such obligation threatening.

20.6	None of the State Aids granted to an Olive Group Company will have to be repaid in whole or in part, and no State Aid may be revoked, rescinded, cancelled or otherwise terminated as a consequence of the consummation of the transactions contemplated under this Agreement or as a consequence of any restructuring measure to be taken in connection with the transactions contemplated by the Transaction Documents.

21.	NO SECURITY

No mortgages, pledges, liens or other security interest, liens or encumbrances have been granted over any assets of any Olive Group Company.

22.	NO BONUSES, COMMISSIONS OR FINDERS’ FEES

Except as disclosed in the Olive Disclosure Letter, no director, officer or employee of the Olive Group Companies is entitled to receive a bonus, payment, guarantee or similar or other benefit from, or is to be held harmless against, any disadvantages by any of the Olive Group Companies or their Affiliates as a result of the execution of any of the Transaction Documents or the consummation of the transactions contemplated hereunder or thereunder.

23.	APPLICATION AND DISCLOSURE DOCUMENTS

23.1	None of the information supplied or to be supplied by Olive or Olive HoldCo for inclusion or incorporation by reference in an Application and Disclosure Document will, at the time the relevant Application and Disclosure Document or any amendment or supplement thereto is finally filed with the applicable Review Authority, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Olive or Olive HoldCo with respect to statements made or omitted to be made or incorporated by reference in an Application and Disclosure Document based on information supplied or failed to be supplied by or on behalf of any other Party for inclusion or incorporation by reference therein.

SCHEDULE 7

ORANGE WARRANTIES

1.	ORGANIZATION AND QUALIFICATION

1.1	Each Orange Group Company is duly organized, validly existing and is in good standing (with respect to jurisdictions that recognize such concept) in the jurisdiction of its incorporation.

1.2	True and complete copies of the certificate of incorporation and by-laws (or other comparable governing documents) of each of the Orange Group Companies as in effect on the date of this Agreement have been delivered to the other Parties.

1.3	Each of the Orange Group Companies is Solvent.

2.	AUTHORITY; NO BREACH

2.1	Each of the Orange Group Companies has all requisite corporate power and corporate authority to enter into each of the Transaction Documents to which it is a party and to perform its respective obligations hereunder and thereunder and to consummate the Combination Transactions.

2.2	The execution, delivery and performance by each of the Orange Group Companies of this Agreement and each of the Transaction Documents to which they are respectively a party and the consummation of the Combination Transactions:

(a)	have been duly authorized by all necessary corporate action on the part of that person and (if applicable) its shareholders;

(b)	do not, assuming each of the Conditions is satisfied and the filings referred to in this Agreement are made in accordance with the terms hereof, require any consent or approval from, or the giving of any notice or making of any filings to, any Governmental Authority by an Orange Group Company that have not already been obtained or made, other than in all cases where failure to obtain such consent or to give or make such notice or filing would not have a Material Adverse Change/Effect on any Transferred Business (upon or after Completion) or prevent or materially delay the consummation of the Combination Transactions; and

(c)	do not:

(i)	assuming all authorizations, consents and approvals to be obtained or made as Conditions have been obtained or made, violate any Applicable Law to which such persons are subject;

(ii)	(A) require a consent, notice or approval under, conflict with, result in a violation or breach of or constitute a default under, result in the acceleration of, or (B) create in any party the right to accelerate, terminate or cancel, any Contract to which any of such persons is a party;

(iii)	create any Encumbrance (other than a Permitted Encumbrance) upon any of the properties or assets used or held for use by the Orange Group Companies; or

(iv)	violate the certificate of incorporation, by-laws or other organizational documents of such person,

except with respect to the foregoing sub-paragraphs (i), (ii) or (iii) as would not have a Material Adverse Change/Effect on any Transferred Business (after Completion) or prevent or materially delay the consummation of the Combination Transactions.

2.3	This Agreement has been (and each Transaction Document upon execution and delivery will be) duly executed and delivered by each of the Orange Group Companies party thereto and constitutes (and each

Transaction Document upon execution and delivery will constitute), assuming the due authorization, execution and delivery by each of the other parties hereto and thereto, the legal, valid and binding obligation of each of the Orange Group Companies party hereto or thereto, as applicable, enforceable against the same in accordance with its and their respective terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Applicable Laws, now or hereafter in effect, relating to or affecting creditors’ rights generally and to general equitable principles.

3.	ORANGE GROUP; CAPITAL

3.1	All of the issued and outstanding ordinary shares in Orange (“Orange Ordinary Shares”), all of which Orange Ordinary Shares are held by Olive, are, and all Orange Shares (upon issuance on the terms and conditions specified herein) will be, duly authorized, validly issued, fully paid and non-assessable and free of any pre-emptive rights or Encumbrances (save those arising under the Articles and Applicable Law) and issued in compliance with all Applicable Laws.

3.2	As of Completion, Orange will hold all right, title and interest to the equity interests of US HoldCo, and US HoldCo will hold all right, title and interest to the equity interests of MergeCo, free and clear of all Encumbrances save those arising under the terms of the applicable Constitutional Documents and Applicable Law. All such equity interests (including limited liability company interests) are duly authorized, validly issued, fully paid and non-assessable and free of any pre-emptive rights or Encumbrances (save those arising under the Constitutional Documents of MergeCo or US HoldCo, as applicable, and Applicable Law) and issued in compliance with all Applicable Laws.

3.3	The only Orange Group Companies immediately prior to Completion are Orange, US HoldCo and MergeCo. Except as set forth paragraph 3.2 of this Schedule, or arising under the Transaction Documents, none of the Orange Group Companies has any Subsidiaries or owns or has an obligation under Contract to acquire, directly or indirectly, any equity interests, equity investments or debt securities in any Person.

3.4	Except the Transaction Documents, there are no outstanding (i) securities convertible into or exchangeable for the capital stock of, or equity interests in, any Orange Group Company, (ii) options, warrants or other rights to purchase or subscribe for capital stock of, or equity interests in, any Orange Group Company, or (iii) Contracts or understandings of any kind requiring the issuance, transfer, repurchase, redemption, reacquisition or voting of any capital stock of, or equity interests in, any Orange Group Company, or any such convertible or exchangeable securities or any such options, warrants or rights, to which an Orange Group Company is party or by which an Orange Group Company is bound.

4.	LIABILITIES

4.1	Since their respective dates of formation, none of the Orange Group Companies have carried on any business or conducted any operations other than the execution of this Agreement and the other Transaction Documents, the performance of their obligations hereunder and thereunder and matters ancillary thereto.

4.2	Save under the Transaction Documents, or pursuant to the performance of their obligations thereunder (including in respect of the Application and Disclosure Documents) none of the Orange Group Companies has any Liabilities.

5.	LITIGATION

5.1	There is no Proceeding pending or, to the Knowledge of Orange and MergeCo, threatened against an Orange Group Company, by or before any Governmental Authority or by or on behalf of any third party that, if adversely determined, individually or in the aggregate, would (a) have a Material Adverse Change/Effect on any Transferred Business (after Completion), or (b) prevent or materially delay the consummation of the Combination Transactions.

5.2	There are no outstanding judgments, decrees or orders of any Governmental Authority against or binding on an Orange Group Company that, if adversely determined, individually or in the aggregate, would prevent or materially delay the consummation of the Combination Transactions.

6.	TAX

Each Orange Group Company is and has at all times been resident for Tax purposes in the jurisdiction in which it was incorporated and is not and has not at any time been treated as resident in any other jurisdiction for any Tax purpose (including for the purpose of any double Tax treaty).

7.	APPLICATION AND DISCLOSURE DOCUMENTS

7.1	None of the information supplied or to be supplied by Orange for inclusion or incorporation by reference in an Application and Disclosure Document will, at the time the relevant Application and Disclosure Document or any amendment or supplement thereto is finally filed with the applicable Review Authority, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Orange with respect to statements made or omitted to be made or incorporated by reference in an Application and Disclosure Document based on information supplied or failed to be supplied by or on behalf of any other Party for inclusion or incorporation by reference therein.

SCHEDULE 8

WARRANTY LIABILITY

Paragraph 8.1 Survival of Warranties and Certain Covenants

Each Warranty in respect of each of Red, White, Olive and Olive HoldCo shall survive until the date that is three (3) months after the date that Orange files with the SEC its annual report on Form 20-F in respect of the fiscal year ending December 31, 2016 (the period ending on that date being the “Claim Period”). If Orange, Red or Olive makes a claim with respect to any Warranty within the Claim Period (an “Orange Claim”, a “Red Claim”, or an “Olive Claim”, as applicable), and such claim is not fully and finally resolved prior to the expiration of the Claim Period, such Warranty shall survive solely with respect to such claim until such claim is finally and fully resolved.

Paragraph 8.2 Red’s Limitation of Liability

Notwithstanding any provision in this Agreement to the contrary, the Red Claim Adjustment Amount in respect of any claim with respect to the breach of a Warranty shall be limited to claims as to which Orange or Olive has given Red written notice, setting forth therein in reasonable detail the basis for such claim, before the end of the Claim Period; provided, however, that in calculating the Red Claim Adjustment Amount only the excess over 400 million dollars ($400,000,000) (the “Red Basket”) shall be taken into account; provided further that no amount shall be taken into account in respect of any particular claim, unless the amount of such claim exceeds $5,000,000 (the “Excluded Amount”) and all such Losses in respect of any claim or series of related claims that total less than the Excluded Amount shall be excluded in their entirety from calculations with respect to the Red Basket or Red Cap, and the Red Claim Adjustment Amount. Notwithstanding any other provision of this Agreement to the contrary, in no event shall the aggregate amount of the Red Claim Adjustment Amount exceed an amount equal to 450 million dollars ($450,000,000) (the “Red Cap”).

Paragraph 8.3 White’s Limitation of Liability

Notwithstanding any provision in this Agreement to the contrary, the White Claim Adjustment Amount in respect of any claim with respect to the breach of a Warranty shall be limited to claims as to which Orange has delivered to Red or Olive or Red or Olive has delivered to Orange written notice, setting forth therein in reasonable detail the basis for such claim, before the end of the Claim Period; provided, however, that in calculating the White Claim Adjustment Amount only the excess over 400 million dollars ($400,000,000) (the “White Basket”) shall be taken into account; provided further that no amount shall be taken into account in respect of any particular claim, unless the amount of such claim exceeds the Excluded Amount and all such Losses in respect of any claim or series of related claims that total less than the Excluded Amount shall be excluded in their entirety from calculations with respect to the White Basket or White Cap, and the White Claim Adjustment Amount. Notwithstanding any other provision of this Agreement to the contrary, in no event shall the aggregate amount of the White Claim Adjustment Amount exceed an amount equal to 450 million dollars ($450,000,000) (the “White Cap”).

Paragraph 8.4 Olive’s Limitation of Liability

Notwithstanding any provision in this Agreement to the contrary, the Olive Claim Adjustment Amount in respect of any claim with respect to the breach of a Warranty shall be limited to claims as to which Orange or Red has given Olive written notice, setting forth therein in reasonable detail the basis for such claim, before the end of the Claim Period; provided, however, that in calculating the Olive Claim Adjustment Amount only the excess over 400 million dollars ($400,000,000) (the “Olive Basket”) shall be taken into account; provided further that no amount shall be taken into account in respect of any particular claim, unless the amount of such claim exceeds the Excluded Amount and all such Losses in respect of any claim or series of related claims that total less than the Excluded Amount shall be excluded in their entirety from calculations with respect to the Olive Basket or

Olive Cap, and the Olive Claim Adjustment Amount. Notwithstanding any other provision of this Agreement to the contrary, in no event shall the aggregate amount of the Olive Claim Adjustment Amount exceed an amount equal to 450 million dollars ($450,000,000) (the “Olive Cap”).

Paragraph 8.5 Third-Party Claims (Red and Olive)

The calculation of the Red Claim Adjustment Amount or Olive Claim Adjustment Amount, which arises or results from claims for Losses made by third parties (“Red/Olive Third-Party Claim”), shall be subject to the following terms and conditions:

(a)(i) Any of Orange or Red shall give to Olive HoldCo or (ii) any of Orange or Olive Holdco shall give to Red, as the case may be, prompt written notice of any such Red/Olive Third-Party Claim; provided, however, that (i) failure to give such notification shall not affect the calculation of the Red Claim Adjustment Amount or Olive Claim Adjustment Amount, as the case may be, except to the extent Red or Olive HoldCo, as applicable, shall have been materially prejudiced as a result of such failure; and (ii) Red or Olive HoldCo shall have the right, after it acknowledges in writing to Orange that if the facts alleged are proved the claim concerned would be a Valid Claim, to undertake the defense thereof by counsel reasonably satisfactory to Orange at sole expense of Red or Olive HoldCo, as the case may be; provided, that if Red or Olive HoldCo assumes such defense, Orange shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Red or Olive HoldCo, as the case may be, it being understood that Red or Olive HoldCo shall control such defense;

(b) Within thirty (30) Business Days following the receipt of notice of a Red/Olive Third-Party Claim, if Red or Olive HoldCo, as the case may be, has not assumed the defense of such Red/Olive Third-Party Claim or has declined to assume the defense of such Red/Olive Third-Party Claim in writing, Orange shall (upon further written notice to Red or Olive HoldCo, as the case may be,) have the right to undertake the defense, compromise or settlement of such Third-Party Claim the costs and expenses of which shall, subject to paragraphs 8.1 and 8.2 be included in the Red Claim Adjustment Amount or Olive Claim Adjustment Amount, as the case may be, subject to the right of Red or Olive HoldCo, as the case may be, to assume the defense of such Third-Party Claim at any time prior to settlement, compromise or final determination thereof (subject to paragraph 8.5(a)(ii)); and

(c) Notwithstanding any provision in this paragraph 8 to the contrary, without the prior written consent of Orange (which consent shall not be unreasonably withheld, conditioned or delayed), Red or Olive HoldCo, as the case may be, shall not admit any liability with respect to, or settle, compromise or discharge, any Red/Olive Third-Party Claim or consent to the entry of any judgment with respect thereto, except in the case of any settlement that (i) includes as an unconditional term thereof the delivery by the claimant or plaintiff to the indemnified party of a written unconditional release from all liability in respect of such Red/Olive Third-Party Claim and (ii) provides solely for monetary relief and does not otherwise involve or purport to bind or limit Orange. In addition, if Red or Olive HoldCo, as the case may be, shall have assumed the defense of the Red/Olive Third-Party Claim, Orange shall not admit any liability with respect to, or settle, compromise or discharge, any Red/Olive Third-Party Claim or consent to the entry of any judgment with respect thereto, without the prior written consent of Red or Olive HoldCo, as the case may be (which consent shall not be unreasonably withheld, conditioned or delayed), and Red or Olive HoldCo, as the case may be, will not be subject to any liability for any such admission, settlement, compromise, discharge or consent to judgment made by Orange without such prior written consent of Red or Olive HoldCo, as the case may be.

Paragraph 8.6 Third-Party Claims (White)

The calculation of the White Claim Adjustment Amount which arise or result from claims for Losses made by third parties (“White Third-Party Claim”), shall be subject to the following terms and conditions:

(a)(i) Orange shall give Red and Olive HoldCo or (ii) any of Red or Olive Holdco shall give notice to Orange, as the case may be, prompt written notice of any such White Third-Party Claim; provided, however, that failure to give such notification shall not affect the calculation of the White Claim Adjustment Amount except to the extent Red or Olive HoldCo shall have been materially prejudiced as a result of a failure by Orange to deliver such notice. Orange shall undertake the defense thereof by counsel reasonably satisfactory to Red and Olive HoldCo at the sole expense of Orange; provided, that Red and Olive HoldCo shall have the right to participate in the defense thereof and to employ counsel, at their own expense, separate from the counsel employed by Orange, as the case may be, it being understood that Orange shall control such defense;

(b) Within thirty (30) Business Days following the receipt of notice of a White Third-Party Claim, if Orange has not assumed the defense of such White Third-Party Claim or has declined to assume the defense of such White Third-Party Claim in writing, Red and Olive HoldCo shall (upon further written notice to Orange, as the case may be) have the right to jointly undertake the defense, compromise or settlement of such White Third-Party Claim at the cost and expense of Orange subject to the right of Orange to assume the defense of such Third-Party Claim at any time prior to settlement, compromise or final determination thereof (subject to paragraph 8.6(a)(ii)); and

(c) Notwithstanding any provision in this paragraph 8 to the contrary, without the prior written consent of Red and Olive HoldCo (which consent shall not be unreasonably withheld, conditioned or delayed), Orange shall not admit any liability with respect to, or settle, compromise or discharge, any White Third-Party Claim or consent to the entry of any judgment with respect thereto, except in the case of any settlement that (i) includes as an unconditional term thereof the delivery by the claimant or plaintiff to the indemnified party of a written unconditional release from all liability in respect of such White Third-Party Claim and (ii) provides solely for monetary relief and does not otherwise involve or purport to bind or limit Orange. In addition, if Red and Olive HoldCo shall have assumed the defense of the White Third-Party Claim, Red and Olive HoldCo shall not admit any liability with respect to, or settle, compromise or discharge, any White Third-Party Claim or consent to the entry of any judgment with respect thereto, without the prior written consent of Orange (which consent shall not be unreasonably withheld, conditioned or delayed), and Orange will not be subject to any liability for any such admission, settlement, compromise, discharge or consent to judgment made by Red and Olive HoldCo without such prior written consent of Orange.

Paragraph 8.7 Other Claims (Red and Olive)

In the event Orange should have a claim that is relevant to the calculation of the Red Claim Adjustment Amount or the Olive Claim Adjustment Amount that does not involve a Red/Olive Third-Party Claim being asserted against or sought to be collected from Orange or its Subsidiaries, Orange shall, as promptly as practicable after discovery of such claim, deliver written notice of such claim to Red or Olive HoldCo, as the case may be. The failure by Orange to so notify Red or Olive shall not affect the calculation of the Red Claim Adjustment Amount or Olive Claim Adjustment Amount, as the case may be, except to the extent Red or Olive HoldCo shall have been materially prejudiced as a result of such failure.

Paragraph 8.8 Other Claims (White)

In the event Orange, Red or Olive HoldCo becomes aware of a claim that is relevant to the calculation of the White Claim Adjustment Amount that does not involve a White Third-Party Claim being asserted against or sought to be collected from Orange or its Subsidiaries, Orange, Red or Olive HoldCo shall, as promptly as practicable after discovery of such claim, deliver written notice of such claim to the other parties. The failure by Red and Olive HoldCo to so notify Orange shall not affect the calculation of the White Claim Adjustment Amount except to the extent Orange shall have been materially prejudiced as a result of such failure.

Paragraph 8.9 Representation of White

The interests, rights and obligations of Orange (a) in respect of a Red Claim Adjustment Amount or an Olive Claim Adjustment Amount and (b) in respect of the calculation of the White Claim Adjustment Amount, shall be represented exclusively (as between the Parties) by the independent directors (as defined in the articles of association of Orange) of Orange from time to time (and none of the Parties shall take any action to prevent, delay, limit or otherwise circumscribe or seek to interfere with the discharge of such role by such independent directors). Any matter to be done by Orange in respect of a Red Claim Adjustment Amount or an Olive Claim Adjustment Amount shall be done only with the approval of a majority of the independent directors of Orange; any notice to be given to Orange for such purposes shall be given to such independent directors (or such one or more of them as they may notify in writing to Red and Olive HoldCo from time to time); and any notice to be given by Orange for such purposes shall be given only following the approval of a majority of such independent directors. Nothing in this paragraph 8.9 shall vitiate the fiduciary duties of the directors to the Company.

Paragraph 8.10 Determining the Claim Adjustment Amount

Upon a Claim being notified in accordance with this paragraph 8, Red, Olive HoldCo and Orange will discuss such Claim in good faith to determine whether the Claim is a Valid Claim and if so the Claim Adjustment Amount in respect of that Claim. Those Parties will endeavour to make such determination within 25 Business Days of such notification. At any time during such period or following such period, any of Red, Olive HoldCo and Orange may, in its absolute discretion, elect to terminate discussions and pursue any available remedies under paragraph 8. If no such determination can be agreed among Red, Olive HoldCo and White within such period, or any of them elects during such period to have such determination(s) made by a third party, the provisions of Annex 1 (Mediation Annex) to this Schedule 8 shall apply.

The Parties expressly acknowledge and agree that the purpose of the calculation of a Claim Adjustment Amount in respect of a Valid Claim is to enable the determination, in accordance with paragraph 8.11 of the number of White Adjustment Shares, Red Adjustment Shares and / or Olive Adjustment Shares that Orange shall issue in respect of such Valid Claim, and (notwithstanding any provision of this paragraph 8 to the contrary) no Party shall have any liability to pay any other Party any amount (by way of indemnity or otherwise) in respect of a Valid Claim (the sole remedy in respect of any such Valid Claim being the issue of Adjustment Shares in accordance with paragraph 8.11 and paragraph 8.12).

The amount of any Losses to be taken into account in the calculation of a Claim Adjustment Amount shall be net of any amounts recovered by Orange under insurance policies, indemnities, contributions or other similar arrangements and shall be reduced to take account of any net tax benefit realized by Orange arising from the incurrence or payment of such Loss.

Orange shall use all reasonable endeavours to mitigate any Red Claim or Olive Claim, including by pursuing recovery under available insurance policies, indemnities, contributions or other similar arrangements. All Losses, or the conditions or circumstances relating to such Losses, that were caused, by any act or omission of Orange shall be excluded in their entirety from calculations with respect to the Red Basket or Olive Basket or Red Cap or Olive Cap, and the Red Claim Adjustment Amount or Olive Claim Adjustment Amount, in each case as applicable.

Notwithstanding any other provision to the contrary, Losses shall not include any amounts that were or could have been taken into account in connection with the determination of the Black NFP, Olive NFP and White NFP pursuant to Clause 8.

Notwithstanding anything to the contrary herein, Losses (if any) in respect of any matter for which there were reserves reflected on Black’s, Olive’s or White’s audited financial statements for the year ended December 31, 2014 shall only include amounts (if any) in excess of such reserves.

Paragraph 8.11 Adjustment Shares

Following agreement or determination of all Valid Claims and the Claim Adjustment Amounts in respect of all such Valid Claims (the date on which that happens being the Relevant Date), Olive HoldCo, Red and Orange shall jointly calculate the numbers of Olive Adjustment Shares, Red Adjustment Shares and White Adjustment

Shares. Those Parties will endeavour to make such determination within 15 Business Days of the Relevant Date. If no such determination can be agreed within such period, the provisions of Annex 1 (Mediation Annex) to this Schedule 8 shall apply.

Subject to paragraph 8.12(a), as soon as reasonably practicable following the agreement or determination of the numbers of Olive Adjustment Shares, Red Adjustment Shares and White Adjustment Shares, taking into account paragraph 8.12(b), (subject to applicable law and stock exchange listing rules), Orange shall allot and issue, credited as fully paid (the date of such issuance of Adjustment Shares being the “Adjustment Date”):

(i) the Olive Adjustment Shares to Olive HoldCo;

(ii) the Red Adjustment Shares to Red; and

(iii) the White Adjustment Shares to the shareholders of Orange as of the Adjustment Date (other than Olive HoldCo, Red and their respective Affiliates (the “Public Shareholders”),

in each case by way of capitalisation of reserves. All such shares shall rank pari passu as amongst themselves and as amongst all other Orange Shares then in issue.

No fractional shares shall be issued in respect of any issuance of Adjustment Shares and any fractional share that would have otherwise been issued to a Red, Olive or a Public Shareholder shall be rounded down to the nearest whole share.

Paragraph 8.12 Limit on Adjustment Shares

(a) Orange shall not issue any Adjustment Shares unless and until:

(1) Red has received an opinion from the Red Tax Advisor (the “Red Adjustment Tax Opinion”), on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Adjustment Date, to the effect that, as a result of the issuance of the Adjustment Shares:

(i) Orange should not be treated as a United States domestic corporation for United States federal income tax purposes; and

(ii) Orange should not be treated as a “surrogate foreign corporation” (or any successor term thereto) within the meaning of Section 7874(a)(2)(B) of the Code or otherwise be subject to any other analogous or more onerous Applicable Law not in effect on the date hereof addressing considerations similar to those addressed by Section 7874 of the Code as formulated on the date hereof, in the case of each of (i) and (ii) assuming that the issuance of the Adjustment Shares occurs and taking into account the effect of any bill that would implement a change in Applicable Law (whether or not yet effective) that has passed in identical (or substantially identical) form by both the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed; it being understood that, in rendering the Red Adjustment Tax Opinion, the Red Tax Advisor shall be entitled to receive and rely upon representations of officers of Red, Black, Olive, Olive HoldCo, White, Orange, US Holdco and MergeCo as to such matters as the Red Tax Advisor may reasonably request;

(2) Olive Holdco has received an opinion from the Olive Tax Advisor (the “Olive Adjustment Tax Opinion”), on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Adjustment Date, to the effect that, as a result of the issuance of the Adjustment Shares:

(i) Orange should not be treated as a United States domestic corporation for United States federal income tax purposes; and

(ii) Orange should not be treated as a “surrogate foreign corporation” (or any successor term thereto) within the meaning of Section 7874(a)(2)(B) of the Code or otherwise be subject to any other analogous or more onerous Applicable Law not in effect on the date hereof addressing considerations similar to those addressed by Section 7874 of the Code as formulated on the date hereof, in the case of each of (i) and (ii) assuming that the issuance of the Adjustment Shares occurs and taking into account the effect of any bill that would implement a change in Applicable Law (whether or not yet effective) that has passed in identical (or substantially identical) form by both the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed; it being understood that, in rendering the Olive Adjustment Tax Opinion, the Olive Tax Advisor shall be entitled to receive and rely upon representations of officers of Red, Black, Olive, Olive HoldCo, White, Orange, US Holdco and MergeCo as to such matters as the Olive Tax Advisor may reasonably request; and

(3) White has received an opinion from the White Tax Advisor (the “White Adjustment Tax Opinion” and, together with the Red Adjustment Tax Opinion and the Olive Adjustment Tax Opinion, the “Adjustment Tax Opinions”), on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Adjustment Date, to the effect that, as a result of the issuance of the Adjustment Shares:

(i) Orange should not be treated as a United States domestic corporation for United States federal income tax purposes; and

(ii) Orange should not be treated as a “surrogate foreign corporation” (or any successor term thereto) within the meaning of Section 7874(a)(2)(B) of the Code or otherwise be subject to any other analogous or more onerous Applicable Law not in effect on the date hereof addressing considerations similar to those addressed by Section 7874 of the Code as formulated on the date hereof, in the case of each of (i) and (ii) assuming that the issuance of the Adjustment Shares occurs and taking into account the effect of any bill that would implement a change in Applicable Law (whether or not yet effective) that has passed in identical (or substantially identical) form by both the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed; it being understood that, in rendering the White Adjustment Tax Opinion, the White Tax Advisor shall be entitled to receive and rely upon representations of officers of Red, Black, Olive, Olive HoldCo, White, Orange, US Holdco and MergeCo as to such matters as the White Tax Advisor may reasonably request.

(b) If and to the extent any of the Tax Advisors is unable or unwilling to issue its respective Adjustment Tax Opinion then, to the extent reasonably necessary to allow such Tax Advisor(s) to issue its respective Adjustment Tax Opinion(s), the number of Red Adjustment Shares, Olive Adjustment Shares, and White Adjustment Shares shall be reduced proportionately (but not below zero).

Paragraph 8.13 Equality of Information

Each of the parties shall report to the other parties on a quarterly basis as to whether it believes that there may be a basis for an indemnification claim hereunder.

Paragraph 8.14 Orange Expenses

Any expenses incurred by Orange hereunder in connection with a Red/Olive Third Party Claim shall be deducted from the relevant Claim Adjustment Amount.

Definitions

“Adjustment Shares” means the Olive Adjustment Shares, the Red Adjustment Shares, and the White Adjustment Shares.

“Claim” means an Olive Claim, a Red Claim or a White Claim;

“Olive Adjustment Shares” means, except as provided in paragraph 8.12, a number of Orange Shares equal to the aggregate of all Claim Adjustment Amounts in respect of Valid Red Claims and Valid White Claims multiplied by the Olive Proportion divided by the Opening Price;

“Olive Claim Adjustment Amount” means, subject to paragraph 8.4, the amount of all damages, judgments, awards, liabilities, losses, fines, obligations, amounts paid in settlement, claims of any kind or nature and costs, fees and expenses (including reasonable fees and expenses of attorneys, auditors, consultants and other agents), excluding lost profits, lost revenues, loss of business reputation or opportunity, special, consequential, indirect and punitive damages and damages based on multiples (other than lost profits, lost revenues, special, consequential, indirect and punitive damages actually paid in connection with any third party claim) (collectively, and for the purposes of this Schedule 8 only, “Losses”) suffered or incurred by Orange and its Subsidiaries as a direct and reasonably foreseeable result of (i) any failure of any Warranty of Olive set forth in this Agreement that survives after the Completion Date pursuant to paragraph 8.1 to be true and correct in all respects as of the date hereof and as of the Completion Date (except to the extent expressly made as of an earlier date, in which case the failure of such Warranties to be so true and correct shall be measured as of such earlier date) as such Warranty would read if all qualifications to materiality were deleted therefrom for purposes of determining the amount of the Loss but not for purposes of determining if there is a breach;

“Opening Price” means first day closing price of Orange Shares on NYSE;

“Orange Shares” means ordinary shares with nominal value of 1 British pound each in the capital of Orange;

“Red Adjustment Shares” means, except as provided in paragraph 8.12, a number of Orange Shares equal to the aggregate of all Claim Adjustment Amounts in respect of Valid Olive Claims and Valid White Claims multiplied by the Red Proportion divided by the Opening Price;

“Red Claim Adjustment Amount” means subject to paragraph 8.2, the amount of all Losses suffered or incurred by Orange and its Subsidiaries as a direct and reasonably foreseeable result of any failure of any Warranty of Red set forth in this Agreement that survives after the Completion Date pursuant to paragraph 8.1 to be true and correct in all respects as of the date hereof and as of the Completion Date (except to the extent expressly made as of an earlier date, in which case the failure of such Warranties to be so true and correct shall be measured as of such earlier date) as such Warranty would read if all qualifications to materiality were deleted therefrom for purposes of determining the amount of the Loss but not for purposes of determining if there is a breach;

“Valid Olive Claim” means a claim against Olive for breach of Warranty or the covenants in paragraph 7 in respect of which an Olive Claim Adjustment Amount is agreed by Orange, Red and Olive to be a valid Olive Claim or in any case is otherwise determined to be valid in accordance with paragraph 8.10;

“Valid Red Claim” means a claim against Red for breach of Warranty or the covenants in paragraph 7 in respect of which a Red Claim Adjustment Amount is agreed by Orange, Red and Olive to be a valid Red Claim or in any case is otherwise determined to be valid in accordance with paragraph 8.10;

“Valid White Claim” means a claim against White for breach of Warranty in respect of which a White Claim Adjustment Amount is agreed by Orange, Red and Olive to be a valid White Claim or in any case is otherwise determined to be valid in accordance with paragraph 8.10;

“White Adjustment Shares” means, except as provided in paragraph 8.12, a number of Orange Shares equal to the aggregate of all Claim Adjustment Amounts in respect of Valid Red Claims and Valid Olive Claims multiplied by the White Proportion divided by the Opening Price; and

“White Claim Adjustment Amount” means, subject to paragraph 8.3, the amount of all Losses suffered or incurred by Orange and its Subsidiaries as a direct and reasonably foreseeable result of any failure of any Warranty of White set forth in this Agreement that survives after the Completion Date pursuant to paragraph 8.1 to be true and correct in all respects as of the date hereof and as of the Completion Date (except to the extent expressly made as of an earlier date, in which case the failure of such Warranties to be so true and correct shall be measured as of such earlier date) as such Warranty would read if all qualifications to materiality were deleted therefrom for purposes of determining the amount of the Loss but not for purposes of determining if there is a breach.

Annex 1 to Schedule 8

Mediation Annex

1. If the Parties (or such of them are involved in any dispute or disagreement) do not reach agreement in accordance with the time allowed for a consensual process, any such Party may refer the dispute to a panel of four Persons, one Person selected by Red, one Person selected by Olive HoldCo, one Person selected by Orange and one Person, which Person shall have a casting vote, selected by the Persons selected by the Parties (provided such Person is identified and accepts such appointment within 10 Business Days of being asked to assume its role; otherwise such last Person shall be such independent firm of chartered accountants of international repute in London as the President of the Institute of Chartered Accountants in England and Wales may, on the application of any such Party, nominate) (the “Mediator”), on the basis that the Mediator is to make a decision on the dispute and notify the Parties of its decision within 120 Business Days of receiving the reference or such longer reasonable period as the Mediator may determine.

2. The costs of the Mediator shall be borne by the parties as set out in paragraph 3.3 below.

3. In any reference to the Mediator in accordance with paragraph 1 above:

3.1 the Mediator shall act as a mediator and not as an arbitrator and shall be directed to determine any dispute by reference to the provisions of Schedule 8 of this Agreement;

3.2 the costs of the Mediator shall be paid by Orange or as otherwise determined by the Mediator;

3.3 each of the Parties shall respectively provide or procure the provision to the Mediator of all such information as the Mediator shall reasonably require; and

3.4 any Party may appeal the decision of the Mediator in accordance with clause 24 of the Agreement.

SCHEDULE 9

EXPERT DETERMINATION

In the event that a matter is referred to Expert Determination, such matter (and any disputed item or items relevant to such valuation) shall be resolved by KPMG (or such other firm as the Principal Parties may agree from time to time) as the “Expert” (or, if the same is unwilling or unable to act, a reputable international accountancy firm acceptable to the Principal Parties, acting reasonably, provided that where the Principal Parties are unable to agree and appoint an Expert within fifteen (15) Business Days of the relevant matter being referred to Expert Determination any Principal Party may elect that the President for the time being of the Institute of Charted Accountants of England and Wales select the Expert).

1. Rules Applicable to Pricing Expert Determination

a)	As promptly as reasonably practicable, the Expert shall submit to the Principal Parties a draft form of the Expert’s report regarding the relevant matter, identifying a single point value for the Averaged Working Capital, Black NFP, Olive NFP or White NFP (as applicable) (the “Determination”) (setting forth the basis on which such draft Determination is made), after which the Principal Parties shall have three (3) days to provide written comments on the draft Determination (which, for the avoidance of doubt, are not binding on the Expert and the Expert is under no obligation to modify in any way the draft Determination). Promptly after the expiry of the 3-day period, the Expert shall submit the Determination to the Parties in writing, setting forth in detail the basis on which such Determination is made.

b)	If any difficulty should arise in applying any of the terms and conditions set forth in this Schedule 9, then the Expert shall resolve that difficulty in such manner as it may think fit.

c)	The Expert shall establish the procedural rules to be applied to the Determination contemplated under this Schedule 9, which must accord with the principles set forth in this Schedule 9.

d)	In making its Determination, the Expert shall take into account the written submissions of, or any relevant data or information provided by, any Principal Party, provided that such information shall have been delivered to the Expert within fifteen (15) days after its appointment.

e)	Written communications from a Principal Party to the Expert or from the Expert to a Principal Party shall be copied to the other Principal Parties and Expert at the same time and by the same method, and the Expert shall not take into consideration any document or statement which has not been made available to all Principal Parties.

f)	The Expert shall make the Determination impartially and in good faith.

g)	The Expert may be called as a witness in any subsequent proceedings concerning any dispute among the Principal Parties relating to the Determination. The Expert shall not be entitled to act as an advisor to any Party in any such subsequent proceedings concerning any dispute relating to the Determination among the Principal Parties without the other Principal Parties’ prior written consent, for a maximum period of 10 years after its appointment.

2. Binding Nature of Determination under this Schedule

A Determination made in accordance with this Schedule 9, shall be final and binding on the Parties.

3. Expert not Arbitrator

In making a Determination under this Schedule 9, the Expert shall act in its capacity of independent expert, and not as an arbitrator.

4. Provision of Information to Expert

Each Principal Party shall provide the Expert with all information, assistance and access to books and accounting records, documents, files, papers and information which the Expert may reasonably require for the purposes of the notices and determinations (including the Determination) to be made under this Schedule 9 (subject to any confidentiality undertakings in respect of such information).

5. Costs

The fees and expenses of the Expert for making a Determination shall be borne by Orange.

ANNEX B: MERGER AGREEMENT

EXECUTION VERSION

MERGER AGREEMENT

BY AND AMONG

COCA-COLA ENTERPRISES, INC.,

SPARK ORANGE LIMITED,

ORANGE U.S. HOLDCO, LLC,

AND

ORANGE MERGECO, LLC

DATED AS OF AUGUST 6, 2015

Page

ARTICLE I

CERTAIN DEFINITIONS AND OTHER MATTERS

1.1	Certain Definitions	B-2
1.2	Terms Defined in Other Sections	B-3
1.3	Interpretation	B-3
1.4	No Contra proferentem	B-4

ARTICLE II

THE MERGER; CLOSING

2.1	The Merger	B-4
2.2	The Closing	B-4
2.3	Effective Time	B-5
2.4	Effects of the Merger	B-5
2.5	Exchange Procedures	B-6
2.6	Transfer of Shares of Lux Finco; Issuance of Shares of US HoldCo to Orange	B-8

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF WHITE

3.1	Authority; Recommendation	B-9
3.2	Opinion of Financial Advisors	B-9

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ORANGE, US HOLDCO AND MERGECO

4.1	Authority	B-9
4.2	Orange Stock	B-10

ARTICLE V

COVENANTS OF THE PARTIES

5.1	White Stockholders Meeting	B-10
5.2	No Solicitation; Other Offers	B-11
5.3	State Anti-Takeover Statutes	B-13
5.4	Directors and Officers Indemnification and Insurance	B-13

ARTICLE VI

CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

6.1	Mutual Conditions	B-15
6.2	Conditions to the Obligations of White	B-15
6.3	Conditions to the Obligations of Orange, US HoldCo and MergeCo	B-15

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1	Termination	B-15
7.2	Procedure and Effect of Termination	B-16

B-i

EXHIBITS:

Exhibit A	Transaction Master Agreement
Exhibit B	Orange Shareholders Agreement

B-ii

MERGER AGREEMENT

MERGER AGREEMENT, dated as of August 6, 2015 (this “Agreement”), by and among COCA-COLA ENTERPRISES, INC., a Delaware corporation (“White”), SPARK ORANGE LIMITED, a private limited company organized under the laws of England and Wales (“Orange”), ORANGE U.S. HOLDCO, LLC, a Delaware limited liability company (“US HoldCo”), and ORANGE MERGECO, LLC, a Delaware limited liability company (“MergeCo” and, together with Orange and US HoldCo, the “Orange Parties” and, together with White, each a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, the Parties have entered into that certain Transaction Master Agreement, dated as of the date hereof, by and among White, Olive, European Refreshments, Coca-Cola Gesellschaft mit Beschränkter Haftung, Orange, US HoldCo and MergeCo, in the form attached hereto as Exhibit A (the “Master Agreement”);

WHEREAS, the Closing (as defined herein) will occur during the Completion (as defined in the Master Agreement) at which time the parties will effect the Combination Transactions (as defined in in the Master Agreement);

WHEREAS, MergeCo is a wholly owned subsidiary of US HoldCo and US HoldCo is a wholly owned subsidiary of Orange;

WHEREAS, the respective boards of directors of each of Orange, US HoldCo, White, and MergeCo, have (i) approved the merger of White with and into MergeCo (the “Merger”), with MergeCo surviving the Merger as a wholly owned subsidiary of US HoldCo (MergeCo, as the surviving company in the Merger, is sometimes referred to herein as the “Surviving Company”) pursuant to which each share of common stock, par value $1.00 per share, of White (the “White Common Stock”), other than the Excluded Shares, will be converted automatically into the right to receive the Merger Consideration (as defined herein), subject to the terms and conditions set forth in this Agreement and (ii) approved and declared advisable this Agreement;

WHEREAS, (i) each of the White Board and the Franchise Relationship Committee has unanimously approved this Agreement, has determined that it is in the best interests of White for White to consummate the Merger, with MergeCo surviving the Merger as an indirect wholly owned subsidiary of Orange, and has unanimously approved the Merger and the other transactions contemplated hereby and by the Master Agreement to be performed or consummated by White and (ii) the White Board has unanimously resolved to recommend that White’s stockholders approve the Agreement and submit the Agreement to the stockholders of White for their approval, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Orange’s, MergeCo’s and US HoldCo’s board of directors have each unanimously approved this Agreement, the Merger, and the other transactions contemplated by this Agreement and by the Master Agreement and determined that it is in the best interests of Orange, US HoldCo and MergeCo, respectively, to consummate the Merger and the other transactions contemplated hereby and by the Master Agreement to be performed or consummated by it; and

WHEREAS, each of White, Orange, US HoldCo and MergeCo desires to make certain representations, warranties and agreements in connection with the Merger, and to prescribe certain conditions with respect to the consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, each of White, Orange, US HoldCo and MergeCo hereby agrees as follows:

ARTICLE I

CERTAIN DEFINITIONS AND OTHER MATTERS

1.1 Certain Definitions. Unless the context requires otherwise, capitalized words and expressions used but not otherwise defined herein shall have the meanings ascribed to such words and expressions in the Master Agreement and the following words and expressions shall have the following meanings:

“Cancelled Shares” shall mean all shares of White Common Stock (i) owned by Red, Olive Holdco, Olive, Orange or any of their Subsidiaries immediately prior to the Effective Time or (ii) held by White as treasury stock immediately prior to the Effective Time.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“DLLCA” shall mean the Limited Liability Company Act of the State of Delaware.

“Equity Securities” of any Person shall mean, as applicable (i) any and all of its shares of capital stock, membership interests or other equity interests or share capital, (ii) any warrants, Contracts or other rights or options directly or indirectly to subscribe for or to purchase any capital stock, membership interests or other equity interests or share capital of such Person, (iii) all securities or instruments, directly or indirectly, exchangeable for or convertible or exercisable into, any of the foregoing or with any profit participation features with respect to such Person, or (iv) any share appreciation rights, phantom share rights or other similar rights with respect to such Person or its business.

“Franchise Relationship Committee” shall mean the “Franchise Relationship Committee” of the White Board formed pursuant to Article IV, Section 1 of the by-laws of White.

“Lux Finco” shall mean an entity to be formed in accordance with the Step Plan.

“Required White Vote” shall mean (i) the affirmative vote of the holders of at least a majority of all shares of White Common Stock outstanding on the record date for the White Stockholders Meeting, and (ii) the White Stockholders having approved the provisions of the New Orange Articles, if any, required to be approved by the White Stockholders under Applicable Law.

“Shareholders Agreement” shall mean the “Shareholders Agreement” as defined in the Master Agreement, in the form attached hereto as Exhibit B.

“White Board” shall mean the board of directors of White.

“White Deferred Stock Plan” shall mean the White Deferred Compensation Plan for Nonemployee Directors.

1.2 Terms Defined in Other Sections. The following terms are defined elsewhere in this Agreement in the following Sections:

Term	Section
Acquisition Proposal	5.2(e)
Agreement	Preamble
Book-Entry Shares	2.5(a)
Cash Consideration	2.4(b)
Certificates	2.5(a)
Certificate of Merger	2.3
Change in White Recommendation	5.1(b)
Closing	2.2
Closing Date	2.2
D&O Insurance	5.4(c)
Dissenting Stockholders	2.4(b)
Effective Time	2.3
Exchange Agent	2.5(a)
Exchange Fund	2.5(a)
Excluded Shares	2.4(b)
FRC Approval	3.1(b)
Orange	Preamble
Orange Option	2.4(f)(i)
Orange Parties	Preamble
Orange Stock Price	2.4(f)(i)
Orange Stock Unit	2.4(f)(ii)
Indemnified Persons	5.4(a)
Indemnity Agreements	5.4(a)
Master Agreement	Recitals
Merger	Recitals
Merger Consideration	2.4(b)
MergeCo	Preamble
Party/Parties	Preamble
Stock Consideration	2.4(b)
Superior Proposal	5.2(f)
Surviving Company	Recitals
Takeover Statute	5.3
Termination Fee	7.2(b)
US HoldCo	Preamble
White	Preamble
White Common Stock	Recitals
White Equity Awards	2.4(g)
White Option	2.4(f)(i)
White Recommendation	3.1(b)
White Stock Price	2.4(f)(i)
White Stock Unit	2.4(f)(ii)
White Stockholders Meeting	5.1(a)

1.3 Interpretation. In this Agreement, unless otherwise specified:

(a) references to Schedules, clauses and paragraphs are to the Schedules to and clauses of this Agreement and to paragraphs of the relevant Schedule. The Schedules form part of this Agreement. Headings are for convenience only and shall be given no substantive or interpretative effect whatsoever;

(b) the words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, Section, schedule and paragraph references are to the Articles, Sections, schedules and paragraphs of this Agreement unless otherwise specified;

(c) references to any statute shall be construed as references to the same as has been or may from time to time be, amended, modified or re-enacted and to any subordinate legislation from time to time made under the relevant statute (as so amended, modified or re-enacted);

(d) references to this Agreement or to another document include a reference to this Agreement or such other document as varied, amended, modified, novated or supplemented from time to time;

(e) references to any gender shall include all other genders and references to the singular include the plural and vice versa;

(f) references to the words “include” and “including” are illustrative, do not limit the sense of the words preceding them and shall be deemed to include the expression “without limitation”;

(g) the ejusdem generis principle of interpretation shall not apply;

(h) references to “writing” or “written” include any non-transient means of representing or copying words legibly, and shall include facsimiles and electronic mail;

(i) EUR or € is a reference to the lawful currency from time to time of the member states of the European Union that have adopted a common currency in accordance with Applicable Law. USD or $ is a reference to the lawful currency from time to time of the United States of America;

(j) references to a document “in the agreed terms” means in the form agreed between the Parties and initialed or signed by or on behalf of each of them for the purposes of identification;

(k) references to times of the day are to New York times; and

(l) references to Olive, for purposes of the definition of Change in White Recommendation, the receipt of the warranties in Article III, Section 7.2(d) and Section 8.12, shall be deemed to include Olive Holdco following the formation of Olive Holdco and its adherence to the Master Agreement pursuant to Section 18.3 of the Master Agreement.

1.4 No Contra proferentem. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provisions of this Agreement.

ARTICLE II

THE MERGER; CLOSING

2.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth herein, and in accordance with the DGCL and the DLLCA, White shall be merged with and into MergeCo at the Effective Time of the Merger, with MergeCo continuing as the Surviving Company and an indirect wholly owned subsidiary of Orange, and the separate existence of White shall thereupon cease. As the Surviving Company in the Merger, MergeCo shall succeed to and assume all the rights and obligations of MergeCo and White in accordance with Section 264 of the DGCL and Section 18-209 of the DLLCA.

2.2 The Closing. Subject to, and in accordance with, the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at the office of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, N.Y. at 9:30 A.M., New York time, on the date on which the Completion occurs under the Master Agreement, or at such other date, time and place as the Parties may agree (the date on which the Closing occurs, the “Closing Date”).

2.3 Effective Time. On the Closing Date, MergeCo shall file a certificate of merger evidencing the Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL and the DLLCA, with the Secretary of State of the State of Delaware. When used in this Agreement, the term “Effective Time” shall mean the date and time at which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such later date and time as mutually agreed in writing by White and Orange and set forth in the Certificate of Merger. The filing of the Certificate of Merger shall be made no later than the Closing Date.

2.4 Effects of the Merger.

(a) Conversion of MergeCo Common Stock. The limited liability company interests in MergeCo shall be converted into equivalent limited liability company interests in the Surviving Company.

(b) Effect of Merger on White Common Stock. At the Effective Time, each outstanding share of White Common Stock, other than any (i) Cancelled Shares and (ii) shares of White Common Stock that are owned by stockholders who have made and not withdrawn, or otherwise lost their rights to, a demand for appraisal rights pursuant to Section 262 of the DGCL (“Dissenting Stockholders,” and such shares of White Common Stock (the “Dissenting Shares”), together with the Cancelled Shares, the “Excluded Shares”), shall be converted into the right to receive (A) one (1) validly issued, fully paid, non-assessable share of Orange Stock (such number of shares, the “Stock Consideration”), and (B) $14.50 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). Upon such conversion, each such share of White Common Stock shall be cancelled, and each holder of shares of White Common Stock, other than holders of Excluded Shares, immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such White Common Stock except the right to receive the Merger Consideration and cash in lieu of any fractional shares payable pursuant to this Section 2.4(b). Notwithstanding anything in this Agreement to the contrary, all fractional shares that a holder of shares of White Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share of Orange Stock results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing price of one (1) share of Orange Stock on the NYSE on the trading day immediately following the day on which the Effective Time occurs by the fraction of one (1) share of Orange Stock to which such holder would otherwise have been entitled.

(c) Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder of the Excluded Share, cease to be outstanding, be cancelled and retired and shall cease to exist as of the Effective Time, no Merger Consideration or any other consideration shall be delivered in exchange therefor or in respect thereof, and holders of Excluded Shares immediately prior to the Effective Time shall thereafter cease to have any rights respect to such Excluded Shares, except, in the case of Dissenting Stockholders, for any rights of such Dissenting Stockholders set forth in Section 2.5(h) hereof. For the avoidance of doubt, Excluded Shares that are Cancelled Shares shall not be entitled to the Merger Consideration or any other consideration.

(d) Certificate of Formation of the Surviving Company. The certificate of formation of MergeCo immediately prior to the Effective Time shall be the certificate of formation of the Surviving Company, until it may thereafter be amended in accordance with Applicable Law and the Shareholders Agreement.

(e) Limited Liability Company Operating Agreement of the Surviving Company. The limited liability company operating agreement of MergeCo immediately prior to the Effective Time shall be the limited liability company operating agreement of the Surviving Company, until it may thereafter be amended in accordance with Applicable Law and the Shareholders Agreement.

(f) Effect on White Equity Awards.

(i) Each option to purchase White Common Stock granted under a White shareholder-approved equity compensation plan (a “White Option”) that is outstanding immediately prior to the Effective Time shall be assumed by Orange and converted as of the Effective Time into an option to purchase Orange Stock (an “Orange Option”). The per share exercise price of each such Orange Option shall be equal to the product (which shall be rounded up to the nearest whole cent) of (A) the exercise price of such White Option immediately before the Effective Time and (B) a fraction, the numerator of which shall be the Orange Stock Price and the denominator of which shall be the White Stock Price. The number of shares of Orange Stock subject to each Orange Option shall be equal to the product of (A) the number of shares subject to the White Option as of the Effective Time (which shall be rounded down to the nearest whole share) and (B) a fraction, the numerator of which shall be the White Stock Price and the denominator of which shall be the Orange Stock Price. All such assumed Orange Options shall be subject to terms, vesting conditions, and other conditions that are substantially the same as were applicable to the White Options immediately prior to the Effective Time. The “Orange Stock Price” shall mean the volume weighted average price of a share of Orange Stock on the NYSE on the first full trading day occurring after the Completion. The “White Stock Price” shall mean the volume weighted average price of White Common Stock on the NYSE on the last full trading day occurring before the Completion.

(ii) Each White restricted or performance stock unit granted under a White shareholder-approved equity compensation plan (including each deferred stock unit under the White Deferred Stock Plan) (a “White Stock Unit”) that is outstanding immediately prior to the Effective Time shall be replaced upon the Effective Time with one restricted or performance stock unit (or deemed investment) with respect to Orange Stock (a “Orange Stock Unit”), and a credit of $14.50 for each such unit shall be credited to the account of the holders of the respective units. All such Orange Stock Units including the applicable cash credit shall be subject to terms, vesting conditions, and other conditions that are the same as were applicable to the White Stock Units immediately prior to the Effective Time, including, with respect to the underlying Orange Stock, an entitlement to the same value of cash dividend equivalents, whether accrued prior to or after the Effective Time.

(iii) White shall provide Orange with appropriate information necessary to administer the awards referred to in this Section 2.4(f), including information required for vesting and forfeiture of awards, Tax withholding, remittance, and reporting, compliance with trading windows, and compliance with the requirements of the Exchange Act and other Applicable Law. The parties mutually agree that (A) White will use commercially reasonable efforts to maintain effective registration statements with the SEC with respect to the awards described in this Section 2.4(f), to the extent any such registration statement is required by Applicable Law prior to Closing and (B) Orange will use commercially reasonable efforts to maintain effective registration statements with the SEC with respect to the awards described in this Section 2.4(f), to the extent such registration statement is required by Applicable Law, after the Closing. Notwithstanding the foregoing, if the conversion of a White Option in accordance with the preceding provisions of this Section 2.4(f) would cause the related Orange Option to be treated as the grant of a new stock right for purposes of Section 409A of the Code, such White Option shall not be converted in accordance with the preceding provisions but shall instead be converted in a manner that would not cause the related Orange Option to be treated as the grant of a new stock right for purposes of Section 409A of the Code. Notwithstanding anything to the contrary in this Section 2.4(g), to the extent any of the provisions hereof do not conform with Applicable Law, such provisions shall be modified to the extent necessary to conform with such Applicable Law, in such manner as is equitable and to preserve the intent hereof, as determined by the parties in good faith.

(g) Prior to the Effective Time, White shall adopt such resolutions as are necessary to effect the treatment of the White Options and White Stock Units (collectively, the “White Equity Awards”) as contemplated by this Section 2.4.

2.5 Exchange Procedures.

(a) Exchange Agent. Substantially concurrently with the Effective Time, Orange shall deposit or cause to be deposited (as applicable), with a bank or trust company mutually acceptable to Orange and White (the “Exchange

Agent”), pursuant to an agreement in form and substance reasonably acceptable to Orange and White, (i) Orange Stock sufficient to pay the Stock Consideration and (ii) cash in an amount sufficient to pay the Cash Consideration in exchange for all of the shares of White Common Stock (other than the Excluded Shares) outstanding immediately prior to the Effective Time (the “Exchange Fund”), payable upon due surrender of the certificates that immediately prior to the Effective Time represented shares of White Common Stock (“Certificates”) (or effective affidavits of loss in lieu thereof) or non-certificated shares of White Common Stock represented by book-entry (“Book-Entry Shares”) pursuant to this Article II. Following the Effective Time, Orange shall make available to the Exchange Agent, as needed, (A) cash in amounts that are sufficient to pay cash in lieu of fractional shares pursuant to Section 2.4(b), (B) additional shares of Orange Stock as are necessary to pay the Stock Consideration, and (C) additional cash as may be necessary to pay the Cash Consideration.

(b) Exchange Procedures.

(i) As soon as reasonably practicable after the Effective Time, and in any event not later than the fifth (5th) Business Day following the Effective Time, Orange shall cause the Exchange Agent to mail to each holder of record of shares of White Common Stock whose shares of White Common Stock were converted into the applicable Merger Consideration pursuant to Section 2.4(b), (x) a letter of transmittal (which shall specify that delivery of Certificates and/or Book-Entry Shares shall be effected, and risk of loss and title thereto shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Exchange Agent and which shall be in such form and have such other provisions as agreed to by White and Orange) and (y) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.

(ii) Subject to Section 2.4(c), upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required thereby or by the Exchange Agent, the Exchange Agent shall deliver to the holder of such Certificates or Book-Entry Shares in exchange for such Certificates or Book-Entry Shares, as applicable, the applicable Merger Consideration in respect of the shares of White Common Stock held prior to the Effective Time represented by such holder’s Certificates or Book-Entry Shares. No interest will be paid or accrued on any amount payable upon due surrender of Certificates or Book-Entry Shares. In the event of a transfer of ownership of a Certificate that is not registered in the transfer records of White, the applicable Merger Consideration may be paid to the transferee thereof if the Certificate formerly representing such shares of White Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.5, each Certificate and Book-Entry Share shall, subject to the provisions of Section 2.4, be deemed at any time after the Effective Time to represent only the right to receive upon surrender the applicable Merger Consideration (without interest) as contemplated by this Article II.

(iii) The Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any former holder of shares of White Common Stock such amounts as are required to be withheld or deducted under the Code, or any provision of United States state or local Applicable Law related to Tax with respect to the making of such payment. Amounts so withheld or deducted and paid over to the applicable Governmental Authority will be treated for all purposes of this Agreement as having been paid to the holder of the shares of White Common Stock in respect of which such deduction and withholding were made.

(iv) No dividends or other distributions with respect to Orange Stock constituting part of the Merger Consideration shall be paid to any holder of Certificates not surrendered or Book-Entry Shares not transferred until such Certificates or Book-Entry Shares are delivered to the Exchange Agent in accordance with Section 2.5(b)(ii). Following such delivery there shall be paid, without interest, to the Person in whose name shares of Orange Stock are registered, the amount of all dividends and distributions with a record date after the Effective Time previously paid with respect to such securities.

(c) Closing of Share Transfer Books. At the Effective Time, the stock transfer books of White will be closed, and there will be no further registration of transfers on the share transfer books of the Surviving Company of the shares of White Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company or Orange for transfer, they will be cancelled and exchanged for the applicable Merger Consideration in accordance with the applicable provisions of this Article II.

(d) No Further Ownership Rights in White Common Stock. The Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of White Common Stock formerly represented by such Certificates or Book-Entry Shares.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of shares of White Common Stock on the first (1st) anniversary of the Effective Time will be delivered to Orange upon demand and as directed, and any former holder of shares of White Common Stock who has not surrendered or transferred its Certificates in accordance with the applicable provisions of this Article II shall thereafter look only to Orange for payment of any claim for the Merger Consideration upon due surrender or transfer of such Certificates or Book-Entry Shares.

(f) No Liability. Notwithstanding anything herein to the contrary, none of White, Orange, US Holdco, MergeCo, the Surviving Company, the Exchange Agent or any other Person will be liable to any former holder of shares of White Common Stock for any amount properly delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar law.

(g) Lost Certificates. Upon the making of an affidavit that any Certificate has been lost, stolen or destroyed by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration represented by such lost, stolen or destroyed Certificate.

(h) Appraisal Rights. Notwithstanding Section 2.4(b) hereof, no Person who has made and not withdrawn, or otherwise lost their rights to, a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive any portion of the Merger Consideration with respect to the shares of White Common Stock owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL, net of any amount required to be withheld or deducted under any Applicable Law related to Tax, with respect to the shares of White Common Stock owned by such Dissenting Stockholder as to which such Dissenting Stockholder has perfected such appraisal rights. White shall give Orange prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to Applicable Law that are received by White relating to stockholders’ rights of appraisal. Prior to the Effective Time, White shall not, except with the prior written consent of Orange, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

2.6 Transfer of Shares of Lux Finco; Issuance of Shares of US HoldCo to Orange. At the Effective Time, US HoldCo shall (i) transfer all outstanding shares of Lux Finco to Orange and (ii) issue additional shares of US HoldCo to Orange, in consideration for the payment by Orange of the Merger Consideration to the Exchange Agent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF WHITE

White hereby represents and warrants to each Orange Party, Red and Olive as of the date hereof and as of the Effective Time (except to the extent any such representation or warranty is made as of an earlier date, in which case, as of such earlier date), as follows:

3.1 Authority; Recommendation.

(a) White has all requisite corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject only to the Required White Vote, to consummate the Merger. The execution, delivery and performance by White of this Agreement and the consummation of the Merger have been duly authorized by all necessary corporate action, subject to (in the case of consummation of the Merger) obtaining the Required White Vote. This Agreement has been duly executed and delivered by White and constitutes, assuming the due authorization, execution and delivery by each of the other parties hereto, the legal, valid and binding obligation of White, enforceable against White in accordance with its respective terms, except to the extent that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Applicable Law, now or hereafter in effect, relating to or affecting creditors’ rights generally and to general equity principles.

(b) Each of the White Board and the Franchise Relationship Committee has unanimously approved this Agreement, determined that this Agreement, the Master Agreement, the Merger and the transactions contemplated hereby and by the Master Agreement are fair to and in the best interests of White and its stockholders and approved and declared advisable this Agreement, the Master Agreement and the Merger and the other transactions contemplated hereby and by the Master Agreement to be performed or consummated by White. The approval of the Franchise Relationship Committee is referred to herein as the “FRC Approval.” As of the date hereof, the White Board (i) has unanimously resolved to recommend adoption of this Agreement to the holders of shares of White Common Stock (the “White Recommendation”), and (ii) unanimously directed that this Agreement be submitted to the holders of shares of White Common Stock for their adoption.

3.2 Opinion of Financial Advisors. White Board has received the opinion of Lazard Frères & Co. LLC, and the Franchise Relationship Committee has received the opinion of Credit Suisse Securities (USA) LLC, in each case, to the effect that, as of the date of such opinion and based on, and subject to the matters stated therein, the Merger Consideration to be received by holders of White Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders and a copy of each such opinion will be provided to Orange solely for informational purposes after receipt thereof by White.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

ORANGE, US HOLDCO AND MERGECO

Each of Orange, US HoldCo and MergeCo hereby represents and warrants to White as of the date hereof and as of the Effective Time (except to the extent any such representation or warranty is made as of an earlier date, in which case, as of such earlier date), as follows:

4.1 Authority. As of the date hereof, Orange is a private limited company organized under the laws of England and Wales and U.S. Holdco is a limited liability company organized under the laws of the State of Delaware. Orange is duly organized, validly existing and in good standing under the laws of England and Wales, US HoldCo is duly formed, validly existing and in good standing under the laws of the State of Delaware, and

MergeCo is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Each of Orange, US HoldCo and MergeCo has all requisite corporate, limited liability company or other power and corporate or limited liability company authority, as applicable, to enter into this Agreement, to perform its obligations hereunder and (if applicable) to consummate the Merger. The execution, delivery and performance by each of Orange, US HoldCo and MergeCo of this Agreement, and the consummation of the Merger, have been duly authorized by all necessary action, corporate or otherwise, on the part of Orange, US HoldCo and MergeCo. This Agreement has been duly executed and delivered by Orange, US HoldCo and MergeCo and constitutes, assuming the due authorization, execution and delivery by each of the other parties hereto, the legal, valid and binding obligation of each of Orange, US HoldCo and MergeCo enforceable against each of Orange, US HoldCo and MergeCo in accordance with its terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Applicable Law, now or hereafter in effect, relating to or affecting creditors’ rights generally and to general equity principles.

4.2 Orange Stock. Prior to the Effective Time, Orange will have, and will have procured, to the extent applicable, that its Affiliates will have, taken all necessary action to permit the issuance of the Orange Stock required to be issued pursuant to Article II. The Orange Ordinary Shares in respect of the aggregate Stock Consideration to be paid pursuant to this Agreement or otherwise, will be validly issued, fully paid and nonassessable, and no such issued Orange Ordinary Shares will have been issued in violation of any preemptive right of subscription or purchase in respect thereof. Orange Stock, when issued to holders of White Common Stock in connection with the Merger, will be registered under the Securities Act and Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” laws.

ARTICLE V

COVENANTS OF THE PARTIES

5.1 White Stockholders Meeting.

(a) White shall take all action necessary to call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable for the purpose of obtaining the Required White Vote (the “White Stockholders Meeting”), and in any event within 45 days following the date upon which the Form F-4 becomes effective. White shall (i) use customary reasonable best efforts to solicit votes in favor of obtaining the Required White Vote at the White Stockholders Meeting in accordance with applicable legal requirements unless the White Board has then made a Change in White Recommendation permitted to be made under the terms of this Agreement; (ii) subject to Section 5.2, cause the White Recommendation (and the FRC Approval) to be included in the Proxy Statement; (iii) subject to Section 5.2, not withdraw, modify or qualify the White Recommendation (or the FRC Approval) in any manner adverse to Orange, (iv) subject to Section 5.2, not recommend an Acquisition Proposal, and (v) otherwise comply with all legal requirements applicable to such meeting.

(b) For purposes of this Agreement, a “Change in White Recommendation” shall mean any of: (i) the withdrawal, modification or qualification of the White Recommendation in any manner adverse to Red and Olive, (ii) the recommendation of an Acquisition Proposal, (iii) the failure to cause the White Recommendation (and the FRC Approval) to be included in the Proxy Statement, (iv) the failure to publicly reject any Acquisition Proposal and expressly reaffirm the White Recommendation within ten (10) Business Days following the date on which such Acquisition Proposal became publicly known, (v) any publicly disclosed intention of the White Board or recommendation to the White Board (or any other Person) by the Franchise Relationship Committee of any of the foregoing or (vi) the withdrawal of the FRC Approval.

(c) All filings and other actions required to be taken by White and Orange under this Section 5.1 to achieve the clearance and effectiveness of the Proxy Statement and the Form F-4 shall be made in compliance with clause 6.1 of the Master Agreement.

5.2 No Solicitation; Other Offers.

(a) Except as expressly permitted under Section 5.2(b), neither White nor any of its Subsidiaries shall, nor shall the Representatives of White or any of its Subsidiaries, directly or indirectly, (i) solicit, initiate, knowingly encourage or otherwise facilitate the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to White or any of its Subsidiaries or afford access to the business, properties or records of White or any of its Subsidiaries to, otherwise cooperate in any way with, or assist, participate in, facilitate or encourage any effort by any Person that is seeking to make, or has made, an Acquisition Proposal, (iii) modify in a manner that makes less restrictive, grant any waiver or release under, or fail to enforce, any standstill or similar agreement with respect to any class of Equity Securities of White or any of its Subsidiaries, (iv) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of the DGCL or (v) enter into, approve or recommend any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar Contract or instrument relating to an Acquisition Proposal. It is agreed that any violation of the restrictions on White set forth in this Section 5.2(a) by any of its Subsidiaries or any Representative of White or any of its Subsidiaries shall constitute a breach hereof by White.

(b) Notwithstanding Section 5.1(a) and Section 5.2(a), at any time prior to obtaining the Required White Vote:

(i) White, directly or indirectly through advisors, agents or other intermediaries, may (A) engage or participate in negotiations or discussions with any Person and its Representatives that, subject to White’s compliance with Section 5.2(a) has made after the date of this Agreement an unsolicited bona fide written Acquisition Proposal that the White Board believes in good faith, after consultation with its outside legal and financial advisors, constitutes or is reasonably likely to lead to a Superior Proposal by the Person making such Acquisition Proposal; and (B) furnish to such Person or its Representatives nonpublic information relating to White or any of its Subsidiaries pursuant to a customary confidentiality agreement (a copy of which shall be provided for informational purposes only to Orange) with such Person with terms no less restrictive than those contained in the confidentiality agreement dated October 7, 2014, between The Coca-Cola Company, Coca-Cola Enterprises, Inc. and Coca-Cola Iberian Partners S.A. relating to the transactions contemplated hereby; provided that all such information (to the extent that such information has not been previously provided or made available to Orange) is provided or made available to Orange, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Person; and

(ii) subject to compliance with Section 5.2(c) and Section 5.2(d), if applicable, the White Board may make a Change in White Recommendation;

in each case referred to in the foregoing clauses (i) and (ii) only if the White Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law.

In addition, nothing contained herein shall prevent the White Board from (i) complying with Rule 14e-2(a) under the Exchange Act with regard to an Acquisition Proposal that is in the form of a tender offer or exchange offer, so long as any position taken or statement made to so comply is consistent with this Section 5.2; provided that any such position taken or statement made that addresses or relates to the approval, recommendation or declaration of advisability by the White Board with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Change in White Recommendation unless the White Board expressly reaffirms the White Recommendation in such statement or in connection with such action, or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act in response to a tender offer or exchange offer; provided that the White Board expressly reaffirms the White Recommendation in such disclosure or communication.

(c) None of White, the White Board, the Franchise Relationship Committee nor any of their Representatives shall take any of the actions referred to in Section 5.2(b) unless White shall have delivered to Orange a written notice at least 24 hours prior to taking such action advising Orange that it intends to take such action. In addition, White shall notify Orange promptly (but in no event later than 24 hours) after receipt by White (or any of its Representatives) of any Acquisition Proposal, any indication by a Person that it is considering making an Acquisition Proposal or any request for information relating to White or any of its Subsidiaries or for access to the business, properties, assets or records of White or any of its Subsidiaries by any Person that has indicated that it may be considering making, or has made, an Acquisition Proposal. White shall provide such notice orally and in writing and shall identify the Person making, and the material terms and conditions of, any such Acquisition Proposal, indication or request. White shall keep Orange informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal, indication or request (whether communicated orally or in writing), and shall promptly (but in no event later than twenty-four (24) hours after receipt) provide to Orange copies of all correspondence and written materials sent or provided to White or any of its Subsidiaries or Representatives that describes any terms or conditions of any Acquisition Proposal. Any material amendment to the material financial terms of any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of White’s compliance with this Section 5.2(c).

(d) Neither the White Board nor the Franchise Relationship Committee shall make a Change in White Recommendation in response to an Acquisition Proposal, unless (i) White has received an Acquisition Proposal after the date hereof and prior to the White Stockholders Meeting that constitutes a Superior Proposal, (ii) White promptly notifies Orange, in writing at least five (5) Business Days before taking that action, of its intention to do so, attaching (A) the most current version of the proposed agreement under which the Superior Proposal is proposed to be consummated and (B) the identity of the Person making the Acquisition Proposal, and (iii) Orange does not make, within five (5) Business Days after its receipt of that written notification, an offer that is at least as favorable to the stockholders of White as determined by the White Board as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from White and a new five (5) Business Day period under clause (ii) of this Section 5.2(d).

(e) For purposes of this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement or any proposal or offer made by Orange or any of its Affiliates, any offer, proposal or inquiry relating to any transaction to effect, or any indication of interest by any third Person in, (i) any amalgamation, merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution, spin-off, split off or similar transaction involving White or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of White, (ii) any purchase or sale of 25% or more of the consolidated assets (including stock of White’s Subsidiaries) of White and its Subsidiaries, taken as a whole or (iii) any purchase or sale of, or tender or exchange offer (including a self-tender offer) for, voting securities of White or any of its Subsidiaries that, if consummated, would result in any Person (or the stockholders of such Person) beneficially owning securities representing 25% or more of White’s total voting power (or of the surviving entity in such transaction) or the voting power of any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of White.

(f) For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (that did not result from a breach of this Agreement any other Transaction Document) for at least a majority of the total number of outstanding shares of White Common Stock or all or substantially all of the consolidated assets of White and its Subsidiaries on terms that the White Board determines in good faith by a majority vote, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including the expected timing, any break-up fees, expense reimbursement provisions, conditions to consummation (including any conditions relating to financing, stockholder approvals, regulatory approvals or other events or conditions beyond the control of the party invoking the condition) and availability of any necessary financing, is (x) superior from a financial point of view to, and provides greater value to, White’s stockholders than the Merger and the Contemplated Transactions and (y) reasonably likely to be consummated in accordance with its terms and on the contemplated timeframe, in each case, taking into account any offer by Orange to amend the terms of this Agreement or any other Transaction Document pursuant to Section 5.2(d).

(g) White shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Person and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal.

(h) Any determination made or action taken by the White Board pursuant to Section 5.2(b) and Section 5.2(d) shall be made or taken only after the Franchise Relationship Committee has approved such determination or action.

5.3 State Anti-Takeover Statutes. Without limiting anything contained in this Agreement, each of White and Orange shall (i) take all action within its power to ensure that no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) or any similar anti-takeover provision in White’s certificate of incorporation or by-laws (each, a “Takeover Statute”) is or becomes applicable to this Agreement, the Merger or any of the Combination Transactions, and (ii) if any Takeover Statute becomes applicable to this Agreement, the Merger or any of the Combination Transactions, take all action within its power to ensure that the Merger and the Combination Transactions may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and the other Transaction Documents and otherwise to minimize the effect of such statute or regulation on the Merger and the Combination Transactions.

5.4 Directors and Officers Indemnification and Insurance.

(a) From and after the Closing, the Surviving Company shall, and Orange shall cause the Surviving Company to, honor and fulfill in all material respects the obligations of White under any and all indemnification agreements between White and any of its current or former directors and officers and any Person who becomes a director or officer of White or any of its Subsidiaries prior to the Effective Time (such agreements, the “Indemnity Agreements” and such Persons, “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Company shall (and Orange shall cause the Surviving Company to) cause the limited liability company operating agreement (and other similar organizational documents) of the Surviving Company to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the charters and bylaws (or other similar organizational documents) of White as of the date hereof, and during such six-year period such provisions shall not be repealed, amended or otherwise modified in any manner adverse to any Indemnified Person except as required by Applicable Law.

(b) Without limiting the generality of the provisions of Section 5.4(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Company shall (and Orange shall cause the Surviving Company to) indemnify each Indemnified Person from and against any losses in connection with any Proceeding to the fullest extent that White would have been permitted to do so under Applicable Law, to the extent such Proceeding arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of White or any of its Subsidiaries or other Affiliates for such action or omission, or alleged action or omission, that occurred prior to or at the Effective Time; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to White in good faith a written notice asserting a claim for indemnification under this Section 5.4(b), then such claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event of any such claim, proceeding, investigation or inquiry, (i) Orange or the Surviving Company shall have the right to control the defense thereof after the Effective Time, and (ii) each Indemnified Person shall be entitled at his or her sole cost and expense to retain his or her own counsel, whether or not Orange or the Surviving Company shall elect to control the defense of any such claim, proceeding, investigation or inquiry. Notwithstanding anything to the contrary set forth in this Section 5.4(b) or elsewhere in this Agreement, none of Orange, the Surviving Company nor any of their respective Subsidiaries shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes a full release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry.

(c) Orange shall, or shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium (in each case, at Orange’s expense) for the extension of (i) the directors’ and officers’ liability coverage of White’s or any of its Subsidiaries’ existing directors’ and officers’ insurance policies and (ii) White’s or any of its Subsidiaries’ existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim involving any Indemnified Person in respect of acts or omissions occurring prior to the Effective Time and with a carrier and upon terms that are reasonably acceptable to White and that are, with respect to coverage and amount, no less favorable than those of White’s or any of its Subsidiaries’ existing D&O Insurance; provided that the aggregate cost of such policy shall not exceed 300% of White’s annual premium for D&O Insurance for the year December 31, 2014.

(d) If the Surviving Company (or Orange) or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Orange or the Surviving Company shall assume all of the obligations of the Surviving Company (or Orange) set forth in this Section 5.4.

(e) The obligations set forth in this Section 5.4 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 5.4(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other Person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 5.4(c) (and their heirs and representatives). Each of the Indemnified Persons or other Persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 5.4(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 5.4, with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons (and other Persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 5.4(c) (and their heirs and representatives)) under this Section 5.4 shall be in addition to, and not in substitution for, any other rights that such Persons may have under the charters, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by White or any of its Subsidiaries, or Applicable Law (whether at law or in equity).

(f) The obligations and liability of the Surviving Company, Orange and their respective Subsidiaries under this Section 5.4 shall be joint and several. Nothing in this Section 5.4 is intended to entitle any party to recover any amounts in connection with this Section 5.4 (i) to the extent that such party or any of its Affiliates has already recovered such amount pursuant to this Agreement or (ii) to the extent that White would have been prohibited from paying such amounts under the DGCL.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to White or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.4 is not prior to or in substitution for any such claims under such policies.

ARTICLE VI

CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

6.1 Mutual Conditions. The respective obligations of White, Orange, US HoldCo and MergeCo to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Applicable Law, waiver, in each case in accordance with the Master Agreement, of the conditions set forth in clause 3.1 of the Master Agreement.

6.2 Conditions to the Obligations of White. The obligations of White to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Applicable Law, waiver, in each case in accordance with the Master Agreement, of the conditions set forth in clause 3.4 of the Master Agreement.

6.3 Conditions to the Obligations of Orange, US HoldCo and MergeCo. The obligations of Orange and MergeCo to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Applicable Law, waiver, in each case in accordance with the Master Agreement, of the conditions set forth in clause 3 of the Master Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement shall be terminated and the Merger shall be abandoned at any time prior to the Effective Time, whether before or after receipt of the Required White Vote:

(a) automatically upon the valid termination of the Master Agreement pursuant to clause 13 of the Master Agreement;

(b) by White, if Orange, US HoldCo or MergeCo shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement or the Master Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2 of this Agreement and (ii) is incapable of being cured (or is not cured) by Orange, US HoldCo or MergeCo by 5 p.m. New York time on the Long Stop Date; provided that the failure of any such condition to be capable of satisfaction is not the result of a material breach of this Agreement by White;

(c) by Orange, if White shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement or any other Transaction Documents, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.3 of this Agreement, and (ii) is incapable of being cured (or is not cured) by White by 5 p.m. New York time on the Long Stop Date; provided that the failure of any such condition to be capable of satisfaction is not the result of a material breach of this Agreement by Orange, US Holdco or MergeCo;

(d) by Orange or White, if any court of competent jurisdiction or any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable;

(e) by Orange, if there occurs (i) a Change in White Recommendation (including by amending or supplementing the Proxy Statement to effect a Change in White Recommendation), or (ii) a material breach by White of its obligations under Section 5.1(a)(i), (ii), (iii) or (iv) or Section 5.2; or

(f) by either Orange or White, if the Required White Vote shall not have been obtained upon a vote taken thereon at the duly convened White Stockholders Meeting or any adjournment or postponement thereof at which the applicable vote was taken.

7.2 Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 7.1 hereof, written notice thereof shall be given by the party so terminating to the other party to this Agreement, and this Agreement shall terminate and the Merger shall be abandoned without further action by White or Orange; provided, however, that:

(a) If this Agreement is terminated and the Merger is abandoned as described in this Section 7.2, this Agreement shall become null and void and of no further force or effect, except for the obligations provided for in this Section 7.2 and Article VIII hereof, each of which shall survive any such termination of this Agreement without limitation.

(b) If Orange terminates this Agreement pursuant to Section 7.1(e), then White shall, as promptly as reasonably practicable (and in any event within three (3) Business Days following such termination), pay to Orange, by wire transfer of immediately available funds to an account or accounts designated in writing by Orange, an amount equal to $450 million (the “Termination Fee”).

(c) In the event that (A) following the execution and delivery of this Agreement and prior to the termination of this Agreement at the Long Stop Date or pursuant to Section 7.1(c) or Section 7.1(f), an Acquisition Proposal shall have been publicly announced, publicly proposed, or any Person has publicly indicated its intention to make an Acquisition Proposal, (B) this Agreement is validly terminated at the Long Stop Date or pursuant to Section 7.1(c) or Section 7.1(f) or pursuant to Section 7.1(a) as a result of a termination of the Master Agreement pursuant to clause 13.1(a), 13.1(b) or 13.2(b) thereof, (C) at the time of the termination of this Agreement at the Long Stop Date or pursuant to Section 7.1(c) or Section 7.1(f) or pursuant to Section 7.1(a) as a result of a termination of the Master Agreement pursuant to clause 13.1(a), 13.1(b) or 13.2(b) thereof, neither Orange nor MergeCo is in breach of any of its material obligations under or in connection with this Agreement in any material respect and none of the Parties other than White is in breach of any of their material obligations under or in connection with the Master Agreement, and (D) within eighteen (18) months following the termination of this Agreement at the Long Stop Date or pursuant to Section 7.1(c) or Section 7.1(f) or pursuant to Section 7.1(a) as a result of a termination of the Master Agreement pursuant to clause 13.1(a), 13.1(b) or 13.2(b) thereof, an Acquisition Proposal is consummated or a definitive agreement is entered into with respect to an Acquisition Proposal that is subsequently consummated, then White shall pay to Orange the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Orange, not later than concurrently with the consummation of the transaction contemplated by such Acquisition Proposal. For purposes of this provision, each reference to “25%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%.”

(d) White acknowledges that the agreements contained in Section 7.2(b) and Section 7.2(c) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Orange and MergeCo would not enter into this Agreement. Accordingly, if White fails promptly to pay any amount due to Orange pursuant to Section 7.2(b) or Section 7.2(c), then White shall also pay any costs and expenses incurred by Orange, Red or Olive in connection with a legal action to enforce this Agreement that results in a final judgment against White for such amount.

(e) In the event that Orange shall receive the Termination Fee in accordance with Section 7.2(b) or Section 7.2(c), the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Orange, US HoldCo, MergeCo, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Orange, MergeCo, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against White or any of its Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination.

(f) Notwithstanding anything herein to the contrary, any termination of this Agreement shall not be deemed to release and shall not relieve any party hereto from any liability for any fraud occurring on or prior to such termination.

(g) It is understood and agreed any Termination Fee payable to Orange by White shall be paid to Orange’s designees as set forth in the Master Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1 Survival After Closing. The covenants contained in Section 5.4 and this Article VIII shall survive the Closing until the time period set forth therein. Without prejudice to the terms of any other Transaction Document, all of the other representations, warranties, covenants and agreements of the Parties contained in this Agreement shall not survive beyond the Effective Time and there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Effective Time, on the part of any Party, its Affiliates or any of their respective partners, members, officers, directors, agents or Representatives, except for those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Effective Time.

8.2 Fees and Expenses. Except as otherwise provided herein or in the Master Agreement, whether or not the Merger is consummated, Orange shall pay (or cause to be paid) all fees and expenses incurred by it or on its behalf or by or on behalf of any of its Subsidiaries, and White shall pay (or cause to be paid) all fees and expenses incurred by it or on its behalf or by or on behalf of any of its Subsidiaries; provided that from and after the Effective Time such obligations of White shall become an obligation of MergeCo.

8.3 Interest. Any payment required to be paid pursuant to this Agreement that is not paid by the 30th day after such payment is due shall accrue interest from and including such 30th day after the due date to and including the date of payment at the rate of one-month LIBOR plus 25 basis points per annum.

8.4 Notices. All notices, requests, claims, demands and other communications hereunder required to be delivered in writing shall be deemed given if delivered personally, telecopied (receipt confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to White (before the Effective Time), to:

Coca-Cola Enterprises, Inc.

2500 Windy Ridge Parkway

Atlanta, GA 30339

Fax: (770) 989-3784

Attention: John Parker

with a copy, which shall not constitute notice, to:

Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
Fax: (212) 269-5420
Attention:	Helene Banks
John Schuster

If to Orange, US HoldCo, MergeCo or the Surviving Company, to:

Spark Orange Limited

20-22 Bedford Row

London, WC1R 4JS

United Kingdom

and with a copy, which shall not constitute notice, to:

Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
Fax: (212) 610-6399
Attention:	Eric S. Shube
Edward Barnett

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Fax: (212) 225-3999
Attention:	Matthew P. Salerno
Simon Jay

8.5 Entire Agreement; Modification.

(a) The agreement of the parties, which consists of this Agreement and the exhibits schedules and other documents referred to herein which form a part hereof, sets forth the entire agreement and understanding between the parties and supersedes any prior agreement or understanding, written or oral, relating to the subject matter of this Agreement.

(b) Subject to compliance with Applicable Law, this Agreement may be modified and/or amended with respect to any provision contained herein at any time by written action of White and Orange at any time before or after receipt of the Required White Vote; provided, however, that after the receipt of the Required White Vote there may not be, without further approval of the White Stockholders, any amendment of this Agreement or other material terms of the transactions that changes the amount or form of Merger Consideration or that, by Applicable Law, requires the further approval of the White Stockholders.

8.6 Waiver.

(a) No variation of this Agreement shall be effective unless made in writing, expressed to be a variation of this Agreement and signed by or on behalf of all of the Parties, except that following receipt of the Required White Vote, there shall be no variations of this Agreement that, under Applicable Law, would require further approval by the White Stockholders without such further approval.

(b) No failure or delay by a Party in exercising any right, power or remedy provided by Applicable Law or under this Agreement shall operate as a waiver of that right, power or remedy or of some other right, power or remedy nor shall any partial exercise thereof preclude any further exercise of the same or of some other right, power or remedy. The rights and remedies provided under this Agreement are cumulative and are not exclusive of any rights and remedies provided by Applicable Law or otherwise.

(c) Any waiver of any right, power or remedy under this Agreement shall be in writing executed by the relevant Party and may be given subject to such conditions as the grantor may in its absolute discretion decide.

Any such waiver (unless otherwise specified) shall only be a waiver in the particular instance and for the particular purpose for which it was given.

8.7 Assignment; Binding Effect; Severability.

(a) No Party shall (nor shall it purport to) assign, transfer, charge, put in trust or otherwise deal with the benefit of all or any of its rights or interests under this Agreement, nor subcontract or otherwise deal with all or any of its obligations under this Agreement, provided that Orange, US HoldCo or MergeCo may assign its rights hereunder to one or more of its wholly owned Subsidiaries, provided further that no such assignment shall relieve Orange, US HoldCo or MergeCo of its obligations under this Agreement.

(b) If any provision is held to be invalid or unenforceable in any respect, but would be valid and enforceable if deleted in part or reduced in application, such provision shall apply with such deletion or modification as may be necessary to make it valid and enforceable as long as the fundamental relations between the Parties and the economic and legal substance of the transactions contemplated hereby and by the Master Agreement are not materially altered in a manner adverse to any Party.

(c) Each of the provisions of this Agreement is severable. Without prejudice to the foregoing or Section 8.7(b), if any provision is held to be invalid or unenforceable, such provision shall to that extent be deemed not to form part of this Agreement, but the validity and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired as long as the fundamental relations between the Parties and the economic or legal substance of the transactions contemplated hereby and by the Master Agreement are not materially altered in a manner adverse to any Party.

8.8 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction as provided in Section 8.10 to compel performance of such party’s obligations and to the granting by any such court of the remedy of specific performance of its obligations hereunder without proof of actual damages and without any requirement for the securing or posting of any bond. Such remedy shall not be deemed to be the exclusive remedy for a party’s breach of its obligations but shall be in addition to all other remedies available at law or equity.

8.9 Governing Law. This agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to any conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

8.10 Consent to Jurisdiction

(a) The parties irrevocably submit to the exclusive jurisdiction of (a) the Delaware Court of Chancery, and (b) any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), for the purposes of any Proceeding arising out of this Agreement or the Merger (and each agrees that no such Proceeding relating to this Agreement or the Merger shall be brought by it except in such courts). The parties irrevocably and unconditionally waive (and agree not to plead or claim) any objection to the laying of venue of any Proceeding arising out of this Agreement or the Merger in (i) the Delaware Court of Chancery, or (ii) any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties hereto also agrees that any final and non-appealable judgment against a party hereto in connection with any Proceeding shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

(b) EACH ORANGE PARTY SHALL, WITHIN FIVE (5) DAYS HEREOF, IRREVOCABLY DESIGNATE CT CORPORATION SYSTEM (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT CT CORPORATION SYSTEM, 1209 N. ORANGE STREET, WILMINGTON, DE 19801 AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON THEIR BEHALF SERVICE OF PROCESS IN THE STATE OF DELAWARE IN ANY PROCEEDING WITH RESPECT TO THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OTHER SUCH PARTY IN THE MANNER PROVIDED IN SECTION 8.4 OF THIS AGREEMENT. EACH ORANGE PARTY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH PARTY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW.

8.11 Waiver of Jury Trial. Each party hereby waives, and agrees to cause each of its Affiliates to waive, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in respect of any Proceeding directly or indirectly arising out of, under or in connection with this Agreement or the Merger. Each party (a) certifies that no Representative of the other party has represented, expressly or otherwise, that such other party would not, in the event of an Proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 8.11.

8.12 Third Party Beneficiaries. No Person other than the parties hereto shall be entitled to any benefits, rights or remedies hereunder, except that Red, Olive and their respective Subsidiaries are intended third party beneficiaries of this Agreement entitled to enforce directly the rights, remedies and benefits conferred upon them by this Agreement and that the directors and officers of White are intended third party beneficiaries of Section 5.4, entitled to enforce directly the rights, remedies and benefits conferred upon them by such Section 5.4.

8.13 Counterparts. This Agreement may be executed (in original, facsimile or other electronic means) in any number of counterparts and by the Parties on different counterparts but shall not be effective until all Parties have executed at least one counterpart. Each counterpart shall be deemed an original and all counterparts shall together constitute a single agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COCA-COLA ENTERPRISES, INC.

By:	/s/ John R. Parker
	Name:	John R. Parker
	Title:	Senior Vice President, General Counsel

SPARK ORANGE LIMITED

By:	/s/ Isabela Pérez Nivela
	Name:	Isabela Pérez Nivela
	Title:	Director

ORANGE U.S. HOLDCO, LLC

By:	/s/ Isabela Pérez Nivela
	Name:	Isabela Pérez Nivela
	Title:	Authorized Signatory

ORANGE MERGECO, LLC

By:	/s/ Isabela Pérez Nivela
	Name:	Isabela Pérez Nivela
	Title:	Authorized Signatory

[Signature Page to Merger Agreement]

ANNEX C: FORM OF SHAREHOLDERS’ AGREEMENT

SHAREHOLDERS’ AGREEMENT

DATED [●] 20[●]

Coca-Cola European Partners plc

and

Olive Partners. S.A.

and

European Refreshments, Coca-Cola GMBH

and Vivaqa Beteiligungs Gmbh & Co. Kg

C-i

THIS AGREEMENT is made by way of deed on [●] 20[●].

BETWEEN:

(1)	Coca-Cola European Partners plc, a company incorporated in England under registration number 09717350 and whose registered office is [●] (the Company);

(2)	Olive Partners S.A., a company incorporated in Spain [details] (Olive HoldCo); and

(3)	European Refreshments, with its corporate seat in Drogheda, County Meath, Ireland, registered in the Companies Registration Office Dublin under no. 403110 (Red 1), Coca-Cola GMBH, with its corporate seat in Berlin, registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under HRB 88247 B (Red 2) and Vivaqa Beteiligungs Gmbh & Co. Kg, with its corporate seat in Berlin, registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under HRA 39236 B (Red 3) (Red 1, Red 2 and Red 3 together, Red).

BACKGROUND:

(A)	The Company is established to act as holding company to the Group which will market, produce, distribute and sell non-alcoholic, ready-to-drink (NARTD) beverages in western Europe. Further details of the Company are set out in Schedule 1. Details of the Company’s initial capital structure are set out in Schedule 2.

(B)	The parties have agreed to enter into this agreement for the purposes of regulating certain aspects of the affairs and governance of the Company.

(C)	In consideration of the mutual promises of each of the parties and the contributions the Shareholders have made to the Company, the parties agree to enter into this agreement to govern their relationships.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In addition to terms defined elsewhere in this agreement, the definitions and other provisions in Schedule 8 apply throughout this agreement, unless the contrary intention appears.

1.2	In this agreement, unless the contrary intention appears, a reference to a clause, subclause, paragraph, or schedule is a reference to a clause, subclause, paragraph, or schedule of or to this agreement. The schedules form part of this agreement.

1.3	The headings in this agreement do not affect its interpretation.

2.	BUSINESS

2.1	It is intended that the Group will own and carry out the business of NARTD beverage bottling in western Europe (the Business).

2.2	The Shareholders and their Affiliates shall deal with the Company and each member of the Group in accordance with this agreement. Each of Olive HoldCo and Red shall, solely in its respective capacity as a shareholder, and shall use its reasonable efforts to procure that its Nominated Director(s) shall, exercise the powers available to it under this agreement and the Constitution with a view to procuring that the business of the Company and each member of the Group is conducted in accordance with the Annual Business Plan.

3.	EFFECTIVENESS OF THIS AGREEMENT

This agreement takes effect at Closing (the Effective Date).

4.	COMPLIANCE WITH AND PRECEDENCE OF THIS AGREEMENT

4.1	General undertakings

(a)	Each Shareholder shall vote its Shares in order to, and use reasonable endeavours to procure that its Nominated Directors shall act to, give effect, to the extent legally possible, to the provisions of this agreement and to ensure, to the extent legally possible, that the Company complies with its obligations under this agreement and the Constitution. References in this agreement to the Shareholders procuring that the Company performs its obligations are to be interpreted accordingly and such procurement obligations are, therefore, limited to a Shareholder acting solely as a holder of Shares.

(b)	The Company acknowledges its responsibilities under The Takeover Code.

4.2	Agreement prevails over Constitution

Each Shareholder agrees that if any provision of the Constitution at any time conflicts or is inconsistent with the provisions of this agreement: (i) as between the Shareholders, the provisions of this agreement are to prevail to the extent of the conflict or inconsistency; and (ii) each Shareholder shall exercise its powers and rights in accordance with clause 4.3 to the extent legally possible.

4.3	Amendments to Constitution

Subject to clause 4.4 and to the extent legally possible, each Shareholder shall vote their Shares and exercise all powers and rights available to it to seek the amendment of the Constitution to the extent necessary to give effect to the provisions of this agreement.

4.4	Company exclusion

The Company is not required to comply with any obligation contained in this agreement to the extent that to do so would constitute an unlawful fetter on the Company’s statutory powers. This does not affect the validity of the relevant provisions as between the other parties or the respective obligations of the other parties under this clause 4.

5.	BOARD COMPOSITION AND CORPORATE GOVERNANCE

5.1	Board responsibilities

The Board is responsible for:

(a)	the overall strategic guidance of the Group and for overseeing the Group’s internal controls; and

(b)	ensuring that the business of the Group is managed in accordance with this agreement, the Long Term Business Plan, the Annual Business Plan and the Policies.

5.2	Initial Board appointees

The parties shall procure that the initial Board shall comprise:

(a)	the initial Chief Executive Officer who shall be John F Brock and who shall be appointed for a term of one year from the Effective Date, such term being renewable by the Board in accordance with and subject to clause 6.1;

(b)	five Directors nominated by Olive HoldCo who shall be Ms Sol Daurella, Mr. Rotllant Solá Mr. Líbano Daurella, Mr. Luis Gómez-Trénor and Mr. Ignacio de Comenge Sánchez-Real;

(c)	two Directors nominated by Red who shall be Mr Douglas, Jr.and Mr Finan; and

(d)	nine INEDs who shall be Mr Humann, Mr Johnson, Mr Welling, Mr Bennink, Mr Ingram, Mr Morali, Mr Watts, [●] and [●] (the Initial INEDs).

5.3	Board composition

(a)	The Board shall consist of up to 17 Directors (including the Chairman and the Chief Executive Officer).

(b)	The Board shall at all times comprise a majority of INEDs and a majority of Directors who are non-US citizens and not resident in the US.

5.4	Nomination of Directors

(a)	If Olive HoldCo’s Equity Proportion is:

(i)	25 per cent. or more, Olive HoldCo may nominate in accordance with the terms of this agreement a maximum at any one time of five persons as Directors;

(ii)	20 per cent. or more Olive HoldCo may nominate in accordance with the terms of this agreement a maximum at any one time of four persons as Directors;

(iii)	15 per cent. or more, Olive HoldCo may nominate in accordance with the terms of this agreement a maximum at any one time of three persons as Directors;

(iv)	10 per cent. or more, Olive HoldCo may nominate in accordance with the terms of this agreement a maximum at any one time of two persons as Directors; or

(v)	5 per cent. or more, Olive HoldCo may nominate in accordance with the terms of this agreement one person as a Director (each an Olive HoldCo Nominated Director).

(b)	If Red’s Equity Proportion is:

(i)	10 per cent. or more, Red may nominate in accordance with the terms of this agreement a maximum at any one time of two persons as Directors; or

(ii)	5 per cent. or more, Red may nominate in accordance with the terms of this agreement one person as a Director (each a Red Nominated Director).

(c)	Notwithstanding any other provision of this agreement, in the event that a Shareholder is not entitled to nominate any person as a Director pursuant to clause 5.4(a) or 5.4(b), each provision of this agreement which requires the approval, consent or presence of such Shareholder’s Nominated Director shall be deemed amended with such changes as are required such that the approval, consent or presence of such Shareholder’s Nominated Director shall not be required.

5.5	Removal and replacement of Directors

(a)	Notwithstanding any other provision of this agreement, if the number of Directors a Shareholder is entitled to nominate pursuant to clause 5.4 falls below the number of Directors who are at that time Nominated Directors of such Shareholder, and such circumstances exist for a period of 20 consecutive trading days, such Shareholder shall, within five Business Days of the expiry of such period, notify the Board in writing, for the purposes of Article [84] of the Constitution, of the identity of the Nominated Director(s) who are to be removed as Directors and shall procure that such Nominated Directors resign with immediate effect as Directors and as directors of each Group Company on whose board he or she or they sit. If a Shareholder fails to give such notice within such period, that Shareholder shall be deemed to have given such a notice and to have identified in that notice such Nominated Directors as are required to resign (and the Nominated Directors of that Shareholder who shall be deemed to have been identified shall be determined by reference to ascending age order). If a Board meeting occurs during the combined 20 trading day and five Business Day period set out above and the relevant Shareholder has yet to give notice setting out details of the relevant Nominated Director who is to resign, the relevant Shareholder shall procure that only so many of its Nominated Directors shall attend and vote at such Board meeting as is commensurate with the relevant Nominator’s rights pursuant to clause 5.4 above.

(b)	Neither Olive HoldCo nor Red shall propose or cause or encourage to be proposed a resolution to remove an Initial INED before the initial term of office of that INED as set out in the Constitution has expired unless such resolution is proposed with the prior written approval of a majority of all other INEDs.

(c)	A Nominated Director may be removed from office by his or her Nominator in accordance with the Constitution or in accordance with this clause 5.5 or 5.6(c) and 5.6(d). If a Nominated Director ceases to hold office for any reason, the relevant Nominator shall be entitled to nominate a replacement in accordance with clause 5.4 and 5.6.

5.6	Process for nomination and removal of Nominated Directors

(a)	To appoint a Nominated Director under this agreement a Shareholder must give written notice to the Company specifying the identity of the person it wishes to nominate. The notice must be accompanied by a signed written consent from that person agreeing to act as a Director, including confirmation that such person shall resign as a Director if required to do so by his or her Nominator.

(b)	The Company will procure that a person nominated in accordance with clause 5.5(c), 5.6(a), 5.6(f) or 5.6(g) shall, provided such nomination is consistent with the relevant Nominator’s rights under clause 5.4(a) or, as the case may be, clause 5.4(b), forthwith be appointed as a Director.

(c)	To remove a Nominated Director under this agreement, a Nominator must give written notice to the Company specifying the person it wishes to remove. The notice must be accompanied by a written resignation, executed as a deed, from that person acknowledging that he or she has no claim whatsoever against any Group Company in respect of his ceasing to be a director. This clause is without prejudice to clause 5.5(a).

(d)	If the notice is not accompanied by a written resignation, the Company will procure that a person specified in accordance with paragraph (c) above shall forthwith be removed as a Director and as a director of each Group Company on whose board such person sits.

(e)	Each Nominated Director (excluding Sol Daurella in respect of the nine year period following the Effective Date for so long as she is Chairman under and in accordance with clause 5.8) must stand for election or re-election at each Company annual general meeting.

(f)	If the shareholders do not elect or re-elect a Nominated Director at an annual general meeting of the Company he or she shall cease to be a Director and the relevant Nominator shall be entitled to nominate a replacement (who may not be the person who was not elected or re-elected) in accordance with the provisions of clause 5.4 and this clause 5.6.

(g)	If a Nominated Director ceases to be a Nominated Director, the relevant Nominator shall be entitled to nominate a replacement in accordance with the provisions of clause 5.4 and this clause 5.6

(h)	The Nominator of a Nominated Director removed under clauses 5.5 and/or 5.6 must indemnify the Company, in terms reasonably satisfactory to the Company, against any Loss arising as a result of that Nominated Director’s removal from office.

5.7	Process for subsequent appointment and re-election of INEDs

(a)	Upon an Initial INED or an INED ceasing to hold office as a Director, any proposed replacement must be nominated to the Board for appointment by the Nomination Committee in accordance with the Nomination Committee Terms of Reference. Any such proposed INED shall be subject to the approval of the Board.

(b)	Any INED who is not an Initial INED shall stand for re-election at each annual general meeting of the Company. If re-appointed following their initial term as contemplated by the Constitution, the Initial INEDs shall thereafter stand for re-election at each annual general meeting of the Company.

(c)	Subject to clause 5.7(d), an INED, nominated by the Nomination Committee and approved by a majority of the Board for such role, shall serve as the Senior Independent Director. The Senior Independent Director shall act as an interface for the INEDs between the INEDs and each of (1) the Chairman, (2) the Board and (3) members of senior management and shall perform such other duties as are consistent with the Corporate Governance Code. The initial Senior Independent Director shall be [●].

(d)	The Board may resolve to remove the Senior Independent Director at any time and to replace such Senior Independent Director in accordance with, as applicable, clause 5.7(a) and 5.7(c).

5.8	Appointment and removal of initial Chairman

If Sol Daurella is a Director:

(a)	she shall serve as Chairman until the annual general meeting of the Company in 2019 (the Initial Chairman’s First Term); and

(b)	following the Initial Chairman’s First Term, she shall continue to serve as Chairman for up to two further three-year terms if the Directors have not unanimously resolved otherwise (excluding, for these purposes, any Olive HoldCo Nominated Director) and (1) at the end of either the Initial Chairman’s First Term or (as the case may be) second term as Chairman, Olive HoldCo’s Equity Proportion is at least 25 per cent. or (2) she has been elected as Chairman in accordance with clause 5.9(c).

5.9	Appointment and removal of subsequent Chairman

(a)	If Olive HoldCo’s Equity Proportion is at least 25 per cent.:

(i)	Olive HoldCo shall have the right to nominate an Olive HoldCo Nominated Director as Chairman, the appointment of such proposed nominee to be subject to the approval of the Board which must, if Red’s Equity Proportion is at least 10 per cent., include the approval of at least one Red Nominated Director;

(ii)	if such nominee is not approved by the Board (including, if Red’s Equity Proportion is at least 10 per cent., at least one Red Nominated Director), Olive HoldCo shall have the right to nominate an alternative Olive HoldCo Nominated Director as Chairman, the appointment of such proposed nominee to be subject to the approval of the Board which must, if Red’s Equity Proportion is at least 10 per cent., include the approval of at least one Red Nominated Director; and

(iii)	if such alternative nominee is not approved by the Board (including the approval of at least one Red Nominated Director), the Nomination Committee shall nominate a candidate to be appointed as Chairman, provided that any nominee proposed as Chairman by the Nomination Committee must be approved by the Board including approval by:

(A)	if Olive HoldCo’s Equity Proportion is at least 15 per cent., at least one Olive HoldCo Nominated Director;

(B)	if Red’s Equity Proportion is at least 10 per cent., at least one Red Nominated Director; and

(C)	a simple majority of all INEDs present and eligible to vote on the decision.

(b)	For so long as a Chairman nominated by Olive HoldCo in accordance with clause 5.9(a)(i) or 5.9(a)(ii) is a Director, that person may only be removed, prior to the end of his or her three year term, from his or her position as Chairman if all Directors (excluding for these purposes Olive HoldCo’s Nominated Directors) unanimously resolve to do so.

(c)	If Olive HoldCo’s Equity Proportion is below 25 per cent., the nomination of a candidate for appointment as Chairman shall be undertaken solely by the Nomination Committee and any such nominee’s appointment shall be subject to the approval of the Board including:

(i)	a simple majority of INEDs present and eligible to vote on the decision;

(ii)	if Olive Holdco’s Equity Proportion is at least 15 per cent., at least one Olive HoldCo Nominated Director; and

(iii)	if Red’s Equity Proportion is at least 10 per cent, at least one Red Nominated Director.

(d)	For so long as such person remains a Director, the term of any Chairman either (1) nominated by Olive HoldCo and approved by the Board in accordance with clause 5.9(a)(i) or 5.9(a)(ii) or (2) nominated by the Nomination Committee and approved by the Board (and, if necessary, at least one Red Nominated Director and/or one Olive Holdco Nominated Director) in accordance with clause 5.9(a)(iii) or 5.9(c) above shall be three years from appointment. For so long as such person remains a Director, the term of any such Chairman may be extended for further periods of three years with the approval of the Board including:

(i)	a simple majority of INEDs present and eligible to vote on the decision;

(ii)	if Olive HoldCo’s Equity Proportion is at least 15 per cent., at least one Olive HoldCo Nominated Director; and

(iii)	if Red’s Equity Proportion is at least 10 per cent., at least one Red Nominated Director.

(e)	The Company shall provide the Chairman with facilities (including an office) and administrative support typically provided to a chairman of a FTSE 100 company.

(f)	The Board may resolve to remove a Chairman appointed under 5.9(a)(iii) or 5.9(c) from time to time.

(g)	Neither clause 5.9(d) nor clause 5.9(f) shall apply to clause 5.8.

5.10	Fees, expenses, insurance and indemnity of Directors

(a)	Each Director is entitled to such remuneration, fees and benefits as may be approved by the Remuneration Committee and as permitted by applicable law or regulations (in addition to any amount to which the Director is entitled as an executive or employee of any Group Company).

(b)	The Company will reimburse the Directors in respect of all expenses reasonably incurred by them in connection with the proper performance of their duties as a Director.

(c)	The Company shall maintain directors’ and officers’ liability insurance for the benefit of the Directors on normal commercial terms.

(d)	The Company shall provide the Directors with the benefit of an indemnity against any liability which the Directors may incur in relation to the Company (including, without limitation, prior to the Effective Date) or any Group Company (excluding, for the avoidance of doubt, prior to the Effective Date) in their role as Directors to the extent permitted by law.

5.11	Committees

(a)	The Board, subject to the requirements of clause 5.11(h) and clause 6.2, may constitute committees of Directors as it sees fit from time to time. If:

(i)	Olive HoldCo’s Equity Proportion is at least 15 per cent., at least one Olive HoldCo Nominated Director shall sit on each committee of Directors constituted by the Board, other than the Audit Committee; and

(ii)	Red’s Equity Proportion is at least 10 per cent, at least one Red Nominated Director shall sit on each committee of Directors constituted by the Board, other than the Audit Committee and the Affiliated Transaction Committee.

(b)	There shall be an Audit Committee which shall consist of [●] members, all of whom shall be INEDs. The chairman of the Audit Committee shall be an INED. The initial Terms of Reference for the Audit Committee shall be those set out in Part 1 of Schedule 6.

(c)	There shall be a Nomination Committee which shall consist of [●] members, the majority of whom shall be INEDs and, if Olive HoldCo’s Equity Proportion is at least 15 per cent., at least one of whom shall be an Olive HoldCo Nominated Director and, if Red’s Equity Proportion is at least 10 per cent, at least one of whom shall be a Red Nominated Director. The chairman of the Nomination Committee shall be an INED. The initial Terms of Reference for the Nomination Committee shall be those set out in Part 2 of Schedule 6.

(d)	There shall be a Remuneration Committee which shall consist of [●] members, the majority of whom shall be INEDs and, if Olive HoldCo’s Equity Proportion is at least 15 per cent., at least one of whom shall be an Olive HoldCo Nominated Director and, if Red’s Equity Proportion is at least 10 per cent, at least one of whom shall be a Red Nominated Director. The chairman of the Remuneration Committee shall be an INED. The initial Terms of Reference for the Remuneration Committee shall be those set out in Part 3 of Schedule 6.

(e)	There shall be an Affiliated Transaction Committee which shall consist of [●] members, the majority of whom shall be INEDs and, if Olive HoldCo’s Equity Proportion is at least 15 per cent., at least one of whom shall be the Chairman or another Olive HoldCo Nominated Director. The chairman of the Affiliated Transaction Committee shall be an INED. No Red Nominated Director may be a member of the Affiliated Transaction Committee. The initial Terms of Reference for the Affiliated Transaction Committee shall be those set out in Part 4 of Schedule 6.

(f)	There shall be a Corporate Social Responsibility Committee which shall consist of [●] members, the majority of whom shall be INEDs and, if Olive HoldCo’s Equity Proportion is at least 15 per cent., at least one of whom shall be an Olive HoldCo Nominated Director and, if Red’s Equity Proportion is at least 10 per cent, at least one of whom shall be a Red Nominated Director. The Corporate Social Responsibility Committee shall nominate one of their number to act as chairman. The Terms of Reference for the Corporate Social Responsibility Committee shall be those set out in Part 5 of Schedule 6.

(g)	Any Director shall be entitled to attend meetings of a Committee as an observer, subject to the following provisions:

(i)	a Director must provide prior written notice to the Company of its intention to observe Committee meetings;

(ii)	a Director who has an Interest in the business to be conducted at the relevant Committee meeting shall not be entitled to attend such Committee meeting insofar as it concerns such business; and

(iii)	a Director who gives notice pursuant to clause 5.11(g)(i) and who is not precluded from attending the relevant Committee meeting by clause 5.11(g)(ii) will be given, and is entitled to access to, the same documents and information as a member of the relevant Committee and is entitled to receive notice of and attend and speak at, but not to vote at, meetings of the relevant Committee.

(h)

The Company shall ensure that the Board does not adopt or amend any Terms of Reference for any committee constituted by the Board in terms that gives the committee the power to take any action which abrogates or has the effect of abrogating the authority of the Board to make any decision affecting the Company, without the consent of, if Olive HoldCo’s Equity Proportion is at least 15 per cent., at least one Olive HoldCo Nominated Director and if Red’s Equity Proportion is at least 10 per cent., at least one Red Nominated Director. Subject to the previous sentence, the Terms of Reference for a committee may otherwise be adopted or amended by resolution of the Board.

6.	MANAGEMENT AND DECISION MAKING

6.1	Chief Executive Officer

(a)	Subject to clauses 6.1(b), 6.1(c) 6.1(d) and 6.1(f) and following identification and nomination by the Nomination Committee, the Board may appoint and, subject to applicable law, at any time remove and replace the Chief Executive Officer of the Company who will report to the Board and who shall serve as a Director.

(b)	The Board may approve an extension of the initial 12-month term of office for the initial Chief Executive Officer for three months beginning from the end of his initial 12-month term.

(c)	Any other extension of the term of the initial Chief Executive Officer shall be subject to the approval of the Board including:

(i)	if Olive HoldCo’s Equity Proportion is at least 15 per cent., at least one Olive HoldCo Nominated Director; and

(ii)	if Red’s Equity Proportion is at least 10 per cent., at least one Red Nominated Director.

(d)	Upon the initial Chief Executive Officer ceasing to hold office, the appointment of any subsequent Chief Executive Officer and any extension of their term of office shall be subject to the approval of the Board including:

(i)	if Olive HoldCo’s Equity Proportion is at least 15 per cent., at least one Olive HoldCo Nominated Director; and

(ii)	if Red’s Equity Proportion is at least 10 per cent., at least one Red Nominated Director.

(e)	The Board may remove the Chief Executive Officer at any time.

(f)	The initial Chief Executive Officer shall be John F Brock who shall, subject to clause 6.1(b) and 6.1(c), be appointed for a term of one year from the Effective Date.

(g)	The Chief Executive Officer shall lead the Company with day-to-day responsibility for its profitable operation and development, under the supervision of the Board:

(i)	in accordance with the Annual Business Plan and the Long Term Business Plan; and

(ii)	in the interests of the shareholders of the Company collectively so as to maximise the Company’s equity value, without regard to the individual interests of either Shareholder.

(h)	The Company shall (under the supervision of the Audit Committee) put in place all processes and controls necessary to:

(i)	measure progress against the Annual Business Plan and the Long Term Business Plan; and

(ii)	provide assurance that:

(A)	the financial results of the Group are reliable and reported in a timely manner;

(B)	the assets and reputation of the Group are safeguarded; and

(C)	each member of the Group complies with all applicable laws, regulations or rules of any relevant stock exchange.

6.2	Matters requiring Board approval

(a)	Notwithstanding any other provision of this agreement, the Company shall not and shall procure that no Group Company shall take, and each Shareholder shall procure so far as it lawfully can that the Company does not and that no Group Company shall take, any action or pass any resolution in relation to the matters reserved to the Board in the Chart of Authority, which may not be amended to abrogate or have the effect of abrogating the authority of the Board to make any decision affecting the Company, without the consent of, if Olive HoldCo’s Equity Proportion is at least 15 per cent., at least one Olive HoldCo Nominated Director and, if Red’s Equity Proportion is at least 10 per cent., at least one Red Nominated Director.

(b)	Notwithstanding any other provision of this agreement, the Company shall not and shall procure that no Group Company shall take, and each Shareholder shall procure so far as it lawfully can that the Company does not and that no Group Company shall take, any action or pass any resolution in relation to the matters listed in Schedule 3 (or anything which is analogous or has a substantially similar effect to any of those things) without the prior approval of the Board, including approval by:

(i)	if Olive HoldCo’s Equity Proportion is at least 15 per cent., at least one Olive HoldCo Nominated Director; and

(ii)	if Red’s Equity Proportion is at least 10 per cent., at least one Red Nominated Director.

(c)	If any member of the Group identifies a new product opportunity, including one that could potentially leverage third party brands, the Company and Red shall work collaboratively together, in good faith and transparently, to develop a mutually attractive approach that would leverage each party’s current capabilities, including the option of building new products. If they are able to develop a mutually attractive approach in relation to any such new product opportunity, the Company and Red agree in principle that Red will be owner of the brand and all or any intellectual property rights or assets or other intangible assets of any such new product and the Company will be owner of the tangible assets in relation to such new product. If the parties are unable to develop a mutually attractive approach in relation to a new product opportunity, the Company, at its own discretion, shall be entitled to develop such new product opportunity.

6.3	Other Management Roles

The parties agree that Annex 5 describes the roles and responsibilities of the officers referred to therein.

7.	MATTERS REQUIRING SHAREHOLDER APPROVAL

7.1	The Shareholders shall procure, as far as they lawfully can, that no action is taken or resolution passed by the Company or any Group Company, and the Company shall not and shall procure that no Group Company shall take any action in relation to any of the following things (or anything which is analogous or has a substantially similar effect to any of those things) without a resolution first being passed by shareholders present in person or by proxy at a general meeting of the Company holding shares carrying at least 75 per cent. of the votes exercisable at that meeting:

(a)	in one or a series of related transactions, issue any Securities, or grant any person rights to be issued any Securities, in each case representing 20 per cent. or more of the issued share capital of the Company;

(b)	disapply statutory pre-emption rights for the purposes of issuing Securities; or

(c)	repurchase, redeem or otherwise reorganise the Company’s share capital, including by way of reduction of capital, buy-back or redemption of Securities, in one or a series of related transactions in each case in respect of 10 per cent. or more of the issued share capital of the Company in each year.

7.2	If a Nominated Director has voted in favour of a proposal to undertake any action contemplated by clause 7.1(a) or 7.1(b) above, then the relevant Nominator will not vote against the shareholder resolution proposed by the Company to implement that action:

(a)	in respect of clause 7.1(a), up to the limit approved by the relevant Nominated Director; or

(b)	in respect of clause 7.1(b), up to an amount representing five per cent. of the issued share capital of the Company in each year and seven and a half per cent. during a rolling three year period;

8.	RELATED PARTY TRANSACTIONS

The Company shall not and shall procure that no Group Company shall, and each Shareholder shall procure so far as they lawfully can that the Company does not and that no Group Company shall, enter into any Affiliated Transaction (as defined in the Terms of Reference of the Affiliated Transaction Committee) or vary, waive or amend any agreement in respect of an Affiliated Transaction unless such proposed transaction, variation, waiver or amendment is first approved by the Board (and, for these purposes, any Nominated Director of a Shareholder who has an Interest in the proposed transaction shall not be entitled to vote).

9.	BUSINESS PLANS AND DIVIDEND POLICY

9.1	Annual Business Plan

(a)	Before the end of each Financial Year, and in sufficient time to enable the Board to discharge its obligations under clause 9.1(b), the Company will procure that the Chief Executive Officer, following consultation with, if Red’s Equity Proportion is at least 10 per cent., Red and, if Olive HoldCo’s Equity Proportion is at least 15 per cent., Olive HoldCo, prepares and submits to the Board, for its consideration and approval, a draft Annual Business Plan for the next Financial Year.

(b)	The Annual Business Plan submitted to the Board in respect of a Financial Year will not become the Annual Business Plan for that Financial Year unless and until it has received approval from the Board including (if Olive HoldCo’s Equity Proportion is at least 15 per cent.) approval by at least one Olive HoldCo Nominated Director and (if Red’s Equity Proportion is at least 10 per cent.) approval by at least one Red Nominated Director. The Board must use all reasonable endeavours to approve the Annual Business Plan no later than 10 Business Days before the end of the current Financial Year.

(c)	If an Annual Business Plan for a Financial Year has not been approved in accordance with clause 9.1(b) by the start of that Financial Year, the Company will procure that, as soon as reasonably practicable, the Chief Executive Officer prepares and submits to the Board for its consideration and approval a revised draft Annual Business Plan that (i) seeks to address the concerns of those Directors who did not approve the Annual Business Plan pursuant to clause 9.1(b) and (ii) fulfils the criteria set out in Annex 4.

9.2	Long Term Business Plan

(a)	The Long Term Business Plan submitted to the Board in respect of a Financial Year will not become the Long Term Business Plan for that Financial Year unless and until it has received approval from the Board including (if Olive HoldCo’s Equity Proportion is at least 15 per cent.) approval by at least one Olive HoldCo Nominated Director and (if Red’s Equity Proportion is at least 10 per cent.) approval by at least one Red Nominated Director. The Board must use all reasonable endeavours to approve the Long Term Business Plan not later than ten Business Days before the end of the current Financial Year.

(b)	If a Long Term Business Plan for a Financial Year has not been approved in accordance with clause 9.2(a) by the start of that Financial Year, the Company will procure that, as soon as reasonably practicable, the Chief Executive Officer prepares and submits to the Board for its consideration and approval a revised draft Long Term Business Plan that (i) seeks to address the concerns of those Directors who did not approve the Long Term Business Plan pursuant to clause 9.2(a) and (ii) fulfils the criteria set out in Annex 4.

9.3	Dividend policy

(a)	Subject to clause 9.3(b), the Dividend policy of the Group will be as agreed by the Board from time to time.

(b)	The Board shall be permitted to declare a Dividend or recommend that a Dividend be paid only if:

(i)	the Dividend is not prohibited by statute or the general law; and

(ii)	when making its determination, it takes into account the Annual Business Plan, Long Term Business Plan and the working capital requirements, debt repayment obligations, banking covenants and operational requirements of the relevant Group Company.

10.	FINANCE AND INFORMATION RIGHTS

10.1	Information to be provided

The Company will:

(a)	not less than four times a year present an update on the performance of the Group to representatives of Red and the board of Olive HoldCo. Such presentations shall contain sufficient information to enable the representatives of Red and the board of Olive HoldCo to understand and evaluate all material matters relating to the performance of the Group and its published targets and objectives. It is understood that one such presentation shall predominantly focus on matters relating to the Annual Business Plan;

(b)	being represented by the Chief Executive Officer (among others) upon reasonable request by either a Red Nominated Director or an Olive HoldCo Nominated Director, meet with representatives of Red and/or Olive HoldCo to report on extraordinary matters concerning the Company;

(c)	upon request promptly (i) provide to each Shareholder the information and (ii) effect the matters, in each case as set out in Schedule 4; and

(d)	provide information to the Directors (other than the Chief Executive Officer, or any other executive director) on an equal and timely basis.

11.	RESTRICTIONS ON DISPOSAL

11.1	Red Transfers to Red Associated Companies permitted at any time

(a)	Notwithstanding any other provision of this agreement, Red may at any time transfer any of its Shares to any Red Associated Company (Red Transferee) on giving prior written notice to Olive HoldCo, copied to the Company, provided that:

(i)	Red shall remain a party to this Agreement and shall be jointly and severally liable with the Red Transferee (and any other permitted transferee that is a Red Associated Company at the time of such transfer) under this agreement as a Shareholder in respect of the transferred Shares; and

(ii)	the Red Transferee (and any other permitted transferee that is a Red Associated Company at the time of such transfer) shall retransfer its Shares to Red or to another Red Associated Company immediately if it ceases to be a Red Associated Company.

(b)	As a condition to any transfer of Shares permitted by this clause 11.1 Red shall procure that the Red Transferee enters into a Deed of Adherence agreeing to be bound by this agreement as a Shareholder. It is agreed that in signing a Deed of Adherence such person shall have the benefit of the terms of this agreement and shall be a party to this agreement.

(c)	In the event that Red has exercised its rights pursuant to clause 11.1(a) to transfer any of its Shares to one or more Red Transferees, all references in this agreement to Red shall be deemed to also be references to such Red Transferee(s) acting jointly with Red.

11.2	Prohibition on Disposals

Until the first anniversary of the Effective Date, no Shareholder may Dispose of any Share other than in accordance with the provisions of clauses 11.1, 11.5 and/or 11.6. On and after the first anniversary of the Effective Date, a Shareholder may Dispose of Shares in accordance with the provisions of clauses 11.1, 11.3, 11.4, 11.5 and/or 11.6.

11.3	Off Market Disposals

On or after the first anniversary of the Effective Date, a Shareholder may, subject to giving to the other Shareholder not less than five Business Days’ notice prior to completion of any relevant transaction, Dispose of some or all of its Shares otherwise than on a recognised stock exchange (which term shall include, for the avoidance of doubt, any stock exchange on which the Securities of the Company are listed from time to time) provided that a Shareholder will not be entitled to Dispose of Shares to a person (in aggregate with their Affiliates and/or Persons Acting in Concert), in one or a series of transactions, more than, in aggregate, 18 per cent. of the issued share capital of the Company pursuant to this clause 11.3 without the prior written consent of the other Shareholder.

11.4	On-Market Transfers of Shares after the first anniversary of the Effective Date

Without prejudice to clauses 11.1, 11.5 or 11.6, a Shareholder may, on or after the first anniversary of the Effective Date, Dispose, to a bona fide third party purchaser, its holding of Shares on a recognised stock exchange (which term shall include, for the avoidance of doubt, any stock exchange on which the Securities of the Company are listed from time to time) (a Transfer) subject to the following:

(a)	no Shareholder may Transfer Shares on-market which, either as a one-off Transfer of Shares or when aggregated with previous on-market Transfers of Shares undertaken by that Shareholder within the 12 months prior to the date of the proposed Transfer, represents more than five per cent. of the fully-diluted share capital of the Company, calculated as a mean average of the fully-diluted share capital of the Company across the relevant 12 month period; and

(b)	if a Shareholder proposes to Transfer Shares on-market which, either as a one-off Disposal or when aggregated with previous on-market Transfers of Shares undertaken by that Shareholder within the 12 months prior to the date of the proposed Transfer, represents more than three per cent. of the fully-diluted share capital of the Company, calculated as a mean average of the fully-diluted share capital of the Company across the relevant 12 month period, such Shareholder must notify the Company in writing at least three Business Days before undertaking such Transfer; or

(c)	a Transfer of Shares on-market shall be permitted if it has been approved in advance by a simple majority of all INEDs present and eligible to vote on the decision.

11.5	Exceptions for Disposals in relation to a third party takeover offer

Without prejudice to clause 12.4, this clause 11 shall not restrict a Shareholder from:

(a)	accepting an offer (as defined by The Takeover Code) for the Company; or

(b)	agreeing to accept an offer (as defined by The Takeover Code) for the Company either before or after its announcement.

11.6	Exceptions

This clause 11 shall not operate to restrict (1) a Disposal required in order to allow a Shareholder to cure a breach of clause 12 (but only to the extent of the minimum Disposal required in order to cure that breach); (2) a Disposal of rights arising under a rights issue or an entitlement with respect to a scrip dividend, a Disposal of an entitlement in an open offer, a Disposal effected by the Company in accordance with the Constitution and/or a Disposal of fractional entitlements; (3) participation in a buy-back or similar transaction; or (4) a sale of Shares pursuant to section [2.03] of the Registration Rights Agreement.

12.	STANDSTILL

12.1	Other than as a result of an offer (as defined in The Takeover Code), recommended by a simple majority of the INEDs, for the Company made by that Shareholder and subject to clause 12.3, for a period of three years from the Effective Date:

(a)	Olive HoldCo (1) shall not, and shall procure that its subsidiaries shall not; and (2) shall use commercially reasonable endeavours to procure that no direct or indirect shareholder of Olive HoldCo (including any Olive Holdco Shareholders), no Relative of such a shareholder of Olive HoldCo and no Affiliate of any of the foregoing shall, acquire or agree to acquire, enter into any option to acquire, or enter into or agree to enter into any analogous transaction for or in respect of, any Securities or interest in Securities without the prior approval of the Board, including, if Red’s Equity Proportion is at least 10 per cent., at least one Red Nominated Director, if Olive HoldCo’s Equity Proportion is at least 15 per cent., at least one Olive HoldCo Nominated Director and in any event, a simple majority of all INEDs present and eligible to vote on the decision; and

(b)	without prejudice to clause 11.1, Red shall not, and shall procure that Red Parent and its subsidiaries shall not, acquire or agree to acquire, enter into any option to acquire, or enter into or agree to enter into any analogous transaction for or in respect of, any Securities or interest in Securities if such acquisition would result in Red’s interest in Securities, when aggregated with any Securities acquired by Red Parent or any of its subsidiaries, exceeding 21 per cent. of the fully-diluted share capital of the Company, unless:

(i)	such acquisition is made, with the prior approval of the Board, including, if Olive HoldCo’s Equity Proportion is at least 15 per cent., by at least one Olive HoldCo Nominated Director and, in any event, a simple majority of all INEDs present and eligible to vote on the decision; or

(ii)	such acquisition is made (and is no greater than is required) in order to allow Red Parent to continue to “equity account” for Red’s holding of Shares and Red’s Parent has first delivered to the Company a written opinion of its auditors or other firm of chartered accountants of international repute appointed by Red Parent (as applicable) confirming that such acquisition is the minimum acquisition necessary in order to allow Red Parent to continue to “equity account” for Red’s holding of Shares; or

(iii)	if permitted to be made by the Takeover Panel (in circumstances where the Takeover Panel has determined that the Shareholders are at that time Persons Acting in Concert), on a basis that does not give rise to an obligation on any person to make an offer for the Company under Rule 9 of The Takeover Code, acquisitions to the extent (but only to the extent) necessary to ensure that Olive HoldCo and Red’s aggregate holding of Shares (having been reduced to less than 50 per cent. of the voting rights (as defined in The Takeover Code) of the Company other than by a Disposal of any interest in a Share by either of them or any Person Acting in Concert with either of them) is such that they have an aggregate interest in more than 50 per cent. of the voting rights of the Company; or

(iv)	within 30 days of such acquisition, Red Parent or any of its subsidiaries disposes of Securities such that Red’s interest in Securities, when aggregated with any Securities acquired by any of Red Parent’s subsidiaries, no longer exceeds 21 per cent of the fully diluted share capital of the Company.

12.2	For the purposes of clause 12.1, a person shall be treated as having an “interest” in Securities or Shares only if:

(a)	he owns them;

(b)	he has the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to them or has general control of them;

(c)	by virtue of any agreement to purchase, option or derivative he: (i) has the right or option to acquire them or call for their delivery; or (ii) is under an obligation to take delivery of them, whether the right, option or obligation is conditional or absolute and whether it is in the money or otherwise; or

(d)	he is party to any derivative: (i) whose value is determined by reference to their price; and (ii) which results, or may result, in his having a long position in them,

and, for the avoidance of doubt, shall not be treated as acquiring or obtaining an “interest” in Securities or Shares by reason of a buy-back or similar transaction.

12.3	This clause 12 shall not restrict or apply in respect of:

(a)	a Shareholder’s participation in an issue of Securities by the Company, up to its maximum pro-rata participation;

(b)	a receipt of Shares under clause 14.1 of the Master Agreement (Liability);

(c)	a scrip dividend, bonus issue or consolidation, sub-division or other re-organisation of the Company’s share capital;

(d)	an acquisition made (and that is no greater than is required) in order to allow any Shareholder to cure a breach of clause 11.

12.4	Other than as a result of an offer (as defined in The Takeover Code) for the Company, recommended by a simple majority of the INEDs, no Shareholder shall acquire Shares which, when aggregated with the Shares owned by (i) the other Shareholder, (ii) the Olive Holdco Shareholders, any Affiliate of Olive HoldCo or of an Olive HoldCo Shareholder or (iii) Red Parent or any of its subsidiaries, represent more than 67 per cent. of the issued Shares. If a Shareholder is in breach of the restrictions contained in this clause 12.4, the Shareholder whose acquisition has caused such breach shall sell or cause the sale of such number of Shares as is required to remedy such breach within a period of 10 Business Days of request from the Company and, in any event, shall not exercise any of its voting rights if doing so would result in the votes of such Shareholder and (A) the other Shareholder, (B) the Olive Holdco Shareholders, any Affiliate of Olive HoldCo or of an Olive HoldCo Shareholder or (C) Red Parent or any of its subsidiaries exceeding 67 per cent.

12.5	No provision of this agreement shall prevent a Shareholder or its Affiliates from (1) making an announcement pursuant to Rule 2.4 (or its equivalent) of The Takeover Code or (2) participating in a buy-back or similar transaction.

12.6	Notwithstanding any other provision of this Agreement, no Shareholder shall, except as permitted by clause 12.4, acquire any interest (as defined in The Takeover Code) in Shares if doing so would give rise to an obligation to make an offer under Rule 9 of The Takeover Code.

13.	POLICIES

13.1	The Company shall and each Shareholder shall procure so far as they lawfully can that the Company will promptly develop and comply, and procure that each Group Company complies, with a set of anti-corruption policies (the Anti-Corruption Policies) which must be regularly reviewed by the Board and kept updated to comply with applicable law.

13.2	In any event, the Anti-Corruption Policies shall:

(a)	require that each Group Company and each of their respective Associated Persons does not engage in any activity or conduct that has or will result in a violation of any applicable Anti-Corruption Laws; and

(b)	describe and establish a series of procedures within the meaning of Section 7(2) of the Bribery Act 2010 designed to prevent each Group Company and/or any of their respective Associated Persons from engaging in any activity or conduct that would result in a violation of any applicable Anti-Corruption Laws, such procedures to be in accordance with the guidance published from time to time by the Secretary of State pursuant to Section 9 of the Bribery Act 2010.

13.3	Each of the Shareholders shall have, maintain in place and comply with its own anti-corruption policies which must be at least as stringent as the Anti-Corruption Policies.

13.4	The Company shall and each Shareholder shall procure so far as they lawfully can that the Company will promptly develop and comply and procure that each Group Company complies with a set of sanctions policies, which must be regularly reviewed by the Board and kept updated to comply with applicable law (the Sanctions Policies). The Sanctions Policies shall, as a minimum, require that each Group Company does not engage in any activity or conduct that has or will result in a violation of any applicable Sanctions.

14.	EVENTS OF DEFAULT AND BREACH

14.1	Events of Default

If:

(a)	a Shareholder commits any breach of clause 11 or 12 of this agreement and either (i) the breach is not capable of being remedied or (ii) where that breach is capable of remedy, such Shareholder fails to remedy it as soon as possible and in any event within 10 Business Days after service of written notice from one of the other parties requiring it to remedy that default (a Material Breach); or

(b)	an Insolvency Event occurs in relation to a Shareholder; or

(c)	an Olive HoldCo Change of Control occurs without the prior written consent of the Company and Red;

(d)	a Change of Control occurs in relation to Red without the prior written consent of the Company and Olive HoldCo provided that a change in Control in respect of the ultimate listed parent of Red shall not constitute an Event of Default; or

(e)	a Shareholder is prohibited by law from being a shareholder of the Company by a change in applicable law,

then such Shareholder shall have committed an “Event of Default” and shall be a “Defaulting Shareholder”, the other Shareholder the “Non-defaulting Shareholder”.

14.2	Nothing in clause 14.1(a) shall prevent the Company from (i) exercising any right, power or remedy provided by law or under this Agreement; or (ii) bringing a claim in respect of an unremedied breach of this agreement committed by Red and/or Olive HoldCo.

14.3	Olive HoldCo undertakes, as soon as reasonably practicable, to notify Red and the Company (and to provide Red and the Company with information reasonably requested by Red or the Company) in respect of any acquisition of any direct or indirect equity interest (whether economic, voting or otherwise) in Olive HoldCo by any person who is not an Olive HoldCo Shareholder.

14.4	Notice of Default

If an Event of Default occurs, the Defaulting Shareholder who commits an Event of Default shall notify the other Non-defaulting Shareholder and the Company as soon as possible.

14.5	Consequences of Event of Default

(a)	Subject to paragraph (b) below, if an Event of Default has occurred and, where capable of remedy, such default has not been remedied in accordance with the prescribed period in clause 14.1, the Defaulting Shareholder shall no longer be entitled to exercise any of the powers or rights granted to it pursuant to this agreement and the Company shall thereafter be entitled to require and shall require that the Defaulting Shareholder shall cease to have rights under those provisions of the Constitution that are set out in Article 138(D) (if Red is the Defaulting Shareholder) or Article 138(E) (if Olive HoldCo is the Defaulting Shareholder).

(b)	If an Event of Default as specified in clause 14.1(a), 14.1(c) or 14.1(d) has occurred, then the Defaulting Shareholder shall retain its rights under clauses 5.4, 5.5(c) and 5.6 (but all its other rights will terminate), and the Company shall be entitled to require and shall require that the Defaulting Shareholder shall cease to have rights under those provisions of the Constitution that are set out in Article 138(G) (if Red is the Defaulting Shareholder) or Article 138(H) (if Olive HoldCo is the Defaulting Shareholder).

14.6	Breach of the Olive HoldCo Side Letter or the Cobega Side Letter

Notwithstanding any other provision of this agreement in the case of Olive HoldCo (i) where Olive HoldCo has breached the terms of the Olive HoldCo Side Letter; or (ii) where Cobega Invest, S.L. has breached the terms of the Cobega Side Letter and this breach has caused an Olive HoldCo Change of Control, then, in either circumstance, Olive HoldCo shall not be entitled to exercise any of the rights granted in this agreement and the Company shall thereafter be entitled to require and shall require that Olive HoldCo shall cease to have rights under those provisions of the Constitution that are set out in Article 138(E).

14.7	Other breaches of this agreement

(a)	If a Shareholder commits a breach of this agreement other than a Material Breach, the non-defaulting Shareholder may serve written notice upon the defaulting Shareholder specifying the breach and requiring the defaulting Shareholder immediately to stop the breach and, to the extent possible, to make good the consequences of the breach within 30 Business Days. Where the breach has prejudiced the non-defaulting Shareholder, it may seek an immediate remedy of an injunction, specific performance or other similar order to enforce the defaulting Shareholder’s obligations. This does not affect the non-defaulting Shareholder’s right subsequently to claim damages or other compensation for breach under applicable law.

(b)	Nothing in clause 14.5 shall prevent the Company from (i) exercising any right, power or remedy provided by law or under this Agreement; or (ii) bringing a claim in respect of an unremedied breach of this agreement committed by Red and/or Olive HoldCo.

15.	TERM AND TERMINATION

15.1	Term

This agreement takes effect on the Effective Date and continues until terminated in accordance with clause 15.2.

15.2	Circumstances for termination

(a)	In the period of six months prior to the date of the tenth anniversary of the Effective Date (such anniversary being the Initial SHA Term Date), either of Red and/or Olive HoldCo may give written notice to each other, with a copy to the Company, stating that, in its opinion, Red and Olive HoldCo do not share an aligned vision for the future of the Business (a Vision Notice). Following delivery of a Vision Notice with effect from the Initial SHA Term Date clause 15.3(a) shall apply and the Company shall, from the Initial SHA Term Date, be entitled to (and shall) require that the provisions of the Constitution set out in Article 138(F) shall cease to apply.

(b)	If a Vision Notice is not delivered in accordance with clause 15.2(a) above, in the period of three months prior to the date of the tenth anniversary following the Initial SHA Term Date (such anniversary being the Second SHA Term Expiry Date), either Red and/or Olive Holdco may give written notice of termination of this agreement to the other, with a copy to the Company. Following delivery of such a notice, with effect from the Second SHA Term Expiry Date clause 15.3(a) shall apply and the Company shall, from the Second SHA Term Expiry Date, be entitled to (and shall) require that the provisions of the Constitution set out in Article 138(F) shall cease to apply.

(c)	If a notice of termination is not delivered in accordance with clause 15.2(b) above, this agreement shall continue for further successive ten-year periods from the previous term’s expiry date (each a Following SHA Period). In the period of three months prior to the expiry of any Following SHA Period, either Red and/or Olive Holdco may serve a written notice of termination of this agreement on the other with a copy to the Company. Following delivery of such a notice with effect from date of expiry of the relevant Following SHA Period clause 15.3(a) shall apply and the Company shall, from that expiry date, be entitled to (and shall) require that the provisions of the Constitution set out in Article 138(F) shall cease to apply.

(d)	If Cobega Invest, S.L. breaches the terms of the Cobega Side Letter, Red shall have the right, following the Second SHA Term Expiry Date, to give notice to terminate this agreement to Olive HoldCo, with a copy to the Company. Following delivery of such a notice, with effect from the one year anniversary of the date of such notice, clause 15.3(a) shall apply and from that effective date the Company shall be entitled to (and shall) require that the provisions of the Constitution set out in Article 138(F) shall cease to apply.

(e)	This Agreement shall also terminate:

(i)	on the date on which an offer (as defined in The Takeover code) for the Company, recommended by a simple majority of INEDs, made by a Shareholder or one of its Affiliates (the Offeror Shareholder) becomes unconditional in all respects or becomes effective and as a result the Shareholders together with their Affiliates in aggregate hold more than 67 per cent. of the issued shares in the Company;

(ii)	on the date on which the Company is wound up; or

(iii)	in respect of any Shareholder, on the date on which such Shareholder’s Equity Proportion is less than 5 per cent.; or

(iv)	on the date on which all parties agree in writing to terminate this agreement,

in each case, subject to the applicable provisions of clause 15.3.

(f)	The parties to this agreement may by agreement in writing also terminate any rights or obligations under this agreement in accordance with clause 19.1. In that event, the Company shall be entitled to require and shall require that the relevant rights or obligations in the Constitution shall cease to have effect in accordance with Article 138(I).

15.3	Effect of termination

(a)	Where such notice as is referred to in such clauses has been given in accordance with clause 15.2(a), (b), (c) or (d) then the rights and obligations of the parties shall terminate save for accrued rights and obligations, the Surviving Clauses and Clauses 11.4, 11.5, 11.6, 12.4, 12.5 and 12.6 including, for the avoidance of doubt, the Company’s rights under those clauses.

(b)	If this agreement terminates in accordance with clauses 15.2(e)(i), 15.2(e)(ii) or 15.2(e)(iv) then the rights and obligations of the parties shall terminate save for accrued rights and obligations and the Surviving Clauses.

(c)	If, in respect of any Shareholder, this agreement terminates in accordance with clause 15.2(e)(iii) then the rights and obligations of the relevant Shareholder shall terminate provided that accrued rights and obligations, the Surviving Clauses and the rights and obligations of the Company and the other Shareholder (which shall continue for so long as such other Shareholder’s Equity Proportion is at least 5 per cent.) shall continue to subsist.

16.	CONFIDENTIALITY

16.1	Confidentiality obligations

Except as permitted by this clause 16 or with the prior written consent of the other parties to this agreement:

(a)	each Shareholder must keep confidential (except to the extent Red or any of its Affiliates has received such information, documents or materials in their role as a supplier of the Group rather than in their capacity as a Shareholder (in which case, any confidentiality provisions applicable to that relationship and not this section shall apply)):

(i)	all information made available to it by or on behalf of the Group (whether before, on or after the date of this agreement and whether in writing, orally, electronically or in any other form or medium) which relates to the past, present or future business, operations or affairs of any Group Company;

(ii)	all information made available to it by or on behalf any other Shareholder (whether before, on or after the date of this agreement and whether in writing, orally, electronically or in any other form or medium) in connection with the arrangements contemplated by this agreement; and

(iii)	the existence, terms and subject matter of, and the negotiations relating to, this agreement and each other Transaction Document,

and must not disclose or cause or permit the disclosure to any person of any such information, or use any such information for any purpose other than exercising its rights or performing its obligations under this agreement or any other Transaction Document or monitoring and making decisions regarding its investment in the Company; and

(b)	the Company will keep confidential:

(i)	all information made available to it by or on behalf of any Shareholder (whether before, on or after the date of this agreement and whether in writing, orally, electronically or in any other form or medium) in connection with the arrangements contemplated by this agreement; and

(ii)	the existence, terms and subject matter of, and the negotiations relating to, this agreement and each other Transaction Document,

and must not disclose or cause or permit the disclosure to any person of any such information, or use any such information for any purpose other than conducting the Business or exercising its rights or performing its obligations under this agreement or any other Transaction Document.

16.2	Excluded information

Clause 16.1 does not apply to any information which:

(a)	is in or comes into the public domain, except through a breach of this clause 16 or through a breach by any person of any other obligation of confidentiality; or

(b)	the Board has confirmed in writing to the Shareholders is not confidential; or

(c)	was independently developed by a party after the Effective Date without utilising any information which is deemed to be confidential under this agreement; or

(d)	at the time it was disclosed by one party to another was already in the lawful possession of the second party and not held by the second party subject to an obligation of confidentiality.

16.3	Disclosure to Affiliates or Representatives

Nothing in clause 16.1 prevents any party from disclosing information to any of its Affiliates or Representatives if:

(a)	the information needs to be disclosed to that Affiliate or Representative:

(i)	to enable that party to exercise its rights or perform its obligations under this agreement or any other Transaction Document; or

(ii)	where the party is a Shareholder, to enable that Shareholder to monitor and make decisions regarding its investment in the Company; and

(b)	before disclosure is made that party has informed the relevant Affiliate or Representative in writing that the information is confidential and must only be used for the purpose for which it was disclosed.

A party that discloses information under this clause 16.3 must ensure that each of its Affiliates or Representatives to whom information is so disclosed strictly complies with that party’s obligations under this clause 16 as if those obligations were imposed directly on the relevant Affiliate or Representative.

16.4	Required disclosure

Nothing in clause 16.1 prevents a party or any of its Affiliates or Representatives from disclosing information if disclosure is required by law, any tribunal or court of competent jurisdiction, any Government Agency or the listing rules of any recognised securities exchange. Before any disclosure is made under this clause 16.4, the party that is, or whose Affiliate or Representative is, required to make disclosure must, to the extent permitted by law and the relevant disclosure requirement:

(a)	notify the party that made the relevant information available to it (the Discloser) as soon as reasonably practicable after it becomes aware that disclosure is required;

(b)	take all steps reasonably required by the Discloser to prevent or restrict the disclosure of that information; and

(c)	co-operate with the Discloser regarding the timing and content of such disclosure.

For the purposes of this clause 16.4, where the information required to be disclosed is the existence, terms or subject matter of, or the negotiations relating to, this agreement or any other Transaction Document, references to the Discloser are taken to be references to each other party.

16.5	Legal proceedings

Nothing in clause 16.1 prevents a party from disclosing information to the extent required to enable that party to enforce the provisions of this agreement or any other Transaction Document or for the purpose of defending any proceedings brought against that party.

16.6	Outgoing Shareholder

If a Shareholder ceases to be a Shareholder, it shall promptly, on receipt of a written demand from the other Shareholder, except to the extent Red or any of its Affiliates has received such information, documents or materials in their role as a supplier of the Group rather than in their capacity as a Shareholder (in which case, any confidentiality provisions applicable to that relationship and not this section shall apply):

(a)	deliver all documents or other materials in tangible form that are in its possession or control and that contain information of the type described in clause 16.1(a) to the party that made that information available to it;

(b)	permanently delete all information of the type described in clause 16.1(a) that has been stored on any computer, database or other electronic storage medium by it or on its behalf; and

(c)	ensure that each of its Affiliates and Representatives to whom information has been provided under clause 16.3 does the same,

except to the extent that the Shareholder or the relevant Affiliate or Representative is required to retain such information by law, the rules of any regulatory authority or any mandatory professional standards rules or in accordance with its reasonable and bona fide internal compliance policies.

16.7	Duration of Confidentiality Obligations

The obligations contained in this clause 16 shall last indefinitely notwithstanding the termination of this agreement or a person ceasing to be a party to this agreement.

17.	TAX MATTERS

17.1	Each Shareholder undertakes to the other Shareholder and the Company to co-operate in good faith in relation to the tax affairs of the Group to the extent reasonably requested by the other Shareholder or a Group Company.

17.2	The Company shall, and each Shareholder shall cause the Company to, use its commercially reasonable efforts to cause the post-Closing steps described in the Step Plan to be undertaken in the manner described in the Step Plan.

17.3	The Company and each of the Shareholders shall use commercially reasonable efforts not to take any action, or fail to take any action, that would reasonably be expected to cause any of the representations or covenants provided to the Tax Advisors in connection with the Tax Opinions to be incorrect or otherwise take any action, or fail to take any action, that would reasonably be expected to cause any of the Tax Opinions to be incorrect.

17.4	Neither the Company nor the Shareholders shall take or permit to be taken any position that is inconsistent with either the Step Plan or the Tax Opinions for any tax purpose, except as agreed by the Shareholders or as required by applicable law; provided, however, that to the extent the Company or a Shareholder reasonably believes that it is required by applicable law to take or permit to be taken an inconsistent position, such person shall notify each of the other persons in a timely manner of such inconsistent position.

18.	NOTICES

18.1

All notices, consents and other communications hereunder shall be in writing and in the English language and shall have been duly given and shall be deemed to have been served on the party for whom such communication is intended when: (a) delivered by hand or by courier, at the address of such party set forth below (or to such other person or at such other address for a party as shall be specified by like notice); or (b) delivered by fax at the time that a transmission report is generated by the sender’s fax machine confirming that all pages were successfully transmitted to the number set forth below in respect of such party (or to such other person or at such other number as shall be specified by like notice); or (c) if an email address is set forth below in respect of such party, received (as evidenced by a delivery receipt) by email at such email address (or to such other person or at such other email address for a party as shall be specified by like notice) with a copy delivered by hand or sent by courier or fax in accordance with the above:

if to Red:

Southgate,

Dublin Road,

Drogheda,

County Meath,

Ireland

Attention:      Miriam Doyle

Fax:                to be notified

Email:            midoyle@coca-cola.com

with a copy to their counsel Cleary Gottlieb Steen & Hamilton LLP at:

One Liberty Plaza, New York NY 10006, United States of America (marked for the attention of Matthew P. Salerno), fax +1 212 225 3999, email msalerno@cgsh.com

City Place House, 55 Basinghall Street, London EC2V 5EH, England (marked for the attention of Simon Jay), fax +44 20 7600 1698, email sjay@cgsh.com if to Olive HoldCo:

[Address]

Attention:         [Ms. Isabela Pérez Nivela, General Counsel]

Fax:      [+34 913075807]

E-mail: [iperezn@cciberianpartners.com]

with a copy to their counsel:

Allen & Overy LLP, One Bishops Square, London E1 6AD, United Kingdom (marked for the attention of Edward Barnett) fax +44203 088 0088, email Edward.Barnett@AllenOvery.com

Uría Menéndez Abogados, S.L.P., Avenida Diagonal 514, 08006, Barcelona, Spain (marked for the attention of Antonio Herrera and Eduardo Bagaría), fax +34 93 416 51 11, e-mail Antonio.Herrera@uria.com; Eduardo.Bagaria@uria.com if to the Company:

[To be inserted]

18.2	If under the provisions of this clause 18 any notice, consent or other communication is duly given on a day that is not a business day in the territory of the recipient or is duly given after 17:00 hours local time on a business day in the territory of the recipient, it shall be deemed to be given on the next following business day in the territory of the recipient.

18.3	The provisions of this clause 18 shall (without prejudice to clause 18) also apply to the service of any Dispute or judgment arising out of or in connection with this agreement.

19.	GENERAL

19.1	Amendment

This agreement may be amended only if (i) the amendment has been made with the prior approval of the Board, including a simple majority of all INEDs present and eligible to vote on the decision and (ii) the amendment is signed by all of the parties.

19.2	Assignment

Without prejudice to any other provision of this agreement or Red’s right to transfer any of its Shares in accordance with clause 11.1, the transfer of Shares and associated rights and obligations to a Red Transferee, none of the rights or obligations under this agreement may be assigned or transferred without the prior written consent of all the parties. This agreement shall be binding on the parties and their respective successors and assigns.

19.3	Consents and approvals

Except as otherwise expressly provided in this agreement, a party may give or withhold its consent to, or approval of, any matter referred to in this agreement in its absolute discretion. A party that gives its consent to, or approval of, any matter referred to in this agreement is not taken to have made any warranty or representation as to any matter or circumstance connected with the subject matter of that consent or approval.

19.4	Costs

Except as otherwise expressly provided in this agreement or any other Transaction Document, each party must pay the costs and expenses incurred by it in connection with entering into and performing its obligations under this agreement.

19.5	Entire agreement

(a)	This agreement contains the entire agreement between the parties relating to the subject matter of this agreement and supersedes all previous agreements, whether oral or in writing, between the parties relating to this subject matter. Except as required by statute, no terms must be implied (whether by custom, usage or otherwise) into this agreement.

(b)	Each party agrees and acknowledges that:

(i)	in entering in this agreement, it is not relying on any representation, warranty or undertaking not expressly incorporated into it; and

(ii)	its only rights and remedy in relation to any representation, warranty or undertaking made or given in connection with this agreement shall be for breach of the terms of this agreement and each of the parties waives all other rights and remedies (including those in tort or arising under statute) in relation to any such representation, warranty or undertaking.

19.6	Legal Advice and Reasonableness

Each party to this agreement confirms it has received independent legal advice relating to all of the matters provided for in this agreement, including the terms of clause 19.5, and agrees that the provisions of this agreement (including all documents entered into pursuant to this agreement) are fair and reasonable.

19.7	Execution in counterparts

This agreement may be executed in any number of counterparts and any party may enter into this agreement by executing and delivering a counterpart. Each counterpart constitutes the agreement of the party who has executed and delivered that counterpart. Faxed or scanned signatures are taken to be valid and binding to the same extent as original signatures.

19.8	Exercise and waiver of rights

The rights of each party under this agreement:

(a)	may be exercised as often as necessary;

(b)	except as otherwise expressly provided by this agreement, are cumulative and not exclusive of rights and remedies provided by law; and

(c)	may be waived only in writing and specifically,

and delay in exercising or non-exercise of any such right is not a waiver of that right.

19.9	No partnership or agency

Nothing in this agreement or the Constitution will be deemed to constitute a partnership between the parties or, unless this agreement expressly provides otherwise, constitute any party the agent of any other party for any purpose.

19.10	Severability

The provisions contained in each clause are enforceable independently of each other clause and the validity and enforceability of any clause will not be affected by the invalidity or unenforceability of any other clause.

19.11	No Third Party Rights

A person who is not a party to this agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 except that any person who enters into a Deed of Adherence in accordance with clause 11.1(b) may enforce and rely on this agreement to the same extent as if it were a party to it.

20.	JURISDICTION

20.1	Jurisdiction

The English courts have exclusive jurisdiction to settle any Dispute and each party irrevocably submits to the exclusive jurisdiction of the English courts.

20.2	Waiver of objections

For the purposes of clause 20.1, each party waives any objection to the English courts on the grounds that they are an inconvenient or inappropriate forum to settle any Dispute.

20.3	Remedies

The parties acknowledge and agree that damages alone may not be an adequate remedy for any breach of this Agreement. Accordingly, the parties may be entitled to the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of this Agreement.

20.4	Service of process agent

(a)	Without prejudice to any other method of service permitted by law, Olive HoldCo irrevocably appoints Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX as its agent in England for service of process in relation to any Dispute.

(b)	Without prejudice to any other method of service permitted by law, Red irrevocably appoints Coca-Cola Beverages Ltd. (FAO Sarah Doherty, Legal Counsel) of 1/A Wimpole Street, London W1G 0EA as its agent in England for service of process in relation to any Dispute.

20.5	Alternative service of process agent

If any person appointed as process agent under clause 20.4 is unable for any reason to so act, the party who appointed them must immediately (and in any event within 10 Business Days of the event taking place) appoint another agent. Failing this, any other party may appoint another process agent for this purpose.

20.6	Failure of notify by process agent

Each party agrees that failure by a process agent to notify it of any process will not invalidate the relevant proceedings.

20.7	Other methods of service allowed by law

This clause 20 does not affect any other method of service allowed by law.

21.	GOVERNING LAW

This agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

IN WITNESS of which this Agreement has been signed and delivered as a deed on the date which first appears at the beginning of this document.

SCHEDULE 1

THE COMPANY

Company name:

Registered number:

Registered office:

Date and place of incorporation:

Directors:

Secretary:

Financial year end:

Auditors:

Issued shares (including identity of each shareholder and number of shares held by it):

SCHEDULE 2

CAPITAL STRUCTURE

Name of holder	Shares		Equity Proportion

Olive HoldCo	[	●]	[34	]%

Red	[	●]	[18	]%

Shares held by the public	[	●]	[48	]%

Totals:	[	●]	100%

SCHEDULE 3

MATTERS REQUIRING BOARD APPROVAL PURSUANT TO CLAUSE 6.2(B)

1. INED Suitability Criteria	Adopt or amend the INED Suitability Criteria.

2. Annual Business Plan	Except in relation to an Annual Business Plan referred to in clause 9.1(c) that: (i) seeks to address the concerns of those Directors who did not approve the Annual Business Plan pursuant to clause 9.1(b); and (ii) fulfils the criteria set out in Annex 4, adopt any Annual Business Plan or amend any Annual Business Plan.

3. Long Term Business Plan	Except in relation to a Long Term Business Plan referred to in clause 9.2(c) that: (i) seeks to address the concerns of those Directors who did not approve the Long Term Business Plan pursuant to clause 9.2(b); and (ii) fulfils the criteria set out in Annex 4, adopt any Long Term Business Plan or amend any Long Term Business Plan.

4. Strategic decisions

Any suspension, cessation or abandonment of any material activity of the Company or any Group Company.

Any material change to the nature, primary focus of or geographical area of the Business or the closing of any material operating establishment of the Business.

5. Acquisitions, disposals, etc.

Any material acquisition or disposal, in one or a series of related transactions, by the Company or any Group Company of:

(a)    any undertaking, business, company or securities of a company; or

(b)    any assets or property (other than in the ordinary course of business).

6. Corporate structure	Any material actual or proposed reorganisation or liquidation or similar of any Group Company.

7. Issue of Securities	In one or a series of related transactions, issue any Securities, or grant any person rights to be issued any Securities, representing more than 10 per cent. of the issued share capital of the Company, other than in accordance with any equity incentive scheme of the Company approved by the Board on the recommendation of the Remuneration Committee.[1]

8. Dilutive transactions	Issue any Securities, or grant any person rights to be issued any Securities, on a non-pre-emptive or non-pro-rata basis, other than in accordance with any equity incentive scheme of the Company approved by the Board on the recommendation of the Remuneration Committee.

9. Listing	Agree a change of listing venue, additional listing venue or cancellation of any listing.

10. Country of incorporation	Change the country of incorporation of the Company.

11. Amendments to Constitution	Amend or repeal the Constitution or adopt a new Constitution.

[1]	Note to draft: It is White’s expectation that any board/shareholder approvals in relation to the existing White equity incentive plans, which are being transferred to Orange, will be dealt with prior to completion. To be confirmed once the equity incentive plan work stream is finalised.

12. Material contracts	Enter into any commitment or arrangement which is material to the business of the Group outside the ordinary course, and not specifically identified in the Annual Business Plan.

13. Transaction Documents	Agree to any material variation or modification to, or waiver of, any right or claim under, any of the Transaction Documents.

14. Auditor	The appointment or removal of the auditors of any Group Company.

15. Name change	Change the Company’s name or any business name under which it trades.

SCHEDULE 4

INFORMATION RIGHTS

Information/steps required

1.	Notice of any offer received from a third party that could reasonably be expected to lead to a disposal of all of the Shares or the whole or a substantial part of the undertaking or assets of any Group Company.

2.	For the auditors of each of the Shareholders for the purposes of their audit of the financial statements of that Shareholder:

2.1	access to the management team of the Group, other staff, financial information (including, where reasonably required, audit reports, unaudited reports and management reports), business models and documentation; and

2.2	a request to the Auditors to:

(a)	provide the Shareholders’ auditors with access to their staff, work-papers and audit findings;

(b)	report to the Shareholders’ auditors on their audit findings and independence from the Company, if required by any Shareholder, on the basis that the Shareholder’s Auditor shall be relying on their work;

(c)	undertake certain audit procedures on the Shareholders’ auditor’s behalf as required by the relevant Shareholder; and

(d)	undertake relevant agreed audit procedures to a timetable which fits with the Shareholders’ reporting timetable and the Company will take reasonable steps to ensure that the Auditors comply with such request.

3.	Such other information relating to the business or affairs of the Group as any Shareholder may from time to time reasonably request to enable a Shareholder to: (i) account appropriately for its investment in the Company in its accounts, other financial records or forecasts; (ii) comply with any applicable legal, tax and/or accounting requirements; or (iii) comply with the requirements of any securities exchange or regulatory or governmental body to which it is subject.

4.	Information sufficient to allow the relevant Shareholder to calculate its actual and/or prospective (a) proportion of issued share capital; (b) proportion of fully-diluted share capital; and (c) Equity Proportion (including its Actual Proportion and Deemed Proportion), from time to time.

SCHEDULE 5

INED SUITABILITY CRITERIA

1.	The Nominating Committee may determine that a person shall not be considered as an INED if he or she is not “independent” as determined pursuant to the UK Corporate Governance Code, including having regard to whether he or she:

(a)	other than with respect to an Initial INED appointed from among the current non-executive directors of White, has been an employee of the Company or Group (including, prior to Closing, the Red, White and Olive HoldCo groups) within the last five years;

(b)	has, or has had within the last three years, a material business relationship with the Company or the Group (including, prior to Closing, the Red, White and Olive HoldCo groups) either directly, or as a partner, shareholder, director or senior employee of a body that has such a relationship with the Company;

(c)	has received or receives additional remuneration from the Company apart from a director’s fee, or a performance related pay scheme, or is a member of the Company’s pension scheme;

(d)	has close family ties with any of the Company’s (including, prior to Closing, the Red, White and Olive HoldCo groups) advisers, directors or senior employees;

(e)	holds cross-directorships or has significant links with other directors through involvement in other companies or bodies;

(f)	represents a significant shareholder; or

(g)	has served on the board for more than nine years from the date of their first election.

2.	Additionally, in order to be eligible for appointment as an INED, the relevant individual should:

(a)	be of sufficiently good repute and sufficiently experienced in business as to ensure the sound and prudent management of the Company;

(b)	have the skills, competencies, knowledge and expertise necessary for the discharge of the responsibilities allocated to him or her;

(c)	be free of conflicts of interest, in particular having no continuing operating or executive roles in any business concerned with the NARTD industry in the territories in which the Company or any of its Subsidiaries operate;

(d)	have leadership and management experience, especially in related businesses;

(e)	have the highest personal and professional ethical standards, integrity and honesty and not have been convicted of any dishonesty offences or any other offences of a serious nature.

3.	In assessing the suitability of a nominated INED, his or her knowledge of the industry and geographies in which the Company operates and international experience will be taken into account, and the balance of the skills and diversity on the Board as a whole will be considered to ensure a range of relevant skills, diversity and experience for being directors of the Company.

SCHEDULE 6

BOARD COMMITTEE TERMS OF REFERENCE

PART 1

AUDIT COMMITTEE

PART 2

NOMINATION COMMITTEE

Nomination Committee Charter

I. Authority and Responsibilities.

1. Guidelines on Significant Corporate Issues. The Committee shall recommend to the Board a set of guidelines on significant corporate governance principles (the Guidelines). The Guidelines shall be reviewed by the Committee no less frequently than once a year, and the Committee shall report to the Board any recommended changes.

2. Director Selection and Review. The Committee shall establish criteria for selecting candidates for proposing to the Board for the role of CEO, Senior Independent Director, independent non-executive directors and, in the circumstances where the Committee has a role in the selection of a candidate, for the role of Chairman. Such criteria shall, in the case of candidates for the office of independent non-executive director, be consistent with those set out in Schedule 5 of the Orange Shareholder Agreement (for so long as such agreement binds the Company). Subject to that, the selection criteria shall, at a minimum, reflect requirements of applicable law and listing standards. The Committee shall identify and recommend candidates for election to the Board of Directors and shall have no role with respect to the recommendation and appointment of nominees for directorships submitted by Red and Olive in accordance with their rights under the Shareholders’ Agreement (as defined below).

3. Other Director Issues. The Committee shall consider issues involving potential conflicts of interest of Directors and members of committees.

4. Evaluations of Board and CEO Succession Planning. The Committee shall oversee the evaluation of the Board, as well as CEO succession planning.

5. Consultants and Resources. Excluding in relation to the selection of the nominees of Red and Olive in accordance with their rights under the Shareholders’ Agreement (as defined below), the Committee shall have the authority to engage and terminate any search firm to be used to identify director candidates, and to approve the terms of any such engagement and the fees of any such consultant or search firm to assist in discharging Committee responsbilities. The Company will provide reasonable funding and staff resources to the Committee as requested.

6. Subcommittees. The Committee may delegate any of its responsibilities to a subcommittee as it deems appropriate.

7. Reports to Board. The Committee shall report its actions and recommendations to the Board of Directors after each Committee meeting.

II. Operations of the Committee

1. Composition. Subject to the shareholders’ agreement entered into between Orange, Red and Olive HoldCo in respect of Orange (the “Shareholders’ Agreement”)The members of the Committee shall be appointed by the Board of Directors, which shall designate a Committee Chair and may, from time to time, remove members of the Committee.

2. Schedule of Meetings. In order to discharge its responsibilities, the members of the Committee shall each year agree a schedule of meetings; additional meetings may be scheduled as required.

3. Conduct of Meetings. Subject to the Shareholders’ Agreement all determinations of the Committee shall be made either at a meeting duly constituted and held or by a written consent to the actions taken signed by all of the members of the Committee.

4. Quorum. The quorum for a meeting of the Committee is:

a.	a sufficient number of independent directors to constitute a majority of the directors present at the meeting;

b.	if Olive HoldCo’s equity proportion is fifteen per cent. or more, at least one Olive HoldCo nominated director; and

c.	if Red’s equity proportion is ten per cent. r more, at least one Red nominated director.

If a quorum is not present at Committee meeting within 60 minutes of the time appointed for the start of the meeting, the meeting will be adjourned to the same time and place on the following working day. Notice of any such adjourned meeting shall be given to all Committee members. The quorum for any such reconvened meeting shall be a majority of Committee members.

5. Documentation and Reports. The Chair of the Committee shall be responsible for establishing the agendas for meetings of the Committee. An agenda, together with materials relating to the subject matter of each meeting, shall be sent to members of the Committee prior to each meeting. Minutes for all meetings of the Committee shall be prepared to document the Committee’s discharge of its responsibilities. The minutes shall be circulated in draft form to all Committee members to ensure an accurate final record, shall be approved at a subsequent meeting of the Committee and shall be distributed periodically to the full Board of Directors. The Committee shall make regular reports to the Board of Directors.

6. Self-Assessment; Committee Charter Review and Approval. The Committee shall evaluate its performance on an annual basis and develop criteria for such evaluation. At least annually, this charter shall be reviewed and reassessed by the Committee and any proposed changes shall be submitted to the Board of Directors for approval. The Committee shall also review and, if approved, submit to the Board of Directors for approval, the proposed revision of any other committee charter.

PART 3

REMUNERATION COMMITTEE

PART 4

AFFILIATED TRANSACTION COMMITTEE

ORANGE

Charter of the Affiliated Transaction Committee

The provisions of this Charter are subject to the shareholders’ agreement entered into between Orange, Red and Olive HoldCo in respect of Orange.

I. Authority and Responsibilities.

1. Approval of Affiliated Transactions. The Committee shall review, consider and make a recommendation to the Board of Directors with regard to any Affiliated Transaction.

2. Meaning of “Affiliated Transaction.” “Affiliated Transaction” means

a.	any merger or consolidation between the Company and any Affiliate;

b.	any purchase by the Company of an equity interest in any Affiliate;

c.	any purchase by an Affiliate from the Company of an equity interest in the Company other than through a preemptive rights purchase as provided under law;

d.	any purchase by the Company from an Affiliate of goods or services, other than in the ordinary course of business;

e.	any transaction involving the acquisition or disposition by the Company of franchise rights or territories;

f.	any other transaction between the Company and an Affiliate or franchisor of the Company, not in the ordinary course of business, having an aggregate value in excess of EUR 10 million;

g.	any other transaction between the Company and an Affiliate or franchisor of the Company that the Board of Directors shall designate as an “Affiliated Transaction.”; and

h.	any other matter or state of affairs involving an Affiliate, another Coca-Cola Company bottler or a franchisor of the Company that might materially impact the Company’s performance.

For the purposes of the definition of “Affiliated Transaction”

•	the term “Affiliate” refers to (i) a person or entity that holds 5% or more of the stock, equity or other ownership interests of the Company; (ii) any other entity in which such stockholder has more than 50% of the voting power in the election of directors or in which it has the power to elect a majority of that entity’s board of directors; (iii) any entity controlled directly or indirectly by such Affiliate; and (iv) Red[2];

•	the term “Affiliated Transaction Affiliate” means the Affiliate that is a party to the Affiliated Transaction;

•	the term “Company” refers to (i) Orange; and (ii) any other entity in which Orange has more than 50% of the voting power in the election of directors or in which it has the power to elect a majority of that entity’s board of directors; and

[2]	The use of “Affiliate” hereunder shall in no way be used to reflect such person or entity is an affiliate of the Company for any other purpose.

•	the term “Red” refers to (i) Red; (ii) any other entity in which Red has more than 50% of the voting power in the election of directors or in which it has the power to elect a majority of that entity’s board of directors; and (iii) any other entity in which Red has a 20% or greater equity or other ownership interest (referred to as a “Red Affiliate”); and (iv) any entity controlled directly or indirectly by such Red Affiliate. Notwithstanding the foregoing, no entity shall be a Red Affiliate solely because of rights granted to Red pursuant to a bottling contract.

3. Powers of Committee with respect to Affiliated Transactions. The Committee shall have the responsibility to conduct the negotiation with the representatives of any party to an Affiliated Transaction and engage Independent Advisors at the reasonable expense of the Company, to assist in its review and recommendation to the Board regarding any Affiliated Transaction. The Committee will notify the Board, as soon as reasonably practicable, when it begins to discharge its responsibilities under this Charter with respect to any Affiliated Transaction. An “Independent Advisor” means any legal or financial advisor or other expert (i) that has not represented or provided services to an Affiliate during the past calendar year, or (ii), notwithstanding (i), that the Committee determines, after due inquiry, is able to represent the Committee in an independent manner not adverse to the interests of the Company and its stockholders.

4. Membership of the Committee. Any Committee member that will deliberate and make a recommendation to the Board on an Affiliated Transaction must (i) not, and for the past five years has not been, an officer, director or employee of the Affiliated Transaction Affiliate; and (ii) not own any equity or other ownership interest, directly or indirectly, in the Affiliated Transaction Affiliate (referred to as an “Eligible ATC Director”). Any other Eligible ATC Director may be appointed by the Board as an alternate member of the Committee, to serve if any member of the Committee becomes unable or unwilling to serve. Any Committee member that is not an Eligible ATC Director shall recuse himself or herself from the discussions, deliberation and voting of such Affiliated Transaction and making of a recommendation to the Board.

5. Other Duties. The Committee shall also carry out such other duties that may be delegated to it by the Board of Directors from time to time.

6. Reports to Board; Consultation. The Committee shall report its actions and all of its recommendations to the Board of Directors.

II. Operations of the Committee

1. Schedule of Meetings. In order to discharge its responsibilities, the members of the Committee shall each year agree a schedule of meetings; additional meetings may be scheduled as required.

2. Conduct of Meetings. All determinations of the Committee shall be made either at a meeting duly constituted and held, or by a written recommendation signed by all of the members of the Committee.

3. Quorum. The quorum for a meeting of the Committee is:

d.	a sufficient number of independent directors to constitute a majority of the directors present at the meeting; and

e.	so long as Olive HoldCo has a member on the Committee, at least one Olive HoldCo nominated director.

If a quorum is not present at Committee meeting within 60 minutes of the time appointed for the start of the meeting, the meeting will be adjourned to the same time and place on the following working day. Notice of any such adjourned meeting shall be given to all Committee members. The quorum for any such reconvened meeting shall be a majority of Committee members.

4. Documentation and Reports. The Chair of the Committee shall be responsible for establishing the agendas for meetings of the Committee. An agenda, together with materials relating to the subject matter of each meeting, shall be sent to members of the Committee prior to each meeting. Any member of the Committee is permitted to add any item to the agenda prior to each meeting. Minutes for all meetings of the Committee shall be prepared to document the Committee’s discharge of its responsibilities. The minutes shall be circulated in draft form to all Committee members to ensure an accurate final record, shall be approved at a subsequent meeting of the Committee. The Committee shall make regular reports to the Board of Directors after each meeting of the Committee.

5. Self-Assessment. The Committee shall evaluate its performance on an annual basis and develop criteria for such evaluation. At least annually, this charter shall be reviewed and reassessed by the Committee and any proposed changes shall be submitted to the Board of Directors for approval.

PART 5

CORPORATE SOCIAL RESPONSIBILITY COMMITTEE

SCHEDULE 7

RELATIVES DESCRIPTION

SCHEDULE 8

DEFINITIONS AND INTERPRETATION

1.	Definitions

In this agreement:

Affiliate means:

(a)	in respect of any individual:

(i)	any Relative of that individual;

(ii)	any entity Controlled by that individual or one or more Relatives of that individual;

(iii)	the executor of that individual’s estate; and

(iv)	any trust for the benefit of that individual or one or more Relatives of that individual;

(b)	in respect of any entity, a second entity that:

(i)	Controls the first entity;

(ii)	is under the Control of the first entity; or

(iii)	is under the Control of a third entity that Controls the first entity;

(c)	in respect of a Nominated Director:

(i)	any Affiliate within the meaning of paragraph (a) above; and

(ii)	his Nominator or any of its Affiliates within the meaning of paragraph (a) above; and

(d)	in respect of any body corporate:

(i)	any Affiliate within the meaning of paragraph (b) above; and

(ii)	any shareholder or director of that body corporate

provided that, the public shareholders of Red Parent shall not constitute an Affiliate of Red.

Affiliated Transaction Committee means the Affiliated Transaction Committee of the Board;

Anti-Corruption Law means:

(a)	the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997 (OECD Convention);

(b)	the Foreign Corrupt Practices Act of 1977 of the United States of America (FCPA);

(c)	the Bribery Act 2010;

(d)	any other applicable law (including any (1) statute, ordinance, rule or regulation; (2) order of any court, tribunal or any other judicial body; and (3) rule, regulation, guideline or order of any public body, or any other administrative requirement) and guidance which:

(i)	prohibits or restricts the conferring of any gift, payment or other benefit on any person or any officer, employee, agent or adviser of such person;

(ii)	is broadly equivalent to the FCPA and/or the Bribery Act 2010 or was intended to enact the provisions of the OECD Convention or which has as its objective the prevention of corruption; and/or

(iii)	otherwise contains provisions aimed at preventing bribery, corruption and/or money laundering;

Annual Business Plan means the Initial Business Plan or a business plan of the Group for a Financial Year set under clause 9.1, as relevant;

Associated Person means, in relation to a body corporate, a person (including an employee, agent or Subsidiary of that body corporate) who performs (or has performed) services for or on behalf of that body corporate;

Audit Committee means the Audit Committee of the Board;

Auditor means the firm of auditors of the Company from time to time;

Black means Coca-Cola Erfrischungsgetränke AG;

Black Contribution Agreement means the contribution agreement between Red and the Company dated [●] 2015;

Board means the board of directors of the Company;

Business has the meaning given in clause 2;

Business Day means a day other than a Saturday, Sunday or public holiday on which banks are generally open in London, Amsterdam, New York and Madrid for normal business;

Chairman means the chairman of the Board;

Change of Control means, where a person who did not previously exercise Control over another person acquires such Control other than in connection with any bona fide internal corporate reorganisation, restructuring or similar transaction;

Chart of Authority means the document, in the initial form as set out in Annex 3 setting out those matters for which the prior approval of the Board is required;

Closing means completion of the transactions contemplated under the Master Agreement;

Cobega Side Letter means the letter agreement between Cobega Invest, S.L. and Red dated [●], substantially in form set out in Annex 1;

Committee means a committee of the Board, as constituted by the Board from time to time;

Control means, in relation to a person or Persons Acting in Concert:

(a)	owning or controlling (directly or indirectly) including through one or more trusts or foundations more than 50 per cent. of the voting share capital of the relevant undertaking; or

(b)	being able to direct the casting of more than 50 per cent. of the votes exercisable at general meetings of the relevant undertaking on all, or substantially all, matters; or

(c)	having the right to appoint or remove directors of the relevant undertaking holding a majority of the voting rights at meetings of the board on all, or substantially all, matters; or

(d)	having the power to determine the conduct of business affairs of an undertaking (whether through ownership of equity interest or partnership or other ownership interests, by contract or otherwise),

and Controlled shall have a corresponding meaning;

Constitution means the constitution of the Company, as amended from time to time;

Corporate Governance Code means the Corporate Governance Code published by the Financial Reporting Council, or its successor, under the authority of the UK’s Financial Conduct Authority, as amended or supplemented from time to time;

Daurella Family means:

(a)	any of the individuals identified in Annex 6; and [Note: relevant individuals to be added to Annex 6]

(b)	any Relative of the foregoing;

Deed of Adherence means a deed substantially in the form set out in Appendix 1;

Director means a director of the Company;

Discloser has the meaning given in clause 16.4;

Dispose means to:

(a)	sell, transfer, assign, swap, surrender, gift, declare a trust over, or otherwise dispose of or grant any option over, deal with or Encumber, any interest;

(b)	enter into an agreement in respect of votes or any other right;

(c)	do any thing which has the effect of placing a person in substantially the same position as that person would have been in, had any of the things mentioned in paragraph (a) above or (b) above been done; or

(d)	authorise, agree to or attempt to do any of the things mentioned in paragraph (a) or (b) above or (c) above; but,

shall exclude:

(i)	participation in any repurchase or redemption programme or other reorganisation of the Company’s share capital, including by way of reduction of capital, buy-back or redemption of Securities, conversion of Securities from one class to another or consolidation and subdivision or redenomination of shares;

(ii)	participation in any merger, acquisition or other corporate transaction by the Company pursuant to which all shareholders are asked to participate which would require a Shareholder to undertake any of the actions described in (a) to (d) above (both inclusive) in relation to their Shares, and the term Disposal has a corresponding meaning;

Dispute means any dispute, claim, difference or controversy arising out of, relating to or having any connection with this agreement, including any dispute as to its existence, validity, interpretation, performance, breach or termination or the consequences of its nullity and any dispute relating to any non-contractual obligations arising out of or in connection with it;

Dividend includes a dividend, bonus issue or other distribution in kind or in cash;

Effective Date has the meaning given in clause 3;

Encumbrance means any security interest and any option, right to acquire, right of pre-emption, assignment by way of security, trust arrangement for the purpose of providing security, retention arrangement or other security interest of any kind, and any agreement to create any of the above, and the term Encumber has a corresponding meaning;

Equity Proportion means, in relation to Red or Olive HoldCo:

(a)	subject to (b) below, the total number of Shares held by that Shareholder (and, solely as regards Red, any Red Transferees) divided by the total number of Shares in issue, expressed as a percentage (the Actual Proportion),

(b)	if greater than the result produced by (a) above, but subject to (c) below, the Actual Proportion adjusted so that the calculation ignores the dilutive effect of the issue of Shares on or after the Effective Date on a basis that did not permit such Shareholder to participate on a basis pro rata (so far as practicable) to its actual holding (the Deemed Proportion),

(c)	if, at any time after the fourth anniversary of the effective date, a Shareholder’s Actual Proportion is less than 80 per cent of its Deemed Proportion, the Actual Proportion and, in connection with the determination of the Equity Proportion, the reference in (b) above to the “Effective Date” shall, on and from each occasion on which the Equity Proportion is determined by the application of (c) above, be read as a reference to “the most recent date on which the Equity Proportion was determined by the application of (c) below

Financial Year means a period starting on 1 January of any year and ending on 31 December of the same year;

Group means the Company and its Subsidiaries from time to time and Group Company means any of them;

group means an Ultimate Holding Company and its Subsidiaries and group member has a corresponding meaning;

Holding Company has the meaning given in paragraph 2 below;

INED means an independent non-executive Director and for such purposes “independent” shall bear the meaning given in the Corporate Governance Code from time to time save that (i) a non-executive director who has served a term of nine years shall automatically be deemed no longer to be independent unless the Board unanimously resolves otherwise and (ii) the Initial INEDs’ periods of service shall be deemed to commence on the Effective Date;

INED Suitability Criteria means those criteria set out in Schedule 5;

Initial Business Plan means the business plan for the Group as at the date of this agreement;

Initial Chairman’s First Term has the meaning given in clause 5.8(a);

Initial INEDs has the meaning given in clause 5.2(d);

Insolvency Event means, in respect of any person:

(a)	the person is unable to, or states that it is unable to, pay its debts as they fall due or stops or threatens to stop paying its debts as they fall due;

(b)	any indebtedness of the person is subject to a moratorium;

(c)	a liquidator, provisional liquidator or administrator has been appointed to any property of the person or an event occurs which gives any other person a right to seek such an appointment;

(d)	an order has been made, a resolution has been passed or proposed in a notice of meeting or in an announcement to any recognised securities exchange, or an application to court has been made for the winding-up or dissolution of the person or for the entry into of any arrangement, compromise or composition with, or assignment for the benefit of, creditors of the person or any class of them;

(e)	a security interest becomes enforceable or is enforced over, or a writ of execution, garnishee order, mareva injunction or similar order has been issued over or is affecting, all or a substantial part of the assets of the person; or

(f)	the person has otherwise become, or is otherwise taken to be, insolvent in any jurisdiction or an event occurs in any jurisdiction in relation to the person which is analogous to, or which has a substantially similar effect to, any of the events referred to in paragraphs (a) to (e) (both inclusive) above;

Interest means, in relation to any person, any direct or indirect financial or commercial interest of that person or its Affiliates arising from any existing or proposed arrangement, contract, litigation or other proceeding between any Group Company and that person or any of its Affiliates, where such arrangement, contract, litigation or other proceeding can be reasonably considered to be material in the context of the business of the Group taken as a whole;

Long Term Business Plan means the long term business plan of the Group for a three Financial Year period;

Loss means all losses, damages, costs, expenses, charges and other liabilities whether present or future, fixed or unascertained, actual or contingent;

Master Agreement means the Transaction Master Agreement entered into between, amongst others, Red, White, Olive, the Company and MergeCo on 6 August 2015 and adhered to by Olive HoldCo on [●];

MergeCo means Orange MergeCo LLC;

Nominated Director means an Olive HoldCo Nominated Director or a Red Nominated Director;

Nomination Committee means the Nomination Committee of the Board;

Nominator means, in relation to a Nominated Director, the Shareholder who nominated that Director under clause 5.4;

Olive means Coca-Cola Iberian Partners, S.A.;

Olive Contribution Agreement means the contribution agreement between Olive HoldCo and the Company dated [●] 2015;

Olive HoldCo Change of Control means:

(a)	the Olive HoldCo Shareholders ceasing to Control (for this purpose excluding (d) of that definition) Olive HoldCo; or

(b)	the Daurella Family ceasing to Control (for this purpose excluding (d) of that definition) Cobega Invest, S.L. without the prior written consent of Red; or

(c)	Cobega Invest, S.L. ceasing to Control (for this purpose excluding (d) of that definition) Olive HoldCo without the prior written consent of Red;

Olive HoldCo Nominated Director means a Director nominated by Olive HoldCo under clause 5.4(a);

Olive HoldCo SHA means the shareholders’ agreement relating to Olive HoldCo dated [●];

Olive HoldCo Shareholder means:

(a)	any individual identified in Annex 7; and [Note: relevant individuals to be added to Annex 7]

(b)	any Relative of the foregoing;

Olive HoldCo Side Letter means the letter agreement between Olive HoldCo. and Red dated [●], substantially in form set out in Annex 2;

Persons Acting in Concert has the meaning given in The Takeover Code;

Policies means the Anti-Corruption Policies and Sanctions Policies developed or maintained in accordance with clause 13;

Red Associated Company means Red Parent and any subsidiary or subsidiary undertaking of Red Parent;

Red Nominated Director means a Director nominated by Red under clause 5.4(b);

Red Parent means The Coca-Cola Company;

Red Transferee has the meaning given in clause 11.1(a);

Registration Rights Agreements means the registration rights agreement between the Company, Red and Olive HoldCo dated [●] 2015;

Relative means, with respect to a person, each person whose relationship is no further removed than a colateral en quinto grado for the purposes of the Spanish Civil Code (Codigo Civil), which by way of example is illustrated by Schedule 7;

Remuneration Committee means the Remuneration Committee of the Board;

Representative means, in relation to a person, any director, officer or employee of, and any accountant, auditor, financier, financial adviser, legal adviser, technical adviser or other expert adviser or consultant to, that person;

Sanctions means any trade, economic or financial sanctions laws, regulations, embargoes or restrictive measures administered, adopted, enacted or enforced by a Sanctions Authority;

Sanctions Authority means:

(a)	the Security Council of the United Nations;

(b)	the United States of America;

(c)	the European Union and Member States of the European Union; and

(d)	the governments and official institutions or agencies of any of paragraphs (a) to (d) above, including the Office of Foreign Assets Control of the US Department of the Treasury, the US Department of State, the Council of the European Union and Her Majesty’s Treasury;

Securities means:

(a)	Shares or any other class of shares in the Company or any other equity securities in the Company; and

(b)	options, warrants, notes, bonds or other securities or debt (i) convertible into, or exchangeable for, Shares or any other class of shares or any other equity securities in the Company or (ii) containing equity features or containing profit participation features with respect to the Company;

Senior Independent Director means the senior INED appointed as senior independent director of the Board from time to time in accordance with clause 5.7(c);

Share means an ordinary share in the capital of the Company;

Shareholder means each of Olive HoldCo and Red;

Step Plan has the meaning given in the Master Agreement;

Subsidiary has the meaning given in paragraph 2 below;

Surviving Clauses means clause 1, clause 16, clause 18, clause 19, clause 20 and clause 21;

Tax Advisors has the meaning given in the Master Agreement;

Tax Opinions has the meaning given in the Master Agreement;

Terms of Reference means, as the context so requires, the terms of reference of any Committee, including, but without limitation, the Audit Committee, the Nomination Committee, the Remuneration Committee or the Affiliated Transaction Committee, as initially set out in the relevant Part of Schedule 6;

The Takeover Code means The City Code on Takeovers and Mergers as updated from time to time;

Transaction Documents means this agreement, the Master Agreement, the White Merger Agreement, the Black Contribution Agreement, the Olive Contribution Agreement, the Registration Rights Agreement and any other agreement entered into in connection with the transactions contemplated by those agreements;

Ultimate Holding Company means a Holding Company which is not itself a Subsidiary;

US HoldCo means Orange U.S. HoldCo, LLC;

VAT means within the European Union such tax as may be levied in accordance with (but subject to derogations from) Council Directive 2006/112/EC and outside the European Union any tax levied by reference to added value or sales;

White means Coca-Cola Enterprises, Inc.; and

White Merger Agreement means the merger agreement between the Company, White, US HoldCo and MergeCo dated 6 August 2015.

2.	Subsidiary, Holding Company, Wholly Owned Subsidiary and Wholly Owned Group

For the purposes of this agreement:

(a)	A company is a Subsidiary of another company, its Holding Company, if that other company:

(i)	holds a majority of the voting rights in it; or

(ii)	is a member of it and has the right to appoint or remove a majority of its board of directors; or

(iii)	is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it,

or if it is a Subsidiary of a company that is itself a Subsidiary of that other company.

(b)	A company is a Wholly Owned Subsidiary of another company (HoldCo) if it has no members other than HoldCo and HoldCo’s wholly owned Subsidiaries or persons acting on behalf of HoldCo or its wholly owned Subsidiaries.

(c)	Wholly Owned Group means a body corporate and any Holding Company of which it is a Wholly Owned Subsidiary and any other Wholly Owned Subsidiaries of that Holding Company (including any Wholly Owned Subsidiary of the body corporate).

(d)	In this paragraph 2, company includes any body corporate.

3.	Reasonable endeavours

Except as otherwise expressly provided in this agreement, any provision of this agreement which requires a party to take all reasonable endeavours (or similar language) imposes an obligation on that party to take all steps commercially reasonably necessary having regard to such party’s circumstances at the time but does not impose any obligation to:

(a)	commence any legal action or proceeding against any person;

(b)	procure absolutely that that thing is done or happens;

(c)	incur a material expense, except where that provision expressly specifies otherwise; or

(d)	provide any undertakings or accept any conditions required by any third party if those undertakings or conditions, in the reasonable opinion of the party required to give such undertakings or satisfy such conditions, are materially adverse to its commercial interests or fundamentally or materially alter the basis on which it originally agreed to the arrangements the subject of this agreement.

4.	Things required to be done other than on a Business Day

Unless otherwise indicated, where the day on which any act, matter or thing is to be done is a day other than a Business Day, that act, matter or thing must be done on or by the next Business Day.

5.	Several liability

Where any obligation, representation, warranty or undertaking in this agreement is expressed to be made, undertaken or given by two or more parties, those parties will be taken to be severally liable in respect of it, unless this agreement expressly provides otherwise.

6.	Other rules of interpretation

In this agreement:

(a)	any reference, express or implied, to any legislation in any jurisdiction includes:

(i)	that legislation as amended, extended or applied by or under any other legislation made before or after execution of this agreement;

(ii)	any legislation which that legislation re-enacts with or without modification; and

(iii)	any subordinate legislation made before or after execution of this agreement under that legislation, including (where applicable) that legislation as amended, extended or applied as described in paragraph 6(a)(i), or under any legislation which it re-enacts as described in paragraph 6(a)(ii);

(b)	references to persons or entities include natural persons, bodies corporate, partnerships, trusts and unincorporated and incorporated associations of persons;

(c)	references to an individual or a natural person include his estate and personal representatives;

(d)	subject to clause 19.2, references to a party to this agreement include the successors or assigns (immediate or otherwise) of that party;

(e)	references to books, records or other information mean books, records or other information in any form, including paper, electronically stored data, magnetic media, film and microfilm;

(f)	references to any English legal term for any action, remedy, method or judicial or arbitral proceeding, legal document, legal status, court, arbitral tribunal, official or any legal concept or thing must, in respect of any jurisdiction other than England, be taken to include what most nearly approximates in that jurisdiction to the English legal term;

(g)	a reference to any instrument or document includes any variation or replacement of it;

(h)	unless otherwise indicated, a reference to any time is a reference to that time in London;

(i)	a reference to €is to euros, the legal currency of the European monetary union or its equivalent in any other relevant currency;

(j)	singular words include the plural and vice versa;

(k)	a word of any gender includes the corresponding words of any other gender;

(l)	if a word or phrase is defined, other grammatical forms of that word have a corresponding meaning;

(m)	general words must not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words, and references to “includes” mean “includes without limitation”;

(n)	a reference to Shares or Securities (or, in each case, any interest therein) being held, transferred (including Transferred), sold, Disposed or acquired or to rights (including voting rights) in relation thereto being exercised (or any term analogous to any of the foregoing) shall include Shares or Securities (or, in each case, any interest therein) being held, transferred (including Transferred), sold, Disposed or acquired or to rights (including voting rights) in relation thereto being exercised through or in the Depository Trust & Clearing Corporation, CREST, Euroclear Nederland, IBERCLEAR or any other similar uncertificated securities system including through a broker, nominee, custodian or similar in such system; and

(o)	nothing is to be construed adversely to a party just because that party put forward this agreement or the relevant part of this agreement.

SIGNATORIES

EXECUTED as a DEED by	)
COCA-COLA EUROPEAN PARTNERS PLC	)
acting by [●]	) )	Director/Authorised Signatory

Witness’s Signature

Name:

Address:

EXECUTED as a DEED on behalf of	)
[OLIVE PARTNERS S.A.	)
a company incorporated in Spain, by [NAME[S] OF PERSON SIGNING], being [a] person[s] who, in accordance with the laws of Ireland, [is OR are] acting under the authority of the company	) )	Director/Authorised Signatory

Director/Authorised Signatory

EXECUTED as a DEED on behalf of	)
EUROPEAN REFRESHMENTS	)
a company incorporated in Ireland, by [NAME[S] OF PERSON SIGNING], being [a] person[s] who, in accordance with the laws of Ireland, [is OR are] acting under the authority of the company	) )	Director/Authorised Signatory

Director/Authorised Signatory

EXECUTED as a DEED on behalf of	)
COCA-COLA GMBH	)
a company incorporated in Germany, by [NAME[S] OF PERSON SIGNING], being [a] person[s] who, in accordance with the laws of Germany, [is OR are] acting under the authority of the company	) )	Director/Authorised Signatory

Director/Authorised Signatory

EXECUTED as a DEED on behalf of	)
VIVAQA BETEILIGUNGS GMBH & CO. KG	)
a company incorporated in Germany, by [NAME[S] OF PERSON SIGNING], being [a] person[s] who, in accordance with the laws of Germany, [is OR are] acting under the authority of the company	) )	Director/Authorised Signatory

Director/Authorised Signatory

APPENDIX 1

DEED OF ADHERENCE

This Deed of Adherence is made on [Date] by [●], a company incorporated [in [●]/under the laws of [●]] under registered number [●] whose [registered/principal office is at [●]] (New Shareholder).

Recitals:

(A)	[●] (Transferor) is proposing to transfer to the New Shareholder [●] of its shares in the Company (the Transfer Shares) (as defined below).

(B)	This Deed of Adherence is entered into in compliance with clause 11.1 of a shareholders’ agreement made on [Date] between (1) [Orange plc] (the Company); (2) [Olive HoldCo]; and (3) [Red] (the Original Parties) as such agreement has been or may be amended, supplement or novated from time to time (the Agreement).

(C)	Capitalised terms used but not defined herein shall have the meanings given to them in the Agreement.

It is agreed as follows:

1.	The New Shareholder confirms that it has been supplied with and has read a copy of the Agreement.

2.	The New Shareholder agrees (a) to assume the benefit of the rights of the Transferor under the Agreement and (b) to observe, perform and be bound by all the obligations and terms of the Agreement capable of applying to the New Shareholder and which are to be performed on or after the date of this Deed, to the intent and effect that the New Shareholder shall be deemed with effect from the date on which the New Shareholder acquired the Transfer Shares to be a party to the Agreement (as if named a party to the Agreement).

3.	This Deed is made for the benefit (a) of the Original Parties and (b) any other person or person who after the date of the Agreement (and whether or not prior to or after the date of this Deed) adhere to the Agreement.

4.	The address and facsimile of the New Shareholder for the purposes of clause 18 of the Agreement are as follows:

[Insert address and facsimile number]

5.	This Deed of Adherence may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

6.	Clause 20 and 21 of the Agreement shall apply to this Deed as if set out in full herein.

7.	The New Shareholder hereby appoints [●] as its agent for service of all process in any proceedings in respect of the Agreement.

[The rest of this page has been left intentionally blank]

EXECUTED as a DEED by	)
COCA-COLA EUROPEAN PARTNERS PLC	)
acting by [●]	) )	Director/Authorised Signatory

Witness’s Signature

Name:

Address:

EXECUTED as a DEED on behalf of	)
[OLIVE PARTNERS S.A.	)
a company incorporated in Spain, by [NAME[S] OF PERSON SIGNING], being [a] person[s] who, in accordance with the laws of Ireland, [is OR are] acting under the authority of the company	) )	Director/Authorised Signatory

Director/Authorised Signatory

EXECUTED as a DEED on behalf of	)
EUROPEAN REFRESHMENTS	)
a company incorporated in Ireland, by [NAME[S] OF PERSON SIGNING], being [a] person[s] who, in accordance with the laws of Ireland, [is OR are] acting under the authority of the company	) )	Director/Authorised Signatory

Director/Authorised Signatory

EXECUTED as a DEED on behalf of	)
COCA-COLA GMBH	)
a company incorporated in Germany, by [NAME[S] OF PERSON SIGNING], being [a] person[s] who, in accordance with the laws of Germany, [is OR are] acting under the authority of the company	) )	Director/Authorised Signatory

Director/Authorised Signatory

EXECUTED as a DEED on behalf of	)
VIVAQA BETEILIGUNGS GMBH & CO. KG	)
a company incorporated in Germany, by [NAME[S] OF PERSON SIGNING], being [a] person[s] who, in accordance with the laws of Germany, [is OR are] acting under the authority of the company	) )	Director/Authorised Signatory

Director/Authorised Signatory

EXECUTED as a DEED by	)
[NEW SHAREHOLDER]	)
acting by [●]	) )	Director/Authorised Signatory

Witness’s Signature

Name:

Address:

ANNEX D: FORM OF ORANGE ARTICLES

No. 09717350

THE COMPANIES ACT 2006

PUBLIC COMPANY LIMITED BY SHARES

Articles of Association

of

COCA-COLA EUROPEAN PARTNERS PLC

D-i

D-ii

D-iii

D-iv

ARTICLES OF ASSOCIATION

of

COCA-COLA EUROPEAN PARTNERS PLC

public limited company limited by shares

(Articles adopted on [                     ])

Interpretation

1.	Exclusion of Model Articles

No articles set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the articles of the company.

2.	Definitions

In these articles unless the context otherwise requires:-

“address” includes a number or address used for the purposes of sending or receiving documents or information by electronic means;

“these articles” means these articles of association as altered from time to time and the expression “this article” shall be construed accordingly;

“the auditors” means the auditors from time to time of the company or, in the case of joint auditors, any one of them;

“the Bank of England base rate” means the base lending rate most recently set by the Monetary Policy Committee of the Bank of England in connection with its responsibilities under Part 2 of the Bank of England Act 1998;

“the board” means the board of directors from time to time of the company or the directors present at a meeting of the directors at which a quorum is present;

“certificated share” means a share which is not an uncertificated share and references in these articles to a share being held in certificated form shall be construed accordingly;

“clear days” in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

“the Companies Acts” means every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company;

“the company” means Coca-Cola European Partners plc;

“the effective date” means [●];

“equity proportion” means, in relation to Red or Olive Holdco:

(a)	subject to (b) below, the total number of shares held by Red or Olive HoldCo (as applicable) divided by the total number of shares in issue, expressed as a percentage (the Actual Proportion),

(b)	if greater than the result produced by (a) above, but subject to (c) below, the Actual Proportion adjusted so that the calculation ignores the dilutive effect of the issue of shares on or after the effective date on a basis that did not permit Red or Olive HoldCo (as applicable) to participate pro rata (so far as practicable) to its actual holding (the Deemed Proportion),

(c)	if, at any time after the fourth anniversary of the effective date, Red’s or Olive HoldCo’s (as applicable) Actual Proportion is less than 80 per cent. of its Deemed Proportion, the Actual Proportion, and, in connection with the determination of the equity proportion: (i) the reference in (b) above to the “effective date” shall, on and from each occasion on which the equity proportion is determined by the application of (c) above, be read as a reference to “the most recent date on which the equity proportion was determined by the application of (c) below”; and (ii) the reference in (a) above and in the definition of “Red” to shares held shall include shares held through or in [Depository Trust & Clearing Corporation, CREST, Euroclear Nederland, IBERCLEAR] or any other similar uncertificated securities system including through a broker, nominee, custodian or similar in such system;

“the group” means the company and its subsidiaries and subsidiary undertakings from time to time;

“the holder” in relation to any shares means the person whose name is entered in the register as the holder of those shares;

“independent director” means each initial independent director and any other director that the Nomination Committee determines is to be considered as independent;

“initial independent director” means each of Mr Humann; Mr Johnson; Mr Welling; Mr Bennink; Mr Ingram; Mr Morali; Mr Watts; [●]; [●] but only, as regards any such person, until the earlier of the conclusion of the annual general meeting at which, in accordance with article 79(B), 79(C) or 79(D), he first retires from office or the time at which he ceases to be a director;

“nominated director” means an Olive HoldCo nominated director or a Red nominated director;

“the Nomination Committee” means the nomination committee of the board;

“the office” means the registered office from time to time of the company;

“Olive HoldCo” means Olive Partners S.A.;

“Olive HoldCo nominated director” means a director having been nominated by Olive Holdco;

“Operator” means the operator of CREST;

“paid up” means paid up or credited as paid up;

“participating class” means a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system;

“person entitled by transmission” means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

“Red” means collectively The Coca-Cola Company and each of its subsidiaries to the extent that they hold shares in the company from time to time;

“Red nominated director” means a director having been nominated by Red;

“the register” means the register of members of the company;

“seal” means any common or official seal that the company may be permitted to have under the Companies Acts;

“the secretary” means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary;

“Securities” means:

(a)	ordinary shares or any other class of shares in the company or any other equity securities in the company; and

(b)	options, warrants, notes, bonds or other securities or debt (i) convertible into, or exchangeable for, ordinary shares or any other class of shares or any other equity securities in the company or (ii) containing equity features or containing profit participation features with respect to the company;

“the uncertificated securities rules” means any provision of the Companies Acts relating to the holding, evidencing of title to, or transfer of uncertificated shares and any legislation, rules or other arrangements made under or by virtue of such provision;

“uncertificated share” means a share of a class which is at the relevant time a participating class, title to which is recorded on the register as being held in uncertificated form and references in these articles to a share being held in uncertificated form shall be construed accordingly;

“United Kingdom” means Great Britain and Northern Ireland;

“US” means the United States of America;

references to a document being signed or to signature include references to its being executed under hand or under seal or by any other method and, in the case of a communication in electronic form, such references are to its being authenticated as specified by the Companies Acts;

references to writing include references to any method of representing or reproducing words in a legible and non-transitory form whether sent or supplied in electronic form or otherwise and written shall be construed accordingly;

words or expressions to which a particular meaning is given by the Companies Acts in force when these articles or any part of these articles are adopted bear (if not inconsistent with the subject matter or context) the same meaning in these articles or that part (as the case may be) save that the word “company” shall include any body corporate; and

references to a meeting shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

Headings are included only for convenience and shall not affect meaning.

3.	Limited Liability

The liability of members of the company is limited to the amount, if any, unpaid on the shares in the company held by them.

Name

4.	Change of Name

The company may change its name by resolution of the board.

Share Capital

5.	Rights Attached to Shares

Subject to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide. Such rights and restrictions shall apply to the relevant shares as if the same were set out in these articles.

6.	Redeemable Shares

Subject to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder. The board may determine the terms, conditions and manner of redemption of any redeemable share so issued. Such terms and conditions shall apply to the relevant shares as if the same were set out in these articles.

7.	Variation of Rights

Subject to the provisions of the Companies Acts, all or any of the rights attached to any existing class of shares may from time to time (whether or not the company is being wound up) be varied either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. All the provisions of these articles as to general meetings of the company shall, with any necessary modifications, apply to any such separate general meeting, but so that the necessary quorum shall be one person entitled to vote and holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), (but so that at any adjourned meeting one holder entitled to vote and present in person or by proxy (whatever the number of shares held by him) shall be a quorum), and that any holder of shares of the class present in person or by proxy and entitled to vote may demand a poll. The foregoing provisions of this article shall apply to the variation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class and their special rights were to be varied.

8.	Matters not constituting Variation of Rights

The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them or by the purchase or redemption by the company of any of its own shares.

9.	Shares

Subject to the provisions of these articles and to any resolution passed by the company and without prejudice to any rights attached to existing shares, the board may offer, allot, grant options over or otherwise deal with or dispose of shares in the company to such persons, at such times and for such consideration and upon such terms as the board may decide.

10.	Payment of Commission

The company may in connection with the issue of any shares or the sale for cash of treasury shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts. Any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly-paid shares or other securities or partly in one way and partly in the other.

11.	Trusts Not Recognised

Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the company as holding any share upon any trust and the company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share or (except only as by these articles or by law otherwise provided) any other right in respect of any share other than an absolute right to the whole of the share in the holder.

12.	Suspension of Rights Where Non-Disclosure of Interest

(A)	Where the holder of any shares in the company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, the company may give the holder of those shares a further notice (a “restriction notice”) to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these articles, be subject to those relevant restrictions accordingly. For the purpose of enforcing the relevant restriction referred to in sub-paragraph (iii) of the definition of “relevant restrictions”, the board may give notice to the relevant member requiring the member to change the relevant shares held in uncertificated form to certificated form by the time stated in the notice and to keep them in certificated form for as long as the board requires. The notice may also state that the member may not change any of the relevant shares held in certificated form to uncertificated form. If the member does not comply with the notice, the board may authorise any person to instruct the Operator to change the relevant shares held in uncertificated form to certificated form.

(B)	If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the company shall, within seven days, cancel the restriction notice. The company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm’s length sale.

(C)	Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(D)	Any new shares in the company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(E)	Any holder of shares on whom a restriction notice has been served may at any time request the company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the company shall give that information accordingly.

(F)	If a statutory notice is given by the company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(G)	This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(H)	In this article:-

a sale is an “arm’s length sale” if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

“person appearing to be interested” in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the company by a member as being so interested or shown in any register or record kept by the company under the Companies Acts as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information in the possession of the company, any person whom the company knows or has reasonable cause to believe is or may be so interested;

“person with a 0.25 per cent. interest” means a person who holds, or is shown in any register or record kept by the company under the Companies Acts as having an interest in, shares in the company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the company (calculated exclusive of any shares held as treasury shares), or of any class of such shares (calculated exclusive of any shares of that class held as treasury shares), in issue at the date of service of the restriction notice;

“relevant period” means a period of 14 days following service of a statutory notice;

“relevant restrictions” mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i)	the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings;

(ii)	the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;

(iii)	the board may decline to register a transfer of any of the shares which are certificated shares, unless such a transfer is pursuant to an arm’s length sale and in any other case mean only the restriction specified in sub-paragraph (i) of this definition; and

“statutory notice” means a notice served by the company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares.

13.	Uncertificated Shares

(A)	Pursuant and subject to the uncertificated securities rules, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance with the uncertificated securities rules, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system.

(B)	In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these articles shall apply or have effect to the extent that it is inconsistent in any respect with:

(i)	the holding of shares of that class in uncertificated form;

(ii)	the transfer of title to shares of that class by means of a relevant system;

(iii)	any provision of the uncertificated securities rules; and

(iv)	the exercise of any powers or functions by the company or the effecting by the company of any actions by means of a relevant system,

and, without prejudice to the generality of this article, no provision of these articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the uncertificated securities rules, of an Operator register of securities in respect of that class of shares in uncertificated form.

(C)	Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the uncertificated securities rules.

(D)	If, under these articles or the Companies Acts, the company is entitled to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over an uncertificated share, then, subject to these articles and the Companies Acts, such entitlement shall include the right of the board to:

(i)	require the holder of that uncertificated share by notice in writing to change that share from uncertificated to certificated form within such period as may be specified in the notice and keep it as a certificated share for as long as the board requires;

(ii)	appoint any person to take such other steps, by instruction given by means of a relevant system or otherwise, in the name of the holder of such share as may be required to effect the transfer of such share and such steps shall be as effective as if they had been taken by the registered holder of that share; and

(iii)	take such other action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

(E)	Unless the board otherwise determines, shares which a member holds in uncertificated form shall be treated as separate holdings from any shares which that member holds in certificated form. However shares held in uncertificated form shall not be treated as forming a class which is separate from certificated shares with the same rights.

(F)	Unless the board otherwise determines or the uncertificated securities rules otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

(G)	The company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the uncertificated securities rules and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the company in reliance on such assumption; in particular, any provision of these articles which requires or envisages that action will be taken in reliance on information contained in the register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).

14.	Right to Share Certificates

Every person (except a person to whom the company is not by law required to issue a certificate) whose name is entered in the register as a holder of any certificated shares shall be entitled, without payment, to receive within the time limits prescribed by the Companies Acts (or, if earlier, within any prescribed time limit or within a time specified when the shares were issued) one certificate for all those shares of any one class. In the case of a certificated share held jointly by several persons, the company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A member who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge to the extent the balance is to be held in certificated form.

15.	Replacement of Share Certificates

If a share certificate is defaced, worn out, lost or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the company. Any two or more certificates representing shares of any one class held by any member shall at his request be cancelled and a single new certificate for such shares issued in lieu. Any certificate representing shares of any one class held by any member may at his request be cancelled and two or more certificates for such shares may be issued instead. The board may require the payment of any exceptional out-of-pocket expenses of the company incurred in connection with the issue of any certificates under this article. Any one of two or more joint holders may request replacement certificates under this article.

16.	Execution of Share Certificates

Every share certificate shall be executed under a seal or in such other manner as the board, having regard to the terms of issue and any listing requirements, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical or other means or may be printed on them or that the certificates need not be signed by any person.

17.	Share Certificates Sent at Holder’s Risk

Every share certificate sent in accordance with these articles will be sent at the risk of the member or other person entitled to the certificate. The company will not be responsible for any share certificate lost or delayed in the course of delivery.

Lien

18.	Company’s Lien on Shares Not Fully Paid

The company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the company (whether presently or not) in respect of that share. The company’s lien on a share shall extend to every amount payable in respect of it. The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this article.

19.	Enforcing Lien by Sale

The company may sell, in such manner as the board may decide, any share on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after a notice has been served on the holder of the share or the person who is entitled by transmission to the share, demanding payment and stating that if the notice is not complied with the share may be sold. For giving effect to the sale the board may authorise some person to sign an instrument of transfer of the share sold to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in relation to the sale.

20.	Application of Proceeds of Sale

The net proceeds, after payment of the costs, of the sale by the company of any share on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the company, for cancellation of the certificate for the share sold) be paid to the person who was entitled to the share at the time of the sale.

Calls on Shares

21.	Calls

Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the company serving upon him at least 14 clear days’ notice specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be made payable by instalments. A call may be revoked or postponed, in whole or in part, as the board may decide. A person upon whom a call is made shall remain liable jointly and severally with the successors in title to his shares for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

22.	Timing of Calls

A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

23.	Liability of Joint Holders

The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

24.	Interest Due on Non-Payment

If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate (not exceeding the Bank of England base rate by more than five percentage points) as the board may decide, and all expenses that have been incurred by the company by reason of such non-payment, but the board shall be at liberty in any case or cases to waive payment of the interest or expenses wholly or in part.

25.	Sums Due on Allotment Treated as Calls

Any amount which becomes payable in respect of a share on allotment or on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these articles shall apply as if the sum had become due and payable by virtue of a call.

26.	Power to Differentiate

The board may on or before the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

27.	Payment of Calls in Advance

The board may, if it thinks fit, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and on all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate (not exceeding the Bank of England base rate by more than five percentage points, unless the company by ordinary resolution shall otherwise direct) as the board may decide.

Forfeiture of Shares

28.	Notice if Call or Instalment Not Paid

If the whole or any part of any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time serve a notice on the holder requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and any expenses incurred by the company by reason of such non-payment.

29.	Form of Notice

The notice shall name a further day (not being less than 14 clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call has been made or instalment is payable will be liable to be forfeited.

30.	Forfeiture for Non-Compliance with Notice

If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest and expenses due in respect of it have been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture. The board may accept the surrender of any share liable to be forfeited and, in that event, references in these articles to forfeiture shall include surrender.

31.	Notice after Forfeiture

When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give notice.

32.	Sale of Forfeited Shares

Until cancelled in accordance with the requirements of the Companies Acts, a forfeited share shall be deemed to be the property of the company and may be sold or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such terms and in such manner as the board shall decide. The board may for the purposes of the disposal authorise some person to sign an instrument of transfer to the designated transferee. The company may receive the consideration (if any) given for the share on its disposal. At any time before a sale or disposition the forfeiture may be cancelled by the board on such terms as the board may decide.

33.	Arrears to be Paid Notwithstanding Forfeiture

A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the company all moneys which at the date of the forfeiture were payable by him to the company in respect of those shares with interest thereon at such rate (not exceeding the Bank of England base rate by more than five percentage points) as the board may decide from the date of forfeiture until payment, and the company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

34.	Statutory Declaration as to Forfeiture

A statutory declaration that the declarant is a director of the company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the signing of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or disposal.

Transfer of Shares

35.	Transfer

(A)	Subject to such of the restrictions of these articles as may be applicable:-

(i)	any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the uncertificated securities rules, and accordingly no provision of these articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii)	any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

(B)	The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

36.	Signing of Transfer

The instrument of transfer of a certificated share shall be signed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. All instruments of transfer, when registered, may be retained by the company.

37.	Rights to Decline Registration of Partly Paid Shares

The board can decline to register any transfer of any share which is not a fully paid share.

38.	Other Rights to Decline Registration

(A)	Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the uncertificated securities rules, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(B)	The board may decline to register any transfer of a certificated share unless:-

(i)

the instrument of transfer is duly stamped or duly certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is left at the office or such other place as the board may from time to time determine accompanied (save in the case of a transfer by a person to whom the company is not required by law to issue a certificate and to whom a certificate has not been issued) by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the person signing the instrument of transfer to make the transfer and, if the instrument of transfer is signed by some other person on his behalf, the authority of that person so to do;

(ii)	the instrument of transfer is in respect of only one class of share; and

(iii)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

(C)	For all purposes of these articles relating to the registration of transfers of shares, the renunciation of the allotment of any shares by the allottee in favour of some other person shall be deemed to be a transfer and the board shall have the same powers of refusing to give effect to such a renunciation as if it were a transfer.

39.	No Fee for Registration

No fee shall be charged by the company for registering any transfer, document or instruction relating to or affecting the title to any share or for making any other entry in the register.

Untraced Shareholders

40.	Untraced Shareholders

(A)	The company may sell any certificated shares in the company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:-

(i)	the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(ii)	no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(iii)	so far as any director of the company at the end of the relevant period is then aware, the company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(iv)	the company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under these articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

(B)	The company shall also be entitled to sell at the best price reasonably obtainable at the time of sale any additional certificated shares in the company issued either in certificated or uncertificated form during the qualifying period in right of any share to which paragraph (A) of this article applies (or in right of any share so issued), if the criteria in paragraph (A)(ii) to (iv) are satisfied in relation to the additional shares.

(C)	To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer signed by that person shall be as effective as if it had been signed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the company and, upon their receipt, the company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds unless and until forfeited under this article. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the company or as it thinks fit. If no valid claim for the money has been received by the company during a period of six years from the date on which the relevant shares were sold by the company under this article, the money will be forfeited and will belong to the company.

(D)	For the purpose of this article:-

“the qualifying period” means the period of 12 years immediately preceding the date of publication of the advertisements referred to in paragraph (A)(iv) above or of the first of the two advertisements to be published if they are published on different dates; and

“the relevant period” means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of paragraph (A)(i) to (iv) above have been satisfied.

Transmission of Shares

41.	Transmission on Death

If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares; but nothing contained in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

42.	Entry of Transmission in Register

Where the entitlement of a person to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

43.	Election of Person Entitled by Transmission

Any person entitled by transmission to a share may, subject as provided elsewhere in these articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the company to that effect. If he elects to have another person registered and the share is a certificated share, he shall sign an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including, without limitation, the signing of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within 60 days of being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been complied with. All the provisions of these articles relating to the transfer of, and registration of transfers of, shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or signed by the member.

44.	Rights of Person Entitled by Transmission

Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share (except with the authority of the board) to receive notice of, or to attend or vote at, any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings.

Alteration of Share Capital

45.	Sub-division

Any resolution authorising the company to sub-divide its shares or any of them may determine that, as between the shares resulting from the sub-division, any of them may have any preference, advantage or deferred or other right or be subject to any restriction as compared with the others.

46.	Fractions

Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any holders would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit including by aggregating and selling them or by dealing with them in some other way. For the purposes of effecting any such sale, the board may arrange for the shares representing the fractions to be entered in the register as certificated shares. The board may sell shares representing fractions to any person, including the company and may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

Notice of General Meetings

47.	Omission or Non-Receipt of Notice

(A)	The accidental omission to give any notice of a meeting or the accidental omission to send or supply any document or other information relating to any meeting to, or the non-receipt (even if the company becomes aware of such failure to send or supply or non-receipt) of any such notice, document or other information by, any person entitled to receive the notice, document or other information shall not invalidate the proceedings at that meeting.

(B)	A member present in person or by proxy at a meeting shall be deemed to have received proper notice of that meeting and, where applicable, of the purpose of that meeting.

48.	Postponement of General Meetings

If the board, in its absolute discretion, considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least two national newspapers in the United Kingdom. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these articles not less than 48 hours before the time appointed for holding the rearranged meeting. The board may also postpone or move the rearranged meeting under this article.

Proceedings at General Meetings

49.	Quorum

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting which shall not be treated as part of the business of the meeting. Save as otherwise provided by these articles, the quorum shall be member(s), present in person or by proxy, who together represent at least a majority of the voting rights of all the members entitled to vote at the relevant meeting, save that if the company has only one member entitled to attend and vote at the general meeting then one member present in person or by proxy at the meeting and entitled to vote is a quorum.

50.	Procedure if Quorum Not Present

If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting:

(A)	if convened by or upon the requisition of members, shall be dissolved; and

(B)	in any other case, it shall stand adjourned to such other day (being not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened) and at such other time or place as the chairman of the meeting may decide. At any adjourned meeting one member present in person or by proxy and entitled to vote (whatever the number of shares held by him) shall be a quorum and any notice of an adjourned meeting shall state that one member present in person or by proxy and entitled to vote (whatever the number of shares held by him) shall be a quorum.

51.	Security Arrangements

The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a director or the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

52.	Chairman of General Meeting

The chairman (if any) of the board shall preside as chairman at every general meeting If there is no chairman, or if at any meeting the chairman is not present within five minutes after the time appointed for the commencement of the meeting, or if the chairman is not willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman of the meeting if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman of the meeting. Nothing in these articles shall restrict or exclude any of the powers or rights of a chairman of a meeting which are given by law.

53.	Orderly Conduct

The chairman of the meeting shall take such action or give directions for such action to be taken as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting. The chairman’s decision on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any point or matter is of such a nature.

54.	Entitlement to Attend and Speak

Each director shall be entitled to attend and speak at any general meeting of the company. The chairman of the meeting may invite any person to attend and speak at any general meeting of the company where he considers that this will assist in the deliberations of the meeting.

55.	Adjournments

The chairman of the meeting may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either sine die or to another time or place where it appears to him that (a) the members entitled to vote and wishing to attend cannot be conveniently accommodated in the place appointed for the meeting (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted. In addition, the chairman of the meeting may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either sine die or to another time or place. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the board. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place. Any meeting may be adjourned more than once.

56.	Notice of Adjournment

If the continuation of an adjourned meeting is to take place three months or more after it was adjourned or if business is to be transacted at an adjourned meeting the general nature of which was not stated in the notice of the original meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. Except as provided in this article, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

Amendments

57.	Amendments to Resolutions

In the case of a resolution duly proposed as a special resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least two working days prior to the date appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been received by the company at the office or the chairman of the meeting in his absolute discretion decides that it may be considered or voted upon. With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is put to the vote.

58.	Amendments Ruled Out of Order

If an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

Voting

59.	Votes of Members

Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, members shall be entitled to vote at a general meeting whether on a show of hands or on a poll as provided in the Companies Acts. For this purpose, where a proxy is given discretion as to how to vote on a show of hands, this shall be treated as an instruction by the relevant member to vote in the way in which the proxy elects to exercise that discretion.

60.	Method of Voting

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded. A poll may be demanded by:-

(A)	the chairman of the meeting; or

(B)	at least five persons present and entitled to vote on the resolution; or

(C)	any member or members present in person or by proxy and representing in the aggregate not less than one tenth of the total voting rights of all the members having the right to vote on the resolution; or

(D)	any member or members present in person or by proxy and holding shares conferring a right to vote on the resolution on which there have been paid up sums in the aggregate equal to not less than one tenth of the total sum paid up on all the shares conferring that right.

The chairman of the meeting can also demand a poll before a resolution is put to the vote on a show of hands. Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution on a show of hands has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

61.	Procedure if Poll Demanded

If a poll is properly demanded it shall be taken in such manner as the chairman of the meeting shall direct. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

62.	When Poll to be Taken

A poll demanded on the election of a chairman of the meeting, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not later than 30 days after the date of the demand) and at such time and place as the chairman of the meeting shall direct. It shall not be necessary (unless the chairman of the meeting otherwise directs) for notice to be given of a poll.

63.	Continuance of Other Business after Poll Demand

The demand for a poll (other than on the election of a chairman of the meeting or on a question of adjournment) shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman of the meeting at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.

64.	Votes of Joint Holders

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

65.	Voting on Behalf of Incapable Member

A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote at any general meeting of the company and may exercise any other right conferred by membership in relation to general meetings by or through any person authorised in such circumstances to do so on his behalf (and that person may vote by proxy), provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote or such other right has been received by the company not later than the last time at which appointments of proxy should have been received in order to be valid for use at that meeting or on the holding of that poll.

66.	No Right to Vote where Sums Overdue on Shares

No member shall, unless the board otherwise decides, be entitled in respect of any share held by him to attend or vote (either personally or by proxy) at any general meeting of the company or upon a poll or to exercise any other right conferred by membership in relation to general meetings or polls unless all calls or other sums presently payable by him in respect of that share have been paid.

67.	Objections or Errors in Voting

(A)	If:-

(i)	any objection shall be raised to the qualification of any voter, or

(ii)	any votes have been counted which ought not to have been counted or which might have been rejected, or

(iii)	any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting or poll on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting or poll at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

(B)	The company shall not be obliged to ascertain whether a proxy or representative of a corporation has voted in accordance with a member’s instructions and the failure of a proxy or representative so to do shall not vitiate the decision of the meeting or adjourned meeting or poll on any resolution.

Proxies

68.	Appointment of Proxies

The appointment of a proxy shall be in writing signed by the appointor or his duly authorised attorney or, if the appointor is a corporation, shall either be executed under its seal or signed by an officer, attorney or other person authorised to sign it. If a member appoints more than one proxy and the proxy forms appointing those proxies would give those proxies the apparent right to exercise votes on behalf of the member in a general meeting over more shares than are held by the member, then each of those proxy forms will be invalid and none of the proxies so appointed will be entitled to attend, speak or vote at the relevant general meeting.

69.	Receipt of Proxies

(A)	The appointment of a proxy must:-

(i)	in the case of an appointment made in hard copy form, be received at the office (or such other place in the United Kingdom as may be specified by the company for the receipt of appointments of proxy in hard copy form) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(ii)	in the case of an appointment made by electronic means, be received at the address specified by the company for the receipt of appointments of proxy by electronic means not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which such an appointment is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at such address or at the office (or such other place in the United Kingdom as may be specified by the company for the receipt of such documents) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote;

(iii)	in the case of a poll taken more than 48 hours after it was demanded, be received as aforesaid not less than 24 hours (or such shorter time as the board may determine) before the time appointed for the taking of the poll;

(iv)	in the case of a poll taken following the conclusion of a meeting or adjourned meeting but not more than 48 hours after it was demanded, be received as aforesaid before the end of the meeting at which it was demanded (or at such later time as the board may determine), and an appointment of a proxy which is not, or in respect of which the authority or copy thereof is not, received in a manner so permitted shall be invalid. When two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting or poll, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. The proceedings at a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is sent in electronic form as provided in these articles, but because of a technical problem it cannot be read by the recipient.

(B)	The board may at its discretion determine that in calculating the periods mentioned in this article no account shall be taken of any part of a day that is not a working day.

70.	Maximum Validity of Proxy

No appointment of a proxy shall be valid after 12 months have elapsed from the date of its receipt save that, unless the contrary is stated in it, an appointment of a proxy shall be valid for use at an adjourned meeting or a poll after a meeting or an adjourned meeting even after 12 months, if it was valid for the original meeting.

71.	Form of Proxy

The appointment of a proxy shall be in any usual form or in such other form as the board may approve. The appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to, or any other business which may properly come before, the meeting for which it is given as the proxy thinks fit. The appointment of a proxy shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

72.	Cancellation of Proxy’s Authority

A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice in writing of the determination was received by the company at the office (or such other place or address as was specified by the company for the receipt of appointments of proxy) not later than the last time at which an appointment of a proxy should have been received in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll taken.

Allotment and repurchase of shares

73.	Shareholder approvals

None of the actions listed below shall be taken by the company, except with the approval given in advance by shareholders by special resolution:

(A)	in one or a series of related transactions, issue any Securities, or grant any person rights to be issued any Securities, in each case representing 20 per cent. or more of the issued share capital of the company; or

(B)	repurchase, redeem or otherwise reorganise the company’s share capital, including by way of reduction of capital, buy-back or redemption of Securities, in one or a series of related transactions in each case in respect of 10 per cent. or more of the issued share capital of the company in each year.

Class Meetings

74.	Separate General Meetings

The provisions of these articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class. For this purpose, a general meeting at which no holder of a share other than an ordinary share may, in his capacity as a member, attend or vote shall also constitute a separate general meeting of the holders of the ordinary shares.

Appointment, Retirement and Removal of Directors

75.	Number of Directors

(A)	The directors (disregarding alternate directors) shall be not less than two nor more than seventeen in number.

(B)	The board shall at all times contain a majority of independent directors and a majority of directors who are non-US citizens and not resident in the US.

76.	Directors’ Shareholding Qualification

No shareholding qualification for directors shall be required.

77.	Power of Company to Appoint Directors

Subject to the provisions of these articles, the company may by ordinary resolution elect any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles.

78.	Appointment of Directors

(A)	Subject to the provisions of these articles, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles.

(B)	If Olive HoldCo’s equity proportion is:

(i)	25 per cent. or more, Olive HoldCo may nominate a maximum at any one time of five persons to be Olive HoldCo nominated directors;

(ii)	20 per cent. or more Olive HoldCo may nominate a maximum at any one time of four persons to be Olive HoldCo nominated directors;

(iii)	15 per cent. or more, Olive HoldCo may nominate a maximum at any one time of three persons to be Olive HoldCo nominated directors;

(iv)	10 per cent. or more, Olive HoldCo may nominate a maximum at any one time of two persons to be Olive HoldCo nominated directors; or

(v)	5 per cent. or more, Olive HoldCo may nominate one person to be an Olive HoldCo nominated director.

(C)	If Red’s equity proportion is:

(vi)	10 per cent. or more, Red may nominate a maximum at any one time of two persons to be Red nominated directors; or

(vii)	5 per cent. or more, Red may nominate one person to be a Red nominated director.

(D)	A Red nominated director or an Olive HoldCo nominated director, as the case may be, being entitled to be appointed in accordance with this article 78, shall be appointed as a director of the company by notice, given by Olive HoldCo or (as the case may be) Red, in writing sent to or received at the office or an address specified by the company for the purposes of communication by electronic means or tendered at a meeting of the board.

(E)	Subject to article 78(B) (in the case of Olive HoldCo) or article 78(C) (in the case of Red), if a nominated director ceases to be a director for any reason, Olive HoldCo or (as the case may be) Red, shall be entitled to nominate a replacement.

(F)	Upon an initial independent director or an independent director ceasing to hold office as a director, any proposed replacement must be nominated to the board for appointment by the Nomination Committee and will become a director if approved by the board

79.	Retirement and Re-election of Directors

(A)	At every annual general meeting all the directors other than the initial independent directors shall retire from office and may offer themselves for re-appointment by the members. This requirement does not apply to (i) the initial chairman in respect of the period of nine years after the effective date for so long as she holds the office of chairman in accordance with article 106(B) or (ii) the initial Chief Executive Officer of the company in respect of the 12 month period after the effective date and any extension to the term of the Chief Executive Officer in accordance with article 86(C).

(B)	Three of the initial independent directors (the identity of such three to be decided by the board) shall retire from office and may offer themselves for re-appointment at the annual general meeting of the company to be held in 2019. Any such independent director shall, if re-appointed at the annual general meeting in 2019, thereafter be subject to annual retirement in accordance with article 79(A).

(C)	A further three of the initial independent directors (the identity of such three to be decided by the board) but not being any independent directors who stood for re-election pursuant to article 79(B) shall retire from office and may offer themselves for re-appointment at the annual general meeting of the company to be held in 2020. Any such independent director shall, if re-appointed at the annual general meeting in 2020, thereafter be subject to annual retirement in accordance with article 79(A).

(D)	A further three of the initial independent directors (the identity of such three to be decided by the board) but not being any independent directors who stood for re-election pursuant to article 79(B) or 79(C) shall retire from office and may offer themselves for re-appointment at the annual general meeting of the company to be held in 2021. Any such independent director shall, if re-appointed at the annual general meeting in 2021, thereafter be subject to annual retirement in accordance with article 79(A).

(E)	There shall be no mandatory retirement age for any director.

80.	Filling Vacancies

Subject to the provisions of these articles, at the meeting at which a director retires the company can pass an ordinary resolution to re-appoint the director or to elect some other eligible person in his place.

81.	Power of Removal by Special Resolution

In addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place.

82.	Persons Eligible as Directors

A retiring director shall be eligible for re-election. No person other than a director retiring at the meeting shall be appointed or re-appointed a director at any general meeting unless:-

(A)	he has been nominated by either Red or Olive HoldCo in accordance with article 78; or

(B)	he is recommended by the board (having first, in the case of a person intended to be an independent director, been proposed by the Nomination Committee); or

(C)	not less than seven nor more than 42 days before the day appointed for the meeting, notice in writing by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for appointment or re-appointment together with confirmation in writing by that person of his willingness to be appointed or re-appointed.

83.	Position of Retiring Directors

A director who retires at an annual general meeting may, if willing to continue to act, be re-appointed. If he is re-appointed he is treated as continuing in office throughout. If he is not re-appointed, he shall retain office until the end of the meeting or (if earlier) when a resolution is passed to appoint someone in his place.

84.	Vacation of Office by Directors

Without prejudice to the provisions for retirement contained in these articles, the office of a director shall be vacated if:-

(A)	he resigns his office by notice in writing sent to or received at the office or at an address specified by the company for the purposes of communication by electronic means or tendered at a meeting of the board; or

(B)	by notice in writing sent to or received at the office or at an address specified by the company for the purposes of communication by electronic means or tendered at a meeting of the board, he offers to resign and the board resolves to accept such offer; or

(C)	he is, or becomes, ineligible to be (or is prohibited from being) a director under any applicable law or any provision of these articles or has been determined by a court of competent jurisdiction to have acted in material breach of laws or regulations or to have committed any serious criminal offence or material breach of any fiduciary duty or any other duty in relation to the company or the group; or

(D)	the board determines that he has committed gross misconduct in carrying out his or her functions or duties as a director or for other similar just cause; or

(E)	the board determines that he has acted in breach of the company’s or the group’s anti-corruption or sanctions policies, share dealing policies or otherwise has acted in a manner which might reasonably be expected to bring the company or the group into disrepute and has failed to remedy such breach, where capable of remedy, within five days of having been given notice by the company requiring him to do so; or

(F)	being a nominated director, he is identified in a notice given (or deemed to have been given to the company) in writing by Olive HoldCo or (as the case may be) Red for the purposes of this article 84 and sent to or received at the office or at an address specified by the company for the purposes of communication by electronic means or tendered at a meeting of the board; or

(G)	being an independent director he can no longer be considered to meet the criteria required for him to be independent, in the reasonable opinion of the Nomination Committee, as notified in writing to the board; or

(H)	being an independent director, the board determines that he holds any operating responsibilities in the non-alcoholic ready-to-drink beverage bottling business in any territory which the company or the group operates from time to time.

If the office of a director is vacated for any reason, he shall cease to be a member of any committee or sub-committee of the board and the company shall procure, to the extent lawfully possible, his prompt removal from any board of directors of any member of the group.

85.	Executive Directors

Subject and without prejudice to article 86, the board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office with the company for such period and upon such other terms as the board or any committee authorised by the board may in its discretion decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the company or the company may have against the director for any breach of any contract of service between him and the company which may be involved in the revocation or termination. A director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of his remuneration as a director.

86.	Chief Executive Officer

(A)	Subject to articles 86(B)—(E) and following a nomination by the Nomination Committee, the board may appoint and, subject to applicable law, remove and replace the Chief Executive Officer of the company who will report to the board and who shall serve as a director of the board for so long as he or she is Chief Executive Officer.

(B)	The initial Chief Executive Officer shall, subject to articles 86(C) and (D), be appointed for a term of one year from the effective date.

(C)	The board may approve the extension of the initial 12-month term of office for the initial Chief Executive Officer for three months beginning from the end of the initial 12-month term.

(D)	Any other extension of the term of the initial Chief Executive Officer shall be subject to the approval of the board including:

(i)	if Olive HoldCo’s equity proportion is at least 15 per cent., at least one Olive HoldCo nominated director; and

(ii)	if Red’s equity proportion is at least 10 per cent., at least one Red nominated director.

(E)	Upon the initial Chief Executive Officer ceasing to hold office, the appointment of any subsequent Chief Executive Officer and any extension of their term of office shall be subject to the approval of the board including:

(i)	if Olive HoldCo’s equity proportion is at least 15 per cent., at least one Olive HoldCo nominated director; and

(ii)	if Red’s equity proportion is at least 10 per cent., at least one Red nominated director.

(F)	The board may remove the Chief Executive Officer at any time.

87.	Alternate Directors

(A)	A director who is suffering a bona fide incapacity (which prevents that person from actively participating in a meeting whether in person or otherwise) may appoint another director or any other person who is willing to act as his alternate for so long as he is so incapacitated. The appointment as an alternate director of any person who is not himself a director shall be subject to the approval of a majority of the directors or a resolution of the board.

(B)	An alternate director shall be entitled to receive notice of all board meetings and of all meetings of committees of which the director appointing him is a member, to attend and vote at any such meeting at which the director appointing him is not personally present and at the meeting to exercise and discharge all the functions, powers and duties of his appointor as a director and for the purposes of the proceedings at the meeting these articles shall apply as if he were a director.

(C)	Every person acting as an alternate director shall (except as regards the power to appoint an alternate and remuneration) be subject in all respects to these articles relating to directors and shall alone be responsible to the company for his acts and defaults and shall not be deemed to be the agent of the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the company to the same extent as if he were a director but shall not be entitled to receive from the company any fee in his capacity as an alternate director.

(D)	Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director, but he shall count as only one for the purpose of determining whether a quorum is present.

(E)	Any person appointed as an alternate director shall vacate his office as alternate director if (i) the director by whom he has been appointed vacates his office as director (otherwise than by retirement at a general meeting of the company at which he is re-appointed) or removes him by notice to the company or on the happening of any event which, if he is or were a director, causes or would cause him to vacate that office or (ii) the director who appointed him ceases to be incapacitated as contemplated by paragraph (A) above.

(F)	Every appointment or removal of an alternate director shall be made by notice and shall be effective (subject to paragraph (A) above) on receipt by the secretary of the notice.

Fees, Remuneration, Expenses and Pensions

88.	Directors’ Fees

Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these articles) shall not exceed [£          ] per annum or such higher amount as may from time to time be decided by ordinary resolution of the company.

89.	Additional Remuneration

Any director who performs services which in the opinion of the board or any committee authorised by the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other article.

90.	Expenses

Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings of the company or any other meeting which as a director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the company’s business or in the discharge of his duties as a director. The company may also fund a director’s or former director’s expenditure and that of a director or former director of any holding company of the company for the purposes permitted under the Companies Acts and may do anything to enable a director or former director or a director or former director of any holding company of the company to avoid incurring such expenditure as provided in the Companies Acts.

91.	Pensions and Gratuities for Directors

The board or any committee authorised by the board may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, or dependants of, or persons connected to, any director or former director provided that no benefits (except such as may be provided for by any other article) may be granted to or in respect of a director or former director who has not been employed by, or held an executive office or place of profit under, the company or any body corporate which is or has been its subsidiary undertaking or any predecessor in business of the company or any such body corporate without the approval of an ordinary resolution of the company. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

Directors’ Interests

92.	Conflicts of Interest Requiring Board Authorisation

(A)	The board may, subject to the quorum and voting requirements set out in this article, authorise any matter which would otherwise involve a director breaching his duty under the Companies Acts to avoid conflicts of interest (“Conflict”).

(B)	A director seeking authorisation in respect of a Conflict shall declare to the board the nature and extent of his interest in a Conflict as soon as is reasonably practicable. The director shall provide the board with such details of the relevant matter as are necessary for the board to decide how to address the Conflict together with such additional information as may be requested by the board.

(C)	Any director (including the relevant director) may propose that the relevant director be authorised in relation to any matter the subject of a Conflict. Such proposal and any authority given by the board shall be effected in the same way that any other matter may be proposed to and resolved upon by the board under the provisions of these articles save that:

(i)	the relevant director and any other director with a similar interest shall not count towards the quorum nor vote on any resolution giving such authority; and

(ii)	the relevant director and any other director with a similar interest may, if the other members of the board so decide, be excluded from any board meeting while the Conflict is under consideration.

(D)	Where the board gives authority in relation to a Conflict, or where any of the situations described in article 93(B) apply in relation to a director (“Relevant Situation”):

(i)	the board may (whether at the relevant time or subsequently) (a) require that the relevant director is excluded from the receipt of information, the participation in discussion and/or the making of decisions (whether at meetings of the board or otherwise) related to the Conflict or Relevant Situation; and (b) impose upon the relevant director such other terms for the purpose of dealing with the Conflict or Relevant Situation as it may determine;

(ii)	the relevant director will be obliged to conduct himself in accordance with any terms imposed by the board in relation to the Conflict or Relevant Situation;

(iii)	the board may provide that where the relevant director obtains (otherwise than through his position as a director of the company) information that is confidential to a third party, the director will not be obliged to disclose that information to the company, or to use or apply the information in relation to the company’s affairs, where to do so would amount to a breach of that confidence;

(iv)	the terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded); and

(v)	the board may revoke or vary such authority at any time but this will not affect anything done by the relevant director prior to such revocation or variation in accordance with the terms of such authority.

93.	Other Conflicts of Interest

(A)	If a director is in any way directly or indirectly interested in a proposed contract with the company or a contract that has been entered into by the company, he must declare the nature and extent of that interest to the directors in accordance with the Companies Acts.

(B)	Provided he has declared his interest in accordance with paragraph (A), a director may:

(i)	be party to, or otherwise interested in, any contract with the company or in which the company has a direct or indirect interest;

(ii)	hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period and upon such terms, including as to remuneration, as the board may decide;

(iii)	act by himself or through a firm with which he is associated in a professional capacity for the company or any other company in which the company may be interested (otherwise than as auditor);

(iv)	be or become a director or other officer of, or employed by or a party to a transaction or arrangement with, or otherwise be interested in any holding company or subsidiary company of the company or any other company in which the company may be interested; and

(v)	be or become a director of any other company in which the company does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a director of that other company.

94.	Benefits

A director shall not, by reason of his office or of the fiduciary relationship thereby established, be liable to account to the company or the members for any remuneration, profit or other benefit realised by reason of his having any type of interest authorised under article 92(A) or permitted under article 93(B) and no contract shall be liable to be avoided on the grounds of a director having any type of interest authorised under article 92(A) or permitted under article 93(B).

95.	Quorum and Voting Requirements

(A)	A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested.

(B)

Where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum has a Relevant Interest in it.

(C)	A director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from one or more of the following matters:-

(i)	the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the company or any of its subsidiary undertakings;

(ii)	the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii)	the giving to him of any other indemnity where all other directors are also being offered indemnities on substantially the same terms;

(iv)	the funding by the company of his expenditure on defending proceedings or the doing by the company of anything to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements;

(v)	where the company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

(vi)	any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company;

(vii)	any contract concerning any other company (not being a company in which the director has a Relevant Interest) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(viii)	any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees’ share scheme which relates both to directors and employees of the company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(ix)	any contract for the benefit of employees of the company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(x)	any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

(D)

A company shall be deemed to be one in which a director has a Relevant Interest if and so long as (but only if and so long as) he is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company. In relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(E)	Where a company in which a director has a Relevant Interest is interested in a contract, he also shall be deemed interested in that contract.

(F)	If any question shall arise at any meeting of the board as to the interest of a director (other than the chairman of the meeting) in a contract and whether it is likely to give rise to a conflict of interest or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of the director’s interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman of the meeting shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the board.

(G)	Subject to these articles, the board may cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. Subject to these articles, a director may also vote on and be counted in the quorum in relation to any of such matters.

96.	General

(A)	References in articles 92 to 95 and in this article to

(i)	a contract include references to any proposed contract and to any transaction or arrangement or proposed transaction or arrangement whether or not constituting a contract; and

(ii)	a conflict of interest include a conflict of interest and duty and a conflict of duties.

(B)	The company may by ordinary resolution suspend or relax the provisions of articles 92 to 95 to any extent or ratify any contract not properly authorised by reason of a contravention of any of the provisions of articles 92 to 95.

Powers and Duties of the Board

97.	General Powers of Company Vested in Board

(A)	Subject to these articles and to any directions given by the company in general meeting by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company whether relating to the management of the business of the company or not. No alteration of these articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this article shall not be limited by any special power given to the board by any other article.

(B)	Notwithstanding any other article, the company shall not and shall procure that no member of the group shall take any action or pass any resolution in relation to any matter in relation to which the approval of Olive HoldCo and/or Red or an Olive HoldCo nominated director and/or a Red nominated director is required, in each case without the prior approval of the board, including approval by (1) if Olive HoldCo’s equity proportion is at least 15 per cent., one Olive HoldCo nominated director; and (2) if Red’s equity proportion is at least 10 per cent., one Red nominated director.

98.	Agents

(A)	The board can appoint anyone as the company’s attorney by granting a power of attorney or by authorising them in some other way. Attorneys can either be appointed directly by the board or the board can give someone else the power to select attorneys. The board or the persons who are authorised by it to select attorneys can decide on the purposes, powers, authorities and discretions of attorneys. But they cannot give an attorney any power, authority or discretion which the board does not have under these articles.

(B)	The board can decide how long a power of attorney will last for and attach any conditions to it. The power of attorney can include any provisions which the board decides on for the protection and convenience of anybody dealing with the attorney. The power of attorney can allow the attorney to grant any or all of his power, authority or discretion to any other person.

(C)	The board can:-

(i)	delegate any of its authority, powers or discretions to any manager or agent of the company;

(ii)	allow managers or agents to delegate to another person;

(iii)	remove any people it has appointed in any of these ways; and

(iv)	cancel or change anything that it has delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or change.

Any appointment or delegation by the board which is referred to in this article can be on any conditions decided on by the board.

(D)	The ability of the board to delegate under this article applies to all its powers and is not limited because certain articles refer to powers being exercised by the board or by a committee authorised by the board while other articles do not.

(E)	This article 98 is subject to the restrictions set out in article 109(A).

99.	Delegation to Individual Directors

The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

100.	Registers

The company may keep an overseas or local or other register in any place and the board may make and vary such regulations as it may think fit respecting the keeping of the register.

101.	Provision for Employees

The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

Proceedings of the Board

102.	Board Meetings

A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting, provided that the board shall meet a maximum of six times per calendar year for scheduled routine meetings but shall meet additionally for the despatch of extraordinary business as necessary for the fulfilment by the directors of their duties. The board shall decide where board meetings take place. The chairman shall chair all meetings of the board at which s/he is present.

103.	Notice of Board Meetings

Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or sent in writing to him at his last known address or any other address given by him to the company for this purpose. A director may waive his entitlement to notice of any meeting either prospectively or retrospectively and any retrospective waiver shall not affect the validity of the meeting or of any business conducted at the meeting. A board meeting shall be properly convened on notice properly given no fewer than 21 days before the date of the meeting or such shorter period as shall be consented to by a majority of the board (including if Olive HoldCo’s equity proportion is at least 15 per cent., one Olive HoldCo nominated director and, if Red’s equity proportion is at least 10 per cent., one Red nominated director) or as shall be reasonably necessary for the discharge by the directors of their duties in an emergency.

104.	Quorum

(A)	The quorum for a meeting of the directors is:

(i)	a sufficient number of independent directors currently serving as directors to constitute a majority of the directors present at the meeting;

(ii)	if Olive HoldCo’s equity proportion is 15 per cent. or more, at least one Olive HoldCo nominated director; and

(iii)	if Red’s equity proportion is 10 per cent. or more, at least one Red nominated director.

(B)	If a quorum is not present at a board meeting within 60 minutes of the time appointed for the start of the meeting, the meeting will be adjourned to the same time and place on the next working day in the United Kingdom. Notice of any such adjourned meeting shall be given to all directors. The quorum for any such reconvened meeting shall be a majority of the directors.

(C)	Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects and if otherwise a quorum of directors would not be present.

105.	Directors below Minimum through Vacancies

The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number. If the number of directors is reduced below the minimum number fixed by or in accordance with these articles or is below the number fixed by or in accordance with these articles as the quorum or there is only one continuing director, the continuing directors or director may fill vacancies and summon general meetings for the purpose of appointing further directors. If there are no directors or director able or willing to act, then any two members (excluding any member holding shares as treasury shares) may summon a general meeting for the purpose of appointing directors.

106.	Appointment of Chairman

(A)	If Olive HoldCo’s equity proportion is less than 25 per cent., the board, following nomination of a candidate by the Nomination Committee, may approve the appointment of such nominee to be the chairman of the board for a three year term, such approval to include the approval by (1) a simple majority of independent directors present and eligible to vote on the decision, (2) if Olive HoldCo’s equity proportion is at least 15 per cent., one Olive HoldCo nominated director; and (3) if Red’s equity proportion is at least 10 per cent., one Red nominated director, and may at any time remove him from that office.

(B)	If the initial chairman is a director:

(i)	she shall serve as chairman of the board until the annual general meeting of the company in 2019; and

(ii)	following such term, she shall continue to serve as chairman of the board for up to two further three-year terms if the directors (other than directors nominated by Olive HoldCo) have not unanimously resolved otherwise and (1) at the end of either her initial term or (as the case may be) second term of office, Olive HoldCo’s equity proportion is at least 25 per cent. or (2) she has been elected as chairman in accordance with article 106(A)

(C)	If Olive Holdco’s equity proportion is at least 25 per cent.:

(i)	Olive HoldCo shall have the right to nominate an Olive HoldCo nominated director to act as chairman of the board for a three-year term. Any such nominee must, if Red’s equity proportion is at least 10 per cent., include the approval of at least one Red nominated director;

(ii)	if any such nominee is not so approved, Olive HoldCo shall have the right to nominate an alternative Olive HoldCo nominated director as chairman of the board for a three-year term. Any such nominee must, if Red’s equity proportion is at least 10 per cent., include the approval of at least one Red nominated director; and

(iii)	if such alternative candidate is not so approved, the Nomination Committee shall nominate a candidate to the board for appointment as chairman of the board for a three-year term. Any proposed nominee of the Nomination Committee must be approved by the board including approval by (1) if Olive HoldCo’s equity proportion is at least 15 per cent., one Olive HoldCo nominated director; (2) if Red’s equity proportion is at least 10 per cent., one Red nominated director; and (3) a simple majority of all independent directors present and eligible to vote on the decision.

(D)	The term of any such chairman appointed in accordance with article 106(A) or 106(C) may be extended for further periods of three years with the approval of the board including:

(a)	a sufficient number of independent directors currently serving as directors to constitute a majority of the directors present at the meeting;

(b)	if Olive HoldCo’s equity proportion is 15 per cent. or more, at least one Olive HoldCo nominated director; and

(c)	if Red’s equity proportion is 10 per cent. or more, at least one Red nominated director.

(E)	If a chairman of the board nominated by Olive HoldCo in accordance with article 106(C)(i) or (ii) is a director, that person may only be removed as chairman of the board prior to the end of his or her three year term by the unanimous approval of the board (for these purposes, such approval shall not require the approval of the Olive HoldCo nominated directors).

(F)	A chairman of the board who is appointed in accordance with article 106(A) or article 106(C)(iii)may at any time be removed from that office by the board.

(G)	The chairman of the board shall act as chairman at every meeting of the board. But if no chairman of the board is appointed, or if at any meeting the chairman is not present within thirty minutes after the time appointed for holding the meeting, if Olive HoldCo’s equity proportion is at least 25 per cent., Olive HoldCo may choose another Olive HoldCo nominated director to be chairman of the meeting and at all other times the directors present may choose one of their number to be chairman of the meeting.

107.	Competence of Meetings

A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the board.

108.	Voting

Questions arising at any meeting shall be determined by a majority of votes cast. Each director is entitled to one vote on a board resolution. In the case of an equality of votes, the chairman will not have a second or casting vote.

109.	Delegation to Committees

(A)	Notwithstanding any other article, the board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit, provided that the majority of persons on any committee or sub-committee must be directors and provided that the board may not delegate any of its powers, authorities or discretions which would have the effect of giving the committee the power to take any action which abrogates or has the effect of abrogating the authority of the board to make any decision affecting the company, without the consent of (1) if Olive HoldCo’s equity proportion is at least 15 per cent., one Olive HoldCo nominated director and (2) if Red’s equity proportion is at least 10 per cent, one Red nominated director. References in these articles to committees include sub-committees permitted under this article.

(B)	From the effective date, there shall be:

(i)	an Audit Committee consisting of independent directors;

(ii)	a Nomination Committee consisting of a majority of independent directors and (1) if Olive HoldCo’s equity proportion is at least 15 per cent., one Olive HoldCo nominated director; and (2) if Red’s equity proportion is at least 10 per cent., one Red nominated director;

(iii)	a Remuneration Committee consisting of a majority of independent directors and (1) if Olive HoldCo’s equity proportion is at least 15 per cent., one Olive HoldCo nominated director; and (2) if Red’s equity proportion is at least 10 per cent., one Red nominated director; and

(iv)	an Affiliated Transaction Committee consisting of a majority of independent directors and if Olive HoldCo’s equity proportion is at least 15 per cent., one Olive HoldCo nominated director. No Red nominated director may be a member of the Affiliated Transaction Committee.

(C)	The board shall constitute a Corporate Social Responsibility Committee consisting of a majority of independent directors and (1) if Olive HoldCo’s equity proportion is at least 15 per cent., one Olive HoldCo nominated director; and (2) if Red’s equity proportion is at least 10 per cent., one Red nominated director.

(D)	Subject to articles 109(A), and 109(G), any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the board and subject to this shall be governed by such of these articles as regulate the proceedings of the board as are capable of applying.

(E)	The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

(F)	Any director shall be entitled to attend a meeting of a board committee as an observer subject to the following:

(i)	a director must provide prior written notice to the company of its intention to observe such meeting;

(ii)	a director who is interested in the business to be conducted at the relevant meeting shall not be entitled to attend such meeting insofar as it concerns such business; and

(iii)	a director who gives notice pursuant to article 109(F)(i) and who is not precluded by article 109(F)(ii) from attending the relevant meeting, will be given, and is entitled to access to, the same documents and information as a member of the relevant committee of the board and is entitled to receive notice of and attend and speak at, but not to vote at, meetings of the relevant committee.

(G)	Committees of the board are formed to provide recommendations to the board on certain matters. Other than with regard to certain specified actions for the Audit Committee which are contained in its Terms of Reference, no committee of the Board shall be entitled to take any action on behalf of the board save as set out in the relevant committee’s Terms of Reference.

110.	Participation in Meetings

The board may conduct meetings by telephone or by any other means which will enable each director (a) to hear (or otherwise receive real-time communications made by) each of the other directors participating in the meeting and (b) to address (or otherwise communicate in real time with) all of the other directors participating in the meeting simultaneously, even if all the directors are not physically present in the same place. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote and be counted in a quorum accordingly. If a technological link fails, the board meeting will be adjourned until the failure is rectified but, notwithstanding any other provision in these articles, the quorum for any such adjourned meeting shall be the quorum necessary for the initial board meeting.

111.	Resolution in Writing

A resolution in writing signed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board and who would be entitled to vote on the resolution at a meeting of the board (if that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the board properly called and constituted. The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors concerned.

112.	Validity of Acts of Board or Committee

All acts done by the board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified from holding office or had vacated office or were not entitled to vote, be as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee and had been entitled to vote.

Seals

113.	Use of Seals

The board shall provide for the custody of every seal of the company. A seal shall only be used by the authority of the board or of a committee of the board authorised by the board in that behalf. Subject as otherwise provided in these articles, and to any resolution of the board or committee of the board dispensing with the requirement for any counter-signature on any occasion, any instrument to which the common seal is applied shall be signed by at least one director and the secretary, or by at least two directors or by one director in the presence of a witness who attests the signature or by such other person or persons as the board may approve. Any instrument to which an official seal is applied need not, unless the board otherwise decides or the law otherwise requires, be signed by any person.

Dividends and Other Payments

114.	Declaration of Dividends by Company

The company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

115.	Payment of Interim and Fixed Dividends by Board

The board may pay such interim dividends as appear to the board to be justified by the financial position of the company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the company, in the opinion of the board, justifies its payment. If the board acts in good faith, it shall not incur any liability to the holders of any shares for any loss they may suffer in consequence of the payment of an interim or fixed dividend on any other class of shares ranking pari passu with or after those shares.

116.	Calculation and Currency of Dividends

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(A)	all dividends shall be declared and paid according to the amounts paid up on the share in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(B)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid; and

(C)	dividends may be declared or paid in any currency.

The board may decide the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

117.	Amounts Due on Shares may be Deducted from Dividends

The board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company. Sums so deducted can be used to pay amounts owing to the company in respect of the shares.

118.	No Interest on Dividends

Subject to the rights attaching to, or the terms of issue of, any shares, no dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company.

119.	Payment Procedure

(A)	Any dividend or other sum payable in cash by the company in respect of a share may be paid by any bank or other funds transfer or payment system or by such other means including, in respect of uncertificated shares, by means of the facilities and requirements of a relevant system, as the holder (or joint holders) may in writing direct and the company may agree. Such payment may be made to or through such person as the holder (or joint holders) may direct in writing. The company shall have no responsibility for any sums lost or delayed in the course of payment by any such system or other means or where it has acted on any such directions and the making of payment by any such system or other means shall constitute a good discharge to the company.

(B)	In addition, any dividend or other sum may be paid by cheque, warrant or similar financial instrument sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder (or joint holders) may in writing direct. Every cheque, warrant or similar financial instrument shall, unless the holder (or joint holders) otherwise directs, be made payable to the holder or, in the case of joint holders, to the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque, warrant or similar financial instrument by the financial institution on which it is drawn shall constitute a good discharge to the company.

(C)	In respect of the payment of any dividend or other sum, the board may decide, and notify the holder (or joint holders), that:

(i)	one or more of the means of payment described in paragraphs (A) and (B) above will be used for payment and, where more than one means will be used, a holder (or joint holders) may elect to receive the payment by one of the means so notified in the manner prescribed by the board;

(ii)	one or more such means will be used for the payment unless a holder (or joint holders) elects for another means of payment in the manner prescribed by the board; or

(iii)	one or more of such means will be used for the payment and that holders will not be able to elect to receive the payment by any other means.

The board may for this purpose decide that different methods of payment may apply to different holders or groups thereof.

(D)	If:

(i)	a holder (or joint holders) does not specify an address, or does not specify an account of a type prescribed by the board, or does not specify other details, and in each case that information is necessary in order to make a payment of a dividend or other sum by the means by which in accordance with this article the board has decided that a payment is to be made, or by which the holder (or joint holders) has validly elected to receive payment; or

(ii)	payment cannot be made by the company using the details provided by the holder (or joint holders),

the dividend or other sum shall be treated as unclaimed for the purposes of these articles.

(E)	Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares held by them.

(F)	Where a person is entitled by transmission to a share, any dividend or other sum payable by the company in respect of the share may be paid as if he were a holder of the share and his address noted in the register were his registered address and where two or more persons are so entitled, any one of them may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares.

120.	Uncashed Dividends

The company may cease to send any cheque, warrant or similar financial instrument through the post or to employ any other means of payment, including payment by means of a relevant system, for any dividend payable on any shares in the company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques, warrants or similar financial instruments have been returned undelivered or remain uncashed during or at the end of the period for which the same are valid or that means of payment has failed. In addition, the company may cease to send any cheque, warrant or similar financial instrument through the post or may cease to employ any other means of payment if, in respect of one dividend payable on those shares, the cheque, warrant or similar financial instrument has been returned undelivered or remains uncashed during or at the end of the period for which the same is valid or that means of payment has failed and reasonable enquiries have failed to establish any new postal address or account of the holder. Subject to the provisions of these articles, the company must recommence sending cheques, warrants or similar financial instruments or employing such other means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing.

121.	Forfeiture of Unclaimed Dividends

All dividends or other sums payable on or in respect of any shares which remain unclaimed may be invested or otherwise made use of by the board for the benefit of the company until claimed. Any dividend or other sum unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and shall revert to the company unless the board decides otherwise and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the company a trustee in respect of it.

122.	Dividends Not in Cash

Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct, and the board may in relation to any interim dividend direct, that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets or any part thereof to be distributed and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board.

123.	Scrip Dividends

The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares (excluding any member holding shares as treasury shares) the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:-

(A)	an ordinary resolution may specify some or all of a particular dividend (whether or not already declared) or may specify some or all of any dividends declared or paid within a specified period, but such period may not end later than the third anniversary of the date of the meeting at which the ordinary resolution is passed;

(B)	the entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo. For this purpose “relevant value” shall be calculated by reference to the average of the middle market quotations for the company’s ordinary shares on the London Stock Exchange as derived from the Daily Official List (or any other publication of a recognised investment exchange showing quotations for the company’s ordinary shares) on such five consecutive dealing days as the board shall determine provided that the first of such days shall be on or after the day on which the ordinary shares are first quoted “ex” the relevant dividend or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the auditors may rely on advice or information from brokers or other sources of information as they think fit;

(C)	no fraction of any ordinary share shall be allotted. The board may make such provisions as it thinks fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the company and/or under which fractional entitlements are accrued and/or retained without interest and in each case accumulated on behalf of any holder of ordinary shares and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such holder of fully paid ordinary shares and/or provisions whereby cash payments may be made to such holders in respect of their fractional entitlements;

(D)	the board, if it intends to offer an election in respect of any dividend, shall give notice to the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed which, for the avoidance of doubt, may include an election by means of a relevant system and the place at which, and the latest time by which, elections must be lodged in order for elections to be effective; no such notice need be given to holders of ordinary shares who have previously given election mandates in accordance with this article and whose mandates have not been revoked; the accidental omission to send or supply notice of any right of election to, or the non receipt (even if the company becomes aware of such failure to send or supply or non-receipt) of any such notice by, any holder of ordinary shares entitled to the same shall neither invalidate any offer of an election nor give rise to any claim, suit or action;

(E)	the board shall not proceed with any election unless the company has sufficient reserves or funds that may be capitalised, and the board has authority to allot sufficient shares, to give effect to it after the basis of allotment is determined;

(F)	the board may exclude from any offer or make other arrangement in relation to any holders of ordinary shares where the board believes that such exclusion or arrangement is necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or the board believes that for any other reason the offer should not be made to them;

(G)	the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made (for the purposes of this article “the elected ordinary shares”) and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the board shall capitalise, out of any amount standing to the credit of any reserve or fund (including retained earnings) at the relevant time whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis. The board may do all acts and things considered necessary or expedient to give effect to any such capitalisation;

(H)	the additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend;

(I)	unless the board otherwise determines, or unless the uncertificated securities rules otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected ordinary shares shall be in uncertificated form (in respect of the member’s elected ordinary shares which were in uncertificated form on the date of the member’s election) and in certificated form (in respect of the member’s elected ordinary shares which were in certificated form on the date of the member’s election);

(J)	the board may also from time to time establish or vary a procedure for election mandates, which, for the avoidance of doubt, may include an election by means of a relevant system, under which a holder of ordinary shares may elect in respect of future rights of election offered to that holder under this article until the election mandate is revoked or deemed to be revoked in accordance with the procedure;

(K)	the board may decide how any costs relating to making new shares available in place of a cash dividend will be met, including deciding to deduct an amount from the entitlement of a shareholder under this article; and

(L)	at any time before new ordinary shares are allotted instead of cash in respect of any part of a dividend, the board may determine that such new ordinary shares will not be allotted. Any such determination may be made before or after any election has been made by holders of ordinary shares in respect of the relevant dividend.

Capitalisation of Reserves

124.	Power to Capitalise Reserves and Funds

(A)	The company may, upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount standing to the credit of any reserve or fund (including retained earnings) at the relevant time, whether or not the same is available for distribution, and accordingly that the amount to be capitalised be set free for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions on the footing that it is applied either in or towards paying up the amounts unpaid at the relevant time on any shares in the company held by those members respectively or in paying up in full shares, debentures or other obligations of the company to be allotted and distributed credited as fully paid up among those members or such of the members as may be referred to in such proposed resolution, or partly in one way and partly in the other;

(B)

The company may, upon the recommendation of the board and to the extent necessary to enable the company to comply with its obligations, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount standing to the credit of any reserve or fund (including retained earnings), whether or not the same is available for distribution, and accordingly that the amount to be capitalised be set free for distribution to such members and in such proportions as is necessary to comply with the company’s obligations, on the footing that it is applied in paying up in full shares of the company to be allotted and distributed credited as fully paid up among such members and in such proportions as is necessary to comply with the company’s obligations; and

(C)	For the purposes of this article: (i) a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full shares of the company that are to be allotted and distributed as fully paid up; and (ii) where the amount capitalised is applied in paying up in full shares that are to be allotted and distributed as fully paid up, the company will also (if the resolution so specifies) be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly. The board may authorise any person to enter into an agreement with the company on behalf of the persons entitled to participate in the distribution and the agreement shall be binding on those persons.

125.	Settlement of Difficulties in Distribution

Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board.

Record Dates

126.	Power to Choose Any Record Date

Notwithstanding any other provision of these articles, the company or the board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made. The power to fix any such record date shall include the power to fix a time on the chosen date.

Records and Summary Financial Statements

127.	Inspection of Records

No member in his capacity as such shall have any right of inspecting any accounting record or book or document of the company except as conferred by law, ordered by a court of competent jurisdiction or authorised by the board or by ordinary resolution of the company.

128.	Strategic Reports with Supplementary Material

The company may send or supply copies of its strategic reports with supplementary material to members of the company instead of copies of its full accounts and reports.

Service of Notices, Documents and Other Information

129.	Method of Service

(A)	Any notice, document (including a share certificate) or other information may be served on or sent or supplied to any member by the company:-

(i)	personally;

(ii)	by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member;

(iii)	by means of a relevant system;

(iv)	where appropriate, by sending or supplying it in electronic form to an address notified by the member to the company for that purpose;

(v)	where appropriate, by making it available on a website and notifying the member of its availability in accordance with this article; or

(vi)	by any other means authorised in writing by the member.

In the case of joint holders of a share, service, sending or supply of any notice, document or other information on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or supplying to all the joint holders.

(B)	In the case of joint holders of a share, anything to be agreed or specified in relation to any notice, document or other information to be served on or sent or supplied to them may be agreed or specified by any one of the joint holders and the agreement or specification of the senior shall be accepted to the exclusion of that of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

(C)	If on three consecutive occasions any notice, document or other information served on or sent or supplied to a member has been returned undelivered, such member shall not thereafter be entitled to receive notices, documents or other information from the company until he shall have communicated with the company and supplied to the company (or its agent) a new registered address, or a postal address for the service of notices and the despatch or supply of documents and other information, or shall have informed the company of an address for the service of notices and the despatch or supply of documents and other information in electronic form. For these purposes, any notice, document or other information sent by post shall be treated as returned undelivered if the notice, document or other information is served, sent or supplied back to the company (or its agents) and a notice, document or other information served, sent or supplied in electronic form shall be treated as returned undelivered if the company (or its agents) receives notification that the notice, document or other information was not delivered to the address to which it was sent.

(D)	The company may at any time and in its sole discretion choose (a) to serve, send or supply notices, documents or other information in hard copy form alone to some or all members and (b) not to serve, send or supply a notice, document or other information to a particular member where it considers this necessary or appropriate to deal with legal, regulatory or practical problems in, or under the laws of, any territory.

130.	Record Date for Service

Any notice, document or other information may be served, sent or supplied by the company by reference to the register as it stands at any time not more than 15 days before the date of service, sending or supply. No change in the register after that time shall invalidate that service, sending or supply. Where any notice, document or other information is served on or sent or supplied to any person in respect of a share in accordance with these articles, no person deriving any title or interest in that share shall be entitled to any further service, sending or supply of that notice, document or other information.

131.	Members on Branch Registers

For a member registered on a branch register, notices, documents or other information can be posted or despatched in the United Kingdom or in the country where the branch register is kept.

132.	Service of Notice on Person Entitled by Transmission

(A)	A person who is entitled by transmission to a share, upon supplying the company with a postal address for the service of notices and the despatch or supply of documents and other information and/or an address for the purposes of communications by electronic means shall be entitled to have served upon or sent or supplied to him at such address any notice, document or other information to which he would have been entitled if he were the holder of that share or, where applicable, to be notified at that address of the availability of the notice, document or other information on a website.

(B)	In either case, such service, sending or supply shall for all purposes be deemed a sufficient service, sending or supply of such notice, document or other information on all persons interested (whether jointly with or as claimants through or under him) in the share.

(C)	Otherwise, any notice, document or other information served on or sent or supplied to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the company has notice of the death, bankruptcy or other event, be deemed to have been properly served, sent or supplied in respect of any share registered in the name of that member as sole or joint holder.

(D)	The company may at any time and in its sole discretion choose to serve, send or supply notices, documents or other information in hard copy form alone to some or all persons who are entitled to a member’s shares by transmission and may also in its sole discretion, where it considers necessary or appropriate to deal with legal, regulatory or practical problems in, or under the laws of, any territory, determine not to serve, send or supply a particular notice, document or other information to any particular such person.

133.	Deemed Delivery

(A)	Any notice, document or other information, if served, sent or supplied by the company by post, shall be deemed to have been received on the day following that on which it was posted if first class post was used or 48 hours after it was posted if first class post was not used and, in proving that a notice, document or other information was served, sent or supplied, it shall be sufficient to prove that the notice, document or other information was properly addressed, prepaid and put in the post.

(B)	Any notice, document or other information not served, sent or supplied by post but left by the company at a registered address or at an address (other than an address for the purposes of communications by electronic means) notified to the company in accordance with these articles by a person who is entitled by transmission to a share shall be deemed to have been received on the day it was so left.

(C)	Any notice, document or other information served, sent or supplied by the company by means of a relevant system shall be deemed to have been received when the company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice, document or other information.

(D)	Any notice, document or other information served, sent or supplied by the company using electronic means shall be deemed to have been received on the day on which it was sent notwithstanding that the company subsequently sends a hard copy of such notice, document or information by post. Any notice, document or other information made available on a website shall be deemed to have been received on the day on which the notice, document or other information was first made available on the website or, if later, when a notice of availability is received or deemed to have been received pursuant to this article. In proving that a notice, document or other information served, sent or supplied by electronic means was served, sent or supplied, it shall be sufficient to prove that it was properly addressed.

(E)	Any notice, document or other information served, sent or supplied by the company by any other means authorised in writing by the member concerned shall be deemed to have been received when the company has carried out the action it has been authorised to take for that purpose.

134.	Notice When Post Not Available

If there is a suspension or curtailment of postal services within the United Kingdom or some part of the United Kingdom, the company need only give notice of a general meeting to those members with whom the company can communicate by electronic means and who have provided the company with an address for this purpose. The company shall also advertise the notice in at least one newspaper with a national circulation and make it available on its website from the date of such advertisement until the conclusion of the meeting or any adjournment thereof. If at least six clear days prior to the meeting the sending or supply of notices by post in hard copy form has again become generally possible, the company shall send or supply confirmatory copies of the notice by post to those members who would otherwise receive the notice in hard copy form.

Destruction of Documents

135.	Presumptions Where Documents Destroyed

If the company destroys or deletes:-

(A)	any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation, or

(B)	any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the company, or

(C)	any instrument of transfer of shares or Operator-instruction for the transfer of shares which has been registered by the company at any time after a period of six years has elapsed from the date of registration, or

(D)	any instrument of proxy which has been used for the purpose of a poll at any time after a period of one year has elapsed from the date of use, or

(E)	any instrument of proxy which has not been used for the purpose of a poll at any time after a period of one month has elapsed from the end of the meeting to which the instrument of proxy relates, or

(F)	any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it and the company destroys or deletes the document or instruction in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer or Operator-instruction so destroyed or deleted was a valid and effective instrument of transfer or instruction and was properly registered and that every other document so destroyed or deleted was a valid and effective document and that any particulars of it which are recorded in the books or records of the company were correctly recorded. If the documents relate to uncertificated shares, the company must comply with any requirements of the uncertificated securities rules which limit its ability to destroy or delete these documents. Nothing contained in this article shall be construed as imposing upon the company any liability which, but for this article, would not exist or by reason only of the destruction or deletion of any document of the kind mentioned above before the relevant period mentioned in this article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this article to the destruction or deletion of any document include references to its disposal in any manner.

Indemnity

136.	Indemnity of Directors

To the extent permitted by the Companies Acts, the company may indemnify any director or former director of the company or of any associated company against any liability and may purchase and maintain for any director or former director of the company or of any associated company insurance against any liability. No director or former director of the company or of any associated company shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

137.	Entrenchment

(A)	articles [73, 78(B), 78(C), 78(D), 78(E), 82(A), 84(F), 86(D), 86(E), 97(B), 103, 104(A), 106(A) to 106(E), 106(G), the proviso in 109(A), 109(B), 109(C), 137(A) and 138][1] (together with any definitions referred to therein) may be amended or repealed only with the prior consent of (1) to the extent affecting rights exercisable by Red and if Red’s equity proportion is at least 10 per cent., Red and (2) to the extent affecting rights exercisable by Olive Holdco and if Olive HoldCo’s equity proportion is at least 15 per cent., Olive HoldCo.

(B)	[the requirement in article 75(B) that a majority of directors must be independent directors, articles 79(A), 106(A), 106(C)(iii), 106(D)(a),109(B),109(C), this article 137(B) and 138][2] may only be amended or repealed with the prior consent of a majority of the independent directors.

138.	Provisions Ceasing to Have Effect

Notwithstanding any other provision of these articles:

(A)	On the date on which an offer (as defined in the Takeover Code) recommended by a simple majority of independent directors for the Company made by Red or Olive HoldCo or any of their affiliates becomes unconditional in all respects or becomes effective and as a result Red and Olive HoldCo together with their affiliates in aggregate hold more than 67 per cent of the shares in the Company, the “Entrenched Provisions” (being the articles referred to in articles 137(A) and/or (B) other than for the avoidance of doubt this article 138) shall cease to have effect. On that date, article 104(A) shall be replaced by the following: “The quorum for a meeting of the directors is the presence (including participation in accordance with article 110) of a majority of directors” and articles 106(A) to 106(E) shall be replaced by the following: “The board may appoint a director to be chairman of the board and may at any time remove such person from that office”.

(B)	On the date on which Red’s equity proportion is less than 5%, Red shall cease to have any rights and obligations under the Entrenched Provisions.

(C)	On the date on which Olive HoldCo’s equity proportion is less than 5%, Olive HoldCo shall cease to have any rights and obligations under the Entrenched Provisions and articles 106(A) to 106(E)

[1]	Note: cross-references subject to update.
[2]	Note: cross-references subject to update.

shall be replaced by the following: “The board (with the approval of at least one Red nominated director if Red’s equity proportion is at least 10 per cent.) may appoint a director to be chairman of the board and may at any time remove such person from that office”.

(D)	If circumstances arise that allow the company to so require, it shall certify that such is the case, thereupon, Red shall cease to have any rights under the Entrenched Provisions.

(E)	If circumstances arise that allow the company to so require, it shall certify that such is the case, thereupon, Olive HoldCo shall cease to have any rights under Entrenched Provisions and articles 106(A) to 106(E) shall be replaced by the following: “The board (with the approval of at least one Red nominated director if Red’s equity proportion is at least 10 per cent.) may appoint a director to be chairman of the board and may at any time remove such person from that office” .

(F)	If circumstances arise that allow the company to so require, it shall certify that such is the case, thereupon, the Entrenched Provisions shall cease to have effect. On the date that such circumstances arise, article 104(A) shall be replaced by the following: “The quorum for a meeting of the directors is the presence (including participation in accordance with article 110) of a majority of directors” and articles 106(A) to 106(E) shall be replaced by the following: “The board may appoint a director to be chairman of the board and may at any time remove such person from that office”.

(G)	If circumstances arise that allow the company to so require, it shall certify that such is the case, thereupon, Red shall cease to have any rights under the Entrenched Provisions (other than articles 78(C), 78(D) and 78(E)).

(H)	If circumstances arise that allow the company to so require, it shall certify that such is the case, thereupon, Olive HoldCo shall cease to have any rights under the Entrenched Provisions (other than articles 78(B), 78(D) and 78(E)) and articles 106(A) to 106(E) shall be replaced by the following: “The board (with the approval of at least one Red nominated director if Red’s equity proportion is at least 10 per cent.) may appoint a director to be chairman of the board and may at any time remove such person from that office”.

(I)	If circumstances arise that allow the company to ensure that rights and/or obligations under the Entrenched Provisions shall cease to have effect and to so require, it shall certify that such is the case, thereupon, such rights and/or obligations under the Entrenched Provisions shall cease to have effect.

ANNEX E-1: OPINION OF LAZARD FRÈRES & CO. LLC

August 6, 2015

The Board of Directors

Coca-Cola Enterprises, Inc.

2500 Windy Ridge Parkway

Atlanta, Georgia 30339

Dear Members of the Board:

We understand that Coca-Cola Enterprises, Inc., a Delaware corporation (“White”), European Refreshments, an Irish company (“Red 1”), Coca-Cola Gesellschaft Mit Beschränkter Haftung, a German company (“Red 2”), Vivaqa Beteiligungs Gmbh & Co. KG, a German company (“Red 3” and, together with Red 1 and Red 2, “Red”), Coca-Cola Iberian Partners, S.A., a Spanish company (“Olive”), Spark Orange Limited, a private limited company organized under the laws of England (“Orange”), Orange U.S. Holdco, LLC, a Delaware limited liability company and wholly owned subsidiary of Orange (“US HoldCo”), and Orange Mergeco, LLC, a Delaware limited liability company and wholly owned subsidiary of US HoldCo (“MergeCo”), propose to enter into a Transaction Master Agreement, dated as of August 6, 2015 (the “Transaction Master Agreement”), providing for (i) the acquisition by Orange of 100% of the issued and outstanding share capital of Coca-Cola Erfrischungsgetränke AG, a German Aktiengesellschaft (“Black”), from Red (the “Black Contribution”) in exchange for ordinary shares of Orange (each, an “Orange Ordinary Share”), which will represent 18% of the total issued and outstanding Orange Ordinary Shares as of the consummation of the Combination Transactions (as defined below) (subject to certain pro rata adjustments set forth in the Transaction Master Agreement to account for (x) a situation where less than 100% (but not less than 95.6%) of the issued and outstanding share capital of Olive is acquired by Orange, (y) the exercise of any appraisal rights by any Dissenting Holders (as defined below) with respect to any shares of White Common Stock (as defined below), and (z) certain variations in cash, indebtedness and working capital of each of Black, Olive and White), in accordance with the terms of the Transaction Master Agreement and the Black Contribution Agreement to be entered into between Red and Orange regarding the Black Contribution, (ii) the acquisition by Orange of 100% of the issued and outstanding share capital of Olive (the “Olive Contribution”) from an entity (“Olive HoldCo”) to be established by certain shareholders of Olive pursuant to the Olive Framework Agreement, dated as of July 30, 2015, regarding, among others, the incorporation of Olive HoldCo and the exchange of Olive shares for Olive HoldCo shares, in exchange for Orange Ordinary Shares which will represent 34% of the total issued and outstanding Orange Ordinary Shares as of the consummation of the Combination Transactions (subject to certain pro rata adjustments set forth in the Transaction Master Agreement to account for (x) a situation where less than 100% (but not less than 95.6%) of the issued and outstanding share capital of Olive is acquired by Orange, (y) the exercise of any appraisal rights by any Dissenting Holders with respect to any shares of White Common Stock, and (z) certain variations in cash, indebtedness and working capital of each of Black, Olive and White), in accordance with the terms of the Transaction Master Agreement and the Olive Contribution Agreement to be entered into between Olive HoldCo and Orange regarding the Olive Contribution, and (iii) the acquisition by Orange of White (the “White Merger”), in accordance with the terms of the Transaction Master Agreement and the Merger Agreement, dated as of August 6, 2015 (the “Merger Agreement”), among White, Orange, US HoldCo and MergeCo. Pursuant to the Merger Agreement, White will be merged with and into MergeCo and each outstanding share of the common stock, par value $1.00 per share, of White (“White Common Stock”), other than shares of White Common Stock that are (i) held in treasury by White, (ii) owned by Orange, Red, Olive, Olive HoldCo or any of their respective subsidiaries, or (iii) held by holders who are entitled to and properly demand an appraisal of their shares of White Common Stock (such holders, collectively, “Dissenting Holders” and, together with Orange, Red, Olive, Olive HoldCo and their respective subsidiaries, “Excluded Holders”), will be converted into the right to receive $14.50 in cash (the “Cash Consideration”) and one (1) Orange Ordinary Share (such number of Orange Ordinary Shares so issuable, the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). Pursuant to the Transaction Master Agreement, the aggregate Stock Consideration to be received by the holders of White Common Stock will represent 48% of the total issued and outstanding Orange

E-1-1

The Board of Directors

Coca-Cola Enterprises, Inc.

August 6, 2015

Ordinary Shares as of the consummation of the Combination Transactions (subject to certain pro rata adjustments set forth in the Transaction Master Agreement to account for (x) a situation where less than 100% (but not less than 95.6%) of the issued and outstanding share capital of Olive is acquired by Orange, (y) the exercise of any appraisal rights by any Dissenting Holders with respect to any shares of White Common Stock, and (z) certain variations in cash, indebtedness and working capital of each of Black, Olive and White). Pursuant to the Transaction Master Agreement, the consummation of each of the Black Contribution, the Olive Contribution and the White Merger (together, the “Combination Transactions”) will be conditioned upon the consummation of the others and will occur on the same date. We also understand that Orange, Olive HoldCo and Red propose to enter into a Shareholders’ Agreement, which will be in agreed form on the date of announcement of the Combination Transactions (the “Shareholders’ Agreement”), providing for specific rights and obligations of Red and Olive HoldCo as the two principal shareholders of Orange, including, among others, with respect to the composition of the Board of Directors of Orange and veto rights. The terms and conditions of the Combination Transactions are more fully set forth in the Transaction Master Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of White Common Stock (other than Excluded Holders) of the Merger Consideration (after giving effect to the consummation of the Black Contribution and the Olive Contribution) to be received by such holders in the White Merger.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the draft Transaction Master Agreement, draft Merger Agreement and draft Shareholders’ Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to White;

(iii)	Reviewed various financial forecasts and other data provided to us by the management of White relating to the business of White, reviewed various financial forecasts and other data provided to us by the management of Black relating to the business of Black and extrapolations and adjustments thereto made by the management of White, reviewed various financial forecasts and other data provided to us by the management of Olive relating to the business of Olive and extrapolations and adjustments thereto made by the management of White, and reviewed the projected synergies and other benefits, including the amount and timing thereof, anticipated by the managements of each of White, Black and Olive to be realized from the Combination Transactions;

(iv)	Held discussions with members of the senior management of White with respect to the businesses and prospects of White, Black, Olive and Orange, held discussions with members of the senior managements of each of Black and Olive with respect to the businesses and prospects of Black and Olive, respectively, and held discussions with members of the senior managements of each of White, Black and Olive with respect to the projected synergies and other benefits anticipated by the managements of each of White, Black and Olive to be realized from the Combination Transactions;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of White and Orange;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be relevant in certain respects in evaluating the business of White;

(vii)	Reviewed historical stock prices and trading volumes of White Common Stock;

(viii)	Reviewed the potential pro forma financial impact of the Combination Transactions on Orange based on the financial forecasts referred to above relating to White, Black and Olive; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

E-1-2

The Board of Directors

Coca-Cola Enterprises, Inc.

August 6, 2015

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of White, Black, Olive or Orange or concerning the solvency or fair value of White, Black, Olive or Orange, and we have not been furnished with any such valuation or appraisal. At your direction, for purposes of our analysis of White, we have utilized the “go it alone” financial forecasts prepared by the management of White and not the illustrative “spark” forecasts, and, for pursposes of our analysis of Black, Olive and Orange, we have utilized the financial forecasts and other data prepared or endorsed by the management of White. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits anticipated by the managements of each of White, Black and Olive to be realized from the Combination Transactions, we have assumed, with the consent of White, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of White, Black, Olive and Orange, respectively, and such synergies and other benefits. In addition, we have assumed, with the consent of White, that such financial forecasts and projected synergies and other benefits will be realized in the amounts and at the times contemplated thereby. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of White Common Stock or Orange Common Stock may trade at any time subsequent to the announcement of the Combination Transactions. In connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with White. In addition, our opinion does not address the relative merits of the Combination Transactions as compared to any other transaction or business strategy in which White might engage or the merits of the underlying decision by White to engage in the Combination Transactions.

In rendering our opinion, we have assumed, with the consent of White, that the Combination Transactions will be consummated on the terms described in the Transaction Master Agreement, the Merger Agreement and the Shareholders’ Agreement, without any waiver or modification of any material terms or conditions. Representatives of White have advised us, and we have assumed, that the Transaction Master Agreement, the Merger Agreement and the Shareholders’ Agreement, when executed, will conform to the drafts reviewed by us in all material respects. We also have assumed, with the consent of White, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Combination Transactions will not have an adverse effect on White, Black, Olive or Orange or the Combination Transactions. We do not express any opinion as to any tax or other consequences that might result from the Contemplated Transactions, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that White obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Merger Consideration to the extent expressly specified herein) of the Combination Transactions, including, without limitation, the form or structure of the Combination Transactions or any agreements or arrangements entered into in connection with, or contemplated by, the Combination Transactions. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Combination Transactions, or class of such persons, relative to the Merger Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to White in connection with the Combination Transactions and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Combination Transactions. We in the past have provided, currently are providing and in the future may provide certain

E-1-3

The Board of Directors

Coca-Cola Enterprises, Inc.

August 6, 2015

investment banking services to White, Red and certain of their respective affiliates, for which we have received and may receive compensation, including, during the past two years, having advised Red in connection with its acquisition of a minority stake in Keurig Green Mountain, Inc. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of White, Red and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of White, Red, Black, Olive and certain of their respective affiliates and receive compensation therefor. As we have discussed with you, a Managing Director of Lazard Asesores Financieros, S.A., our Spanish affiliate, owns a small interest in Olive and is a member of the Board of Directors of Olive; he has not been involved in our services for White in connection with the Combination Transactions. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of White (in its capacity as such) and our opinion is rendered to the Board of Directors of White in connection with its evaluation of the Combination Transactions. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Combination Transactions or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration (after giving effect to the consummation of the Black Contribution and the Olive Contribution) to be received by holders of White Common Stock (other than Excluded Holders) in the White Merger is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By:	/s/ Mark T. McMaster
Mark T. McMaster
Vice Chairman, Investment Banking

E-1-4

ANNEX E-2: OPINION OF CREDIT SUISSE SECURITIES (USA) LLC

August 6, 2015

Board of Directors and the

Franchise Relationship Committee

of the Board of Directors

Coca-Cola Enterprises, Inc.

2500 Windy Ridge Parkway

Atlanta, Georgia 30339

Board of Directors and Franchise Relationship Committee:

You have asked us to advise you with respect to the fairness, from a financial point of view, to holders of the common stock, par value $0.01 per share (“CCE Common Stock”), of Coca-Cola Enterprises, Inc. (“CCE”), of the Merger Consideration (as defined below) provided for pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among CCE, Spark Orange Limited (“Orange”), Orange U.S. HoldCo, LLC, a wholly owned subsidiary of Orange (“US HoldCo”), and Orange MergeCo, LLC, a wholly owned subsidiary of US HoldCo (“MergeCo”). As more fully described in the Merger Agreement and in a Master Transaction Agreement (the “Master Transaction Agreement”) to be entered into among European Refreshments (“ER”), Coca-Cola Gesellschaft mit Beschränkter Haftung (“Coca-Cola GmbH”) and Vivaqa Beteiligungs GMBH & Co. KG (together with ER and Coca-Cola GmbH, the “TCCC Entities”), each of which TCCC Entities are subsidiaries of The Coca-Cola Company (“TCCC”), CCE, Coca-Cola Iberian Partners, S.A. (“CCIP”), Orange, US HoldCo and MergeCo, (i) TCCC Entities’, CCE’s and CCIP’s respective wholly owned businesses of bottling non-alcoholic, ready-to-drink beverages in western Europe will be combined into Orange and (ii) CCE will be merged with and into MergeCo (the “Merger”), with MergeCo continuing as the surviving corporation in the Merger and a wholly owned subsidiary of US HoldCo, pursuant to which each outstanding share of CCE Common Stock will be converted into the right to receive (A) one ordinary share of Orange (“Orange Ordinary Shares” and, such number of Orange Ordinary Shares, the “Stock Consideration”) and (B) $14.50 in cash (together with the Stock Consideration, the “Merger Consideration”), resulting in an approximately 48% pro forma ownership of holders of CCE Common Stock in Orange upon consummation of the Merger and the Related Transactions (as defined below).

We have been advised that, as contemplated by the Master Transaction Agreement, certain related documents also will be entered into, including (i) the Merger Agreement, (ii) a Contribution Agreement (the “CCEAG Contribution Agreement”) to be entered into among the TCCC Entities and Orange, (iii) a Contribution Agreement (the “CCIP Contribution Agreement”) to be entered into among an entity to be formed following execution of the Master Transaction Agreement and to which certain shares of CCIP will be transferred (“CCIP HoldCo”) and Orange and (iv) a Share Purchase Agreement (the “Vífilfell Share Purchase Agreement” and, together with the Merger Agreement, the Master Transaction Agreement, the CCEAG Contribution Agreement and the CCIP Contribution Agreement, the “Agreements”) to be entered into among Cobega S.A., Solinbar, S.L.U., CCIP and Orange or a subsidiary of Orange.

We further have been advised that, pursuant to the Agreements, (i) prior to consummation of the Merger, (A) the parties to the Master Transaction Agreement will effect certain reorganization transactions, including the transfer of certain assets and liabilities from CCIP and its subsidiaries and (B) CCIP HoldCo will become the owner of at least 95.6% of the share capital of CCIP and (ii) on or following the date of consummation of the Merger, (A) the TCCC Entities and CCIP HoldCo will contribute to Orange all of the outstanding share capital of Coca-Cola Erfrischungsgetränke Aktiengesellschaft (“CCEAG” and, together with CCE and CCIP, the “Contributed Entities”) and CCIP, respectively, in exchange for Orange Ordinary Shares, (B) CCIP and Orange or a subsidiary of Orange will acquire the outstanding share capital of Vífilfell hf. and (C) Orange will enter into a new bottling agreement and incidence pricing agreement with TCCC which will be no less favorable than current agreements

E-2-1

Board of Directors and the

Franchise Relationship Committee

of the Board of Directors

Coca-Cola Enterprises, Inc.

August 6, 2015

with the Contributed Entities (such transactions, together with the transactions described in clause (i) above and the other transactions contemplated by the Agreements (other than the Merger), collectively, the “Related Transactions”) and, in connection with the Merger and the Related Transactions, the parties to the Master Transaction Agreement, as applicable, will enter into framework, commercial, shareholders, registration rights and certain other related agreements (such agreements, the “Related Agreements”).

In arriving at our opinion, we have reviewed execution versions, each dated August 6, 2015, of the Merger Agreement and the Master Transaction Agreement and certain publicly available business and financial information relating to the Contributed Entities. We also have reviewed certain other information relating to the Contributed Entities and Orange provided to or discussed with us by the respective managements of the Contributed Entities, including financial forecasts and estimates relating to the Contributed Entities and Orange prepared by the management of CCE with guidance from CCEAG and CCIP with respect to CCEAG and CCIP, and we have met with the respective managements of the Contributed Entities to discuss the businesses and prospects of the Contributed Entities and Orange. We also have considered certain financial data of the Contributed Entities and Orange and stock market data of CCE, and we have considered that data with similar data for publicly held companies in businesses we deemed similar to those of the Contributed Entities and Orange, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts and estimates for the Contributed Entities and Orange that we have been directed by the management of CCE to utilize in our analyses, the management of CCE has advised us, and we have assumed, with your consent, that such forecasts and estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Contributed Entities as to the future financial performance of the Contributed Entities and Orange and the other matters covered thereby. With respect to estimates provided to us by the management of CCE regarding cost savings and tax benefits anticipated to result from the Merger and the Related Transactions, the management of CCE has advised us, and we have assumed, with your consent, that such estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Contributed Entities and that such cost savings and tax benefits will be realized in the amounts and at the times indicated thereby. We have assumed, with your consent, that any audited financial statements required to be prepared in connection with the Merger and the Related Transactions will not reflect any information that would affect our analyses or opinion in any material respect. We also have assumed, with your consent, that any reconciliations or other differences with respect to any financial information relating to CCEAG, CCIP or Orange between international financial reporting standards and U.S. generally accepted accounting principles will not be meaningful in any respect to our analysis. With respect to certain financial forecasts and estimates for the Contributed Entities and Orange, we have utilized, at your direction, certain United States dollar exchange rates and we have assumed, with your consent and instruction, that such exchange rates are reasonable to utilize for purposes of our analyses and that any currency or exchange rate fluctuations will not be meaningful in any respect to our analyses or opinion.

We have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger or the Related Transactions, no delay, limitation,

E-2-2

Board of Directors and the

Franchise Relationship Committee

of the Board of Directors

Coca-Cola Enterprises, Inc.

August 6, 2015

restriction or condition, including divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on the Contributed Entities, Orange, the Merger or any Related Transactions (including the contemplated benefits thereof) and that the Merger and the Related Transactions will be consummated in accordance with the terms of the Agreements and the Related Agreements and in compliance with all applicable laws, documents and other requirements without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of CCE have advised us, and we also have assumed, that the terms of the Merger Agreement and the Master Transaction Agreement, when executed, will conform in all material respects to the terms reflected in the execution versions reviewed by us. In addition, we have not been requested to make, and we have not made, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of any of the Contributed Entities or any other entity, nor have we been furnished with any such evaluations or appraisals and we have assumed, with your consent, that appropriate reserves and other provisions have been made with respect to, and that there are no undisclosed, liabilities of or relating to any of the Contributed Entities or any other entity. We are not expressing any opinion with respect to accounting, tax, regulatory, legal or similar matters (including, without limitation, any accounting or tax consequences of the Merger or any Related Transactions), and we have relied, with your consent, upon the assessments of representatives of CCE as to such matters.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration and does not address any other aspect or implication of the Merger or any Related Transactions, including governance rights and attributes of any securities received, and further does not consider any discounts or premiums for control or lack thereof. Our opinion also does not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger or any Related Transactions, or class of such persons, relative to the Merger Consideration or otherwise. We are not expressing any opinion as to what the value of Orange Ordinary Shares actually will be when issued or the prices at which CCE Common Stock, Orange Ordinary Shares or other securities will trade or be transferable at any time. Our opinion also does not address the relative merits of the Merger or any Related Transactions as compared to alternative transactions or strategies that might be available to CCE, nor does it address the underlying business decision of CCE to proceed with the Merger or any Related Transactions. We were not requested to, and we did not, solicit third party indications of interest in acquiring all or any part of CCE. The issuance of this opinion was approved by our authorized internal committee.

We have acted as financial advisor to the Board of Directors and the Franchise Relationship Committee of the Board of Directors of CCE in connection with the Merger and will receive a fee for our services, the principal portion of which is contingent upon consummation of the Merger. We also became entitled to receive a fee upon the rendering of our opinion. In addition, CCE has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided and are currently providing investment banking and other financial services to CCE and its affiliates for which we and our affiliates have received and would expect to receive compensation, including, during the past two years, having acted as (i) an underwriter and book-running manager in connection with various securities offerings of CCE and (ii) a joint lead arranger, joint book-running manager and documentation agent for, and as a lender under, a credit facility of CCE. We and our affiliates also have in the past provided and are currently providing investment banking and other financial services to TCCC and its affiliates for which we and our affiliates have received and would expect to receive compensation, including, during the past two years, having acted as an underwriter and book-running manager in connection with various securities offerings of TCCC. We

E-2-3

Board of Directors and the

Franchise Relationship Committee

of the Board of Directors

Coca-Cola Enterprises, Inc.

August 6, 2015

and our affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Contributed Entities, Orange, TCCC and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Contributed Entities, Orange, TCCC and their respective affiliates and any other company that may be involved in the Merger or the Related Transactions, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors and the Franchise Relationship Committee of the Board of Directors of CCE (in its capacity as such) in connection with its evaluation of the Merger and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger, any Related Transactions or otherwise.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by holders of CCE Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

E-2-4

ANNEX F: SECTION 262 OF THE DELAWARE GENERAL CORPORATE LAW

§ 262 Appraisal rights [For application of this section, see 79 Del. Laws, c. 72, § 22 and 79 Del. Laws, c. 122, § 12]

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

F-1

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive

F-2

either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any

F-3

surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Members of the Orange board, as well as certain senior management members, will be insured under a directors and officers insurance policy to be obtained by Orange. The insurance policy will provide for wide coverage, but the directors and officers may incur uninsured liabilities.

The Orange Articles provide that, to the fullest extent permitted by the U.K. Companies Act 2006 and without prejudice to any indemnity to which he or she may otherwise be entitled, Orange may indemnify any director or former director of Orange or of any associated company, against any liability and may purchase and maintain insurance against any liability for such director or former director, as applicable.

Item 21. Exhibits and Financial Statement Schedules

The exhibits listed below in the “Exhibit Index” are part of this registration statement and are numbered in accordance with Item 601 of Regulation S-K.

Exhibit Number	Description

(2.1)	Transaction Master Agreement dated August 6, 2015 (as amended on December 14, 2015 by the Amendment and Restatement Deed) among Coca-Cola Enterprises Inc., Coca-Cola European Partners Limited (formerly known as Spark Orange Limited), Orange MergeCo, LLC, Orange U.S. HoldCo, LLC, European Refreshments, Coca-Cola Gesellschaft mit beschränkter Haftung, Vivaqa Beteiligungs GmbH & Co. KG and Coca-Cola Iberian Partners, S.A.U. (formerly known as Coca-Cola Iberian Partners, S.A.) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CCE with the SEC on December 15, 2015, and which is included as Annex A to the proxy statement/prospectus forming a part of this registration statement)*

(2.2)	Merger Agreement dated August 6, 2015 among Coca-Cola Enterprises Inc., Coca-Cola European Partners Limited (formerly known as Spark Orange Limited), Orange MergeCo, LLC and Orange U.S. HoldCo, LLC (included as Annex B to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

(2.3)	Agreement by and among certain White Director Shareholders, The Coca-Cola Company, Coca-Cola Iberian Partners, S.A.U. (formerly known as Coca-Cola Iberian Partners, S.A.) and Coca-Cola European Partners Limited (formerly known as Spark Orange Limited) (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by CCE with the SEC on August 12, 2015)

(3)	Form of Articles of Association of Coca-Cola European Partners Limited (formerly known as Spark Orange Limited) (included as Annex D to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

(4.1)	Form of Indenture between International CCE Inc. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to CCE’s Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (333-168565), filed on September 1, 2010)

(4.2)	Form of 2.125% Notes due 2015 (incorporated by reference to Exhibit 4.1 to CCE’s Current Report on Form 8-K filed on September 14, 2010)

(4.3)	Form of 3.500% Notes due 2020 (incorporated by reference to Exhibit 4.2 to CCE’s Current Report on Form 8-K filed on September 14, 2010)

(4.4)	Form of 2.000% Notes due 2016 (incorporated by reference to Exhibit 4.1 to CCE’s Current Report on Form 8-K filed on August 19, 2011)

(4.5)	Form of 3.250% Notes due 2021 (incorporated by reference to Exhibit 4.2 to CCE’s Current Report on Form 8-K filed on August 19, 2011)

Exhibit Number	Description

(4.6)	Form of 4.500% Notes due 2021 (incorporated by reference to Exhibit 4.1 to CCE’s Current Report on Form 8-K filed on February 18, 2011)

(5)	Opinion of Slaughter and May regarding legality**

(8)	Opinion of Sutherland Asbill & Brennan LLP regarding tax matters**

(10.1)	Form of Shareholders’ Agreement (included as Annex C to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)*

(10.2)	Form of Registration Rights Agreement (incorporated by reference to Exhibit 2.7 to the Current Report on Form 8-K filed by CCE with the SEC on August 12, 2015)*

(10.3)	Form of Olive Contribution Agreement (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by CCE with the SEC on August 12, 2015)

(10.4)	Form of Black Contribution Agreement (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by CCE with the SEC on December 15, 2015)

(10.5)	Olive Framework Agreement (English translation)†

(10.6)	Incidence Pricing Agreement dated as of October 19, 2015, between CCE and TCCC (Effective January 1, 2016) (incorporated by reference to Exhibit 10.03 to CCE’s Quarterly Report on Form 10-Q on October 29, 2015).

(10.7)	Form of Bottler’s Agreement by and among TCCC and the bottling subsidiaries of Orange.**

(10.8)	Restated Employment Agreement between John F. Brock and Coca-Cola Enterprises, Inc. (Effective October 21, 2014) (incorporated by reference to Exhibit 10.1 to CCE’s Quarterly Report on Form 10-Q filed on September 26, 2014).

(10.9)	Employment Agreement between Damian P. Gammell and Coca-Cola Enterprises, Ltd. (Effective October 12, 2015) (incorporated by reference to Exhibit 10.1 to CCE’s Quarterly Report on Form 10-Q filed on October 29, 2015).

(10.10)	Employment Agreement between Ronald J. Lewis and Coca-Cola Enterprises, Inc. (Effective April 1, 2015) (incorporated by reference to Exhibit 10.5 to CCE’s Annual Report on Form 10-K filed on February 12, 2016).

(10.11)	Restated Employment Agreement between Manik Jhangiani and Coca-Cola Enterprises, Ltd. (Effective December 15, 2014) (incorporated by reference to Exhibit 10.11 to CCE’s Annual Report on Form 10-K filed on February 12, 2015).

(10.12)	Coca-Cola Enterprises, Inc. Executive Severance Plan (Effective January 1, 2015) (incorporated by reference to Exhibit 10.8 to CCE’s Annual Report on Form 10-K filed on February 12, 2016).

(10.13)	Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 7, 2012) (incorporated by reference to Exhibit 99.1 to CCE’s Current Report on Form 8-K filed on February 9, 2012).

(10.14)	Form of Performance Share Unit Agreement For Senior Officers in the United States in connection with the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 7, 2012) (incorporated by reference to Exhibit 10.8.2 to CCE’s Annual Report on Form 10-K filed on February 8, 2013).

Exhibit Number	Description

(10.15)	Form of Performance Share Unit Agreement For Senior Officers in the United Kingdom in connection with the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 7, 2012) (incorporated by reference to Exhibit 10.8.3 to CCE’s Annual Report on Form 10-K filed on February 8, 2013).

(10.16)	Form of Stock Option Agreement For Senior Officers in the United States in connection with the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 7, 2012) (incorporated by reference to Exhibit 10.8.4 to CCE’s Annual Report on Form 10-K filed on February 8, 2013).

(10.17)	Form of Stock Option Agreement For Senior Officers in the United Kingdom in connection with the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 7, 2012) (incorporated by reference to Exhibit 10.8.5 to CCE’s Annual Report on Form 10-K filed on February 8, 2013).

(10.18)	Form of New Hire Restricted Stock Unit Award for Chief Operating Officer in connection with the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 12, 2012) (incorporated by reference to Exhibit 10.2 to CCE’s Quarterly Report on Form 10-Q filed on October 29, 2015).

(10.19)	Form of Special Restricted Stock Unit Award Agreement to U.S. Senior Officer in connection with the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 7, 2012) for awards made after April 30, 2015 (incorporated by reference to Exhibit 10.4 to CCE’s Quarterly Report on Form 10-Q filed on April 30, 2015).

(10.20)	The Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (Effective October 2, 2010) (incorporated by reference to Exhibit 4.1 to CCE’s Registration Statement on Form S-8 filed on October 4, 2010).

(10.21)	Form of Stock Option Agreement for Senior Officers in the United States in connection with the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to CCE’s Current Report on Form 8-K filed on November 3, 2010).

(10.22)	The Coca-Cola Enterprises, Inc. Legacy Long-Term Incentive Plan As Amended and Restated (Effective December 14, 2010) (incorporated by reference to Exhibit 10.9.1 to CCE’s Annual Report on Form 10-K filed on February 14, 2011).

(10.23)	Form of 2006 Stock Option Agreement (Chief Executive Officer) in connection with the 2004 Stock Award Plan (incorporated by reference to Exhibit 10.1 to CCE’s Current Report on Form 8-K for Coca-Cola Enterprises Inc., its predecessor entity (SEC File No. 1-09300) filed on August 3, 2006).

(10.24)	Form of 2007 Stock Option Agreement (Chief Executive Officer) in connection with the 2007 Incentive Award Plan (incorporated by reference to Exhibit 10.31 to CCE’s Annual Report on Form 10-K for Coca-Cola Enterprises Inc., its predecessor entity (SEC File No. 1-09300) filed on February 14, 2008).

(10.25)	Form of Stock Option Agreement (Chief Executive Officer and Senior Officers) in connection with the 2007 Incentive Award Plan for Awards after October 29, 2008 (incorporated by reference to Exhibit 10.16.4 to CCE’s Annual Report on Form 10-K for Coca-Cola Enterprises Inc., its predecessor entity (SEC File No. 1-09300) filed on February 13, 2009).

(10.26)	The Coca-Cola Enterprises, Inc. Executive Long-Term Disability Plan (Effective October 2, 2010) (incorporated by reference to Exhibit 10.8 to CCE’s Current Report on Form 8-K filed on October 7, 2010).

Exhibit Number	Description

(10.27)	Rules of the Coca-Cola Enterprises Belgian, Coca-Cola Enterprises Services Belgium and Luxembourg Stock Savings Plan (As Amended and Restated Effective January 1, 2014) (incorporated by reference to Exhibit 10.1 to CCE’s Quarterly Report on Form 10-Q filed on April 30, 2015).

(10.28)	Trust Deed and Rules of Coca-Cola Enterprises UK Share Plan (Effective 2010 and Amended on December 10, 2014) (incorporated by reference to Exhibit 10.2 to CCE’s Quarterly Report on Form 10-Q filed on April 30, 2015).

(21.1)	List of Subsidiaries of Orange

(23.1)	Consent of Ernst & Young LLP, independent registered public accounting firm of Coca-Cola Enterprises, Inc.

(23.2)	Consent of Deloitte, S.L., independent auditors of Coca-Cola Iberian Partners, S.A.U. (formerly known as Coca-Cola Iberian Partners, S.A.)

(23.3)	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm of Coca-Cola Erfrischungsgetränke GmbH (formerly known as Coca-Cola Erfrischungsgetränke Aktiengesellschaft)

(23.4)	Consent of Slaughter and May (included in the opinion filed as Exhibit (5))**

(23.5)	Consent of Sutherland Asbill & Brennan LLP (included in the opinion filed as Exhibit (8))**

(99.1)	Form of Proxy Card for Coca-Cola Enterprises, Inc. Special Meeting of Shareholders

(99.2)	Consent of Credit Suisse Securities (USA) LLC†

(99.3)	Consent of Lazard Frères & Co. LLC†

*	Certain annexes and/or schedules have been omitted and the registrant agrees to furnish supplementally to the Commission a copy of any omitted annexes and/or schedules upon request.
**	To be filed by amendment.
†	Previously filed.

Item 22. Undertakings

The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus, which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Exchange Act of 1934 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Madrid, Spain, on March 14, 2016.

COCA-COLA EUROPEAN PARTNERS LIMITED

By:	/s/ Isabela Pérez Nivela
	Name:	Isabela Pérez Nivela
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following person in the capacities indicated on March 14, 2016.

Signature	Title

/s/ Isabela Pérez Nivela	Director (principal executive officer, principal accounting officer and principal financial officer)
Isabela Pérez Nivela

/s/ Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi Managing Director Puglisi & Associates

Exhibit Number	Description

(2.1)	Transaction Master Agreement dated August 6, 2015 (as amended on December 14, 2015 by the Amendment and Restatement Deed) among Coca-Cola Enterprises Inc., Coca-Cola European Partners Limited (formerly known as Spark Orange Limited), Orange MergeCo, LLC, Orange U.S. HoldCo, LLC, European Refreshments, Coca-Cola Gesellschaft mit beschränkter Haftung, Vivaqa Beteiligungs GmbH & Co. KG and Coca-Cola Iberian Partners, S.A.U. (formerly known as Coca-Cola Iberian Partners, S.A.) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CCE with the SEC on December 15, 2015, and which is included as Annex A to the proxy statement/prospectus forming a part of this registration statement)*

(2.2)	Merger Agreement dated August 6, 2015 among Coca-Cola Enterprises Inc., Coca-Cola European Partners Limited (formerly known as Spark Orange Limited), Orange MergeCo, LLC and Orange U.S. HoldCo, LLC (included as Annex B to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

(2.3)	Agreement by and among certain White Director Shareholders, The Coca-Cola Company, Coca-Cola Iberian Partners, S.A.U. (formerly known as Coca-Cola Iberian Partners, S.A.) and Coca-Cola European Partners Limited (formerly known as Spark Orange Limited) (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by CCE with the SEC on August 12, 2015)

(3)	Form of Articles of Association of Coca-Cola European Partners Limited (formerly known as Spark Orange Limited) (included as Annex D to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

(4.1)	Form of Indenture between International CCE Inc. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to CCE’s Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (333-168565), filed on September 1, 2010)

(4.2)	Form of 2.125% Notes due 2015 (incorporated by reference to Exhibit 4.1 to CCE’s Current Report on Form 8-K filed on September 14, 2010)

(4.3)	Form of 3.500% Notes due 2020 (incorporated by reference to Exhibit 4.2 to CCE’s Current Report on Form 8-K filed on September 14, 2010)

(4.4)	Form of 2.000% Notes due 2016 (incorporated by reference to Exhibit 4.1 to CCE’s Current Report on Form 8-K filed on August 19, 2011)

(4.5)	Form of 3.250% Notes due 2021 (incorporated by reference to Exhibit 4.2 to CCE’s Current Report on Form 8-K filed on August 19, 2011)

(4.6)	Form of 4.500% Notes due 2021 (incorporated by reference to Exhibit 4.1 to CCE’s Current Report on Form 8-K filed on February 18, 2011)

(5)	Opinion of Slaughter and May regarding legality**

(8)	Opinion of Sutherland Asbill & Brennan LLP regarding tax matters**

(10.1)	Form of Shareholders’ Agreement (included as Annex C to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)*

(10.2)	Form of Registration Rights Agreement (incorporated by reference to Exhibit 2.7 to the Current Report on Form 8-K filed by CCE with the SEC on August 12, 2015)*

(10.3)	Form of Olive Contribution Agreement (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by CCE with the SEC on August 12, 2015)

(10.4)	Form of Black Contribution Agreement (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by CCE with the SEC on December 15, 2015)

(10.5)	Olive Framework Agreement (English translation)†

Exhibit Number	Description

(10.6)	Incidence Pricing Agreement dated as of October 19, 2015, between CCE and TCCC (Effective January 1, 2016) (incorporated by reference to Exhibit 10.03 to CCE’s Quarterly Report on Form 10-Q on October 29, 2015).

(10.7)	Form of Bottler’s Agreement by and among TCCC and the bottling subsidiaries of Orange.**

(10.8)	Restated Employment Agreement between John F. Brock and Coca-Cola Enterprises, Inc. (Effective October 21, 2014) (incorporated by reference to Exhibit 10.1 to CCE’s Quarterly Report on Form 10-Q filed on September 26, 2014).

(10.9)	Employment Agreement between Damian P. Gammell and Coca-Cola Enterprises, Ltd. (Effective October 12, 2015) (incorporated by reference to Exhibit 10.1 to CCE’s Quarterly Report on Form 10-Q filed on October 29, 2015).

(10.10)	Employment Agreement between Ronald J. Lewis and Coca-Cola Enterprises, Inc. (Effective April 1, 2015) (incorporated by reference to Exhibit 10.5 to CCE’s Annual Report on Form 10-K filed on February 12, 2016).

(10.11)	Restated Employment Agreement between Manik Jhangiani and Coca-Cola Enterprises, Ltd. (Effective December 15, 2014) (incorporated by reference to Exhibit 10.11 to CCE’s Annual Report on Form 10-K filed on February 12, 2015).

(10.12)	Coca-Cola Enterprises, Inc. Executive Severance Plan (Effective January 1, 2015) (incorporated by reference to Exhibit 10.8 to CCE’s Annual Report on Form 10-K filed on February 12, 2016).

(10.13)	Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 7, 2012) (incorporated by reference to Exhibit 99.1 to CCE’s Current Report on Form 8-K filed on February 9, 2012).

(10.14)	Form of Performance Share Unit Agreement For Senior Officers in the United States in connection with the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 7, 2012) (incorporated by reference to Exhibit 10.8.2 to CCE’s Annual Report on Form 10-K filed on February 8, 2013).

(10.15)	Form of Performance Share Unit Agreement For Senior Officers in the United Kingdom in connection with the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 7, 2012) (incorporated by reference to Exhibit 10.8.3 to CCE’s Annual Report on Form 10-K filed on February 8, 2013).

(10.16)	Form of Stock Option Agreement For Senior Officers in the United States in connection with the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 7, 2012) (incorporated by reference to Exhibit 10.8.4 to CCE’s Annual Report on Form 10-K filed on February 8, 2013).

(10.17)	Form of Stock Option Agreement For Senior Officers in the United Kingdom in connection with the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 7, 2012) (incorporated by reference to Exhibit 10.8.5 to CCE’s Annual Report on Form 10-K filed on February 8, 2013).

(10.18)	Form of New Hire Restricted Stock Unit Award for Chief Operating Officer in connection with the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 12, 2012) (incorporated by reference to Exhibit 10.2 to CCE’s Quarterly Report on Form 10-Q filed on October 29, 2015).

Exhibit Number	Description

(10.19)	Form of Special Restricted Stock Unit Award Agreement to U.S. Senior Officer in connection with the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 7, 2012) for awards made after April 30, 2015 (incorporated by reference to Exhibit 10.4 to CCE’s Quarterly Report on Form 10-Q filed on April 30, 2015).

(10.20)	The Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (Effective October 2, 2010) (incorporated by reference to Exhibit 4.1 to CCE’s Registration Statement on Form S-8 filed on October 4, 2010).

(10.21)	Form of Stock Option Agreement for Senior Officers in the United States in connection with the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to CCE’s Current Report on Form 8-K filed on November 3, 2010).

(10.22)	The Coca-Cola Enterprises, Inc. Legacy Long-Term Incentive Plan As Amended and Restated (Effective December 14, 2010) (incorporated by reference to Exhibit 10.9.1 to CCE’s Annual Report on Form 10-K filed on February 14, 2011).

(10.23)	Form of 2006 Stock Option Agreement (Chief Executive Officer) in connection with the 2004 Stock Award Plan (incorporated by reference to Exhibit 10.1 to CCE’s Current Report on Form 8-K for Coca-Cola Enterprises Inc., its predecessor entity (SEC File No. 1-09300) filed on August 3, 2006).

(10.24)	Form of 2007 Stock Option Agreement (Chief Executive Officer) in connection with the 2007 Incentive Award Plan (incorporated by reference to Exhibit 10.31 to CCE’s Annual Report on Form 10-K for Coca-Cola Enterprises Inc., its predecessor entity (SEC File No. 1-09300) filed on February 14, 2008).

(10.25)	Form of Stock Option Agreement (Chief Executive Officer and Senior Officers) in connection with the 2007 Incentive Award Plan for Awards after October 29, 2008 (incorporated by reference to Exhibit 10.16.4 to CCE’s Annual Report on Form 10-K for Coca-Cola Enterprises Inc., its predecessor entity (SEC File No. 1-09300) filed on February 13, 2009).

(10.26)	The Coca-Cola Enterprises, Inc. Executive Long-Term Disability Plan (Effective October 2, 2010) (incorporated by reference to Exhibit 10.8 to CCE’s Current Report on Form 8-K filed on October 7, 2010).

(10.27)	Rules of the Coca-Cola Enterprises Belgian, Coca-Cola Enterprises Services Belgium and Luxembourg Stock Savings Plan (As Amended and Restated Effective January 1, 2014) (incorporated by reference to Exhibit 10.1 to CCE’s Quarterly Report on Form 10-Q filed on April 30, 2015).

(10.28)	Trust Deed and Rules of Coca-Cola Enterprises UK Share Plan (Effective 2010 and Amended on December 10, 2014) (incorporated by reference to Exhibit 10.2 to CCE’s Quarterly Report on Form 10-Q filed on April 30, 2015).

(21.1)	List of Subsidiaries of Orange

(23.1)	Consent of Ernst & Young LLP, independent registered public accounting firm of Coca-Cola Enterprises, Inc.

(23.2)	Consent of Deloitte, S.L., independent auditors of Coca-Cola Iberian Partners, S.A.U. (formerly known as Coca-Cola Iberian Partners, S.A.)

(23.3)	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm of Coca-Cola Erfrischungsgetränke GmbH (formerly known as Coca-Cola Erfrischungsgetränke Aktiengesellschaft)

(23.4)	Consent of Slaughter and May (included in the opinion filed as Exhibit (5))**

Exhibit Number	Description

(23.5)	Consent of Sutherland Asbill & Brennan LLP (included in the opinion filed as Exhibit (8))**

(99.1)	Form of Proxy Card for Coca-Cola Enterprises, Inc. Special Meeting of Shareholders

(99.2)	Consent of Credit Suisse Securities (USA) LLC†

(99.3)	Consent of Lazard Frères & Co. LLC†

*	Certain annexes and/or schedules have been omitted and the registrant agrees to furnish supplementally to the Commission a copy of any omitted annexes and/or schedules upon request.
**	To be filed by amendment.
†	Previously filed.